Form 20-F
period 2021-12-31
Riskified Ltd.
filed 2022-02-25
CIK 1851112

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________________
FORM 20-F
_____________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number 001-40692
_____________________
Riskified Ltd.
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
State of Israel
(Jurisdiction of incorporation or organization)
Riskified Ltd.
Europe House
Sderot Sha’ul HaMelech 37
Tel Aviv-Yafo, 6492806 Israel
(Address of principal executive offices)
Eido Gal
Chief Executive Officer
Riskified, Ltd.
220 5th Avenue, 2nd Floor
New York, New York 10001
Email: ir@riskified.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
_____________________
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, no par value	RSKD	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2021, the registrant had 75,909,531 Class A ordinary shares, no par value and 88,055,520 Class B ordinary shares, no par value, outstanding.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes ☒ No
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
☒ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,"accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the eﬀectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other	☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17 ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☒ No
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
☐ Yes ☐ No

ABOUT THIS ANNUAL REPORT
Except where the context requires or where otherwise indicated in this Annual Report, the terms “Riskified,” the “Company,” “we,” “us,” “our,” “our company,” and “our business” refers to Riskified Ltd. and its subsidiaries.
All references in this Annual Report to “Israeli currency” and “NIS” refer to New Israeli Shekels, the terms “dollar,” “USD” or “$” refer to U.S. dollars and the terms “€” or “euro” refer to the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the treaty establishing the European Community, as amended.
BASIS OF PRESENTATION
Presentation of Financial Information
Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. We present our consolidated financial statements in U.S. dollars.
Our fiscal year ends on December 31 of each year. Our most recent fiscal year ended on December 31, 2021.
Certain monetary amounts, percentages and other figures included elsewhere in this Annual Report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them. Certain amounts in prior periods have been reclassified to conform to the current period presentation.
Certain Definitions
As used in this Annual Report, except where the context otherwise requires or where otherwise indicated:
•“Riskified,” the “Company,” “we,” “us,” “our,” “our company” and similar references refer to Riskified Ltd. together with its consolidated subsidiaries as a consolidated entity.
•“Account takeover” refers to any instance where a third party gains access to a consumer’s account with an online merchant. Account takeovers typically occur when a consumer’s login credentials have been compromised. Once a consumer’s account is accessed, malicious parties can initiate fraudulent purchases, export stored value from loyalty programs, or pursue other actions to defraud the merchant and the consumer.
•“Chargebacks” refers to forced transaction reversals typically associated with credit and debit card transactions. Chargebacks occur when a cardholder disputes a transaction with its bank and the cardholder’s bank rules in favor of the cardholder. In such instances, funds associated with the payment are withdrawn from the merchant’s bank account resulting in a loss equal to the amount of the item that was received by the consumer. Chargebacks are meant as a consumer protection mechanism from fraudulent transactions, however, they may also incite abuse and friendly fraud. For example, friendly fraud may occur when a consumer, rather than returning an order they are dissatisfied with, instead initiates the chargeback process to avoid the complicated returns process. Friendly fraud may violate the merchant’s cancellation policies and, depending on the jurisdiction, may also be unlawful.
•“Consumers” refers to end-consumers who purchase goods or services from our merchants.

•“False declines” refers to any instance where a legitimate consumer transaction is falsely rejected during the checkout process because the transaction appears to be illegitimate. False declines represent lost sales for the merchant.
•“Merchants” refers to the businesses that purchase our products.
Key Performance Indicators and Non-GAAP Financial Measures Used in this Annual Report
Throughout this Annual Report, we provide a number of key performance indicators and non-GAAP financial measures used by our management and often by competitors in our industry. These are discussed in more detail in the section entitled “Operating and Financial Review and Prospects—Key Performance Indicators and Non-GAAP Metrics” which also includes a reconciliation of our non-GAAP financial measures to the most directly comparable U.S. GAAP metric. We define these key performance indicators and non-GAAP financial measures as follows:
•“Adjusted EBITDA” is a non-GAAP financial measure and is defined as net profit (loss) adjusted to remove the effects of the provision for income taxes, interest income, net, other income (expense), net, depreciation and amortization, share-based compensation expense, and payroll taxes related to share-based compensation.
•“Adjusted Gross Profit” is a non-GAAP financial measure and represents gross profit excluding the impact of depreciation and amortization, share-based compensation expense, and payroll taxes related to share-based compensation included in cost of revenue.
•“Adjusted Gross Profit Margin” is a non-GAAP financial measure and is defined as Adjusted Gross Profit expressed as a percentage of revenue.
•“Approval rate” is defined as GMV that has been approved divided by GMV that has been reviewed.
•“Billings” or “amounts billed” is defined as (1) gross amounts invoiced to our merchants and estimates for cancellations and service level agreements for transactions approved during the period plus (2) changes in estimates for cancellations and service level agreements for orders approved in prior periods. Billings excludes credits issued for chargebacks.
•“Chargebacks-to-billings ratio” or “CTB Ratio” is defined as the total amount of chargeback expenses incurred during the period indicated divided by the total amount of Billings to all of our merchants over the same period.
•“Free Cash Flow” is a non-GAAP financial measure and is defined as net cash provided by (used in) operating activities, less cash payments for property and equipment and capitalized software development costs.
•“Gross Merchandise Volume” or “GMV” is defined as the gross total dollar value of orders received by our merchants and reviewed through our eCommerce risk management platform during the period indicated, including orders that we did not approve.
The aforementioned key performance indicators and non-GAAP financial measures are used by management and our board of directors to assess our performance, for financial and operational decision-making, and as a means to evaluate period-to-period comparisons. These measures are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. We believe that these non-GAAP financial measures are appropriate measures of operating performance because they remove the impact of certain items that we believe do not directly reflect our core operations, and permit investors to view performance using the same tools that we use to budget, forecast, make operating and strategic decisions, and evaluate historical performance. Additionally, we provide Free Cash Flow because it is a non-GAAP liquidity measure that we believe provides useful information to management and investors about the amount of cash generated by the business that can be used for strategic opportunities, including investing in our business and strengthening our balance sheet.
Reverse Share Split
On July 28, 2021, we effectuated a two-for-one reverse share split of our Class A ordinary shares (the “Reverse Share Split”). No fractional shares have been issued in connection with the Reverse Share Split. The historical financial statements included elsewhere in this Annual Report have been adjusted retroactively for the Reverse Share Split. Unless otherwise indicated, all other share and per share data in this Annual Report has been retroactively adjusted, where applicable, to reflect the Reverse Share Split as if it had occurred at the beginning of the earliest period presented.
Additional Class B Issuance
Immediately after the effectiveness of the Reverse Share Split, we issued and distributed Class B ordinary shares to holders of the Class A ordinary shares on a two-for-one ratio, such that each holder of Class A ordinary shares received two Class B ordinary shares for each Class A ordinary share (the “Additional Class B Issuance”). The historical financial statements presented prior to the Reverse Share Split included elsewhere in this Annual Report have not been retroactively adjusted for the Additional Class B Issuance.
Market and Industry Data
Unless otherwise indicated, information in this Annual Report concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from independent industry analysts and publications, as well as our own estimates and research.
Our estimates are derived from publicly available information released by independent third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of our industry, which we believe to be reasonable. Certain statistical data, estimates and forecasts contained elsewhere in this Annual Report have been derived from an independent industry report published by eMarketer, titled “Global Ecommerce Forecast 2022” (February 2, 2022).
None of the independent industry publications relied upon by us or otherwise referred to in this Annual Report were prepared on our behalf. Although we believe the data from these third-party sources is reliable, we have not independently verified any such information, and these sources generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Certain of these publications, studies and reports were published or conducted before the COVID-19 pandemic and therefore do not reflect any impact of COVID-19 on any specific market or globally. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by independent third parties and by us.
Certain estimates of market opportunity and forecasts of market growth included elsewhere in this Annual Report may prove to be inaccurate. The market for our products is relatively new and will experience changes over time. The estimates and forecasts in this Annual Report relating to the size of our target market, market demand and adoption, capacity to address this demand and pricing may prove to be inaccurate. The addressable market we estimate may not materialize for many years, if ever, and even if the markets in which we compete meet the size estimates in this Annual Report, our business could fail to grow at similar rates, if at all.

Trademarks
We have proprietary rights to trademarks used in this Annual Report that are important to our business, including, among others, Riskified and Deco. Solely for convenience, trademarks and trade names referred to in this Annual Report may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this Annual Report is the property of its respective holder.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
In addition to historical facts, this Annual Report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are principally contained in the sections entitled Item 3.D. “Key Information — Risk Factors,” Item 4. “Information on the Company,” and Item 5. “Operating and Financial Review and Prospects.” Our estimates and forward-looking statements are mainly based on our management’s current expectations and estimates of future events and trends, which affect or may affect our business, operations, and industry. Although these estimates and forward-looking statements are based upon our management’s current reasonable beliefs and assumptions, they are subject to numerous risks and uncertainties, and are made in light of information currently available to us. Many important factors, in addition to the factors described in this Annual Report, may adversely affect our results as indicated in forward-looking statements. You should read this Annual Report and the documents we have filed as exhibits to the registration statement of which this Annual Report is a part completely, and with the understanding that our actual future results may be materially different and worse from what we expect.
All statements other than statements of historical fact are forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” or similar words, as well as their negatives. Statements regarding our future results of operations and financial position, growth strategy and plans and objectives of management for future operations, including, among others, expansion in new and existing markets, development and introductions of new products, capital expenditures and debt service obligations, are forward-looking statements.
These forward-looking statements are subject to a number of known and unknown risks, uncertainties, other factors and assumptions, including the risks described in Item 3.D. “Key Information — Risk Factors” and elsewhere in this Annual Report.
Our estimates and forward-looking statements may be influenced by factors, including:
•our limited operating history;
•our history of net losses;
•our ability to attract new merchants and retain existing merchants;
•Continued use of credit cards and other payment methods that expose merchants to the risk of payment fraud, and changes in laws and regulations related to use of these payment methods, such as PSD2;
•the impact of macroeconomic conditions;
•our ability to continue to improve our machine learning models;
•our ability to protect the information of our merchants and consumers;
•our ability to predict future revenue due to lengthy sales cycles;
•seasonal fluctuations in revenue;
•competition;
•our merchant concentration;
•our ability to develop and introduce new products;

•our ability to mitigate the risks involved with selling our products to large enterprises;
•our ability to retain the services of our co-founders;
•our ability to retain our executive officers and other key personnel;
•our ability to attract and retain highly qualified personnel, including software engineers and data scientists, particularly in Israel;
•our limited experience with respect to pricing;
•our ability to obtain additional capital;
•our ability to achieve and maintain high merchant satisfaction;
•our third-party providers of cloud-based infrastructure;
•our ability to protect our intellectual property rights;
•technology and infrastructure interruptions or performance problems;
•the ability of our machine learning models to accurately detect fraud in down-cycle economic conditions;
•the efficiency and accuracy of our machine learning models;
•the continued proper operation of our machine learning models;
•changes in privacy and security laws, regulations, and standards;
•our ability to comply with lending regulation and oversight;
•the development of regulatory frameworks for machine learning technology;
•our use of open-source software;
•our ability to enhance and maintain our brand;
•our ability to execute potential acquisitions, strategic investments, partnerships, or alliances;
•potential claims related to the violation of the intellectual property rights of third parties;
•our ability to expand our sales force;
•our exposure to fluctuations in currency exchange rates;
•our limited experience managing a public company;
•our failure to comply with anti-corruption, trade compliance, and economic sanctions laws and regulations;
•the impact of the ongoing COVID-19 pandemic;
•our ability to enforce non-compete agreements entered into with our employees;
•our ability to maintain effective systems of disclosure controls and financial reporting;
•our ability to accurately estimate or judgements relating to our critical accounting policies;
•our business in China;

•changes in tax laws or regulations;
•potential future requirements to collect sales or other taxes;
•potential future changes in the taxation of international business and corporate tax reform;
•changes in and application of insurance laws or regulations; and
•the other matters described in the section entitled Item 3.D. “Key Information — Risk Factors.”
In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time period or at all. Moreover, we operate in an evolving environment. New risks and uncertainties emerge from time to time, and it is not possible for our management to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any estimates or forward-looking statements. We qualify all of our estimates and forward-looking statements by these cautionary statements.
The estimates and forward-looking statements contained in this Annual Report speak only as of the date of this Annual Report. Except as required by applicable law, we undertake no obligation to publicly update or revise any estimates or forward-looking statements contained in this Annual Report, whether as a result of any new information, future events, or otherwise, or to reflect the occurrence of unanticipated events or otherwise.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
Reserved.
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
You should carefully consider the risks and uncertainties described below and the other information in this Annual Report before making a decision to invest in our Class A ordinary shares. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations. Our business, financial condition, or results of operations could be materially and adversely affected by any of these risks and uncertainties. The trading price and value of our Class A ordinary shares could decline due to any of these risks and uncertainties, and you may lose all or part of your investment. This Annual Report also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks and uncertainties faced by us described below and elsewhere in this Annual Report.
Risks Relating to Our Business and Industry
We have a limited operating history and have experienced rapid growth. If we fail to manage our growth effectively, then our revenues, results of operations, and financial condition may be adversely affected.
We have experienced substantial growth in our business since inception in 2012. Our revenue was $229.1 million and $169.7 million for the years ended December 31, 2021 and 2020, respectively, representing an increase of 35% from 2020 to 2021. Our historical revenue growth may not be sustainable and should not be considered indicative of our future performance. Since launching our business, we have frequently expanded our products and changed our pricing methodologies. This limited operating history and our rapid growth make it difficult to evaluate our future prospects and the risks and challenges we may encounter. These risks and challenges include our ability to:
•accurately forecast our revenue and plan our operating expenses;
•increase the number of new merchants and retain existing merchants using our products;
•successfully compete with current and future competitors;
•successfully expand our business in existing markets, and enter new markets and geographies;

•anticipate and respond to macroeconomic changes and changes in the markets in which we operate;
•accurately adjust our pricing structures for our products;
•maintain and enhance the value of our reputation and brand;
•adapt to rapidly evolving trends in the ways merchants and consumers interact with technology;
•accurately predict projected chargeback expenses, especially if new fraud patterns develop more quickly than our ability to detect and block new fraud patterns;
•avoid interruptions or disruptions to our service;
•develop a scalable, high-performance technology infrastructure that can efficiently and reliably handle increased usage, as well as the deployment of new features and products;
•hire, integrate, and retain talented technology, sales, and other personnel; and
•effectively manage rapid growth in our personnel and operations.
If we fail to address the risks and difficulties we face, including those associated with the challenges listed above as well as those described elsewhere in this “Risk Factors” section, our business, financial condition, and results of operations could be adversely affected.
In addition, while our operations have been and may continue to be impacted by the COVID-19 pandemic and its related restrictions, the onset of the COVID-19 pandemic greatly accelerated existing trends of consumers moving online and our merchants prioritizing digital channels, due, in part, to the shutdown of brick-and-mortar stores, social distancing measures, and travel restrictions which have diverted spending previously conducted in physical stores to the online space. Consumers diverting spending to eCommerce platforms has created a substantial growth opportunity for us. Although, to date, the accelerated migration towards eCommerce as a result of the COVID-19 pandemic has had a generally positive impact on our growth and business, there are certain sectors, including travel and ticketing, from which we have historically derived significant revenues, that continue to be negatively impacted by COVID-19 related measures and restrictions. The timeframe for recovery of these negatively affected sectors to pre-pandemic levels, in particular travel and ticketing, remains unclear. Further, increased levels of eCommerce have been accompanied by more sophisticated fraud organizations and schemes, which may be more difficult for our products to detect. There continues to be significant uncertainty regarding future developments, including relating to the identification and severity of new COVID-19 variants, and local and global reopening plans. While we expect that the increased eCommerce adoption resulting from the COVID-19 pandemic will be maintained, we have seen, and expect to continue to see some return to spending in physical stores and an associated slow-down in year-over-year eCommerce growth, as restrictions begin to ease.
We have a history of net losses and, as we anticipate increasing operating expenses in the future, we may not be able to achieve profitability.
We have not been profitable since our inception in 2012 and have incurred significant net losses in prior years, including net losses of $178.9 million and $11.3 million for the years ended December 31, 2021 and 2020, respectively. Because the market for our products is rapidly evolving, it is difficult for us to predict our future results of operations or the limits of our market opportunity. In particular, our ability to achieve profitability will depend, in part, on our ability to effectively manage and decrease our chargeback expenses, which is dependent on our ability to improve the accuracy of our products. The accuracy of our products is, in part, driven by the amount of information we are able to obtain from processing transactions. We also expect our operating expenses to significantly increase over the next several years as we hire additional personnel (and as a result of increasing costs of labor), expand our partnerships, operations, and infrastructure, continue to enhance our products, and increase our spending on sales and marketing. In addition, higher rates of inflation in the U.S. and globally have impacted, and may continue to impact our costs of labor and the prices at which we are able to acquire goods and services from third-party vendors on which we rely. We intend to continue enhancing our existing products and may develop and introduce new products through internal research and development, and we may also selectively pursue acquisitions. In addition, as we continue to grow after becoming a public company, we will incur additional significant legal, accounting, and other public company-related expenses that we did not incur as a private company. These efforts may prove more expensive than we currently anticipate. As a result of these increased expenditures, we will have to generate and sustain increased revenue to offset our operating expenses and achieve and maintain profitability.
If we are unable to attract new merchants, retain existing merchants or increase sales of our products to existing merchants, our business, financial condition and results of operations may be adversely affected.
Our growth is dependent on our ability to continue attracting new merchants while retaining existing merchants and expanding the products we sell to them. In particular, if we are not able to attract new merchants and increase the amount of transactions we process within our existing merchant network, we may not be able to continue to improve our products. Growth in the demand for our products may also be inhibited, and we may be unable to grow our merchant base for a number of reasons, including, but not limited to:
•our failure to develop or offer new or enhanced products in a timely manner that are comparable with, or superior to, new technologies or competitor offerings, and that meet the evolving needs of our merchants and changes in the regulatory environment in which we operate;
•difficulties providing or maintaining a high level of merchant satisfaction, which could cause our existing merchants to terminate their relationship with us or stop referring prospective merchants to us;
•increases in our merchant churn rates, including churn of significant merchants from whom we derive a significant percent of our revenue;
•perceived or actual security, availability, integrity, privacy, reliability, quality, or compatibility problems with our products, including related to unscheduled downtime, outages, or network security breaches; and
•continued or increased competition in our industry, including greater marketing efforts or investments by our competitors in advertising and promoting their brands or in product development.
Our future success depends, in part, on our ability to sell additional products to our existing merchants. If our merchants do not purchase additional products from us, or do not renew their agreements upon expiration, our business, financial condition, and results of operations may be adversely affected.
Our merchant expansions and renewals may decline or fluctuate as a result of a number of factors, including merchant usage, merchant satisfaction with our products and eCommerce risk management platform capabilities and merchant support, our prices, the prices of competing products, mergers and acquisitions affecting our merchant base, consolidation of affiliates’ multiple paid business accounts into a single paid business account, the effects of global economic conditions, or reductions in our merchants’ spending levels generally. These factors may be exacerbated if, consistent with our growth strategy, our merchant base continues to grow to encompass large online enterprises.
We are dependent upon the continued use of credit cards and other payment methods that expose our merchant to the risk of payment fraud as a primary means of payment for eCommerce transactions. Changes in laws and regulations related to use of these types of payment methods, including card scheme rules and PSD2, or the general public’s use of such payment methods has, and may in the future continue to reduce or change the use cases for our products, and has and could continue to adversely affect our revenues, our results of operations and financial condition.
The future success of our business depends upon the continued use of credit cards and other payment methods that expose our merchants to the risk of payment fraud, as a primary means to pay for online purchases and conduct commercial transactions. Federal, state or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of such payment methods, and in particular with respect to card-not-present transactions. In addition, card schemes such as Visa, MasterCard and American Express, impose rules and other requirements on participants in the payment chain. Changes in these laws, regulations or card scheme rules could require us to modify our products in order to comply with these changes. In addition, the adoption of regulations intended to reduce fraudulent transactions, that will shift the liability for fraudulent transactions away from merchants and on to other participants in the payment chain, and other rules and regulations related to the use of credit cards may adversely affects the use cases and demand for our products, our business, financial condition, and results of operations or require us to make changes to our business and strategies. For example, the revised European Payment Services Directive (Directive (EU) 2015/2366; PSD2) imposes new standards for payment security and strong customer authentication and shifts the liability for online payment fraud for certain types of transactions involving European issuing banks further towards issuing banks and away from online merchants. This impacts the demand for our chargeback guarantee product since this offering protects our existing merchants from fraud related chargebacks that they may no longer be liable for. Billings generated from transactions with European consumers constitutes approximately 15% of our Billings for the year ended December 31, 2021 and 2020. Absent additional changes in the composition of our Billings, we expect that the percentage of our GMV attributable to European consumers will decline as compared to periods prior to the implementation of PSD2. Based on the information available to us, we believe that transactions with European consumers are indicative of transactions originating with European issuing banks, which may be subject to the SCA requirements of PSD2 if relevant additional criteria are also fulfilled. Consumer location is determined by the IP address of the consumer. If an IP address is unavailable, location is determined by shipping address, then bank identification number, then billing address. Additionally, countries that are EU members may each have different and potentially inconsistent domestic regulations implementing PSD2 and other European Directives, which may increase our costs and operational complexity. PSD2 and other rules and regulations related to the use of credit cards has and may continue to adversely affect our business, financial condition, and results of operations or require us to make changes to our business and strategies.
Further, we depend upon the general public’s continued willingness to use credit cards and other payment methods that expose our merchants to the risk of payment fraud as a primary means to pay for online purchases and conduct commercial transactions. While we regularly review and guarantee transactions completed using alternative eCommerce payment methods, such as Apple Pay and Paypal, increased adoption by our merchants and by the general public of these and other alternative payment methods, such as “buy now pay later” services or cryptocurrencies, which may also include native fraud management features, may reduce the attractiveness of our products and may adversely affect our business, financial condition, and results of operations.
Our revenue is impacted, to a significant extent, by macroeconomic conditions and the financial performance of our merchants.
Our business, the eCommerce retail sector, and our merchants’ businesses are sensitive to macroeconomic conditions. Economic factors, such as interest rates, inflation, currency exchange rates, changes in monetary and related policies, market volatility, consumer confidence, supply chain issues and unemployment rates, are among the most significant factors that impact consumer spending behavior. Weak economic conditions or a significant deterioration in economic conditions, including recession, may reduce the amount of disposable income consumers have, which, in turn, reduces consumer spending and would have an adverse effect on our business, financial condition, and results of operations.
In addition, the COVID-19 pandemic has had, and continues to have, a significant impact on the national economy and the communities in which we operate. The pandemic’s effect on the macroeconomic environment, including the inflationary impacts of, among other things, governmental stimulus or fiscal policies adopted in response to the COVID-19 pandemic, has yet to be fully determined and depends on future developments that cannot be predicted at this time, such as vaccine and booster rollout, vaccine hesitancy, severity and transmission rates of the virus and its current and future variants, and could continue for months or years. Any prolonged economic downturn with sustained high unemployment rates would lead to decreased retail consumption, and may materially decrease our merchants’ transaction volume, which, in turn, impacts the volume of transactions available for us to review for fraud. Similarly, external macroeconomic factors and business conditions including global supply chain disruptions, such as those experienced in many industries in the second half of 2021, may result in shortages of raw products and prolonged shipping and delivery times for consumer goods. This may in turn lead to decreased eCommerce transaction volumes as consumers instead opt to purchase stock-on-hand from bricks-and-mortar retailers, rather than transact through digital channels. Any reduction in our merchants’ transaction volume directly impacts the fees we receive from them and, if such reduction continues for a prolonged period, would have a material adverse effect on our business, financial condition and results of operations.
Our ability to review transactions for fraud, and the fees due to us associated with providing such products, depends upon sales of products and services by our merchants. Our merchants’ sales may decrease or fail to increase as a result of factors outside of their control, such as the macroeconomic conditions referenced above, or business conditions affecting a particular industry vertical or region. Weak economic conditions could also extend the length of our merchants’ sales cycles, and cause consumers to delay making (or not make) purchases of our merchants’ products and services. Even in the absence of macroeconomic factors, the performance of our merchants directly impacts our business, and, as a result, if the financial performance of a merchant is negatively impacted for reasons specific to such merchant, we will also be negatively impacted. The decline of sales by our merchants results in lower revenue for us. Alternatively, a reduction in online engagement at the macroeconomic level or for any individual merchant of ours, including due to a general decrease in online spending, a result of consumers re-prioritizing traditional non eCommerce channels due to the easing of COVID-19-related restrictions, or a decreased demand for any of our merchants’ products or services for whatever reason could lead to a decrease in our merchants’ eCommerce revenues, which, in turn, may harm our revenues, or may reduce the attractiveness of our products.
If we are unable to continue to improve our machine learning models or if our machine learning models contain errors or are otherwise ineffective, our growth prospects, business, financial condition, and results of operations may be adversely affected.
Our products are based on our machine learning models and our ability to attract new merchants, retain existing merchants, or increase sales of our products to existing merchants will depend in large part on our ability to maintain a high degree of accuracy and automation in our automated decisioning process. If our machine learning models fail to accurately detect fraud, or any of the other components of our automated decisioning process fail, we may experience higher than forecasted chargebacks and our ability to attract new merchants, retain existing merchants or increase sales of our products to existing merchants and our business, financial condition, and results of operations may be adversely affected.
Our machine learning models are designed to analyze data attributes in order to identify complex transaction and behavior patterns, which enables us to detect fraud and illegitimate consumers quickly and accurately. Our ability to continuously improve and train these models means that we are capable of doing so, even as methods of committing fraud evolve and become more sophisticated. However, it is possible that our machine learning models may prove to be less accurate than we expect, or than they have been in the past, for a variety of reasons, including inaccurate assumptions or other errors made in building or training such models, incorrect interpretations of the results of such models, increased fraud sophistication beyond the capabilities of our machine learning models, and failure to timely update model assumptions and parameters. In addition, our machine learning models may initially be less accurate following expansion into new verticals and use-cases, such as review of Automated Clearing House (“ACH”) payments. Further, the successful performance of our machine learning models relies on the ability to constantly review and process large amounts of transactions and other data. If we are unable to attract new merchants, retain existing merchants or increase sales of our products to existing merchants, or if our merchants do not provide us with access to a significant volume of their transaction data, the amount of data reviewed and processed by our machine learning models will be reduced or fail to grow at a pace that will allow us to continue to improve the efficiency of our machine learning models, which may reduce the accuracy of such models. Additionally, such models may not be able to effectively account for matters that are inherently difficult to predict or are otherwise beyond our control, such as social engineering and other methods of perpetrating fraud that do not lend themselves well to risk-based analysis. Material errors or inaccuracies in such machine learning models could lead us to make inaccurate or sub-optimal operational or strategic decisions, which could adversely affect our business, financial condition and results of operations.
Our products enable the collection and storage of personal, confidential or proprietary information of our merchants and their consumers, and security concerns could result in liability to us or inhibit sales of our products.
Our operations involve the storage, transmission and processing of our merchants’ and their consumers’ confidential proprietary data, which can include personal information. While we have developed systems and processes to protect the integrity, confidentiality and security of such data, our security measures or those of our third-party service providers, including, but not limited to, the third-party providers of cloud-based infrastructure, or Public Cloud Providers, could fail and result in unauthorized access to or disclosure, modification, misuse, loss or destruction of such data. Any security breaches, computer malware, ransomware or extortion based attack, or computer hacking attacks experienced by us or by our third-party service providers, could expose us to a risk of loss of personal, confidential or proprietary information, loss of business, severe reputational damage adversely affecting merchant or investor confidence, regulatory investigations and orders, litigation, indemnity obligations, damages for contract breach, fines and penalties for violation of applicable laws or regulations, and significant costs for remediation and incentives offered to merchants or other business partners in an effort to maintain business relationships after a breach, and other liabilities.
We have experienced and expect to continue to experience actual and attempted cyber-attacks of our IT networks, such as through phishing scams and ransomware. Although none of these actual or attempted cyber-attacks has had a material adverse impact on our operations or financial condition, we cannot guarantee that such incidents will not have such an impact in the future. Cyberattacks and other malicious Internet-based activity continue to increase generally and many companies that provide cloud-based services have reported a significant increase in cyberattack activity since the beginning of the COVID-19 pandemic. If our products or security measures are perceived as weak or are actually compromised as a result of third-party action, employee or merchant error, malfeasance, stolen or fraudulently-obtained log-in credentials, or otherwise, our merchants may curtail or stop using our products, our reputation could be damaged, our business may be adversely affected, and we could incur significant liability. We may be unable to anticipate or prevent techniques used to obtain unauthorized access to or to sabotage systems because they change frequently and generally are not detected until after an incident has occurred. As adoption of our products by merchants continues to increase and our brand becomes more widely known and recognized, we may become more of a target for third parties seeking to compromise our security systems or gain unauthorized access to our merchants’ data. Moreover, if a high-profile security breach occurs with respect to another cloud platform provider, our merchants and potential merchant customers may lose trust in the security of cloud platforms generally, which could adversely impact our ability to retain existing merchants or attract new ones. We experience cyberattacks and other security incidents of varying degrees from time to time, though none of which individually or in the aggregate has led to costs or consequences which have materially impacted our business, financial condition, or results of our operations. While we continue to implement controls and plans for preventative actions to further strengthen our systems against future attacks, we cannot assure you that such measures will provide adequate security, that we will be able to react in a timely manner, or that our remediation efforts following past or future attacks will be successful.
If we are not able to detect activity on our eCommerce risk management platform that might be nefarious in nature or if we are not able to design processes or systems to reduce the impact of similar activity on a platform of a third-party service provider, our merchants could suffer harm. In such cases, we could face exposure to legal claims, particularly if a merchant suffers actual harm. We cannot assure you that any limitation of liability provisions in our contracts for a security lapse or breach would be enforceable, adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim related to such lapse or breach. We also cannot be sure that our existing insurance coverage will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims related to a security breach, or that the insurer will not deny coverage as to any future claim. Our existing general liability and cyber liability insurance policies may not cover, or may cover only a portion of, any potential claims related to security lapses or breaches to which we are exposed or may not be adequate to indemnify us for all or any portion of liabilities that may be imposed. We also cannot be certain that our existing insurance coverage will continue to be available on acceptable terms or in amounts sufficient to cover the potentially significant losses that may result from a security incident or breach, which could therefore have a material adverse effect on our business, financial condition and results of operations.
Lengthy sales cycles with large enterprises make it difficult to predict our future revenue and may cause variability in our operating results.
Our sales cycle can vary substantially from merchant to merchant, but with large enterprises it typically requires 25 to 55 weeks on average from the time we designate a merchant as a sales qualified lead, or SQL, to execution of an agreement with that merchant. Our ability to forecast revenue accurately is affected by our ability to forecast new merchant acquisitions. Lengthy sales cycles make it difficult to predict the quarter in which revenue from a new merchant may first be recognized. If we overestimate new merchant growth in a particular period or generally, our revenue will not grow as quickly as our estimates, our costs and expenses may continue to exceed our revenue, and our results of operations will be adversely affected. In addition, we may not meet or may be required to revise guidance that we have provided to the public, if any.
In addition, we plan our operating budget, including sales and marketing expenses, and our hiring needs, in part, on our forecasts of new merchant growth and future sales. If new merchant growth or sales for a particular period is lower than expected, we may not be able to proportionately reduce our operating expenses for that period, which could harm our operating results for that period. Delays in our sales cycles could cause significant variability in our revenue and operating results for any particular period.
We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our revenues. If we fail to accommodate increased volumes during peak seasons and events, our business, financial condition, and results of operations may be adversely affected.
Our business is seasonal in nature and our GMV and revenues are typically highest in the calendar fourth quarter. Our revenue is directly correlated with the level of revenue that our merchants generate, and our merchants typically generate the most revenue in the calendar fourth quarter, which includes Black Friday, Cyber Monday, the holiday season, and other peak events included in the eCommerce calendar, such as Chinese Singles’ Day and Thanksgiving. Our gross profit margin follows a similar trend. For the years ended December 31, 2021 and 2020, calendar fourth quarter revenue represented approximately 30% and 34% of our total revenues, respectively. As a result, our revenue will generally decline in the calendar first quarter of each year relative to the calendar fourth quarter of the previous year.
Any disruption in our products, especially during the calendar fourth quarter, could have a negative effect on our operating results. Surges in volumes during peak periods may strain our technological infrastructure and merchant support activities which may reduce our revenue and the attractiveness of our products.
Any disruption to our operations or the operations of our merchants could lead to a material decrease in revenues relative to our expectations for the calendar fourth quarter which could result in a significant shortfall in revenue, results of operations and operating cash flows for the full year.
We operate in a highly competitive industry. Competition presents an ongoing threat to the success of our business.
We operate in a highly competitive industry, and we expect competition to continue to increase. With the introduction of new technologies and the entry of new competitors into the market, including risk scoring companies, we expect competition to persist and intensify in the future. This could harm our ability to attract new merchants, increase sales, maintain or increase renewals, and maintain our prices. We believe that our ability to compete depends upon many factors both within and beyond our control, including the following:
•the size of our merchant base;
•the timing and market acceptance of products, including the developments and enhancements to those products, offered by us or our competitors;
•the quality of our products and our merchant service and support efforts;
•our selling and marketing efforts;
•our continued ability to develop technology to support our business model;
•our continued ability to develop and implement new products to meet evolving merchant needs and regulatory requirements;
•our continued ability to expand into and localize our products in new geographies and new verticals in a timely manner; and
•our brand strength relative to our competitors.
Many of our existing and potential competitors could have substantial competitive advantages, such as greater name recognition, longer operating histories, larger sales and marketing budgets, greater merchant support resources, lower labor and development costs, larger and more mature intellectual property portfolios and significantly greater financial, technical, marketing and other resources. Further, in addition to fraud detection and prevention, our competitors may offer a more comprehensive portfolio of products and services.
Our competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies which may allow them to attract merchants. Our competitors may develop products that are similar to our products or that achieve greater market acceptance than our products, which could attract merchants away from our products and reduce our market share.
In addition, if one or more of our competitors were to merge or partner with another of our competitors, our ability to compete effectively could be adversely affected. Our competitors may also establish or strengthen cooperative relationships with our current or future strategic distribution and technology partners or other parties with whom we have relationships, thereby limiting our ability to promote and implement our eCommerce risk management platform.
These competitive pressures in our market, or our failure to compete effectively, may result in price reductions, lower transaction volumes, reduced revenue and gross profit margins, increased net losses, merchant-churn and loss of market share. Any failure to meet and address these factors may adversely affect our business, financial condition and results of operations.
We have a substantial merchant concentration, with a limited number of merchants accounting for a substantial portion of our revenues. The loss of a significant merchant would materially and negatively affect our business, financial condition and results of operations.
We derive a significant portion of our revenues from a few significant merchants, each of which operates in the eCommerce retail sector. For the years ended December 31, 2021 and 2020, our three largest merchants in the aggregate accounted for 30% and 36% of our revenues, respectively. In addition, our five largest merchants in aggregate accounted for approximately 39% and 46% of our revenues for the years ended December 31, 2021 and 2020, respectively. While the proportion of our total revenues that we derive from these merchants continues to decrease year-over-year as our merchant base expands, inherent risks remain whenever a large percentage of total revenues are concentrated with a limited number of merchants. It is not possible for us to predict the future business activities or volumes of sales that will be generated by these merchants. If any of these merchants experience declining or delayed sales or other business interruptions due to market, economic, or competitive conditions, the fees we receive from such merchant will decline proportionally. Further, because the retail sector, where most of our major merchants operate, is generally susceptible to macroeconomic factors, we too are susceptible to macroeconomic factors. See “Risk Factors—Risks Relating to our Business and Industry— Our revenue is impacted, to a significant extent, by macroeconomic conditions and the financial performance of our merchants.” In addition, we could be pressured to reduce our prices or we could experience a decline in the demand for our products, any of which could negatively affect our business, financial condition, and results of operations. If any of our five largest merchants terminate their relationships with us, such termination would materially negatively affect our business, financial condition, and results of operations. Furthermore, if any of our largest merchants terminate their relationships with us, or if these merchants experience declining or delayed sales or other business interruptions, our estimates and forecasts relating to the size and expected growth of our market may prove to be inaccurate.
If the financial condition of a merchant deteriorates significantly or a merchant becomes subject to a bankruptcy proceeding, we may not be able to recover amounts due to us from the merchant, which could have a material adverse impact on our business, financial condition, and results of operations.
If we are unable to develop enhancements to our products, increase adoption and usage of our products, and introduce new products and capabilities that achieve market acceptance, our business, financial condition and results of operations may be adversely affected.
Our ability to attract new merchants and increase revenue from existing merchants depends on numerous factors, including our ability to enhance and improve our existing products, increase adoption and usage of our products, and introduce new products and capabilities. In particular, if we are not able to develop technology that is able to keep pace with new and increasingly complex fraud schemes, we may not be able to achieve a return on investment that satisfies our merchants. Additionally, our inability to develop new technology that can detect new fraud schemes may also result in significant chargeback expenses which will materially and adversely impact our business, financial condition, and results of operations. The success of any enhancements or new products depends on several factors, including timely completion, adequate quality testing, introduction to the market, and market acceptance. Any products we develop may not be introduced in a timely or cost-effective manner, may contain errors or defects, or may not achieve the broad market acceptance necessary to generate sufficient revenue. If we are unable to successfully enhance our existing products to meet merchant requirements, increase adoption and usage of our products, or develop new products, our business, financial condition, and results of operations may be adversely affected.
If we are unable to continue to increase the sales of our products to large enterprises while mitigating the risks associated with serving such merchants, our business, financial condition and results of operations may be adversely affected.
Our growth strategy is dependent, in large part, upon the continued increase of sales to large enterprises. Sales to large enterprises involve risks that may not be present or that are present to a lesser extent with sales to smaller entities, such as longer sales cycles, more complex merchant requirements, substantial upfront sales costs, and less predictability in completing some of our sales. For example, large enterprises may require considerable time to evaluate and test our applications and those of our competitors prior to making a purchase decision and placing an order. A number of factors influence the length and variability of our sales cycle, including the need to educate potential merchants about the uses and benefits of our products, the discretionary nature of purchasing and budget cycles, and the competitive nature of evaluation and purchasing approval processes. As a result, the length of our sales cycle may vary significantly from merchant to merchant and sales to large enterprises typically take longer to complete. Moreover, large enterprises often begin to deploy our products on a limited basis, but nevertheless demand configuration, integration services, and pricing negotiations, which increase our upfront investment in the sales effort with no guarantee that these merchants will deploy our products widely enough across their organization to justify the substantial upfront investment. Our ability to improve our sales to such large enterprises is also partially dependent on our ability to continue to attract and retain sales personnel with experience selling to large enterprises, and competition for such personnel can be intense.
In addition, as security breaches with respect to larger, high-profile enterprises are likely to be heavily publicized, there is an increased reputational risk associated with serving such merchants. If we are unable to continue to increase sales of our products to large enterprises while mitigating the risks associated with serving such merchants, our business, financial condition, and results of operations may be adversely affected.
The loss of the services of our co-founders, who are also our Chief Executive Officer and Chief Technology Officer, could materially and adversely affect our revenues, our results of operations and financial condition.
The experiences of Eido Gal, our co-founder and Chief Executive Officer, and Assaf Feldman, our co-founder and Chief Technology Officer, are valuable assets to us. Mr. Gal and Mr. Feldman both have significant experience in developing automated risk and identity products and developing robust systems with machine learning algorithms and intelligent UIs for risk management applications and would be difficult to replace. Competition for senior executives in our industry is intense, and we may not be able to attract and retain qualified personnel to replace or succeed Mr. Gal or Mr. Feldman. Failure to retain Mr. Gal or Mr. Feldman would have a material adverse effect on our business, financial condition and results of operations.
We depend on our executive officers and other key members of our management team and the loss of one or more of these employees could have an adverse effect on our revenues, our results of operations and financial condition.
Our success and future growth depend largely upon the continued services of our executive officers and other key employees in the areas of research and development, marketing, business development, sales, products, and general administrative functions. From time to time, there may be changes in our executive management team or other key employees resulting from the hiring or departure of these personnel. Our executive officers and other key employees are employed on an at-will basis, which means that these personnel could terminate their employment with us at any time. The loss of one or more of our executive officers, or the failure by our executive team to effectively work with our employees and lead the Company, could have an adverse effect on our revenues, our results of operations and financial condition. We also are dependent on the continued service of our existing software engineers and data scientists because of the complexity of our products and eCommerce risk management platform capabilities.
If we are unable to attract and retain executives and employees that we need to support our operations and growth, our revenues, our results of operations and financial condition may be adversely affected.
To execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for software engineers experienced in designing and developing software as a service (“SaaS”) applications and experienced sales professionals. Competition for talent in Israel is particularly intense. See “Risk Factors—Risks Relating to our Incorporation and Location in Israel — Due to intense competition for highly skilled personnel in Israel, we may fail to attract, recruit, retain and develop qualified employees, which could materially and adversely impact our business, financial condition and results of operations.” If we are unable to attract such personnel remotely or in cities or countries where we are located, we may need to hire in other locations which may add to the complexity and costs of our business operations. From time to time, we have experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached their legal obligations, resulting in a diversion of our time and resources.
We believe that our corporate culture has been a critical component of our success. We have invested substantial time and resources in building our team and nurturing our culture. As we rapidly grow, we may find it difficult to maintain our corporate culture while managing this growth. Any failure to manage our anticipated growth and organizational changes in a manner that preserves the key aspects of our culture could hurt our ability to recruit and retain personnel. This, in turn, could adversely affect our revenues, our results of operations and financial condition.
In addition, prospective and existing employees often consider the value of the equity awards they receive in connection with their employment. If the amount or value of equity awards offered to employees is perceived to be less favorable than equity awards offered by other companies with whom we compete for talent, or the perceived value of our equity awards declines, experiences significant volatility, or increases such that prospective employees believe there is limited upside to the value of the Company’s equity awards, it may adversely affect our ability to recruit and retain key employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business, financial condition and results of operations may be adversely affected.
We have limited experience with respect to determining the optimal prices and pricing structures for our products.
We typically charge our merchants a percentage of the value of the transactions that we automatically approve. The fee we charge our merchants is a risk-adjusted price, which is expressed as a percentage of the GMV dollars that we approve. We expect we may need to change our pricing model from time to time, including in response to a change in global economic conditions or reductions in our merchants’ spending levels generally.
Through our Chargeback Guarantee product, we provide a Chargeback Guarantee to our merchants for transactions that our eCommerce risk management platform approves that are subsequently determined to be fraudulent and for which a valid chargeback reimbursement request is received by our merchant. Pursuant to our Chargeback Guarantee, we may be required to issue a significant amount of credits to merchants. The credit issued via the invoice we provide to our merchants generally equates to the approved transaction amount, which exceeds the fee we charge for the associated transaction. This business model requires us to accurately predict the amount of credits we expect to issue in order to determine the appropriate pricing structure for our products, and failure to do so may negatively affect our financial condition. Similarly, as we introduce new products, or as a result of the evolution of our existing products, and as the methods and techniques used to perpetrate fraud evolve, we may have difficulty determining the appropriate pricing structure for our products.
In addition, as new and existing competitors introduce new products that compete with ours, or revise their pricing structures, we may be unable to attract new merchants at the same price, or based on the same pricing model as we have used historically. Moreover, as we continue to target selling our products to large enterprises, these large enterprises may demand substantial price concessions. As a result, we may be required, from time to time, to revise our pricing structure or reduce our prices, which could adversely affect our business, financial condition and results of operations.
We may need additional capital, and we cannot be sure that additional financing will be available on favorable terms, if at all.
Historically, we have funded our operations and capital expenditures primarily through equity issuances and cash generated from our operations. Although we currently anticipate that our available funds and cash flow from operations will be sufficient to meet our cash needs for the foreseeable future, we may require additional financing and we may not be able to obtain such financing on favorable terms, or at all. Our ability to obtain financing will depend on, among other things, our development efforts, business plans, operating performance and the condition of capital markets at the time we seek financing. If we raise additional funds through the issuance of equity, equity-linked, or convertible debt securities, to fund operations or on an opportunistic basis, those securities may have rights, preferences, or privileges senior to the rights of our Class A ordinary shares, or may require us to agree to restrictive covenants or unfavorable terms, and our existing shareholders may experience significant dilution of their ownership interests. Any debt financing we may secure in the future could involve restrictive covenants that may impose significant operating and financial restrictions on us, and may limit our ability to engage in acts that may be in our long-term best interest, including restrictions on our ability to incur indebtedness, incur liens, enter into mergers or consolidations, dispose of assets, pay dividends, make acquisitions and make investments, loans and advances. These restrictions may affect our ability to grow in accordance with our strategy, limit our ability to raise additional debt or equity financing to operate our business, including during economic or business downturns, and limit our ability to compete effectively or take advantage of new business opportunities. In particular, the widespread COVID-19 pandemic, including variants, has resulted in, and may continue to result in, significant disruption of global financial markets, reducing our ability to reduce capital. We may not be able to obtain additional financing on terms favorable to us, or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth, scale our infrastructure, develop product enhancements, and respond to business challenges could be significantly impaired, and our business, financial condition and results of operations may be adversely affected.
If we fail to offer high quality support, or we are unable to achieve or maintain a high level of merchant satisfaction, demand for our products could suffer.
Our merchants rely on our personnel for support related to our eCommerce risk management platform and products. High-quality support is important for the renewal and expansion of our agreements with existing merchants. The importance of high-quality support will increase as we expand our business and pursue new merchants. Further, we believe that our future revenue growth depends, in part, on our ability to provide merchants with quality service that meets our commitments, meets or exceeds our merchants’ evolving needs and expectations, and is conducive to our ability to continue to sell new products to existing merchants. We are not always able to provide our merchants with this level of service, and our merchants occasionally encounter interruptions in service and other challenges, including as a result of outages, errors or bugs in our software or third-party software or human error. If we do not help our merchants quickly resolve issues and provide effective ongoing support, or we are unable to achieve or maintain a high level of merchant satisfaction, we could experience higher merchant churn, lower than expected renewal rates, disputes and litigation, additional costs under our service agreements with merchants, such as discounts for future services, or negative publicity, any of which could have an adverse effect on our business, financial condition, and results of operations.
In deploying our SaaS products, we rely upon third-party providers of cloud-based infrastructure, or Public Cloud Providers, such as Amazon Web Services, to provide our products. In addition, many of our merchants utilize those same Public Cloud Providers. Any disruption in the operations of Public Cloud Providers or interference with our use of Public Cloud Providers would adversely affect our business, financial condition, and results of operations.
We outsource substantially all of the infrastructure relating to our cloud offerings to Public Cloud Providers. Merchants of our cloud-based SaaS products need to be able to access our eCommerce risk management platform at any time, without interruption or degradation of performance, and we provide them with service level commitments with respect to uptime. Our cloud-based SaaS products depend on protecting the virtual cloud infrastructure hosted by Public Cloud Providers by maintaining its configuration, architecture, features and interconnection specifications, as well as maintaining the information stored in these virtual data centers and transmitted by third-party internet service providers. While our Public Cloud Providers typically have robust backup and disaster recovery plans and processes in place, any incident affecting our Public Cloud Providers’ infrastructure that may be caused by fire, flood, severe storm, earthquake or other natural disasters, viruses, cyberattacks, terrorist or other attacks, and other similar events beyond our control could negatively affect our cloud-based SaaS products. A prolonged service disruption affecting our cloud-based offerings for any of the foregoing reasons would negatively impact our ability to serve our merchants and could damage our reputation with current and potential merchants, expose us to liability, cause us to lose merchants or otherwise have an adverse effect on our business, financial condition, and results of operations. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the Public Cloud Provider services we use.
In the event that our service agreements with our Public Cloud Providers are terminated, or there is a lapse of service, elimination of services or features that we utilize, interruption of internet service provider connectivity or damage to such facilities, we could experience interruptions in access to our eCommerce risk management platform as well as significant delays and additional expenses in arranging or creating new facilities and services and/or re-architecting our cloud offering for deployment on a different cloud infrastructure service provider, which may adversely affect our business, financial condition and results of operations.
Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.
We rely on a combination of trademark, trade secret, copyright and other intellectual property laws as well as contractual provisions, such as confidentiality clauses, to establish and protect our proprietary technology, our brand and other intellectual property. While it is our policy to protect and defend our intellectual property, our efforts may be inadequate to prevent unauthorized use of our intellectual property rights. We will not be able to protect our intellectual property if we are unable to secure or enforce our rights or if we do not detect unauthorized use of our intellectual property. If we fail to protect our intellectual property rights adequately, our competitors may gain access to our technology and our business, financial condition, and results of operations may be adversely affected. In addition, defending our intellectual property rights may entail significant expense. Any patents, trademarks, or other intellectual property rights that we obtain may be challenged by others or invalidated through administrative process or litigation. We do not currently have any patents or pending patent applications; however, in the future, we may seek patent protection for our technology, which protection we may not be able to obtain or maintain. In addition, any patents we obtain in the future may not issue with the scope of the claims we seek or may not provide us with meaningful protections or competitive advantages, or may be successfully challenged, invalidated, or circumvented by third parties. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain.

We also have chosen not to register any copyrights, and instead rely primarily on trade secret protection to protect our proprietary software. While we also own unregistered copyrights in our software, copyrights must be registered before bringing a copyright infringement lawsuit in the United States. Because we have chosen not to register our copyrights, the remedies and damages available to us for unauthorized use of software may be limited. Despite our efforts to maintain our source code and certain other technologies as trade secrets, it may still be possible for unauthorized third parties to copy our products and eCommerce risk management platform capabilities and use information that we regard as proprietary to create products that compete with ours. Further, effective patent, trademark, copyright and trade secret protection may not be available to us in every country in which our products are or may become available, or our attempts to register intellectual property rights may be challenged or rejected. The laws of some foreign countries, such as China, may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. As we expand our international activities, our exposure to unauthorized copying and use of our products and platform capabilities and proprietary information will likely increase. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property. Third parties, including former employees, may also breach duties of confidentiality to us. Further, we may be unable to prevent competitors from acquiring trademarks or domain names that are similar to or diminish the value of our intellectual property. We are and may become party to certain agreements that may limit our trademark rights in certain jurisdictions; our ability to use our existing trademarks in new business lines in the future may be limited.
We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with other parties. We also attempt to protect our proprietary technologies by implementing administrative, technical and physical practices, including source code access controls, to secure our proprietary information. However, no assurance can be given that these agreements or practices will be effective in controlling access to and distribution of our proprietary information. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products and eCommerce risk management platform capabilities.
We may be required to spend significant resources in order to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Such litigation could be costly, time-consuming, and distracting to management, and could result in the impairment or loss of portions of our intellectual property. Further, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the ownership, scope, validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our products and eCommerce risk management platform capabilities, impair the functionality of our products and platform capabilities, delay development and introductions of new products, result in our substituting inferior or more costly technologies into our products, or injure our reputation. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.
Interruptions or performance problems associated with our technology and infrastructure may adversely affect our revenues, our results of operations and financial condition.
Our continued growth depends in part on the ability of our existing and potential merchants to access our products and eCommerce risk management platform capabilities at any time and within an acceptable amount of time. Interruptions in our products or performance problems, for whatever reason, could undermine our merchants’ confidence in our products and cause us to lose merchants or make it more difficult to attract new ones. We have experienced, and may in the future experience, disruptions, outages, and other performance problems due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints due to an overwhelming number of users accessing our products and platform capabilities simultaneously, denial of service attacks, or other security-related incidents or attacks. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times and as our products and platform capabilities become more complex and our user traffic increases. If our products and platform capabilities are unavailable or if our merchants are unable to access our products and platform capabilities within a reasonable amount of time or at all, our revenues, our results of operations and financial condition may be adversely affected. We provide credits to our merchants for consumer transactions that our platform approves that are subsequently determined to be fraudulent and for which our merchants receive a chargeback. Any performance malfunction in our platform could result in us approving fraudulent consumer transactions in excess of anticipated levels and, to the extent chargebacks are received by our merchants, require us to issue a significant amount of credits to merchants. Issuing a significant amount of credits or refunds to merchants would negatively impact our financial position. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, this may cause merchants to terminate their agreements with us, impair our ability to grow our merchant base, subject us to financial liabilities and our business, financial condition and results of operations may be adversely affected.
Our machine learning models have not yet been extensively tested during down-cycle economic conditions. If our machine learning models do not accurately detect fraud in such economic conditions, the performance of our product may be worse than anticipated.
The performance of our products significantly depends on the effectiveness of our machine learning models used to detect fraud. The data gathering for, and development of, our machine learning models have largely occurred during a period of sustained economic growth, and our machine learning models have not been extensively tested during a down-cycle economy or recession and have not been tested at all during a down-cycle economy or recession without significant levels of government assistance. There is no assurance that our machine learning models can continue to accurately detect fraud under adverse economic conditions. If our machine learning models are unable to accurately detect fraud under such economic conditions, we may be required to issue a significant amount of credits as a result of valid chargebacks, which would negatively impact our financial position, reduce merchant satisfaction with our products, harm our reputation and erode the trust we have built with our merchants. Any of these factors could adversely affect our business, financial condition and results of operations.
Our proprietary machine learning models rely in part on the use of our merchants’ data and other third-party data, and if we lose the ability to use such data, or if such data contain inaccuracies, our business could be adversely affected.
We rely on our proprietary machine learning models, which are statistical models built using a variety of data-sets. Our machine learning models rely on a wide variety of data sources, including data collected from our merchants as part of our automated decisioning process and in some cases data collected from third parties. Under our agreements with certain merchants, we receive licenses to use data collected directly from those merchants’ consumers’ internet browsers. Such licenses may impose restrictions on how such data may be used, including, for example, restrictions on the collection or use of data from certain jurisdictions. If we are unable to access and use data collected from our merchants or their consumers as part of our automated decisioning process, or other third-party data used in our machine learning models, or our access to such data is limited, for example, due to new or changing laws, regulations or policies of third parties, our ability to accurately evaluate potential transactions, detect fraud and verify consumers’ data would be compromised.
Third-party data sources on which we rely include Maxmind, Ekata and Emailage. The data received from these third-parties is used by our machine learning models, including to evaluate transactions for potential fraud. Data collected from our merchants as part of our automated decisioning process and other information that we receive from third parties may not accurately detect fraud for a variety of reasons, including errors or inconsistencies in the information collected, changing methods of perpetrating fraud or lack of available information upon which to make a decision. For example, if the information provided by a merchant is inaccurate, it may cause us to inaccurately affiliate a legitimate order with other fraudulent orders. Although we use numerous third-party data sources within our machine learning models, which helps mitigate this risk, it does not eliminate the risk of an inaccurate fraud review decision.
In addition, if third-party data used to train and improve our machine learning models is inaccurate, or access to such third-party data is limited or becomes unavailable to us, our ability to continue to improve our machine learning models would be adversely affected. Although we believe that there are commercially reasonable alternatives to the third-party data we currently license available, this may not always be the case, or it may be difficult or costly to migrate to other third-party data. Our use of additional or alternative third-party data would require us to enter into license agreements with third parties. In addition, integration of the third-party data used in our machine learning models with new third-party data may require significant work and require substantial investment of our time and resources. Any of the foregoing could negatively impact our product offerings and our relationships with our merchants, impair our ability to grow our merchant base, subject us to financial liabilities and our business, financial condition and results of operations may be adversely affected.
Our machine learning models may not operate properly or as we expect them to, which could cause us to inaccurately evaluate transactions. Moreover, our machine learning models may lead to unintentional bias and discrimination.
We utilize the data gathered from various sources in our automated decisioning process. The data that we gather is evaluated and curated by our machine learning models. The continuous development, maintenance and operation of our machine learning models is expensive and complex, and may involve unforeseen difficulties including material performance problems, and undetected defects or errors, for example, with new capabilities incorporating artificial intelligence. We may encounter technical obstacles, and it is possible that we may discover additional problems that prevent our machine learning models from operating properly. If our machine learning models do not function reliably, we may incorrectly approve transactions or suffer other failures of our products, which could result in merchant dissatisfaction with us, which could cause merchants to terminate their agreements with us, impair our ability to grow our merchant base, subject us to financial liabilities, and our business, financial condition, and results of operations may be adversely affected. Additionally, our machine learning models may lead to unintentional bias and discrimination in our automated decisioning process, which could subject us to legal or regulatory liability. Any of these eventualities could adversely affect our business, financial condition and results of operations.
Changes in privacy laws, regulations, and standards and other regulations, including laws and regulations governing our collection, use, disclosure, retention, transfer or storage of personal information, including payment card data, and our actual or perceived failure to comply with such regulations may have an adverse effect on our revenues, our results of operations and financial condition.
We are subject to federal, state, and international laws relating to the collection, use, disclosure, retention, security, and transfer of personal information, personal information, personal data, and consumer information, including payment card data, as such terms are commonly understood. The regulatory framework worldwide for privacy and security issues, particularly as they relate to the use of data in artificial intelligence and machine learning is rapidly evolving and as a result implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. We publicly post documentation regarding our practices concerning the processing, use, and disclosure of data. Any failure by us, our suppliers, or other parties with whom we do business to comply with this documentation or with other federal, state, or international regulations could result in proceedings against us by governmental entities or others. In many jurisdictions, enforcement actions and consequences for noncompliance are rising. In the United States, these include enforcement actions under federal and state laws, rules and regulations, including those promulgated under the authority of federal agencies and state attorneys general and legislatures and consumer protection agencies. In addition, privacy advocates and industry groups have regularly proposed and sometimes approved, and may propose and approve in the future, self-regulatory standards with which we must legally comply or that contractually apply to us. If we fail to follow applicable security standards even if no consumer information is compromised, we may incur significant fines or experience a significant increase in costs or reputational damage.
U.S. domestic laws in this area are complex and developing rapidly. Many state legislatures have adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security and data breaches. Laws in all 50 states require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach. The laws are not consistent, and compliance in the event of a widespread data breach is costly. States are also constantly amending existing laws, requiring attention to frequently changing regulatory requirements. Further, California recently enacted the California Consumers Privacy Act, or the CCPA, which became effective on January 1, 2020.
The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used by requiring covered companies to provide new disclosures to California consumers (as that term is broadly defined and may include any of our current or future employees who may be California residents) and provide such residents new ways to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Further, in November 2020, California voters passed the California Privacy Rights Act, or the CPRA. The CPRA, which is expected to take effect on January 1, 2023 and to create obligations with respect to certain data relating to consumers as of January 1, 2022, significantly expands the CCPA, including by introducing additional obligations such as data minimization and storage limitations, granting additional rights to consumers, such as correction of personal information and additional opt-out rights, and creates a new entity, the California Privacy Protection Agency, to implement and enforce the law. The CCPA and CPRA may increase our compliance costs and potential liability.
In addition, the Virginia Consumer Data Protection Act, or the VCDPA, which will go into effect in 2023, gives new data protection rights to Virginia residents and imposes additional obligations on controllers and processors of consumer data. For example, like the CCPA, the VCDPA grants Virginia residents certain rights to access personal data that is being processed by the controller, the right to correct inaccuracies in that personal data and the right to require that their personal data be deleted by the data controller. In addition, Virginia residents will have the right to request a copy of their personal data in a format that permits them to transmit it to another data controller. Further, under the VCDPA, Virginia residents will have the right to opt out of the sale of their personal data, as well as the right to opt out of the processing of their personal data for targeted advertising. Further, the Colorado Privacy Act (“COCPA”), which also becomes enforceable in 2023, closely resembles the VCDPA, and both will be enforced by the respective states’ Attorney General and district attorneys, although the two differ in many ways.
Some observers have noted that the CCPA, CPRA, VCDPA and COCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could increase our potential liability and adversely affect our revenues, our results of operations and financial condition.
Additionally, in offering online payment products for our merchants using Deco, we may increasingly rely on technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information such as consumer credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other developments could compromise or breach the algorithms that we use to protect our merchants’ transaction data.
Internationally, virtually every jurisdiction in which we operate has established its own data security and privacy legal framework with which we or our merchants must comply, including, but not limited to, the European Economic Area, or the EEA, the United Kingdom, and Israel. The EEA’s data protection landscape is evolving, resulting in possible significant operational costs for internal compliance and risks to our business. Recent legal developments in the EEA have created complexity and uncertainty regarding transfers of personal data from the EEA to the United States and other so-called third countries outside the EEA. While we have taken steps to mitigate the impact on us, such as implementing the European Commission’s standard contractual clauses, or SCCs, the efficacy and longevity of these mechanisms remains uncertain. On July 16, 2020, the Court of Justice of the European Union, or the CJEU, invalidated the EU-U.S. Privacy Shield Framework, or Privacy Shield, under which personal data could be transferred from the European Economic Area to U.S. entities who had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the SCCs, it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. The European Data Protection Board (“EDPB”) released a comment on the supplementary measures that companies may use to ensure ‘EU level’ data protection - such as conducting impact assessment for data transfers, and assessing the use of SCCs on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws, and rights of individuals and additional technical and organizational measures and/or contractual provisions may need to be put in place. However, the nature of these additional measures is currently uncertain in part as respective guidance of the supervisory authorities leaves room for interpretation. Moreover, the European Commission released an implementation decision for a new set of SCCs on June 4, 2021, which requires us to use new SCCs as of September 28, 2021 and replace existing SCCs by December 27, 2022.
These recent developments may require us to review and amend the legal mechanisms by which we transfer personal data from the EEA and the United Kingdom. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the SCCs cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our products, the geographical location or segregation of our relevant systems and operations, and could adversely affect our business, financial condition and results of operation.
In Israel, the Privacy Protection Regulations (Transfer of Information to Databases Outside State Borders), 2001, or the Israel Transfer Regulations, require the data exporter, after ensuring that the transfer abroad is permitted pursuant to the legal bases for transfer abroad as provided in the Israel Transfer Regulations, to obtain from the data importer an undertaking to take sufficient measures in order to protect the personal data and not to transfer data to any third party without explicit approval from the database owner. We have not fully complied with the foregoing regulations, and, while enforcement of a failure to comply with these restrictions has so far been very limited (as it also depends on the scope of the alleged violation), the enforcement standards and practices regarding this issue may change in the future. Additionally, any change in the way we share and store data collected in Israel may lead to additional or different obligations.
In addition, the General Data Protection Regulation 2016/679, or the GDPR, and the UK Data Protection Act 2018 and the UK General Data Protection Regulation (as defined by the UK Data Protection Act 2018 as amended by the Data Protection, Privacy and Electronic Communications (Amendment etc.) (EU Exit) Regulations 2019), or the UK GDPR, impose robust obligations on controllers and processors for the collection, control, use, sharing, disclosure and other processing of data relating to an identified or identifiable living individual (personal data) and contains documentation and accountability requirements for data protection compliance. The GDPR, UK GDPR, CCPA, and PPL (as defined below) impose numerous privacy-related obligations on companies operating in their respective jurisdictions, including certain control for data subjects (e.g., the “right to be forgotten”), data portability rights for consumers, data breach notification requirements, and data security obligations. Failure to comply with these obligations can result in significant fines and other liability under applicable law. In particular, under the GDPR, fines of up to EUR 20 million (or GBP 17.5 million under the UK GDPR) or up to 4% of the annual global revenue of the noncompliant company, whichever is greater, could be imposed for violations of certain of the GDPR’s requirements. The GDPR requirements apply not only to third-party transactions, but also to transfers of information between us and our subsidiaries, including employee information.
In addition to the GDPR and UK GDPR, the European Commission also has another draft regulation in the approval process that focuses on electronic communications. The proposed legislation, known as the Regulation on Privacy and Electronic Communications, or ePrivacy Regulation, would replace the current ePrivacy Directive (2002/58/EC). Originally planned to be adopted and implemented at the same time as the GDPR, the ePrivacy Regulation has yet to be finalized. We may need to spend additional time and effort addressing the additional requirements of the ePrivacy Regulation once finalized and ratified. The ePrivacy Regulation may include enhanced consent requirements in order to use communications content and communications metadata, which may negatively impact our product offerings and our relationships with our merchants. Under the existing rules in the ePrivacy Directive, informed consent is required for the placement of a cookie or similar technologies on a user’s device and for direct electronic marketing. The GDPR also imposes conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. While the text of the ePrivacy Regulation is still under development, recent European court decisions, European supervisory authorities and regulators’ guidance and enforcement action on cookie-related matters and civil proceedings brought by individuals are driving increased attention to cookies and tracking technologies. This could require significant systems changes, limit the effectiveness of our fraud detection capabilities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially target individuals, may lead to broader restrictions and impairments on our marketing and personalization activities, may negatively impact our efforts to understand users, and, as a result of us being able to process less data, make our automated decisioning process less accurate.
The withdrawal of the United Kingdom from the European Union has created uncertainty with regard to the regulation of data protection in the United Kingdom. Since the beginning of 2021 (when the transitional period following Brexit expired), we have been required to comply with the GDPR as well as the UK GDPR, which exposes us to two parallel regimes. The European Commission has adopted an adequacy decision in favor of the United Kingdom, enabling data transfers from EU member states to the United Kingdom without additional safeguards. However the UK adequacy decision will automatically expire in June 2025 unless the European Commission re-assesses and renews/extends that decision, and remains under review by the Commission during this period. In September 2021, the UK government launched a consultation on its proposals for wide ranging reform of UK data protection laws following Brexit. There is a risk that any material changes which are made to the UK data protection regime could result in the Commission reviewing the adequacy decision, and the UK losing its adequacy decision if the Commission deems the UK to no longer provide adequate protection for personal data. These changes may lead to additional costs and increase our overall risk exposure.
In addition, we are also subject to the Israeli Privacy Protection Law, 5741-1981, and its regulations, including the Israeli Privacy Protection Regulations (Data Security), 5767-2017, or the Data Security Regulations, together the PPL, which came into effect in Israel in May 2018 and impose obligations with respect to the manner personal data is processed, maintained, transferred, disclosed, accessed and secured, as well as the guidelines of the Israeli Privacy Protection Authority. In this respect, the Data Security Regulations may require us to adjust our data protection and data security practices, information security measures, certain organizational procedures, applicable positions (such as an information security manager) and other technical and organizational security measures. Failure to comply with the PPL, its regulations and guidelines issued by the Privacy Protection Authority, may expose us to administrative fines, civil claims (including class actions) and in certain cases criminal liability. Current pending legislation may result in a change of the current enforcement measures and sanctions. The Israeli Privacy Protection Authority may initiate administrative inspection proceedings, from time to time, without any suspicion of any particular breach of the PPL, as the Authority has done in the past with respect to dozens of Israeli companies in various business sectors. In addition, to the extent that any administrative supervision procedure is initiated by the Israeli Privacy Protection Authority that reveals certain irregularities with respect to our compliance with the PPL, in addition to our exposure to administrative fines, civil claims (including class actions) and in certain cases criminal liability, we may also need to take certain remedial actions to rectify such irregularities, which may increase our costs.
Complying with the GDPR, UK GDPR, CCPA, CPRA, VCPDA, PPL, ePrivacy Directive (and the ePrivacy Regulation when it replaces the ePrivacy Directive) may cause us to incur substantial operational costs or require us to change our business practices. Despite our efforts to bring practices into compliance with the GDPR and before the effective date of the ePrivacy Regulation (and other applicable privacy laws), we may not be successful in our efforts to achieve compliance either due to internal or external factors such as resource allocation limitations or a lack of vendor cooperation. Non-compliance with any of these privacy or security laws, regulations, or industry standards could result in proceedings against us by governmental entities, merchants, data subjects, or others. We may also experience difficulty retaining or obtaining new European or multi-national merchants due to the legal requirements, compliance cost, potential risk exposure, and uncertainty for these entities, and we may experience significantly increased liability with respect to these merchants pursuant to the terms set forth in our engagements with them. We may find it necessary to establish additional systems and processes to maintain such data in various jurisdictions, including, inter alia, the European Economic Area, which may involve substantial expense and distraction from other aspects of our business.
Data compliance in other countries outside EEA, the United Kingdom, Israel and the United States may be even more complex and varied making it difficult to comply with them all. For example, under China’s Cybersecurity Law, any collection, use, transfer and storage of personal information of a Chinese citizen through a network by the network operator should be based on the three principles of legitimacy, justification and necessity and requires the consent of the data subject. The rules, purposes, methods and ranges of such collection should also be disclosed to the data subject. China’s data localization requirements are becoming increasingly common in sector-specific regulations. China’s Cybersecurity Law requires operators of critical information infrastructure (“CIIOs”) to store personal information and important data collected and generated from the critical information infrastructure within China. Failure to do so can result in fines of up to RMB 100,000 for the relevant entity as well as for the personnel directly responsible.
China’s Data Security Law (“Data Security Law”) became effective on September 1, 2021. The primary purpose of the Data Security Law is to regulate data activities, safeguard data security, promote data development and usage, protect individuals and entities’ legitimate rights and interests, and safeguard state sovereignty, state security and development interests. The Data Security Law applies extra-territorially, and to a broad range of activities that involve “data” (not only personal or sensitive data). Under the Data Security Law, entities and individuals carrying out data activities must abide by various data security obligations. For example, the Data Security Law proposes to classify and protect data based on the importance of data to the state’s economic development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protective measures is required to be taken for each respective class of data. The Data Security Law also echoes the data localization requirement in the Cybersecurity Law and requires important data to be stored locally in China. Such important data may only be transferred outside of China subject to compliance with certain data transfer restrictions, such as passing a security assessment organized by the relevant authorities.
On August 20, 2021, China passed the Personal Information Protection Law (“PIPL”), effective on November 1, 2021. Notably, the PIPL, similar to the GDPR, applies extra-territorially. The PIPL is intended to clarify the scope of application, the definitions of personal information and sensitive personal information (which includes medical and health information), the legality of personal information processing and the basic requirements of notice and consent, among other things. The PIPL also sets out data localization requirements for CIIOs and personal information processors who process personal information above a certain threshold prescribed by the relevant authorities. The PIPL also includes a list of rules which must be complied with prior to the transfer of personal information outside of China, such as compliance with a security assessment or certification by an agency designated by the relevant authorities or entering into standard form model contracts approved by the relevant authorities with the overseas recipient. Failure to comply with PIPL can result in fines of up to RMB 50 million or 5% of the prior year’s total annual revenue for the personal information processor and/or a suspension of services or data processing activities. Other potential penalties include a fine of up to RMB 1 million on the person in charge or directly responsible personnel and, in serious cases, individuals and entities may be exposed to criminal liabilities under other local Chinese law, such as the Criminal Law of the People’s Republic of China. The PIPL also prohibits responsible personnel for violations of the PIPL from holding high level management or data protection officer positions in relevant enterprises.
In addition to China’s Cybersecurity Law, the Data Security Law and the PIPL, the relevant government authorities of the People’s Republic of China promulgated several regulations or released a number of draft regulations for public comments which are designed to provide further implemental guidance in accordance with the laws mentioned above.
We cannot predict what impact the new laws and regulations, in particular the Data Security Law or PIPL, or the increased costs of compliance, if any, will have on our operations in China due to their recent enactment and the limited guidance available, particularly on PIPL, which entities are awaiting further guidance on. It is also generally unclear how the laws will be interpreted and enforced in practice by the relevant government authorities as often the abovementioned laws are drafted broadly and thus leaves great discretion to the relevant government authorities to exercise.
Compliance with China’s data laws mentioned above and the various other global data privacy laws that we are subject to has required, and may continue to require, significant company resources and expenditures, and may require further changes in our product suite and brand that increase competition and reduce revenue. Because the interpretation and application of many privacy and data protection laws along with contractually imposed industry standards are uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our products and eCommerce risk management platform capabilities. If so, in addition to the possibility of fines, lawsuits, and other claims and penalties, we could be required to fundamentally change our business activities and practices or modify our products and platform capabilities, which could have an adverse effect on our revenues, our results of operations and financial condition. For example, we may not be legally permitted to collect and store information on transactions we process that enable us to improve our products. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable privacy and data security laws, regulations, policies, industry standards, or social expectations of corporate fairness, could result in additional cost and liability to us, damage our reputation, inhibit sales, and adversely affect our revenues, our results of operations and financial condition. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to the businesses of our merchants may limit the use and adoption of, and reduce the overall demand for, our products. Privacy and data security concerns, whether valid or not valid, may inhibit market adoption of our products, particularly in certain industries and foreign countries. If we are not able to adjust to changing laws, regulations, and standards related to the Internet, our business, financial condition and results of operations may be adversely affected.
Our Deco product is subject to lending regulation and oversight. Our failure to comply with extensive, complex, overlapping, and frequently changing rules, regulations, and legal interpretations could have an adverse effect on our revenues, our results of operations and financial condition.
We operate consumer credit programs under our Deco brand. Our Deco credit product and our activities in connection with our Deco credit product are subject to various federal and state consumer credit laws, including laws that require us to maintain state licenses or make notifications or other filings to state regulators, disclosure laws, laws requiring or prohibiting certain contractual terms, laws governing servicing and collection practices, fair lending laws (such as the Equal Credit Opportunity Act and

Regulation B as implemented by the Consumer Financial Protection Bureau, or CFPB), and other applicable laws, regulations, and regulatory guidance. In connection with such laws, we are subject to supervision by licensing regulators in states in which we hold licenses, as well as to regulation and enforcement by other regulators such as the CFPB and Federal Trade Commission, and state attorneys general. We are also subject to industry compliance standards and compliance expectations and requirements of our commercial counterparties in connection with our Deco credit product.
We could be subject to fines, other enforcement action, and litigation if we are found to be in violation of applicable law, which could have an adverse effect on our revenues, our results of operations and financial condition. In addition, changes to state laws, regulations, or regulatory interpretations, or changes in industry or counterparty compliance standards may require us to make product changes, incur substantial additional costs or compliance or forego revenue, or cease lending in a particular state or through a particular merchant.
As the regulatory framework for machine learning technology evolves, our business, financial condition, and results of operations may be adversely affected.
The regulatory framework for machine learning technology is evolving and remains uncertain. It is possible that new laws and regulations will be adopted in the United States and in non-U.S. jurisdictions, or that existing laws and regulations may be interpreted in new ways, that would affect the operation of our eCommerce risk management platform and the way in which we use artificial intelligence and machine learning technology, including with respect to fair lending laws. Further, the cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and results of operations.
Our use of open-source software could negatively affect our ability to sell our products and subject us to possible litigation.
Our products incorporate open-source software, and we expect to continue to incorporate open-source software in our products in the future. Few of the licenses applicable to open-source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. Certain open-source licenses may give rise to requirements to disclose or license our source code or other intellectual property if such open-source software is integrated with our proprietary software in certain ways. We have implemented policies to regulate the use and incorporation of open-source software into our products in a manner that mitigates the risk of subjecting our proprietary code to these restrictions. However, we cannot be certain that we have incorporated open-source software in our products in a manner that is consistent with such policies. If we fail to comply with our policies, or if our policies are flawed, we may be subject to certain requirements, including requirements that we offer our products that incorporate or link to the open-source software for free, or that we make available our proprietary source code to our licensees. If a third party were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from generating revenue from merchants using products that contained the open-source software and required to comply with onerous conditions or restrictions on these products. In any of these events, we and our merchants could be required to seek licenses from third parties in order to continue offering our products and to re-engineer our products or we could be required to discontinue offering our products to merchants in the event re-engineering cannot be accomplished on a timely basis. Any of the foregoing could require us to devote additional research and development resources to re-engineer our products, could result in merchant dissatisfaction and may adversely affect our business, financial condition and results of operations.
In addition, the use of open-source software may entail greater risks than the use of third-party commercial software, as open-source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. To the extent that our eCommerce risk management platform depends upon the successful operation of the open-source software we use, any undetected errors or defects in this open-source software could prevent the deployment or impair the functionality of our platform, delay the introduction of new products, result in a failure of our platform, and injure our reputation. For example, undetected errors or defects in open-source software could render it vulnerable to breaches or security attacks and make our systems more vulnerable to data breaches.
Our business depends on the strength of our brand, and if we are not able to maintain and enhance our brand, we may be unable to sell our products, which could have a material adverse effect on our business, financial condition and results of operations.
Our brand is integral to the growth of our business and to the implementation of our strategies for expanding our business. We believe that our brand has significantly contributed to the success of our business and is critical to maintaining and expanding our merchant base. Maintaining and enhancing our brand may require us to make substantial investments in areas such as research and development, marketing, eCommerce, and merchant experience, and these investments may not be successful.
We anticipate that, as our business expands into new markets and new product categories, and as the industries in which we operate become increasingly competitive, maintaining and enhancing our brand may become difficult and expensive. For example, consumers in any new international markets into which we expand may not know our brand and/or may not accept our brand, resulting in increased costs to market to and attract merchants to our brand. Further, as we grow our retail partnerships, it may be difficult for us to maintain control of our brand with our retail partners, which may result in negative perceptions of our brand. Our brand may also be adversely affected if our public image or reputation is tarnished by negative publicity, including negative social media campaigns or poor reviews of our products or merchant experiences. In addition, ineffective marketing, product diversion to unauthorized distribution channels, product defects, unfair labor practices, and failure to protect our intellectual property rights are some of the potential threats to the strength of our brand, and those and other factors could rapidly and severely diminish consumer confidence in us. Maintaining and enhancing our brand will depend largely on our ability to continue to be a leader in the industries in which we operate and to continue to offer a range of high-quality products as well as a leading end-to-end experience to our merchants, which we may not execute successfully. Failure to maintain the strength of our brand could have a material adverse effect on our business, financial condition and results of operations.
Acquisitions, strategic investments, partnerships, or alliances could be difficult to identify, pose integration challenges, divert the attention of management, disrupt our business, dilute shareholder value, and adversely affect our business, financial condition and results of operations.
We may in the future seek to acquire or invest in businesses, joint ventures, products and platform capabilities, or technologies that we believe could complement or expand our products and platform capabilities, enhance our technical capabilities, or otherwise offer growth opportunities. Any such acquisition or investment may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable opportunities, whether or not the transactions are completed, and may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products and platform capabilities, personnel, or operations of the acquired companies, particularly if we are unable to retain the key personnel of the acquired company, their software is not easily adapted to work with our eCommerce risk management platform, or we have difficulty retaining the merchants of any acquired business due to changes in ownership, management, or otherwise. These transactions may also disrupt our business, divert our resources, and require significant management attention that would otherwise be available for development of our existing business. We additionally have limited experience in acquiring other businesses. Any such transactions that we are able to complete may not result in any synergies or other benefits we had expected to achieve, which could result in substantial impairment charges.
In addition, we may not be able to find and identify desirable acquisition targets or business opportunities or be successful in entering into an agreement with any particular strategic partner. These transactions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. Further, if the resulting business from such a transaction fails to meet our expectations, our business, financial condition and results of operations may be adversely affected or we may be exposed to unknown risks or liabilities.
We may be sued by third parties for alleged infringement, misappropriation or other violation of their intellectual property rights.
There is considerable technology development activity in our industry, and our competitors are vigilant in protecting and asserting their intellectual property rights. Accordingly, our success depends in part on avoiding infringing or otherwise violating the intellectual property rights of others. From time to time, our competitors or other third parties may claim that we are infringing upon their intellectual property rights, and we may be found to be infringing upon such rights. Any claims or litigation, regardless of merit, could cause us to incur significant expenses and, if successfully asserted against us, could require us to pay substantial damages or ongoing royalty payments, could prevent us from offering our products and eCommerce risk management platform capabilities, or could require us to redesign or rebrand our products so that they are non-infringing. Furthermore, we do not currently have a patent portfolio, which could prevent us from deterring patent infringement claims due to our inability to credibly threaten patent infringement counterclaims. Even if we obtain patents in the future, our competitors and others may have significantly larger patent portfolios. Further, non-practicing entities seeking to extract a settlement from companies like us may not be deterred by a patent portfolio of any size because their sole or primary business is the assertion of patent claims.
Litigation is inherently uncertain and even if we were to prevail in the event of claims or litigation against us, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our revenues, our results of operations and financial condition. Moreover, as part of any settlement or other compromise to avoid complex, protracted litigation, we may agree not to pursue future claims against a third party, including claims related to alleged infringement of our intellectual property rights. Any settlement or other compromise with another party may resolve a potentially costly dispute but may also affect our ability to defend and protect our intellectual property rights, which in turn could adversely affect our business, financial conditions, and results of operations. We expect that the occurrence of infringement claims is likely to grow as the market for our products grows. Accordingly, our exposure to damages resulting from infringement claims could increase and this could further exhaust our financial and management resources. Patent infringement, trademark infringement, trade secret misappropriation and other intellectual property claims and proceedings brought against us, whether successful or not, could adversely affect our business, financial condition and results of operations.
Failure to effectively expand our sales force could impede our revenue growth.
Our ability to increase our revenue growth will depend on our ability to expand our marketing and sales operations. We plan to continue to expand our sales force by identifying and recruiting personnel with appropriate experience and training them in the use of our products, which requires significant time, expense and attention. Our business may be adversely affected if our efforts to expand and train our sales force are not successful or do not generate a corresponding increase in revenues. There is also significant competition in our industry for sales personnel with the skills and technical knowledge that we require and the costs of hiring and retaining these personnel can be high. In particular, if we are unable to hire, develop and retain talented sales personnel or if new sales personnel are unable to achieve desired productivity levels in a reasonable period of time, we may not be able to realize the expected benefits of our efforts to expand our sales force or increase our revenues.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our operating results.
Our merchant agreements and partner and services contracts are primarily denominated in U.S. dollars, and therefore substantially all of our revenue transactions are not subject to foreign currency risk as the U.S. dollar is also the functional currency of our consolidated subsidiaries. However, a strengthening of the U.S. dollar could increase the relative cost of our eCommerce risk management platform to our merchants outside of the United States, which could adversely affect our operating results. In addition, an increasing portion of our operating expenses are incurred and an increasing portion of our assets are held outside the United States, and in particular in Israel. These operating expenses and assets are denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates. In particular, any strengthening of the New Israeli Shekels, or NIS, against the U.S. dollar will result in increasing costs. If we are not able to successfully hedge against the risks associated with currency fluctuations, our operating results could be adversely affected. For discussion of the impact of fluctuations in foreign currency exchange rates on our business, see Item 11. “Quantitative and Qualitative Disclosures About Market Risk-Foreign Currency Exchange Risk.”
Our management team has limited experience managing a public company.
Our management team has limited experience managing a publicly traded company, interacting with public company investors and securities analysts and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.
Our failure to comply with the anti-corruption, trade compliance, anti-money laundering and terror finance and economic sanctions laws and regulations of the United States and applicable international jurisdictions could materially adversely affect our reputation and results of operations.
We must comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, which may include the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, the U.K. Bribery Act 2010, or the Bribery Act, and Chapter 9 (sub-chapter 5) of the Israeli Penal Law, 5737-1977 and the Israeli Prohibition on Money Laundering Law, 5760-2000, collectively, the Israeli Anti-Corruption Laws, as well as the laws of the countries where we do business. These laws and regulations apply to companies, individual directors, officers, employees and agents acting on our behalf. Where they apply, the FCPA, the Bribery Act, and the Israeli Anti-Corruption Laws prohibit us and our officers, directors, employees and business partners acting on our behalf, including joint venture partners and agents, from corruptly offering, promising, authorizing or providing anything of value to public officials for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The Bribery Act also prohibits non-governmental “commercial” bribery and accepting bribes. As part of our business, we may deal with governments and state-owned business enterprises, the employees and representatives of which may be considered public officials for purposes of anti-corruption laws, including the FCPA, the Bribery Act, and the Israeli Anti-Corruption Laws. We also are subject to the jurisdiction of various governments and regulatory agencies around the world, which may bring our personnel and agents into contact with public officials responsible for issuing or renewing permits, licenses or approvals or for enforcing other governmental regulations. In addition, some of the international locations in which we operate lack a developed legal system and have elevated levels of corruption.
Our business also must be conducted in compliance with applicable economic and financial sanctions, trade embargoes, and export controls, such as those administered and enforced by the U.S.

Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council, the State of Israel, and other relevant sanctions and export control authorities.
Our global operations expose us to the risk of violating, or being accused of violating, anti-corruption laws, anti-money laundering laws, economic and financial sanctions, trade embargoes and export controls. Our failure to comply with these laws and regulations may expose us to reputational harm as well as significant penalties, including criminal fines, imprisonment, civil fines, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive. Despite our compliance efforts and activities we cannot assure compliance by our employees or representatives for which we may be held responsible, and any such violation could materially adversely affect our business or customers, financial condition and results of operations.
The COVID-19 pandemic could materially adversely affect our business, financial condition and results of operations.
The COVID-19 pandemic, the measures attempting to contain and mitigate the effects of the COVID-19 pandemic, including stay-at-home, business closure, social distancing, capsuled labor and other restrictive orders, and the resulting changes in consumer behaviors and flow-on effects such as supply chain disruptions, have disrupted our normal operations and impacted our employees, suppliers and merchants. In response to the COVID-19 pandemic, we have taken a number of actions that have impacted and continue to impact our business, including transitioning employees in our Tel Aviv office, Shanghai office, London office, Melbourne office and in our corporate headquarters in New York to remote work-from-home arrangements and imposing travel and related restrictions. While we believe these actions were reasonable and necessary as a result of the COVID-19 pandemic, they have been disruptive to our business and could adversely impact our financial condition and results of operations.
Given the continued prevalence of COVID-19 and the resultant personal, economic, and governmental reactions, we may have to take additional actions in the future that could adversely affect our business, financial condition, and results of operations.
These changes have, and may continue to, negatively impact our operations, sales and marketing in particular, which could have longer-term effects on our sales pipeline, or create operational or other challenges as our workforce remains predominantly remote, any of which could adversely affect our business, financial condition, and results of operations. In addition, our management team has spent, and will likely continue to spend, significant time, attention, and resources monitoring the COVID-19 pandemic and associated global economic uncertainty and seeking to manage its effects on our business and workforce. The degree to which COVID-19 will affect our business, financial condition, and results of operations will depend on future developments that are highly uncertain and cannot currently be predicted. These developments include, but are not limited to, the duration, extent, and severity of the COVID-19 pandemic in different geographies, actions taken to contain the COVID-19 pandemic, the impact of the COVID-19 pandemic and related restrictions on economic activity and domestic and international trade, the timeline for economic recovery, including the success of vaccine and booster rollout, and the extent of the impact of these and other factors on our employees, suppliers, partners, merchants and consumers. It could disrupt or delay the ability of employees to work because they become sick or are required to care for those who become sick, or for dependents for whom external care is not available.
While we may not be able to enforce non-compete agreements we enter into with our employees, our current and future competition may attempt to enforce similar agreements with individuals we recruit or attempt to recruit.
We generally enter into agreements with our employees which prohibit our employees, if they cease working for us, from competing directly with us or working for our current and future competition for a limited period. However, we may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work, and it may be difficult for us to restrict our current and future competition from benefiting from the expertise our former employees developed while working for us. For example, Israeli labor courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer that have been recognized by the courts, such as the protection of a company’s trade secrets or other intellectual property.
If we hire employees from our current and future competition or other companies, their former employers may attempt to assert that these employees or we have breached their legal obligations, resulting in a diversion of our time and resources. In a similar manner, should our current and future competition succeed in hiring some of our employees and executives, and should some of these employees or executives breach their legal obligations and divulge commercially sensitive information to our current and future competition, our ability to successfully compete with our current and future competition may be hindered.
If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.
The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. For example, as we have prepared to become a public company, we have worked to improve the controls around our key accounting processes and our quarterly close process, we have implemented a number of new systems to supplement our core enterprise resource planning, or ERP, system as part of our control environment, and we have hired additional accounting and finance personnel to help us implement these processes and controls. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. If any of these new or improved controls and systems do not perform as expected, we may experience material weaknesses in our controls.
In addition to our results determined in accordance with U.S. GAAP, we believe certain non-GAAP measures and key metrics may be useful in evaluating our operating performance. We present certain non-GAAP financial measures and key performance metrics in this Annual Report and intend to continue to present certain non-GAAP financial measures and key performance metrics in future filings with the SEC and other public statements. Any failure to accurately report and present our non-GAAP financial measures and key performance metrics could cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A ordinary shares.
Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business, as a result of our growth and expansion, changes to or additions of new products or otherwise. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our business, financial condition, and results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our consolidated financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations that we will be required to include in our second annual report that we file with the SEC and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will be required to include in our annual reports after we lose our status as an “emerging growth company.” Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A ordinary shares. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the New York Stock Exchange (“NYSE”).
We are required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting pursuant to Section 404(a) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) in the second annual report following the completion of the IPO. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. Additionally, when we are no longer an “emerging growth company,” our independent registered public accounting firm will be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. We will remain an “emerging growth company” until the earliest of: (1) December 31, 2026, (2) the last day of the first fiscal year in which our annual gross revenue is $1.07 billion or more; (3) the date on which we have, during the previous rolling three-year period, issued more than $1 billion in non-convertible debt securities; and (4) the date we qualify as a “large accelerated filer.”
To achieve compliance with Section 404 of the Sarbanes-Oxley Act within the prescribed period, we are engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. We currently have limited accounting personnel, and we have begun the process of evaluating the adequacy of our accounting personnel staffing level and other matters related to our internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed time frame or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. As a result, the market price of our Class A ordinary shares could be negatively affected, and we could become subject to investigations by the SEC or other regulatory authorities, which could require additional financial and management resources.
Any failure to maintain effective disclosure controls and internal control over financial reporting could adversely affect our business, financial condition, and results of operations and could cause a decline in the price of our Class A ordinary shares.
If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our business, financial condition and results of operations may be adversely affected.
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in our consolidated financial statements and accompanying notes. Actual results could differ materially from these estimates. We base our estimates on assumptions (both historical and forward looking), trends, and various other assumptions that are believed to be reasonable, as provided in Note 2 to our consolidated financial statements. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, in addition to the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates are used to prepare our consolidated financial statements, including those related to the estimated customer life on deferred contract acquisition costs, the allowance for doubtful accounts, the fair value of financial assets and liabilities, the useful lives of property and equipment, capitalization and estimated useful life of internal-use software, share-based compensation including the determination of the fair value of our Class A ordinary shares, the fair value of indemnification guarantees and the associated systematic and rational amortization method, provisions for chargebacks, net, the fair value of convertible preferred share warrant liabilities and convertible preferred share tranche rights, and the valuation of deferred tax assets and uncertain tax positions. Our business, financial condition and results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our Class A ordinary shares.
We conduct business in China, which exposes us to political, legal, and economic risks, and we may be subject to negative publicity in China, which could damage our reputation and have an adverse effect on our revenues, our results of operations and financial condition.
Conducting business in China exposes us to political, legal, and economic risks. In particular, the political, legal, and economic climate in China, both nationally and regionally, is fluid and unpredictable. Our products may be subject to regulations in China now or in the future, including with respect to data privacy, foreign exchange controls, and licensing, that may require us to incur new or additional compliance or other administrative costs. Applicable laws and regulations in China may not be well publicized and may not be known to us in advance of us becoming subject to them, and the implementation of such laws and regulations may be inconsistent. Changes in Chinese laws and regulations, including, among others, with regards to disclosure of information, data privacy, intellectual property, tax matters, or changes in their implementation by local authorities, could affect us as well as our merchants and could have a material adverse impact on our business, financial condition, and results of operations. Furthermore, our brand could be subject to adverse publicity if incidents related to our image or the products we offer occur or are perceived to have occurred, whether or not we are at fault. In particular, given the popularity of social media in China, including WeChat and Weibo, any negative publicity, regardless of its truthfulness, could quickly proliferate and harm consumer perceptions of and confidence in the Company.
Changes in tax laws or regulations we are subject to in various tax jurisdictions may have an adverse effect on us or our merchants and could increase our costs and harm our business.
New income, sales, use, or other tax laws, regulations, or ordinances could be enacted or new interpretations of existing tax laws, regulations, or ordinances could be adopted at any time. Those changes could adversely affect our domestic and international business operations, results of operations and financial condition. These events could require us or our merchants to pay additional tax amounts on a prospective or retroactive basis, as well as require us or our merchants to pay fines and/or penalties and interest for past amounts deemed to be due. If we are required to collect such additional tax amounts from our merchants and are unsuccessful in collecting such taxes due from our merchants, we could be held liable for such costs, thereby adversely affecting our results of operations and harming our business. If we raise our prices to offset the costs of these changes, existing and potential future merchants may elect not to purchase our products in the future. Additionally, new, changed, modified, or newly interpreted or applied tax laws could increase our merchants’ and our compliance, operating, and other costs. Further, these events could decrease the capital we have available to operate our business. Any or all of these events could harm our business, results of operations, and financial condition.
In addition, we are subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The tax authorities in these jurisdictions could review our tax returns and impose additional tax, interest, and penalties, assert that various withholding requirements apply to us or our subsidiaries, or that benefits of tax treaties are not available to us or our subsidiaries, any of which could harm our business and our results of operations.
Our results of operations may be harmed if we are required to collect sales or other similar taxes for the sale of our products in jurisdictions where we have not historically done so.
The application of indirect taxes (such as sales and use tax, VAT, GST, business tax, and gross receipt tax) to businesses that transact online, such as ours, is a complex and evolving area. An increasing number of states have considered or adopted laws that attempt to impose tax collection obligations on out-of-state companies. Following the U.S. Supreme Court decision in South Dakota v. Wayfair, Inc., states are now free to levy taxes on sales of goods and services based on an “economic nexus,” regardless of whether the seller has a physical presence in the state. As a result, it may be necessary to reevaluate whether our activities give rise to sales, use, and other indirect taxes as a result of any nexus in those states in which we are not currently registered to collect and remit taxes. Additionally, we may need to assess our potential tax collection and remittance liabilities based on existing economic nexus laws’ dollar and transaction thresholds. It is possible that we could face sales tax, VAT, or GST audits and that our liability for these taxes could exceed our estimates as state tax authorities could still assert that we are obligated to collect additional tax amounts from our merchants and remit those taxes to those tax authorities. Further, one or more U.S. state or non-U.S. authorities could seek to impose additional sales, use, or other tax collection and record-keeping obligations on us or may determine that such taxes should have, but have not been, paid by us. We could also be subject to tax audits in states and international jurisdictions for which we have not accrued tax liabilities. A successful assertion by one or more states requiring us to collect taxes where we presently do not do so could result in substantial tax liabilities (including taxes on past sales, as well as penalties and interest), discourage organizations from purchasing our products, or otherwise harm our business, results of operations, and financial condition. We continue to analyze our exposure for such taxes and liabilities, including the need to provide for loss contingencies resulting from these potential taxes and liabilities. There have been, and will continue to be, substantial ongoing costs associated with complying with the various indirect tax requirements in the numerous markets in which we conduct or will conduct business.
The enactment of legislation implementing changes in taxation of international business activities, the adoption of other corporate tax reform policies, or changes in tax legislation or policies could impact our future financial position and results of operations.
Corporate tax reform, tackling base-erosion efforts, and tax transparency continue to be high priorities in many tax jurisdictions where we have business operations. As a result, policies regarding corporate income and other taxes in numerous jurisdictions are under heightened scrutiny, and tax reform legislation is being proposed or enacted in a number of jurisdictions.
In 2015, the Organization for Economic Co-operation and Development, or the OECD, released various reports under its Base Erosion and Profit Shifting, or BEPS, action plan to reform international tax systems and prevent tax avoidance and aggressive tax planning. These actions aim to standardize and modernize global corporate tax policy, including cross-border taxes, transfer-pricing documentation rules, and nexus-based tax incentive practices which in part are focused on challenges arising from the digitalization of the economy. The reports have a very broad scope, including, but not limited to, neutralizing the effects of hybrid mismatch arrangements, limiting base erosion involving interest deductions and other financial payments, countering harmful tax practices, preventing the granting of treaty benefits in inappropriate circumstances, and imposing mandatory disclosure rules. It is the responsibility of OECD members to consider how the BEPS recommendations should be reflected in their national legislation. Many countries are beginning to implement legislation and other guidance to align their international tax rules with the OECD’s BEPS recommendations―for example, by signing the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent BEPS, or the MLI, which currently has been signed by over 85 jurisdictions, including Israel, which signed the MLI on September 13, 2018. The MLI implements some of the measures that the BEPS initiative proposes to be transposed into existing treaties of participating states. Such measures include the inclusion in tax treaties of one, or both, of a “limitation-on-benefit,” or LOB, rule and a “principle purposes test,” or PPT, rule. The application of the LOB rule or the PPT rule could deny the availability of tax treaty benefits (such as a reduced rate of withholding tax) under tax treaties. There are likely to be significant changes in the tax legislation of various OECD jurisdictions during the period of implementation of BEPS. Such legislative initiatives may materially and adversely affect our plans to expand internationally and may negatively impact our financial condition, tax liability, and results of operations, and could increase our administrative expenses.
Changes in, or adverse applications of, insurance laws or regulations in the jurisdictions in which we operate could subject our business to additional regulation, which could impact our future financial position and results of operations.
New insurance laws, regulations, or ordinances could be enacted or new interpretations or adverse applications of existing insurance laws, regulations, or ordinances could be adopted at any time. If the company is classified as an insurance company in any jurisdiction due to our product, the Chargeback Guarantee, such classification could adversely affect our future financial position and results of operations by, among other things, increasing the costs of regulatory compliance, limiting or restricting the products we provide, including our ability to provide the Chargeback Guarantee, or the methods by which we provide them and subjecting us to the possibility of regulatory actions or proceedings. If we are unable to comply with such regulations, we may be precluded or temporarily suspended from carrying on some or all of the activities of our business or otherwise be fined or penalized in a given jurisdiction.
Risks Relating to Our Class A Ordinary Shares
The share price of our Class A ordinary shares has been and may continue to be volatile
The market price of our Class A ordinary shares has experienced significant price and volume volatility and may continue to fluctuate in the future, substantially as a result of many factors, including:
•actual or anticipated fluctuations in our revenues, our results of operations, and our financial condition;
•variance in our financial performance from the expectations of securities analysts;
•announcements by us or our direct or indirect competitors of significant business developments, changes in service provider relationships, acquisitions, or expansion plans;
•the impact of the COVID-19 pandemic on our management, merchants, consumers, employees, partners, and operating results;
•changes or proposed changes in laws or regulations or differing interpretations or enforcement of laws or regulations affecting our business, including PSD2;
•changes in our pricing model;
•merchant-churn, including churn of significant merchants;
•our involvement in litigation or regulatory actions;
•sales of our Class A ordinary shares by us or our shareholders, including any sales of Class B ordinary shares, which will automatically convert into Class A ordinary shares upon transfer thereof;
•market conditions in our industry;
•changes in key personnel;
•the trading volume of our Class A ordinary shares;

•publication of research reports or news stories about us, our competition, or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;
•changes in the estimation of the future size and growth rate of our markets; and
•general economic and market conditions.
In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our Class A ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs and our management’s attention and resources could be diverted.
The dual class structure of our ordinary shares may adversely affect the trading market for our Class A ordinary shares.
We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A ordinary shares or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with dual class or multi-class share structures in certain of their indexes. In July 2017, S&P Dow Jones and FTSE Russell announced changes to their eligibility criteria for the inclusion of shares of public companies on certain indices, including the Russell 2000, the S&P 500, the S&P MidCap 400 and the S&P SmallCap 600, to exclude companies with multiple classes of shares from being added to these indices. Beginning in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. As a result, our dual class capital structure would make us ineligible for inclusion in any of these indices, and mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not be investing in our Class A ordinary shares. These policies are still relatively new and it is as of yet unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included. Furthermore, we cannot assure you that other stock indices will not take a similar approach to S&P Dow Jones or FTSE Russell in the future. Exclusion from indices could make our Class A ordinary shares less attractive to investors and, as a result, the market price of our Class A ordinary shares could be adversely affected.
The dual class structure of our ordinary shares has the effect of concentrating voting power with our management and other pre-IPO shareholders, which will limit your ability to influence the outcome of important transactions, including a change in control.
Our Class B ordinary shares have ten votes per share, and our Class A ordinary shares have one vote per share. As of December 31, 2021, members of our management collectively held approximately 20% of the voting power of our outstanding ordinary shares, and our pre-IPO shareholders collectively held approximately 97% of the voting power of our outstanding ordinary shares.
Accordingly, although there are no voting agreements among our pre-IPO shareholders, our management and pre-IPO shareholders, including our co-founders, hold together all of our issued and outstanding Class B ordinary shares and therefore, individually or together, will able to significantly influence matters submitted to our shareholders for approval, including the election of directors, amendments of our organizational documents and any merger or other major corporate transactions that require shareholder approval. Our management and pre-IPO shareholders, including our co-founders, individually or together, may vote in a way with which you disagree and which may be adverse to your interests. This concentrated voting power may have the effect of delaying, preventing or deterring a change in control of our Company, could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might ultimately materially and adversely affect the market price of our Class A ordinary shares. Future transfers by the holders of Class B ordinary shares will result in those shares converting into Class A ordinary shares, subject to limited exceptions. As long as at least 14,939,360 Class B ordinary shares remain outstanding, and without giving effect to any future issuances, the holders of our Class B ordinary shares will hold a majority of the outstanding voting power and will continue to control the outcome of matters submitted to shareholders approval. While our amended and restated articles of association generally prohibit us from issuing additional Class B ordinary shares (other than with the affirmative vote of the holders of at least seventy-five percent (75%) of our outstanding Class B ordinary shares), any future issuance of Class B ordinary shares may be dilutive to Class A ordinary shareholders.
For additional information about our dual class structure, see Exhibit 2.2 to this Annual Report, which is incorporated by reference herein.
An active trading market for our Class A ordinary shares may not be sustained to provide adequate liquidity.
An active trading market may not be sustained for our Class A ordinary shares. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling Class A ordinary shares and may impair our ability to acquire other companies by using our shares as consideration.
If we do not meet the expectations of securities analysts, if they do not publish research or reports about our business, or if they issue unfavorable commentary or downgrade our Class A ordinary shares, the price of our Class A ordinary shares could decline.
The trading market for our Class A ordinary shares relies in part on the research and reports that securities analysts publish about us and our business. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. If our revenues, our results of operations, or our financial condition are below the estimates or expectations of public market analysts and investors, the price of our Class A ordinary shares could decline. Moreover, the price of our Class A ordinary shares could decline if one or more securities analysts downgrade our Class A ordinary shares or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.
We qualify as an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A ordinary shares less attractive to investors because we may rely on these reduced disclosure requirements.
We qualify as an “emerging growth company,” as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised financial accounting standards until such time as those standards apply to private companies. We intend to take advantage of this extended transition period under the JOBS Act for adopting new or revised financial accounting standards. For as long as we continue to be an “emerging growth company,” we may also take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including presenting only limited selected financial data and not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. As a result, our shareholders may not have access to certain information that they may deem important. We will remain an “emerging growth company” until the earliest of: (1) December 31, 2026; (2) the last day of the first fiscal year in which our annual gross revenue is $1.07 billion or more; (3) the date on which we have, during the previous rolling three-year period, issue more than $1 billion in non-convertible debt securities; and (4) the date we qualify as a “large accelerated filer.” We cannot predict if investors will find our Class A ordinary shares less attractive because we may rely on these exemptions. If some investors find our Class A ordinary shares less attractive as a result, there may be a less active trading market for our Class A ordinary shares and our share price may be more volatile.
We are a “foreign private issuer,” and, as a result, we are not subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
We report under the Exchange Act as a non-U.S. company with “foreign private issuer” status. Because we qualify as a “foreign private issuer” under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time, (iii) the rules under the Exchange Act requiring the filing with the SEC of current reports on Form 8-K upon the occurrence of specified significant events, although we are subject to Israeli laws and regulations with regards to certain of these matters, and (iv) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we are subject to Israeli laws and regulations with regard to certain of these matters and intend to announce quarterly unaudited results in earnings press releases. In addition, “foreign private issuers” are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year, and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. “Foreign private issuers” are also exempt from Regulation FD, which prohibits selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a “foreign private issuer.”
We may lose our “foreign private issuer” status in the future, which could result in significant additional costs and expenses.
As discussed above, we are a “foreign private issuer,” and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of “foreign private issuer” status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, we would lose our “foreign private issuer” status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of “foreign private issuer” status. If we lose our “foreign private issuer” status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a “foreign private issuer.” We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and more than 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance rules of the NYSE. As a U.S. listed public company that is not a “foreign private issuer,” we will incur significant additional legal, accounting, and other expenses that we will not incur as a “foreign private issuer.”
As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance rules of the New York Stock Exchange.
As a “foreign private issuer,” we have the option to follow certain home country corporate governance practices rather than those of the NYSE, provided that we disclose the requirements we are not following and describe the home country practices we are following. We intend to rely on this “foreign private issuer exemption” with respect to NYSE rules for shareholder meeting quorums and NYSE rules requiring shareholder approval. See “Management ― Corporate Governance Practices.” We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance rules of the NYSE.
The market price of our Class A ordinary shares could be negatively affected by future issuances and sales of our Class A ordinary shares.
As of December 31, 2021, there were 75,909,531 Class A ordinary shares and 88,055,520 Class B ordinary shares outstanding. Sales by us or our shareholders of a substantial number of Class A ordinary shares, including Class B ordinary shares, which will automatically convert into Class A ordinary shares upon transfer, in the public market, or the perception that these sales might occur, could cause the market price of our Class A ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. Of our issued and outstanding shares, all the Class A ordinary shares, including Class B ordinary shares, which will automatically convert into Class A ordinary shares upon transfer, are freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act.
As of December 31, 2021, we had 13,474,214 ordinary shares available for future grants under our equity incentive plans and 27,263,843 ordinary shares that were subject to share options and restricted share units. Of this amount, 10,181,218 options were vested and exercisable as of December 31, 2021.
On August 4, 2021, we filed a registration statement on Form S-8 under the Securities Act to register ordinary shares reserved for issuance under our share incentive plans. The registration statement became effective automatically upon filing, and the Class A ordinary shares and Class B ordinary shares covered by such registration statement are eligible for resale in public markets, subject to vesting restrictions and Rule 144 limitations applicable to affiliates.
We are unable to predict the effect that such issuances and sales may have on the prevailing market price of our Class A ordinary shares.
Provisions of Israeli law and our amended and restated articles of association may delay, prevent, or make undesirable an acquisition of all or a significant portion of our shares or assets.
Provisions of Israeli law and our amended and restated articles of association could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or our shareholders to elect different individuals to our board of directors, even if doing so would be considered to be beneficial by some of our shareholders, and may limit the price that investors may be willing to pay in the future for our Class A ordinary shares. Among other things:
•the Israeli Companies Law, 5759-1999 (the “Companies Law”) regulates mergers and requires that a tender offer be effected when one or more shareholders propose to purchase shares that would result in it or them owning more than a specified percentage of shares in a company;
•the Companies Law requires special approvals for certain transactions involving directors, officers, or significant shareholders, and regulates other matters that may be relevant to these types of transactions;
•the Companies Law does not provide for shareholder action by written consent for public companies, thereby requiring all shareholder actions to be taken at a general meeting of shareholders;
•our amended and restated articles of association divide our directors into three classes, each of which is elected once every three years;
•an amendment to our amended and restated articles of association generally requires, in addition to the approval of our board of directors, a vote of the holders of a majority of our outstanding ordinary shares entitled to vote present and voting on the matter at a general meeting of shareholders (referred to as simple majority), and the amendment of a limited number of provisions, such as the provision empowering our board of directors to determine the size of the board, the provision dividing our directors into three classes, the provision that sets forth the procedures and the requirements that must be met in order for a shareholder to require the Company to include a matter on the agenda for a general meeting of the shareholders, the provisions relating to the election and removal of members of our board of directors and empowering our board of directors to fill vacancies on the board, requires, in addition to the approval of our board of directors, a vote of the holders of 65% of our outstanding ordinary shares entitled to vote at a general meeting;
•our amended and restated articles of association do not permit a director to be removed, except by a vote of the holders of at least 65% of our outstanding shares entitled to vote at a general meeting of shareholders;
•our dual class ordinary share structure, which provides our existing shareholders, individually or together, with the ability to significantly influence the outcome of matters requiring shareholder approval, even if they own significantly less than a majority of our outstanding Class A ordinary shares and Class B ordinary shares; and
•our amended and restated articles of association provide that director vacancies may be filled by our board of directors.
Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel, granting tax relief to such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances, but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred.
We do not expect to pay any dividends in the foreseeable future.
We have never declared nor paid any dividends on our ordinary shares. We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Consequently, investors who purchase Class A ordinary shares may be unable to realize a gain on their investment, except by selling such shares after price appreciation, which may never occur.
Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. The Companies Law imposes restrictions on our ability to declare and pay dividends.
Payment of dividends may also be subject to Israeli withholding taxes. See Item 10.E.“Taxation —Israeli Tax Considerations” for additional information.
We will continue to incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.
As a public company, and particularly after we are no longer an “emerging growth company,” we will incur significant legal, accounting, and other expenses that we did not incur as a private company. The

Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform, and Consumer Protection Act, the listing requirements of the NYSE and other applicable securities rules and regulations impose various requirements on public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel continue to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will continue to increase our legal and financial compliance costs, and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and could also make it more difficult for us to attract and retain qualified members of our board.
We continue to evaluate these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.
Our amended and restated articles of association provide that, unless we consent to an alternative forum, the federal district courts of the United States shall be the exclusive forum for resolution of any complaint asserting a cause of action arising under the Securities Act, and the competent courts of Tel Aviv, Israel, shall be the exclusive forum for resolution of substantially all disputes between the Company and its shareholders under the Companies Law and the Israeli Securities Law, which could limit our shareholders’ ability to choose the judicial forum for disputes with us, our directors, shareholders, or other employees.
Section 22 of the Securities Act creates concurrent jurisdiction for U.S. federal and state courts over all such Securities Act actions. Accordingly, both U.S. state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated articles of association provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. This exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, and our shareholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provision.
Our amended and restated articles of association further provide that, unless we consent in writing to the selection of an alternative forum, the competent courts of Tel Aviv, Israel, is the exclusive forum for the resolution of (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law, 1968, or the Israeli Securities Law. Such exclusive forum provision is intended to apply to claims arising under Israeli law and does not apply to claims for which the federal courts would have exclusive jurisdiction, whether by law or pursuant to our amended and restated articles of association, as described above.
Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to the foregoing provisions of our amended and restated articles of association. However, the enforceability of similar forum provisions (including exclusive federal forum provisions for actions, suits, or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provisions in our amended and restated articles of association. If a court were to find the exclusive forum provisions contained in our amended and restated articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition, and results of operations.
Although we believe these exclusive forum provisions benefit us by providing increased consistency in the application of U.S. federal securities laws or the Companies Law, as applicable, in the types of lawsuits to which they apply, such exclusive forum provisions may limit a shareholder’s ability to bring a claim in the judicial forum of their choosing for disputes with us or any of our directors, shareholders, officers, or other employees, which may discourage lawsuits with respect to such claims against us and our current and former directors, shareholders, officers, or other employees.
There can be no assurance that we will not be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to United States Holders of our Class A ordinary shares.
We would be classified as a passive foreign investment company, or PFIC, for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended, or the Code); or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on our market capitalization and the composition of our income, assets, and operations, we believe we were not a PFIC for the year ending December 31, 2021 and do not expect to be a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the aggregate value of our assets for purposes of the PFIC determination may be determined by reference to the trading value of our Class A ordinary shares, which could fluctuate significantly. We have a substantial balance of cash and other liquid investments, which are passive assets for purposes of the PFIC determination. Accordingly, if our market capitalization declines significantly, it may make our classification as a PFIC more likely for the current or future taxable years. In addition, it is possible that the Internal Revenue Service may take a contrary position with respect to our determination in any particular year, and, therefore, there can be no assurance that we were not a PFIC for the year ending December 31, 2021 or will not be classified as a PFIC in the current taxable year or in the future. Certain adverse U.S. federal income tax consequences could apply to a United States Holder (as defined in Item 10.E. “Taxation—U.S. Federal Income Tax Considerations”) if we are treated as a PFIC for any taxable year during which such United States Holder holds our Class A ordinary shares. United States Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our Class A ordinary shares. For further discussion, see Item 10.E. “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”
If a United States person is treated as owning 10% or more of our shares, such holder may be subject to adverse U.S. federal income tax consequences.
If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a “United States shareholder” with respect to each controlled foreign corporation, or CFC, in our group (if any). Because our group includes a U.S. subsidiary, certain of our non-U.S. subsidiaries will be treated as CFCs (regardless of whether we are treated as a CFC). A United States shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by CFCs, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties, and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether we are or any of our non-U.S. subsidiaries is treated as CFC or whether any investor is treated as a United States shareholder with respect to any such CFC or furnish to any United States shareholder information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The United States Internal Revenue Service has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our Class A ordinary shares.
Risks Relating to Our Incorporation and Location in Israel
Conditions in Israel could materially and adversely affect our revenues, our results of operations and our financial condition.
Many of our employees, including certain members of management, operate from our offices located in Tel Aviv, Israel. In addition, a number of our officers and directors are residents of Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our revenues, our results of operations, and our financial condition. In recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our revenues, our results of operations and our financial condition.
Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our revenues, our results of operations, and our financial condition. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could adversely affect our revenues, our results of operations, and our financial condition.
Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, our financial condition, or the expansion of our business. A campaign of boycotts, divestment, and sanctions has been undertaken against Israel, which could also adversely impact our revenues, our results of operations and financial condition.
In addition, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our revenues, our results of operations and our financial condition.
Due to intense competition for highly skilled personnel in Israel, we may fail to attract, recruit, retain and develop qualified employees, which could materially and adversely impact our business, financial condition and results of operations.
Our principal research and development activities are conducted from our office in Israel and we face significant competition for suitably skilled software engineers, data scientists and developers in this region. The Israeli high-tech industry has experienced significant economic growth, with 72 IPOs and SPAC transactions in 2021, amounting to a value of approximately $71 billion, as reported on December 15, 2021 by PwC Israel in its annual tech exits report, up significantly from 19 offerings in 2020 at a total value of $9.3 billion. This accelerated economic growth of Israeli tech companies led to a sudden surplus of job opportunities and intense competition between Israeli-based employers to attract locally qualified employees. As a result, the high-tech industry in Israel has experienced significant levels of employee attrition and is currently facing a severe shortage of skilled personnel. As of January 2022 and despite concerted efforts by Israeli companies to recruit qualified talent, there were a reported 21,000 open positions in the Israeli high-tech industry, according to a survey published by Ethoisia. Many of the companies with whom we compete for experienced personnel have greater resources than we do and we may not succeed in recruiting additional experienced or professional personnel, retaining current personnel or effectively replacing current personnel who may depart with qualified or effective successors.
Our effort to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. There can be no assurance that qualified employees will continue to be employed or that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract qualified personnel could have a material adverse effect on our business, financial condition and results of operations.
It may be difficult to enforce a U.S. judgment against us, our officers, and our directors named in this Annual Report in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.
Not all of our directors or officers are residents of the United States, and most of their and our assets are located outside the United States. Service of process upon us or our non-U.S. resident directors and officers, and enforcement of judgments obtained in the United States against us or our non-U.S. resident directors and officers may be difficult to obtain within the United States. We have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our non-U.S. officers and directors because Israel may not be the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.
Moreover, an Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if its enforcement is likely to prejudice the sovereignty or security of the State of Israel, if it was obtained by fraud or in the absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought.

Your rights and responsibilities as our shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.
We are incorporated under Israeli law. The rights and responsibilities of holders of our Class A ordinary shares and Class B ordinary shares are governed by our amended and restated articles of association and the Companies Law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law, each shareholder of an Israeli company has to act in good faith and in a customary manner in exercising his, her, or its rights and fulfilling his, her, or its obligations toward the Company and other shareholders, and to refrain from abusing his, her, or its power in the Company, including, among other things, in voting at the general meeting of shareholders, on amendments to a company’s articles of association, and with regard to increases in a company’s authorized share capital, mergers, and certain transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the Company, or has other powers toward the Company has a duty of fairness toward the Company. However, Israeli law does not define the substance of this duty of fairness. There is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
We were founded in 2013. Our mission is to empower businesses to realize the full potential of eCommerce by making it safe, accessible and frictionless.
In July 2021, we listed our Class A ordinary shares on the NYSE. We are a company limited by shares incorporated in Israel under the Companies Law. We are registered with the Israeli Registrar of Companies. Our registration number is 51-484411-7. Our principal executive offices are located at Europe House, Sderot Sha’ul HaMelech 37, Tel Aviv-Yafo, Israel. Under the rules of the SEC, we are currently eligible for treatment as a “foreign private issuer.” As a “foreign private issuer,” we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Our website address is https://www.riskified.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. We have included our website address in this Annual Report solely for informational purposes. The SEC maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov. Our agent for service of process in the United States is Riskified, Inc., located at 220 5th Avenue, 2nd Floor, New York, New York 10001.
For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2021 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources.”
B. Business Overview
Company Overview
We have built a next-generation eCommerce risk management platform that allows online merchants to create trusted relationships with their consumers. Leveraging machine learning that benefits from a global merchant network, our platform identifies the individual behind each online interaction, helping merchants—our customers—eliminate risk and uncertainty from their business. We drive higher sales and reduce fraud and other operating costs for our merchants and strive to provide superior consumer experiences, as compared to our merchants’ performance prior to onboarding us.

We believe legacy eCommerce fraud platforms and rules-based, in-house solutions are frequently slow, inaccurate, expensive, and inflexible. They can often produce the wrong decision—by rejecting good transactions or accepting fraudulent ones—which causes merchants to either lose revenue or incur unnecessary expenses in the form of chargebacks and other fees.
Larger, global merchants can also employ hundreds of support personnel to manually review consumer interactions (e.g. orders, returns, refund claims and account recoveries). We believe these slow manual processes produce poor shopping experiences that lead to abandoned shopping carts. Additionally, this outdated infrastructure may prevent merchants from adapting to fast-changing consumer preferences and fraud techniques.
Our eCommerce risk management platform is built to solve these problems with proprietary machine learning models that drive an automated decisioning engine. We have designed our platform to be fast, accurate, scalable, and cost-effective. It supports our core chargeback guarantee product—which optimizes merchant approval rates—as well as other products that mitigate similar eCommerce risks for those same merchants.
All of our products are designed to generate additional revenue or cost savings for merchants, while improving the online shopping experience for their consumers. Our core product, the Chargeback Guarantee, automatically approves or denies online orders with guaranteed performance levels that vary in accordance with our merchants’ priorities. Our machine learning models analyze hundreds of attributes per transaction, generating decisions in real time. We guarantee the outcome of these decisions by assuming the cost of fraud associated with each approval we grant. Simultaneously, we provide contractual minimum approval rates for our Chargeback Guarantee merchants that are often higher than these merchants can achieve on their own.
We access our merchant’s transaction data through deep integrations into their mission-critical infrastructure, including their eCommerce, order management, and customer relationship management systems. Collecting relevant data across our merchant network allows us to identify complex transaction and behavior patterns that are not easily identifiable by merchants on their own. Our ability to help our merchants stems from the fact that we continuously feed this real-time training data into our sophisticated machine learning models.
We service merchants of all sizes, from multi-billion dollar global omnichannel retailers to small pure play merchants on Shopify. However, we focus on supporting enterprise merchants, which we define as merchants generating over $75 million in online sales per year. Our merchants include some of the largest eCommerce brands in the world, including Wayfair, Live Nation, and Peloton. Our merchants operate in a variety of verticals, including multiline retail and marketplaces, travel, fashion, digital goods, and luxury.
We charge our merchants a percentage of every dollar of GMV that we approve, so our incentive is to approve as many orders as we safely can on the merchant’s behalf. We believe that this merchant-centric approach, coupled with our rigorous decisioning process, maximizes our financial results and those of our merchants.
The fee we charge our merchants is a risk-adjusted price, which is expressed as a percentage of the GMV dollars that we approve. This fee, which is established at contract inception, varies by merchant based on a variety of inputs, including the type of merchant, the risk level of the end market, the percentage of GMV we review from the merchant, and the guaranteed approval rates we agree to provide. When our merchants ask us to review transactions from end markets that carry higher risk, we may charge higher fees.
If an approved transaction that we guaranteed results in an eligible chargeback, we will reimburse the merchant for the amount of the lost sale. In this situation, we record a chargeback guarantee expense in cost of revenue and typically provide the payment to the merchant in the form of credits on future invoices.

We have achieved significant scale, having processed total GMV of $89.1 billion for the year ended December 31, 2021.
Our eCommerce Risk Management Platform & Product
Our eCommerce risk management platform automates the complexities of eCommerce for merchants, and enables them to offer simple, frictionless consumer experiences.
The Riskified eCommerce Risk Management Platform

Fraud & Chargeback
Abuse & Policy Enforcement
Account Security
Banking and Payments
PRODUCTS
Chargeback Guarantee
Policy Protect
Account Secure
Deco
PSD2 Optimize
RISK MANAGEMENT
Realtime Training Data
Constant Optimization & Diversification
Exposure Modeling
Active Monitoring & Alerting
MACHINE LEARNING PLATFORM
REAL-TIME DECISIONS
Linking Insights
Auto Encoders
Dynamic Features
Decision Optimizer
PERFORMANCE CONTROL
Merchant Intel
Anomaly Detection
Fraud Ring Interception
ML FEEDBACK
Data Purity Ops
Model Assembly & Training
False Decline Identification
DATA SOURCES
CROSS-MERCHANT NETWORK
INTEGRATED MERCHANT SYSTEMS
eCommerce
Order Management
Payment Service Providers
Customer Relationship Management

Data Sources
We deeply integrate into merchants’ systems that house and track transaction data and online interactions. Extrapolating this level of access across our global merchant base provides tremendous data resources that we use to train our machine learning models. We can draw insights from over a billion historical transactions executed on our merchant network, each of which contains hundreds of data attributes.
Analytics
Extensive and automated analysis of these attributes, both individually and as part of the aggregated global network, positions us to determine which consumers and transactions are legitimate or fraudulent. Our machine learning algorithms produce real-time insights that are trained for anomaly detection and pattern recognition based on the other transactions and interactions that have occurred, and are occurring, on our network.
Merchant Tools
Our dashboards give merchants real-time visibility into every decision that we review. This empowers merchants to review, understand, and override decisions where we are unwilling to guarantee a transaction. Our dashboards also include up-to-date key performance metrics, including order approval rates, account challenges, order declines and chargebacks.
Risk Management
Risk management is at the very heart of our business. We have established strict processes that allow us to manage our overall chargeback exposure and control realized chargeback expenses within predetermined budget levels. In addition, we constantly adjust our merchants’ approval and chargeback rates to rebalance our exposure and our expected expenses during any given period.
•Strong track record driven by real-time training data: Our engagement model has built-in feedback loops that provide us with up-to-date, high quality training data in the form of chargeback transactions from across our merchant network. This data constantly updates our models to improve their accuracy. Additionally, we have observed a large and diverse population of chargeback transactions since our founding. Combined with our real-time feedback loops, we believe the volume of our high-quality, historical chargeback data is critical to the accuracy of our models. Since our founding, we have incurred relatively few chargebacks, measured as a percentage of our total approved transactions. Historically, chargeback expenses have been equal to or better than our annual budgets.
•Active risk monitoring: We supplement our models with a variety of tools that detect anomalies and prevent fraud in real time. We use a layered approach to ensure that there are multiple levels of analyses performed on each transaction we approve. This layered approach optimizes the overall performance of our eCommerce risk management platform while also creating fail safe mechanisms. For example, our anomaly detection models detect blind spots that our supervised models cannot. We also employ real-time alerting systems for early detection any time our exposure exceeds certain thresholds. Lastly, we use a combination of automated and manual reviews from highly skilled risk analysts to review our exposure on a regular basis, no less than daily.
•Real-time adjustments optimize long term outcomes: We adjust our approval rate in real time as we detect riskier order populations. This allows us to outperform for our merchants when we see safer transactions, while also reducing approval rates when we see riskier transactions. This ability to react opportunistically to changing market conditions and fraud trends allows us to optimize our long term approval rate while also managing our overall chargeback exposure.
•Daily exposure modeling: To calculate our exposure in worst case scenarios, we constantly evaluate hypothetical scenarios where recently declined transactions are instead assumed by us as approved transactions. Using statistical modeling and regression analysis, we classify these hypothetical approvals into risk exposure tranches, based on the probability that they result in fraudulent chargebacks born by Riskified. We calculate our exposure to these transactions as the total value of the hypothetically approved transactions multiplied by the probability of a chargeback as determined originally by our models. We monitor to ensure that our liquidity is well in excess of our maximum potential calculated exposure. We update this analysis daily to ensure that our cash on hand can support an extended period of anomalous chargeback activity.
•Risk diversification: Significant fraud events, while rare, are typically isolated to a particular merchant or industry. As a result, our chargeback expenses have become less volatile over time as we scaled. Furthermore, the average transaction value we assume is less than $200. This means that unexpected chargebacks need to occur in large volumes to meaningfully impact our overall chargeback expenses. As of December 31, 2021, our portfolio of potential chargeback liabilities was diversified across a number of industries, hundreds of merchants and millions of individual transactions. We believe this diversity significantly reduces the likelihood of material unexpected chargeback expenses.

•Short-term durations provide near immediate visibility: Our merchant agreements generally allow chargebacks to be submitted up to six months from the order approval date. They are also typically required to notify us of an eligible chargeback within five days. As a result, chargeback liabilities typically have very short durations. Approximately 90% of chargebacks are incurred within the first 90 days after the transaction date. This allows us to forecast the expenses associated with a new cohort of approved transactions at the same time. Furthermore, as we receive chargeback notifications from our merchants, we are able to decline similar future orders in real time.
Our Products
Our platform includes multiple products that are all built on the same automated decisioning engine. Chargeback Guarantee is our core product that is used by substantially all of our customers. Some merchants also use other products in combination with Chargeback Guarantee to increase the overall value they receive from the platform.
Our Chargeback Guarantee product automatically approves or denies online orders with guaranteed performance levels that vary by online merchant. Our machine learning models analyze hundreds of attributes per transaction, generating accurate decisions instantaneously. Through our proprietary smart linking technology, we strive to accurately match transactions that occur on our network with similar transactions that occurred on our network across hundreds of variables per transaction. We guarantee the outcome of these decisions by assuming the cost of fraud associated with each transaction we approve. Simultaneously, we provide contractual minimum approval rates for our Chargeback Guarantee merchants that are often higher than the approval rates that these merchants’ were able to achieve prior to commencing work with us.
The growth of our merchant network has enabled us to identify many other pain points that our decisioning engine can help solve for our merchants. We are able to help solve these problems using the extensive information we collect from our merchants’ online store fronts and back-end systems including their order management, fulfillment, payments, and customer support systems. Our Policy Protect and Account Secure products help merchants identify and block consumers that may be taking advantage of a merchant’s Terms and Conditions or that may be trying to gain unauthorized access to another consumer’s account. Our Deco and PSD2 Optimize products help merchants avoid bank authorization failures and abandoned shopping carts resulting from the Secure Customer Authentication process. Merchants use these products to provide superior consumer experiences, increase profitable revenues, and decrease costs, just like they do with Chargeback Guarantee.
Benefits of Our eCommerce Risk Management Platform
We believe we provide superior outcomes for online merchants by eliminating the friction and uncertainty commonly associated with eCommerce. Our eCommerce risk management platform is designed to provide the following benefits:
•Increase sales: We allow merchants to generate higher revenues by increasing their approval rates for online transactions. Our platform can increase merchant sales approval rates by, in some cases, more than 20%.
•Reduce fraud: Our platform automatically identifies and rejects fraudulent online transactions that would result in unnecessary expenses for our merchants. We also assume the cost of fraudulent transactions if they are approved. Net of our fees, our platform can reduce these costs for our merchants, in some cases, by more than 60%.
•Reduce operating costs: We replace antiquated systems and labor-intensive, costly fraud fighting methodologies with automated algorithms that save our merchants significant time and money. By reducing the operating costs our merchants incur, we free business resources that can be redirected towards growing their businesses.

•Optimize consumer experiences: Higher approval rates mean lower consumer drop-off and fewer false declines of legitimate consumers. Our product gives merchants the ability to take full advantage of emerging omnichannel flows such as buy-online-pickup-in-store and buy-online-pickup-at-curb without increasing the risk of fraudulent sales. In addition, we enable merchants to maintain consumer-friendly policies by preventing policy abuse and malicious account logins. This builds a stronger, long-term relationship between merchants and consumers, driving more sales to merchants over time.
The Riskified Value Proposition1
__________________
(1) This chart is an illustrative representation that does not represent actual or proportional results of any merchant.
What Sets Us Apart
We generate substantial return on investment for our merchants
We generate substantial return on investment throughout the lifecycle of our relationships with our merchants by increasing merchants’ online sales and reducing their operating costs. As a result, we experience strong retention rates, which supports our organic growth. We believe that the active performance management we perform is an important driver of our merchants' return on investment. We provide performance management through a combination of real time monitoring, proprietary tools, and surgical optimization of specific subsets of our merchants' order volumes.
Powerful flywheel effect
Our eCommerce risk management platform gets stronger from each transaction we process and each merchant we add to our network. Each transaction we review enhances our data sets and our ability to identify similar characteristics between transactions on our network. Our platform evaluates millions of transactions daily using feedback from past transactions. As we grow, this sophisticated transaction matching enables us to deliver a strong return on investment for our merchants and drives robust product innovation that enhances the consumer shopping experience. We then leverage this improved ROI for our merchants and our enhanced product suite to attract more merchants, which drives more transactions to our platform and fuels further organic growth.

Compounding data advantages over a growing merchant network
Since our founding, we have accumulated over a billion historical transactions from our merchant network with hundreds of data variables per transaction. As a result we have repeat interaction histories for more than 400 million consumers. This data was collected across our global merchant base from leading eCommerce brand online merchants, with whom we have built trusted relationships. As a result, our machine learning models create powerful, real-time predictive insights that we believe are difficult to replicate.
The scale of our merchant network and processed volume continue to grow. For the year ended December 31, 2021, our total GMV grew 40% to $89.1 billion compared to the year ended December 31, 2020. We serve some of the largest and most recognizable eCommerce brands globally. We believe the scale of our eCommerce risk management platform is a competitive advantage because it is the foundation of the scope, depth and power of the data we use to train our models.
Strong expertise serving the enterprise market
We service merchants of all sizes, from multi-billion dollar global omnichannel retailers to small pure play merchants on Shopify. However, we focus on supporting enterprise merchants, which we define as merchants generating over $75 million in online sales per year. We are positioned to support enterprise merchants for several reasons. First, our eCommerce risk management platform is highly customizable to meet each merchant’s unique requirements. Second, we are able to simplify the vast amounts of complexity that are unique to enterprise operating environments. Third, unlike many eCommerce enablement platforms, we do not compete with our merchants to own the consumer relationship through mobile apps or other touch points. We believe this gives us privileged access to significantly more data than banks or other payment companies receive.
Entrepreneurial Culture Fostering Continuous Innovation
Our culture is an essential component of our success that allows us to hire and retain top talent. We maintain a highly collaborative working environment where everyone, no matter what location or role, is empowered to solve challenging problems while also contributing to the communities we live in. Our Operating Principles (Clients First, Excellence, Authenticity & Transparency, Question the Status Quo, Rigor, Empowerment and Autonomy, Resourcefulness, Collaboration, Always Learning, and Bigger than Ourselves) lay out our values for interacting with our merchants and one another. We empower our team members to learn and grow and make a conscious effort to promote people from within, offer varied development opportunities, and create space for people to try new things and utilize their unique skill sets. We also host a Fraud Academy for our analytics and data science employees, which includes 140 hours of training, to help our team members further develop their skills.
Our Merchants
Our eCommerce risk management platform is explicitly designed and engineered to integrate with a wide range of merchants. We can accommodate and grow with the world’s largest merchants:
•Scale: We serve merchants with multiple regional store fronts and large global presences. Our largest merchants generate tens of billions of dollars in online sales each year.
•Industry: Our merchants represent diversified online sellers in various industries as well as categories such as sporting goods, furniture and homewares, travel, apparel, accessories, consumer electronics, and jewelry.
•Merchant Profile: Our merchants range from direct-to-consumer brands, online-only retailers, omnichannel retailers, online marketplaces, and eCommerce service providers that bear the liability for disputed transactions.

•Geography: Our merchants are located in 36 countries based on the location of the merchant’s headquarters. Approximately 70% of our Billings for the year ended December 31, 2021 were derived from US-based accounts. Our Billings in Asia-Pacific nearly doubled year-over-year in 2021.

Billings by Industry and Geography

Industry Trends
$250M
$200M
$150M
$100M
$50M
$0M
2014
2015
2016
2017
2018
2019
2020
2021
Payments, Money Transfer & Crypto
Tickets & Travel
Electronics
Home
General
Fashion & Luxury Goods

Geographic Trends
$250M
$200M
$150M
$100M
$50M
$0M
~70%
2016
2017
2018
2019
2020
2021
APAC
EMEA
Other Americas
US

For the year ended December 31, 2021, merchants integrated on our eCommerce risk management platform generated a total GMV of $89.1 billion, up from $63.4 billion GMV for the year ended December 31, 2020. Our network is made up of hundreds of preeminent retailers including 3 of the world's 10 largest eCommerce merchants.
Go-to-Market Strategy
We market our eCommerce risk management platform directly to online merchants primarily through our enterprise sales team, with a strong focus on long-term customer value. Our seasoned direct sales team is highly skilled in identifying online merchant pain points, demonstrating our value-add and providing dedicated support to address the online merchants’ needs.
Some merchants prefer the flexibility to start their relationship with us by submitting only a portion of their order volumes to us. We welcome this approach and have successfully implemented a “Land and Expand” strategy, where we create long-term partnerships that result in strong retention and revenue that is recurring in nature. As we gain our merchant’s trust, we are able to increase the volume they send to us and the value we provide.
Seasonality
We experience seasonal fluctuations in our revenue as a result of consumer spending patterns. Historically, our revenue has been strongest during the fourth quarter of our fiscal year due to increases in retail commerce during the holiday season. See "Item 5.A. Operating Results — Factors Affecting our Performance — Revenue Seasonality” for a description of the seasonality of our business.
Intellectual Property
Intellectual property rights are important to the success of our business. We rely on a combination of copyright, trademark and trade secret laws in the United States and in other jurisdictions, as well as confidentiality procedures and contractual obligations in contracts with employees, contractors and third parties, to establish and protect our intellectual property, including our proprietary technology, know-how and brand. We have chosen not to register any copyrights and we do not currently have any patents or pending patent applications, and instead rely primarily on trade secret protection to protect our proprietary software. Further, while we believe intellectual property is important, we believe that factors such as the technological and creative skills of our personnel, creation of new features and functionality, and frequent enhancements to our models, features and proprietary technology are more essential to establishing and maintaining our technology leadership position.
The Riskified brand is central to our business strategy, and we believe that maintaining, protecting and enhancing the Riskified brand is important to expanding our business. As of December 31, 2021, we held four registered trademarks in the United States and thirty-four registered trademarks in foreign jurisdictions, including registrations of RISKIFIED, Deco, Deco Payments, eConfidence and the Riskified logo. As of December 31, 2021, we had applied for four additional trademark registrations in the United States and eighteen in foreign jurisdictions.
Despite our efforts to protect our proprietary rights, competitors or other unauthorized parties may attempt to misappropriate our technology or may independently develop similar technologies, and we may not be able to prevent competitors from selling products incorporating those technologies. For more information regarding the risks relating to intellectual property, see “Risk Factors—Risks Relating to Our Business and Industry — Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.”
Government Regulation
As with any company operating in our field, we grapple with a growing number of local, national and international laws and regulations. These laws are often complex, sometimes contradict other laws, and are frequently evolving. Laws may be interpreted and enforced in different ways in various locations around the world, posing a significant challenge to our global business. This ambiguity includes laws and regulations possibly affecting our business, such as those related to data privacy and security, pricing, taxation, intellectual property ownership and infringement, anti-money laundering, anti-corruption, product liability, consumer protection, financing, payment authentication, point-of-sale lending, machine learning, economic and financial sanctions, trade embargoes, and export control. Changes to such laws and regulations could cause us or third-party partners on which we rely to incur additional costs and change our or their respective business practices in order to comply. See “—Data Protection and Privacy” and “—Anti-Corruption and Sanctions” for further discussion related to the impact of government regulation on our business.
Data Protection and Privacy
We are subject to laws across several jurisdictions regarding privacy and protection of data. Laws and regulations related to data protection, privacy, cybersecurity, consumer protection, financing, payment authentication, point-of-sale lending, and other laws and regulations can be very stringent and vary from jurisdiction to jurisdiction. These laws govern how companies collect, process, and share data, grant rights to data subjects, and require that companies implement specific information security controls to protect certain types of information.
For example, we are subject to the PPL, and the more recent Data Security Regulations, which imposes obligations on how personal data is processed, maintained, transferred, disclosed, accessed and secured. The regulations may require us to adjust our data protection and data security practices, information security measures, certain organizational procedures, applicable positions (such as an information security manager) and other technical and organizational security measures. In addition, to the extent that any administrative supervision procedure is initiated by the Israeli Privacy Protection Authority that reveals certain irregularities with respect to our compliance with the Privacy Protection Act, in addition to our exposure to administrative fines, civil claims (including class actions) and in certain cases criminal liability, we may also need to take certain remedial actions to rectify such irregularities, which may increase our costs.
We are also subject to the GDPR and the UK GDPR, as well as national legislation supplementing the GDPR and the UK GDPR. The GDPR implements stringent operational requirements regarding,

among others, data use, sharing and processing, data breach notifications, data subject rights and cross- border data transfers for entities collecting and/or processing personal data of European Union residents and imposes significant penalties for non-compliance (up to EUR 20 million for the most serious breaches of the GDPR, or GBP 17.5 million in the case of the UK GDPR or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher). Further, following Brexit, data privacy laws in the UK may diverge from data privacy laws in the EEA. We may therefore be subject in the future to separate and additional data protection obligations to those that we are already subject to. This may result in substantial costs and may necessitate changes to our business practices, which in turn may compromise our growth strategy and otherwise adversely affect our business.
We are also subject to Lei Geral de Proteção de Dados, which imposes similar requirements to the GDPR on the collection and processing of data of Brazilian residents.
We are also subject to the CCPA, which imposes heightened transparency obligations, creates new data privacy rights for California residents, and carries the potential for significant enforcement penalties for non-compliance as well as a private right of action for certain data breaches. We will also be subject to the CPRA, which was passed into law on November 3, 2020 but which will not take substantial effect until January 1, 2023. Similar laws coming into effect in U.S. states, adoption of a comprehensive U.S. federal data privacy law, and new legislation in international jurisdictions may continue to change the data protection landscape globally and could result in us expending considerable resources to meet these requirements. Additionally, the PIPL became effective on November 1, 2021. Notably, the PIPL, similar to the GDPR, applies extra-territorially and is intended to clarify the scope of application, the definitions of personal information and sensitive personal information (which includes medical and health information), the legality of personal information processing and the basic requirements of notice and consent, among other things. Failure to comply with PIPL can result in fines of up to RMB 50 million or 5% of the prior year’s total annual revenue for the personal information processor and/or a suspension of services or data processing activities. Other potential penalties include a fine of up to RMB 1 million on the person in charge or directly responsible personnel and, in serious cases, individuals and entities may be exposed to criminal liabilities under other local Chinese law, such as the Criminal Law of the People’s Republic of China. The PIPL also prohibits personnel responsible for violations of the PIPL from holding high level management or data protection officer positions in relevant enterprises. See “Risk Factors—Risks Related to our Business and Industry—Changes in privacy laws, regulations, and standards and other regulations, including laws and regulations governing our collection, use, disclosure, retention, transfer or storage of personal information, including payment card data, and our actual or perceived failure to comply with such regulations may have an adverse effect on our revenues, our results of operations and financial condition.”
Data protection regulators may seek jurisdiction over our activities in locations in which we process data or have users but do not have an operating entity. Where the local data protection and privacy laws of a jurisdiction apply, we may be required to register our operations in that jurisdiction or make changes to our business so that user data is only collected and processed in accordance with applicable local law. In addition, because our products are accessible from various jurisdictions, certain foreign jurisdictions may claim that we are required to comply with their privacy and data protection laws, including in jurisdictions where we have no local entity, employees or infrastructure. In such cases, we may require additional legal review and resources to ensure compliance with any applicable privacy or data protection laws and regulations. In addition, in many jurisdictions there may in the future be new legislation that may affect our business and require additional legal review.
Anti-Corruption and Sanctions
We are subject to laws and regulations of the jurisdictions in which we operate, including the United States, United Kingdom, European Union and Israel, that govern or restrict our business and activities in certain countries and with certain persons, including the economic and financial sanctions and trade embargo regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control, and the export control laws administered by the U.S. Commerce Department’s Bureau of Industry and

Security and the U.S. State Department’s Directorate of Defense Trade Controls. See “Risk Factors— Risks Related to our Business and Industry—Our failure to comply with the anti-corruption, trade compliance, anti-money laundering and terror finance and economic sanctions laws and regulations of the United States and applicable international jurisdictions could materially adversely affect our reputation and results of operations.”
Additionally, we are subject to anti-corruption, anti-bribery, anti-money laundering and similar laws imposed by governments around the world with jurisdiction over our operations, which may include, among others, the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. 201, the U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act 2010, Chapter 9 (sub-chapter 5) of the Israeli Penal Law, 5737-1977, the Israeli Prohibition on Money Laundering Law, 5760-2000 and other applicable laws in the jurisdictions in which we operate. Historically, technology companies have been the target of FCPA and other anti-corruption investigations and penalties. See “Risk Factors—Risks Related to our Business and Industry—Our failure to comply with the anti-corruption, trade compliance, anti-money laundering and terror finance and economic sanctions laws and regulations of the United States and applicable international jurisdictions could materially adversely affect our reputation and results of operations.
C. Organizational Structure
The legal name of our company is Riskified Ltd. and we are organized under the laws of the State of Israel.
Our subsidiaries are set forth in the table below. Each subsidiary is 100% owned directly by Riskified Ltd.

Name of Subsidiary	Place of Incorporation
Riskified, Inc.	Delaware, USA
Riskified (Shanghai) Information Technology Co., Ltd	Shanghai, People’s Republic of China
Riskified (UK) Ltd.	England & Wales
Riskified (Australia) Pty Ltd.	Victoria, Australia
D. Property, Plants, and Equipment
Our principal facilities are located in Tel Aviv in Israel and in New York City in the United States and consist of approximately 12,362 square meters (approximately 133,068 square feet) of leased office space, which includes a location in Tel Aviv where a lease agreement is signed but we have not moved in to the location as of December 31, 2021. See Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a description of our material plans to construct, expand or improve facilities, including costs incurred during the periods presented.
These facilities accommodate our principal executive offices, research and development, sales and marketing, design, business development, finance, information technology, and other administrative activities. The leases for these facilities in Tel Aviv and New York City expire in 2031 and 2029, respectively.
We also lease space in London, England, Shanghai, China and Melbourne, Australia. We intend to procure additional space as we continue to add employees and expand geographically. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any such expansion of our operations.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with our consolidated financial statements and related notes included elsewhere in this Annual Report. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are forward looking statements. These forward looking statements are subject to numerous risks, uncertainties and assumptions, including, but not limited to, the risks and uncertainties described in “Risk Factors” and “Special Note Regarding Forward Looking Statements.” Our actual results may differ materially from those contained in or implied by any forward looking statements.
Certain information called for by this Item 5, including a discussion of the year ended December 31, 2019 compared to the year ended December 31, 2020 has been reported previously in our final prospectus filed pursuant to Rule 424b(4) on July 30, 2021 under the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Company Overview
Riskified empowers businesses to realize the full potential of eCommerce by making it safe, accessible, and frictionless. We have built a next-generation eCommerce risk management platform that allows online merchants to create trusted relationships with their consumers. Leveraging machine learning that benefits from a global merchant network, our platform identifies the individual behind each online interaction, helping merchants—our customers—eliminate risk and uncertainty from their business. We drive higher sales and reduce fraud and other operating costs for our merchants and strive to provide superior consumer experiences, as compared to our merchants’ performance prior to onboarding us.
We believe legacy fraud platforms and rules-based, in-house solutions are frequently slow, inaccurate, expensive, and inflexible. They can often produce the wrong decision—by rejecting good transactions or accepting fraudulent ones—which causes merchants to either lose revenue or incur unnecessary expenses in the form of chargebacks and other fees. We believe the slow manual processes that some legacy fraud platforms depend on can also produce poor shopping experiences, and their outdated infrastructure may prevent merchants from adapting to fast-changing consumer preferences and fraud techniques.
Our eCommerce risk management platform is built to solve these problems with proprietary machine learning models that drive an automated decisioning engine. We have designed our platform to be fast, accurate, scalable, and cost-effective. It supports our core chargeback guarantee product—which optimizes merchant approval rates—as well as other products that mitigate similar eCommerce risks for those same merchants.
All of our products are designed to generate additional revenue or cost savings for merchants, while improving the online shopping experience for their consumers. See Item 4.B. “Business Overview” for further information on our products.
Business Model
Fundamentally, our business model aligns our interests with our merchants’ interests—we win when they win. We charge our merchants a percentage of every dollar of GMV that we approve, so our incentive is to approve as many orders as we safely can on the merchant’s behalf. We believe that this merchant-centric approach, coupled with our rigorous decisioning process, maximizes our financial results and those of our merchants.
The fee we charge our merchants is a risk-adjusted price, which is expressed as a percentage of the GMV dollars that we approve. This fee, which is established at contract inception, varies by merchant based on a variety of inputs, including the type of merchant, the risk level of the end market, the percentage of GMV we review from the merchant and the guaranteed approval rates we agree to provide. When our merchants ask us to review transactions from end markets that carry higher risk, we may charge higher fees.

If an approved transaction that we guaranteed results in an eligible chargeback, we will reimburse the merchant for the amount of the lost sale. In this situation, we record a chargeback guarantee expense in cost of revenue and typically provide the payment to the merchant in the form of credits on future invoices.
We have established strict processes that allow us to manage our overall chargeback exposure and control chargeback expenses within predetermined budget levels. We do this primarily by controlling the transactions we approve and assessing the cost-benefit of our approvals. Our models are trained on a large and diverse population of historical chargeback transactions accumulated since our founding. Combined with the short-term duration of our chargeback portfolio, the dynamic feedback loops in our business model ensure our training sets are constantly updated, thereby increasing the accuracy of our eCommerce risk management platform. We supplement our models with offline tools that quickly detect different types of anomalies and gaps in our models. We also adjust our approval rates in real time as we detect riskier order populations. Finally, our chargeback expenses become less volatile over time as we scale. As of December 31, 2021, our portfolio of potential chargeback liabilities was diversified across a number of industries, hundreds of merchants and millions of individual transactions.
Using our proprietary eCommerce risk management platform, data assets, and scaled merchant network, we are able to control the chargeback expenses we incur as evidenced by our ability to maintain our CTB Ratio at approximately 37% for the past two years. We use the annual CTB Ratio to evaluate the performance of our business operations and the effectiveness of our model. Our CTB Ratio may fluctuate in future periods due to a number of factors, including changes in the mix of our merchant industry base, the risk profile of orders approved in the period, and technological improvements in the performance of our models.
Factors Affecting Our Performance
We believe our future performance will depend on many factors, including the following:
•Continued growth in eCommerce: We expect to benefit from growth in global eCommerce, fueled by the expansion of omnichannel commerce, as well as higher eCommerce penetration rates accelerated by the lasting effects of COVID-19. The global pandemic resulting from the spread of COVID-19 increased eCommerce volumes, a trend that has had a net positive impact on our business. Lockdown restrictions contributed to an increased shift of consumers to online shopping. As economies reopen, consumers may shift their spending from online to physical stores, which may negatively impact our growth rates. Our eCommerce risk management platform has remained active, with no material outages or service disruptions; in fact, since January 1, 2019 we have maintained an uptime in excess of 99.99%. While we cannot estimate the duration or scope of the crisis, or the potential effect it may have on our operations, we anticipate that our business will be positively affected by the lasting impact of COVID-19 on physical stores and consumer preferences and the resulting increase in eCommerce sales. Volatility in global travel and events reopening may lead to fluctuations in revenue from merchants in these industries in the near-term, but we believe we are well-positioned to continue to benefit from the broad macroeconomic shift to eCommerce that COVID-19 has accelerated. Moreover, the continued rise in volume and complexity of fraud attacks threatening eCommerce, coupled with the difficulty merchants have with identifying, preventing, and mitigating these attacks, heightens the need for third-party solutions with the relevant expertise and infrastructure, such as our products. We believe that we are well-positioned to capitalize on these tailwinds.
•Our ability to retain and grow with existing merchants: We succeed when the merchants we serve succeed. As they expand their businesses, we benefit from the increase in revenues. Our commitment to their success, we believe, increases retention and likelihood of expanding their activity on our eCommerce risk management platform. Supporting our merchants begins with enhancing both the consumer and the merchant experience; as such, we focus our efforts on developing products and functionality to ease the complexity they face when engaging in

eCommerce. We strive to create seamless experiences for consumers, focusing on minimizing the friction points in their payment journeys. For merchants, we bestow peace of mind and certainty associated with each transaction we review. Our effectiveness in retaining and expanding our existing merchants’ sales, and reducing their fraud rates is a critical component of our revenue growth and operating results.
•Generating incremental GMV to our eCommerce risk management platform from new merchants: Acquisition of new merchants is an important component of our growth as we continue to become less dependent on select merchants’ performance. From 2020 to 2021, we increased total GMV by $25.7 billion from $63.4 billion to $89.1 billion and decreased our merchant concentration. Our GMV, as compared to global eCommerce GMV calculated by eMarketer, accounted for less than 2% of global eCommerce GMV for the year ended December 31, 2021, leaving significant room for our merchant network to continue to grow. According to management calculations based on data from eMarketer, our growth more than doubled the overall growth in the eCommerce industry over the same period. Continuing to add merchants and their GMV to our platform is a key component of our ability to grow our revenue.
•Revenue seasonality: Our revenue is correlated with the level of GMV that our merchants process through our eCommerce risk management platform. Our merchants typically generate the most GMV in the calendar fourth quarter, which includes Black Friday, Cyber Monday, the holiday season, and other peak events included in the eCommerce calendar, such as Chinese Singles’ Day and Thanksgiving. Our gross profit follows a similar trend. For the years ended December 31, 2021 and 2020, the calendar fourth quarter represented our highest gross profit quarter with approximately 30% and 34%, respectively, of our total revenue earned in this quarter. We believe that similar seasonality trends will continue to affect our future quarterly performance.
•Maintaining and extending our technology leadership: We intend to continue to enhance our eCommerce risk management platform by developing new products, features, and functionality to maintain our technology leadership. The complexity of our merchant needs requires us to create exceptionally deep technology integrations across a variety of systems, including their front end eCommerce site, backend systems, order management and shipping systems, and payment systems. As a result of our deep integration with merchant systems, we believe we have richer data than payments companies and large financial institutions. The depth of this data is part of our competitive differentiation and allows us to deliver our strong return on investment for merchants. Collecting and analyzing relevant data across our merchant network allows us to identify complex transaction and behavior patterns that we use to continuously train our machine learning models.
•PSD2: The PSD2 regulation imposes new standards for payment security and shifts the liability for online payment fraud for certain types of transactions involving European issuing banks further towards issuing banks and away from online merchants. This impacts the demand for our chargeback guarantee product since this offering protects our existing customers from fraud related chargebacks that they may no longer be liable for. Billings generated from transactions with European consumers constituted approximately 15% of our Billings for the years ended December 31, 2021 and 2020. Despite existing merchants rerouting portions of their GMV to 3DS as required by PSD2, the increase in GMV from European travel merchants offset this decline. Absent additional changes in the composition of our Billings, we expect that the percentage of our GMV attributable to European consumers will decline as compared to periods prior to PSD2. Based on the information available to us, we believe that transactions with European consumers are indicative of transactions originating with European issuing banks, which may be subject to the SCA requirements of PSD2 if relevant additional criteria are also fulfilled. Consumer location is determined by the IP address of the consumer. If an IP address is unavailable, location is determined by shipping address, then bank identification number, then billing address.

See Item 3.D. “Risk Factors—Risks Related to our Business and Industry—We are dependent upon the continued use of credit cards and other payment methods that expose our merchant to the risk of payment fraud as a primary means of payment for eCommerce transactions. Changes in laws and regulations related to use of these types of payment methods, including card scheme rules and PSD2, or the general public’s use of such payment methods has, and may in the future continue to reduce or change the use cases for our products, and has and could continue to adversely affect our revenues, our results of operations and financial condition.”
•Supply Chain: Global supply chain disruptions in the second half of 2021 impacted the availability of raw products and resulted in prolonged shipping and delivery times for consumer goods across a variety of industries. This in turn led to decreased eCommerce transaction volumes as consumers instead opt to purchase stock-on-hand from bricks-and-mortar retailers, rather than transact through digital channels. While we do not expect that supply-chain issues to persist in the long-term, any reduction in our merchants’ transaction volume directly impacts the fees we receive from them and, if such reduction continues for a prolonged period, would negatively impact our financial performance.
We anticipate that the aforementioned factors coupled with industry mix shifts in the composition of our revenues and investments in infrastructure optimization will lead to decreases in our adjusted gross profit margin for 2022.
Key Performance Indicators and Non-GAAP Metrics
In addition to traditional financial metrics, we use the following key performance indicators and non-GAAP metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections, and make strategic decisions. Increases or decreases in our key performance indicators may not correspond with increases or decreases in our revenue.

	Year Ended December 31,
	2021	2020	2019
	(in thousands, except where indicated, unaudited)
Gross merchandise volume (in millions)	$89,124	$63,437	$39,738
Adjusted Gross Profit	$123,776	$92,902	$65,721
Adjusted Gross Profit Margin	54%	55%	50%
Adjusted EBITDA	$(19,451)	$2,497	$(1,923)
Free Cash Flow	$(33,782)	$(6,081)	$1,311

Gross Merchandise Volume
We assess the growth in transaction volume using GMV, which represents the gross total dollar value of orders received by our merchants and reviewed through our eCommerce risk management platform during the period indicated, including the value of orders that we did not approve. GMV is an indicator of the success of our merchants and the scale of our platform. GMV does not represent transactions successfully completed on our merchants’ websites or revenue earned by us, however, our revenue is directionally correlated with the level of GMV reviewed through our platform and is an indicator of future revenue opportunities. We generate revenue based on the portion of GMV we approve in combination with the associated risk-adjusted fee.
For the portion of GMV we do not approve and on which do not generate revenue, for example, GMV associated with declined orders, the underlying data for those transactions is valuable for us to enrich our database and enhance our models. GMV may fluctuate in future periods due to a number of factors, including global macroeconomic conditions, changes in the number and mix of merchants on our

eCommerce risk management platform, the level of penetration within our merchant base, and our ability to retain our existing merchant base.
Adjusted Gross Profit and Adjusted Gross Profit Margin
Adjusted Gross Profit represents gross profit excluding the impact of depreciation and amortization, share-based compensation expense, and payroll taxes related to share-based compensation included in cost of revenue. Adjusted Gross Profit Margin represents Adjusted Gross Profit expressed as a percentage of revenue. Adjusted Gross Profit and Adjusted Gross Profit Margin are each non-GAAP financial metrics.
The following table presents a reconciliation of our gross profit and gross profit margin, the most directly comparable U.S GAAP measure, to Adjusted Gross Profit and Adjusted Gross Profit Margin for each of the periods presented:

	Year Ended December 31,
	2021	2020	2019
	(in thousands, except where indicated, unaudited)
Revenue	$229,141	$169,740	$130,555
Cost of revenue	106,170	76,916	64,867
Gross Profit	122,971	92,824	65,688
Share-based compensation expense included within cost of revenue	216	38	12
Depreciation and amortization included within cost of revenue	589	40	21
Adjusted Gross Profit(1)	$123,776	$92,902	$65,721

Gross profit margin	54%	55%	50%
Adjusted Gross Profit Margin(1)	54%	55%	50%
(1)Adjusted Gross Profit and Adjusted Gross Profit Margin are supplemental measures of our performance that are not required by, or presented in accordance with U.S. GAAP. Adjusted Gross Profit and Adjusted Gross Profit Margin are not measurements of gross profit and gross profit margin, respectively, under U.S. GAAP and should not be considered as an alternative to gross profit or gross profit margin, respectively, or any other performance measure derived in accordance with, U.S. GAAP. Other companies, including companies in our industry, may calculate Adjusted Gross Profit and Adjusted Gross Profit Margin differently or not at all, which reduces their usefulness as a comparative measure.
Adjusted EBITDA
Adjusted EBITDA represents net profit (loss) adjusted to remove the effects of the provision for income taxes, interest income, net, other income (expense), net, depreciation and amortization, share-based compensation expense, and payroll taxes related to share-based compensation. The above items are excluded from Adjusted EBITDA because these items are non-cash in nature, or because the amount and timing of these items is unpredictable, or are not driven by our core results of operations. We believe Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our results of operations, as well as provides a useful measure for period-to-period comparisons of our business performance. Moreover, we have included Adjusted EBITDA in this Annual Report because it is a key measurement used by our management internally to make operating decisions, including those related to analyzing operating expenses, evaluating performance, and performing strategic planning and annual budgeting. Adjusted EBITDA is a non-GAAP financial metric.

The following table presents a reconciliation of net profit (loss), the most directly comparable U.S GAAP measure, to Adjusted EBITDA for each of the periods presented:

	Year Ended December 31,
	2021	2020	2019
	(in thousands, unaudited)
Net profit (loss)	$(178,885)	$(11,347)	$(14,175)
Provision for (benefit from) income taxes	1,558	1,075	475
Interest (income) expense, net	(591)	(145)	(53)
Other (income) expense, net	122,520	3,609	(122)
Depreciation and amortization	2,436	1,360	715
Share-based compensation expense	33,358	7,945	11,237
Payroll taxes related to share-based compensation	153	—	—
Adjusted EBITDA(2)	$(19,451)	$2,497	$(1,923)
(2)Adjusted EBITDA is a supplemental measure of our performance that is not required by, or presented in accordance with, U.S. GAAP. Adjusted EBITDA is not a measurement of our financial performance under U.S. GAAP and should not be considered as an alternative to net profit (loss) or any other performance measure derived in accordance with U.S. GAAP. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as an alternative to, or a substitute for net profit (loss) or other financial statement data presented in our consolidated financial statements as indicators of financial performance. Some of the limitations are:
•such measure does not reflect our cash expenditures, or future requirements for capital expenditures, or contractual commitments;
•such measure does not reflect changes in, or cash requirements for, our working capital needs;
•such measure does not reflect our tax expense or the cash requirements to pay our taxes;
•although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and such measure does not reflect any cash requirements for such replacements; and
•other companies in our industry may calculate such measure differently than we do, limiting their usefulness as comparative measures.
Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our U.S. GAAP results and using this non-GAAP measure only supplementally.
Free Cash Flow
Free Cash Flow represents net cash provided by (used in) operating activities, less cash purchases of property and equipment, and cash spent on capitalized software development costs. We provide Free Cash Flow because it is a liquidity measure that provides useful information to management and investors about the amount of cash generated by the business that can be used for strategic opportunities, including investing in our business and strengthening our balance sheet. Free Cash Flow is a non-GAAP financial metric.

The following table presents a reconciliation of net cash provided by (used in) operating activities, the most directly comparable U.S. GAAP measure, to Free Cash Flow for each of the periods presented:

	Year Ended December 31,
	2021	2020	2019
	(in thousands, unaudited)
Net cash provided by (used in) operating activities	$(20,278)	$(3,120)	$3,843
Purchases of property and equipment	(12,254)	(1,507)	(2,113)
Capitalized software development costs	(1,250)	(1,454)	(419)
Free Cash Flow(3)	$(33,782)	$(6,081)	$1,311
(3)Free Cash Flow is a supplemental measure of our performance that is not required by, or presented in accordance with, U.S. GAAP. Free Cash Flow is not a measurement of net cash provided by (used in) operating activities under U.S. GAAP and should not be considered as an alternative to cash flows from operating activities as a measure of our liquidity. Other companies, including companies in our industry, may calculate Free Cash Flow differently or not at all, which reduces its usefulness as a comparative measure.
Components of Results of Operations
Revenue
We primarily generate revenue by granting merchants access to our eCommerce risk management platform and reviewing and approving eCommerce transactions for legitimacy. Revenue is also generated from the issuance of indemnification guarantees. For the majority of our revenue, we charge our merchants a percentage of every dollar of GMV that we approve and guarantee on their behalf. Our fee, as determined by our risk-based pricing model, in these situations is expressed as a percentage of the GMV of our merchants’ orders that we approve, prior to taxes or other charges. These arrangements do not provide merchants with the right to take possession of our software platform. Rather, merchants are granted continuous access to our software platform under a hosting arrangement over the contractual period.
Contracts with our merchants for our Chargeback Guarantee product obligate us to review eCommerce transactions for legitimacy, as well as to indemnify merchants for costs incurred associated with an approved transaction in the event of a chargeback due to fraud. Our fee is allocated between the consideration owed to us for our fraud review service and the consideration owed to us for issuing indemnification guarantees which are recorded at fair value and accounted for in accordance with ASC 460, Guarantees. Consideration allocated to fraud review is recognized as revenue in the month that the transactions are approved while consideration allocated to the indemnification guarantee is recognized as revenue as we are released from risk under the guarantee, generally over a six-month period from the date of the transaction.
We present revenue net of cancellations and adjustments for minimum service level agreements.
Cost of Revenue
Cost of revenue primarily consists of chargeback guarantee expenses and other expenses directly related to providing our products to our merchants. These other expenses include compensation and benefits related costs, including share-based compensation expense associated with teams integral in providing our service, hosting fees and software costs, payment processing fees, amortization of capitalized software development costs and deferred contract fulfillment costs, depreciation expense, and allocated overhead. For products that offer guarantees of past performance, such as our Chargeback Guarantee, we provide contractual assurances around the accuracy of our approvals so that our merchants can confidently automate a transaction’s execution. In the event that a valid claim exists, we typically pay our merchants in the form of credits on future invoices, in an amount that generally represents the approved transaction amount. Chargeback claims can be disputed and if the decision of the dispute concludes that the order was not fraudulent, the chargeback is classified as chargebacks won. We present chargeback expenses net of chargebacks won, since such amounts are refunded to us.
We have capitalized eligible costs associated with projects to develop internal-use software. When these projects are substantially complete and ready for their intended use, the costs will be amortized to cost of revenue which may drive an increase in cost of revenue in future periods.
Gross Profit and Gross Profit Margin
As our business continues to grow, we expect our gross profit will increase in absolute dollars while our gross profit margin may fluctuate from period to period. Our gross profit margin is highly dependent on our risk-based pricing model which determines the fee we charge our merchants, our approval rate thresholds, the merchant mix of our revenue, and new geographies and industries into which we may enter. We control the decision to approve a particular transaction and continuously monitor our approval rate thresholds to ensure we are not exposed to higher amounts of chargeback risk, and we structure our pricing in a way to mitigate this risk.
Operating Expenses
Our operating expenses consist of research and development, sales and marketing, and general and administrative expenses. Compensation and benefits related costs are the most significant component of operating expenses and consists of salaries and benefits, share-based compensation expense, and other employee benefit costs. Operating expenses also primarily include third-party hosting fees and software costs, professional service fees, overhead costs including rent and utilities, marketing and advertising related costs, and depreciation expense. We expect our operating expenses will increase in absolute dollars as our business grows, but will fluctuate as a percentage of revenue from period to period.
Research and Development
Research and development expenses primarily consist of compensation and benefits related costs, including share-based compensation expense associated with research and development teams that are responsible for the design, development, and testing of our eCommerce risk management platform infrastructure, including expenses associated with adding new features, increasing the functionality, and enhancing the usability of our platform. Research and development expenses also include investments we are making in new products, as well as third-party hosting fees and software costs used by our research and development teams, overhead costs, and depreciation expense.
Sales and Marketing
Sales and marketing expenses primarily consist of compensation and benefits related costs, including share-based compensation expense directly associated with our sales and marketing teams. Sales and marketing expenses also consist of costs associated with conferences, events, digital marketing and advertising programs, amortization of deferred contract acquisition costs including commissions, overhead costs, and depreciation expense.
General and Administrative
General and administrative expenses primarily consist of compensation and benefits related costs, including share-based compensation expense associated with our finance, legal, human resources, information technology, and administrative functions. General and administrative costs also consist of third-party professional service fees for external legal, accounting and other consulting services, hosting fees and software costs, overhead costs, and depreciation expense.
Interest Income (Expense), Net
Interest income (expense), net primarily consists of interest earned on our cash deposits and short-term deposits.

Other Income (Expense), Net
Other income (expense), net primarily consists of remeasurement gains and losses on our convertible preferred share warrant liabilities and convertible preferred share tranche rights, as well as foreign exchange gains and losses.
Provision for (Benefit From) Income Taxes
Provision for income taxes consists of income taxes related to Israel, United States (federal and state), China and UK taxes. We maintain a full valuation allowance on our Israeli deferred tax assets resulting from carryforward tax losses and other reserves and allowances, as we have concluded that it is not more likely than not that the deferred tax assets will be realized due to our history of operating losses and current uncertainty concerning our ability to realize these deferred tax assets in the foreseeable future. Our effective tax rate is primarily affected by the tax rate in Israel and the United States and the relative amounts of income we earn in those jurisdictions, as well as non-deductible expenses, such as share-based compensation, and changes in our valuation allowance.
A.Operating Results
For a discussion of our results of operations for the year ended December 31, 2019, including a year-to-year comparison between 2020 and 2019, and a year-to-year comparison of our liquidity and capital resources between 2020 and 2019, refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our final prospectus filed pursuant to Rule 424(b)(4) on July 30, 2021.
The following tables set forth selected consolidated statements of operations data and such data as a percentage of total revenue for each of the periods presented:

	Year Ended December 31,
	2021	2020
	(in thousands)
Revenue	$229,141	$169,740
Cost of revenue(1)(2)	106,170	76,916
Gross profit	122,971	92,824
Operating expenses:
Research and development(1)(2)	55,301	36,642
Sales and marketing(1)(2)	70,165	41,137
General and administrative(1)(2)	52,903	21,853
Total operating expenses	178,369	99,632
Operating profit (loss)	(55,398)	(6,808)
Interest income (expense), net	591	145
Other income (expense), net	(122,520)	(3,609)
Profit (loss) before income taxes	(177,327)	(10,272)
Provision for (benefit from) income taxes	1,558	1,075
Net profit (loss)	$(178,885)	$(11,347)
_______________
(1)Includes share-based compensation as follows:

	Year Ended December 31,
	2021	2020
	(in thousands)
Cost of revenue	$216	$38
Research and development	4,246	3,621
Sales and marketing	10,710	2,814
General and administrative	18,186	1,472
Total share-based compensation expense	$33,358	$7,945
(2)Includes depreciation and amortization as follows:

	Year Ended December 31,
	2021	2020
	(in thousands)
Cost of revenue	$589	$40
Research and development	752	404
Sales and marketing	661	556
General and administrative	434	360
Total depreciation and amortization	$2,436	$1,360

	Year Ended December 31,
	2021	2020
	(as a percentage of revenue)
Revenue	100%	100%
Cost of revenue	46	45
Gross profit	54	55
Operating expenses:
Research and development	24	22
Sales and marketing	31	24
General and administrative	23	13
Total operating expenses	78	59
Operating profit (loss)	(24)	(4)
Interest income (expense), net	0	0
Other income (expense), net	(53)	(2)
Profit (loss) before income taxes	(77)	(6)
Provision for (benefit from) income taxes	0	1
Net profit (loss)	(78)%	(7)%
Comparison of the Years Ended December 31, 2021 and 2020
Revenue

	Year Ended December 31,
	2021	2020	$ Change	% Change
	(dollars in thousands)
Revenue	$229,141	$169,740	$59,401	35%
Revenue increased by $59.4 million, or 35%, for the year ended December 31, 2021 compared to the year ended December 31, 2020 driven by a $25.7 billion, or 40% increase in total GMV from $63.4 billion to $89.1 billion. This increase was primarily attributable to an increase in the adoption and expansion of our eCommerce risk management platform from existing merchants and an acceleration of the use of our merchants’ digital platforms by their consumers. The increase in revenue was also attributable to an increase in new merchants onboarded to our platform.
Additionally, $23.9 million of the increase in revenue is attributable to consideration allocated to issued indemnification guarantees that are accounted for under ASC 460. Revenue attributable to consideration allocated to guarantees increased for the same reasons as noted above. Revenue attributable to issued indemnification guarantees as a percentage of total revenue decreased from 43% during 2020 to 42% during 2021 due to a decrease in the fair value of issued guarantees.
Cost of Revenue and Gross Profit Margin

	Year Ended December 31,
	2021	2020	$ Change	% Change
	(dollars in thousands)
Cost of revenue	$106,170	$76,916	$29,254	38%
Gross profit margin	54%	55%
Cost of revenue increased by $29.3 million, or 38%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase in cost of revenue was primarily attributable to an increase of $28.5 million in gross chargeback expenses offset by an increase of $6.1 million in chargebacks won. The increase in net chargeback expenses was driven by an increase in GMV. There was also an increase of $3.9 million in hosting fees and software costs associated with the growth in the usage of our eCommerce risk management platform and an increase of $2.3 million in compensation and benefits related costs, including share-based compensation expense, associated with teams integral in providing our service primarily due to an increase in headcount.
Gross profit margin remained relatively flat at 54% for the year ended December 31, 2021 compared to 55% for the year ended December 31, 2020. Our CTB ratio remained relatively flat at 37% for the year ended December 31, 2021.
Operating Expenses
Research and Development

	Year Ended December 31,
	2021	2020	$ Change	% Change
	(dollars in thousands)
Research and development	$55,301	$36,642	$18,659	51%
Research and development expenses increased by $18.7 million, or 51%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase was primarily attributable to an increase of $13.5 million in compensation and benefits related costs primarily due to an increase in headcount of our research and development teams, and a $2.5 million increase in overhead costs primarily related to additional rent expenses to accommodate our growing team. The increase in compensation and benefits related costs includes an increase of $0.6 million in share-based compensation expense. The remaining increase is primarily due to an increase of $2.4 million in hosting fees and software costs incurred by our research and development teams.

Sales and Marketing

	Year Ended December 31,
	2021	2020	$ Change	% Change
	(dollars in thousands)
Sales and marketing	$70,165	$41,137	$29,028	71%
Sales and marketing expenses increased by $29.0 million, or 71%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase was primarily attributable to an increase of $21.6 million in compensation and benefits related costs including an increase of $7.9 million in share-based compensation expense primarily due to increases in sales and marketing headcount and the grant of equity awards with performance and service conditions. The remaining increase of $7.5 million was primarily a result of increases in expenses associated with conferences, events, and digital marketing and advertising programs.
General and Administrative

	Year Ended December 31,
	2021	2020	$ Change	% Change
	(dollars in thousands)
General and administrative	$52,903	$21,853	$31,050	142%
General and administrative expenses increased by $31.1 million, or 142%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase was primarily attributable to an increase of $24.2 million in compensation and benefits related costs including an increase of $16.7 million in share-based compensation expense primarily due to the grant of equity awards with performance, market, and service conditions. The remaining increase consists of $3.5 million in overhead costs due to the growth in our business, an increase of $1.9 million in professional services expenses, and an increase of $1.0 million in software costs.
Interest Income (Expense), Net

	Year Ended December 31,
	2021	2020	$ Change	% Change
	(dollars in thousands)
Interest income (expense), net	$591	$145	$446	308%
Interest income (expense), net increased by $0.4 million, or 308%, for the year ended December 31, 2021 compared to the year ended December 31, 2020, primarily due to higher average cash on hand throughout the year ended December 31, 2021. The increase in average cash on hand is primarily due to the closing of the fourth tranche of our Series E convertible preferred share financing, proceeds from the exercise of the Series E-1 warrant, and proceeds from our IPO
Other Income (Expense), Net

	Year Ended December 31,
	2021	2020	$ Change	% Change
	(dollars in thousands)
Other income (expense), net	$(122,520)	$(3,609)	$(118,911)	N/M
_______________
*N/M = Not Meaningful
Other income (expense), net decreased by $118.9 million to $122.5 million of net expense for the year ended December 31, 2021 compared to the year ended December 31, 2020. The net increase in expense is primarily due to an increase of $116.9 million in remeasurement losses related to our convertible preferred share warrant liabilities and convertible preferred share tranche rights prior to the IPO, and an increase of $1.8 million in net losses from foreign currency transactions.
Provision for (Benefit from) Income Taxes

	Year Ended December 31,
	2021	2020	$ Change	% Change
	(dollars in thousands)
Provision for (benefit from) income taxes	$1,558	$1,075	$483	45%
Provision for income taxes increased by $0.5 million, or 45%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. We maintain a full valuation allowance on our Israeli deferred tax assets resulting from carryforward tax losses, capitalized research and development expenses, and other reserves and allowances. The provision for income taxes increased primarily as a result of warrant and tranche rights revaluation, uncertain tax positions and change in valuation allowance. Our effective tax rate was (0.88)% and (10)% of our net profit (loss) before income taxes for the years ended December 31, 2021 and 2020, respectively. Our effective tax rate is affected by tax rates in foreign jurisdictions and the relative amounts of income we earn in those jurisdictions, as well as non-deductible expenses, such as share-based compensation expense, and changes in our valuation allowance.
Impact of Foreign Currency Fluctuation
See Item 3D. “Risk Factors—We are exposed to fluctuations in currency exchange rates, which could negatively affect our operating results.” and Item 11. “Quantitative and Qualitative Disclosures About Market Risk-Foreign Currency Exchange Risk.”
B. Liquidity and Capital Resources
Since our inception, we have financed our operations primarily through issuances of Class A ordinary shares, issuances of convertible preferred shares and warrants, and cash flows from operations. As of December 31, 2021 we have raised $392.3 million from the issuance of Class A ordinary shares, net of $26.2 million in underwriting discounts and commissions, and an aggregate of $195.2 million, net of issuance costs of $4.3 million, through sales of convertible preferred shares and warrants.
Our principal uses of cash in recent periods has been funding our operations, net purchases of short-term deposits, and investing in our business. As of December 31, 2021, our principal sources of liquidity were cash, cash equivalents, and short-term deposits of $503.3 million which were held for working capital purposes. Cash and cash equivalents consist of cash in banks and bank deposits. Short-term deposits consist of deposits that mature within one year. We believe our cash, cash equivalents, and short-term deposits, together with cash we expect to generate from future operations, will be sufficient to meet our working capital and capital expenditure requirements for a period of at least twelve months from the date of this Annual Report. However, because we are in the growth stage of our business, we expect to continue to invest in research and development and expand our sales and marketing teams worldwide. We are likely to require additional capital to respond to technological advancements, competitive dynamics or technologies, customer demands, business opportunities, challenges, acquisitions or unforeseen circumstances and in either the short-term or long-term may determine to engage in equity or debt financings or enter into credit facilities for other reasons.
Our future capital requirements will depend on many factors including our revenue growth rate, chargeback expenses, merchant churn, regulatory developments, the market acceptance and demand for our offering, international expansion efforts, and the investments we make that support our business. We may in the future enter into arrangements to acquire or invest in complementary businesses, services, and technologies, including intellectual property rights. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited. In particular, the widespread COVID-19 pandemic, including variants, has resulted in, and may continue to result in, significant disruption of global financial markets, reducing our ability to access capital. If we are unable to raise additional funds when or on the terms desired, our business, financial condition and results of operation could be adversely affected.
The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,
	2021	2020
Consolidated Statements of Cash Flows Data:	(in thousands)
Net cash provided by (used in) operating activities	$(20,278)	$(3,120)
Net cash provided by (used in) investing activities	$(84,441)	$(16,961)
Net cash provided by (used in) financing activities	$423,189	$54,025
Operating Activities
Our largest source of operating cash flows are from revenues we earn from our merchants. Our largest use of cash from operating activities is for compensation and benefits related costs, hosting and software fees, professional service fees, marketing and advertising related costs, and overhead costs including rent and utilities.
We reported net cash used in operating activities of $20.3 million for the year ended December 31, 2021, compared to $3.1 million for the year ended December 31, 2020, representing an increase of $17.2 million in cash used in operating activities. The increase in operating cash outflows was driven by decreases in net profit (loss) adjusted for non-cash items of $21.1 million, partially offset by favorable changes in operating assets and liabilities of $4.0 million, primarily driven by the growth in our business and the timing of certain cash receipts and payments.
Investing Activities
Investing activities consists primarily of investments in and maturities of short-term deposits, purchases of property and equipment, and payments of capitalized software development costs.
We reported net cash used in investing activities of $84.4 million for the year ended December 31, 2021, compared to $17.0 million for the year ended December 31, 2020, representing an increase of $67.4 million in cash used in investing activities. This increase in cash used in investing activities was primarily attributable to an increase in purchases of short-term deposits of $96.0 million, and an increase of $10.7 million in purchases of property and equipment, primarily related to the build-out of our new office in Tel Aviv to meet the needs of our growing business. These increases in cash used in investing activities were partially offset by maturities of short-term deposits of $39.1 million and a decrease of $0.2 million in payments of capitalized software development costs.
Financing Activities
Financing activities consists primarily of proceeds we received from the IPO, proceeds from the issuance of convertible preferred shares and warrants, and payments of deferred offering costs.
We reported net cash provided by financing activities of $423.2 million for the year ended December 31, 2021, compared to $54.0 million for the year ended December 31, 2020, representing an increase of $369.2 million in cash provided by financing activities. This increase in cash provided by financing activities was primarily attributable to net IPO proceeds of $392.3 million, an increase in proceeds from the cash exercise of series E-1 convertible preferred share warrants of $6.5 million, and an increase in proceeds from the exercise of share options of $2.3 million. These increases were partially offset by a decrease in proceeds from the issuance of convertible preferred shares and warrants of $26.8 million and an increase in payments of deferred offering costs of $5.1 million.
Commitments and Contractual Obligations
Leases
We have various non-cancelable operating leases for our corporate offices in Tel Aviv in Israel and in New York City in the United States. The leases for these facilities in Tel Aviv and New York City expire in 2031 and 2029, respectively. As of December 31, 2021, we had fixed future minimum lease payments of $56.0 million, of which $7.0 million is due in the next twelve months. We expect to incur additional capital expenditures of approximately $4.0 million over the next twelve months relating to the completion of the build-out of our new headquarters in Tel Aviv.
Excluded from the future minimum lease payments discussed above is an unsecured and undated promissory note issued in December 2020 in connection with the execution of a lease agreement for an amount of $3.3 million and $3.2 million as of December 31, 2021 and December 31, 2020, respectively. The promissory note may only be withdrawn in the event of a material and fundamental breach of the lease agreement. The promissory note expires three months after the lease termination date. As of December 31, 2021 and December 31, 2020, we were in full compliance of the terms and conditions of the promissory note, and the promissory note has not been withdrawn.
Other Obligations
In the ordinary course of business, we enter into purchase orders with vendors for the purchase of goods and services, including non-cancelable agreements for software licenses. As of December 31, 2021, we had non-cancelable purchase obligations with a remaining term in excess of twelve months of $2.0 million, of which $1.3 million is due in the next twelve months.
For more information on our operating leases and other commitments, please refer to “Guarantees, Commitments, and Contingencies” in Note 7 of our consolidated financial statements included elsewhere in this Annual Report.
C. Research and Development, Patents and Licenses, etc.
Our research and development activities are primarily located in Israel. Research and development expenses primarily consist of compensation and benefits related costs, including share-based compensation expense associated with research and development teams that are responsible for the design, development, and testing of our eCommerce risk management platform infrastructure, including expenses associated with adding new features, increasing the functionality, and enhancing the usability of our platform. Research and development expenses also include investments we are making in new products, as well as third-party hosting fees and software costs used by our research and development teams, overhead costs, and depreciation expense.
For the years ended December 31, 2021, 2020, and 2019, research and development costs accounted for approximately 24%, 22%, and 19% of our total revenue, respectively. Research and development costs are expensed as incurred, except to the extent that such costs are associated with internal-use software that qualifies for capitalization.
D. Trend Information
Other than as described in Item 3.D. "Risk Factors" and in Item 5.A. " Operating Results—Factors Affecting Our Performance" of this Annual Report, which are incorporated by reference herein, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.
E. Critical Accounting Policies and Estimates
Our consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, as well as related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. We considered the impact of COVID-19 on our estimates and assumptions and determined that there were no material adverse impacts on our audited consolidated financial statements for the year ended December 31, 2021. As events continue to evolve and additional information becomes available, our estimates and assumptions may change materially in future periods.
The critical accounting policies and estimates, assumptions, and judgments that we believe have the most significant impact on our consolidated financial statements are described below.
Indemnification Guarantees
We provide contractual assurances around the accuracy of our approvals so that our merchants can confidently automate a transaction’s execution. Our contracts obligate us to stand ready to indemnify our merchants for any costs incurred from a chargeback due to fraud (i.e., the “guarantee obligation”). Accordingly, we account for the guarantee obligation as an indemnification under the general provisions of ASC 460, Guarantees, or ASC 460, and recognize a liability at fair value upon approving a transaction at an amount that represents what we would need to pay a third party to relieve ourselves from this obligation.
We are relieved from our guarantee obligation at the earlier of (a) paying a chargeback or (b) expiration of the guarantee which is generally six months from the date of the transaction. We recognize the guarantee obligation as revenue through a systematic and rational amortization method over a six-month period that is representative of our historical pattern of being released from risk under the guarantee obligation. Indemnification guarantees are recorded at fair value when issued and are not remeasured to fair value each period. The determination of the fair value of our indemnification guarantees requires the use of various inputs and assumptions which include the following:
•Estimated chargebacks as a percentage of Billings: Calculated based on actual historical chargebacks incurred as a percentage of Billings. Historical company-specific chargeback guarantee claims are not readily observable in the marketplace and thus include a level of variability. This input has the greatest impact on the overall fair value of the guarantee.
•Risk premium fee: Represents the fee that we would have incurred from a third-party in order to relieve ourselves from our legal obligation under the guarantee. We primarily use observable inputs and methodologies with a limited amount of judgment and assumptions. For example, we consider the adjusted EBITDA margin of unrelated public companies in the property casualty and multi-line insurance industry as a benchmark for the implied risk premium that an insurer would charge over the expected costs of insuring the guarantee.
•Discount rate: Utilized to determine the present value of chargeback payments and encompasses the time period in which guarantees are resolved as well as our incremental borrowing cost. We mainly use observable inputs and methodologies with a limited amount of judgment and assumptions, such as U.S. corporate bond yields.
The assumptions and estimates involved in calculating the fair value of our indemnification guarantees, as well as the determination of a systematic and rational amortization method for recognition of our guarantee obligations as revenue, involve inherent uncertainties and the application of significant judgment. We will continue to use judgment in evaluating the assumptions related to our indemnification guarantees, and we may refine our estimation process as we continue to accumulate additional data, which could materially impact the timing of our revenue recognition for transactions approved in future periods. For the periods presented, a 10% change in the inputs and assumptions, as well as a 10% change in the systematic and rational amortization method, would not have materially impacted our results of operations. Please refer to Note 7 of our consolidated financial statements included elsewhere in this Annual Report for additional information.
Provision for Chargebacks
Our provision for chargebacks includes amounts associated with chargebacks that have been submitted and accepted but not yet paid by us as of the balance sheet date and estimates of chargebacks that have not yet been submitted and accepted relating to approved transactions that are accounted for under ASC 450, Contingencies, or ASC 450.
While no individual transaction is probable of a chargeback occurring, when we analyze a portfolio of transactions, if we believe a future chargeback is probable and reasonably estimated, we accrue a liability and an associated expense through cost of revenue in accordance with ASC 450. Inputs and assumptions used by management to calculate the provision are based on the transactions approved and the features of those transactions as well as historical information about chargebacks.
As we continue to accumulate data related to chargebacks, we may refine our estimates, which could materially impact our cost of revenue. It is possible that the estimate may change in the near term, and the effect of the change could be material. For the periods presented, a 10% change in the inputs and assumptions would not have materially impacted our results of operations. Please refer to Note 7 of our consolidated financial statements included elsewhere in this Annual Report for additional information.
Cost to Obtain a Contract
We capitalize sales commissions and associated payroll taxes paid that are incremental to the acquisition of merchant contracts. We determine whether costs should be deferred based on our sales compensation plans and if the commissions are incremental and would not have occurred absent the merchant contract. Determining whether such costs are incremental to obtaining the online merchant contract requires a certain degree of judgment.
Sales commissions for the renewal of a contract are not considered commensurate with the sales commissions paid for the acquisition of the initial contract given a substantive difference in commission rates in proportion to their respective contract values. Sales commissions paid for the renewal of a contract are amortized over the contractual term of the renewal. Sales commissions paid upon the initial acquisition of a merchant contract are amortized over an estimated period of benefit of four years.
We determine the period of benefit for sales commissions paid for the acquisition of the initial merchant contract by taking into consideration the estimated customer life, technological life of our software, and other factors. These factors involved in the determination of the period of benefit include inherent uncertainties and the application of significant judgment.
Cost to Fulfill a Contract
We capitalize certain integration services required in order to be able to fulfill the obligation to provide our products to our merchants. Integration services are promises that are not capable of being distinct. These costs are capitalized to the extent they are directly related to a contract, are recoverable, and generate or enhance resources that will be used in delivering our SaaS products.
Capitalized costs to fulfill a contract are amortized on a straight-line basis over the expected period of benefit of four years and are included in cost of revenue in the consolidated statements of operations. We determine the period of benefit by taking into consideration the estimated customer life, technological life of our software, and other factors. These factors involved in the determination of period of benefit involve inherent uncertainties and the application of significant judgment.
Share-Based Compensation
Share-based compensation expense related to share-based awards is recognized based on the fair value of the awards granted. The fair value of each share option award is estimated on the grant date using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying ordinary shares, the expected term of the share option, the expected volatility of the price of our ordinary shares, risk-free interest rates, and the expected dividend yield of ordinary shares. The assumptions used to determine the fair value of the option awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our share-based compensation expense could be materially different in future periods.
We have granted to employees, RSUs, that vest either upon the (a) satisfaction of service-based vesting conditions only and (b) satisfaction of both service-based and performance-based vesting conditions. The fair value of each RSU award is based on the fair value of the underlying ordinary shares as of the grant date. We have also granted to our Chief Executive Officer (“CEO”), RSUs, that vest upon the satisfaction of service-based, performance-based, and market-based vesting conditions. A Monte-Carlo simulation model was used to determine the grant date fair value by simulating a range of scenarios with each outcome resulting in a determined value. The grant date fair value of this award is the average of the values determined by each simulation. The simulation was also used to derive the requisite service period.
We will continue to use judgment in evaluating the assumptions related to our share-based compensation. As we continue to accumulate additional data related to our ordinary shares, we may make refinements to our estimates, which could materially impact our future share-based compensation expense. These estimates involved in calculating the fair value of our share options include inherent uncertainties and the application of significant judgment.
Ordinary Shares Valuations
Prior to IPO, the fair value of the ordinary shares underlying our share-based awards had historically been determined by our board of directors, with input from management and corroboration from contemporaneous third-party valuations. Given the absence of a public trading market for our ordinary shares, and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our ordinary shares at each grant date prior to IPO. These factors included, but were not limited to:
•contemporaneous valuations of our ordinary shares performed by independent third-party specialists;
•the prices, rights, preferences, and privileges of our convertible preferred shares relative to those of our ordinary shares;
•the prices paid for ordinary shares or convertible preferred shares sold to third-party investors by us and the prices paid in secondary transactions for our ordinary shares in arm’s-length transactions;
•the lack of marketability inherent in our ordinary shares;
•our actual operating and financial performance;

•the likelihood of achieving a liquidity event, such as an initial public offering, or IPO, a merger, or acquisition of our company given prevailing market conditions; and
•the general economic conditions and our industry outlook.
Immediately prior to IPO, our ordinary share valuations were based on a combination of inputs from secondary transactions involving our ordinary shares and the income approach with input from management. The income approach uses valuation techniques to estimate value based on an expected stream of benefits, such as earnings or cash flow. These future cash flows, including the cash flows beyond the forecast period for the residual value, are discounted to their present values using an appropriate discount rate, to reflect the risks inherent in the company achieving these estimated cash flows.
Immediately prior to IPO, the fair value of our business determined using the aforementioned approach was then allocated to the ordinary shares using a probability-weighted expected return method, or PWERM, to allocate value to the ordinary shares. The PWERM involves the estimation of the value of our company under multiple future potential outcomes and estimates the probability of each potential outcome. After the equity value was determined and allocated to the various classes of shares, a discount for lack of marketability, or DLOM, was applied to arrive at the fair value of ordinary shares on a non-marketable basis. A DLOM is applied based on the theory that as an owner of a private company stock, the stockholder has limited information and opportunities to sell this stock. A market participant that would purchase this stock would recognize this risk and thereby require a higher rate of return, which would reduce the overall fair market value.
Prior to IPO, the application of these approaches and methodologies involved the use of estimates, judgments, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable public companies and the probability of and timing associated with possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date, and may have a material impact on the valuation of our ordinary shares.
Prior to IPO, we considered the amount of time between the valuation date and the grant date to determine whether to use the latest ordinary share valuation determined pursuant to the method described above or a straight-line calculation between two valuation dates. This determination included an evaluation of whether the subsequent valuation indicated that any significant change in valuation had occurred between the previous valuation and the grant date.
After the closing of our IPO during the third quarter of 2021, the fair value of our ordinary shares is the closing price of our ordinary shares as reported on the date of grant. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.
Convertible Preferred Shares Warrants
Prior to IPO, using the Black-Scholes option-pricing model, our convertible preferred share warrants were remeasured to fair value at the end of each reporting period until the earlier of the exercise of the warrants, the expiration of the warrants, or upon the completion of a qualified IPO. Upon IPO, the Series B/C convertible preferred share warrants were converted to warrants to purchase ordinary shares. The warrants to purchase ordinary shares may be exercised any time prior to, and shall expire upon, the earlier of (a) April 29, 2025 or (b) immediately prior to the consummation of certain deemed liquidation events. Upon IPO, the Series E-1 convertible preferred share warrants were automatically exercised.
The application of the Black-Scholes option-pricing model involves assumptions and estimates that are used to value the convertible preferred share warrants. Estimates and assumptions impacting the fair value measurement of the convertible preferred share warrant liability include the fair value per share of the underlying class of convertible preferred shares, the term of the instrument, the risk-free interest rate, the expected dividend yield, and the expected volatility of our shares.
The most significant assumption impacting the fair value of the convertible preferred share warrant liabilities is the fair value of the underlying class of convertible preferred shares as of each measurement date. Prior to IPO, we determined the fair value per share by taking into consideration the most recent sales of our convertible preferred shares, results obtained from third-party valuations, and additional factors we deemed relevant. Estimates of expected term were based on the remaining contractual period of the warrants. Estimates of the volatility for the Black-Scholes option-pricing model were based on the volatility of the respective convertible preferred shares. The risk-free interest rates were based on the U.S. Treasury yield for a term consistent with the estimated expected terms. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. As a result, an expected dividend yield of zero percent was used.
Prior to IPO, the estimates involved in calculating the fair value of our convertible preferred share warrant liabilities involved inherent uncertainties and the application of significant judgment. We assessed these assumptions and estimates on a quarterly basis as additional information impacting the assumptions was obtained. Please refer to Note 9 of our consolidated financial statements included elsewhere in this Annual Report for additional information.
Convertible Preferred Share Tranche Rights
Prior to IPO, using a combination of the PWERM and discounted present value model, our outstanding convertible preferred share tranche rights were remeasured to fair value at the end of each reporting period. We selected these models as we believe they are reflective of all significant assumptions that market participants would likely consider in negotiating the transfer of the future tranche rights. Such assumptions include, among other inputs, fair value of underlying preferred shares, time to payments, and risk-free rates.
The most significant assumption impacting the fair value of the tranche rights is the fair value of the underlying Series E convertible preferred shares as of each remeasurement date. Prior to IPO, we determined the fair value per share of the underlying Series E convertible preferred shares by taking into consideration the most recent sales of our convertible preferred shares, results obtained from third-party valuations, and additional factors we deem relevant. The risk-free interest rates were based on the U.S. Treasury yield for a term consistent with the estimated expected terms of the preferred share tranche rights.
Prior to IPO, the estimates involved in calculating the fair value of our convertible preferred share tranche rights involve inherent uncertainties and the application of significant judgment. We assessed these assumptions and estimates on a quarterly basis as additional information impacting the assumptions was obtained. Upon settlement and issuance of the additional Series E convertible preferred shares, the convertible preferred share tranche rights were reclassified from being an asset or liability to convertible preferred shares in the consolidated balance sheets. Upon IPO, the convertible preferred shares automatically converted to ordinary shares. Please refer to Note 8 of our consolidated financial statements included elsewhere in this Annual Report for additional information.
Income Taxes
We are subject to income taxes in Israel, the United States, and other jurisdictions. These other jurisdictions may have different statutory rates than in Israel. Income taxes are accounted for in accordance with ASC 740, Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax basis as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are provided when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.
In establishing deferred income tax assets and liabilities, management makes judgments based on the enacted tax laws and published tax guidance applicable to us as well as the amount and jurisdiction of future taxable income. Deferred tax assets and liabilities are recorded and the need for valuation allowances is evaluated to reduce the deferred tax assets to amounts expected to be realized.
Our evaluation of the realizability of the deferred tax assets focuses on identifying significant, objective evidence that we will more likely than not be able to realize our deferred tax assets in the future. We record valuation allowances based on an assessment of positive and negative evidence on a jurisdiction-by-jurisdiction basis, which is highly judgmental and requires subjective weighting of such evidence. To make this assessment, we evaluate historical operating results, the existence of cumulative losses in the most recent fiscal years, expectations for future taxable income from each tax-paying component in each tax jurisdiction, the time period over which our temporary differences will reverse and the implementation of feasible and prudent tax planning strategies. If our assumptions and estimates that resulted in our forecast of future taxable income for each tax-paying component prove to be incorrect, we may need to adjust the carrying value of our deferred tax balances. An increase or decrease in the valuation allowance would result in a respective increase or decrease in our effective tax rate in the period the increase or decrease occurs.
The calculation of our income tax liabilities involves dealing with uncertainties in the application of complex domestic and foreign income tax regulations. Unrecognized tax benefits are generated when there are differences between tax positions taken in a tax return and amounts recognized in the consolidated financial statements. We recognize income tax benefits from uncertain tax positions only if we believe that it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such uncertain tax positions are then measured based on the largest benefit that is more likely than not to be realized upon the ultimate settlement.
To the extent we prevail in matters for which liabilities have been established, or are required to pay amounts in excess of our liabilities, our effective income tax rate in a given period could be materially impacted. An unfavorable income tax settlement may require the use of cash and result in an increase in our effective income tax rate in the year it is resolved. A favorable income tax settlement would be recognized as a reduction in the effective income tax rate in the year of resolution. Please refer to Note 11 of our consolidated financial statements included elsewhere in this Annual Report for additional information.
Recent Accounting Pronouncements
Please refer to “Summary of Significant Accounting Policies” in Note 2 of our consolidated financial statements included elsewhere in this Annual Report for more information.
JOBS Act
We are an “emerging growth company” pursuant to the provisions of the JOBS Act. We rely on certain reduced reporting and other requirements that are otherwise generally applicable to public companies. As an “emerging growth company,” we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, which would otherwise be required beginning with our second annual report on Form 20-F, and (ii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis). Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We have elected to use this extended transition period, which allows us to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies, until the earlier of the date we (i) are no longer an “emerging growth company” or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
Executive Officers and Directors
The following table sets forth the name and position of each of our executive officers and directors as of January 31, 2022:

Name	Age	Position
Executive Officers
Eido Gal	36	Co-Founder, Chief Executive Officer, Director
Assaf Feldman	50	Co-Founder, Chief Technology Officer, Director
Aglika Dotcheva	46	Chief Financial Officer
Naama Ofek Arad	37	Chief Operations Officer
Peter Elmgren	47	Chief Revenue Officer

Directors
Erez Shachar	58	Director
Eyal Kishon	62	Director
Aaron Mankovski	65	Director
Tanzeen Syed	39	Director
Jennifer Ceran	58	Director
Executive Officers
Eido Gal is our Co-Founder and has served as our Chief Executive Officer and as a member of our board of directors since our inception. Prior to co-founding Riskified, Mr. Gal served as an Analyst at BillGuard from January 2011 to January 2013 and as an Analyst at PayPal Holdings, Inc. from January 2009 to January 2011.
Assaf Feldman is our Co-Founder and has served as our Chief Technology Officer and as a member of our board of directors since inception. Prior to co-founding Riskified, Mr. Feldman served as an Algorithm Engineer at BillGuard from September 2011 to November 2012, Head of Research Technologies at Kinetic Global Markets from April 2009 to August 2011, Lead Developer at monitor110.com from February 2006 to July 2008, Researcher at MIT Media-Lab from September 2003 to June 2005, Vice President of Engineering at Oddcast Inc. from April 2001 to June 2003, and as a Senior Developer at Earthnoise from August 1999 to March 2001. Mr. Feldman holds a B.A. in Film and Computer Science from Tel Aviv University in Israel and an M.S. from Massachusetts Institute of Technology (MIT).
Aglika Dotcheva has served as our Chief Financial Officer since 2015 and previously as our Vice President of Finance since October 2014. Prior to joining us, Ms. Dotcheva served as Associate Director at the New York University Central Office of Budget and Financial Planning from 2006 to 2011. Ms. Dotcheva volunteers as the Treasurer for the Tutoring Initiative, a nonprofit organization that offers free tutoring in mathematics to low-income students. Ms. Dotcheva holds an M.B.A. in Strategy, Finance and Accounting from New York University, and a B.A. in Economics from Columbia University.
Naama Ofek Arad has served as our Chief Operations Officer since April 2017 and previously as our Head of Sales Operations since January 2017. Prior to joining us, Ms. Ofek Arad served as a Consultant with The Boston Consulting Group from July 2014 to December 2016 and as an Operations Manager with the Israeli Air Force from 2006 to 2014. Ms. Ofek Arad holds a B.A. in Information Systems and Management from Ben Gurion University in Israel and an Executive M.B.A. from Northwestern University, Kellogg School of Management.
Peter Elmgren has served as our Chief Revenue Officer since February 2021. Prior to joining us, Mr. Elmgren served as Senior Vice President of Business Development at SAP from April 2019 to February 2021 and as General Manager, Sales for the Americas at Microsoft from December 2016 to April 2019. Mr. Elmgren holds a B.A. in Economics from St. Olaf College.
Non-Employee Directors
Erez Shachar has served as a member of our board of directors since July 2015. Mr. Shachar is the Co-Founder and Managing Partner of Qumra Capital Management Ltd., a venture capital firm founded in 2013. Since 2004, Mr. Shachar has also served as Managing Partner of Evergreen Venture Partners Ltd., a venture capital firm, focusing on investment opportunities in technology companies. Mr. Shachar served as a member of the board of directors of Fiverr International Ltd. (NYSE: FVRR) from August 2014 to August 2020, Eyeview Inc. from January 2016 to December 2019, Varonis Systems Inc. (Nasdaq: VRNS) from July 2006 to February 2015, Nur Macroprinters Inc. from January 1997 to December 2002, Traiana Inc. from January 2006 to October 2007, Itemfiled Inc. from March 2005 to December 2006, eGlue Business Technologies Inc. from August 2006 to June 2010 and Aduva Inc. from February 2005 to March 2006. Mr. Shachar currently serves as a member of the board of directors of Taboola.com Ltd. (Nasdaq: TBLA), Talkspace, Inc. (Nasdaq: TALK) and several privately held companies. Mr. Shachar holds a B.Sc. in Computer Science from Tel Aviv University in Israel and an M.B.A. from the INSEAD Business School in France.
Eyal Kishon has served as a member of our board of directors since February 2013. Since September 1996, Dr. Kishon has served as Managing Partner of Genesis Partners, an Israel-based venture capital fund and since December 2020, Mr. Kishon has served as Chairman of Deep Insight, an Israel-based venture capital fund. From 1993 to 1996, Dr. Kishon served as Associate Director of Pitango Venture Capital. Prior to that, Dr. Kishon served as Chief Technology Officer at Yozma Venture Capital in 1993. From 1991 to 1993, Dr. Kishon was a Research Fellow in the Multimedia Department of IBM Science & Technology. From 1989 to 1991, Dr. Kishon worked in the Robotics Research Department of AT&T Bell Laboratories. Dr. Kishon currently serves as a member of the board of directors of Audiocodes Ltd. (Nasdaq, TASE: AUDC) and several privately held companies. Dr. Kishon holds a B.S. in Computer Science from the Technion – Israel Institute of Technology and a Ph.D. in Computer Science from New York University.
Aaron Mankovski has served as a member of our board of directors since September 2017. Since 2000, Mr. Mankovski has served as a Managing Partner of Pitango Venture Capital, a venture capital firm founded in 1993. Mr. Mankovski serves as a member of the board of directors of several privately held companies including Tailor Brands Ltd. since February 2020, Silk since May 2009, DriveNets Ltd. since February 2019, and Tabit Technologies Ltd. since March 2020. Mr. Mankovski has also served as a member of the general Assembly of O.R.T. Technologies Ltd. since October 2020 and as a board observer for Formlabs since October 2013, Tulip since November 2013, Tomorrow.io since July 2020 and Meta Flow since November 2021. Mr. Mankovski is the Founder and former Chairman of IATI – Israel Advanced Technology Industries. Mr. Mankovski founded and was Managing General Partner of Eucalyptus Ventures from 1997 to 2016. Mr. Mankovski holds a B.Sc. from Tel Aviv University in Computer Science and Statistics and served as a pilot in the Israeli Air Force.

Tanzeen Syed has served on our board of directors since October 2019. Since July 2018, Mr. Syed has served as a Managing Director at General Atlantic LLC and focuses on investments in General Atlantic’s Technology sector. Mr. Syed rejoined General Atlantic in July 2018 after working there from 2006 to September 2013. Prior to rejoining General Atlantic, Mr. Syed served as the Director of Technology Growth Investments at Temasek, an investment company, from July 2015 until June 2018. From October 2013 to June 2015 Mr. Syed was a Vice President at Great Hill Partners L.P. Mr. Syed currently serves as a member of the board of directors of ContextLogic Inc. (dba Wish) (Nasdaq: WISH), Kiwi.com s.r.o., Chess.com and Panorama Education, private portfolio companies of General Atlantic. Mr. Syed holds a B.A. in Economics and Political Science from Macalester College.
Jennifer Ceran has served on our board of directors since February 2021. Since November 2021, Ms. Ceran has served as the interim Chief Financial Officer for Klaviyo, Inc. Ms. Ceran served as the Chief Financial Officer and Treasurer for Smartsheet Inc. from September 2016 to January 2021 and the Chief Financial Officer of Quotient Technology Inc. from September 2015 to September 2016. From October 2012 to September 2015, Ms. Ceran served as the Treasurer and Vice President of Investor Relations at Box, Inc. Ms. Ceran held several roles at eBay Inc. from April 2003 to August 2012 including Vice President of Investor Relations and Corporate Financial Planning and Analysis and Treasurer. Ms. Ceran currently serves on the board of directors of several private and public companies including Klaviyo, Inc., True, NerdWallet, Plum Acquisition Corp I and Wyze Labs, Inc. Ms. Ceran holds a B.A. in Communications and French from Vanderbilt University and an M.B.A. from the University of Chicago Booth School of Business.
B. Compensation
Directors
Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. If the compensation of our directors is inconsistent with our stated compensation policy, then, those provisions that must be included in the compensation policy according to the Companies Law must have been considered by the compensation committee and board of directors, and shareholder approval by a simple majority will also be required, provided that:
•at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting at such meeting, are voted in favor of the compensation package, excluding abstentions; or
•the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the compensation package does not exceed two percent (2%) of the aggregate voting rights in the Company.
Executive Officers other than the Chief Executive Officer
The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the chief executive officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve a compensation arrangement with such executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.
An amendment to an existing arrangement with an office holder (who is not a director) requires only the approval of the compensation committee, if the compensation committee determines that the amendment is not material in comparison to the existing arrangement. However, under the Companies Law, an amendment to an existing arrangement with an office holder (who is not a director) who is subordinate to the chief executive officer will not require the approval of the compensation committee, if (i) the amendment is approved by the chief executive officer, (ii) the company’s compensation policy provides that a non-material amendment to the terms of service of an office holder (other than the chief executive officer) may be approved by the chief executive officer and (iii) the engagement terms are consistent with the company’s compensation policy.
Chief Executive Officer
Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision. The approval of each of the compensation committee and the board of directors should be in accordance with the company’s stated compensation policy; however, in special circumstances, they may approve compensation terms of a chief executive officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval is obtained (by a special majority vote as discussed above with respect to the approval of director compensation). In addition, the compensation committee may waive the shareholder approval requirement with regards to the approval of the engagement terms of a candidate for the chief executive officer position, if they determine that the compensation arrangement is consistent with the company’s compensation policy and that the chief executive officer candidate did not have a prior business relationship with the company or a controlling shareholder of the company and that subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to employ the chief executive officer candidate.
Aggregate Compensation of Office Holders
The aggregate compensation, including share-based compensation, paid by us and our subsidiaries to our executive officers and directors for the year ended December 31, 2021 was approximately $24.8 million. This amount includes deferred or contingent compensation accrued for such year (and excludes deferred or contingent amounts accrued for during the year ended December 31, 2020 and paid during the year ended December 31, 2021). This amount includes amounts set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel.
As of December 31, 2021, options to purchase 1,630,950 Class A ordinary shares granted to our executive officers and directors were outstanding under our equity incentive plans at a weighted average exercise price of $1.69 per ordinary share. As of December 31, 2021, 7,618,797 restricted share units, or RSUs, had been granted to our executive officers and directors.
During the year ended December 31, 2021, our directors and officers were granted options, which expire in 2031, to purchase an aggregate of 420,000 Class A ordinary shares, at a weighted average exercise price of $3.83 per share, and 7,618,797 RSUs under our equity incentive plans.
The following is a summary of the salary expenses and social benefit costs of our five most highly compensated executive officers in 2021, or collectively the "Covered Executives." All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2021. U.S. dollar amounts indicated for compensation of our Covered Executives are in thousands of dollars.

Mr. Eido Gal, Co-Founder and Chief Executive Officer. Compensation expenses recorded in 2021 of $240 in salary expenses and $61 in social benefits costs.
Mr. Assaf Feldman, Co-Founder and Chief Technology Officer. Compensation expenses recorded in 2021 of $240 in salary expenses and $49 in social benefits costs.
Ms. Aglika Dotcheva, Chief Financial Officer. Compensation expenses recorded in 2021 of $300 in salary expenses and $62 in social benefits costs.
Ms. Naama Ofek-Arad, Chief Operating Officer. Compensation expenses recorded in 2021 of $223 in salary expenses and $67 in social benefits costs.
Mr. Peter Elmgren, Chief Revenue Officer. Compensation expenses recorded in 2021 of $263 in salary expenses and $49 in social benefits costs.
The salary expenses summarized above include the gross salary paid to the Covered Executives, and the benefit expenses include the social benefits paid by us on behalf of the Covered Executives, convalescence pay, contributions made by the company to an insurance policy, 401(k) or a pension fund, work disability insurance, severance, educational fund and payments for social security.
In accordance with the Company’s compensation policy, we also paid cash bonuses to our Covered Executives upon compliance with predetermined performance parameters and an over achievement bonus as set by the compensation committee and the board of directors. The 2021 cash bonus expenses for Mr. Eido Gal, Mr. Assaf Feldman, Ms. Aglika Dotcheva, Ms. Naama Ofek-Arad and Mr. Peter Elmgren, as provided for in our 2021 financial statements, were $48, $48, $90, $67 and $412, respectively.
We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2021 for options and RSUs granted to Mr. Eido Gal, Mr. Assaf Feldman, Ms. Aglika Dotcheva, Ms. Naama Ofek-Arad and Mr. Peter Elmgren of $15,304 $4,674, $405, $263 and $1,900, respectively.
Equity awards granted to our Covered Executives are subject to a “double trigger” full acceleration vesting mechanism upon Merger/Sale (as defined in the 2021 Share Incentive Plan). That is, shares do not automatically vest upon a Merger/Sale, as vesting requires two triggers: (i) Merger/Sale, as well as (ii) termination of employment without “cause” or voluntary termination for “good reason”, in each case in connection with the Merger/Sale, and provided that such termination occurs in the three months prior to or the twelve months following such Merger/Sale. In addition, in the circumstances described above, our Covered Executives are entitled to receive severance payments in amounts equal to (i) one times their annual salary during the fiscal year in which the termination is effected, (ii) continuation for twelve months of health and social benefits, and (iii) a pro rata portion of their target bonus, if such bonus is earned with respect to the fiscal year in which the termination is effected.
Upon termination of employment without “cause” or voluntary termination for “good reason”, not in connection with a Merger/Sale, our Chief Executive Officer, Chief Technology Officer and Chief Financial Officer are each entitled to receive severance payments in amounts equal to (i) one times their annual salary during the fiscal year in which the termination is effected, and (ii) continuation for twelve months of health and social benefits.
The amounts underlying the RSU award granted to our CEO that contains a performance-based vesting condition, a market-based vesting condition which is linked to share price targets, and a service-based vesting condition, will be expensed utilizing the accelerated attribution method over the requisite service period of ten years. The performance-based vesting condition underlying this award was satisfied upon the occurrence of our IPO. The market-based vesting condition and the service-based vesting condition have not as of the date hereof been, and may never be, satisfied.

The amounts underlying the RSU awards granted to our officers that contain a performance condition and a service condition, will be expensed utilizing the accelerated attribution method over the requisite service period which is generally four to five years. As of December 31, 2021, the performance condition underlying these awards has been achieved.
The amounts underlying the share options granted to our officers during the year ended December 31, 2021, will be expensed on a straight-line basis over the requisite service period which is four years.
Assumptions and key variables used in the calculation of such amounts are described in Note 2 to our audited consolidated financial statements included in Item 18 of this Annual Report. All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our Company’s compensation policy and were approved by the company’s compensation committee and board of directors.
We pay to each of our non-employee directors an annual cash retainer of $30,000, with an additional, annual cash payment for service on board committees as follows: $10,000 (or $20,000 for the chairperson) per membership of the audit committee, $6,000 (or $12,000 for the chairperson) per membership of the compensation committee, or $4,000 (or $8,000 for the chairperson) per membership of the nominating and governance committee or any other board committee. In addition, upon election, any future non-employee director will be granted a one-time equity award under our incentive plan at a value of $350,000, which will vest on a quarterly basis over a period of three years, subject to such director's continued service through such dates. In addition, each non-employee director will be granted equity awards, on an annual basis, under our incentive plan (provided the director is still on the board of directors) at a value of $175,000, which will vest on the first anniversary of the date on which such equity awards were granted, subject to such director’s continued service through such date. Any unvested equity grants will accelerate and fully vest upon the occurrence of a change in control transaction and a preceding or subsequent termination of service. Notwithstanding the foregoing, individual directors may elect to opt out of such cash and equity compensation at their discretion.
Employment and Consulting Agreements with Executive Officers
We have entered into written employment agreements with each of our executive officers. These agreements generally provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive salary and benefits. These agreements also contain customary provisions regarding non-competition, non-solicitation, confidentiality of information and assignment of inventions. However, the enforceability of the non-competition provisions may be limited under applicable law. We describe the arrangements with our executive officers above under “Aggregate Compensation of Office Holders.”
Directors’ Service Contracts
Other than with respect to our directors that are also executive officers, there are no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their service as directors of the Company.
Equity Incentive Plans
Amended and Restated 2013 Equity Incentive Plan
The 2013 Equity Incentive Plan, or the 2013 Plan, was adopted by our board of directors on July 13, 2013 and amended and restated on February 23, 2021.
Our board of directors, or a duly authorized committee of our board of directors, or the administrator, administers the 2013 Plan. The administrator also has the authority to amend and rescind rules and regulations relating to the 2013 Plan or terminate the 2013 Plan at any time before the date of expiration of its ten-year term.
The 2013 Plan provides for the grant of equity-based incentive awards to our employees, directors, office holders, and consultants in order to incentivize them to increase their efforts on behalf of the Company and to promote the success of the Company’s business. We no longer grant any awards under the 2013 Plan, though awards granted before our initial public offering, or the IPO, under the 2013 Plan remain outstanding and are governed by the 2013 Plan.
As of December 31, 2021, there were 26,460,287 ordinary shares reserved and available for issuance upon the exercise or settlement of outstanding awards under the 2013 Plan including its U.S. Sub-Plan.
The 2013 Plan provides for granting awards under the Israeli tax regime, including, without limitation, in compliance with Section 102, or Section 102, of the Israeli Income Tax Ordinance (New Version), 5721-1961, or the Ordinance, and Section 3(i) of the Ordinance.
Section 102 of the Ordinance allows employees, directors and officers who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. Our non-employee consultants and controlling shareholders who are considered Israeli residents may only be granted options under Section 3(i) of the Ordinance, which does not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the participants and also includes an additional alternative for the issuance of options or shares directly to the participant. Section 102(b)(2) of the Ordinance, the most favorable tax treatment for the participant, permits the issuance to a trustee under the “capital gain track.”
Amended and Restated U.S. Sub-Plan to the 2013 Equity Plan
The U.S. Sub-Plan to the 2013 Plan, or the “U.S. Sub-Plan,” was adopted by our board of directors on July 13, 2013 and amended and restated on February 23, 2021. The U.S. Sub-Plan is to be read as a continuation of the 2013 Plan that only modifies awards granted to participants who are United States residents, United States taxpayers, or those persons who are or could be deemed to be United States taxpayers as determined by the administrator.
The U.S. Sub-Plan provides for granting awards to our employees, consultants, and directors. Awards granted pursuant to the U.S. Sub-Plan to participants in the United States shall be exempt from or comply with Section 409A of the Code. An incentive stock option within the meaning of Section 422(b) of the Code, may be granted only to a person who, on the effective date of grant, is an employee. Any person who is not an employee on the effective date of the grant may be granted only a nonstatutory stock option.
2021 Share Incentive Plan
We adopted the 2021 Share Incentive Plan, or the 2021 Plan, immediately prior our IPO. The 2021 Plan provides for the grant of equity-based incentive awards to our employees, directors, office holders, service providers and consultants in order to incentivize them to increase their efforts on behalf of the Company and to promote the success of the Company’s business. The 2021 Plan is administered by our board of directors, which has the authority to amend and rescind rules and regulations relating to the 2021 Plan or terminate the 2021 Plan at any time before the expiration of its ten year term, as well as to approve the conversion, substitution, cancellation or suspension under and in accordance with the 2021 Plan of any or all option awards or Class A ordinary shares, and the authority to modify the option awards to eligible individuals who are foreign nationals or are individuals who are employed outside of Israel to recognize differences in local law, tax policy or custom, in order to effectuate the purposes of the 2021 Plan but without amending the 2021 Plan.

The maximum number of Class A ordinary shares available for issuance under the 2021 Plan is equal to the sum of (i) 13,951,037 Class A ordinary shares, (ii) any shares subject to awards under the 2013 Plan which have expired, or were cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares or became unexercisable without having been exercised and (iii) an annual increase on the first day of each year beginning in 2022 and on January 1st of each calendar year thereafter during the term of the 2021 Plan, equal to the lesser of (A) 5% of the outstanding Class A ordinary shares of the Company on the last day of the immediately preceding calendar year, on a fully diluted and as converted basis; and (B) such amount as determined by our board of directors if so determined prior to January 1 of a calendar year, provided that no more than 13,951,037 Class A ordinary shares may be issued upon the exercise of Incentive Stock Options. If permitted by our board of directors, shares tendered to pay the exercise price or withholding tax obligations with respect to an award granted under the 2021 Plan or the 2013 Plan may again be available for issuance under the 2021 Plan. Our board of directors may also reduce the number of Class A ordinary shares reserved and available for issuance under the 2021 Plan in its discretion. As of December 31, 2021, a total of 150,000 options to purchase ordinary shares, with a weighted average exercise price of $0.0003 per share and 686,585 restricted share units were outstanding under the 2021 Plan. As of December 31, 2021, 13,442,554 ordinary shares were available for future issuance under the 2021 Plan.
The 2021 Plan provides for granting awards under various tax regimes, including, without limitation, in compliance with Section 102 or Section 3(i) of the Ordinance, and for awards granted to our United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes, Section 422 of the Code and Section 409A of the Code.
The 2021 Plan provides for the grant of stock options (including incentive stock options and non-qualified stock options), Class A ordinary shares, restricted shares, RSUs, stock appreciation rights and other share-based awards.
Options granted under the 2021 Plan to the Company employees who are U.S. residents may qualify as “incentive stock options” within the meaning of Section 422 of the Code, or may be non-qualified stock options. The exercise price of an option may not be less than the par value of the shares (if the shares bear a par value) for which such option is exercisable. The exercise price of an Incentive Stock Option may not be less than 100% of the fair market value of the underlying share on the date of grant or such other amount as may be required pursuant to the Code, and in the case of Incentive Stock Options granted to ten percent shareholders, not less than 110%.
2021 Employee Share Purchase Plan
We adopted the 2021 Employee Share Purchase Plan, or ESPP, immediately prior to our IPO. However, through the date hereof we have not effected any offering under the ESPP. The ESPP is comprised of two distinct components: (1) the component intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Code (the “Section 423 Component”) and (2) the component not intended to be tax qualified under Section 423 of the Code to facilitate participation for employees who are not eligible to benefit from favorable U.S. federal tax treatment and, to the extent applicable, to provide flexibility to comply with non-U.S. law and other considerations (the “Non-Section 423 Component”).
A total of 3,742,961 Class A ordinary shares are available for sale under the ESPP, subject to adjustment as provided for in the ESPP. In addition, on the first day of each fiscal year beginning on January 1, 2022 and ending on and including January 1, 2031, such pool of Class A ordinary shares shall be increased by that number of our Class A ordinary shares equal to the lesser of: (i) 1% of the outstanding Class A ordinary shares as of the last day of the immediately preceding fiscal year, determined on a fully diluted as-converted basis; or (ii) such other amount as our board of directors may determine.

In no event will more than 3,742,961 Class A ordinary shares be available for issuance under the Section 423 Component.
Unless otherwise determined by our board of directors, the compensation committee of our board of directors will administer the ESPP and has the authority to interpret the terms of the ESPP and determine eligibility under the ESPP and applicable law.
Participation in the Section 423 Component may be limited in the terms of any offering to employees of the Company and any of its designated subsidiaries (a) who customarily work 20 hours or more per week, (b) whose customary employment is for more than five months per calendar year and (c) who satisfy the procedural enrollment and other requirements set forth in the ESPP. Under the Section 423 Component, designated subsidiaries include any subsidiary (within the meaning of Section 424(f) of the Code) of the Company that has been designated by our board of directors or the compensation committee as eligible to participate in the ESPP (and if an entity does not so qualify within the meaning of Section 424(f) of the Code, it shall automatically be deemed to be a designated subsidiary in the Non-Section 423 Component). In addition, with respect to the Non-Section 423 Component, designated subsidiaries may include any corporate or noncorporate entity in which the Company has a direct or indirect equity interest or significant business relationship. Under the Section 423 Component, no employee may be granted a purchase right if, immediately after the purchase right is granted, the employee would own (or, under applicable statutory attribution rules, would be deemed to own) shares possessing 5% or more of the total combined voting power or value of all classes of shares of the Company or any of its subsidiaries. In addition, in order to facilitate participation in the ESPP, the compensation committee may provide for such special terms applicable to participants who are citizens or residents of a non-U.S. jurisdiction, or who are employed by a designated subsidiary outside of the U.S., as the compensation committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Except as permitted by Section 423 of the Code, with respect to the Section 423 Component, such special terms may not be more favorable than the terms of rights granted under the Section 423 Component to eligible employees who are residents of the United States.
C. Board Practices
Corporate Governance Practices
As an Israeli company, we are subject to various corporate governance requirements under the Companies Law. However, pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including the NYSE, may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules described below concerning the composition of the audit committee and compensation committee of the board of directors (other than the gender diversification rule under the Companies Law, which requires the appointment of a director from the other gender if at the time a director is appointed all members of the board of directors are of the same gender). In accordance with these regulations, we elected to “opt out” from those requirements of the Companies Law. Under these regulations, the exemptions from such Companies Law requirements will continue to be available to us so long as: (i) we do not have a “controlling shareholder” (as such term is defined under the Companies Law), (ii) our shares are traded on certain U.S. stock exchanges, including the NYSE, and (iii) we comply with the director independence requirements and the audit committee and compensation committee composition requirements under U.S. laws (including applicable rules of the NYSE) applicable to U.S. domestic issuers.
We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act). As a “foreign private issuer” we are permitted to comply with Israeli corporate governance practices instead of the corporate governance rules of the NYSE, provided that we disclose which requirements we are not following and the equivalent Israeli requirement.

Because we are a “foreign private issuer,” our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.
For more information regarding our corporate governance practices and “foreign private issuer” status, see Item 16G. “Corporate Governance.”
Board of Directors
Under the Companies Law and our amended and restated articles of association, our business and affairs are managed under the direction of our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management. Our Chief Executive Officer (referred to as a “general manager” under the Companies Law) is responsible for our day-to-day management. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by the Chief Executive Officer, subject to applicable corporate approvals, and are subject to the terms of any applicable employment or consulting agreements that we may enter into with them.
Under our amended and restated articles of association, the number of directors on our board of directors is no less than three and no more than eleven directors divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election. Therefore, beginning with the annual general meeting in 2022, each year the term of office of only one class of directors will expire.
Our directors are divided among the three classes as follows:
•the Class 1 directors are Aaron Mankovski and Erez Shachar, and their terms expire at the annual meeting of shareholders to be held in 2022;
•the Class II directors are Assaf Feldman and Tanzeen Syed, and their terms expire at our annual meeting of shareholders to be held in 2023; and
•the Class III directors are Eido Gal, Eyal Kishon, and Jennifer Ceran, and their terms expire at our annual meeting of shareholders to be held in 2024.
Pursuant to our amended and restated articles of association, our directors are appointed by a simple majority vote of holders of our ordinary shares, participating and voting at an annual general meeting of our shareholders. Holders of our Class A ordinary shares and Class B ordinary shares will vote together as a single class on the election of directors, with each Class A ordinary share entitled to one vote per share, and each Class B ordinary share entitled to ten votes per share. However, in the event of a contested election, (i) the method of calculation of the votes and the manner in which the resolutions will be presented to our shareholders at the general meeting shall be determined by our board of directors in its discretion, and (ii) in the event that our board of directors does not or is unable to make a determination on such matter, then the directors will be elected by a plurality of the voting power represented at the general meeting in person or by proxy and voting on the election of directors. Each director will hold office until the annual general meeting of our shareholders for the year in which such director’s term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless such director is removed from office as described below.

Each director will hold office until the annual general meeting of our shareholders for the year in which such director’s term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless such director is removed from office as described below.
Under our amended and restated articles of association, the approval of the holders of at least 65% of the total voting power of our shareholders is generally required to remove any of our directors from office or amend the provision requiring the approval of at least 65% of the total voting power of our shareholders to remove any of our directors from office. In addition, vacancies on our board of directors may only be filled by a vote of a simple majority of the directors then in office. A director so appointed will hold office until the next annual general meeting of our shareholders for the election of the class of directors in respect of which the vacancy was created. In the case of a vacancy due to the number of directors being less than the maximum number of directors stated in our amended and restated articles of association, the new director filling the vacancy will serve until the next annual general meeting of our shareholders for the election of the class of directors to which such director was assigned by our board of directors.
Chairperson of the Board of Directors
Our amended and restated articles of association provide that the Chairperson of the board of directors is appointed by the members of the board of directors from among them. Under the Companies Law, the chief executive officer of a public company, or a relative of the chief executive officer, may not serve as the chairperson of the board of directors, and the chairperson of the board of directors, or a relative of the chairperson, may not be vested with authorities of the chief executive officer unless approved by a special majority of the company’s shareholders.
The shareholders’ approval can be effective for a period of five years following the IPO, and subsequently, for additional periods of up to three years.
In addition, a person who is subordinated, directly or indirectly, to the chief executive officer may not serve as the chairperson of the board of directors, the chairperson of the board of directors may not be vested with authorities that are granted to persons who are subordinated to the chief executive officer and the chairperson of the board of directors may not serve in any other position in the Company or in a controlled subsidiary, but may serve as a director or chairperson of a controlled subsidiary.
During a special and annual general meeting of our shareholders held on July 15, 2021, our shareholders approved the appointment of Eido Gal as Chairperson of our board of directors in addition to his role as our Chief Executive Officer. According to the Companies Law and the regulations promulgated thereunder, such appointment is valid for an initial term of five years from the closing of our IPO. Following such initial term, each renewal of the appointment of our Chief Executive Officer as Chairperson of the board of directors will be subject to the shareholder approval described above and will be limited to a three-year term.
Lead Independent Director
For as long as the Chairperson of our board of directors is a member of our management or is otherwise not independent pursuant to the NYSE rules, our board of directors may appoint a Lead Independent Director. The Lead Independent Director responsibilities include:
•presiding over all meetings of the board of directors at which the Chairperson of the Board is not present;
•approving board of director meeting schedules and agendas; and
•acting as the liaison between the independent directors and the Chief Executive Officer and Chair of the board of directors.

As Eido Gal is currently our Chief Executive Officer and Chairperson of the Board of Directors, the members of our board of directors elected Eyal Kishon to be the Lead Independent Director.
External Directors
Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on the NYSE, are required to appoint at least two external directors. Pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including the NYSE, which do not have a “controlling shareholder,” may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors. In accordance with these regulations, we have elected to “opt out” from the Companies Law requirement to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of our board of directors.
Committees of our Board of Directors
Our board has three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. Each of these committees is governed by a charter that is consistent with applicable SEC and NYSE corporate governance rules and is available on our investor relations website at http://ir.riskified.com. The information contained on our website is not incorporated by reference in this Annual Report.
Audit Committee
Companies Law Requirements
Under the Companies Law, the board of directors of a public company must appoint an audit committee.
Listing Requirements
Under the corporate governance rules of the NYSE, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.
Our audit committee consists of Jennifer Ceran, Tanzeen Syed and Erez Shachar. Jennifer Ceran serves as the chairperson of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of the NYSE. Our board of directors has determined that Jennifer Ceran is an “audit committee financial expert” as defined by the SEC rules and has the requisite financial experience as defined by the corporate governance rules of the NYSE.
Our board of directors has determined that each member of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act which is different from the general test for independence of board and committee members.
Audit Committee Role
Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee, which are consistent with the Companies Law, the SEC rules and the corporate governance rules of the NYSE and include:
•retaining and terminating our independent auditors, subject to ratification by our board of directors, and in the case of retention, to ratification by the shareholders;

•pre-approving audit and non-audit services to be provided by the independent auditors and related fees and terms;
•overseeing the accounting and financial reporting processes of the Company and audits of our consolidated financial statements, the effectiveness of our internal controls over financial reporting and making such reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;
•reviewing with management and our independent auditor our annual and quarterly consolidated financial statements prior to publication or filing (or submission, as the case may be) to the SEC;
•recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Companies Law as well as approving the yearly or periodic work plan proposed by the internal auditor;
•evaluating the Company’s compliance with applicable regulatory and legal requirements and overseeing management’s measures and actions to mitigate any potential noncompliance with such requirements;
•identifying irregularities in our business administration, inter alia, by consulting with the internal auditor, and suggesting corrective measures to the board of directors;
•reviewing policies and procedures with respect to transactions (other than transactions related to the compensation or terms of services) between the Company and officers and directors, or affiliates of officers or directors, or transactions that are not in the ordinary course of the Company’s business and deciding whether to approve such acts and transactions if so required under the Companies Law; and
•establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.
Compensation Committee
Companies Law Requirements
Under the Companies Law, the board of directors of a public company must appoint a compensation committee.
Listing Requirements
Under the corporate governance rules of the NYSE, we are required to maintain a compensation committee consisting of at least two independent directors.
Our compensation committee consists of Eyal Kishon, Tanzeen Syed, and Erez Shachar. Eyal Kishon serves as chairperson of the committee. Our board of directors has determined that each member of our compensation committee is independent under the corporate governance rules of the NYSE, including the additional independence requirements applicable to the members of a compensation committee.
Compensation Committee Role
In accordance with the Companies Law, the roles of the compensation committee are, among others, as follows:
•making recommendations to our board of directors with respect to the approval of the compensation policy for office holders and, once every three years, regarding any extensions to a compensation policy that was adopted for a period of more than three years;

•reviewing the implementation of the compensation policy and periodically making recommendations to our board of directors with respect to any amendments or updates of the compensation policy;
•resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders; and
•exempting, under certain circumstances, a transaction with our Chief Executive Officer from the approval of our shareholders
An office holder is defined in the Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, and any other manager directly subordinate to the general manager. Each person listed in the table under “Directors, Senior Management and Employees —Directors and Executive Officers” is an office holder under the Companies Law.
Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee, which are consistent with the corporate governance rules of the NYSE and include among others:
•recommending to our board of directors for its approval a compensation policy in accordance with the requirements of the Companies Law as well as other compensation policies, incentive-based compensation plans and equity-based compensation plans, and overseeing the development and implementation of such policies and recommending to our board of directors any amendments or modifications the committee deems appropriate, including as required under the Companies Law;
•reviewing and approving the granting of options and other incentive awards to our Chief Executive Officer and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, including evaluating their performance in light of such goals and objectives;
•approving and exempting certain transactions regarding office holders’ compensation pursuant to the Companies Law; and
•administering our equity-based compensation plans, including, without limitation, approving the adoption of such plans, amending and interpreting such plans and the awards and agreements issued pursuant thereto, and making awards to eligible persons under the plans and determining the terms of such awards.
Compensation Policy under the Companies Law
In general, under the Companies Law, a public company must have a compensation policy approved by the board of directors after receiving and considering the recommendations of the compensation committee. In addition, our compensation policy must be approved at least once every three years, first, by our board of directors, upon recommendation of our compensation committee, and second, by a simple majority of the ordinary shares present, in person or by proxy, and voting (excluding abstentions) at a general meeting of shareholders, provided that either:
•such majority includes at least a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have personal interest in such compensation policy; or
•the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation policy and who vote against the policy does not exceed two percent (2%) of the aggregate voting rights in the Company.

Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee and then the board of directors decide, on the basis of detailed grounds and after discussing again the compensation policy, that approval of the compensation policy, despite the objection of shareholders, is for the benefit of the company.
If a company that initially offers its securities to the public, like us, adopts a compensation policy in advance of its initial public offering, and describes it in its prospectus for such offering, then such compensation policy shall be deemed a validly adopted policy in accordance with the Companies Law requirements described above. Furthermore, if the compensation policy is established in accordance with the aforementioned relief, then it will remain in effect for a term of five years from the date such company becomes a public company.
The compensation policy must be based on certain considerations, include certain provisions and reference certain matters as set forth in the Companies Law. The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must be determined and later reevaluated according to certain factors, including: the advancement of the company’s objectives, business plan and long-term strategy; the creation of appropriate incentives for office holders, while considering, among other things, the company’s risk management policy; the size and the nature of the company’s operations; and with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and according to the position of the office holder. The compensation policy must furthermore consider the following additional factors:
•the education, skills, experience, expertise and accomplishments of the relevant office holder;
•the office holder’s position and responsibilities;
•prior compensation agreements with the office holder;
•the ratio between the cost of the terms of employment of an office holder and the cost of the employment of the other employees of the company, including employees employed through contractors who provide services to the company, in particular the ratio between such cost to the average and median salary of such employees of the company, as well as the impact of disparities between them on the work relationships in the company;
•if the terms of employment include variable components - the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and
•if the terms of employment include severance compensation - the term of employment or office of the office holder, the terms of the office holder’s compensation during such period, the company’s performance during such period, the office holder’s individual contribution to the achievement of the company’s goals and the maximization of its profits and the circumstances under which he or she is leaving the company.
The compensation policy must also include, among other things:
•with regards to variable components:
▪with the exception of office holders who report to the chief executive officer, a means of determining the variable components on the basis of long-term performance and measurable criteria; provided that the Company may determine that an immaterial part of the variable components of the compensation package of an office holder shall be awarded based on non-measurable criteria, or if such amount is not higher than three months’ salary per annum, taking into account such office holder’s contribution to the company; and
▪the ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their payment, or in the case of equity-based compensation, at the time of grant.
•a clawback provision under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of the office holder’s terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements;
•the minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and
•a limit to retirement grants.
Our compensation policy, which became effective immediately prior to the closing of the IPO, is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of our executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.
Our compensation policy also addresses our executive officers’ individual characteristics (such as their respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievements, such as outstanding personal achievement, outstanding personal effort or outstanding company performance), equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary.
An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to our executive officers other than our Chief Executive Officer will be based on performance objectives and a discretionary evaluation of the executive officer’s overall performance by our Chief Executive Officer and subject to minimum thresholds. The annual cash bonus that may be granted to executive officers other than our Chief Executive Officer may alternatively be based entirely on a discretionary evaluation. Furthermore, our Chief Executive Officer will be entitled to approve performance objectives for executive officers who report to him.
The measurable performance objectives of our Chief Executive Officer will be determined annually by our compensation committee and board of directors. A non-material portion of the Chief Executive Officer’s annual cash bonus, as provided in our compensation policy, may be based on a discretionary evaluation of the Chief Executive Officer’s overall performance by the compensation committee and the board of directors.
The equity-based compensation under our compensation policy for our executive officers (including members of our board of directors) is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. Our compensation policy provides for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares and restricted share units, in accordance with our equity incentive plan then in place. All equity-based incentives granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers. The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.
In addition, our compensation policy contains compensation recovery provisions which allow us under certain conditions to recover bonuses paid in excess, enable our Chief Executive Officer to approve an immaterial change in the terms of employment of an executive officer who reports directly to him (provided that the changes of the terms of employment are in accordance with our compensation policy) and allow us to exculpate, indemnify and insure our executive officers and directors to the maximum extent permitted by Israeli law subject to certain limitations set forth therein.
Our compensation policy also provides for compensation to the members of our board of directors as follows: (i) to the external directors, if elected, in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time, and (ii) to the non-employee directors, in accordance with the amounts determined in our compensation policy.
Our compensation policy was approved by our board of directors and shareholders and became effective upon the closing of our IPO.
Nominating and Governance Committee
Our nominating and governance committee consists of Aaron Mankovski, Eyal Kishon, and Jennifer Ceran. Aaron Mankovski serves as chairperson of the committee. Our board of directors has adopted a nominating and governance committee charter setting forth the responsibilities of the committee, which includes:
•overseeing and assisting our board in reviewing and recommending nominees for election as directors;
•assessing the performance of the members of our board; and
•establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board a set of corporate governance guidelines applicable to our business.
Internal Auditor
Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the Company or (iii) any person who serves as a director or as chief executive officer of the company.

As of December 31, 2021, Ms. Sharon Cohen, CPA from Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, is acting as our internal auditor.
Approval of Related Party Transactions under Israeli Law
Fiduciary Duties of Directors and Executive Officers
The Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, a director and any other manager directly subordinate to the general manager. Each person listed in the table under “Directors, Senior Management and Employees —Directors and Executive Officers” is an office holder under the Companies Law.
An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes, among other things, a duty to use reasonable means, in light of the circumstances, to obtain:
•information on the business advisability of a given action brought for his, her or its approval or performed by virtue of his, her or its position; and
•all other important information pertaining to such action.
The duty of loyalty requires that an office holder act in good faith and in the best interests of the company, and includes, among other things, the duty to:
•refrain from any act involving a conflict of interest between the performance of his, her or its duties in the company and his, her or its other duties or personal affairs;
•refrain from any activity that is competitive with the business of the company;
•refrain from exploiting any business opportunity of the company for the purpose of gaining a personal advantage for himself, herself or itself or others; and
•disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his, her or its position as an office holder.
Under the Companies Law, a company may approve an act specified above which would otherwise constitute a breach of the office holder’s fiduciary duty, provided that the office holder acted in good faith, neither the act nor its approval harms the Company and the office holder discloses his, her or its personal interest a sufficient time before the approval of such act. Any such approval is subject to the terms of the Companies Law setting forth, among other things, the appropriate bodies of the Company required to provide such approval and the methods of obtaining such approval.
Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions
The Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that such office holder may have and all related material information known to such office holder concerning any existing or proposed transaction with the company. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which such person has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from one’s ownership of shares in the company. A personal interest includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to the officer holder’s vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter.
If it is determined that an office holder has a personal interest in a non-extraordinary transaction, meaning any transaction that is in the ordinary course of business, on market terms or that is not likely to have a material impact on the company’s profitability, assets or liabilities, approval by the board of directors is required for the transaction unless the company’s articles of association provide for a different method of approval. Any such transaction that is adverse to the company’s interests may not be approved by the board of directors.
Our amended and restated articles of association provide that for non-extraordinary interested party transactions, the board of directors may delegate its approval, or may provide a general approval to certain types of non-extraordinary interested party transactions.
Approval first by the company’s audit committee and subsequently by the board of directors is required for an extraordinary transaction (meaning any transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities) in which an office holder has a personal interest.
A director and any other office holder who has a personal interest in a transaction which is considered at a meeting of the board of directors or the audit committee may generally (unless it is with respect to a transaction which is not an extraordinary transaction) not be present at such a meeting or vote on that matter unless a majority of the directors or members of the audit committee, as applicable, have a personal interest in the matter. If a majority of the members of the audit committee or the board of directors have a personal interest in the matter, then all of the directors may participate in deliberations of the audit committee or board of directors, as applicable, with respect to such transaction and vote on the approval thereof and, in such case, shareholder approval is also required.
Certain disclosure and approval requirements apply under Israeli law to certain transactions with controlling shareholders, certain transactions in which a controlling shareholder has a personal interest and certain arrangements regarding the terms of service or employment of a controlling shareholder. For these purposes, a controlling shareholder is any shareholder that has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder.
For a description of the approvals required under Israeli law for compensation arrangements of officers and directors, see “Item 6.B. Compensation.”
Shareholder Duties
Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power with respect to the Company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:
•an amendment to the company’s articles of association (in additional to the approval of our board of directors, as required pursuant to our amended and restated articles of association);
•an increase of the company’s authorized share capital;
•a merger; or
•interested party transactions that require shareholder approval.
In addition, a shareholder has a general duty to refrain from discriminating against other shareholders.

Certain shareholders also have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it has the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the Company or exercise any other rights available to it under the company’s articles of association with respect to the Company. The Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty of fairness.
Exculpation, Insurance and Indemnification of Office Holders
Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the Company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association include such a provision. An Israeli company may not exculpate a director from liability arising out of a prohibited dividend or distribution to shareholders.
An Israeli company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:
•a financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;
•reasonable litigation expenses, including legal fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction;
•reasonable litigation expenses, including legal fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent; and
•expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or certain compensation payments made to an injured party imposed on an office holder by an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law.
An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:
•a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
•a breach of the duty of care to the company or to a third-party, including a breach arising out of the negligent conduct of the office holder;

•a financial liability imposed on the office holder in favor of a third-party;
•a financial liability imposed on the office holder in favor of a third-party harmed by a breach in an administrative proceeding; and
•expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her, pursuant to certain provisions of the Israeli Securities Law.
An Israeli company may not indemnify or insure an office holder against any of the following:
•a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
•a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;
•an act or omission committed with intent to derive illegal personal benefit; or
•a fine, monetary sanction or forfeit levied against the office holder.
Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors (and, with respect to directors and the chief executive officer, by the shareholders). However, under regulations promulgated under the Companies Law, the insurance of office holders shall not require shareholder approval and may be approved by only the compensation committee if the engagement terms are determined in accordance with the company’s compensation policy, which was approved by the shareholders by the same special majority required to approve a compensation policy, provided that the insurance policy is on market terms and the insurance policy is not likely to materially impact the company’s profitability, assets or obligations.
Our amended and restated articles of association allow us to exculpate, indemnify and insure our office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder. Our office holders are currently covered by a directors and officers’ liability insurance policy.
We have entered into agreements with each of our directors and executive officers exculpating them in advance, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.
The maximum indemnification amount set forth in such agreements is limited to an amount equal to the higher of $300,000,000, 25% of our total shareholders’ equity (deficit) as reflected in our most recent consolidated financial statements prior to the date on which the indemnity payment is made (other than indemnification for an offering of securities to the public, including by a shareholder in a secondary offering, in which case the maximum indemnification amount is limited to the gross proceeds raised by us and/or any selling shareholder in such public offering) and 10% of our total market cap calculated based on the average closing price our Class A ordinary shares over the 30 trading days prior to the actual payment, multiplied by the total number of our issued and outstanding shares as of the date of the payment (other than indemnification for an offering of securities to the public, including by a shareholder in a secondary offering, in which case the maximum indemnification amount is limited to the gross proceeds raised by us and/or any selling shareholder in such public offering). The maximum amount set forth in such agreements is in addition to any amount paid (if paid) under insurance and/or by a third party pursuant to an indemnification arrangement.

In the opinion of the SEC, indemnification of directors and office holders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.
D. Employees
As of December 31, 2021, we had 768 employees worldwide, including 289 in research and development (an increase from 580 employees, including 212 in research and development, as of December 31, 2020). Of these employees, 715 are full-time employees and 53 are part-time employees. 555 of our employees are in Israel, 188 are in the United States, 12 are in Shanghai, People’s Republic of China, and 6 are in the United Kingdom. As of December 31, 2021, we also engaged the services of 7 contractors through a third-party professional employer organization in Mexico, Brazil, Italy, and Australia.
With respect to our Israeli employees, Israeli labor laws govern the length of the workday and work week, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, convalescence, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment. Subject to certain exceptions, Israeli law generally requires severance pay upon the retirement, death or dismissal of an employee, without due cause, and requires us and our employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Pursuant to Section 14 of the Israeli Severance Pay Law, 5723-1963, or Section 14, our employees in Israel, including executive officers and other key employees based in Israel, are entitled to monthly deposits, at a rate of 8.33% of their monthly salary, made in their name with insurance companies. Payments under Section 14 relieve us from any of the aforementioned future severance payment obligations with respect to those employees and, as such, we may only utilize the insurance policies for the purpose of disbursement of severance pay. As a result, we do not recognize an asset nor liability for these employees.
None of our employees work under any collective bargaining agreements. Extension orders issued by the Israeli Ministry of Economy and Industry apply to us and affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation pay, travel expenses and pension rights.
We have never experienced labor-related work stoppages or strikes and believe that our relations with our employees are satisfactory.
E. Share Ownership
For information regarding the share ownership of directors and officers, see Item 7.A. “Major Shareholders and Related Party Transactions — Major Shareholders.” For information regarding our equity incentive plans, see Item 6.B. “Director, Senior Management and Employees — Compensation — Equity Incentive Plans.”
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our shares as of January 31, 2022 by:
•each person or entity known by us to own beneficially more than 5% of our outstanding shares;
•each of our directors and executive officers individually; and
•all of our executive officers and directors as a group.
For further information regarding material transactions between us and our major shareholders, see Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions.”

The number of ordinary shares beneficially owned by each entity, person or director is determined in accordance with the SEC rules, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which a person has sole or shared voting power or investment power, or the right to receive economic benefit of ownership, as well as any ordinary shares subject to options, RSUs, warrants or other rights that are currently exercisable or exercisable within 60 days of January 31, 2022.
The percentage of outstanding ordinary shares is computed on the basis of 164,332,956 ordinary shares outstanding as of January 31, 2022, which is comprised of 77,888,136 Class A ordinary shares outstanding and 86,444,820 Class B ordinary shares outstanding.
Unless otherwise noted below, each shareholder’s address is Europe House, Sderot Sha’ul HaMelech 37, Tel Aviv-Yafo, Israel.

	Class A Ordinary Shares		Class B Ordinary Shares (1)
Name of Beneficial Owner	Number	Percent	Number	Percent	Combined Voting Power (2)
Principal Shareholders
Genesis Partners (3)	10,279,312	13.2%	20,558,625	23.8%	22.9%
General Atlantic RK B.V. (4)	5,324,998	6.8%	10,649,996	12.3%	11.9%
Qumra Capital (5)	3,429,987	4.4%	6,859,974	7.9%	7.6%
Pitango Venture Capital (6)	3,081,912	4.0%	6,163,824	7.1%	6.9%
FMR LLC (7)	3,688,962	4.7%	5,547,166	6.4%	6.3%
The Phoenix Holdings Ltd. (8)	2,404,727	3.1%	4,390,524	5.1%	4.9%
Directors and Executive Officers
Eido Gal (9)	4,556,650	5.9%	9,113,300	10.5%	10.2%
Assaf Feldman (10)	4,356,650	5.6%	9,113,300	10.5%	10.1%
Erez Shachar (11)	—	*	—	—	*
Eyal Kishon (12)	—	*	—	—	*
Aaron Mankovski (13)	—	*	—	—	*
Tanzeen Syed (14)	—	*	—	—	*
Jennifer Ceran (15)	6,500	*	—	—	*
Aglika Dotcheva (16)	803,555	1.0%	—	—	*
Naama Ofek Arad (17)	420,560	*	—	—	*
Peter Elmgren (18)	156,273	*	—	—	*
All executive officers and directors as a group (10 persons) (19)	10,300,188	13.2%	18,226,600	21.1%	20.4%

*	Indicates beneficial ownership of less than 1%.
(1)	The Class B ordinary shares are convertible into Class A ordinary shares on a one-for-one basis, subject to customary conversion rate adjustments for share splits, share dividends and reclassifications. Beneficial ownership of Class B ordinary shares reflected in this table has not also been reflected as beneficial ownership of Class A ordinary shares for which such Class B ordinary shares may be converted.
(2)	The percentage represented under "Combined Voting Power" represents the voting power with respect to all of our Class A and Class B ordinary shares outstanding as of January 31, 2021, voting as a single class. Holders of our Class A ordinary shares are entitled to one vote per share, and holders of our Class B ordinary shares are entitled to ten votes per share.

(3)	Based on information reported on a Schedule 13G on February 9, 2022, Genesis Partners IV L.P. ("Genesis IV") has sole voting power and sole dispositive power over 28,695,225 Class A ordinary shares, which consists of (i) 9,565,075 Class A ordinary shares; and (ii) an additional 19,130,150 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares held by Genesis IV. G.P.R. S.P.V 2 ("GPR") has sole voting power and sole dispositive power over 2,142,711 Class A ordinary shares, which consists of (i) 714,237 Class A ordinary shares; and (ii) an additional 1,428,475 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares that are held by GPR. Genesis Partners IV Management ("Genesis Management") has shared voting power and shared dispositive power over all 30,837,936 Class A ordinary shares held by Genesis IV and GPR by virtue of its principals affiliation with GPR and by being the general partner of Genesis IV. Eyal Kishon has shared voting power and shared dispositive power over all 30,837,936 Class A ordinary shares held by Genesis IV and GPR by virtue of serving as the managing partner of Genesis Management. The business address of Genesis IV, GPR, Genesis Management and Eyal Kishon is 13 Basel Street, Herzliya, 4666013, Israel.
(4)	Based on information reported on a Schedule 13G on February 11, 2022, General Atlantic RK B.V. ("GA RK") has shared voting and dispositive power over 15,974,994 Class A ordinary shares, which consists of 5,324,998 Class A ordinary shares and 10,649,996 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares held by GA RK. GA RK is a wholly owned subsidiary of General Atlantic Coöperatief U.A. ("GA Coop UA"). General Atlantic Partners (Bermuda) IV, L.P ("GAP Bermuda IV"), General Atlantic Partners (Bermuda) EU, L.P. ("GAP Bermuda EU") and General Atlantic Coöperatief, L.P. ("GA Coop LP") (together, the "GA Funds") and GAP Coinvestments III, LLC ("GAPCO III"), GAP Coinvestments IV, LLC ("GAPCO IV"), GAP Coinvestments V, LLC ("GAPCO V") and GAP Coinvestments CDA, L.P. ("GAPCO CDA") (together, the "Sponsor Coinvestment Funds") share beneficial ownership of the shares held of record by GA RK. General Atlantic, L.P. ("GA LP") which is controlled by the Management Committee of GASC MGP, LLC (the "GA Management Committee"), is the managing member of GAPCO III, GAPCO IV and GAPCO V and the general partner of GAPCO CDA. The members that share beneficial ownership of the shares held by GA RK through GA Coop UA are the following GA Funds: GAP Bermuda IV, GAP Bermuda EU and GA Coop LP. The general partner of GAP Bermuda IV and GAP Bermuda EU is General Atlantic GenPar (Bermuda), L.P. ("Genpar Bermuda"). GAP (Bermuda) L.P. ("GAP Bermuda LP"), which is also controlled by the GA Management Committee, is the general partner of Genpar Bermuda and GA Coop LP. The members of the GA Management Committee are William E. Ford, Gabriel Caillaux, Andrew Crawford, Martin Escobari, Anton Levy, Sandeep Naik, E. Graves Tompkins, N. Robbert Vorhoff and Eric Zhang. The business address of GAP Bermuda IV, GAP Bermuda EU, GenPar Bermuda, and GAP (Bermuda) LP is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The address of GA Coop UA is Stadhouderskade 5 H, 1054ES, Amsterdam, The Netherlands. The address of GA LP and each of the Sponsor Coinvestment Funds is c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, NY 10055. Each of the members of the GA Management Committee disclaims ownership of the Class A ordinary shares set forth above, except to the extent that he has a pecuniary interest therein.
(5)	Based on information reported on a Schedule 13G on February 14, 2022, Qumra Capital I, L.P ("Qumra Capital LP") has sole voting and dispositive power over 6,431,211 Class A ordinary shares, which consists of (i) 2,143,737 Class A ordinary shares; and (ii) an additional 4,287,474 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held by Qumra Capital LP. Qumra Capital I Continuation Fund, L.P. ("Qumra Continuation LP") has sole voting and dispositive power over 3,858,750 Class A ordinary shares, which consists of (i) 1,286,250 Class A ordinary shares; and (ii) an additional 2,572,500 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held by Qumra Continuation LP. Qumra Capital GP I, L.P. ("Qumra Capital GP"), Qumra Capital Israel I Ltd. ("Qumra Capital GP GP"), Erez Shachar ("Erez Shachar") and Boaz Dinte ("Boaz Dinte") each share voting and dispositive power over 10,289,961 Class A ordinary shares, which consists of (i) 3,429,987 Class A ordinary shares; and (ii) an additional 6,859,974 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held by Qumra Capital LP and Qumra Continuation LP. Qumra Capital Serves as the general partner for each of Qumra Capital LP and Qumra Continuation LP. Qumra Capital GP GP serves as the general partner for Qumra Capital GP. Erez Shachar and Boaz Dinte each hold indirectly 50% of the outstanding equity interests of Qumra Capital GP GP and, therefore, possess ultimate shares voting and investment authority with respect to all Class A ordinary shares beneficially owned by the Qumra entities. The business address of each Qumra entity is c/o Qumra Capital, 4 Haneviim St., Tel-Aviv, Israel.
(6)	Based on information reported on a Schedule 13G on February 14, 2022, Pitango Growth Fund I, L.P. has sole voting and dispositive power over 9,063,825 Class A ordinary shares, which consists of (i) 3,021,275 Class A ordinary shares; and (ii) an additional 6,042,550 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held by Pitango Growth Fund I, L.P. Pitango Growth Principals Fund I, L.P. has sole voting and dispositive power over 181,911 Class A ordinary shares, which consists of (i) 60,637 Class A ordinary shares and (ii) an additional 121,274 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held, in the aggregate, by, Pitango Growth Fund I, L.P. and Pitango Growth Principals Fund I, L.P.. Pitango G.E. Fund I, L.P. has shared voting and dispositive power over 9,245,736 Class A ordinary shares, which consists of 3,081,912 Class A ordinary shares; and (ii) an additional 6,163,824 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held in the aggregate, by Pitango Growth Fund I, L.P. and Pitango Growth Principals Fund I, L.P., for each of which Pitango G.E. Fund I, L.P. serves as the sole general partner. The partners of Pitango G.E. Fund I, L.P. are one individual and eight private companies that are ech owned by one of the following individuals - Rami Beracha, Ayal Itzkovitz, Eyal Niv, Ittai Harel, Rami Kalish, Aaron Mankovski, Chemi Peres and Zeev Binman (the "Pitango Principals"). The Pitango Principals may therefore be deemed to possess shared voting and dispositive power with respect to all Class A ordinary shares and Class B ordinary shares held by the Pitango entities. The business address of each Pitango entity is 11 HaMenofim St., Building B, Herzliya, 4672562, Israel.
(7)	Based on information reported on a Schedule 13G/A filed on February 9, 2022, FMR LLC has sole voting power over 2,403,190 Class A ordinary shares and sole dispositive power over 9,236,128 Class A ordinary shares. Abigail P. Johnson has sole dispositive power over 9,236,128 Class A ordinary shares. 5,547,166 of the Class A ordinary shares held by FMR LLC and Abigail P. Johnson are issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held by investment companies advised by Fidelity Management & Research Company LLC, Fidelity Institutional Asset Management Trust Company, and Fidelity Management Trust Company, indirect wholly-owned subsidiaries of FMR LLC. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act ("Fidelity Funds") advised by Fidelity Management & Research Company LLC ("FMR Co. LLC"), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds' Boards of Trustees. FMR Co. LLC carries out the voting of the shares under written guidelines established by the Fidelity Funds' Boards of Trustees. The business address of FMR LLC and Abigail P. Johnson is 245 Summer Street, Boston, Massachusetts 02210.
(8)	Based on information reported on a Schedule 13G filed on February 7, 2022, The Phoenix Holdings Ltd. ("Phoenix Holdings") has shared voting power over 6,795,251 Class A ordinary shares and shared dispositive power of 6,795,251 of our Class A ordinary shares. The Class A ordinary shares reported by Phoenix Holdings are beneficially owned by various direct and indirect, majority or wholly-owned subsidiaries of Phoenix Holdings (the "Subsidiaries"). The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The business address of The Phoenix Holdings Ltd. is Derech Hashalon 53, Givataim, 53454, Israel.
(9)	Consists of 4,556,650 Class A ordinary shares and 9,113,300 Class B ordinary shares held directly by Mr. Gal.

(10)	Represents 4,356,650 Class A ordinary shares and 9,113,300 Class B ordinary shares, which consists of (i) 1,167,100 Class A ordinary shares and 2,734,200 Class B ordinary shares held directly by Mr. Feldman, and (ii) 3,189,550 Class A ordinary shares and 6,379,100 Class B ordinary shares held by Sundance NYC Holdings LLC. Mr. Feldman has shared voting power over the Class A ordinary shares and Class B ordinary shares held by Sundance NYC Holdings LLC.
(11)	Mr. Shachar holds no shares directly. Mr. Shachar is a Managing Partner at Qumra Capital, which manages funds that collectively own Class A ordinary shares and Class B ordinary shares. See note 5 above. Mr. Shachar disclaims beneficial ownership of the ordinary shares held by Qumra Capital, except to the extent of his pecuniary interest, if any, in such ordinary shares by virtue of his interest in Qumra Capital and his indirect limited partnership interest in Qumra Capital.
(12)	Mr. Kishon holds no shares directly. Mr. Kishon is a Managing Partner at Genesis Partners, which manages funds that collectively own ordinary shares. See note 3 above. Mr. Kishon disclaims beneficial ownership of the ordinary shares held by Genesis Partners, except to the extent of his pecuniary interest, if any, in such ordinary shares by virtue of his interest in Genesis Partners and his indirect limited partnership interest in Genesis Partners.
(13)	Mr. Mankovski holds no shares directly. Mr. Mankovski is a Managing Partner at Pitango Venture Capital, which manages funds that collectively own ordinary shares. See note 6 above. Mr. Mankovski disclaims beneficial ownership of the ordinary shares held by Pitango Venture Capital, except to the extent of his pecuniary interest, if any, in such ordinary shares by virtue of his interest in Pitango Venture Capital and his indirect limited partnership interest in Pitango Venture Capital.
(14)	Mr. Syed holds no shares directly. Mr. Syed is a Managing Director at General Atlantic RK B.V., which manages funds that collectively own ordinary shares. See note 4 above. Mr. Syed disclaims beneficial ownership of the ordinary shares held by General Atlantic RK B.V., except to the extent of his pecuniary interest, if any, in such ordinary shares by virtue of his interest in General Atlantic RK B.V. and his indirect limited partnership interest in General Atlantic RK B.V.
(15)	Represents for Ms. Ceran, 6,500 Class A ordinary shares underlying RSUs that are currently vested or that will vest within sixty days of January 31, 2022.
(16)	Represents for Ms. Dotcheva, (a) 117,336 Class A ordinary shares and (b) 686,219 Class A ordinary shares underlying options that are currently vested and exercisable or that vest and become exercisable within sixty days of January 31, 2022.
(17)	Represents for Ms. Ofek Arad, 420,560 Class A ordinary shares underlying options that are currently vested and exercisable or that will vest and become exercisable within sixty days of January 31, 2022.
(18)	Represents for Mr. Elmgren, 156,273 Class A ordinary shares underlying RSUs that are currently vested or that will vest within sixty days of January 31, 2022.
(19)	Includes 1,269,552 Class A ordinary shares underlying options and RSUs that are, as applicable, currently vested and exercisable or that will vest within sixty days of January 31, 2022.
Registered Holders
As of January 31, 2022, our Class A ordinary shares were held by 107 record holders and our Class B ordinary shares were held by 41 record holders. Based on a review of the information provided to us by our transfer agent, (a) 51 record holders, including Cede & Co., the nominee of The Depository Trust Company, holding approximately 60.7% of our outstanding Class A ordinary shares held of record, were residents of the United States, and (b) 21 record holders, holding approximately 32.6% of our outstanding Class B ordinary shares held of record, were residents of the United States.
Significant Changes in Ownership
To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder during the past three years.
Voting Rights
Neither our major shareholders nor our directors and executive officers will have different or special voting rights with respect to their ordinary shares, except that each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is be entitled to ten votes per share. For additional information about our dual class structure, see Exhibit 2.2 to this Annual Report, which is incorporated by reference herein.
Change in Control Arrangements
We are not aware of any arrangement that may at a subsequent date, result in a change of control of the Company.
B. Related Party Transactions
Our policy is to enter into transactions with related parties on terms that, on the whole, are no more or less favorable than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred. The following includes, among other information, a description of related party transactions, as defined under Item 7.B of Form 20-F, since January 1, 2021.
Rights of Appointment - Pre-IPO
Our current board of directors consists of seven directors. Pursuant to our articles of association in effect prior to the IPO, certain of our shareholders had rights to appoint members of our board of directors and observers to our board of directors.
All rights to appoint directors and observers terminated upon the closing of our IPO, although currently serving directors who were appointed prior to our IPO continue to serve pursuant to their appointment until the annual meeting of shareholders at which the term of their class of director expires.
We are not a party to, and are not aware of, any voting agreements among our shareholders.
Registration Rights
Our amended and restated investors’ rights agreement entitles certain of our shareholders to certain registration rights with respect to the registrable securities held by them. In accordance with this agreement, and subject to conditions listed below, the following entities which are affiliates under U.S. securities laws are among those entitled to registration rights under the agreement: entities affiliated with each of Genesis Partners, General Atlantic, Pitango, Qumra and Fidelity Management & Research Company, as well as our Chief Executive Officer (and individuals and entities affiliated with our Chief Executive Officer), and our Chief Technology Officer.
Form F-1 Demand Rights
At any time following the expiration or waiver of the lock-up imposed by the underwriters in connection with our IPO, the holders of at least 30% of the registrable securities then outstanding may request that we register all or a portion of their shares. Following the receipt of such request, we are required to give notice of the request to the other holders of registrable securities and offer them an opportunity to include their shares in the registration statement. Such request for registration must cover securities the aggregate offering price of which, after payment of the underwriting discount and commissions, would exceed $5,000,000. We will not be required to effect more than two registrations on Form F-1 that have been declared effective. The Company has the right to defer such registration under certain circumstances.
Form F-3 Demand Rights
The holders of at least 15% of the registrable securities then outstanding can make a request that we register their shares on Form F-3 if we are qualified to file a registration statement on Form F-3 and if the offering price, after payment of the underwriting discount and commissions, would equal or exceed $3,000,000. We will not be required to effect more than two registrations on Form F-3 within any 12-month period. The Company has the right to defer such registration under certain circumstances.
Piggyback Registration Rights
In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, in connection with such offering, certain holders of our registrable securities will be entitled to certain piggyback registration rights allowing the holder to include its registrable securities in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a registration relating solely to the sale of securities to participants in a company stock plan, (ii) a registration relating to a corporate reorganization or other transaction listed in Rule 145 under the Securities Act, and (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the registrable securities, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.
Agreements with Directors and Officers
Employment Agreements. We have entered into at-will employment agreements with each of our executive officers who works for us as an employee. These agreements each contain provisions regarding non-competition, confidentiality of information and assignment of inventions. The enforceability of covenants not to compete is subject to limitations.
The provisions of certain of our executive officers’ employment agreements contain termination or change of control provisions. With respect to certain executive officers, either we or the executive officer may terminate his or her employment by giving advance written notice to the other party ranging from zero to three months. We may also terminate an executive officer’s employment agreement for cause (as defined in the applicable employment agreement). We describe the arrangements with our executive officers under Item 6.B. “Directors, Senior Management and Employees — Aggregate Compensation of Office Holders.”
Awards. Since our inception, we have granted options to purchase our ordinary shares and/or RSUs to our employees and the board of directors. We describe our equity incentive plans under Item 6.B. “Directors, Senior Management and Employees — Compensation —Equity Incentive Plans.”
Exculpation, Indemnification and Insurance. Our amended and restated articles of association permit us to exculpate, indemnify and insure certain of our directors and office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with certain directors and office holders, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, including with respect to liabilities resulting from the IPO to the extent that these liabilities are not covered by insurance. See Item 6.C. “Directors, Senior Management and Employees — Board Practices—Exculpation, Insurance and Indemnification of Office Holders.”
Warrant Agreement
On June 27, 2021, we entered into an amended SaaS Agreement (the “SaaS Agreement”) with Wayfair. The SaaS Agreement has a five-year term, with an option for the customer to terminate the SaaS Agreement following the three-year anniversary date.
In conjunction with the SaaS Agreement, we issued a warrant to Wayfair to purchase up to 499,500 Class A ordinary shares at an exercise price of $0.007 per share, after giving effect to the Recapitalization. The warrant vests annually, in equal amounts, over a five-year period commencing on the effective date of the SaaS Agreement. Vesting during the first three years is contingent on the SaaS Agreement being in full force and effect in accordance with its terms and Wayfair not being in default or material breach under the terms of the SaaS Agreement, which includes Wayfair complying with certain volume commitments. Vesting during the last two years is contingent upon the vesting conditions being met during the first three years.
The warrant is accounted for as consideration payable to a customer under ASC 606 and will reduce revenue as we recognize revenue under the SaaS Agreement over a period of five years in an aggregate amount of approximately $8.0 million, which represents the grant date fair value of the warrant, and is calculated by using a straight-line interpolation between the most recent third-party valuation immediately preceding the grant date and the midpoint of the price range set forth on the cover page of our preliminary Annual Report.
The Class A ordinary shares issuable to Wayfair upon exercise of the warrant are entitled to certain registration rights under the Investors’ Rights Agreement as described in greater detail above in the section titled “Related Party Transactions —Registration Rights.”

C. Interests of Experts and Counsel
Not applicable.
ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
Consolidated Financial Statements
    See Item 18. “Financial Statements.”
Legal and Arbitration Proceedings
From time to time, we may be involved in various claims and legal proceedings related to claims arising out of our operations. Although the outcome of the various legal proceedings and claims cannot be predicted with certainty, we are not currently a party to any legal proceedings that, if determined adversely to us, would, in our opinion, likely have a significant effect on our financial position or profitability.
Dividend Policy
We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Our board of directors has sole discretion in whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that our directors may deem relevant.
For the years ended December 31, 2021, December 31, 2020 and December 31, 2019, we did not pay any dividends.
The Companies Law imposes restrictions on our ability to declare and pay dividends.
Payment of dividends may be subject to Israeli withholding taxes. See Item 10.E “Taxation — Israeli Tax Considerations” for additional information.
B. Significant Changes
None.
ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
Our Class A ordinary shares commenced trading on the NYSE on July 29, 2021 under the symbol “RSKD.” Prior to this, no public market existed for our Class A ordinary shares.
B. Plan of Distribution
Not applicable.
C. Markets
Our Class A ordinary shares commenced trading on the NYSE on July 29, 2021 under the symbol “RSKD.”
D. Selling Shareholders

Not Applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.

ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.2 to this Annual Report and is incorporated by reference herein.
C. Material Contracts
Except as disclosed below or otherwise disclosed in this Annual Report (including the Exhibits), we are not currently, nor have we been for the past two years, party to any material contract, other than contracts entered into in the ordinary course of business:
•Form of Indemnification Agreement entered into by and between the Registrant and each director and executive officer (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-257603) filed with the SEC on July 19, 2021). See Item 6, “Directors, Senior Management and Employees” for more information about this document.
•Amended and Restated 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-257603) filed with the SEC on July 1, 2021). See Item 6, “Directors, Senior Management and Employees” for more information about this document.
•Amended and Restated U.S. Sub-Plan to the 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-257603) filed with the SEC on July 1, 2021). See Item 6, “Directors, Senior Management and Employees” for more information about this document.
•2021 Share Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-257603) filed with the SEC on July 19, 2021). See Item 6 “Directors, Senior Management and Employees” for more information about this document.
•Compensation Policy for Executive Officers and Directors (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (File No. 333-257603) filed with the SEC on July 19, 2021). See Item 6, “Directors, Senior Management and Employees” for more information about this document.
•2021 Employee Share Purchase Plan (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (File No. 333-257603) filed with the SEC on July 19, 2021). See Item 6, “Directors, Senior Management and Employees” for more information about this document.
•2021 Amended and Restated Investors’ Rights Agreement dated as of July 18, 2021, by and among the Registrant and the parties named in Schedule A thereto (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-1 (File No. 333-257603) filed with the SEC on July 19, 2021). See Item 7.B. “Related Party Transactions — Registration Rights” for more information about this document.
•Share Purchase Warrant issued to Wayfair LLC, dated as of June 21, 2021, by and between the Registrant and Wayfair LLC (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form F-1 (File No. 333-257603) filed with the SEC on July 1, 2021). See Item 7.B. “Related Party Transactions — Warrant Agreement” for more information about this document.

D. Exchange Controls
There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the ordinary shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, have been, or will be, in a state of war with Israel.
E. Taxation
The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our Class A ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.
Israeli Tax Considerations
The following is a brief summary of the material Israeli tax laws applicable to us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our Class A ordinary shares purchased or held by investors. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.
General Corporate Tax Structure in Israel
Israeli companies are generally subject to corporate tax. The current corporate tax rate is 23%. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.
Notwithstanding the aforementioned, the effective tax rate payable by a company that derives income from a “Preferred Enterprise”, a “Special Preferred Enterprise”, a “Preferred Technology Enterprise” or a “Special Preferred Technology Enterprise” as further discussed below, may be considerably lower. See “Law for the Encouragement of Capital Investments” in this Item below.
Tax Benefits and Grants for Research and Development
Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, related to scientific research and development for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:
•the expenditures are approved by the relevant Israeli government ministry, determined by the field of research;
•the research and development must be for the promotion of the company; and
•the research and development are carried out by or on behalf of the company seeking such tax deduction.
The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Under these research and development deduction rules, no deduction is allowed for any expense invested in an asset depreciable under the general depreciation rules of the Israeli Income Tax Ordinance (New Version), 5721-1961. Expenditures that do not qualify for this special deduction are deductible in equal amounts over three years.
From time to time we may apply to the Israel Innovation Authority for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such request will be granted.
Law for the Encouragement of Capital Investments, 5719-1959
The Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, provides certain incentives for capital investment in a production facility (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, is entitled to benefits. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the geographic location in Israel of the facility in which the investment is made.
The Investment Law has been amended several times over the recent years, with the most significant changes effective as of January 1, 2011, or the 2011 Amendment, and as of January 1, 2017, or the 2017 Amendment. The 2011 Amendment introduced new benefits instead of the benefits granted in accordance with the provisions of the Investment Law prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect up to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and elect the benefits of the 2011 Amendment. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.
The New Technological Enterprise Incentives Regime—the 2017 Amendment
The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.
The new incentives regime will apply to “Preferred Technology Enterprises,” or PTE, that meet certain conditions, including: (1) the R&D expenses in the three years preceding the tax year were at least 7% on average of one year out of the company’s turnover or exceeded NIS 75 million for a year; and (2) one of the following: (a) at least 20% of the workforce (or at least 200 employees) are employees whose full salary has been paid and reported in the company’s financial statements as R&D; (b) a venture capital investment approximately equivalent to at least NIS 8 million was previously made in the company and the company did not change its line of business subsequent to such investment; (c) growth in sales by an average of 25% or more over the three years preceding the tax year, provided that the turnover was at least NIS 10 million, in the tax year and in each of the preceding three years; or (d) growth in workforce by an average of 25% or more over the three years preceding the tax year, provided that the company employed at least 50 employees, in the tax year and in each of the preceding three years.
A “Special Preferred Technology Enterprise” is an enterprise that meets conditions 1 and 2 above, and in addition has total annual consolidated revenues above NIS 10 billion.
PTE will be subject to a reduced corporate tax rate of 12% on their income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone A. These corporate tax rates shall apply only with respect to the portion of income attributed to the intellectual property developed in Israel. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefited Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefited Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the Israel Innovation Authority (previously known as the Israeli Office of the Chief Scientist), or IIA. Special

Preferred Technology Enterprises will be subject to 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by the Special Preferred Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. A Special Preferred Technology Enterprise that acquires Benefited Intangible Assets from a foreign company for more than NIS 500 million, will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.
Dividends distributed to Israeli shareholders by a PTE or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders - subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20% or such lower rate as may be provided in an applicable tax treaty). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty, will apply). If such dividends are distributed to a parent non-Israeli company holding, solely or together with other non-Israeli companies, at least 90% of the shares of the distributing company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).
Currently, the Company has not exhausted the tax benefits that it might be eligible for as a Preferred Technology Enterprise or a Special Preferred Technology Enterprise under the 2017 Amendment.
Taxation of our Shareholders
Capital Gains Taxes
Israeli capital gains tax is imposed on the disposition of capital assets by an Israeli resident and on the disposition of such assets by a non-Israeli resident if those assets are either (i) located in Israel, (ii) shares or a right to shares in an Israeli resident corporation or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli tax law distinguishes between “Real Capital Gain” and “Inflationary Surplus.” Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase in the relevant asset’s price that is attributable to the increase in the Israeli Consumer Price Index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus with respect to our shares purchased after being listed is currently not subject to tax in Israel. Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus. Generally, Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12- month period, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (in 2022).
Individual and non-corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income - 23% for corporations in 2022 and a marginal tax rate of up to 47% for an individual in 2022 unless the benefiting provisions of an applicable treaty applies.
A non-Israeli resident who derives capital gains from the sale of shares of an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will generally be exempt from Israeli capital gains tax so long as the shares were not held through a permanent establishment that the non-Israeli resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents (i) have a controlling interest of more than 25% in any of the means of control of such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.
In addition, such exemption is not applicable to a person whose gains from selling or disposing the shares are deemed to be business income.
Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the tax treaty between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, or the United States-Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the United States-Israel Tax Treaty, or a Treaty U.S. Resident, is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In any such case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable. However, under the United States-Israel Tax Treaty, a Treaty U.S. Resident may be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition of the shares, subject to the limitations under U.S. laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not provide such credit against any U.S. state or local taxes.
Regardless of whether non-Israeli shareholders may be liable for Israeli capital gains tax on the sale of our ordinary shares, the payment of the consideration for such sale may be subject to withholding of Israeli tax at source and holders of our ordinary shares may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, the Israel Tax Authority may require shareholders who are not liable for Israeli capital gains tax on such a sale to sign declarations on forms specified by the Israel Tax Authority, provide documents (including, for example, a certificate of residency) or obtain a specific exemption from the Israel Tax Authority to confirm their status as non-Israeli residents (and, in the absence of such declarations or exemptions, the Israel Tax Authority may require the purchaser of the shares to withhold tax at source).
Taxation on Receipt of Dividends
Israeli residents who are individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, or 30% if the recipient of such dividend is a “substantial shareholder” at the time of distribution or at any time during the preceding 12-month period. However, dividends distributed from taxable income accrued from Preferred Enterprise or Preferred Technology Enterprise to Israeli individuals are subject to withholding tax at the rate of 20%. However, if such dividends are distributed to an Israeli company, no withholding tax is imposed (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% will apply, or such lower rate as may be provided in an applicable tax treaty, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). An average rate will be set in case the dividend is distributed from mixed types of income (regular and preferred income).

Israeli resident corporations are generally exempt from Israeli corporate tax for dividends paid on shares of Israeli resident corporations to the extent such dividend is derived from income which was subject to the regular income tax rates.
Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in an applicable tax treaty between Israel and the shareholder’s country of residence. However, if the shareholder who is a “substantial shareholder” at the time of receiving the dividend or at any time during the preceding 12-month period, the applicable tax rate will be 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not). Dividends distributed from income attributed to a Preferred Enterprise or Technology Preferred Enterprise are subject to a reduced tax rate of 20% and the withholding from the payment to non-Israeli residents may be reduced to 20% subject to a withholding tax certificate from the Israeli tax authority providing so.
However, a reduced tax rate may be provided under an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest and further provided that such income was not subject to certain corporate tax benefits under the Investment Law.
Surtax
Subject to the provisions of an applicable tax treaty, individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 663,240 for 2022, which amount is linked to the annual change in the Israeli consumer price index.
Estate and Gift Tax
Israeli law presently does not impose estate or gift taxes.
U.S. Federal Income Tax Considerations
The following summary describes certain United States federal income tax considerations generally applicable to United States Holders (as defined below) of our Class A ordinary shares. This summary deals only with our Class A ordinary shares held as capital assets within the meaning of Section 1221 of the Code. This summary also does not address the tax consequences that may be relevant to holders in special tax situations including, without limitation, dealers in securities, traders that elect to use a mark-to-market method of accounting, holders that own our Class A ordinary shares as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment, banks or other financial institutions, individual retirement accounts and other tax-deferred accounts, insurance companies, tax-exempt organizations, United States expatriates, holders whose functional currency is not the U.S. dollar, holders subject to the alternative minimum tax, holders that acquired our Class A ordinary shares in a compensatory transaction, holders which are entities or arrangements treated as partnerships for United States federal income tax purposes or holders that actually or constructively through attribution own 10% or more of the total voting power or value of our outstanding shares.
This summary is based upon the Code, applicable United States Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling has been or will be requested from the Internal Revenue Service, or the IRS, regarding the tax consequences described herein, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any United States federal tax consequences other than United States federal income tax consequences (such as the estate and gift tax or the Medicare tax on net investment income).
As used herein, the term “United States Holder” means a beneficial owner of our Class A ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any state thereof or therein or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (a) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in the Code Section 7701(a)(30), or (b) that has a valid election in effect under applicable United States Treasury regulations to be treated as a “United States person.”
If an entity or arrangement treated as a partnership for United States federal income tax purposes acquires our Class A ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisors as to the particular United States federal income tax consequences of acquiring, owning, and disposing of our Class A ordinary shares in its particular circumstances.
THE SUMMARY OF UNITED STATES FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. UNITED STATES HOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF OUR CLASS A ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.
Dividends
Although we do not anticipate paying any dividends in the foreseeable future, as described in “Dividend Policy” above, if we do make any distributions, subject to the discussion below under “—Passive Foreign Investment Company,” the amount of dividends paid to a United States Holder with respect to our Class A ordinary shares before reduction for any Israeli taxes withheld therefrom generally will be included in the United States Holder’s gross income as ordinary income from foreign sources to the extent paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of earnings and profits will be treated as a non-taxable return of capital to the extent of the United States Holder’s tax basis in those Class A ordinary shares and thereafter as capital gains. However, we do not intend to calculate our earnings and profits under United States federal income tax principles. Therefore, United States Holders should expect to treat a distribution as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.
Foreign withholding tax (if any) paid on dividends on our Class A ordinary shares at the rate applicable to a United States Holder (taking into account any applicable income tax treaty) will, subject to limitations and conditions, be treated as foreign income tax eligible for credit against such holder’s United States federal income tax liability or, at such holder’s election, eligible for deduction in computing such holder’s United States federal taxable income. Dividends paid on our Class A ordinary shares generally will constitute “foreign source income” and “passive category income” for purposes of the foreign tax credit. However, if we are a “United States-owned foreign corporation,” solely for foreign tax credit purposes, a portion of the dividends allocable to our United States source earnings and profits may be re-characterized as United States source. A “United States-owned foreign corporation” is any foreign corporation in which United States persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. In general, United States-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States are excepted from these rules. If we are treated as a “United States-owned foreign corporation,” and if 10% or more of our earnings and profits are attributable to sources within the United States, a portion of the dividends paid on the Class A ordinary shares allocable to our United States source earnings and profits will be treated as United States source, and, as such, the ability of a United States Holder to claim a foreign tax credit for any Israeli withholding taxes payable in respect of our dividends may be limited. The rules governing the treatment of foreign taxes imposed on a United States Holder and foreign tax credits are complex, and United States Holders should consult their tax advisors about the impact of these rules in their particular situation.
Dividends received by certain non-corporate United States Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower capital gains rate, provided that (i) either our Class A ordinary shares are readily tradable on an established securities market in the United States or we are eligible for benefits under a comprehensive United States income tax treaty that includes an exchange of information program and which the United States Treasury Department has determined is satisfactory for these purposes, (ii) we are neither a PFIC (as discussed below) nor treated as such with respect to the United States Holder for either the taxable year in which the dividend is paid or the preceding taxable year, and (iii) the United States Holder satisfies certain holding periods and other requirements. In this regard, shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on the NYSE, as our Class A ordinary shares are. United States Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends paid with respect to our Class A ordinary shares. The dividends will not be eligible for the dividends received deduction available to United States Holders that are corporations in respect of dividends received from other United States corporations.
Disposition of Class A Ordinary Shares
Subject to the discussion below under “—Passive Foreign Investment Company,” a United States Holder generally will recognize capital gains or loss for United States federal income tax purposes on the sale or other taxable disposition of our Class A ordinary shares equal to the difference, if any, between the amount realized and the United States Holder’s tax basis in those Class A ordinary shares. If any Israeli tax is imposed on the sale, exchange or other disposition of our Class A ordinary shares, a United States Holder’s amount realized will include the gross amount of the proceeds before deduction of the Israeli tax. In general, capital gains recognized by a non-corporate United States Holder, including an individual, are subject to a lower rate under current law if such United States Holder held shares for more than one year. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as United States source income or loss for purposes of the foreign tax credit. A United States Holder’s tax basis in shares generally will equal the cost of such shares. Because gain for the sale or other taxable disposition of our Class A ordinary shares will be treated as United States source income, and United States Holders may use foreign tax credits against only the portion of United States federal income tax liability that is attributed to foreign source income in the same category, United States Holders’ ability to utilize a foreign tax credit with respect to the Israeli tax imposed on any such sale or other taxable disposition, if any, may be significantly limited. In addition, if a United States Holder is eligible for the benefit of the income tax convention between the United States and the State of Israel and pay Israeli tax in excess of the amount applicable to the United States Holder under such convention or if the Israeli tax paid is refundable, the United States Holder will not be able to claim any foreign tax credit or deduction with respect to such excess portion of the Israeli tax paid. United States Holders should consult their tax advisors as to whether the Israeli tax on gains may be creditable or deductible in light of their particular circumstances and their ability to apply the provisions of an applicable treaty.
Passive Foreign Investment Company
We would be a PFIC for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Code), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on our market capitalization and the composition of our income, assets and operations, we believe we were not a PFIC for the year ended December 31, 2021 and do not expect to be a PFIC for United States federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the aggregate value of our assets for purposes of the PFIC determination may be determined by reference to the trading value of our Class A ordinary shares, which could fluctuate significantly. We have a substantial balance of cash and other liquid investments, which are passive assets for purposes of the PFIC determination. Accordingly, if our market capitalization declines significantly, it may make our classification as a PFIC more likely for the current of future taxable years. In addition, it is possible that the IRS may take a contrary position with respect to our determination in any particular year, and therefore, there can be no assurance that we were not a PFIC for the year ended December 31, 2021 or will not be classified as a PFIC for the current taxable year or in the future. Certain adverse United States federal income tax consequences could apply to a United States Holder if we are treated as a PFIC for any taxable year during which such United States Holder holds our Class A ordinary shares. Under the PFIC rules, if we were considered a PFIC at any time that a United States Holder holds our Class A ordinary shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC, and (ii) the United States Holder has made a “deemed sale” election under the PFIC rules.
If we are a PFIC for any taxable year that a United States Holder holds our Class A ordinary shares, unless the United States Holder makes certain elections, any gain recognized by the United States Holder on a sale or other disposition of our Class A ordinary shares would be allocated pro-rata over the United States Holder’s holding period for the Class A ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or the highest rate in effect for corporations, as appropriate, for that taxable year, and an interest charge would be imposed. Further, to the extent that any distribution received by a United States Holder on our Class A ordinary shares exceeds 125% of the average of the annual distributions on the Class A ordinary shares received during the preceding three years or the United States Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain on the sale or other disposition of our Class A ordinary shares if we were a PFIC, described above. If we are treated as a PFIC with respect to a United States Holder for any taxable year, the United States Holder will be deemed to own equity in any of the entities in which we hold equity that also are PFICs. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the Class A ordinary shares. In addition, a timely election to treat us as a qualified electing fund under the Code would result in an alternative treatment. However, we do not intend to prepare or provide the information that would enable United States Holders to make a qualified electing fund election. If we are considered a PFIC, a United States Holder also will be subject to annual information reporting requirements. United States Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in the Class A ordinary shares.
Information Reporting and Backup Withholding
Dividend payments and proceeds paid from the sale or other taxable disposition of our Class A ordinary shares may be subject to information reporting to the IRS. In addition, a United States Holder (other than an exempt holder who establishes its exempt status if required) may be subject to backup withholding on dividend payments and proceeds from the sale or other taxable disposition of our Class A ordinary shares paid within the United States or through certain U.S.-related financial intermediaries.
Backup withholding will not apply, however, to a United States Holder who furnishes a correct taxpayer identification number, makes other required certification and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax.

Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the United States Holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.
Foreign Financial Asset Reporting
Certain United States Holders are required to report their holdings of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds certain threshold amounts. Our Class A ordinary shares are expected to constitute foreign financial assets subject to these requirements unless the Class A ordinary shares are held in an account at certain financial institutions. United States Holders should consult their tax advisors regarding the application of these reporting requirements.
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov. This site contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
As a “foreign private issuer,” we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each subsequent fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm. We also intend to furnish certain other material information to the SEC under cover of Form 6-K.
We maintain a corporate website at http://www.riskified.com. Information contained on, or that can be accessed through our website does not constitute a part of this Annual Report on Form 20-F. We also make available on our website’s investor relations page at http://ir.riskified.com, free of charge, our Annual Report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. The information contained on our website is not incorporated by reference in this Annual Report.
I.Subsidiary Information
Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Risk
Our revenue is largely denominated in U.S. dollars, while a portion of our expenses are paid in NIS. Our functional currency is the U.S. dollar. Since substantially all of our sales are denominated in U.S. dollars, our revenue is not currently subject to significant foreign currency risk. However, a significant portion of our operating costs in Israel, consisting principally of compensation and benefits related costs, and overhead costs, are denominated in NIS. This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS. Furthermore, we anticipate that a material portion of our expenses will continue to be denominated in NIS. To reduce the impact of foreign exchange risks associated with forecasted future cash flows and the volatility in our consolidated statements of operations, we have established a hedging program. We currently utilize foreign currency contracts, primarily forward and option contracts, with financial institutions to protect against foreign currency exchange risks, mainly the exposure to changes in the exchange rate of the NIS against the U.S. dollar that are associated with future cash flows denominated in NIS. We do not enter into derivative instruments for trading or speculative purposes. We account for our derivative instruments as either assets or liabilities and carry them at fair value in the consolidated balance sheets. The accounting for changes in the fair value of the derivative depends on the intended use of the derivative and the resulting designation. Our hedging program reduces but does not eliminate the impact of currency exchange rate movements. We may in the future enter into other derivative financial instruments if it is determined that such hedging activities are appropriate to further reduce our foreign currency exchange risk. The effect of a hypothetical 10% change in foreign currency exchange rates would have impacted our results of operations by $9.7 million, and $2.1 million for the years ended December 31, 2021 and 2020, respectively.
Interest Rate Risk
We had cash, cash equivalents, and short-term deposits of $503.3 million and $117.6 million as of December 31, 2021 and 2020, respectively. Cash and cash equivalents consist of cash in banks and bank deposits. Short-term deposits consist of deposits that mature within one year. In addition, we had $7.0 million and $3.0 million of restricted cash as of December 31, 2021 and 2020, respectively, that primarily consists of cash deposits to back letters of credit related to certain operating leases and cash deposits that are held to secure our hedging activities. Our cash, cash equivalents, and short-term deposits are held for working capital purposes. Such interest-earning instruments carry a degree of interest rate risk. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash. We do not enter into investments for trading or speculative purposes. We did not have any debt outstanding as of December 31, 2021 and 2020. Due to the short-term nature of cash, cash equivalents, and short-term deposits, a hypothetical 10% change in interest rates during any of the periods presented would not have materially impacted our consolidated financial statements for the periods presented.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On August 2, 2021, upon closing of the IPO, we amended and restated our articles of association. A copy of our amended and restated articles of association is being filed as Exhibit 1.1 to this Annual Report.
Use of proceeds
On August 2, 2021, we completed an IPO of 19,925,000 Class A ordinary shares (including 2,625,000 additional Class A ordinary shares pursuant to the exercise of the underwriters’ option to purchase additional Class A ordinary shares) sold at an initial public offering price of $21.00 per share. We did not receive any proceeds from the sale of Class A ordinary shares by the selling shareholder. The Class A ordinary shares offered and sold in the IPO were registered under the Securities Act pursuant to our Registration Statement on Form F-1 (File No. 333-257603), which was declared effective by the SEC on July 28, 2021.
The offering did not terminate until after the sale of all 19,925,000 Class A ordinary shares registered on the registration statement. The aggregate offering price for the shares registered and sold was approximately $418.4 million. Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC acted as representatives of the several underwriters.
The IPO generated proceeds to us of approximately $392.3 million, net of underwriting discounts and commissions and offering expenses paid by us.
No offering expenses were paid directly or indirectly to any of our directors or officers (or their associates), persons owning 10% or more of our ordinary shares or any other affiliates.
There has been no material change in the expected use of the net proceeds from our IPO as described in our final prospectus filed with the SEC on July 29, 2021 pursuant to Rule 424(b).
ITEM 15. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2021. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2021, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.
Management’s Annual Report on Internal Control over Financial Reporting
This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) due to a transition period established by rules of the SEC for newly public companies. This Annual Report also does not include an attestation report of our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. Additionally, our independent registered public accounting firm will not be required to opine on the effectiveness of our internal control over financial reporting until we are no longer an “emerging growth company.”
Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our Board has determined that Ms. Ceran, Mr. Syed, and Mr. Shachar each satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Ms. Ceran is considered an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act.
ITEM 16B. CODE OF ETHICS
We have adopted a Code of Ethics and Conduct that applies to all our employees, officers and directors, including our principal executive, principal financial and principal accounting officers. Our Code of Ethics and Conduct addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the Code of Ethics and Conduct, employee misconduct, conflicts of interest or other violations. Our Code of Ethics and Conduct is intended to meet the definition of “code of ethics” under Item 16B of Form 20-F under the Exchange Act.
We will disclose on our website any amendment to, or waiver from, a provision of our Code of Ethics and Conduct that applies to our directors or executive officers to the extent required under the rules of the SEC or the NYSE. Our Code of Conduct is available on our website at http://www.riskified.com. The information contained on or through our website, or any other website referred to herein, is not incorporated by reference in this Annual Report.
We granted no waivers under our Code of Business Conduct and Ethics in 2021.
`ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The consolidated financial statements of Riskified Ltd. at December 31, 2021 and 2020 and for each of the two years in the period ended December 31, 2021, appearing in this Annual Report have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The current address of Kost Forer Gabbay & Kasierer is 144 Menachem Begin Road, Building A, Tel Aviv 6492101, Israel.
The table below sets out the total amount billed to us by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for services performed in the years ended December 31, 2021 and 2020, and breaks down these amounts by category of service:

	Year Ended December 31,
	2021	2020
	(in thousands)
Audit Fees	$530	$119
Audit Related Fees	916	131
Tax Fees	109	39
Total	$1,555	$289
Audit Fees

Audit fees for the years ended December 31, 2021 and 2020 include fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC.
Audit Related Fees
Audit related fees for the years ended December 31, 2021 and 2020 relate to services in connection with our IPO.
Tax Fees
Tax fees for the year ended December 31, 2021 and 2020 were related to ongoing tax advisory, tax compliance and tax planning services.
Pre-Approval Policies and Procedures
The advance approval of the Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors.
All services provided by our auditors are approved in advance by either the Audit Committee or members thereof, to whom authority has been delegated, in accordance with the Audit Committee’s pre-approval policy.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
None.
ITEM 16G. CORPORATE GOVERNANCE
As an Israeli company, we are subject to various corporate governance requirements under the Companies Law. However, pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including the NYSE, may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules described below concerning the composition of the audit committee and compensation committee of the board of directors (other than the gender diversification rule under the Companies Law, which requires the appointment of a director from the other gender if at the time a director is appointed all members of the board of directors are of the same gender). In accordance with these regulations, we elected to “opt out” from those requirements of the Companies Law. Under these regulations, the exemptions from such Companies Law requirements will continue to be available to us so long as: (i) we do not have a “controlling shareholder” (as such term is defined under the Companies Law), (ii) our shares are traded on certain U.S. stock exchanges, including the NYSE, and (iii) we comply with the director independence requirements and the audit committee and compensation committee composition requirements under U.S. laws (including applicable rules of the NYSE) applicable to U.S. domestic issuers.
We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act and our Class A Ordinary Shares are listed on the New York Stock Exchange. As a “foreign private issuer” we are permitted to comply with Israeli corporate governance practices instead of the corporate governance rules of the NYSE, provided that we disclose which requirements we are not following and the equivalent Israeli requirement.
Because we are a “foreign private issuer,” our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They are, however, subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.
We rely on this “foreign private issuer exemption” with respect to the quorum requirement for shareholder meetings. Whereas under the corporate governance rules of the NYSE, a quorum requires the presence, in person or by proxy, of holders of at least 33⅓% of the total issued outstanding voting power of our shares at each general meeting of shareholders, pursuant to our amended and restated articles of association, and as permitted under the Companies Law, the quorum required for a general meeting of shareholders will consist of at least two shareholders present in person or by proxy in accordance with the Companies Law, who hold or represent at least 33⅓% of the total outstanding voting power of our shares, except if (i) any such general meeting of shareholders was initiated by and convened pursuant to a resolution adopted by the board of directors and (ii) at the time of such general meeting, we qualify to use the forms and rules of a “foreign private issuer,” in which case the requisite quorum will consist of two or more shareholders present in person or by proxy who hold or represent at least 25% of the total outstanding voting power of our shares (and if the meeting is adjourned for a lack of quorum, the quorum for such adjourned meeting will be, subject to certain exceptions, any number of shareholders). We otherwise comply with and intend to continue to comply with the rules generally applicable to U.S. domestic companies listed on the New York Stock Exchange.
We may in the future, however, decide to use other “foreign private issuer exemptions” with respect to some or all of the other New York Stock Exchange listing rules. Following our home country governance practices may provide less protection than is accorded to investors under the New York Stock Exchange listing rules applicable to domestic issuers.
We intend to take all actions necessary for us to maintain compliance as a “foreign private issuer” under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and NYSE listing standards.
ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
PART III
ITEM 17. FINANCIAL STATEMENTS
We have provided financial statements pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS
The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit report of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

ITEM 19. EXHIBITS

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Amended and Restated Articles of Association of Riskified Ltd.					*
2.1	Specimen Class A ordinary share certificate of the Riskified Ltd.	F-1/A	333-257603	4.1	July 23, 2021
2.2	Description of Securities					*
2.3	2021 Amended and Restated Investors’ Rights Agreement, dated as of July 18, 2021, by and among the Registrant and the parties named in Schedule A thereto.	F-1	333-257603	4.2	July 19, 2021
2.4	Series B/C Warrant issued to Kreos	F-1	333-257603	4.3	July 1, 2021
2.5	Share Purchase Warrant issued to Wayfair LLC, dated as of June 21, 2021, by and between the Registrant and Wayfair LLC	F-1	333-257603	4.5	July 1, 2021
4.1††	Form of Director and Officer Indemnification Agreement	F-1/A	333-257603	10.1	July 19, 2021
4.2††	Amended and Restated 2013 Equity Incentive Plan	F-1	333-257603	10.2	July 1, 2021
4.3††	Amended and Restated U.S. Sub-Plan to the 2013 Equity Incentive Plan	F-1	333-257603	10.3	July 1, 2021
4.4††	2021 Share Incentive Plan	F-1/A	333-257603	10.4	July 19, 2021
4.5††	Compensation Policy for Executive Officers and Directors	F-1/A	333-257603	10.5	July 19, 2021
4.6††	2021 Employee Share Purchase Plan	F-1/A	333-257603	10.6	July 19, 2021
8.1	List of Subsidiaries					*
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002					*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002					*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002					**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002					**
15.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm					*
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Inline XBRL for the cover page of this Annual Report on Form 20-F (embedded within the Inline XBRL document)
_________________

*	Filed herewith
**	Furnished herewith
†	Schedules and exhibits to this Exhibit omitted pursuant to Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.
††	Indicates a management contract or compensatory plan or arrangement.
Certain agreements filed as exhibits to this Annual Report contain representations and warranties that the parties thereto made to each other. These representations and warranties have been made solely for the benefit of the other parties to such agreements and may have been qualified by certain information that has been disclosed to the other parties to such agreements and that may not be reflected in such agreements. In addition, these representations and warranties may be intended as a way of allocating risks among parties if the statements contained therein prove to be incorrect, rather than as actual statements of fact. Accordingly, there can be no reliance on any such representations and warranties as characterizations of the actual state of facts. Moreover, information concerning the subject matter of any such representations and warranties may have changed since the date of such agreements.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RISKIFIED LTD.

February 25, 2022	By:	/s/ Eido Gal
	Name:	Eido Gal
	Title:	Chief Executive Officer

February 25, 2022	By:	/s/ Aglika Dotcheva
	Name:	Aglika Dotcheva
	Title:	Chief Financial Officer

RISKIFIED LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Riskified Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Riskified Ltd. (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive profit (loss), convertible preferred shares and shareholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global
We have served as the Company’s auditor since 2014.
Tel-Aviv, Israel
February 25, 2022

RISKIFIED LTD.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	As of December 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$418,143	$103,609
Restricted cash	6,984	3,048
Short-term deposits	85,132	14,009
Accounts receivable, net	35,477	37,194
Prepaid expenses and other current assets	19,338	5,639
Total current assets	565,074	163,499
Property and equipment, net	16,968	4,640
Deferred contract acquisition costs	11,630	6,983
Other assets, noncurrent	6,962	5,439
Total assets	$600,634	$180,561
Liabilities, Convertible Preferred Shares, and Shareholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$228	$1,507
Accrued compensation and benefits	24,748	15,548
Guarantee obligations	12,112	12,445
Provision for chargebacks, net	12,020	10,582
Accrued expenses and other current liabilities	13,306	11,839
Total current liabilities	62,414	51,921
Other liabilities, noncurrent	9,359	12,385
Total liabilities	71,773	64,306
Commitments and contingencies (Note 7)
Convertible preferred shares, no par value and NIS 0.0008 par value per share as of December 31, 2021 and 2020, respectively; zero and 33,295,097 shares authorized as of December 31, 2021 and 2020, respectively; zero and 29,878,116 shares issued and outstanding as of December 31, 2021 and 2020, respectively; aggregate liquidation preference of zero and $165,558 as of December 31, 2021 and 2020, respectively	—	159,564
Shareholders’ equity (deficit):
Class A ordinary shares, no par value and NIS 0.0008 par value per share as of December 31, 2021 and 2020, respectively; 900,000,000 and 91,704,900 shares authorized as of December 31, 2021 and 2020, respectively; 75,909,531 and 14,310,552 shares issued and outstanding as of December 31, 2021 and 2020, respectively	—	4
Class B ordinary shares, no par value; 232,500,000 and zero shares authorized as of December 31, 2021 and 2020, respectively; 88,055,520 and zero shares issued and outstanding as of December 31, 2021 and 2020, respectively	—	—
Additional paid-in capital	775,249	24,366
Accumulated other comprehensive profit (loss)	176	—
Accumulated deficit	(246,564)	(67,679)
Total shareholders’ equity (deficit)	528,861	(43,309)
Total liabilities, convertible preferred shares, and shareholders’ equity (deficit)	$600,634	$180,561
The accompanying notes are an integral part of these consolidated financial statements.

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Year Ended December 31,
	2021	2020	2019

Revenue	$229,141	$169,740	$130,555
Cost of revenue	106,170	76,916	64,867
Gross profit	122,971	92,824	65,688
Operating expenses:
Research and development	55,301	36,642	25,041
Sales and marketing	70,165	41,137	36,587
General and administrative	52,903	21,853	17,935
Total operating expenses	178,369	99,632	79,563
Operating profit (loss)	(55,398)	(6,808)	(13,875)
Interest income (expense), net	591	145	53
Other income (expense), net	(122,520)	(3,609)	122
Profit (loss) before income taxes	(177,327)	(10,272)	(13,700)
Provision for (benefit from) income taxes	1,558	1,075	475
Net profit (loss)	$(178,885)	$(11,347)	$(14,175)
Net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	$(2.34)	$(0.81)	$(1.04)
Weighted-average shares used in computing net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	76,459,625	14,022,788	13,597,794
The accompanying notes are an integral part of these consolidated financial statements.

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE PROFIT (LOSS)
(in thousands)

	Year Ended December 31,
	2021	2020	2019

Net profit (loss)	$(178,885)	$(11,347)	$(14,175)
Other comprehensive profit (loss), net of tax:
Unrealized gain (loss) on derivative instruments, net	176	—	—
Other comprehensive profit (loss)	176	—	—
Comprehensive profit (loss)	$(178,709)	$(11,347)	$(14,175)
The accompanying notes are an integral part of these consolidated financial statements.

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIT)
(in thousands, except share data)

	Convertible Preferred Shares		Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Profit (Loss)	Accumulated Deficit	Total Shareholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of January 1, 2019 (as reported)	24,496,805	$62,974	13,276,756	$4	—	$—	$4,231	$—	$(43,911)	$(39,676)
Effect of adoption of ASC 606	—	—	—	—	—	—	—	—	1,754	1,754
Balance as of January 1, 2019 (as adjusted)	24,496,805	62,974	13,276,756	4	—	—	4,231	—	(42,157)	(37,922)
Issuance of Series E convertible preferred shares, net of issuance costs of $1,733, warrants of $1,771, and tranche rights of $1,318	2,480,485	42,380	—	—	—	—	—	—	—	—
Issuance of ordinary shares upon exercise of share options	—	—	428,102	(*)	—	—	237	—	—	237
Share-based compensation expense	—	—	—	—	—	—	11,259	—	—	11,259
Net profit (loss)	—	—	—	—	—	—	—	—	(14,175)	(14,175)
Balance as of December 31, 2019	26,977,290	105,354	13,704,858	4	—	—	15,727	—	(56,332)	(40,601)
Issuance of Series E convertible preferred shares, net of issuance costs of $1,540 and settlement of tranche rights	2,900,826	54,210	—	—	—	—	—	—	—	—
Issuance of ordinary shares upon exercise of share options	—	—	605,694	(*)	—	—	642	—	—	642
Share-based compensation expense	—	—	—	—	—	—	7,997	—	—	7,997
Net profit (loss)	—	—	—	—	—	—	—	—	(11,347)	(11,347)
Balance as of December 31, 2020	29,878,116	159,564	14,310,552	4	—	—	24,366	—	(67,679)	(43,309)
Issuance of Series E convertible preferred shares, net of issuance costs of $819 and settlement of tranche rights	1,450,414	50,519	—	—	—	—	—	—	—	—
Issuance of Series E-1 convertible preferred shares upon exercise of Series E-1 convertible preferred share warrants	962,940	6,489	—	—	—	—	—	—	—	—
Reclassification of convertible preferred share warrants upon IPO	—	74,724	—	—	—	—	35,778	—	—	35,778
Conversion of convertible preferred shares into Class A ordinary shares upon IPO	(32,291,470)	(291,296)	32,291,470	—	—	—	291,296	—	—	291,296
Issuance of Class A ordinary shares upon IPO, net of underwriting discounts and commissions and other issuance costs	—	—	19,925,000	—	—	—	386,591	—	—	386,591
Elimination of ordinary share par value and issuance of Class B ordinary shares upon Recapitalization	—	—	—	(4)	94,431,636	—	4	—	—	—
Issuance of ordinary shares upon exercise of share options	—	—	2,381,269	—	625,124	—	2,948	—	—	2,948
Exchange of Class B ordinary shares to Class A ordinary shares	—	—	7,001,240	—	(7,001,240)	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—	—	33,489	—	—	33,489
Ordinary share warrants issued to a customer	—	—	—	—	—	—	777	—	—	777
Other comprehensive profit (loss)	—	—	—	—	—	—	—	176	—	176
Net profit (loss)	—	—	—	—	—	—	—	—	(178,885)	(178,885)
Balance as of December 31, 2021	—	$—	75,909,531	$—	88,055,520	$—	$775,249	$176	$(246,564)	$528,861
(*) Amount less than $1.
The accompanying notes are an integral part of these consolidated financial statements.

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2021	2020	2019

Cash flows from operating activities:
Net profit (loss)	$(178,885)	$(11,347)	$(14,175)
Adjustments to reconcile net profit (loss) to net cash provided by (used in) operating activities:
Unrealized loss (gain) on foreign currency	382	186	119
Provision for (benefit from) account receivable allowances	268	12	409
Depreciation and amortization	2,436	1,360	715
Amortization of deferred contract costs	4,122	2,175	906
Gain from insurance proceeds received related to property and equipment	—	—	(379)
Remeasurement of convertible preferred share warrant liabilities	101,413	3,850	654
Remeasurement of convertible preferred share tranche rights	21,260	1,959	(248)
Share-based compensation expense	33,358	7,945	11,237
Other	656	(9)	86
Changes in operating assets and liabilities:
Accounts receivable	1,440	(12,568)	(3,284)
Deferred contract acquisition costs	(7,744)	(6,462)	(2,361)
Prepaid expenses and other assets	(15,079)	(3,235)	(3,132)
Accounts payable	(832)	(3,707)	2,680
Accrued compensation and benefits	8,398	6,500	2,176
Guarantee obligations	(333)	3,308	44
Provision for chargebacks, net	1,438	4,126	4,399
Accrued expenses and other liabilities	7,424	2,787	3,997
Net cash provided by (used in) operating activities	(20,278)	(3,120)	3,843
Cash flows from investing activities:
Purchases of short-term deposits	(110,000)	(14,000)	—
Maturities of short-term deposits	39,063	—	—
Insurance proceeds received related to property and equipment	—	—	379
Purchases of property and equipment	(12,254)	(1,507)	(2,113)
Capitalized software development costs	(1,250)	(1,454)	(419)
Net cash provided by (used in) investing activities	(84,441)	(16,961)	(2,153)
Cash flows from financing activities:
Proceeds from issuance of convertible preferred shares and warrants, net of issuance costs	26,781	53,559	45,569
Proceeds from cash exercise of series E-1 convertible preferred share warrants	6,489	—	—
Proceeds from exercise of share options	2,948	642	237
Proceeds from initial public offering, net of underwriting discounts and commissions	392,273	—	—
Payments of deferred offering costs	(5,302)	(176)	—
Net cash provided by (used in) financing activities	423,189	54,025	45,806
Net increase (decrease) in cash, cash equivalents, and restricted cash	318,470	33,944	47,496
Cash, cash equivalents, and restricted cash—beginning of period	106,657	72,713	25,217
Cash, cash equivalents, and restricted cash—end of period	$425,127	$106,657	$72,713

Supplemental disclosures of cash flow information:
Cash paid for interest	$—	$4	$18
Cash paid for income taxes	$647	$1,176	$—

Supplemental disclosures of noncash investing and financing activities:
Purchases of property and equipment during the period included in accounts payable	$2,042	$184	$194
Share-based compensation capitalized for software development	$131	$52	$22
Software development costs, accrued but not paid	$485	$172	$34
Deferred offering costs accrued but not paid	$204	$369	$—
Issuance of convertible preferred share tranche rights	$—	$—	$1,318
Settlement of convertible preferred share tranche rights	$23,738	$551	$—
Series E convertible preferred shares issuance cost accrued but not paid	$—	$—	$100
Conversion of convertible preferred shares into Class A ordinary shares upon IPO	$291,296	$—	$—
Reclassification of convertible preferred share warrants upon IPO	$110,502	$—	$—
Elimination of par value upon Recapitalization	$4	$—	$—

Reconciliation of cash, cash equivalents, and restricted cash within the consolidated balance sheets to the amounts shown in the consolidated statements of cash flows above:
Cash and cash equivalents	$418,143	$103,609	$69,697
Restricted cash	6,984	3,048	3,016
Total cash, cash equivalents, and restricted cash	$425,127	$106,657	$72,713
The accompanying notes are an integral part of these consolidated financial statements.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Description of Business
Riskified Ltd., together with its subsidiaries, “Riskified”, “we”, “us”, “our” or the “Company,” was incorporated under the laws of the State of Israel in 2012 and commenced operations in January 2013. We have built a next-generation eCommerce risk management platform that allows our customers—online merchants—to create trusted relationships with their consumers. Our core product, the Chargeback Guarantee, is designed to ensure the legitimacy of our merchants’ online orders by approving or denying these orders with guaranteed performance levels that vary by merchant. We guarantee the outcome of our decisions by assuming the cost of fraud associated with each approval. We drive higher sales and reduce fraud and other operating costs for our merchants and strive to provide superior consumer experiences, as compared to our merchants’ performance prior to onboarding us.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and include the accounts of Riskified Ltd. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. Certain amounts in prior periods have been reclassified to conform to the current period presentation.
Share Split
On June 14, 2020, a 25-for-1 share split of our then-outstanding ordinary shares and convertible preferred shares was effected. All information related to our ordinary shares and their associated par value, convertible preferred shares and their associated par value, share options, restricted share units (“RSUs”), and warrants to purchase convertible preferred shares have been retroactively adjusted to give effect to the 25-for-1 share split for all periods presented.
Initial Public Offering
On August 2, 2021, we completed our initial public offering (“IPO”), in which we issued and sold 19,925,000 shares of our Class A ordinary shares at an offering price of $21.00 per share, including 2,625,000 shares of our Class A ordinary shares pursuant to the exercise in full of the underwriters’ option to purchase additional shares. We received net proceeds of $386.6 million after deducting underwriting discounts and commissions of $26.2 million, and other issuance costs of $5.7 million.
Immediately prior to the closing of the IPO, 962,940 shares of Series E-1 convertible preferred shares were issued upon the exercise of the Series E-1 convertible preferred share warrants. In addition, all convertible preferred shares then outstanding automatically converted into 32,291,470 shares of our Class A ordinary shares.
Prior to the IPO, deferred offering costs, which consist primarily of accounting, legal and other fees related to our IPO, were capitalized within other assets, noncurrent in the consolidated balance sheets. Upon the consummation of the IPO, $5.7 million of deferred offering costs were reclassified into shareholders’ equity as an offset against IPO proceeds. We capitalized $0.5 million of deferred offering costs within other assets, noncurrent in the consolidated balance sheet as of December 31, 2020.
Recapitalization
On July 28, 2021, we adopted new Articles of Association (“AoA”), in which, among other things, we implemented, upon the closing of the IPO:
(i) a dual class ordinary share structure pursuant to which we have two classes of ordinary shares: Class A ordinary shares and Class B ordinary shares. The rights of the holders of our Class A ordinary

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
shares and Class B ordinary shares are identical, except with respect to voting, conversion and transfer rights. Class A ordinary shareholders are entitled to one vote per share and Class B ordinary shareholders are entitled to ten votes per share. The dual class ordinary share structure concentrates voting power with our pre-IPO shareholders. Holders of Class A ordinary shares and Class B ordinary shares will vote together as a single class on all matters (including the election of directors) submitted to a vote of our shareholders, unless otherwise required by law or our amended and restated articles of association;
(ii) the elimination of the par value per ordinary share; and
(iii) a two-for-one reverse share split of our Class A ordinary shares (the “Reverse Share Split”).
Immediately after the effectiveness of the Reverse Share Split, we issued and distributed Class B ordinary shares to holders of the Class A ordinary shares on a two-for-one ratio, such that each holder of Class A ordinary shares received two Class B ordinary shares for each Class A ordinary share (the “Additional Class B Issuance”).
The historical financial statements have not been retroactively adjusted for the (i) dual class structure, (ii) elimination of par value, and (iii) Additional Class B Issuance. As a result, all information associated with these items related to our ordinary shares and their associated par value, convertible preferred shares and their associated par value, share options, RSUs, and warrants to purchase convertible preferred shares are being presented prospectively.
All information related to our ordinary shares and their associated par value, convertible preferred shares and their associated par value, share options, RSUs, and warrants to purchase convertible preferred shares have been retroactively adjusted to give effect to the Reverse Share Split for all periods presented.
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from these estimates. On an ongoing basis, we evaluate our estimates, including those related to the estimated customer life on deferred contract costs, the allowance for doubtful accounts, the fair value of financial assets and liabilities including accounting and fair value of derivatives, the useful lives of property and equipment, capitalization and estimated useful life of internal-use software, share-based compensation including the determination of the fair value of our ordinary shares (prior to IPO), the fair value of indemnification guarantees and the associated systematic and rational amortization method, provisions for chargebacks, the fair value of convertible preferred share warrant liabilities and convertible preferred share tranche rights (prior to IPO), and the valuation of deferred tax assets and uncertain tax positions. We base our estimates on assumptions, both historical and forward looking, trends, and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.
The novel coronavirus, or COVID-19, pandemic continues to persist. Although many of the initial restrictions imposed at the onset of the pandemic in the U.S. have been relaxed or lifted, there has been a resurgence of COVID-19 cases fueled by the recently identified, highly transmissible Omicron variant and the continued spread of the Delta variant. The full extent to which the COVID-19 pandemic will directly or indirectly impact the global economy, the lasting social effects, and impact on our business, results of operations, and financial condition will depend on future developments that are highly uncertain and cannot be accurately predicted. As of the date of issuance of these consolidated financial statements, we are not aware of any specific event or circumstance related to COVID-19 that would require us to update our estimates or judgments or adjust the carrying value of our assets or liabilities. As events continue to evolve and additional information becomes available, our estimates and assumptions may change materially in future periods. Please refer to “Operating and Financial Review and Prospects—

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Factors Affecting Our Performance” included elsewhere in this Annual Report for more information regarding the impact of COVID-19 on our business.
Foreign Currency
The U.S. dollar is our functional currency. Accordingly, monetary assets and liabilities denominated in currencies other than the U.S. dollar are remeasured into U.S. dollars at exchange rates in effect at the end of each period. Foreign currency transaction gains and losses from these remeasurements are recognized in other income (expense), net, within the consolidated statements of operations. Foreign currency transactions resulted in net gains of $0.2 million, $2.1 million, and $0.3 million for the years ended December 31, 2021, 2020, and 2019, respectively.
Concentration of Risks
Our financial instruments that are exposed to concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term deposits, accounts receivable and derivative financial instruments. We maintain our cash, cash equivalents, restricted cash, and short-term deposits with high-quality financial institutions mainly in the United States and Israel, the composition of which are regularly monitored by us. We have not experienced any material losses in such accounts. Our derivatives expose us to credit risk to the extent that the counterparties may be unable to meet the terms of the agreement. We seek to mitigate such risk by limiting our counterparties to major financial institutions and by spreading the risk across a number of major financial institutions. In addition, the potential risk of loss with any one counterparty resulting from this type of credit risk is monitored on an ongoing basis.
Our customers are online merchants. For accounts receivable, we are exposed to credit risk in the event of nonpayment by online merchants to the extent the amounts are recorded in the consolidated balance sheets. We extend different levels of credit to online merchants and maintain reserves for potential credit losses based upon the expected collectability of accounts receivable. We manage credit risk related to our merchants by performing periodic evaluations of credit worthiness and consumer indebtedness and applying other credit risk monitoring procedures.
The following tables summarize our merchants that represented 10% or more of Accounts receivable, net and Revenue:

	Accounts receivable, net		Revenue
	As of December 31,		Year Ended December 31,
	2021	2020	2021	2020	2019
Customer A	32%	37%	16%	18%	21%
Customer B	*	12%	*	10%	*
Customer C	11%	*	*	*	15%
________________
*Represents less than 10%
Cash, Cash Equivalents, and Restricted Cash
Cash and cash equivalents consist of cash in banks and bank deposits. We consider all highly liquid investments, with an original maturity of three months or less at the date of purchase, to be cash equivalents. We maintain certain cash amounts restricted as to our withdrawal or use. Our restricted cash primarily consists of cash deposits to back letters of credit related to certain operating leases and cash deposits that are held to secure our hedging activities.
Short-Term Deposits
Short-term deposits consist of deposits with maturities of 12 months or less as of the balance sheet date. Short-term deposits are reported at fair value as of each balance sheet date.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We measure financial assets and liabilities at fair value for each reporting period using a fair value hierarchy which requires us to maximize the use of observable inputs and minimize the use of unobservable inputs. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:
Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
Financial instruments consist of cash and cash equivalents, restricted cash, short-term deposits, accounts receivables, derivative financial instruments, accounts payables, accrued liabilities, indemnification guarantees, convertible preferred share warrant liabilities (prior to IPO), and convertible preferred share tranche rights (prior to IPO). Cash, restricted cash, accounts receivable, accounts payable, and accrued liabilities are stated at their carrying value, which approximates fair value due to the short time to the expected receipt or payment date. Cash equivalents, short-term deposits, derivative financial instruments, convertible preferred share warrant liabilities, and convertible preferred share tranche rights are stated at fair value on a recurring basis as disclosed in Note 4 below. Prior to IPO, the fair value measurement of convertible preferred share warrant liabilities and convertible preferred share tranche rights are measured using unobservable inputs that require a high level of judgment to determine fair value, and thus are classified as Level 3 financial instruments. We estimate the fair value of convertible preferred share warrant liabilities and convertible preferred share tranche rights using the Black-Scholes option-pricing model and a combination of the probability-weighted expected return method, or PWERM, and discounted present value model, respectively.
We record indemnification guarantees that we issue upon approving a transaction at fair value when issued using the income approach. To measure this guarantee, we consider the premium that would have been received for the same guarantee if it were issued in a stand-alone transaction. The fair value of these indemnification guarantees is determined based on historical chargeback claims, a risk premium fee that would be required for a third party to assume this liability, and an appropriate discount rate due to time. Historical chargeback guarantee claims are assumptions that are not readily observable in the marketplace and are generally classified as Level 3 inputs. Indemnification guarantees are recorded at fair value when issued and not remeasured to fair value each period. Please refer to Note 7 below for more information regarding indemnification guarantees.
Because of the inherent uncertainty of valuation, the estimated fair value of our financial instruments may differ significantly from the values that would have been used had a ready market for the financial instruments existed, and the differences could be material to our consolidated financial statements.
Accounts Receivable, Net
Accounts receivable are recorded at the invoiced amount, net of an allowance for doubtful accounts. The allowance for doubtful accounts is based on our assessment of the collectability of accounts. We regularly review the adequacy of the allowance for doubtful accounts based on a combination of factors, including an assessment of the current merchant’s credit worthiness, the age of the balance, the nature and size of the merchant, the financial condition of the merchant, and the amount of any receivables in

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
dispute. Accounts receivable deemed uncollectible are charged against the allowance for doubtful accounts when identified. The allowance for doubtful accounts were $0.6 million for all periods presented.
Derivative Financial Instruments
We enter into foreign currency forward and option contracts with financial institutions to protect against foreign exchange risks largely attributable to our exposure to changes in the exchange rate of the New Israeli Shekel (“NIS”) against the U.S. dollar that are associated with forecasted future cash flows. Our primary objective in entering into these contracts is to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. We do not use derivative instruments for trading or speculative purposes.
We account for our derivative instruments as either assets or liabilities and carry them at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. Derivative instruments that hedge the exposure to variability in expected future cash flows that are designated as cash flow hedges, are recorded as either prepaid expenses and other current assets or accrued expenses and other current liabilities in the consolidated balance sheets. We record changes in the fair value of these derivatives in accumulated other comprehensive profit (loss) in the consolidated balance sheets, until the forecasted transaction occurs upon which we reclassify the related gain or loss on the derivative to the same financial statement line item in the consolidated statements of operations to which the derivative relates.
Derivative instruments that hedge the exposure to variability in the fair value of assets or liabilities that are not currently designated as hedges for financial reporting purposes, are recorded as either prepaid expenses and other current assets or accrued expenses and other current liabilities in the consolidated balance sheets. We records changes in the fair value of these derivatives in other income (expense), net in the consolidated statements of operations.
Property and Equipment, Net
Property and equipment are stated at cost net of accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the respective assets. Expenditures for maintenance and repairs are expensed as incurred.
The estimated useful lives of our property and equipment are as follows:

Computer equipment	3 years
Furniture and office equipment	5 – 7 years
Leasehold improvements	Shorter of remaining lease term or estimated useful life
Capitalized Software Costs
Costs related to software acquired, developed, or modified solely to meet our internal requirements, with no substantive plans to market such software at the time of development are capitalized. Costs incurred during the preliminary project stage and during the post implementation operational stage are expensed as incurred. Eligible costs incurred during the application development stage of the project are capitalized. Capitalized software development costs are recorded as part of Other assets, noncurrent in the consolidated balance sheets. Maintenance costs are expensed as incurred. Capitalized software development costs are amortized on a straight-line basis over the software’s estimated useful life, which is four years and are recorded in cost of revenue in the consolidated statements of operations. As of December 31, 2021 and 2020, we have capitalized $3.5 million net and $2.1 million net, respectively, of qualifying software development costs. Amortization expenses related to capitalized software costs were $0.4 million, $0.0 million, and $0.0 million for the years ended December 31, 2021, 2020, and 2019, respectively.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Cloud Computing Arrangement Implementation Costs
We capitalize certain implementation costs incurred in a cloud computing arrangement during the application development stage pursuant to Accounting Standards Codification, or ASC, 350-40, Internal Use Software. These costs are amortized over the term of the hosting arrangement on a straight-line basis, and are included within operating expenses in the consolidated statements of operations. Costs incurred in the preliminary stages of development are analogous to research and development activities and are expensed as incurred. These capitalized costs are included in Other assets, noncurrent in the consolidated balance sheets. As of all of the periods presented, we have capitalized $0.3 million of qualifying cloud computing arrangement implementation costs. Amortization expenses related to capitalized cloud computing arrangement implementation costs were $0.2 million, $0.1 million, and $0.0 million for the years ended December 31, 2021, 2020, and 2019, respectively.
Leases
Leases are reviewed and classified as either capital or operating leases at their inception. In certain lease agreements, we may receive renewal or expansion options, rent holidays, and other incentives. For operating leases, we recognize lease costs on a straight-line basis once we take control of the space, without regard to deferred payment terms such as rent holidays that defer the commencement date of required payments. Additionally, incentives received are treated as a reduction of costs over the term of the agreement.
Impairment of Long-Lived Assets
We evaluate the recoverability of long-lived assets, including property and equipment, for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be fully recoverable. Such events and changes may include significant changes in performance relative to expected operating results, significant changes in asset use, significant negative industry or economic trends, and changes in our business strategy. Recoverability of these assets is measured by comparing the carrying amounts with the future undiscounted cash flows that the assets are expected to generate. If such review indicates that the carrying amount of long-lived assets is not recoverable, the carrying amount of such assets is reduced to fair value. We determined that there were no material events or changes in circumstances that indicated that our long-lived assets were impaired during the periods presented.
Indemnification Guarantees
We provide contractual assurances around the accuracy of our approvals so that our merchants can confidently automate a transaction’s execution. Our contracts obligate us to stand ready to indemnify our merchants for any costs incurred from a chargeback due to fraud (i.e., the “guarantee obligation”). Accordingly, we account for the guarantee obligation as an indemnification under the general provisions of ASC 460, Guarantees, or ASC 460, and recognize a liability at fair value upon approving a transaction at an amount that represents what we would need to pay a third party to relieve ourselves from this obligation. This liability is presented as Guarantee obligations on the consolidated balance sheets and will be released to revenue in the consolidated statements of operations.
We are relieved from our guarantee obligation at the earlier of (a) paying a chargeback or (b) expiration of the guarantee which is generally six months from the date of the transaction. We recognize the guarantee obligation as revenue through a systematic and rational amortization method over a six-month period that is representative of our historical pattern of being released from risk under the guarantee obligation.
While no individual transaction is probable of a chargeback occurring, when we analyze a portfolio of transactions, if we believe a future chargeback is probable and reasonably estimated, we accrue a liability and an associated expense through cost of revenue in accordance with ASC 450, Contingencies, or ASC 450. Inputs and assumptions used by management to calculate this provision are based on the

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
transactions approved and the features of those transactions as well as historical information about chargebacks. It is possible that the estimate may change in the near term, and the effect of the change could be material. These liabilities are recorded within Provision for chargebacks, net on the consolidated balance sheets and will be reduced by credits issued or cash paid to merchants. Please refer to Note 7 below for additional information.
Convertible Preferred Share Warrants
Prior to IPO, warrants to purchase our Series B/C and E-1 convertible preferred shares were recorded as a liability at fair value on our consolidated balance sheets as the underlying convertible preferred shares were contingently redeemable, upon a deemed liquidation event that is outside of our control, and therefore could have obligated us to transfer assets.
The Series B/C convertible preferred share warrants were remeasured to fair value at the end of each reporting period with changes in fair value recognized as a gain or loss within Other income (expense), net in the consolidated statements of operations until the earlier of the exercise of the warrants, the expiration of the warrants, or upon the completion of a qualified IPO. Upon IPO, the Series B/C convertible preferred share warrants were converted to warrants to purchase ordinary shares, and the then outstanding liability was reclassified to additional paid-in capital in the consolidated balance sheets. The warrants to purchase ordinary shares may be exercised any time prior to, and shall expire upon, the earlier of (a) April 29, 2025 or (b) immediately prior to the consummation of certain deemed liquidation events.
The Series E-1 convertible preferred share warrants were remeasured to fair value at the end of each reporting period with changes in fair value recognized as a gain or loss within Other income (expense), net in the consolidated statements of operations until the earlier of the exercise of the warrants, the expiration of the warrants, or the completion of a deemed liquidation event, including a qualified IPO. Upon IPO, the Series E-1 convertible preferred share warrants were automatically exercised. Please refer to Note 9 below for additional information.
Convertible Preferred Share Tranche Rights
Our Series E convertible preferred share purchase agreement provided the holders the obligation to purchase additional Series E convertible preferred shares at future dates. We determined that the tranche rights met the definition of a freestanding financial instrument as the tranche rights were legally detachable and separately exercisable from the Series E convertible preferred shares. We accounted for the tranche rights to purchase our Series E convertible preferred shares as an asset or liability on our consolidated balance sheets, as the tranche rights required us to transfer equity instruments upon future settlement.
The tranche rights were recorded at fair value upon issuance and were remeasured to fair value upon settlement and at the end of each reporting period, with changes in fair value recognized as a gain or loss within Other income (expense), net in the consolidated statements of operations. Upon settlement and issuance of the additional Series E convertible preferred shares, the convertible preferred share tranche rights were reclassified from being an asset or liability to convertible preferred shares in the consolidated balance sheets. Upon IPO, the convertible preferred shares automatically converted to ordinary shares. Please refer to Note 8 below for additional information.
Revenue Recognition
We primarily generate revenue by granting merchants access to our eCommerce risk management platform and reviewing and approving eCommerce transactions for legitimacy. Revenue is also generated from the issuance of indemnification guarantees as noted above within “Indemnification Guarantees”. For the majority of our revenue, merchants pay us a percentage of every dollar of the gross merchandise volume, or GMV, that we approve and guarantee on their behalf. Our fee, as determined by our risk-based pricing model, in these situations is a percentage of the GMV of our merchants’ orders that we

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
approve, prior to taxes or other charges. These arrangements do not provide merchants with the right to take possession of our software platform. Rather, merchants are granted continuous access to our software platform under a hosting arrangement over the contractual period.
As noted above within “Indemnification Guarantees”, our contracts with our merchants obligate us to review eCommerce transactions for legitimacy as well as to stand ready to indemnify merchants for costs incurred associated with an approved transaction in the event of a chargeback due to fraud. Our fee is allocated between the consideration owed to us for our fraud review service and the consideration owed to us for issuing indemnification guarantees which are recorded at fair value. Consideration allocated to fraud review is recognized as revenue over the contract period in the month that the transactions are approved while consideration allocated to the indemnification guarantee is recognized as we are released from risk under the guarantee, generally over a six-month period from the date of the transaction.
We present revenue net of cancellations and adjustments for minimum service level agreements.
In accordance with ASC 606, revenue is recognized when a customer obtains control of promised products. The amount of revenue recognized reflects the consideration that we expect to receive in exchange for these products. To achieve the core principle of this standard, we applied the following five steps:
1.Identification of the contract, or contracts, with the merchant
We determine that we have a contract with a merchant when the contract is approved, each party’s rights and obligations regarding the products to be transferred can be identified, the payment terms for the products can be identified, we have determined the merchant has the ability and intent to pay, and the contract has commercial substance. At contract inception, we evaluate whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation. Contracts with our merchants are typically for a period of one year.
2.Identification of the performance obligations in the contract
Performance obligations promised in a contract are identified based on the products that will be transferred to the merchant that are both capable of being distinct, whereby the merchant can benefit from the products either on their own or together with other resources that are readily available from third parties or from us, and are distinct in the context of the contract, whereby the transfer of the products is separately identifiable from other promises in the contract.
For SaaS arrangements, we provide access to our cloud-hosted software platform and reviewing and approving eCommerce transaction for legitimacy, without providing the merchant the right to take possession of our software, which we consider to be a single performance obligation. Revenue generated from the issuance of indemnification guarantees is accounted for under ASC 460. Please refer to “Indemnification Guarantees” above and Note 7 below for additional information.
3.Determination of the transaction price
As our contracts include an unknown quantity of approved transactions at a fixed contractual rate per approved transaction value executed on a monthly basis, the contract price is deemed variable. We allocate the variable consideration to the month in which we have the contractual right to bill under the contract as this represents the amount of consideration to which we expect to be entitled for the transfer of products during that month. Certain of our contracts include additional forms of variable consideration such as service level commitments relating to uptime availability and minimum approval rates as well as provisions that provide for reimbursements should our merchant’s consumer cancel an approved order. If we fail to meet these commitments, merchants are generally permitted to receive a refund in the form of a credit on their invoice. Under certain arrangements, when the merchant’s consumer cancels an order that we have approved, we provide a refund of some or all of the fees owed by our merchant to us generally in

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
the form of a credit on our merchant’s invoice. The transaction price is reduced to reflect our estimate of the amount of consideration to which we are entitled based on the terms of the contract.
Payment terms and conditions vary by contract type, although terms generally include a requirement to pay within 30 days. In instances where the timing of revenue recognition differs from the timing of invoicing, we have determined that our contracts do not include a significant financing component. The primary purpose of our invoicing terms is to provide our merchants with simplified and predictable ways of purchasing our products; not to receive financing from our merchants or to provide merchants with financing. We applied the practical expedient in ASC 606 and did not evaluate payment terms of one year or less for the existence of a significant financing component. Revenue is recognized net of any taxes collected from merchants (e.g., sales tax and other indirect taxes), which are subsequently remitted to governmental entities. We generally do not offer a right of refund in our contracts.
4.Allocation of the transaction price to the performance obligations in the contract
Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on each performance obligation’s relative standalone selling price. Access to our cloud-hosted software is considered one performance obligation in the context of the contract and accordingly the transaction price is allocated to this single performance obligation.
5.Recognition of the revenue when, or as, a performance obligation is satisfied
Revenue is recognized at the time the related performance obligation is satisfied by transferring control of the promised service to the customer. Revenue is recognized in an amount that reflects the consideration that we expect to receive in exchange for those products. For SaaS arrangements, we have determined that these arrangements meet the variable consideration allocation exception and revenue is recognized over the contract period in the month that the transactions are approved.
Contract Balances
Contract assets consist of unbilled accounts receivable. The terms of our agreements are monthly, annual, or multi-year, and we typically invoice our merchants based on monthly usage. In some arrangements, a right to consideration for our performance under the merchant contract may occur before invoicing to the merchant, resulting in an unbilled accounts receivable. The amount of unbilled accounts receivable included within accounts receivable, net on the consolidated balance sheets was immaterial for the periods presented.
Cost to Obtain a Contract
We capitalize sales commissions and associated payroll taxes paid that are incremental to the acquisition of merchant contracts. These costs are recorded as Deferred contract acquisition costs on the consolidated balance sheets. We determine whether costs should be deferred based on our sales compensation plans and if the commissions are incremental and would not have occurred absent the merchant contract. Determining whether such costs are incremental to obtaining the online merchant contract requires a certain degree of judgment.
Sales commissions for the renewal of a contract are not considered commensurate with the sales commissions paid for the acquisition of the initial contract given a substantive difference in commission rates in proportion to their respective contract values. Sales commissions paid for the renewal of a contract are amortized over the contractual term of the renewal. Sales commissions paid upon the initial acquisition of a merchant contract are amortized over an estimated period of benefit of four years. We determine the period of benefit for sales commissions paid for the acquisition of the initial merchant contract by taking into consideration the estimated customer life, technological life of our software, and other factors. These factors involved in the determination of the period of benefit include inherent uncertainties and the application of significant judgment.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Sales commissions are amortized on a straight-line basis and are included in sales and marketing expense in the consolidated statements of operations. We periodically review these deferred contract acquisition costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit. There were no impairment losses recorded during the periods presented.
Cost to Fulfill a Contract
We capitalize certain integration services required in order to be able to fulfill the obligation to provide our products to our merchants. Integration services are promises that are not capable of being distinct. These costs are capitalized to the extent they are directly related to a contract, are recoverable, and generate or enhance resources that will be used in delivering our SaaS products. These costs are recorded as deferred contract fulfillment costs in Other assets, noncurrent on the consolidated balance sheets.
Capitalized costs to fulfill a contract are amortized on a straight-line basis over the expected period of benefit of four years and are included in cost of revenue in the consolidated statements of operations. We determine the period of benefit by taking into consideration the estimated customer life, technological life of our software, and other factors. These factors involved in the determination of period of benefit involve inherent uncertainties and the application of significant judgment. We periodically review these deferred contract fulfillment costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit. There were no impairment losses recorded during the periods presented.
Cost of Revenue
Cost of revenue primarily consist of chargeback expenses, net of chargebacks won, and other expenses directly related to providing our products to our merchants. These other expenses include compensation and benefits related costs, including share-based compensation expense associated with teams integral in providing our service, hosting fees and software costs, payment processing fees, amortization of capitalized software development costs and deferred contract fulfillment costs, depreciation expense, and allocated overhead.
Chargeback claims can be disputed and if the decision of the dispute concludes that the order was legitimate and not fraudulent, the chargeback is classified as chargeback won. We present chargeback expenses net of chargebacks won, since such amounts are refunded to us. Amounts for chargebacks won were $14.3 million, $8.2 million, and $6.8 million for the years ended December 31, 2021, 2020, and 2019, respectively.
Research and Development
Research and development costs primarily consist of compensation and benefits related costs, including share-based compensation expense associated with research and development teams that are responsible for the design, development, and testing of our eCommerce risk management platform infrastructure including expenses associated with adding new features, increasing the functionality, and enhancing the usability of our platform. Research and development costs also consist of third-party software hosting fees used by our research and development teams, depreciation expense, and allocated overhead. Research and development costs are expensed as incurred.
Sales and Marketing
Sales and marketing costs primarily consist of compensation and benefits related costs, including share-based compensation expense directly associated with our sales and marketing teams. Sales and marketing costs also consists of costs associated with conferences, events, digital marketing and advertising programs, amortization of deferred contract acquisition costs including commissions, depreciation expense, and allocated overhead. Sales and marketing costs are expensed as incurred.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Digital marketing programs include advertising, promotional events, and brand-building activities. Advertising costs are expensed as incurred and were $5.2 million, $2.1 million, and $4.7 million for the years ended December 31, 2021, 2020, and 2019, respectively.
General and Administrative
General and administrative costs primarily consist of compensation and benefits related costs, including share-based compensation expense associated with our finance, legal, human resources, information technology and administrative functions. General and administrative costs also consist of third-party professional service fees for external legal, accounting and other consulting services, depreciation expense, and allocated overhead. General and administrative costs are expensed as incurred.
Share-Based Compensation
Share-based compensation expense related to share-based awards is recognized based on the fair value of the awards granted. The fair value of each share option award is estimated on the grant date using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying ordinary shares, the expected term of the share option, the expected volatility of the price of our ordinary shares, risk-free interest rates, and the expected dividend yield of ordinary shares. The assumptions used to determine the fair value of the option awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. The related share-based compensation expense is recognized on a straight-line basis over the requisite service period of the awards, including awards with graded vesting and no additional conditions for vesting other than service conditions. Forfeitures are accounted for as they occur.
We have granted to employees, RSUs, that vest either upon the (a) satisfaction of service-based vesting conditions only and (b) satisfaction of both service-based and performance-based vesting conditions. The fair value of each RSU award is based on the fair value of the underlying ordinary shares as of the grant date. We have also granted to our Chief Executive Officer (“CEO”), RSUs, that vest upon the satisfaction of service-based, performance-based, and market-based vesting conditions. A Monte-Carlo simulation model was used to determine the grant date fair value by simulating a range of scenarios with each outcome resulting in a determined value. The grant date fair value of this award is the average of the values determined by each simulation. The simulation was also used to derive the requisite service period.
For RSU awards with both service-based and performance-based vesting conditions, the service-based vesting condition has varying terms, but is generally satisfied over four to five years. The performance-based vesting condition is satisfied upon the occurrence of a qualifying liquidation event which is defined as the earlier to occur of (i) the six month anniversary of or, if earlier, March 15 of the year following, the occurrence of an IPO or (ii) consummation of a merger and acquisition, or M&A, transaction of the Company. The performance-based vesting condition underlying these awards was satisfied upon our IPO. The market-based condition underlying the CEO RSU is satisfied upon the trading price of our ordinary shares meeting certain thresholds.
RSU awards with service-based vesting conditions only are recognized using the straight-line method. RSU awards with more than just a service-based vesting condition are recognized using the accelerated attribution method once the performance-based vesting condition is probable of occurring.
Income Taxes
We are subject to income taxes in Israel, the United States, and other jurisdictions. These other jurisdictions may have different statutory rates than in Israel. Income taxes are accounted for in accordance with ASC 740, Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
amounts of existing assets and liabilities and their respective tax basis as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are provided when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.
We recognize income tax benefits from uncertain tax positions only if we believe that it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such uncertain tax positions are then measured based on the largest benefit that is more likely than not to be realized upon the ultimate settlement.
Net Profit (Loss) Per Share Attributable to Ordinary Shareholders
We compute net profit (loss) per share using the two-class method required for participating securities. The two-class method requires income available to ordinary shareholders for the period to be allocated between ordinary shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. Under the two-class method, we allocate earnings proportionately to Class A and B ordinary shares outstanding for the period. Prior to IPO, we considered our convertible preferred shares to be participating securities as the holders of the convertible preferred shares would be entitled to dividends in preference to ordinary shareholders. These participating securities do not contractually require the holders of such shares to participate in our losses. As such, net loss for the periods presented was not allocated to our participating securities.
Our basic net profit (loss) per share is calculated by dividing net profit (loss) attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding for the period, without consideration of potentially dilutive securities. The diluted net profit (loss) per share is calculated by giving effect to all potentially dilutive securities outstanding for the period using the treasury stock method or the if-converted method based on the nature of such securities. Diluted net profit (loss) per share is the same as basic net profit (loss) per share in periods when the effects of potentially dilutive shares of ordinary shares are anti-dilutive.
Segment Information
We operate our business in one operating segment and therefore have one reportable segment. Operating segments are defined as components of an entity that engage in business activities for which discrete financial information is available and regularly reviewed by the chief operating decision maker, who is our CEO, in deciding how to allocate resources and assess performance. Our chief operating decision maker allocates resources and assesses performance based upon discrete financial information at the consolidated level.
Revenue by geographical region can be found in the revenue recognition disclosures in Note 3 below. The following table presents our property and equipment, net of depreciation and amortization, by geographic region:

	As of December 31,
	2021	2020
	(in thousands)
United States	$1,997	$2,074
Israel	14,868	2,491
Rest of world	103	75
Total property and equipment, net	$16,968	$4,640

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Recently Adopted Accounting Pronouncements
As an emerging growth company, or EGC, the Jumpstart Our Business Startups Act, or the JOBS Act, allows us to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The JOBS Act does not preclude an EGC from early adopting new or revised accounting standards. We have elected to use extended transition periods permissible under the JOBS Act while also early adopting certain accounting pronouncements. The adoption dates discussed below reflect these elections.
In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which simplifies the designation and measurement requirements of hedge accounting in certain situations and allows companies to better align their hedge accounting with their risk management activities. The guidance also eases certain hedge effectiveness assessment requirements, expands the eligibility of hedging strategies that may qualify for hedge accounting and modifies certain presentation and disclosure requirements. We adopted ASU 2017-12 as of January 1, 2021 and the adoption did not have a material impact on our consolidated financial statements.
Recently Issued Accounting Pronouncements
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), including subsequent amendments thereafter, which would require lessees to put all leases on their balance sheets, whether operating or financing, while continuing to recognize the expenses on their income statements in a manner similar to current practice. The guidance states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying asset for the lease term. In June 2020, the FASB issued ASU No. 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which defers the effective date of ASU 2016-02 for non-public entities to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The guidance will be effective for us beginning January 1, 2022, and interim periods in fiscal years beginning January 1, 2023.
We will adopt this guidance as of January 1, 2022 and plan to use the modified retrospective method of applying the new standard at the adoption date. Under this approach, we will continue to report comparative periods presented in the period of adoption under ASC 840. We will elect the package of practical expedients permitted under the transition guidance, which allows us to not reassess our historical conclusions relating to lease identification and classification for existing leases upon adoption. As an accounting policy, we will elect to keep leases with an initial term of 12 months or less off of our consolidated balance sheets and will not separate lease and non-lease components by class of underlying asset. We expect the adoption will result in the initial recognition of operating lease right-of-use assets and related operating lease liabilities that were not previously recognized of approximately $37.5 million. The adoption of Topic 842 will not have a material impact to our consolidated statements of operations or cash flows.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, including subsequent amendments thereafter, which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. The guidance will be effective for us beginning January 1, 2023, and interim periods therein. Early adoption is permitted. We are currently evaluating whether to early adopt ASU 2016-13 and the effect that the guidance will have on our consolidated financial statements and related disclosures.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
3. Revenue Recognition
Disaggregation of Revenue
The following tables summarize revenue by region based on the billing address of our merchants:

	Year Ended December 31,
	2021		2020		2019
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue
	(in thousands, except where indicated)
United States	$163,681	71%	$129,371	76%	$81,393	62%
Netherlands	11,077	5	4,953	3	19,616	15
Israel	2,353	1	879	1	284	*
Rest of world	52,030	23	34,537	20	29,262	23
Total revenue	$229,141	100%	$169,740	100%	$130,555	100%
_________________
*Represents less than 1%
The following tables summarize revenue based on the nature and type of service provided to our merchants:

	Year Ended December 31,
	2021		2020		2019
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue
	(in thousands, except where indicated)
Fraud review service revenue (ASC 606)	$132,261	58%	$96,774	57%	$66,471	51%
Indemnification guarantee service revenue (ASC 460)	96,880	42	72,966	43	64,084	49
Total revenue	$229,141	100%	$169,740	100%	$130,555	100%
We primarily generate revenue from our chargeback guarantee offering. Revenue generated from other offerings are not material.
Cost to Obtain a Contract
The following table represents a rollforward of deferred contract acquisition costs:

	Year Ended December 31,
	2021	2020	2019
	(in thousands)
Beginning balance	$6,983	$2,696	$1,242
Additions to deferred contract acquisition costs	7,744	5,857	2,079
Amortization of deferred contract acquisition costs	(3,097)	(1,570)	(625)
Ending balance	$11,630	$6,983	$2,696

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Cost to Fulfill a Contract
The following table represents a rollforward of deferred contract fulfillment costs included within Other assets, noncurrent on the consolidated balance sheets:

	Year Ended December 31,
	2021	2020	2019
	(in thousands)
Beginning balance	$2,166	$1,213	$512
Additions to deferred contract fulfillment costs	1,789	1,558	982
Amortization of deferred contract fulfillment costs	(1,025)	(605)	(281)
Ending balance	$2,930	$2,166	$1,213
4. Fair Value Measurements
The following tables present information about our financial instruments that are measured at fair value on a recurring basis:

	As of December 31, 2021
	Fair Value	Level 1	Level 2	Level 3
	(in thousands)
Financial Assets:
Bank deposits included in cash and cash equivalents	$355,260	$355,260	$—	$—
Short-term deposits	85,132	—	85,132	—
Derivative financial instruments included in prepaid expenses and other current assets	244	—	244	—
Total financial assets	$440,636	$355,260	$85,376	$—

Financial Liabilities:
Derivative financial instruments included in accrued expenses and other current liabilities	$61	$—	$61	$—
Total financial liabilities	$61	$—	$61	$—

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31, 2020
	Fair Value	Level 1	Level 2	Level 3
	(in thousands)
Financial Assets:
Bank deposits included in cash and cash equivalents	$17,052	$17,052	$—	$—
Short-term deposits	14,009	—	14,009	—
Total financial assets	$31,061	$17,052	$14,009	$—

Financial Liabilities:
Convertible preferred share tranche rights included in accrued expenses and other current liabilities	$2,478	$—	$—	$2,478
Convertible preferred share warrant liabilities included in other liabilities, noncurrent	9,089	—	—	9,089
Total financial liabilities	$11,567	$—	$—	$11,567
The following table presents the summary of the changes in the fair value of our Level 3 financial instruments:

	Convertible Preferred Shares
	Warrant Liabilities	Tranche Rights
	(in thousands)
Balance as of December 31, 2019	$5,239	$1,070
Settlement of convertible preferred share tranche rights	—	(551)
Changes in fair value	3,850	1,959
Balance as of December 31, 2020	9,089	2,478
Changes in fair value	101,413	21,260
Settlement of convertible preferred share tranche rights and Series E-1 convertible preferred share warrants	(74,724)	(23,738)
Reclassification of Series B/C convertible preferred share warrant liability to equity	(35,778)	—
Balance as of December 31, 2021	$—	$—
We classify our bank deposits within Level 1 of the fair value hierarchy because it is valued based on quoted market prices in active markets. We classify our short-term deposits and derivative financial instruments within Level 2 of the fair value hierarchy because they are valued using inputs other than quoted prices which are directly or indirectly observable in the market, including readily-available pricing sources for the identical underlying security which may not be actively traded. Prior to conversion, we classified our convertible preferred share warrant liabilities within Level 3 of the fair value hierarchy as the fair value measurement is based on significant inputs not observed in the market, such as the fair value of the underlying Series B/C and Series E convertible preferred shares. Prior to settlement, we classified our convertible preferred share tranche rights within Level 3 as the fair value measurement is based on significant inputs not observed in the market, such as the fair value of the underlying Series E convertible preferred shares.
Please refer to Note 7 below for more information regarding the fair value of our indemnification guarantees.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
5. Derivative Financial Instruments and Hedging
Notional Amount of Foreign Currency Contracts
The gross notional amounts of our foreign currency contracts are NIS denominated. The notional amounts of outstanding foreign currency contracts in U.S. dollar as of the periods presented were as follows:

	As of December 31,
	2021	2020
	(in thousands)
Derivative Designated as Hedging Instruments:
Foreign currency contracts	$21,865	$—
Derivatives Not Designated as Hedging Instruments:
Foreign currency contracts	1,286	12,442
Total derivative instruments	$23,151	$12,442
Effect of Foreign Currency Contracts on the Consolidated Statements of Operations
The effect of foreign currency contracts on the Consolidated Statements of Operations during the periods presented were as follows:

	Derivatives Not Designated as Hedging Instruments
	Year Ended December 31,
	2021	2020	2019
	(in thousands)
Statement of Operations Location:
Other income (expense), net	$(59)	$(231)	$—
Total gain (loss) recognized in earnings	$(59)	$(231)	$—
Total gain or loss recognized in earnings from derivatives designated as hedging instruments were zero for all periods presented.
Effect of Foreign Currency Contracts on Accumulated Other Comprehensive Profit (Loss)
The following table represents the net unrealized gains of foreign currency contracts designated as hedging instruments, net of tax, that were recorded in accumulated other comprehensive profit (loss) as of December 31, 2021, and their effect on other comprehensive profit (loss) for the year ended December 31, 2021:

Year Ended December 31, 2021
(in thousands)
Balance as of December 31, 2020	$—
Amount of net gains (loss) recorded in accumulated other comprehensive profit (loss)	176
Amount of net gains (loss) reclassified from accumulated other comprehensive profit (loss) to earnings	—
Balance as of December 31, 2021	$176
There were no foreign currency contracts designated as hedging instruments for the years ended December 31, 2020 and 2019. As of December 31, 2021, net deferred gains totaled $0.2 million and are

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
expected to be recognized as operating expenses in the same financial statement line item in the Consolidated Statements of Operations to which the derivative relates over the next twelve months.
6. Consolidated Balance Sheet Components
Property and Equipment, Net
Property and equipment, net consisted of the following:

	As of December 31,
	2021	2020
	(in thousands)
Computer equipment	$6,104	$3,016
Furniture and office equipment	2,216	1,287
Leasehold improvements	12,825	2,950
Property and equipment, gross	21,145	7,253
Less: accumulated depreciation and amortization	(4,177)	(2,613)
Property and equipment, net	$16,968	$4,640
Depreciation and amortization expenses were $1.8 million, $1.3 million, and $0.7 million for the years ended December 31, 2021, 2020, and 2019, respectively.
Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2021	2020
	(in thousands)
Customer credits	$3,462	$4,377
Accrued expenses	7,557	3,075
Convertible preferred share tranche rights, current	—	2,478
Other	2,287	1,909
Accrued expenses and other current liabilities	$13,306	$11,839
Other Liabilities, Noncurrent
Other liabilities, noncurrent consisted of the following:

	As of December 31,
	2021	2020
	(in thousands)
Convertible preferred share warrant liabilities	$—	$9,089
Deferred rent	6,580	1,955
Other	2,779	1,341
Other liabilities, noncurrent	$9,359	$12,385
7. Guarantees, Commitments, and Contingencies
Indemnification Guarantees
We provide contractual assurances around the accuracy of our approvals so that our merchants can confidently automate a transaction’s execution. Our contracts obligate us to stand ready to indemnify our

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
merchants for any costs incurred from a chargeback due to fraud. Accordingly, we account for the guarantee obligation as an indemnification under the general provisions of ASC 460 and recognize a liability at fair value upon approving a transaction at an amount that represents what we would need to pay a third party to relieve ourselves from this obligation. This liability is presented as Guarantee obligations on the consolidated balance sheets and was $12.1 million and $12.4 million as of December 31, 2021 and 2020, respectively, and will be released to revenue in the consolidated statements of operations.
We are relieved from our guarantee obligation at the earlier of (a) paying a chargeback or (b) expiration of the guarantee which is generally six months from the date of the transaction. We recognize the guarantee obligation as revenue through a systematic and rational amortization method over a six-month period that is representative of our historical pattern of being released from risk under the guarantee obligation.
Our provision for chargebacks includes amounts associated with chargebacks that have been submitted and accepted but not yet paid by us as of the balance sheet date as well as estimates of chargebacks that have not yet been submitted and accepted relating to approved transactions that are accounted for under ASC 450, Contingencies. While no individual transaction is probable of a chargeback occurring, when we analyze a portfolio of transactions, if we believe a future chargeback is probable and reasonably estimated, we accrue a liability and an associated expense through cost of revenue. Inputs and assumptions used by management to calculate the provision are based on the transactions approved and the features of those transactions as well as historical information about chargebacks. It is possible that the estimate may change in the near term, and the effect of the change could be material. Provision for chargebacks, net on the consolidated balance sheets were $12.0 million and $10.6 million as of December 31, 2021 and 2020, respectively, and will be reduced by credits issued or cash paid to merchants.
As of December 31, 2021, our portfolio of potential chargeback liabilities was diversified across numerous industries, hundreds of merchants, and millions of individual transactions. The maximum potential payment to our merchants for these guarantees at a point in time, if every order we approved was fraudulent, is generally the aggregate approved transaction amount excluding cancelled orders, orders that have expired guarantees, and orders for which guarantees have already been paid. As of December 31, 2021, there was $48.4 billion in outstanding indemnification guarantees.
Historically, we have had to pay approximately 0.1% of guarantees that we have issued and net chargeback expenses for the years ended December 31, 2021, 2020, and 2019, were $85.5 million, $63.1 million, and $54.4 million, respectively, which was in line with our budgets for the associated periods.
Operating Leases
We lease our office facilities under non-cancelable agreements that expire at various dates through 2031. Lease expenses during the years ended December 31, 2021, 2020, and 2019 were $5.9 million, $4.2 million, and $3.4 million, respectively. Sublease income during the years ended December 31, 2021, 2020, and 2019 were $0.1 million, $0.9 million, and $0.8 million, respectively. The minimum rental payments under operating leases as of December 31, 2021 were as follows:

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Amount
(in thousands)
Year Ending December 31,
2022	$6,975
2023	6,853
2024	6,648
2025	6,403
2026	6,448
Thereafter	22,631
Total	$55,958
Excluded from the table above is an unsecured and undated promissory note issued in December 2020 in connection with the execution of a lease agreement for an amount of $3.3 million and $3.2 million as of December 31, 2021 and 2020, respectively. The promissory note may only be withdrawn in the event of a material and fundamental breach of the lease agreement. The promissory note expires three months after the lease termination date. As of December 31, 2021 and 2020, we were in full compliance of the terms and conditions of the promissory note, and the promissory note has not been withdrawn.
Non-Cancelable Purchase Obligations
In the normal course of business, we enter into non-cancelable purchase commitments with various parties primarily for hosting and software services. As of December 31, 2021, we had outstanding non-cancelable purchase obligations with a term of 12 months or longer as follows:

Amount
(in thousands)
Year Ending December 31,
2022	$1,298
2023	524
2024	202
2025	25
Total	$2,049
Other Indemnifications and Contingencies
In the ordinary course of business, we agree to indemnify certain parties. In our merchant agreements, we have agreed to indemnify, defend, and hold harmless the indemnified party for third-party claims and related losses suffered or incurred by the indemnified party from actual or threatened third-party intellectual property infringement claims. For certain large or strategic merchants, we have agreed to indemnify, defend and hold harmless the indemnified party for non-compliance with certain additional representations and warranties made by us. In addition, we have entered into indemnification agreements with our officers and directors. As we have a limited history of prior indemnification claims and the payments we have made under such agreements have not had a material adverse effect on our results of operations, cash flows, or financial position, we are unable to reasonably estimate the maximum potential amount of future payments related to these indemnification agreements. However, to the extent that valid indemnification claims arise in the future, future payments by us could be significant and could have a material adverse effect on our results of operations or cash flows in a particular period. As of December 31, 2021 and 2020, we did not have any material indemnification claims that were probable or reasonably possible.
Legal Proceedings

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Occasionally we may be subject to various proceedings, lawsuits, disputes, or claims. We investigate these claims as they arise and accrue liabilities when losses are probable and reasonable estimated. Although claims are inherently unpredictable, we are currently not aware of any matters that, if determined adversely to us, would individually or taken together, have a material adverse effect on our business, financial position, results of operations, or cash flows.
8. Convertible Preferred Shares
The Series E convertible preferred shares financing was structured to close in four separate tranches. In October 2019, we closed the first tranche and issued 2,480,485 shares of Series E convertible preferred shares for $19.02 per share and warrants to purchase an aggregate total of 1,433,142 Series E-1 convertible preferred shares at an exercise price of $25.20 per share for total gross proceeds of $47.2 million, of which $1.8 million was allocated to the Series E-1 convertible preferred share warrants and $1.3 million was allocated to the tranche rights. Total issuance costs were $1.7 million.
In April and October 2020, we closed the second and third tranches and issued a total of 2,900,826 shares of Series E convertible preferred shares for $19.02 per share for total gross proceeds of $55.2 million. Total issuance costs were $1.5 million.
During the second quarter of 2021, we closed the fourth tranche and issued a total of 1,450,414 shares of Series E convertible preferred shares for $19.02 per share for total gross proceeds of $27.6 million. Total issuance costs were $0.8 million.
Upon completion of the IPO during the third quarter of 2021, all outstanding convertible preferred shares, totaling 32,291,470 shares, were automatically converted into an equivalent number of ordinary shares on a one-to-one basis and their carrying value of $291.3 million was reclassified into shareholders’ equity. As of December 31, 2021, there were no shares of convertible preferred shares issued and outstanding. Convertible preferred shares consisted of the following as of December 31, 2020:

	As of December 31, 2020
	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Aggregate Liquidation Preference
	(in thousands, except share data)
Series A	6,228,199	6,228,199	$1,612	$1,619
Series B	5,093,025	4,667,700	3,926	3,921
Series C	7,465,072	7,356,972	24,438	24,572
Series D	6,243,934	6,243,934	32,998	33,093
Series E	6,831,725	5,381,311	96,590	102,353
Series E-1	1,433,142	—	—	—
Total convertible preferred shares	33,295,097	29,878,116	$159,564	$165,558
Assumptions Used in Determining the Fair Value of Future Tranche Rights
Prior to IPO, we remeasured our outstanding convertible preferred share tranche rights to fair value using a combination of the PWERM and discounted present value model. We selected these models as we believe they are reflective of all significant assumptions that market participants would likely consider in negotiating the transfer of the future tranche rights. Such assumptions include, among other inputs, fair value of underlying preferred shares, time to payments, and risk-free rates. As of December 31, 2021, there were no outstanding convertible preferred share tranche rights. As of December 31, 2020 the key

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
inputs used in the valuation were as follows:

As of December 31, 2020
Fair value of Series E convertible preferred shares	$20.74
Time to payments (years)	0.33
Risk-free interest rate	0.09%
9. Convertible Preferred Share Warrants
In conjunction with the issuance of the Series E convertible preferred shares in October 2019, the holders of Series E convertible preferred shares received warrants to purchase an aggregate of 1,433,142 Series E-1 convertible preferred shares at an exercise price of $25.20 per share.
Immediately prior to the closing of the IPO, 962,940 shares of Series E-1 convertible preferred shares were issued upon the exercise of the Series E-1 convertible preferred share warrants. Upon completion of the IPO, the Series E-1 convertible preferred shares were converted in full into 962,940 Class A ordinary shares and 1,925,880 Class B ordinary shares, of which 257,521 Class A ordinary shares and 515,042 Class B ordinary shares were exercised against the payment of $6.5 million in cash and the remainder were exercised on a cashless basis, after giving effect to the Recapitalization.
As of December 31, 2021, the following warrants were issued and outstanding, after giving effect to the Recapitalization:

	As of December 31, 2021
	Issued and Outstanding Share Warrants		Weighted-Average Exercise Price		Expiration Date
	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares	Class B Ordinary Shares
Warrants to purchase ordinary shares	425,325	850,650	$0.28	$0.28	April 2025
Total	425,325	850,650
As of December 31, 2020, the following warrants were issued and outstanding:

	As of December 31, 2020
	Issued and Outstanding Share Warrants			Weighted-Average Exercise Price			Expiration Date
	Series B	Series C	Series E-1	Series B	Series C	Series E-1
Series B/C	425,325	108,100	—	$0.84	$3.34	—	April 2025
Series E-1	—	—	1,433,142	—	—	$25.20	November 2022
Total	425,325	108,100	1,433,142
As of December 31, 2020, the shares issuable upon exercise of the Series B/C convertible preferred share warrants were Series B convertible preferred shares or Series C convertible preferred shares. Such election may be made by the holder of the Series B/C convertible preferred share warrant in its sole discretion. On May 4, 2021, the Series B/C convertible preferred share warrant was amended and restated to, among other things, remove the holder's Series B/C convertible preferred share election right. As a result of the amendment, prior to the IPO, the shares issuable upon exercise of the Series B/C convertible preferred share warrant shall solely be Series B convertible preferred shares. All other terms and conditions of the Series B/C convertible preferred share warrant, as shown in the table above, remained unchanged. As discussed in Note 2 above, upon completion of the IPO during the third quarter

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
of 2021, the Series B/C convertible preferred share warrants automatically converted to warrants to purchase ordinary shares.
Prior to IPO, we remeasured our outstanding convertible preferred share warrant liabilities to fair value using the Black-Scholes option-pricing model. As of December 31, 2021, there were no shares of convertible preferred share warrants issued and outstanding. As of December 31, 2020 the key inputs used in the valuation were as follows:

As of December 31, 2020
Fair value of Series B convertible preferred shares	$13.32
Fair value of Series E convertible preferred shares	$20.74
Expected term (years)	0.75-1.75
Expected volatility	70.00%
Risk-free interest rate	0.10%-0.12%
Expected dividend yield	0.00%
Estimates of expected term were based on the remaining contractual period of the warrants. Estimates of the volatility for the Black-Scholes option-pricing model were based on the volatility of the respective convertible preferred shares. The risk-free interest rates were based on the U.S. Treasury yield for a term consistent with the estimated expected terms. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. As a result, an expected dividend yield of zero percent was used.
10. Ordinary Shares and Equity Incentive Plan
Ordinary Shares
Upon the completion of the IPO, our amended and restated AoA became effective, which authorized the issuance of up to 900,000,000 Class A ordinary shares with no par value and 232,500,000 Class B ordinary shares with no par value, respectively.
We have the following ordinary shares reserved for future issuance:

	As of December 31,
	2021	2020
Conversion of convertible preferred shares	—	29,878,116
Warrants to purchase convertible preferred shares(1)	—	1,858,467
Warrants to purchase ordinary shares(2)	1,775,475	—
Share options and RSUs issued and outstanding under the 2013 Plan	26,460,287	5,934,521
Remaining shares available for future issuance under the 2013 Plan	—	2,129,796
Share options and RSUs issued and outstanding under the 2021 Plan	803,556	—
Remaining shares available for future issuance under the 2021 Plan	13,474,214	—
Total ordinary shares reserved	42,513,532	39,800,900

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_________________
(1)Includes the Series E-1 convertible preferred share warrant and the Series B/C convertible preferred share warrant. Prior to May 4, 2021, assumes the Series B/C convertible preferred share warrants are exercised into Series B convertible preferred shares. If the holder had elected to exercise into Series C convertible preferred shares, total ordinary shares reserved for future issuance would be 39,483,675 as of December 31, 2020. On May 4, 2021, the Series B/C convertible preferred share warrant was amended and restated to, among other things, remove the holder's Series B/C convertible preferred share election right. As a result of the amendment, the shares issuable upon exercise of the Series B/C convertible preferred share warrant shall solely be Series B convertible preferred shares. Upon completion of the IPO, the Series B/C convertible preferred share warrants automatically converted to warrants to purchase ordinary shares.
(2)Includes the warrants to purchase ordinary shares as a result of the conversion of Series B/C convertible preferred share warrants discussed in (1) above, and warrants issued to customers.

Equity Incentive Plan
The 2013 Equity Incentive Plan, or the 2013 Plan, was adopted by our board of directors on July 13, 2013 and amended and restated on February 23, 2021. The U.S. Sub-Plan to the 2013 Plan, or the U.S. Sub-Plan, was adopted by our board of directors on May 10, 2015 and amended and restated on February 23, 2021. The 2013 Plan and U.S. Sub-Plan provide for the grant of equity-based incentive awards to our employees, directors, office holders, and consultants in order to incentivize them to increase their efforts on behalf of us and to promote the success of our business.
Immediately prior to the completion of the IPO, we adopted the 2021 Share Incentive Plan, or the 2021 Plan. Following the effectiveness of the 2021 Plan, we no longer grant any awards under the 2013 Plan, though previously granted share-based awards under the 2013 Plan remain outstanding and governed by the 2013 Plan. The 2021 Plan provides for the grant of stock options (including incentive stock options and non-qualified stock options), Class A ordinary shares, restricted shares, RSUs, stock appreciation rights and other share-based awards. The maximum number of Class A ordinary shares available for issuance under the 2021 Plan is equal to the sum of (i) 13,951,037 Class A ordinary shares, (ii) any shares subject to awards under the 2013 Plan which have expired, or were cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares or became unexercisable without having been exercised and (iii) an annual increase on the first day of each year beginning in 2022 and on January 1st of each calendar year thereafter during the term of the 2021 Plan, equal to the lesser of (A) 5% of the outstanding Class A ordinary shares of the Company on the last day of the immediately preceding calendar year, on a fully diluted, as converted basis; and (B) such amount as determined by our board of directors if so determined prior to January 1 of a calendar year, provided that no more than 13,951,037 Class A ordinary shares may be issued upon the exercise of incentive share options.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Share Options and Shares Available for Grant
Share options generally vest over four years and expire ten years after the date of grant. We issue Class A ordinary shares upon exercise of share options. A summary of share options under our equity incentive plan and related information is as follows:

	Share Options Outstanding
	Outstanding Share Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
	(in thousands, except share, life and per share data)
Balance as of December 31, 2020	5,934,521	$3.31	6.5	$48,479
Options granted	2,244,856	$11.17
Bonus issuance upon Recapitalization(1)	14,269,379
Options exercised	(3,006,393)	$0.99
Options forfeited	(607,623)	$5.13
Balance as of December 31, 2021	18,834,740	$2.05	7.0	$109,397
Exercisable as of December 31, 2021	10,181,218	$0.91	5.7	$70,767
_________________
(1)As of December 31, 2021, these shares options are to be settled in Class A ordinary shares upon exercise.

The weighted-average grant date fair value of share options granted during the years ended December 31, 2021, 2020, and 2019 were $16.63, $4.40, and $4.30, respectively. The aggregate grant date fair value of share options vested during the years ended December 31, 2021, 2020, and 2019 were $3.2 million, $2.6 million, and $0.7 million, respectively. The total intrinsic value of share options exercised during the years ended December 31, 2021, 2020, and 2019 were $68.6 million, $4.3 million, and $2.7 million, respectively. As of December 31, 2021, unrecognized share-based compensation cost related to unvested share options was $27.4 million, which is expected to be recognized over a weighted-average period of 3.1 years.
The Black-Scholes assumptions used to value the employee share options at the grant dates are as follows:

	Year Ended December 31,
	2021	2020	2019
Expected term (years)	5.44 - 6.60	5.75 - 6.11	5.20 - 6.11
Expected volatility	67.26% - 68.52%	55.00% - 65.00%	55.00% - 62.61%
Risk-free interest rate	0.99% - 1.12%	0.52% - 1.73%	1.66% - 2.50%
Expected dividend yield	0.00%	0.00%	0.00%
These assumptions and estimates were determined as follows:
•Fair Value of Ordinary Shares - Prior to IPO, the fair value was determined by our board of directors, with input from management and valuation reports prepared by third-party valuation specialists. Post IPO, the fair value of each ordinary share was based on the closing price of our publicly traded ordinary shares as reported on the date of the grant.
•Expected Term - The expected term represents the period that the share options are expected to be outstanding. For share option grants that are considered to be “plain vanilla,” we determine the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the share options.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
•Expected Volatility - As we have a short trading history for our ordinary shares, the expected volatility is derived from the average historical share volatilities of several unrelated public companies within our industry that we consider to be comparable to our own business over a period equivalent to the option’s expected term.
•Risk-Free Interest Rate - The risk-free rate for the expected term of the share options are based on the yields of U.S. Treasury securities with maturities appropriate for the expected term of employee share option awards.
•Expected Dividend Yield. - We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. As a result, an expected dividend yield of zero percent was used.
Restricted Share Units
Our RSUs outstanding generally vest either upon the satisfaction of service-based vesting conditions only, the satisfaction of both service-based and performance-based vesting conditions or the satisfaction of service-based, performance-based and market-based vesting conditions. Please refer to Note 2 above for more information regarding the vesting conditions of our RSUs. RSUs can only vest prior to the expiration date of the award which is seven years from the date of grant. Shareholders are able to retain RSUs vested with respect to the satisfaction of the service-based vesting condition upon termination of employment or service, and such RSUs remain subject to the performance-based vesting condition. Any RSUs that have not vested will automatically terminate on their expiration date.
For awards with both service-based and performance-based vesting conditions, the performance-based vesting condition was deemed probable of being achieved upon the closing of our IPO, upon which we recorded a cumulative catch-up of share-based compensation expense of $2.6 million using the accelerated attribution method.
A summary of RSU activity, including activity under our equity incentive plan, and related information is as follows:

	Number of Shares	Weighted-Average Grant-Date Fair Value Per Share
Unvested as of December 31, 2020	—	$—
Granted	3,253,008	$38.94
Bonus issuance upon Recapitalization(1)	5,183,698
Vested	—	$—
Forfeited	(7,603)	$19.49
Unvested as of December 31, 2021	8,429,103	$15.01
_________________
(1)As of December 31, 2021, these RSUs are to be settled in 437,870 Class A Ordinary Shares and 4,745,828 Class B Ordinary Shares upon vesting.

As of December 31, 2021, total unrecognized share-based compensation expense related to unvested RSUs was approximately $103.0 million, which is expected to be recognized over a weighted-average period of 5.58 years.
2021 Employee Share Purchase Plan
We adopted the 2021 Employee Share Purchase Plan, or ESPP, immediately prior to our IPO. A total of 3,742,961 Class A ordinary shares are available for sale under the ESPP, subject to adjustment as provided for in the ESPP. In addition, on the first day of each fiscal year beginning on January 1, 2022

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
and ending on and including January 1, 2031, such pool of Class A ordinary shares shall be increased by that number of our Class A ordinary shares equal to the lesser of: (i) 1% of the outstanding Class A ordinary shares as of the last day of the immediately preceding fiscal year, determined on a fully diluted as-converted basis; or (ii) such other amount as our board of directors may determine.
Generally, all of our employees are eligible to participate if they are employed by us. However, an employee may not be granted rights to purchase our ordinary shares under the ESPP if such employee (i) immediately after the grant would own capital shares or hold outstanding share options to purchase such shares possessing 5% or more of the total combined voting power or value of all classes of our shares or any of our subsidiaries.
As of December 31, 2021, we have not effected any offering under the ESPP.
Secondary Transactions
2019 Secondary Transaction: In December 2019, in conjunction with the Series E convertible preferred share financing, our founders sold 1,012,572 ordinary shares to existing investors at a per share price of $18.08. As the purchases were made by economic interest holders in our acquired shares from our founders, we assessed the impact of this transaction at a price in excess of fair value of such shares. Accordingly, we recognized $9.6 million of such excess value as share-based compensation expense during the year ended December 31, 2019.
2020 Secondary Transaction: In April 2020, in conjunction with the Series E convertible preferred shares financing, certain of our employees and shareholders sold 1,120,809 ordinary shares, of which 521,473 shares were sold by our employees to existing investors at a per share price of $18.08. As the purchases were made by economic interest holders in our acquired shares from our employees, we assessed the impact of this transaction at a price in excess of fair value of such shares. Accordingly, we recognized $5.5 million of such excess value as share-based compensation expense during the year ended December 31, 2020.
Share-Based Compensation
Share-based compensation expense by line item in the consolidated statements of operations is summarized as follows:

	Year Ended December 31,
	2021	2020	2019
	(in thousands)
Cost of revenue	$216	$38	$12
Research and development	4,246	3,621	465
Sales and marketing	10,710	2,814	5,534
General and administrative	18,186	1,472	5,226
Total share-based compensation expense	$33,358	$7,945	$11,237
11. Income Taxes
Ordinary taxable income in Israel is subject to a corporate tax rate of 23%. However, the effective tax rate payable by a company that derives income from a Preferred Technological Enterprise (as discussed below) may be considerably less. Capital gains (which are not ‘Inflationary Surplus’, as described below) derived by an Israeli company are generally subject to the prevailing corporate tax rate.
Law for the Encouragement of Capital Investments, 1959
The Law for the Encouragement of Capital Investments, 1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets).

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Investment Law was significantly amended effective on April 1, 2005, January 1, 2011, and on January 1, 2017, or the 2017 Amendment. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.
The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment included new tax benefits for “Technological Enterprises,” as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.
The 2017 Amendment provides that a technology company satisfying certain conditions should qualify as a “Preferred Technology Enterprises,” or PTE, granting a 12% tax rate in central Israel on income deriving from Benefited Intangible Assets, subject to a number of conditions being fulfilled, including a minimal amount or ratio of annual R&D expenditure and R&D employees, as well as having at least 25% of annual income derived from exports to large markets. PTE is defined as an enterprise which meets the aforementioned conditions and for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion.
We have not adopted the PTE status currently, but believe we are eligible for the PTE status in future tax years and have tax-effected our Israel deferred tax assets and liabilities at the appropriate PTE rates. Our subsidiaries are separately taxed under the domestic tax laws of the jurisdiction of incorporation of each entity.
Profit (loss) before the provision for income taxes consisted of the following for the years ended December 31, 2021, 2020, and 2019:

	Year Ended December 31,
	2021	2020	2019
	(in thousands)
Israel	$(154,339)	$(13,479)	$(8,302)
International	(22,988)	3,207	(5,398)
Total	$(177,327)	$(10,272)	$(13,700)

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The provision for income taxes was as follows:

	Year Ended December 31,
	2021	2020	2019
	(in thousands)
Current:
Israel	$4	$4	$212
International	121	32	45
Total current income tax expense	125	36	257
Deferred:
Israel	—	—	—
International	1,433	1,039	218
Total deferred income tax expense	1,433	1,039	218
Total provision for income taxes	$1,558	$1,075	$475
A reconciliation of our statutory income tax expense to our effective income tax provision is as follows:

	Year Ended December 31,
	2021	2020	2019
	(in thousands)
Israel tax benefit at statutory rate	$(40,784)	$(2,362)	$(3,151)
Preferred enterprise	3,052	169	750
Foreign rate differential	912	332	2,376
Share-based compensation	1,753	1,328	245
Warrant revaluation	23,325	1,336	100
Tranche right revaluation	4,890	—	—
Prior period adjustments	84
Permanent differences	98	83	(138)
ASC 606		—	133
Uncertain tax position	3,784	5	234
Change in valuation allowance	4,444	184	(74)
Total	$1,558	$1,075	$475
Our effective tax rate was (0.88)% for the year ended December 31, 2021, compared to an effective tax rate of (10)% for the year ended December 31, 2020 and (3)% for the year ended December 31, 2019. The effective tax rates for the periods presented are primarily comprised of Israel statutory taxes, warrant revaluation, share-based compensation expense, foreign taxes, and change in valuation allowance position. The difference in the effective tax rate of (0.88)% for the year ended December 31, 2021 as compared to the effective tax rate of (10)% for the year ended December 31, 2020 and (3)% for the year ended December 31, 2019 was related to movement of warrant revaluation and non-deductible share-based compensation in Israel and in our U.S. subsidiary which was included as part of the foreign rate differential.
The provision for income taxes was $1.6 million, $1.1 million, and $0.5 million for the years ended December 31, 2021, 2020, and 2019, respectively. The provision for income taxes for the year ended December 31, 2021 consisted primarily of income taxes related to the United States and other foreign jurisdictions in which we conduct business.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
The following table presents the significant components of our deferred tax assets and liabilities:

	Year Ended December 31,
	2021	2020	2019
	(in thousands)
Deferred tax assets:
Research and development expenses	$1,436	$1,742	$2,619
Stat to GAAP adjustments	—	1,493	1,096
Net operating loss	5,212	941	739
Deferred Compensation	1,009
Vacation and convalescence	799	364	165
Bad debts	93	100	106
Other	466	374	169
Gross deferred tax assets	9,015	5,014	4,894
Valuation allowance	(8,699)	(4,255)	(4,071)
Total deferred tax assets	316	759	823
Deferred tax liabilities:
Deferred contract acquisition costs	(2,324)	(1,543)	(633)
Property and equipment	(283)	(439)	(404)
Capitalized Software	(397)
Other	—	(34)	(4)
Gross deferred tax liabilities	(3,004)	(2,016)	(1,041)
Net deferred tax liabilities	$(2,688)	$(1,257)	$(218)
As of December 31, 2021 and 2020, we had Israel net operating loss, or NOL, carryforwards of approximately $37.4 million and $5.1 million, respectively, which do not expire. As of December 31, 2021 and 2020, we had U.S. federal NOL carryforwards of approximately $9.8 million and $0.1 million, respectively, which expire in 2041 and 2027 respectively. As of December 31, 2021, we had U.S. state NOL carryforwards of approximately 27.4 million, of which 26.3 million expires between 2027 and 2041, and the remaining 1.1 million do not expire. As of December 31, 2020, we had U.S. state NOL carryforwards of approximately $4.8 million, of which $1.5 million expires in 2027, $0.5 million expires in 2029, $2.3 million expires in 2030, and the remaining $0.5 million do not expire.
During the years ended December 31, 2021, 2020, and 2019 the net change in the valuation allowance against deferred tax assets amounted to an increase of $4.4 million, an increase of $0.2 million, and a decrease of $0.1 million, respectively. The increase in the valuation allowance during the year ended December 31, 2021, was largely attributable to the generation of Israel, and certain US state net operating loss carryforwards and the establishment of a valuation allowance against certain US state deferred tax assets. The increase in the valuation allowance during the year ended December 31, 2020, was largely attributable to the generation of Israel NOLs. The decrease in the valuation allowance during the year ended December 31, 2019, was largely attributable to the release of the valuation allowance on the U.S. federal net deferred tax assets.
In establishing deferred income tax assets and liabilities, management makes judgments based on the enacted tax laws and published tax guidance applicable to us as well as the amount and jurisdiction of future taxable income. Deferred tax assets and liabilities are recorded and the need for valuation allowances is evaluated to reduce the deferred tax assets to amounts expected to be realized. As of

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2021 and 2020, we maintained a full valuation allowance on Israel net deferred tax assets as we believe, after weighing both the positive and negative evidence, that it is more likely than not that these deferred tax assets will not be realized.
The Internal Revenue Code of 1986, as amended, imposes restrictions on the utilization of NOLs in the event of an “ownership change” of a corporation. Accordingly, a company’s ability to use NOLs may be limited as prescribed under Internal Revenue Code Section 382, or IRC Section 382. Events which may cause limitations in the amount of the NOLs that we may use in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period. Utilization of the U.S. federal and state NOLs may be subject to substantial annual limitation due to the ownership change limitations provided by the IRC Section 382 and similar state provisions. We have completed our evaluation of NOL utilization limitations under Internal Revenue Code, as amended, or the Code, Section 382, change of ownership rules, and have found that the NOLs would not be limited as to the amount that could be used in the current tax year.
We have identified unrecognized tax benefits or uncertain tax positions. There has been a liability on uncertain tax positions recorded on our audited consolidated financial statements as of December 31, 2021 and 2020,. We do not expect that our assessment regarding unrecognized tax benefits and uncertain tax positions will materially change over the following 12 months.
A reconciliation of the beginning and ending balance of total unrecognized tax position is as follows:

Unrecognized Tax Benefits
(in thousands)
Balance – January 1, 2019	$—
Additions based on tax positions related to current year	234
Reductions for tax positions of prior years	—
Balance – December 31, 2019	234
Additions based on tax positions related to current year	—
Reductions for tax positions of prior years	—
Balance – December 31, 2020	234
Additions based on tax positions related to current year	3,885
Reductions for tax positions of prior years	—
Balance – December 31, 2021	$4,119
As of December 31, 2021 and 2020, the total amount of gross unrecognized tax benefits was $4.1 million, and $0.2 million, respectively, which, if recognized, would affect our effective tax rate. We have elected to include interest and penalties as a component of tax expense. As of December 31, 2021 and 2020, we have accumulated $10 thousand, and $5 thousand, respectively, in both interest and penalties associated with uncertain tax positions. We do not expect unrecognized tax benefits to change significantly within the next twelve months.
We are not currently under audit for income taxes. As of December 31, 2021, tax years beginning with the year ended December 31, 2016 remain subject to examination by the Israel tax authorities and tax years beginning with the year ended December 31, 2017 remain subject to examination by the Internal Revenue Service and certain U.S. state jurisdictions.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
12. Net Profit (Loss) Per Share Attributable to Ordinary Shareholders
The following table sets forth the computation of basic and diluted net profit (loss) per share attributable to ordinary shareholders for the periods presented:

	Year Ended December 31,
	2021		2020	2019
	Class A	Class B	Ordinary Shares	Ordinary Shares
	(in thousands, except share and per share data)
Numerator:
Net profit (loss) attributable to ordinary shareholders, basic and diluted	$(90,677)	$(88,208)	$(11,347)	$(14,175)

Denominator:
Weighted-average shares used in computing net profit (loss) per share attributable to ordinary shareholders, basic and diluted	38,757,558	37,702,067	14,022,788	13,597,794
Net profit (loss) per share attributable to ordinary shareholders, basic and diluted	$(2.34)	$(2.34)	$(0.81)	$(1.04)
Basic and diluted net profit (loss) per share attributable to ordinary shareholders are the same for each class of ordinary shares as they are entitled to the same liquidation and dividend rights. The weighted-average potential ordinary shares that were excluded from the computation of diluted net profit (loss) per share attributable to ordinary shareholders for the periods presented because including them would have been anti-dilutive are as follows:

	Year Ended December 31,
	2021		2020	2019
	Class A	Class B	Ordinary Shares	Ordinary Shares
Convertible preferred shares	17,817,201	35,634,404	28,217,680	24,912,627
Warrants to purchase share-based awards(1)(2)	1,488,819	354,243	1,858,467	680,542
Outstanding share options	12,239,441	—	5,985,236	5,687,851
Unvested RSUs	1,562,388	1,965,604	—	—
Total	33,107,849	37,954,251	36,061,383	31,281,020
_________________
(1)Prior to IPO, assumes the Series B/C convertible preferred share warrants are exercised into Series B convertible preferred shares. Prior to May 4, 2021, should the holder elect to exercise into Series C convertible preferred shares, total weighted-average potential ordinary shares that were excluded from the computation of diluted net profit (loss) per share attributable to ordinary shareholders were 70,110,425, 35,744,158, and 30,963,795, for the years ended December 31, 2021, 2020, and 2019, respectively. On May 4, 2021, the Series B/C convertible preferred share warrants were amended and restated to, among other things, remove the holder's Series B/C convertible preferred share election right. As a result of the amendment, the shares issuable upon exercise of the Series B/C convertible preferred share warrant shall solely be Series B convertible preferred shares. Upon completion of the IPO during the third quarter of 2021, the Series B/C convertible preferred share warrants automatically converted to warrants to purchase ordinary shares.
(2)Includes the warrants to purchase ordinary shares as a result of the conversion of Series B/C convertible preferred share warrants discussed in (1) above, and warrants issued to customers.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
13. Employee Benefit Plans
We have a defined-contribution plan in the United States intended to qualify under Section 401 of the Internal Revenue Code, or the 401(k) Plan. The 401(k) Plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. We offer a safe harbor matching contribution in an amount equal to 100% of participating employee contributions to the plan up to 4% of the employee’s eligible compensation. During the years ended December 31, 2021, 2020, and 2019, we recorded $0.8 million, $0.6 million, and $0.3 million, respectively, of expenses related to the 401(k) plan.
Israeli Severance Pay
Pursuant to Israel’s Severance Pay Law, Israeli employees are entitled to severance pay equal to one month’s salary for each year of employment, or a portion thereof. We have elected to include our employees in Israel under Section 14 of the Severance Pay Law, under which these employees are entitled only to monthly deposits made in their name with insurance companies, at a rate of 8.33% of their monthly salary. These payments release us from any future obligation under the Israeli Severance Pay Law to make severance payments in respect of those employees; therefore, any liability for severance pay due to these employees, and the deposits under Section 14 are not recorded as an asset in the consolidated balance sheets. During the years ended December 31, 2021, 2020, and 2019, we recorded $3.8 million, $2.7 million and $1.9 million, respectively, in severance expenses related to these employees.
14. Related Party Transactions
For a description of related party transactions, please refer to Note 10 “Ordinary Shares and Equity Incentive Plan—Secondary Transactions.”
15. Subsequent Events
We have evaluated subsequent events from the balance sheet date through February 25, 2022, the date at which the consolidated financial statements were available to be issued, noting no additional items which need to be disclosed within the accompanying notes to the consolidated financial statements other than those disclosed above.