Form 20-F
period 2022-12-31
Riskified Ltd.
filed 2023-02-24
CIK 1851112

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________________
FORM 20-F
_____________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
Riskified Ltd.
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
Securities registered or to be registered pursuant to Section 12(g) of the Act.: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2022, the registrant had 102,084,746 Class A ordinary shares, no par value and 68,945,014 Class B ordinary shares, no par value, outstanding.
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
☒ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, "accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Emerging growth company	☒
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the eﬀectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
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
☐ Yes ☐ No

ABOUT THIS ANNUAL REPORT
Except where the context requires or where otherwise indicated in this Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (this “Annual Report”), the terms “Riskified,” the “Company,” “we,” “us,” “our,” “our company,” and “our business” refers to Riskified Ltd. and its subsidiaries.
All references in this Annual Report to “Israeli currency” and “NIS” refer to New Israeli Shekels, the terms “dollar,” “USD” or “$” refer to U.S. dollars and the terms “€” or “euro” refer to the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the treaty establishing the European Community, as amended.
BASIS OF PRESENTATION
Presentation of Financial Information
Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP (“GAAP”). We present our consolidated financial statements in U.S. dollars.
Our fiscal year ends on December 31 of each year. Our most recent fiscal year ended on December 31, 2022.
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
Key Performance Indicators and Non-GAAP Financial Measures Used in this Annual Report
Throughout this Annual Report, we provide a number of key performance indicators and non-GAAP financial measures used by our management and often by competitors in our industry. These are discussed in more detail in the section entitled “Operating and Financial Review and Prospects—Key

Performance Indicators and Non-GAAP Financial Measures” which also includes a reconciliation of our non-GAAP financial measures to the most directly comparable GAAP measure. We define these key performance indicators and non-GAAP financial measures as follows:
•“Adjusted EBITDA” is a non-GAAP measure of financial performance and is defined as net profit (loss) adjusted to remove the effects of the provision for income taxes, interest income, net, other income (expense), net, depreciation and amortization (including amortization of capitalized internal-use software as presented in our statement of cash flows), share-based compensation expense, payroll taxes related to share-based compensation, and litigation-related expenses that are outside of the normal course of business.
•“Non-GAAP Gross Profit” is a non-GAAP measure of financial performance and represents gross profit excluding the impact of depreciation and amortization (including amortization of capitalized internal-use software as presented in our statement of cash flows), share-based compensation expense, and payroll taxes related to share-based compensation.
•“Non-GAAP Gross Profit Margin” is a non-GAAP measure of financial performance and is defined as Non-GAAP Gross Profit expressed as a percentage of revenue.
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
•“Free Cash Flow” is a non-GAAP measure of liquidity and is defined as net cash provided by (used in) operating activities, less cash payments for property and equipment and capitalized software development costs.
•“Gross Merchandise Volume” or “GMV” is defined as the gross total dollar value of orders reviewed through our eCommerce risk intelligence platform during the period indicated, including orders that we did not approve.
The aforementioned key performance indicators and non-GAAP financial measures are used by management and our board of directors to assess our performance, for financial and operational decision-making, and as a means to evaluate period-to-period comparisons. These measures are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. We believe that these non-GAAP financial measures are appropriate measures of operating performance because they remove the impact of certain items that we believe do not directly reflect our core operations, and permit investors to view performance using the same tools that we use to budget, forecast, make operating and strategic decisions, and evaluate historical performance. By providing these non-GAAP financial measures together with a reconciliation to the most comparable GAAP measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives. Additionally, we provide Free Cash Flow because it is a non-GAAP liquidity measure that we believe provides useful information to management and investors about the amount of cash generated by the business that can be used for strategic opportunities, including investing in our business and strengthening our balance sheet. Free Cash Flow is limited, however, because it does not represent the residual cash flow available for discretionary expenditures. Free Cash Flow is not necessarily a measure of our ability to fund our cash needs.

The non-GAAP financial measures used herein have limitations as analytical tools in that they do not reflect certain cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized or cash payments for taxes. These non-GAAP financial measures are not necessarily comparable to similarly titled captions of other companies due to different methods of calculation. Non-GAAP financial measures should not be considered in isolation, as an alternative to, or superior to information prepared and presented in accordance with GAAP.
Reverse Share Split
On July 28, 2021, we effectuated a two-for-one reverse share split of our Class A ordinary shares (the “Reverse Share Split”). No fractional shares were issued in connection with the Reverse Share Split. The historical financial statements included elsewhere in this Annual Report have been adjusted retroactively for the Reverse Share Split. Unless otherwise indicated, all other share and per share data in this Annual Report has been retroactively adjusted, where applicable, to reflect the Reverse Share Split as if it had occurred at the beginning of the earliest period presented.
Additional Class B Issuance
Immediately after the effectiveness of the Reverse Share Split, we issued and distributed Class B ordinary shares to holders of the Class A ordinary shares on a two-for-one ratio, such that each holder of Class A ordinary shares received two Class B ordinary shares for each Class A ordinary share held (the “Additional Class B Issuance”). The historical financial statements presented prior to the Reverse Share Split included elsewhere in this Annual Report have not been retroactively adjusted for the Additional Class B Issuance.
Market and Industry Data
Unless otherwise indicated, information in this Annual Report concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from independent industry analysts and publications, as well as our own estimates and research.
Our estimates are derived from publicly available information released by independent third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of our industry, which we believe to be reasonable. Certain statistical data, estimates and forecasts contained elsewhere in this Annual Report have been derived from:
•an independent industry report published by eMarketer, titled “Global Retail eCommerce Forecast 2023” (February 2023);
•an independent industry report published by DigitalCommerce360, titled “Top 500 Report (2022 Edition)”; and
•an independent industry data set published by eCommerceDB.com as of December 31, 2021.
None of the independent industry publications or data sets relied upon by us or otherwise referred to in this Annual Report were prepared on our behalf. Although we believe the data from these third-party sources is reliable, we have not independently verified any such information, and these sources generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed.
Projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Cautionary Note Regarding Forward-Looking Statements” and Item 3.D. “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by independent third parties and by us.

Certain estimates of market opportunity and forecasts of market growth included in this Annual Report may prove to be inaccurate. The market for our products is relatively new and will experience changes over time. The estimates and forecasts in this Annual Report relating to the size of our target market, market demand and adoption, capacity to address this demand and pricing may prove to be inaccurate. The addressable market we estimate may not materialize for many years, if ever, and even if the markets in which we compete meet the size estimates in this Annual Report, our business could fail to grow at similar rates, if at all.
Trademarks
We have proprietary rights to trademarks, service marks and trade names used in this Annual Report that are important to our business, including, among others, Riskified and the Riskified design logo. Solely for convenience, trademarks, service marks and trade names referred to in this Annual Report may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this Annual Report is the property of its respective holder.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this Annual Report other than statements of historical fact, including, without limitation, statements regarding our future results of operations and financial position, growth strategy, plans and objectives of management for future operations, including, among others, expansion in new and existing markets, development and introductions of new products, capital expenditures and debt service obligations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “predict,” “forecasts,” “aims,” “plan,” “target,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These forward-looking statements are principally contained in the sections entitled Item 3.D. “Risk Factors,” Item 4. “Information on the Company,” and Item 5. “Operating and Financial Review and Prospects.” These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following:
•our ability to manage our growth effectively;
•our history of net losses and ability to achieve profitability;
•our ability to attract new merchants and retain existing merchants;
•Continued use of credit cards and other payment methods that expose merchants to the risk of payment fraud, and changes in laws and regulations related to use of these payment methods, such as PSD2, and the emergence of new alternative payment products;
•the impact of macroeconomic conditions on us and on the performance of our merchants;
•our ability to continue to improve our machine learning models;
•fluctuations in our CTB Ratio and gross profit margin;
•our ability to protect the information of our merchants and consumers;
•our ability to predict future revenue due to lengthy sales cycles;
•seasonal fluctuations in revenue;
•competition;
•our merchant concentration;
•the financial condition of our merchants, particularly in challenging macroeconomic environments;
•our ability to increase the adoption of our products and to develop and introduce new products;
•our ability to mitigate the risks involved with selling our products to large enterprises;
•our ability to retain the services of our executive officers, and other key personnel, including our co-founders;

•our ability to attract and retain highly qualified personnel, including software engineers and data scientists, particularly in Israel;
•changes to our prices and pricing structure;
•our exposure to existing and potential future litigation claims;
•our exposure to fluctuations in currency exchange rates;
•our ability to obtain additional capital;
•our third-party providers of cloud-based infrastructure;
•our ability to protect our intellectual property rights;
•technology and infrastructure interruptions or performance problems;
•the efficiency and accuracy of our machine learning models and access to third-party and merchant data;
•our ability to comply with evolving data protection, privacy and security laws;
•our ability to comply with lending regulation and oversight;
•the development of regulatory frameworks for machine learning technology and artificial intelligence;
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
•disruption, instability and volatility in global markets and industries as a result of the ongoing Russian activities in Ukraine;
•our ability to enforce non-compete agreements entered into with our employees;
•our ability to maintain effective systems of disclosure controls and financial reporting;
•our ability to accurately estimate or judgements relating to our critical accounting policies;
•our business in China;
•changes in tax laws or regulations;
•increasing scrutiny of, and expectations for, environmental, social and governance initiatives;
•potential future requirements to collect sales or other taxes;
•potential future changes in the taxation of international business and corporate tax reform;
•changes in and application of insurance laws or regulations;

•conditions in Israel that may affect our operations;
•the impact of the dual class structure of our ordinary shares;
•our status as a foreign private issuer; and
•the other matters described in the section entitled Item 3.D. “Risk Factors.”
You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in Item 3.D. “Risk Factors” and elsewhere in this Annual Report. Moreover, we operate in an evolving environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any estimates or forward-looking statements. We qualify all of our estimates and forward-looking statements by these cautionary statements.
Additionally, we may provide information herein or on our website, or documents accessible thereby, that is not necessarily “material” under the federal securities laws for Securities and Exchange Commission (“SEC”) reporting purposes, but that is informed by various environmental, social, and governance (“ESG”) standards and frameworks (including standards for the measurement of underlying data), and the interests of various stakeholders, among other things. Much of this information is subject to assumptions, estimates or third-party information that is still evolving and subject to change. For example, our disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in our business or applicable government policies, or other factors, some of which may be beyond our control.
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
A. [Reserved]
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
You should carefully consider the risks and uncertainties described below and the other information in this Annual Report before making an investment decision. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations. Our business, financial condition, results of operations or strategic objectives could be materially and adversely affected by any of these risks and uncertainties. The trading price and value of our Class A ordinary shares could decline due to any of these risks and uncertainties, and you may lose all or part of your investment. This Annual Report also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks and uncertainties faced by us described below and elsewhere in this Annual Report.
Risks Relating to Our Business and Industry
We have experienced rapid growth since our inception. If we fail to manage our growth effectively, then our revenues, results of operations, and financial condition may be adversely affected.
We have experienced substantial growth in our business since inception in 2012. Our revenue was $261.2 million and $229.1 million for the years ended December 31, 2022 and 2021, respectively, representing an increase of 14%. Our historical revenue growth may not be sustainable and should not be considered indicative of our future performance. Since launching our business, we have frequently expanded and enhanced our products, extended our geographic presence, and changed our pricing methodologies. Our rapid growth makes it difficult to evaluate our future prospects and the risks and challenges we may encounter. These risks include our ability to:
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

•successfully execute on our growth initiatives while also focusing on enhanced expense discipline and path to profitability;
•accurately adjust our pricing structures for our products;
•maintain and enhance the value of our reputation and brand;
•adapt to rapidly evolving trends in the ways merchants and consumers interact with, and shop using, technology;
•accurately predict projected chargeback expenses, especially in new industry verticals and new geographies, or if new fraud patterns develop more quickly than our ability to detect and block new fraud patterns;
•avoid interruptions or disruptions to our service;
•develop a scalable, high-performance technology infrastructure that can efficiently and reliably handle increased usage, as well as the deployment of new features and products;
•hire, integrate, and retain talented technology, sales, and other personnel; and
•effectively manage growth in our personnel and operations.
In addition, the onset of the COVID-19 pandemic in March 2020 greatly accelerated existing trends of consumers moving online and our merchants prioritizing digital channels, due, in part, to the shutdown of brick-and-mortar stores, social distancing measures, and travel restrictions which diverted spending previously conducted in physical stores to the online space. This accelerated migration toward eCommerce has had a generally positive impact on our growth and business. While we believe that the increased eCommerce adoption that resulted from the COVID-19 pandemic is likely to persist, as COVID-19 related restrictions have eased, we have seen, and predict that we will continue to see, some return to spending in physical stores and an associated slow-down, or decline, in year-over-year eCommerce growth. In addition, following the easing of certain COVID-19 related restrictions, we have seen, and predict that we will continue to see, a recalibration in the industry and portfolio mix of our Billings and revenues. For example, during 2022 we saw a recovery in certain negatively impacted sectors, such as “tickets and travel”, to levels at or exceeding their pre-pandemic levels. On the other hand, we saw a corresponding deterioration in certain positively impacted sectors, including our U.S. “home” sector. To the extent that consumer spending patterns change in the future, in ways that reduce eCommerce transaction volumes, our future revenues and financial condition may be adversely impacted.
If we fail to address the risks and difficulties we face, including those associated with the challenges listed above as well as those described elsewhere in this “Risk Factors” section, our business, financial condition, and results of operations could be adversely affected.
We have a history of net losses and there are no assurances that we will achieve profitability in the future.
We have not been profitable since our inception in 2012 and have incurred significant net losses in prior years, including net losses of $104.0 million and $178.9 million for the years ended December 31, 2022 and 2021, respectively. We have taken, and are continuing to take decisive action to achieve profitability. For example, we have taken steps to reduce overhead and manage our variable and fixed-cost structures, and have begun to shift resources from certain legacy or non-core products to high-priority areas. While we have implemented certain cost reduction measures, we anticipate that our non-GAAP operating expenses may increase modestly over the next several years as we continue to hire additional personnel, expand our partnerships, operations, and infrastructure, continue to expand and enhance our products, and increase our spending on sales and marketing. In addition, our ability to achieve profitability will depend, in part, on our ability to effectively manage and decrease our chargeback expenses, which is dependent on our ability to improve the accuracy of our products. The accuracy of our products is, in part, driven by the amount of information we are able to obtain from processing transactions. In addition, higher rates of inflation in the U.S. and globally, and demand for high-tech personnel in Israel, have impacted, and may continue to impact our costs of labor and the prices at which we are able to acquire goods and services from third-party vendors on which we rely. In many instances, we are not able to increase the prices at which we sell our products and services to offset these higher costs, either partially or at all. We intend to continue enhancing our existing products and may develop and introduce new products through internal research and development, and we may also selectively pursue acquisitions. These efforts may prove more expensive than we currently anticipate. If our revenue declines, or fails to grow at a rate sufficient to offset increases in our operating expenses, we may continue to generate losses and not be able to achieve and maintain profitability in future periods. In addition, our increased focus on expense discipline and path to profitability may require us to reduce the resources we can allocate to growth initiatives, which may in turn result in slower than anticipated revenue growth. We cannot assure you that we will become profitable, or that if we do become profitable, we will be able to sustain profitability.
If we are unable to attract new merchants, retain existing merchants or increase sales of our products to existing merchants, our business, financial condition and results of operations may be adversely affected.
Our growth is dependent on our ability to continue attracting new merchants while retaining existing merchants and expanding and enhancing the products we sell to them. In particular, if we are not able to attract new merchants and increase the amount of transactions we process within our existing merchant network, we may not be able to continue to improve our products. Growth in the demand for our products may also be inhibited, and we may be unable to grow our merchant base for a number of reasons, including, but not limited to:
•our failure to develop or offer new or enhanced products in a timely manner that are comparable with, or superior to, new technologies or competitor offerings, and that meet the evolving needs of our merchants and changes in the regulatory environment in which we operate;
•difficulties providing high quality support or maintaining a high level of merchant satisfaction, which could reduce demand for our products if existing merchants terminate their relationship with us or stop referring prospective merchants to us;
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
Our merchant expansions and renewals may decline or fluctuate as a result of a number of factors, including merchant usage, merchant satisfaction with our products and eCommerce risk intelligence platform capabilities and merchant support, our prices, the prices of competing products, mergers and acquisitions affecting our merchant base, consolidation of affiliates’ multiple paid business accounts into a single paid business account, the effects of global economic conditions, including recession and inflation, or reductions in our merchants’ spending levels generally. These factors may be exacerbated if, consistent with our growth strategy, our merchant base continues to grow to encompass large online enterprises.
We are dependent upon the continued use of credit cards and other payment methods that expose our merchant to the risk of payment fraud as a primary means of payment for eCommerce transactions. Changes in laws and regulations related to use of these types of payment methods, including card scheme rules and PSD2, the emergence of new alternative payment products, or the general public’s use of such payment methods has, and may in the future continue to reduce or change the use-cases for our products, and has and could continue to adversely affect our revenues, our results of operations and financial condition.
The future success of our business depends upon the continued use of credit cards and other payment methods that expose our merchants to the risk of payment fraud, as a primary means to pay for online purchases and conduct commercial transactions. Federal, state or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of such payment methods, and in particular with respect to card-not-present transactions. In addition, card schemes such as Visa, MasterCard and American Express, impose rules and other requirements on participants in the payment chain. Changes in these laws, regulations or card scheme rules could require us to modify our products in order to comply with these changes. In addition, the adoption of regulations intended to reduce fraudulent transactions, that shift the liability for fraudulent transactions away from merchants and on to other participants in the payment chain, and other rules and regulations related to the use of credit cards may adversely affect the use-cases and demand for our products, our business, financial condition, and results of operations or require us to make changes to our business and strategies. For example, the revised European Payment Services Directive (Directive (EU) 2015/2366; PSD2) (“PSD2”) imposed new standards for payment security and strong customer authentication and shifted the liability for online payment fraud for certain types of transactions involving European issuing banks further towards issuing banks and away from online merchants. This impacted the demand for our Chargeback Guarantee product since this offering protects merchants from fraud related chargebacks that they may no longer be liable for. We believe that the impact of declines in our European GMV and revenue associated with the implementation of PSD2 is substantially reflected in our second half 2021 and full year 2022 financial results. Based on our internal modeling, and taking into consideration merchant feedback related to PSD2 adoption, we anticipate that the impact of PSD2 on our future financial performance will continue to decrease and is unlikely to be significant in 2023. PSD2 and other rules and regulations related to the use of credit cards has and may continue to adversely affect our business, financial condition, and results of operations or require us to make changes to our business and strategies. In addition, to the extent the performance of strong factor authentication protocols, such as 3D Secure, improves over time, or merchant risk profiles or consumer preferences shift over time, we may begin to see merchants electing to voluntarily adopt similar protocols with respect to online transaction volume originating outside of the EU. The adoption of 3D Secure or other strong factor authentication protocols that reduce online payment fraud, or shift the liability for online payment fraud away from the merchant, may change the demand or use-cases for our products and could adversely affect our revenues, our results of operations and financial condition.
Further, we depend upon the general public’s continued willingness to use credit cards and other payment methods that expose our merchants to the risk of payment fraud as a primary means to pay for online purchases and conduct commercial transactions. While we are able to review and guarantee transactions completed using alternative eCommerce payment methods, such as Apple Pay and Paypal, the increased availability of, and adoption by our merchants and by the general public of these and other alternative payment methods (such as “buy now pay later” services, cryptocurrencies or “digital wallet” style products, including those offered by large “traditional” financial institutions with large customer bases), which may be less susceptible to fraud, or include native fraud management features, may reduce the attractiveness of our products and may adversely affect our business, financial condition, and results of operations.

Our revenue is impacted, to a significant extent, by macroeconomic conditions and the financial performance of our merchants.
Our business, the eCommerce retail sector, and our merchants’ businesses are sensitive to macroeconomic conditions. Economic factors, such as interest rates, inflation, currency exchange rates, changes in monetary and related policies, market volatility, consumer confidence, recession or recessionary indicators, supply chain issues, unemployment rates, shifts in consumer spending patterns (for example, between goods and services), and real wages, are among the most significant factors that impact consumer spending behavior. Weak economic conditions or a significant deterioration in economic conditions, including sustained and prolonged recession, has reduced, and may continue to reduce the amount of disposable income consumers have, which, in turn, reduces consumer spending. This has had, and may continue to have an adverse effect on our business, financial condition, and results of operations.
Any prolonged economic downturn, including a recession, with sustained high interest rates and unemployment rates may lead to decreased retail consumption, and may materially decrease our merchants’ transaction volume, which, in turn, would impact the volume of transactions available for us to review for fraud. In particular, there are certain industries, including the luxury goods industry, that are particularly susceptible to recession and other macroeconomic conditions, such as inflation, that reduce consumer discretionary spending. Similarly, external macroeconomic factors and business conditions including global supply chain disruptions, such as those experienced in many industries in the second half of 2021 and throughout 2022, have and may in the future result in shortages of raw products and prolonged shipping and delivery times for consumer goods. This may in turn lead to decreased eCommerce transaction volumes as consumers instead opt to purchase stock-on-hand from bricks-and-mortar retailers, rather than transact through digital channels. Further, increased competition from large online players, such as Amazon, may also reduce our merchants’ transaction volumes. Any reduction in our merchants’ transaction volume directly impacts the revenue we derive from them and, if such reduction continues for a prolonged period, would have a material adverse effect on our business, financial condition and results of operations.
Our ability to review transactions for fraud, and the fees due to us associated with providing such products, depends upon sales of products and services by our merchants. Certain of our merchants’ sales have and may in the future decrease or fail to increase at rates consistent with prior performance, current expectations, or at all, as a result of factors outside of their control, such as the macroeconomic conditions referenced above, or business conditions affecting a particular industry vertical or region. For example, in 2022 we saw a year-over-year slowdown in our U.S. “home” sector, which we believe is primarily attributable to changing consumer preferences and demand for products in this category, following a period of abnormally high volume in this sector throughout the COVID-19 pandemic, and the subsequent easing of COVID-19 related restrictions. In our experience, weak economic conditions can also extend the length of our merchants’ sales cycles, and cause consumers to delay making (or not make) purchases of our merchants’ products and services. Even in the absence of macroeconomic factors, the performance of our merchants directly impacts our business, and, as a result, if the sales volume and financial performance of a merchant is negatively impacted for reasons specific to such merchant, our revenues will be negatively impacted. Alternatively, a reduction in online engagement at the macroeconomic level or for any of our individual merchants, including due to a general decrease in online spending, a result of consumers re-prioritizing traditional non eCommerce channels due to the easing of COVID-19 related restrictions, or a decreased demand for any of our merchants’ products or services for any reason could lead to a decrease in our merchants’ eCommerce revenues, which, in turn, would harm our revenues or reduce the attractiveness of our products.
If we are unable to continue to improve our machine learning models or if our machine learning models contain errors or are otherwise ineffective, our growth prospects, business, financial condition, and results of operations may be adversely affected.

Our products are based on our machine learning models and our ability to attract new merchants, retain existing merchants, or increase sales of our products to existing merchants will depend in large part on our ability to maintain a high degree of accuracy and automation in our automated decisioning process. Maintaining or improving the level of accuracy in our automated decisioning process in turn allows us to maintain or improve approval rates for our merchants over time. If our machine learning models fail to accurately detect fraud, or any of the other components of our automated decisioning process fail, we may experience higher than forecasted chargebacks, which in turn may put downward pressure on our gross margins, and our ability to attract new merchants, retain existing merchants or increase sales of our products to existing merchants and our business, financial condition, and results of operations may be adversely affected.
Our machine learning models are designed to analyze data attributes to identify complex transaction and behavior patterns, which enables us to detect fraud and illegitimate consumers quickly and accurately. Our ability to accurately detect fraud even as methods of committing fraud evolve and become more sophisticated is dependent on our ability to continuously improve and train these models. However, it is possible that our machine learning models may prove to be less accurate than we expect, or than they have been in the past, for a variety of reasons, including inaccurate assumptions or other errors made in building or training such models, incorrect interpretations of the results of such models, increased fraud sophistication beyond the capabilities of our machine learning models, and failure to timely update model assumptions and parameters. In addition, our machine learning models may initially be less accurate following expansion into new industry verticals, geographic regions and use-cases, such as review of ACH payments. Further, the successful performance of our machine learning models relies on the ability to constantly review and process large amounts of transactions and other data. If we are unable to attract new merchants, retain existing merchants or increase sales of our products to existing merchants, or if our merchants do not provide us with access to a significant volume of their transaction data or if the number of transactions processed by our existing merchants declines, the amount of data reviewed and processed by our machine learning models will be reduced or fail to grow at a pace that will allow us to continue to improve the efficiency of our machine learning models, which may reduce the accuracy of such models. Additionally, such models may not be able to effectively account for matters that are inherently difficult to predict or are otherwise beyond our control, such as social engineering and other methods of perpetrating fraud that do not lend themselves well to risk-based analysis. Material errors or inaccuracies in such machine learning models could lead us to make inaccurate or sub-optimal operational or strategic decisions, which could adversely affect our business, financial condition and results of operations. Our inability to train our models or develop new technology that can detect new fraud schemes may also result in significant chargeback expenses, which would materially and adversely impact our business, financial condition, and results of operations.
The data gathering for, and development of, our machine learning models have largely occurred during a period of sustained economic growth, and our machine learning models have not been extensively tested during a down-cycle economy or recession. For example, consumer spending patterns, transaction volumes and fraud patterns experienced during a down-cycle economy or recession may differ from those experienced during periods of sustained economic growth. There is no assurance that our machine learning models can continue to accurately detect fraud under adverse economic conditions. If our machine learning models are unable to accurately detect fraud under such economic conditions, the performance of our product may be worse than anticipated and we may be required to issue a significant amount of credits as a result of valid chargebacks, which would adversely affect our business, financial condition and results of operations.
Our CTB Ratio and gross profit margin have historically fluctuated from quarter-to-quarter and we expect that to continue. These metrics are managed, and should be analyzed, on an annual basis.
Our CTB Ratio and gross profit margin are managed, and are best analyzed, on an annual basis. Historically, our CTB Ratio and gross profit margin have fluctuated between periods, and we expect that these financial metrics will continue to fluctuate between periods in the future, based on a number of factors, including changes in the mix of our merchant industry base, our entry into new geographies and industries, the risk profile of orders approved in the period, technological improvements in the performance of our models, seasonality and other factors. For example, our CTB Ratio and gross profit margins are sometimes negatively impacted in the first several quarters following the onboarding of merchants in new industry verticals or geographic regions, as our machine learning models adapt to the unique fraud patterns and other characteristics associated with transaction volume in those industries or regions. Model performance will generally normalize over time as our machine learning models gather more data and their accuracy improves. We believe that similar trends will continue to affect our future quarterly performance. In addition, order populations in certain industry verticals or geographic regions may be more or less risky. For example, historically “tickets and travel” has been a higher-risk, lower-margin industry, while other industry verticals, such as “electronics” and “fashion, cosmetics and luxury goods” have been lower-risk, higher-margin industries. Any change in our merchant industry mix between periods is likely to impact our CTB Ratio and gross profit margin between periods.
Our products enable the collection and storage of personal, confidential or proprietary information of our merchants and their consumers, and security concerns could result in liability to us or inhibit sales of our products.
In conducting our business, we rely heavily on computer systems, hardware, software, technology infrastructure and online websites and networks (collectively, “IT Systems”) for both internal and external operations. Our operations involve the storage, transmission and processing of our merchants’ and their consumers’ confidential proprietary data, which can include personal information. While we have developed systems and processes to protect our IT Systems and the integrity, confidentiality and security of such data, our security measures or those of our third-party service providers, including, but not limited to, the third-party providers of cloud-based infrastructure, or Public Cloud Providers, have in the past and could in the future result in unauthorized access to or disclosure, modification, misuse, loss or destruction of such data. Any security breaches, computer malware, ransomware or extortion based attack, exploited hardware or software bugs, misconfigurations or similar vulnerabilities experienced by us or by our third-party service providers, could expose us to a risk of loss of personal, confidential or proprietary information, operational disruptions, loss of business, severe reputational damage adversely affecting merchant or investor confidence, regulatory investigations and orders, litigation, indemnity obligations, damages for contract breach, fines and penalties for violation of applicable laws or regulations, and significant costs for remediation and incentives offered to merchants or other business partners in an effort to maintain business relationships after a breach, and other liabilities.
We have experienced and expect to continue to experience actual and attempted cyber-attacks of our IT networks, such as through phishing scams and ransomware. Although none of these actual or attempted cyber-attacks to date, individually or in the aggregate, has had a material adverse impact on our operations or financial condition, we cannot guarantee that such incidents will not have such an impact in the future. Cyberattacks and other malicious Internet-based activity continue to increase generally. If our products or security measures are perceived as weak or are actually compromised as a result of third-party action, employee or merchant error, malfeasance, stolen or fraudulently-obtained log-in credentials, or otherwise, our merchants may curtail or stop using our products, our reputation could be damaged, our business may be adversely affected, and we could incur significant liability. We may be unable to anticipate or prevent techniques used to obtain unauthorized access to or to sabotage systems because they change frequently and generally are not detected until after an incident has occurred. As adoption of our products by merchants continues to increase and our brand becomes more widely known and recognized, we may become more of a target for third parties seeking to compromise our security systems or gain unauthorized access to our merchants’ data. Moreover, if a high-profile security breach occurs with respect to another cloud platform provider, our merchants and potential merchant customers may lose trust in the security of cloud platforms generally, which could adversely impact our ability to retain existing merchants or attract new ones. While we continue to implement controls and plans for preventative actions to further strengthen our IT Systems against future attacks, we cannot assure you that such measures will provide adequate security, that we will be able to react in a timely manner, or that our remediation efforts following past or future attacks will be successful.

If we are not able to detect activity on our eCommerce risk intelligence platform that might be nefarious in nature or if we are not able to design processes or systems to reduce the impact of similar activity on a platform of a third-party service provider, our merchants could suffer harm. In such cases, we could face exposure to legal claims, particularly if a merchant suffers actual harm. We cannot assure you that any limitation of liability provisions in our contracts for a security lapse or breach would be enforceable, adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim related to such lapse or breach. We also cannot be sure that our existing insurance coverage will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims related to a security breach, or that the insurer will not deny coverage as to any future claim. Our existing general liability and cyber liability insurance policies may not cover, or may cover only a portion of, any potential claims related to security lapses or breaches to which we are exposed or may not be adequate to indemnify us for all or any portion of liabilities that may be imposed. We also cannot be certain that our existing insurance coverage will continue to be available on acceptable terms or in amounts sufficient to cover the potentially significant losses that may result from a security incident or breach, which could therefore have a material adverse effect on our business, financial condition and results of operations.
Lengthy sales cycles with large enterprises make it difficult to predict our future revenue and may cause variability in our operating results.
Our sales cycle can vary substantially from merchant to merchant, but with large enterprises it typically requires 25 to 55 weeks on average from the time we designate a merchant as a sales qualified lead, or SQL, to execution of an agreement with that merchant. Our ability to forecast revenue accurately is affected by our ability to forecast new merchant acquisitions. Lengthy sales cycles make it difficult to predict the quarter in which revenue from a new merchant may first be recognized. If we overestimate new merchant growth in a particular period or generally, our revenue will not grow as quickly as our forecasts, our costs and expenses may continue to exceed our revenue, and our results of operations will be adversely affected. In addition, we may not meet or may be required to revise guidance that we have provided to the public, if any.
In addition, we plan our operating budget, including sales and marketing expenses, and our hiring needs, in part, based on our forecasts of new merchant growth and future sales. If new merchant growth or sales for a particular period is lower than expected, we may not be able to proportionately reduce our operating expenses for that period, which could harm our operating results for that period. Delays in our sales cycles could cause significant variability in our revenue and operating results for any particular period.
We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our revenues. If we fail to accommodate increased volumes during peak seasons and events, our business, financial condition, and results of operations may be adversely affected.
Our business is seasonal in nature and our GMV and revenues are typically highest in the calendar fourth quarter. Our revenue is directly correlated with the level of revenue that our merchants generate, and our merchants typically generate the most revenue in the calendar fourth quarter, which includes Black Friday, Cyber Monday, the holiday season, and other peak events included in the eCommerce calendar, such as Chinese Singles’ Day and Thanksgiving. Our gross profit margin typically follows a similar trend. For each of the years ended December 31, 2022 and 2021, calendar fourth quarter revenue represented approximately 30% of our total revenues. As a result, our revenue will typically decline in the calendar first quarter of each year relative to the calendar fourth quarter of the previous year.
Any service disruption affecting our products, especially during the calendar fourth quarter, could have a negative effect on our operating results. Surges in volumes during peak periods may strain our technological infrastructure and merchant support activities which may reduce our revenue and the attractiveness of our products.

Any disruption to our operations or the operations of our merchants during calendar fourth quarter could lead to a material decrease in revenues relative to our expectations for the calendar fourth quarter which could in turn result in a significant shortfall in revenue, results of operations and operating cash flows for the full year.
We operate in a highly competitive industry. Competition presents an ongoing challenge to the success of our business.
We operate in a highly competitive industry, and we expect competition to continue to increase. With the introduction of new technologies and the entry of new competitors into the market, including risk scoring companies that provide non-guaranteed decisions, typically at a lower price point, we expect competition to persist and intensify in the future. This could harm our ability to attract new merchants, increase sales, maintain or increase renewals, and maintain or increase our prices. We believe that our ability to compete depends upon many factors both within and beyond our control, including the following:
•the size of our merchant base;
•the timing and market acceptance of products, including the developments and enhancements to those products, offered by us or our competitors;
•the quality of our products and our merchant service and support efforts;
•our selling and marketing efforts;
•our continued ability to develop technology to support our business model;
•our continued ability to develop and implement new products to meet evolving merchant needs, use-cases and regulatory requirements;
•our continued ability to expand into and localize our products in new geographies and new industry verticals in a timely manner;
•the pricing structures and pricing practices employed by our competitors; and
•our brand strength relative to our competitors.
Many of our existing and potential competitors could have substantial competitive advantages, such as greater name recognition, longer operating histories, larger sales and marketing budgets, greater merchant support resources, lower labor and development costs, larger and more mature intellectual property portfolios and significantly greater financial, technical, marketing and other resources. Further, in addition to fraud detection and prevention, certain of our competitors may offer a more comprehensive portfolio of products and services, which may make them more attractive to potential merchants.
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
In addition, if one or more of our competitors were to merge or partner with another of our competitors, our ability to compete effectively could be adversely affected. Our competitors may also establish or strengthen cooperative relationships with our current or future strategic distribution and technology partners or other parties with whom we have relationships (i.e. channel partners), thereby limiting our ability to promote and implement our eCommerce risk intelligence platform.
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
We derive a significant portion of our revenues from a few significant merchants, each of which operates in the eCommerce retail sector. For the three years ended December 31, 2022, 2021 and 2020, our three largest merchants in the aggregate accounted for 25%, 30% and 36% of our revenues, respectively. In addition, our five largest merchants in aggregate accounted for approximately 34%, 39% and 49% of our revenues for the years ended December 31, 2022, 2021 and 2020, respectively. While the proportion of our total revenues that we derive from these merchants continues to decrease year-over-year as our merchant base expands, inherent risks remain whenever a large percentage of total revenues are concentrated with a limited number of merchants. It is not possible for us to predict the future business activities or volumes of sales that will be generated by these merchants. If any of these merchants experience declining or delayed sales or other business interruptions due to market, economic, or competitive conditions, the fees we receive from such merchant will decline proportionally. Further, because the retail sector, where most of our major merchants operate, is generally susceptible to macroeconomic factors, we too are susceptible to macroeconomic factors. See “Item 3.D. “Risk Factors —Risks Relating to our Business and Industry— Our revenue is impacted, to a significant extent, by macroeconomic conditions and the financial performance of our merchants.” In addition, we could be pressured to reduce our prices, make other contractual concessions or we could experience a decline in the demand for our products, any of which could negatively affect our business, financial condition, and results of operations. If any of our five largest merchants terminate their relationships with us, such termination would materially negatively affect our business, financial condition, and results of operations. Furthermore, if any of our largest merchants terminate their relationships with us, or if these merchants experience declining or delayed eCommerce sales or other business interruptions, our estimates and forecasts relating to the size and expected growth of our market and our revenues may prove to be inaccurate.
The risk of losing merchants as a result of bankruptcies may be higher due to challenging macroeconomic conditions (including a recession), and could materially and negatively affect our business, financial condition and results of operations.
We have in the past had, and may in the future have, merchants, including significant merchants, whose financial condition deteriorates significantly, or who become subject to bankruptcy proceedings. In particular, merchants who are highly leveraged, operate on narrow margins, or are otherwise susceptible to changes in economic, competitive and market conditions, may be at an increased risk of bankruptcy in a recessionary environment. In addition to a reduction in these merchants’ eCommerce sales volumes, possibly to zero, we are not always able to recover amounts due to us from these merchants, which can have a material adverse impact on our business, financial condition, and results of operations.
A number of cryptocurrency exchanges including FTX Trading Ltd., et al. (“FTX”) (including its affiliated fund Alameda Research LLC), cryptocurrency hedge fund Three Arrows Capital (“Three Arrows Capital”) and cryptocurrency lenders Celsius Network LLC, et al. (“Celsius”), Voyager Digital Ltd., et al. (“Voyager”), Genesis Global Capital et al. (“Genesis”) and BlockFi Inc., et al. (BlockFi”) recently filed for Chapter 11 bankruptcy. While we do not work with, or otherwise have exposure to any of the above cryptocurrency market participants, these events have resulted in a loss of confidence in participants in the digital asset ecosystem and negative publicity surrounding the industry more broadly. Other participants, including our cryptocurrency exchange merchants may be negatively affected, which may in turn reduce activity on their platforms and the revenues that we derive from these merchants. In addition, should any of our cryptocurrency exchange merchants become subject to a bankruptcy proceeding in the future, we may not be able to recover amounts due to us from such merchant. For the year ended

December 31, 2022, revenue derived from our cryptocurrency exchange merchants accounted for less than 1% of our total revenue.
If we are unable to develop enhancements to our products, increase adoption and usage of our products, and introduce new products and capabilities that achieve market acceptance, our business, financial condition and results of operations may be adversely affected.
Our ability to attract new merchants and increase revenue from existing merchants depends on numerous factors, including our ability to enhance and improve our existing products, increase adoption and usage of our products, and introduce new products and capabilities. In particular, if we are not able to develop technology that is able to keep pace with new and increasingly complex fraud schemes, we may not be able to achieve a return on investment that satisfies our merchants. The success of any enhancements or new products depends on several factors, including timely completion, adequate quality testing, introduction to the market, and market acceptance. Any products we develop may not be introduced in a timely or cost-effective manner (or at all), may contain errors or defects, or may not achieve the broad market acceptance necessary to generate sufficient revenue. If we are unable to successfully enhance our existing products to meet merchant requirements, increase adoption and usage of our products, or develop new products, our business, financial condition, and results of operations may be adversely affected.
If we are unable to continue to increase the sales of our products to large enterprises while mitigating the risks associated with serving such merchants, our business, financial condition and results of operations may be adversely affected.
Our growth strategy is dependent, in large part, upon the continued increase of sales to large enterprises. For the year ended December 31, 2022, we estimate that more than 90% of our Billings were derived from merchants generating over $75 million in online sales per year. Sales to large enterprises involve risks that may not be present or that are present to a lesser extent with sales to smaller entities, such as longer sales cycles, more complex merchant requirements, substantial upfront sales costs, and less predictability in completing some of our sales. For example, large enterprises may require considerable time to evaluate and test our applications and those of our competitors prior to making a purchase decision and placing an order. A number of factors influence the length and variability of our sales cycle, including the need to educate potential merchants about the uses and benefits of our products, the discretionary nature of purchasing and budget cycles, and the competitive nature of evaluation and purchasing approval processes. As a result, the length of our sales cycle may vary significantly from merchant to merchant, and sales to large enterprises typically take longer to complete. Moreover, large enterprises often begin to deploy our products on a limited basis, but nevertheless demand configuration, integration services, and pricing negotiations, which increase our upfront investment in the sales effort with no guarantee that these merchants will deploy our products widely enough across their organization to justify the substantial upfront investment. Our ability to improve our sales to such large enterprises is also partially dependent on our ability to continue to attract, train and retain sales personnel with experience selling to large enterprises, and competition for such personnel can be intense.
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
The loss of the services of any of our executive leadership team, including our co-founders, who are also our Chief Executive Officer and Chief Technology Officer, could materially and adversely affect our revenues, our results of operations and financial condition.

Our success and future growth depend largely upon the continued services of our executive officers and other key employees in the areas of research and development, marketing, business development, sales, products, and general administrative functions. In particular, the experiences of Eido Gal, our co-founder and Chief Executive Officer, and Assaf Feldman, our co-founder and Chief Technology Officer, are valuable assets to us. Mr. Gal and Mr. Feldman both have significant experience in developing automated risk and identity products and developing robust systems with machine learning algorithms and intelligent UIs for risk management applications and would be difficult to replace. Competition for senior executives in our industry is intense, and we may not be able to attract and retain qualified personnel to replace or succeed Mr. Gal, Mr. Feldman or other key executives. Failure to retain Mr. Gal, Mr. Feldman or other key executives would have a material adverse effect on our business, financial condition and results of operations.
In addition, executive leadership transition periods are often difficult as the new executives gain more detailed knowledge of our operations, and friction can result from changes in strategy and management style. Management turnover inherently causes some loss of institutional knowledge, which can negatively affect strategy and execution.
If we are unable to attract and retain executives and employees that we need to support our operations and growth, our revenues, our results of operations and financial condition may be adversely affected.
To execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for software engineers experienced in designing and developing software as a service (“SaaS”) applications and experienced sales professionals. Competition for talent in Israel has in the past been and remains intense. See Item 3.D. “Risk Factors—Risks Relating to our Incorporation and Location in Israel — Due to competition for highly skilled personnel in Israel, we may fail to attract, recruit, retain and develop qualified employees, which could materially and adversely impact our business, financial condition and results of operations.” If we are unable to attract such personnel remotely or in cities or countries where we are located, we may need to hire in other locations which may add to the complexity and costs of our business operations. In particular, we expect to establish a research & development hub in a new, lower cost region, in order to enhance and expand our talent pool and to help rationalize our labor costs. There can be no guarantee that we will be successful in hiring in this region, that we will be successful in integrating our research & development teams across locations, or that such initiative will lead to meaningful cost savings. From time to time, we have experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached their legal obligations, resulting in a diversion of our time and resources.
We believe that our corporate culture has been a critical component of our success. We have invested substantial time and resources in building our team and nurturing our culture. As we continue to grow, we may find it difficult to maintain our corporate culture while managing this growth. Any failure to manage our anticipated growth and organizational changes in a manner that preserves the key aspects of our culture could hurt our ability to recruit and retain personnel. This, in turn, could adversely affect our revenues, our results of operations and financial condition.
In addition, prospective and existing employees often consider the value of the equity awards they receive in connection with their employment, in addition to their cash compensation. The market price of our stock has recently experienced significant volatility. Significant declines in the value of our stock, has, and may in the future, impact our ability to compensate employees appropriately and to attract and retain talent. If the total compensation, including the amount or value of equity awards offered to employees is perceived to be less favorable than total compensation or equity awards offered by other companies with whom we compete for talent, or the perceived value of our equity awards declines, experiences significant volatility, or increases such that prospective employees believe that they are not being fairly compensated or that there is limited upside to the value of the Company’s equity awards, it may adversely affect our ability to recruit and retain key employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business, financial condition and results of operations may be adversely affected.
We may need to change our prices and pricing structure from time to time, which may negatively impact our business.
We typically charge our merchants a percentage of the value of the transactions that we automatically approve. The fee we charge our merchants is a risk-adjusted price (based on a variety of factors including historical fraud levels, approval rate commitment, industry vertical and geographic region), which is expressed as a percentage of the GMV dollars that we approve. We expect we may need to change our pricing model from time to time, including as a response to updates or enhancements to our product suite, and in response to changes in global economic conditions or reductions in our merchants’ spending levels generally.
Through our Chargeback Guarantee product, we provide a Chargeback Guarantee to our merchants for transactions that our eCommerce risk intelligence platform approves that are subsequently determined to be fraudulent and for which a valid chargeback reimbursement request is received by our merchant. Pursuant to our Chargeback Guarantee, we may be required to issue a significant amount of credits to merchants. The credit issued via the invoice we provide to our merchants generally equates to the approved transaction amount, which exceeds the fee we charge for the associated transaction. This business model requires us to accurately predict the amount of credits we expect to issue in order to determine the appropriate pricing structure for our products, and failure to do so may negatively affect our financial condition. While chargebacks are intended as a consumer protection mechanism from fraudulent transactions, they are also susceptible to abuse and “friendly fraud”. For example, friendly fraud may occur when a consumer, rather than returning an order they are dissatisfied with, instead initiates the chargeback process to avoid a complicated returns process. Friendly fraud may violate the merchant’s cancellation policies and, depending on the jurisdiction, may also be unlawful. Nevertheless, to the extent a chargeback reimbursement request is received by our merchants, even in instances of friendly fraud or other chargeback abuse, we may be required to issue significant credits to our merchants in respect of these transactions. While we employ a variety of strategies to minimize our exposure to friendly fraud and other chargeback abuses, it is often difficult to differentiate friendly fraud and other chargeback abuses from “true” fraud. Any increase in chargeback abuse, including friendly fraud, may negatively impact our business operations and financial performance.
Similarly, as we introduce new products, or as a result of the evolution of our existing products, and as the methods and techniques used to perpetrate fraud evolve, we may have difficulty determining the appropriate pricing structure for our products.
In addition, as new and existing competitors introduce new products that compete with ours, or revise their pricing structures, we may be unable to attract new merchants or retain existing merchants at the same price, or based on the same pricing model as we have used historically. Moreover, as we continue to target selling our products to large enterprises, these large enterprises may demand substantial price concessions. As a result, we may be required, from time to time, to revise our pricing structure or reduce our prices, which could adversely affect our business, financial condition and results of operations.
We are currently subject to securities class-action litigation and may be subject to similar or other litigation in the future, all of which will require significant management attention, could result in significant legal expenses and may result in unfavorable outcomes, all or any of which could adversely affect our operating results, harm our reputation or otherwise negatively impact our business.
We are, and may in the future become, subject to litigation or claims arising in or outside the ordinary course of business that could negatively affect our business operations and financial condition, including securities class actions and shareholder derivative actions, both of which are typically expensive to defend. For example, we currently have a putative securities class-action complaint pending against us and certain of our current and former directors and officers, asserting violations of federal securities laws and seeking unspecified damages. We believe this lawsuit is without merit and intend to defend this case vigorously. For more information about this complaint, see Item 8.A. “Legal and Arbitration Proceedings.”
The outcome of any litigation, regardless of its merits, is inherently uncertain. Any claims and lawsuits, and the disposition of such claims and lawsuits, could be time-consuming and expensive to resolve, divert management attention and resources, and lead to attempts on the part of other parties to pursue similar claims. Any adverse determination related to litigation could adversely affect our operating results, harm our reputation or otherwise negatively impact our business. In addition, depending on the nature and timing of any such dispute, a resolution of a legal matter could materially affect our future operating results, our cash flows or both.
We are exposed to fluctuations in currency exchange rates, which could negatively affect our operating results.
A majority of our merchant agreements and partner and services contracts are denominated in U.S. dollars, and therefore substantially all of our revenue transactions are not subject to foreign currency risk as the U.S. dollar is also the functional currency of our consolidated subsidiaries. However an increasing portion of our revenue is denominated in foreign currencies, in particular the Euro ("EUR"). A weakening of foreign currencies against the U.S. dollar will negatively affect our revenues. In addition, an increasing portion of our operating expenses are denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates. In particular, any strengthening of the New Israeli Shekels, or NIS, against the U.S. dollar will result in increasing costs. While we have robust hedging programs in place, if we are not able to successfully hedge against these risks in the future, our operating results could be adversely affected. For discussion of the impact of fluctuations in foreign currency exchange rates on our business, see Item 11. “Quantitative and Qualitative Disclosures About Market Risk-Foreign Currency Exchange Risk.”
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

In deploying our SaaS products, we rely upon third-party providers of cloud-based infrastructure, or Public Cloud Providers, such as Amazon Web Services. In addition, many of our merchants utilize those same Public Cloud Providers. Any disruption in the operations of Public Cloud Providers or interference with our use of Public Cloud Providers would adversely affect our business, financial condition, and results of operations.
We outsource substantially all of the infrastructure relating to our cloud offerings to Public Cloud Providers, such as Amazon Web Services. Merchants of our cloud-based SaaS products need to be able to access our eCommerce risk intelligence platform at any time, without interruption or degradation of performance, and we provide them with service level commitments with respect to uptime. Our cloud-based SaaS products depend on protecting the virtual cloud infrastructure hosted by Public Cloud Providers by maintaining its configuration, architecture, features and interconnection specifications, as well as maintaining the information stored in these virtual data centers and transmitted by third-party internet service providers. While our Public Cloud Providers typically have robust backup and disaster recovery plans and processes in place, any incident affecting our Public Cloud Providers’ infrastructure that may be caused by fire, flood, severe storm, earthquake or other natural disasters, viruses, cyberattacks, terrorist or other attacks, and other similar events beyond our control could negatively affect our cloud-based SaaS products. Certain of these events may become more frequent or severe as a result of climate change. Climate change may also result in certain chronic changes to the physical environment, such as sea-level rise, which may adversely impact the infrastructure we rely on or otherwise adversely impact our operations. A prolonged service disruption affecting our cloud-based offerings for any of the foregoing reasons would negatively impact our ability to serve our merchants and could damage our reputation with current and potential merchants, expose us to liability, cause us to lose merchants or otherwise have an adverse effect on our business, financial condition, and results of operations. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the Public Cloud Provider services we use.
In the event that our service agreements with our Public Cloud Providers are terminated, or there is a lapse of service, elimination of services or features that we utilize, interruption of internet service provider connectivity or damage to such facilities, we could experience interruptions in access to our eCommerce risk intelligence platform as well as significant delays and additional expenses in arranging or creating new facilities and services and/or re-architecting our cloud offering for deployment on a different cloud infrastructure service provider, which may adversely affect our business, financial condition and results of operations.
Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.
We rely on a combination of trademark, trade secret, copyright and other intellectual property laws as well as contractual provisions, such as confidentiality clauses, to establish and protect our proprietary technology, our brand and other intellectual property. While it is our policy to protect and defend our intellectual property, our efforts may be inadequate to prevent unauthorized use of our intellectual property rights. We will not be able to protect our intellectual property if we are unable to secure or enforce our rights or if we do not detect unauthorized use of our intellectual property. If we fail to protect our intellectual property rights adequately, our competitors may gain access to our technology and our business, financial condition, and results of operations may be adversely affected. In addition, defending our intellectual property rights may entail significant expense. Any patents, trademarks, or other intellectual property rights that we obtain may be challenged by others or invalidated through administrative process or litigation. We do not currently have any patents or pending patent applications; however, in the future, we may seek patent protection for our technology, which protection we may not be able to obtain or maintain. In addition, any patents we obtain in the future may not issue with the scope of the claims we seek or may not provide us with meaningful protections or competitive advantages, or may be successfully challenged, invalidated, or circumvented by third parties. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain, particularly in certain foreign countries in which we do business, such as China.

We also have chosen not to register any copyrights, and instead rely primarily on trade secret protection to protect our proprietary software. While we also own unregistered copyrights in our software, copyrights must be registered before bringing a copyright infringement lawsuit in the United States. Because we have chosen not to register our copyrights, the remedies and damages available to us for unauthorized use of software may be limited. Despite our efforts to maintain our source code and certain other technologies as trade secrets, it may still be possible for unauthorized third parties to copy our products and eCommerce risk intelligence platform capabilities and use information that we regard as proprietary to create products that compete with ours. Further, effective patent, trademark, copyright and trade secret protection may not be available to us in every country in which our products are or may become available, or our attempts to register intellectual property rights may be challenged or rejected. The laws of some foreign countries, such as China, may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. As we expand our international activities, our exposure to unauthorized copying and use of our products and platform capabilities and proprietary information will likely increase. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property. Third parties, including former employees, may also breach duties of confidentiality to us. Further, we may be unable to prevent competitors from acquiring trademarks or domain names that are similar to or diminish the value of our intellectual property. We are and may become party to certain agreements that may limit our trademark rights in certain jurisdictions; our ability to use our existing trademarks in new business lines in the future may be limited.
We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with other parties. We also attempt to protect our proprietary technologies by implementing administrative, technical and physical practices, including source code access controls, to secure our proprietary information. However, no assurance can be given that these agreements or practices will be effective in controlling access to and distribution of our proprietary information. Further, these agreements and practices may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products and eCommerce risk intelligence platform capabilities.
We may be required to spend significant resources in order to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Such litigation could be costly, time-consuming, and distracting to management. Further, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the ownership, scope, validity and enforceability of our intellectual property rights, which could result in the impairment or loss of portions of our intellectual property. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our products and eCommerce risk intelligence platform capabilities, impair the functionality of our products and platform capabilities, delay development and introductions of new products, result in our substituting inferior or more costly technologies into our products, or injure our reputation. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.
Interruptions or performance problems associated with our technology and infrastructure may adversely affect our revenues, our results of operations and financial condition.
Our continued growth depends in part on the ability of our existing and potential merchants to access our products and eCommerce risk intelligence platform capabilities at any time and within an acceptable amount of time. Interruptions in our products or performance problems, for whatever reason, could undermine our merchants’ confidence in our products and cause us to lose merchants or make it more difficult to attract new ones. We have experienced, and may in the future experience, disruptions, outages, and other performance problems due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints due to an overwhelming number of users accessing our products and platform capabilities simultaneously, denial of service attacks, or other security-related incidents or attacks. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times and as our products and platform capabilities become more complex and our user traffic increases. If our products and platform capabilities are unavailable or if our merchants are unable to access our products and platform capabilities within a reasonable amount of time or at all, our revenues, our results of operations and financial condition may be adversely affected. We provide credits to our merchants for consumer transactions that our platform approves that are subsequently determined to be fraudulent and for which our merchants receive a chargeback. Any performance malfunction in our platform could result in us approving fraudulent consumer transactions in excess of anticipated levels and, to the extent chargebacks are received by our merchants, require us to issue a significant amount of credits to merchants. Issuing a significant amount of credits or refunds to merchants would negatively impact our financial position. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, this may cause merchants to terminate their agreements with us, impair our ability to grow our merchant base, subject us to financial liabilities and our business, financial condition and results of operations may be adversely affected.
Our proprietary machine learning models rely in part on the use of our merchants’ data and other third-party data, and if we lose the ability to use such data, if our merchants fail to collect such data, if there are disruptions in our ability to access such data, or if such data contain inaccuracies, our business could be adversely affected.
We rely on our proprietary machine learning models, which are statistical models built using a variety of data-sets. Our machine learning models rely on a wide variety of data sources, including data collected from our merchants as part of our automated decisioning process and in some cases data collected from third parties. Under our agreements with certain merchants, we receive licenses to use data collected directly from those merchants’ consumers’ internet browsers. Such licenses may impose restrictions on how such data may be used, including, for example, restrictions on the collection or use of data from certain jurisdictions. If we are unable to access and use data collected from our merchants or their consumers as part of our automated decisioning process, or other third-party data used in our machine learning models, or our access to such data is limited, for example, due to new or changing laws, regulations or policies of third parties, commercial disputes, or access disruptions to third-party data sources due to denial of service attacks, or other security-related incidents or attacks impacting those third-party data sources, our ability to accurately evaluate potential transactions, detect fraud and verify consumers’ data would be compromised. In addition, technology strategies employed by certain merchants, including “headless commerce”, which refers to the decoupling of a merchant’s front-end customer experience technology from their back-end eCommerce platform, may result in the fragmentation of consumer data points across sources. If our merchants are unable to capture all the data points from their consumers that our machine learning models require, the accuracy of our machine learning models may be affected, or we may not be able to do business with merchants employing this, or similar, technology strategies.
Third-party data sources on which we rely include Maxmind, Ekata and Emailage. The data received from these third-parties is used by our machine learning models, including to evaluate transactions for potential fraud. Data collected from our merchants as part of our automated decisioning process and other information that we receive from third parties may not accurately detect fraud for a variety of reasons, including errors or inconsistencies in the information collected, changing methods of perpetrating fraud or lack of available information upon which to make a decision. For example, if the information provided by a merchant is inaccurate, it may cause us to inaccurately link a legitimate order with other fraudulent orders. Although we use numerous third-party data sources within our machine learning models, which helps mitigate this risk, it does not eliminate the risk of an inaccurate fraud review decision.
In addition, if third-party data used to train and improve our machine learning models is inaccurate, or access to such third-party data is limited or becomes unavailable to us, our ability to continue to improve our machine learning models would be adversely affected. Although we believe that there are commercially reasonable alternatives to the third-party data we currently license available, this may not always be the case, or it may be difficult or costly to migrate to other third-party data. Our use of additional or alternative third-party data would require us to enter into license agreements with third parties. In addition, integration of the third-party data used in our machine learning models with new third-party data may require significant work and require substantial investment of our time and resources. Additionally, we may not be able to obtain third party data sets required to support new or alternate payment methods. Any of the foregoing could negatively impact our product offerings and our relationships with our merchants, impair our ability to grow our merchant base, subject us to financial liabilities and our business, financial condition and results of operations may be adversely affected.
Compliance with continuously evolving privacy laws and regulations, including laws and regulations governing processing of personal information, including payment card data, and our actual or perceived failure to comply with such laws and regulations may result in significant liability, negative publicity, and/or erosion of trust and could have an adverse effect on our revenues, our results of operations and financial condition.
We are subject to federal, state, and international laws relating to the collection, use, disclosure, retention, security, and transfer of personal data, and consumer information, including payment card data, as such terms are commonly understood. The regulatory framework worldwide for privacy and security issues, particularly as they relate to the use of data in artificial intelligence and machine learning is rapidly evolving and as a result implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. We publicly post documentation regarding our data processing practices.
Complying with these data, data protection, privacy or security laws, regulations, or industry standards has required and may continue to require us to incur substantial operational costs and Company resources. Because the interpretation and application of many privacy and data protection laws along with contractually imposed industry standards are uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our products and eCommerce risk intelligence platform capabilities. If so, in addition to the possibility of fines, lawsuits, and other claims and penalties, we could be required to fundamentally change our business activities and practices or modify our products and platform capabilities, which could have an adverse effect on our revenues, our results of operations and financial condition. For example, we may not be legally permitted to collect and store information on transactions we process that enable us to improve our products. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable privacy and data security laws, regulations, policies, industry standards, or social expectations of corporate fairness, could result in additional cost and liability to us, damage our reputation, inhibit sales, and adversely affect our revenues, our results of operations and financial condition. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to the businesses of our merchants may limit the use and adoption of, and reduce the overall demand for, our products. Privacy and data security concerns, whether valid or not valid, may inhibit market adoption of our products, particularly in certain industries and foreign countries. If we are not able to adjust to changing laws, regulations, and standards related to the Internet, our business, financial condition and results of operations may be adversely affected.
United States
In the United States, risks of actual or perceived non-compliance includes enforcement actions under federal and state laws, rules and regulations. In addition, privacy advocates and industry groups have approved, and may propose and approve in the future, self-regulatory standards with which we must comply or that contractually apply to us. If we fail to follow applicable security standards even if no consumer information is compromised, we may incur significant fines or experience a significant increase in costs or reputational damage.
U.S. state laws in this area are complex and developing rapidly. Many state legislatures have adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security and data breaches. Laws in all 50 states require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach. The laws are not consistent, and compliance in the event of a widespread data breach is costly. States are also constantly amending existing laws, requiring attention to frequently changing regulatory requirements.
The California Consumer Privacy Act, or the CCPA, gives California residents rights over personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used (which may include any of our current or future employees who may be California residents) and provide such residents ways to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Further, in November 2020, California voters passed the California Privacy Rights Act, or the CPRA, which took effect on January 1, 2023 and significantly expands the CCPA, including by introducing additional obligations such as data minimization and storage limitations and granting additional rights to consumers. The CCPA and CPRA may increase our compliance costs and potential liability.
In addition, the Virginia Consumer Data Protection Act, or the VCDPA, which will go into effect in 2023, gives new data protection rights to Virginia residents and imposes additional obligations on controllers and processors of consumer data. For example, the VCDPA grants Virginia residents certain rights with respect to their personal data, including the right to opt out of the sale or processing of their personal data (including for targeted advertising). Further, the Colorado Privacy Act (“COCPA”), which also becomes enforceable in 2023, closely resembles the VCDPA, and both will be enforced by the respective states’ Attorney General and district attorneys, although the two differ in many ways.
Some observers have noted that the CCPA, CPRA, VCDPA and COCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could increase our potential liability and adversely affect our revenues, our results of operations and financial condition.
Additionally, in offering online payment products for our merchants using Deco, we rely on technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information such as consumer credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other developments could compromise or breach the algorithms that we use to protect our merchants’ transaction data.
European Economic Area, United Kingdom and Israel.
The EEA’s data protection landscape is evolving, resulting in possible significant and operational costs for internal compliance and risks to our business. Recent legal developments in the EEA have created complexity and uncertainty regarding transfers of personal data from the EEA to countries outside the EEA. We have taken steps to mitigate the impact on us, such as implementing the European Commission’s standard contractual clauses, or SCCs, however, the efficacy and longevity of these mechanisms remains uncertain. On July 16, 2020, the Court of Justice of the European Union, or the CJEU, invalidated the EU-U.S. Privacy Shield Framework, or Privacy Shield, under which personal data could be transferred from the EEA to U.S. entities who had self-certified under the Privacy Shield scheme. While the CJEU has upheld the adequacy of the SCCs, it has made clear that reliance on them alone may not necessarily be sufficient in all circumstances. The European Data Protection Board, or the EDPB, released a comment on the supplementary measures that companies may use to ensure ‘EU level’ data protection - such as conducting impact assessment for data transfers, and assessing the use of SCCs on a case-by-case basis taking into account the legal regime applicable in the destination country. A successor for the invalidated Privacy Shield is being negotiated between the European Union and the United States, but no final agreement has been reached so far, and it is unclear whether and under which conditions we will be able to benefit from a prospective successor legal framework for EEA-U.S. data transfers.

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
The General Data Protection Regulation 2016/679, or the GDPR, and the UK Data Protection Act 2018 and the UK General Data Protection Regulation, or together the UK GDPR, impose robust obligations on controllers and processors for the processing of personal data and contains documentation and accountability requirements for data protection compliance. The GDPR and the UK GDPR impose numerous privacy-related obligations on companies operating in their respective jurisdictions, including certain rights for data subjects, data breach notification requirements, and data security obligations. Failure to comply with these obligations can result in significant fines and other liability under applicable law. In particular, under the GDPR, fines of up to EUR 20 million (or GBP 17.5 million under the UK GDPR) or up to 4% of the annual global revenue of the noncompliant company, whichever is greater, could be imposed for violations of certain of the GDPR’s requirements. The GDPR requirements apply not only to third-party transactions, but also to transfers of information between us and our subsidiaries, including employee information.
In addition to the GDPR, the European Commission also has another draft regulation in the approval process that focuses on electronic communications. The proposed legislation, known as the Regulation on Privacy and Electronic Communications, or ePrivacy Regulation, would replace the current ePrivacy Directive (2002/58/EC). Originally planned to be adopted and implemented at the same time as the GDPR, the ePrivacy Regulation has yet to be finalized. We may need to spend additional time and effort addressing the additional requirements of the ePrivacy Regulation once finalized and ratified. The ePrivacy Regulation may include enhanced consent requirements in order to use communications content and communications metadata, which may negatively impact our product offerings and our relationships with our merchants. Under the existing rules in the ePrivacy Directive, informed consent is required for the placement of a cookie or similar technologies on a user’s device and for direct electronic marketing. The GDPR also imposes conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. While the text of the ePrivacy Regulation is still under development, recent European court decisions, European supervisory authorities and regulators’ guidance and enforcement action on cookie-related matters and civil proceedings brought by individuals are driving increased attention to cookies and tracking technologies. This could require significant systems changes, limit the effectiveness of our fraud detection capabilities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially target individuals, may lead to broader restrictions and impairments on our marketing and personalization activities, may negatively impact our efforts to understand users, and, as a result of us being able to process less data, make our automated decisioning process less accurate.
On November 1, 2022, the Digital Markets Act, or the DMA, entered into force and on November 16, 2022, the Digital Services Act, or the DSA, followed. For the DSA, most provisions become applicable on February 17, 2024. The DSA and the DMA focus on creating a safer digital space, protecting fundamental rights of all users of digital services, and establishing a level playing field for businesses and consumers with regards to online platforms. As further guidance is issued and interpretation of both the DSA and the DMA evolves, it is difficult to assess the impact of the DSA and DMA on our business or operations, but, to the extent applicable, it may require us to modify our practices and policies and we could incur substantial costs as a result.

On December 16, 2020, the European Union published a new cybersecurity strategy which aims at adapting online and offline security requirements in response to growing interconnectedness and digitization. In December 2022, the Directive (EU) 2022/2555 of the European Parliament and of the Council of December 14, 2022 on measures for a high common level of cybersecurity across the Union, amending Regulation (EU) No 910/2014 and Directive (EU) 2018/1972, and repealing Directive (EU) 2016/1148, or the NIS 2 Directive, was published in the official journal of the European Union. As EU Member States still need to adopt the NIS 2 Directive into national law by October 17, 2024, it is difficult to assess the impact on our business or operations, but it may require us to modify our cybersecurity practices and policies and we could incur substantial costs as a result.
In addition, we are also subject to the Israeli Privacy Protection Law, 5741-1981, and its regulations, including the Israeli Privacy Protection Regulations (Data Security), 5767-2017, or the Data Security Regulations, as well as the guidelines of the Israeli Privacy Protection Authority, together the PPL, which impose obligations with respect to the manner personal data is processed. In this respect, the Data Security Regulations may require us to adjust our data protection and data security practices, information security measures, certain organizational procedures, applicable positions (such as an information security manager) and other technical and organizational security measures. Failure to comply with the PPL may expose us to administrative fines, civil claims (including class actions) and in certain cases criminal liability. In addition we may also need to take certain remedial actions to rectify such irregularities, which may increase our costs.
If we were found in violation of any applicable laws or regulations relating to privacy, data protection, or security, in any jurisdiction, our business may be materially and adversely affected and we may be subject to proceedings against us by governmental entities, merchants, data subjects or others, which could lead to damages and regulatory fines and we would likely have to change our business practices and potentially our products, which could have an adverse effect on our revenues, our results of operations and financial condition.
China
Under China’s Cybersecurity Law, any collection, use, transfer and storage of personal information of a Chinese citizen through a network by the network operator should be based on the three principles of legitimacy, justification and necessity and requires the consent of the data subject. The rules, purposes, methods and ranges of such collection should also be disclosed to the data subject. China’s data localization requirements are becoming increasingly common in sector-specific regulations. China’s Cybersecurity Law requires operators of critical information infrastructure (“CIIOs”) to store personal information and important data collected and generated from the critical information infrastructure within China. Failure to do so can result in fines of up to RMB 100,000 for the relevant entity as well as for the personnel directly responsible. On September 14, 2022, the Cyberspace Administration of China, or the CAC, China’s top cybersecurity regulator, released new amendments to China’s Cybersecurity Law for public consultation. If the amendments are passed, the amended law will increase the penalties for violations of cybersecurity obligations under the Cybersecurity Law to up to RMB 50 million, in line with those under the Data Security Law and Personal Information Protection Law (“PIPL”).
The primary purpose of China’s Data Security Law (“Data Security Law”)is to regulate data activities, safeguard data security, promote data development and usage, protect individuals and entities’ legitimate rights and interests, and safeguard state sovereignty, state security and development interests. The Data Security Law applies extra-territorially, and to a broad range of activities that involve “data” (not only personal or sensitive data). Under the Data Security Law, entities and individuals carrying out data activities must abide by various data security obligations, including, to classify and protect data based on the importance of data to the state’s economic development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protective measures is required to be taken for each respective class of data. The Data Security Law also echoes the data localization requirement in the Cybersecurity Law and requires important data to be stored locally in China. Such important data may only be transferred outside of China subject to compliance with certain data transfer restrictions, such as passing a security assessment organized by the relevant authorities.
The Cybersecurity Review Measures, which took effect on February 15, 2022 in China, clarify when entities must apply for a mandatory cybersecurity review from the Chinese government authorities, including circumstances when (i) CIIOs purchase network products that may affect national security, (ii) when a network platform operator’s data processing activities may affect national security, or (iii) when a network platform operator holds personal information of more than one million individuals and plans on listing publicly abroad (outside of China). Network platform operators are not defined but is understood to be broadly interpreted to include all Internet platform operators or service providers, thus providing for a broad application. A mandatory cybersecurity review is likely to prolong the timeline of any contemplated listing abroad and increase the regulatory burden on entities that are subject to this requirement.
In addition, China’s PIPL, which became effective on November 1, 2021 applies extra-territorially and is intended to clarify the scope of application, the definitions of personal information and sensitive personal information (which includes medical and health information), the legality of personal information processing and the basic requirements of notice and consent, among other things. The PIPL also sets out data localization requirements for CIIOs and personal information processors who process personal information above a certain threshold prescribed by the relevant authorities. The PIPL also includes a list of rules which must be complied with prior to the transfer of personal information outside of China, such as compliance with a security assessment or certification by an agency designated by the relevant authorities or entering into standard form model contracts approved by the relevant authorities with the overseas recipient.
On July 7, 2022, the CAC issued Security Assessment Measures for Outbound Data Transfers, which became effective on September 1, 2022. The Security Assessment Measures for Outbound Data Transfers clarify the security assessment requirement under the PIPL and requires a data processor to apply for the security assessment organized by the CAC under any of the following circumstances before the information is transferred outbound: (i) where a data processor provides key data overseas, (ii) critical information infrastructure operators and personal information processors who process more than one million individuals personal information, (iii) where a data processor has cumulatively provided personal information of over 100,000 individuals or sensitive personal information of over 10,000 individuals in total abroad since January 1 of the previous year. Additionally, on November 18, 2022, the CAC and the State Administration of Market Regulation issued the Implementation Rules for Personal Information Protection Certification which apply with immediate effect and which provide important guidance on obtaining a personal information certification for lawful cross-border transfer of personal information under the PIPL.
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
We currently operate consumer credit programs under our Deco brand. Our Deco credit product and our activities in connection with our Deco credit product are subject to various federal and state consumer credit laws, including laws that require us to maintain state licenses or make notifications or other filings to state regulators, disclosure laws, laws requiring or prohibiting certain contractual terms, laws governing servicing and collection practices, fair lending laws (such as the Equal Credit Opportunity Act and Regulation B as implemented by the Consumer Financial Protection Bureau, or CFPB), and other applicable laws, regulations, and regulatory guidance. In connection with such laws, we are subject to supervision by licensing regulators in states in which we hold licenses, as well as to regulation and enforcement by other regulators such as the CFPB and Federal Trade Commission, and state attorneys general. We are also subject to industry compliance standards and compliance expectations and requirements of our commercial counterparties in connection with our Deco credit product.
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
As the regulatory framework for machine learning technology and artificial intelligence evolves, including with respect to unintentional bias and discrimination, our business, financial condition, and results of operations may be adversely affected.
The regulatory framework for machine learning technology, artificial intelligence and automated decision making is evolving.
It is possible that new laws and regulations will be adopted in the United States and in non-U.S. jurisdictions, or that existing laws and regulations may be interpreted in ways that would affect the operation of our eCommerce risk intelligence platform and the way in which we use artificial intelligence and machine learning technology, including with respect to fair lending laws and unintentional bias and discrimination. Failure to comply with such laws or regulations could subject us to legal or regulatory liability. Further, the cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and results of operations.
Our use of open-source software could negatively affect our ability to sell our products and subject us to possible litigation.
Our products incorporate open-source software, and we expect to continue to incorporate open-source software in our products in the future. Few of the licenses applicable to open-source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. Certain open-source licenses may give rise to requirements to disclose or license our source code or other intellectual property if such open-source software is incorporated in, integrated with, or linked to our proprietary software in certain ways. We have guidelines in place which help us to regulate the use and incorporation of open-source software into our products in a manner that is intended to help mitigate the risk of subjecting our proprietary code to these restrictions. However, we cannot be certain that we have incorporated open-source software in our products in a manner that is consistent with these guidelines. If we fail to comply with our guidelines, or if they are flawed, we may be subject to certain requirements, including requirements that we offer our products that incorporate, integrate or link to the open-source software for free, or that we make available our proprietary source code to our licensees. If a third party were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from generating revenue from merchants using products that contained the open-source software and required to comply with onerous conditions or restrictions on these products. In any of these events, we and our merchants could be required to seek licenses from third parties in order to continue offering our products and to re-engineer our products or we could be required to discontinue offering our products to merchants in the event re-engineering cannot be accomplished on a timely basis. Any of the foregoing could require us to devote additional research and development resources to re-engineer our products, could result in merchant dissatisfaction and may adversely affect our business, financial condition and results of operations.
In addition, the use of open-source software may entail greater risks than the use of third-party commercial software, as open-source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. To the extent that our eCommerce risk intelligence platform depends upon the successful operation of the open-source software we use, any undetected errors or defects in this open-source software could prevent the deployment or impair the functionality of our platform, delay the introduction of new products, result in a failure of our platform, and injure our reputation. For example, undetected errors or defects in open-source software could render it vulnerable to breaches or security attacks and make our systems more vulnerable to data breaches.
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
We anticipate that, as our business expands into new markets and new product categories, and as the industries in which we operate become increasingly competitive, maintaining and enhancing our brand may become difficult and expensive. For example, consumers in any new international markets into which we expand may not know our brand and/or may not accept our brand, resulting in increased costs to market to and attract merchants to our brand. Further, as we grow our retail partnerships, it may be difficult for us to maintain control of our brand with our retail partners, which may result in negative perceptions of our brand. Our brand may also be adversely affected if our public image or reputation is tarnished by negative publicity, including negative social media campaigns, security breaches, poor reviews of our products or merchant experiences or negative publicity associated with claims or litigation brought against the Company, regardless of the merit. In addition, ineffective marketing, product diversion to unauthorized distribution channels, product defects, unfair labor practices, spurious lawsuits, and failure to protect our intellectual property rights are some of the potential threats to the strength of our brand, and those and other factors could rapidly and severely diminish customer confidence in us. Maintaining and enhancing our brand will depend largely on our ability to continue to be a leader in the industries in which we operate and to continue to offer a range of high-quality products as well as a leading end-to-end experience to our merchants, which we may not execute successfully. Failure to maintain the strength of our brand could have a material adverse effect on our business, financial condition and results of operations.
Acquisitions, strategic investments, partnerships, or alliances could be difficult to identify, pose integration challenges, divert the attention of management, disrupt our business, dilute shareholder value, and adversely affect our business, financial condition and results of operations.

We may in the future seek to acquire or invest in businesses, joint ventures, products and platform capabilities, or technologies that we believe could complement or expand our products and platform capabilities, enhance our technical capabilities, or otherwise offer growth opportunities. Any such acquisition or investment may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable opportunities, whether or not the transactions are completed, and may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products and platform capabilities, personnel, or operations of the acquired companies, particularly if we are unable to retain the key personnel of the acquired company, their software is not easily adapted to work with our eCommerce risk intelligence platform, or we have difficulty retaining the merchants of any acquired business due to changes in ownership, management, or otherwise. These transactions may also disrupt our business, divert our resources, and require significant management attention that would otherwise be available for development of our existing business. We have not historically made any acquisitions and have limited experience in acquiring other businesses. Any such transactions that we are able to complete may not result in any synergies or other benefits we had expected to achieve, which could result in substantial impairment charges.
In addition, we may not be able to find and identify desirable acquisition targets or business opportunities or be successful in entering into an agreement with any particular strategic partner. We expect that certain of our competitors, many of which have greater resources than we do, will compete with us in acquiring complementary businesses or products. This competition could increase prices for potential acquisitions that we believe are attractive. Also, acquisitions are often subject to various regulatory approvals. If we fail to receive the appropriate regulatory approvals, we may not be able to consummate an acquisition that we believe is in our best interests and may incur significant costs. These transactions could also result in transaction fees, dilutive issuances of our equity securities, incurrence of debt or contingent liabilities, and fluctuations in quarterly results and expenses. We could also face risks related to liability for activities of any acquired company as conducted before any acquisition, including intellectual property infringements claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities and litigation or other claims in connection with the acquired company, including claims from any terminated employees, customers, users, former shareholders or other third parties, and our efforts to limit such liabilities could be unsuccessful. Further, if the resulting business from such a transaction fails to meet our expectations, our business, financial condition and results of operations may be adversely affected, or we may be exposed to unknown risks or liabilities.
We may be sued by third parties for alleged infringement, misappropriation or other violation of their intellectual property rights.
There is considerable technology development activity in our industry, and our competitors are vigilant in protecting and asserting their intellectual property rights. Accordingly, our success depends in part on avoiding infringing or otherwise violating the intellectual property rights of others. From time to time, our competitors or other third parties may claim that we are infringing upon their intellectual property rights, and we may be found to be infringing upon such rights. Any claims or litigation, regardless of merit, could cause us to incur significant expenses and, if successfully asserted against us, could require us to pay substantial damages or ongoing royalty payments, could prevent us from offering our products and eCommerce risk intelligence platform capabilities, or could require us to redesign or rebrand our products so that they are non-infringing. Furthermore, we do not currently have a patent portfolio, which could prevent us from deterring patent infringement claims due to our inability to credibly threaten patent infringement counterclaims. Even if we obtain patents in the future, our competitors and others may have significantly larger patent portfolios. Further, non-practicing entities seeking to extract a settlement from companies like us may not be deterred by a patent portfolio of any size because their sole or primary business is the assertion of patent claims.
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
Our business may be negatively impacted as a result of Russian activities in Ukraine.

The Russian invasion of Ukraine, which began in February 2022 resulted in the imposition of certain sanctions by the U.S., EU, UK and other jurisdictions. Any heightened military conflict, economic impact or persistent geopolitical instability, including heightened operating risks in Russia and Europe, additional sanctions or counter-sanctions, heightened and prolonged inflation, cyber disruptions or attacks, increased energy costs and higher supply chain costs, could lead to further disruption, instability and volatility in global markets and industries that could have a material adverse effect on our operation. We have operations or activities in countries and regions outside Israel and the United States, including Europe, and any of the foregoing could have a material adverse effect on our business, financial condition, and results of operations.
While we may not be able to enforce non-compete agreements we enter into with our employees, our current and future competition may attempt to enforce similar agreements with individuals we recruit or attempt to recruit.
We generally enter into agreements with our employees which prohibit our employees, if they cease working for us, from competing directly with us or working for our current and future competition for a limited period. However, we may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work, and it may be difficult for us to restrict our current and future competition from benefiting from the expertise our former employees developed while working for us. For example, Israeli labor courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer that have been recognized by the courts, such as the protection of a company’s trade secrets or other intellectual property. In addition, in the United States, the Federal Trade Commission (“FTC”) has recently proposed rules that, if adopted, would ban post-termination non-compete clauses and require employers to rescind existing ones.
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
The Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight, as well as outside consultants. If any of these controls and systems do not perform as expected, we may experience material weaknesses in our controls.
In addition to our results determined in accordance with GAAP, we believe certain non-GAAP financial measures and key metrics may be useful in evaluating our operating performance. We present certain non-GAAP financial measures and key performance metrics in this Annual Report and intend to continue to present certain non-GAAP financial measures and key performance metrics in future filings with the SEC and other public statements. Any failure to accurately report and present our non-GAAP financial measures and key performance metrics could cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A ordinary shares.
Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business, as a result of our growth and expansion, changes to or additions of new products or otherwise. Further, material weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls could cause us to fail to meet our reporting obligations and may result in a restatement of our consolidated financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations that we are required to include in our annual reports that we file with the SEC as well as annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will be required to include in our annual reports after we lose our status as an “emerging growth company.” Ineffective disclosure controls and procedures and internal control over financial reporting could cause investors to lose confidence in our reported financial and other information and we could become subject to investigations by the SEC or other regulatory authorities, which could have a material negative effect on the trading price of our Class A ordinary shares. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the New York Stock Exchange (“NYSE”).
We are required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting pursuant to Section 404(a) of the Sarbanes-Oxley Act in our annual reports. This assessment must include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. Despite our efforts, there is a risk that we will not be able to conclude that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. Additionally, when we are no longer an “emerging growth company,” our independent registered public accounting firm will be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating.
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
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in our consolidated financial statements and accompanying notes. Actual results could differ materially from these estimates. We base our estimates on assumptions (both historical and forward-looking), trends, and various other assumptions that are believed to be reasonable, as provided in Note 2 to our consolidated financial statements. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, in addition to the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates are used to prepare our consolidated financial statements, including those related to the estimated customer life on deferred contract costs, the allowance for doubtful accounts, the fair value of financial assets and liabilities including the fair value of derivatives, the useful lives of property and equipment, capitalization and estimated useful life of internal-use software, share-based compensation including the determination of the fair value of our ordinary shares (prior to IPO), the fair value of indemnification guarantees and the associated systematic and rational amortization method, provisions for chargebacks, the fair value of convertible preferred share warrant liabilities and convertible preferred share tranche rights (prior to IPO), incremental borrowing rate (“IBR”) used for operating lease right-of-use (“ROU”) assets and operating lease liabilities, and the valuation of deferred tax assets and uncertain tax positions. Our business, financial condition and results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our Class A ordinary shares.
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
Increasing scrutiny of, and evolving expectations for, sustainability and environmental, social, and governance (“ESG”) initiatives could increase our costs, harm our reputation, or otherwise adversely impact our business.
We, as with other companies, are facing increasing scrutiny related to our ESG practices and disclosures from certain investors, capital providers, shareholder advocacy groups, other market participants, customers, and other stakeholder groups. For example, certain institutional and individual investors have requested various ESG-related information and disclosures as they increasingly incorporate ESG criteria in making investment and voting decisions. With this increased focus, public reporting regarding ESG practices is becoming more broadly expected. Such increased scrutiny may result in increased costs, changes in demands for certain products, enhanced compliance or disclosure obligations, or other adverse impacts on our business, financial condition or results of operations.
While we may at times engage in voluntary initiatives (such as voluntary disclosures, certifications, or goals, among others), such initiatives may be costly and may not have the desired effect. For example, expectations around company’s management of ESG matters continues to evolve rapidly, in many instances due to factors that are out of our control. In addition, we may commit to certain initiatives or goals and we may not ultimately be able to achieve such commitments or goals due to cost, technological constraints, or other factors that are within or outside of our control. Moreover, actions or statements that we may take based on expectations, assumptions, or third-party information that we currently believe to be reasonable may subsequently be determined to be erroneous or be subject to misinterpretation. Even if this is not the case, our current actions may subsequently be determined to be insufficient by various stakeholders. If our ESG practices and reporting do not meet investor, consumer, employee, or other stakeholder expectations, which continue to evolve, our brand, reputation and customer retention may be negatively impacted, and we may be subject to investor or regulator engagement regarding such matters, even if they are currently voluntary. Certain market participants, including major institutional investors, use third-party benchmarks or scores to measure our ESG practices in making investment and voting decisions. As ESG best practices, reporting standards and disclosure requirements continue to develop, we may incur increasing costs related to ESG monitoring and reporting. In addition, new sustainability rules and regulations have been adopted and may continue to be introduced in various states and other jurisdictions. For example, the SEC has published proposed rules that would require companies to provide significantly expanded climate-related disclosures in their periodic reporting, which may require us to incur significant additional costs to comply and impose increased oversight obligations on our management and board of directors. Operating in more than one jurisdiction is likely to make our compliance with ESG and sustainability-related rules more complex and expensive, and potentially expose us to greater levels of legal risks associated with our compliance. Our failure to comply with any applicable rules or regulations could lead to penalties and adversely impact our reputation, customer attraction and retention, access to capital and employee retention. Such ESG matters may also impact our suppliers and customers, which may augment or cause additional impacts on our business, financial condition, or results of operations.
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
In 2022, the United States Inflation Reduction Act, among other changes, introduced a 15% corporate minimum tax on certain United States corporations and a 1% excise tax on certain stock redemptions by United States corporations, which the U.S. Treasury indicated may also apply to certain stock redemptions by a foreign corporation funded by certain United States affiliates.
In 2015, the Organization for Economic Co-operation and Development, or the OECD, released various reports under its Base Erosion and Profit Shifting, or BEPS, action plan to reform international tax systems and prevent tax avoidance and aggressive tax planning. These actions aim to standardize and modernize global corporate tax policy, including cross-border taxes, transfer-pricing documentation rules, and nexus-based tax incentive practices which in part are focused on challenges arising from the digitalization of the economy. The reports have a very broad scope, including, but not limited to, neutralizing the effects of hybrid mismatch arrangements, limiting base erosion involving interest deductions and other financial payments, countering harmful tax practices, preventing the granting of treaty benefits in inappropriate circumstances, and imposing mandatory disclosure rules. It is the responsibility of OECD members to consider how the BEPS recommendations should be reflected in their national legislation. Many countries are beginning to implement legislation and other guidance to align their international tax rules with the OECD’s BEPS recommendations ― for example, by signing the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent BEPS, or the MLI, which currently has been signed by over 85 jurisdictions, including Israel, which signed the MLI on September 13, 2018. The MLI implements some of the measures that the BEPS initiative proposes to be transposed into existing treaties of participating states. Such measures include the inclusion in tax treaties of one, or both, of a “limitation-on-benefit,” or LOB, rule and a “principle purposes test,” or PPT, rule. The application of the LOB rule or the PPT rule could deny the availability of tax treaty benefits (such as a reduced rate of withholding tax) under tax treaties. Although many of the BEPS measures have already been implemented or are currently being implemented globally, it is still difficult in some cases to assess to what extent these changes our tax liabilities in the jurisdictions in which we conduct our business or to what extent they may impact the way in which we conduct our business or our effective tax rate due to the unpredictability and interdependency of these potential changes. In January 2019 the OECD announced further work in continuation of the BEPS project, focusing on two “pillars.” On October 8, 2021, 136 countries approved a statement known as the OECD BEPS Inclusive Framework, which builds upon the OECD’s continuation of the BEPS project. The first pillar is focused on the allocation of taxing rights between countries for in-scope large multinational enterprises (with revenue in excess of €20 billion and profitability of at least 10%) that sell goods and services into countries with little or no local physical presence. The second pillar is focused on developing a global minimum tax rate of at least 15% applicable to in-scope multinational enterprises (with revenue in excess of €750 million). Israel is one of the 136 countries that has agreed in principle to the adoption of the global minimum tax rate. Given these developments, it is generally expected that tax authorities in various jurisdictions in which we operate may increase their audit activity and may seek to challenge some of the tax positions we have adopted. It is difficult to assess if and to what extent such challenges, if raised, might impact our effective tax rate. On 15 December 2022, Council of the EU unanimously adopted the EU Directive on Global Minimum Tax. Thus, it is now expected that that the second Pillar rules will be enacted by EU member states by December, 31 2023 effective for fiscal years beginning on or after that date. Such legislative initiatives may materially and adversely affect our plans to expand internationally and may negatively impact our financial condition, tax liability, and results of operations, and could increase our administrative expenses.
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
•the impact of the COVID-19 pandemic, including the easing of COVID-19 related restrictions and other measures on our merchants, consumers, partners, and operating results;
•geopolitical conditions or uncertainty, which may include war, political instability or unrest, or terrorism (such as the current armed conflict between Ukraine and Russia);
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
In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors have, and may in the future, materially harm the market price of our Class A ordinary shares, regardless of our actual operating performance. In addition, in the past, securities class action litigation has often been instituted against companies whose stock price have declined, especially following periods of volatility in the overall market. For example, see Item 8.A. “Legal and Arbitration Proceedings” for a description of a securities class action lawsuit currently pending against us and certain of our current and former officers and directors. Additional securities class action litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.
The dual class structure of our ordinary shares may adversely affect the trading market for our Class A ordinary shares.
We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A ordinary shares or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with dual class or multi-class share structures in certain of their indexes. In July 2017, S&P Dow Jones and FTSE Russell announced changes to their eligibility criteria for the inclusion of shares of public companies on certain indices, including the Russell 2000, the S&P 500, the S&P MidCap 400 and the S&P SmallCap 600, to exclude companies with multiple classes of shares from being added to these indices. Beginning in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. As a result, our dual class capital structure would make us ineligible for inclusion in any of these indices, and mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not be investing in our Class A ordinary shares. These policies may depress these valuations compared to those of other similar companies that are included. Furthermore, we cannot assure you that other stock indices will not take a similar approach to S&P Dow Jones or FTSE Russell in the future. Exclusion from indices could make our Class A ordinary shares less attractive to investors and, as a result, the market price of our Class A ordinary shares could be adversely affected.
The dual class structure of our ordinary shares has the effect of concentrating voting power with our management and other pre-IPO shareholders, which will limit your ability to influence the outcome of important transactions, including a change in control.
Our Class B ordinary shares have ten votes per share, and our Class A ordinary shares have one vote per share. As of December 31, 2022, our executive officers collectively held approximately 24.25%

of the voting power of our outstanding ordinary shares, and our pre-IPO shareholders collectively held approximately 91.51% of the voting power of our outstanding ordinary shares.
Accordingly, although there are no voting agreements among our pre-IPO shareholders, our management and pre-IPO shareholders, including our co-founders, hold together all of our issued and outstanding Class B ordinary shares and therefore, individually or together, are able to significantly influence matters submitted to our shareholders for approval, including the election of directors, amendments of our organizational documents, executive compensation items and any merger or other major corporate transactions that require shareholder approval. Our management and pre-IPO shareholders, including our co-founders, individually or together, may vote in a way with which you disagree and which may be adverse to your interests. This concentrated voting power may have the effect of delaying, preventing or deterring a change in control of our Company, could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might ultimately materially and adversely affect the market price of our Class A ordinary shares. Future transfers by the holders of Class B ordinary shares will result in those shares converting into Class A ordinary shares, subject to limited exceptions. As long as at least 15,548,160 Class B ordinary shares remain outstanding, and without giving effect to any future issuances, the holders of our Class B ordinary shares will hold a majority of the outstanding voting power and will continue to control the outcome of matters submitted to shareholders approval. While our amended and restated articles of association generally prohibit us from issuing additional Class B ordinary shares (other than with the affirmative vote of the holders of at least seventy-five percent (75%) of our outstanding Class B ordinary shares), any future issuance of Class B ordinary shares may be dilutive to Class A ordinary shareholders.
For additional information about our dual class structure, see Exhibit 2.2 to this Annual Report.
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
We qualify as an “emerging growth company,” as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised financial accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period under the JOBS Act for adopting new or revised financial accounting standards. For as long as we continue to be an “emerging growth company,” we may also take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including presenting only limited selected financial data and not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. As a result, our shareholders may not have access to certain information that they may deem important. We will remain an “emerging growth company” until the earliest of: (1) December 31, 2026; (2) the last day of the first fiscal year in which our annual gross revenue is $1.235 billion or more; (3) the date on which we have, during the previous rolling three-year period, issue more than $1 billion in non-convertible debt securities; and (4) the date we qualify as a “large accelerated filer.” We cannot predict if investors will find our Class A ordinary shares less attractive because we may rely on these exemptions. If some investors find our Class A ordinary shares less attractive as a result, there may be a less active trading market for our Class A ordinary shares and our share price may be more volatile.
We are a “foreign private issuer,” and, as a result, we are not subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
We report under the Exchange Act as a non-U.S. company with “foreign private issuer” status. Because we qualify as a “foreign private issuer” under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time, (iii) the rules under the Exchange Act requiring the filing with the SEC of current reports on Form 8-K upon the occurrence of specified significant events, although we are subject to Israeli laws and regulations with regards to certain of these matters, and (iv) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we are subject to Israeli laws and regulations with regard to certain of these matters and have historically announced, and intend to continue announcing quarterly unaudited results in earnings press releases. In addition, “foreign private issuers” are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year, and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. “Foreign private issuers” are also exempt from Regulation FD, which prohibits selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a “foreign private issuer.”
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
As a “foreign private issuer,” we have the option to follow certain home country corporate governance practices rather than those of the NYSE, provided that we disclose the requirements we are not following and describe the home country practices we are following. We intend to rely on this “foreign private issuer exemption” with respect to NYSE rules for shareholder meeting quorums and NYSE rules requiring shareholder approval. See Item 6.C. “Board Practices ― Corporate Governance Practices.” We may in the future elect to follow Israeli practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance rules of the NYSE.
The market price of our Class A ordinary shares could be negatively affected by future issuances and sales of our Class A ordinary shares.
As of December 31, 2022, there were 102,084,746 Class A ordinary shares and 68,945,014 Class B ordinary shares outstanding. Sales by us or our shareholders of a substantial number of Class A ordinary shares, including Class B ordinary shares, which will automatically convert into Class A ordinary shares upon transfer, in the public market, or the perception that these sales might occur, could cause the market price of our Class A ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. Of our issued and outstanding shares, all the Class A ordinary shares, including Class B ordinary shares, which will automatically convert into Class A ordinary shares upon transfer, are freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act.
As of December 31, 2022, we had 8,674,132 ordinary shares available for future grants under our equity incentive plans and 33,197,476 ordinary shares that were subject to share options and restricted share units, or RSUs. Of this amount, 10,244,620 options were vested and exercisable as of December 31, 2022.
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
Payment of dividends may also be subject to Israeli withholding taxes. See Item 10.E. “Taxation —Israeli Tax Considerations” for additional information.

We will continue to incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.
As a public company we have, and particularly after we are no longer an “emerging growth company,” we will continue to incur significant legal, accounting, and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform, and Consumer Protection Act, the listing requirements of the NYSE and other applicable securities rules and regulations impose various requirements on public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel continue to devote a substantial amount of time to these compliance initiatives. Moreover, we will continue to incur substantial legal and financial compliance costs, and certain activities will be more time-consuming and costly, as a result of these rules and regulations. For example, these rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance, and could also make it more difficult for us to attract and retain qualified members of our board.
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
We would be classified as a passive foreign investment company, or PFIC, for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended, or the Code) (the “income test”); or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of the income and asset tests, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. The legislative history of the relevant Code provisions indicates that the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities for purposes of the asset test, and publicly-traded foreign corporations often employ such market capitalization method to value their assets. However, the Internal Revenue Service, or the IRS, has not issued guidance conclusively addressing how to value a publicly-traded foreign corporation’s assets for PFIC purposes. The trading value of our Class A ordinary shares has in the past, and is likely to continue to fluctuate. In particular, the market price of the shares of U.S. listed technology companies (including us) has been especially volatile in recent years. In addition, we have a dual class share structure that has the effect of concentrating voting power in our Class B ordinary shares, which are not publicly traded. Our Class A ordinary shares, which are publicly traded, represent less than 20% of the voting power of all our outstanding shares. In certain circumstances, including under volatile market conditions and considering the percentage of voting power represented by our publicly-traded Class A ordinary shares, we believe it may be appropriate to employ alternative methods to determine the value of our assets other than the market capitalization method. After considering the total value of our assets determined under an alternative valuation method that takes into account a control premium, we believe that we were not a PFIC for the taxable year ended December 31, 2022. However, if the market capitalization method were determined to be the only appropriate method of valuing our assets, we may well be treated as a PFIC for the taxable year ended December 31, 2022. Therefore, there can be no certainty that the IRS will not challenge such a position and determine that based on the IRS’s interpretation of the asset test, we were a PFIC for the taxable year ended December 31, 2022. In addition, PFIC status is a factual determination that must be made annually after the close of each taxable year. The trading value of our Class A ordinary shares is likely to continue to fluctuate while the market price of the shares of U.S. listed technology companies continues to be volatile, which may affect the determination of whether we will be considered a PFIC. As our market capitalization and the composition of our income, assets, and operations are subject to change, we cannot assure you that we will not be considered a PFIC for any taxable year. It is possible that the IRS may take a contrary position with respect to our determination in any particular year. Certain adverse U.S. federal income tax consequences could apply to a United States Holder (as defined in Item 10.E. “Taxation—U.S. Federal Income Tax Considerations”) if we are treated as a PFIC for any taxable year during which such United States Holder holds our Class A ordinary shares. We are not providing any U.S. tax opinion to any United States Holder concerning our potential PFIC status, and United States Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our Class A ordinary shares. For further discussion, see Item 10.E. “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”
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
Furthermore, the Israeli government is currently pursuing extensive changes to Israel’s judicial system. In response to the foregoing developments, individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or conduct business in Israel, as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. Such proposed changes may also adversely affect the labor market in Israel or lead to political instability or civil unrest. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.
Due to competition for highly skilled personnel in Israel, we may fail to attract, recruit, retain and develop qualified employees, which could materially and adversely impact our business, financial condition and results of operations.
Our principal research and development activities are conducted from our office in Israel and we face significant competition for suitably skilled software engineers, data scientists and developers in this region. The accelerated economic growth of Israeli tech companies in recent years led to a surplus of job opportunities and intense competition between Israeli-based employers to attract locally qualified employees. As a result, the high-tech industry in Israel has experienced significant levels of employee attrition and continues to face a shortage of skilled personnel. Many of the companies with whom we compete for experienced personnel have greater resources than we do and we may not succeed in recruiting additional experienced or professional personnel, retaining current personnel or effectively replacing current personnel who may depart with qualified or effective successors.
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
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
Riskified Ltd. was incorporated on November 26, 2012 and commenced operations in January 2013. In July 2021, we listed our Class A ordinary shares on the NYSE. We are a company limited by shares organized under the laws of the State of Israel. We are registered with the Israeli Registrar of Companies. Our registration number is 51-484411-7.

Our principal executive offices are located at Europe House, Sderot Sha’ul HaMelech 37, Tel Aviv-Yafo, Israel.
Our website address is http://www.riskified.com. We use our website as a means of disclosing material non-public information. Such disclosures will be included on our website in the “Investor Relations” sections. Accordingly, investors should monitor such sections of our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. We have included our website address, and references to various other documents, in this Annual Report solely for informational purposes. The SEC maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC at https://www.sec.gov. Our agent for service of process in the United States is Riskified, Inc., located at 220 5th Avenue, 2nd Floor, New York, New York 10001.
For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2022 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources.”
B. Business Overview
Company Overview
Our mission is to empower businesses to realize the full potential of eCommerce by making it safe, accessible and frictionless. We have built a next-generation eCommerce risk intelligence platform that allows online merchants to create trusted relationships with their consumers. Leveraging machine learning that benefits from a global merchant network, our platform identifies the individual behind each online interaction, helping merchants—our customers—eliminate risk and uncertainty from their business. We drive higher sales and reduce operating costs for our merchants and assist them to provide superior online shopping experiences for their consumers.
We believe legacy eCommerce fraud platforms and rules-based, in-house solutions are frequently slow, inaccurate, expensive, and inflexible. They can often produce the wrong decision—by rejecting good transactions or accepting fraudulent ones—which causes merchants to either lose revenue or incur unnecessary expenses in the form of chargebacks and other fees.
Larger, global merchants can also employ hundreds of support personnel to manually review consumer interactions (e.g., orders, returns, refund claims and account recoveries). We believe these slow manual processes produce poor online shopping experiences that lead to abandoned shopping carts. Additionally, this outdated infrastructure may prevent merchants from adapting to fast-changing consumer preferences and fraud techniques.
Our eCommerce risk intelligence platform is built to solve these problems with proprietary machine learning models that drive an automated decisioning engine. We have designed our platform to be fast, accurate, scalable, and cost-effective. It supports our core Chargeback Guarantee product—which optimizes merchant approval rates—as well as other products that mitigate similar eCommerce risks for those same merchants, including Policy Protect, Dispute Resolve, Account Secure and PSD2 Optimize.
All of our products are designed to enable merchants to generate additional revenue or cost savings, while improving the online shopping experience for their consumers. Our core product, the Chargeback Guarantee, automatically approves or denies online orders with guaranteed performance levels that vary in accordance with our merchants’ priorities. Our machine learning models analyze hundreds of attributes per transaction, generating decisions in real time. We guarantee the outcome of these decisions by assuming the cost of fraud associated with each order that we approve. Simultaneously, we provide contractual minimum approval rates for our Chargeback Guarantee merchants that are often higher than these merchants can achieve on their own.

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
We service merchants of all sizes, from multi-billion dollar global omnichannel retailers to small pure play merchants on Shopify. However, we focus on supporting enterprise merchants, which we define as merchants generating over $75 million in online sales per year. Our merchants include some of the largest eCommerce brands in the world, including Wayfair, Lastminute.com, SHEIN, and Macy’s. Our merchants operate in a variety of verticals, including multiline retail and marketplaces, ticketing, travel, fashion, digital goods, and luxury.
We charge merchants using our Chargeback Guarantee product a percentage of every dollar of GMV that we approve on their behalf, so we are incentivized to approve as many orders as we safely can. We believe that this merchant-centric approach, coupled with our rigorous decisioning process, maximizes our financial results and those of our merchants.
The fee we charge our merchants is a risk-adjusted price, which is expressed as a percentage of the GMV that we approve. This fee, which is established at contract inception, varies by merchant based on a variety of inputs, including the type of merchant, the risk level of the end market (including industry and geographic region), the percentage of GMV we review from the merchant, and the guaranteed approval rates we agree to provide. When our merchants ask us to review transactions from end markets that carry higher risk, we may charge higher fees to help offset the increased likelihood of receiving a chargeback.
If an approved transaction that we have guaranteed results in an eligible chargeback, we will reimburse the merchant for the amount of the lost sale. In this situation, we record a chargeback expense in cost of revenue and typically reimburse the merchant in the form of credits on future invoices.

Our eCommerce Risk Intelligence Platform & Product
Our eCommerce risk intelligence platform automates the complexities of eCommerce for merchants, and enables them to offer simple, frictionless consumer experiences.
The Riskified eCommerce Risk Intelligence Platform

Fraud & Chargeback
Abuse & Policy Enforcement
Account Security
Banking and Payments
PRODUCTS
Chargeback Guarantee
Policy Protect
Account Secure
PSD2 Optimize
RISK MANAGEMENT
Realtime Training Data
Constant Optimization & Diversification
Exposure Modeling
Active Monitoring & Alerting
ANALYTICS
REAL-TIME DECISIONS
PERFORMANCE CONTROL
ML FEEDBACK
Linking Insights
Merchant Intel
Data Purity Ops
Dynamic Features
Anomaly Detection
Model Assembly & Training
Decision Optimizer
Fraud Ring Interception
False Decline Identification
DATA SOURCES
CROSS-MERCHANT NETWORK
INTEGRATED MERCHANT SYSTEMS
eCommerce
Order Management
Payment Service Providers
Customer Relationship Management

Data Sources
We deeply integrate into merchants’ systems that house and track transaction data and online interactions. Extrapolating this level of access across our global merchant base provides tremendous data resources that we use to train our machine learning models. We can draw insights from billions of historical transactions executed on our merchant network, each of which contains hundreds of data attributes.
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
Merchant Tools
Our dashboards give merchants visibility into every decision that we review. This empowers merchants to review, understand, and override decisions where we are unwilling to guarantee a transaction. Our dashboards also include up-to-date key performance metrics, including order approval rates, account challenges, order declines and chargebacks.

Risk Management
Risk management is at the very heart of our business. We have established strict processes that allow us to manage our overall chargeback exposure and control realized chargeback expenses within predetermined budget levels. In addition, we constantly adjust our merchants’ approval and chargeback rates to rebalance our exposure and our expected expenses during any given period.
•Strong track record driven by real-time training data: Our engagement model has built-in feedback loops that provide us with up-to-date, high quality training data in the form of chargeback transactions from across our merchant network. This data constantly updates our models to improve their accuracy. Additionally, we have observed a large and diverse population of chargeback transactions since our founding. Combined with our real-time feedback loops, we believe the volume of our high-quality, historical chargeback data is critical to the accuracy of our models. Since our founding, we have incurred relatively few chargebacks, measured as a percentage of our total approved transactions. Historically, chargeback expenses have been in line with our annual budgets.
•Active risk monitoring: We supplement our models with a variety of tools that detect anomalies and prevent fraud in real time. We use a layered approach to ensure that there are multiple levels of analyses performed on each transaction we approve. This layered approach optimizes the overall performance of our eCommerce risk intelligence platform while also creating fail safe mechanisms. For example, our anomaly detection models are designed to detect blind spots that our supervised models cannot. We also employ real-time alerting systems for early detection any time our exposure exceeds certain thresholds. Lastly, we use a combination of automated and manual reviews from highly skilled risk analysts to review our exposure on a regular basis, no less than daily.
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
•Risk diversification: Significant fraud events, while rare, are typically isolated to a particular merchant or industry. As a result, our chargeback expenses have become less volatile over time as we scaled. Furthermore, the average transaction value we approve is less than $200. This means that unexpected chargebacks need to occur in large volumes to meaningfully impact our overall chargeback expenses. As of December 31, 2022, our portfolio of potential chargeback liabilities was diversified across a number of industries, hundreds of merchants and millions of individual transactions. We believe this diversity significantly reduces the likelihood of material unexpected chargeback expenses.
•Short-term durations provide rapid visibility: Our merchant agreements generally allow chargebacks to be submitted up to six months from the order approval date. They are also typically required to notify us of an eligible chargeback within five days. As a result, chargeback liabilities typically have very short durations. Approximately 90% of chargebacks are incurred within 90 days of the transaction date. This allows us to forecast the expenses associated with a new cohort of approved transactions at the same time. Furthermore, as we receive chargeback notifications from our merchants, we are able to decline similar future orders in real time.
Our Products
Our platform includes multiple products that are all built on the same automated decisioning engine. Chargeback Guarantee is our core product that is used by substantially all of our customers. Some merchants also use other products in combination with Chargeback Guarantee to increase the overall value they receive from the platform.

Our Chargeback Guarantee product automatically approves or denies online orders with guaranteed performance levels that vary by merchant. Our machine learning models analyze hundreds of attributes per transaction, generating accurate decisions instantaneously. Through our proprietary smart linking technology, we strive to accurately match transactions that occur on our network with other similar transactions that occurred on our network across hundreds of variables per transaction. We guarantee the outcome of these decisions by assuming the cost of fraud associated with each transaction we approve. Simultaneously, we provide contractual minimum approval rates for our Chargeback Guarantee merchants that are often higher than the approval rates that these merchants were able to achieve prior to commencing work with us. In addition, we have built a first-class Chargeback Management System, which is a key component of our Dispute Resolve product. This feature was designed to aid our merchants when they dispute chargebacks for which Riskified is not liable, through a process known as “representment”. With Dispute Resolve, we are able to fully automate elements of the dispute process for fraud and non-fraud related chargeback abuse which can occur when consumers knowingly take advantage of the chargeback process (commonly referred to as “liar buyer” or “friendly fraud”). The visibility, automation and speed that we are able to provide in the chargeback “representment” process is important functionality that augments our Chargeback Guarantee offering.
The growth of our merchant network has enabled us to identify many other pain points that our decisioning engine can help solve for our merchants. We are able to help solve these problems using the extensive information we collect from our merchants’ online store fronts and back-end systems including their order management, fulfillment, payments, and customer support systems.
Our Policy Protect and Account Secure products help merchants identify and block consumers that may be taking advantage of a merchant’s Terms and Conditions or that may be trying to gain unauthorized access to another consumer’s account. Our PSD2 Optimize product helps merchants avoid bank authorization failures and abandoned shopping carts resulting from the Secure Customer Authentication process. Merchants use PSD2 Optimize to provide superior consumer experiences, increase profitable revenues, and decrease costs, just like they do with Chargeback Guarantee.
We continuously evaluate our product suite to ensure that we are investing in and allocating resources to those products that deliver the highest return on investment for our merchants and our shareholders. From time-to-time, we may elect to deprioritize investment in an existing product or to discontinue that product entirely. As of December 31, 2022, we have elected to pause all future investment in our Deco product and to begin winding-down this product. We do not anticipate offering our Deco product to new or existing merchants beyond March 31, 2023.
Benefits of Our eCommerce Risk Intelligence Platform
We believe we provide superior outcomes for online merchants by eliminating the friction and uncertainty commonly associated with eCommerce. Our eCommerce risk intelligence platform is designed to provide the following benefits:
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
•Optimize consumer experiences: Higher approval rates mean lower consumer drop-off and fewer false declines of legitimate consumers. Our product gives merchants the ability to take full advantage of omnichannel flows such as buy-online-pickup-in-store and buy-online-pickup-at-curb without increasing the risk of fraudulent sales. In addition, we enable merchants to maintain consumer-friendly policies by preventing policy abuse and malicious account logins. This builds a stronger, long-term relationship between merchants and consumers, driving more sales to merchants over time.
The Riskified Value Proposition(1)
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
Powerful flywheel effect
We are a market leader in eCommerce risk intelligence. We believe that we receive access to significantly more customer data than banks and other payment companies and that this privileged level of access means that we are able to provide superior eCommerce fraud and risk analytics. We have built our products around this capability and now review more than $100 billion in GMV annually. Our eCommerce risk intelligence platform gets stronger with each transaction we process and each merchant we add to our network. Each transaction that we review enhances our data sets and our ability to identify similar characteristics between transactions on our network. Our platform evaluates millions of transactions daily using feedback from past transactions, including whether or not those transactions resulted in eligible chargebacks. As we grow, this sophisticated transaction matching enables us to deliver a strong return on investment for our merchants and drives robust product innovation that enhances the consumer shopping experience. We then leverage this improved ROI for our merchants and our enhanced product suite to attract more merchants, which drives more transactions to our platform.
Compounding data advantages over a growing merchant network
Since our founding, we have accumulated billions of historical transactions from our merchant network with hundreds of data variables per transaction. As a result we have repeat interaction histories for more than 650 million consumers. This data was collected across our global merchant base comprising hundreds of leading eCommerce merchants, with whom we have built trusted relationships. As a result, our machine learning models are able to create powerful, real-time predictive insights that we believe are difficult to replicate.
The scale of our merchant network and processed volume continue to grow. For the year ended December 31, 2022, our total GMV grew 18% to $105.6 billion compared to the year ended December 31, 2021. We serve some of the largest and most recognizable eCommerce brands globally, including three of the world's 10 largest eCommerce merchants. We believe the scale of our eCommerce risk intelligence platform is a competitive advantage because it is the foundation of the scope, depth and power of the data we use to train our models.
Strong expertise serving the enterprise market
We service merchants of all sizes, from multi-billion dollar global omnichannel retailers to small pure play merchants on Shopify. However, we focus on supporting enterprise merchants, which we define as merchants generating over $75 million in online sales per year. According to management calculations based on data provided by ecommerceDB, in 2021 enterprise merchants comprised more than 85% of eCommerce sales made directly from the retailer’s website or mobile app. For the year ended December 31, 2022, we estimate that more than 90% of our Billings were derived from enterprise merchants. We are positioned to support enterprise merchants for several reasons. First, our eCommerce risk intelligence platform is highly customizable to meet each merchant’s unique requirements. Second, we are able to simplify the vast amounts of complexity that are unique to enterprise operating environments. Third, unlike many eCommerce enablement platforms, we do not compete with our merchants to own the consumer relationship through mobile apps or other touch points. We believe this gives us privileged access to significantly more data than banks or other payment companies receive.
Entrepreneurial Culture Fostering Continuous Innovation
Our culture is an essential component of our success that allows us to hire and retain top talent. We strive to nurture a highly collaborative working environment where everyone, no matter what location or role, is empowered to solve challenging problems while also contributing to the communities we live in. Our Operating Principles (Clients First, Excellence, Authenticity & Transparency, Question the Status Quo, Rigor, Empowerment and Autonomy, Resourcefulness, Collaboration, Always Learning, and Bigger than Ourselves) lay out our values for interacting with our merchants and one another. We empower our team members to learn and grow and make a conscious effort to promote people from within, offer varied development opportunities, and create space for people to try new things and utilize their unique skill sets. We also host a Fraud Academy for our analytics employees, which includes approximately 60 hours of training, to help our team members further develop their skills.
Our Merchants
Our eCommerce risk intelligence platform is explicitly designed and engineered to integrate with a wide range of merchants. We can accommodate and grow with the world’s largest merchants:
•Scale: We serve merchants with multiple regional store fronts and large global presences. Our largest merchants generate tens of billions of dollars in online sales each year.

•Industry: Our merchants represent diversified online sellers in various industries as well as categories such as sporting goods and merchandise, furniture and homewares, tickets, travel, apparel, accessories, consumer electronics, sneakers, and jewelry.
•Merchant Profile: Our merchants range from direct-to-consumer brands, online-only retailers, omnichannel retailers, online marketplaces, and eCommerce service providers that bear the liability for disputed transactions.
•Geography: Our merchants are located in 46 countries based on the location of the merchant’s headquarters. Approximately 63% of our Billings for the year ended December 31, 2022 were derived from US-based accounts. Our Billings in Asia-Pacific increased by more than 50% year-over-year in 2022.

Billings by Industry and Geography
For the year ended December 31, 2022, merchants integrated on our eCommerce risk intelligence platform generated a total GMV of $105.6 billion, up from $89.1 billion GMV for the year ended December 31, 2021. Our network is made up of hundreds of preeminent retailers including some of the largest eCommerce brands in the world, such as Wayfair, Lastminute.com, SHEIN, and Macy’s.
For information regarding segmental revenue and revenue by geographic region, see Note 3 - Revenue Recognition in our audited consolidated financial statements included elsewhere in this Annual Report.
Go-to-Market Strategy
We market our eCommerce risk intelligence platform directly to online merchants primarily through our enterprise sales team, with a strong focus on long-term customer value. Our seasoned direct sales team is highly skilled in identifying online merchant pain points, demonstrating our value-add and providing dedicated support to address the online merchants’ needs.
Some merchants prefer the flexibility to start their relationship with us by submitting only a portion of their order volumes to us. We welcome this approach and have successfully implemented a “Land and Expand” strategy, where we create long-term partnerships that result in strong retention and revenue that is likely to recur. As we gain our merchant’s trust, we are generally able to increase the GMV they submit to us and the value we provide.
Seasonality

We experience seasonal fluctuations in our revenue as a result of consumer spending patterns. Historically, our revenue has been strongest during the fourth quarter of our fiscal year due to increases in retail commerce during the holiday season. See Item 5.A. “Operating Results — Factors Affecting our Performance — Revenue Seasonality” for a description of the seasonality of our business.
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
The Riskified brand is central to our business strategy, and we believe that maintaining, protecting and enhancing the Riskified brand is important to expanding our business. As of December 31, 2022, we held six registered trademarks in the United States and forty-eight registered trademarks in foreign jurisdictions, including registrations of RISKIFIED, eConfidence and the Riskified logos. As of December 31, 2022, we had applied for one additional trademark registration in the United States and fifteen in foreign jurisdictions.
Despite our efforts to protect our proprietary rights, competitors or other unauthorized parties may attempt to misappropriate our technology or may independently develop similar technologies, and we may not be able to prevent competitors from selling products incorporating those technologies. For more information regarding the risks relating to intellectual property, see Item 3.D. “Risk Factors — Risks Relating to Our Business and Industry — Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.”
Government Regulation
As with any company operating in our field, we grapple with a growing number of local, national and international laws and regulations. These laws are often complex, sometimes contradict other laws, and are frequently evolving. Laws may be interpreted and enforced in different ways in various locations around the world, posing a significant challenge to our global business. This ambiguity includes laws and regulations possibly affecting our business, such as those related to data privacy and security, pricing, taxation, intellectual property ownership and infringement, anti-money laundering, anti-corruption, product liability, consumer protection, financing, payment authentication, point-of-sale lending, machine learning, economic and financial sanctions, trade embargoes, and export control. Changes to such laws and regulations could cause us or third-party partners on which we rely to incur additional costs and change our or their respective business practices in order to comply. See “— Data Protection and Privacy” and “—Anti-Corruption and Sanctions” for further discussion related to the impact of government regulation on our business.
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
We are also subject to the GDPR and the UK GDPR, as well as national legislation supplementing the GDPR and the UK GDPR. The GDPR implements stringent operational requirements regarding, among others, data use, sharing and processing, data breach notifications, data subject rights and cross- border data transfers for entities collecting and/or processing personal data of European Union residents and imposes significant penalties for non-compliance (up to EUR 20 million for the most serious breaches of the GDPR, or GBP 17.5 million in the case of the UK GDPR or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher). Further, following Brexit, the UK government has indicated its intention to diverge from the EU’s privacy framework. For example, the UK has introduced its National Data Strategy which aims to open new opportunities for data and technology innovation post-Brexit. As part of this strategy, in July 2022, the UK Parliament put forward the Data Protection and Digital Information Bill, which proposes various amendments to some of the UK’s key data privacy regulations. Whilst these changes aim to strike a balance between promoting innovation without rebuilding the existing data protection framework (in order to retain the EU’s adequacy decision for the UK), these prospective changes may require us to make changes to our data privacy compliance operations. We may therefore be subject in the future to separate and additional data protection obligations to those that we are already subject to. This may result in substantial costs and may necessitate changes to our business practices, which in turn may compromise our growth strategy and otherwise adversely affect our business.
We are also subject to Lei Geral de Proteção de Dados, which imposes similar requirements to the GDPR on the collection and processing of data of Brazilian residents.
We are also subject to the CCPA, which imposes heightened transparency obligations, creates new data privacy rights for California residents, and carries the potential for significant enforcement penalties for non-compliance as well as a private right of action for certain data breaches. We are also subject to the CPRA, which took effect on January 1, 2023 and created obligations with respect to certain data relating to consumers, significantly expanded the CCPA, including by introducing additional obligations such as data minimization and storage limitations, granting additional rights to consumers, such as correction of personal information and additional opt-out rights, and created a new entity, the California Privacy Protection Agency, to implement and enforce the law. Similar laws coming into effect in U.S. states, adoption of a comprehensive U.S. federal data privacy law, and new legislation in international jurisdictions may continue to change the data protection landscape globally and could result in us expending considerable resources to meet these requirements. Additionally, the PIPL became effective on November 1, 2021. Notably, the PIPL, similar to the GDPR, applies extra-territorially and is intended to clarify the scope of application, the definitions of personal information and sensitive personal information (which includes medical and health information), the legality of personal information processing and the basic requirements of notice and consent, among other things. Failure to comply with PIPL can result in fines of up to RMB 50 million or 5% of the prior year’s total annual revenue for the personal information processor and/or a suspension of services or data processing activities. Other potential penalties include a fine of up to RMB 1 million on the person in charge or directly responsible personnel and, in serious cases, individuals and entities may be exposed to criminal liabilities under other local Chinese law, such as the Criminal Law of the People’s Republic of China. The PIPL also prohibits personnel responsible for violations of the PIPL from holding high level management or data protection officer positions in relevant enterprises. The PIPL and other Chinese data laws (namely, the CSL and DSL) also have certain additional requirements not found under the GDPR and other data protection laws. For example, the PIPL includes certain data localization requirements for critical information infrastructure operators and organizations that process personal information above a certain threshold. Furthermore, the national regulators, namely the Cybersecurity Administration of China and the State Administration of Market Regulation, have continued to issue new guidance and requirements for the processing of personal data, including new security certification schemes for cross-border transfers. As the introduction of new compliance requirements that occur on an ongoing basis typically apply with immediate effect, they may lead to additional costs and may require further changes to our compliance operations. See Item 3.D. “Risk Factors —Risks Related to our Business and Industry—Compliance with continuously evolving privacy laws and regulations, including laws and regulations governing processing of personal information, including payment card data, and our actual or perceived failure to comply with such laws and regulations may result in significant liability, negative publicity, and / or erosion of trust and could have an adverse effect on our revenues, our results of operations and financial condition.”
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
Anti-Corruption and Sanctions
We are subject to laws and regulations of the jurisdictions in which we operate, including the United States, United Kingdom, European Union and Israel, that govern or restrict our business and activities in certain countries and with certain persons, including the economic and financial sanctions and trade embargo regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control, and the export control laws administered by the U.S. Commerce Department’s Bureau of Industry and Security. See Item 3.D. “Risk Factors— Risks Related to our Business and Industry—Our failure to comply with the anti-corruption, trade compliance, anti-money laundering and terror finance and economic sanctions laws and regulations of the United States and applicable international jurisdictions could materially adversely affect our reputation and results of operations.”
Additionally, we are subject to anti-corruption, anti-bribery, anti-money laundering and similar laws imposed by governments around the world with jurisdiction over our operations, which may include, among others, the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. 201, the U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act 2010, Chapter 9 (sub-chapter 5) of the Israeli Penal Law, 5737-1977, the Israeli Prohibition on Money Laundering Law, 5760-2000 and other applicable laws in the jurisdictions in which we operate. Historically, technology companies have been the target of FCPA and other anti-corruption investigations and penalties. See Item 3.D. “Risk Factors—Risks Related to our Business and Industry—Our failure to comply with the anti-corruption, trade compliance, anti-money laundering and terror finance and economic sanctions laws and regulations of the United States and applicable international jurisdictions could materially adversely affect our reputation and results of operations.”
Environmental, Social and Governance (ESG)
As we continue to establish ourselves as a global company, with employees, customers, suppliers and shareholders all over the world, the way that we think about ourselves, our communities and our governance practices has also evolved, including through the lens of environmental, social and governance (“ESG”) best practices.
Environmental
We recognize the impact that companies like ours may have on the environment. As a result, we are working to integrate sustainability initiatives into our business practices.
As a business that is conducted predominantly online, our direct carbon footprint is likely to be smaller than those of manufacturing or other resource-intensive businesses. We do, however, also have indirect emissions and other environmental impacts; while we believe these are also smaller than companies in various other sectors, we still strive to make sustainable choices and to limit our impact on the environment and climate in various ways.
We have identified two primary sources of environmental impact related to our business operations: (1) our reliance on data centers; and (2) energy consumption and waste derived from our primary office locations in Tel Aviv and New York.
•Data Centers: We do not own or operate our data centers. Instead, we outsource substantially all of the infrastructure relating to our cloud offerings to major vendors such as Amazon Web Services, many of whom have publicly committed to ambitious sustainability targets.
•Office Initiatives: In order to help us set informed energy consumption targets in the future, we have begun to track our monthly energy usage in our Tel Aviv and New York offices. In addition, to aid in the promotion of environmental conservation, we have established a number of waste and energy management initiatives, including installation of energy efficient lighting, recycling and composting areas, mass transportation options (such as bicycle storage and proximity to public transportation), employee computer repurchase programs (for refurbished ex-company computers), food donation programs, and sustainability based educational and volunteering activities.
Social
“Riskified Cares” is our in-house program encompassing social responsibility programs including diversity, equity, and inclusion (“DEI”), community outreach and sustainability:
•Diversity, Equity & Inclusion: Our mission is to empower businesses to realize the full potential of eCommerce by making it safe, accessible and frictionless. We focus on maximizing our merchants’ success, because when they succeed, we succeed. In order to deliver on this mission, we must employ a workforce that embodies diversity of background, thought, skill and perspective to expertly assist our diverse merchant base, who also possess these characteristics.
We are committed to building an inclusive talent base, while attracting and retaining the brightest and most talented individuals from a diverse range of backgrounds. As of December 31, 2022:
•46% of our global employee base were women;
•49% of all management positions were held by women; and
•34% of all technical positions were held by women, which, while reflective of industry standards, is an area we are focused on improving through various initiatives.
In addition, we believe personal and professional growth are imperative to the well-being of our employees. For this reason, we provide our employees with opportunities to acquire new skills and to develop through exploration, experience and learning. For example, we offer learning and development programs, such as Inclusivity Training for our Recruiting teams, DEI Workshops for Human Resources team, Unconscious Bias Training for Managers and Hiring Managers, and workshops including Resilience and Stress Management, Time Management, Working Globally, and Equity and Inclusion Training. Riskified has a dedicated Learning & Development team that is focused on developing learning and growth initiatives for our people. In addition, we have resources and teams dedicated to supporting our employees’ physical and mental health. We offer well-being benefits that vary by location, including extended health insurance and free group fitness classes.
•Compensation Framework: we have implemented a comprehensive framework which guides our pay decisions. We use an objective job evaluation methodology to reduce subjectivity and bias in pay decisions, leading to greater equity in employee compensation.
•Community Outreach: We are focused on social matters that impact our people and the communities in which they live. We recognize and respect our employees’ passion for engaging with their local communities, and actively encourage and facilitate this engagement. For example, we have established “Riskified Cares Community Outreach”, which is a robust program that enables employees to give back to the communities in which they live and work by volunteering on company time. For the year ended December 31, 2022, our employees volunteered approximately 1,800 hours across 38 different not-for-profit organizations.
Governance
We seek to uphold corporate governance practices that align with our core values and protect the interests of our stakeholders, including our shareholders, merchants, employees and communities.
Our Board of Directors has appointed audit, compensation and nominating and governance committees, all guided by committee charters delegating key responsibilities. The roles of each committee are set forth elsewhere in this Annual Report. The way that we operate is guided by our Corporate Governance Guidelines and other key policies, including our Code of Business Conduct and Ethics, our Anti-Corruption Compliance Policy, and our Whistleblower Policy.

C. Organizational Structure
The legal name of our company is Riskified Ltd. and we are organized under the laws of the State of Israel.
Our subsidiaries as of December 31, 2022, are set forth in the table below. Each subsidiary is 100% owned directly by Riskified Ltd.

Name of Subsidiary	Place of Incorporation
Riskified, Inc.	Delaware, USA
Riskified (Shanghai) Information Technology Co., Ltd	Shanghai, People’s Republic of China
Riskified (UK) Ltd.	United Kingdom
Riskified (Australia) Pty Ltd.	Australia
Riskified (Japan) K.K.	Japan
D. Property, Plants, and Equipment
Our principal facilities are located in Tel Aviv in Israel and in New York City in the United States and consist of approximately 11,410 square meters (approximately 122,860 square feet) of leased office space, which includes approximately 1,910 square meters (approximately 20,560 square feet) of space that we sublease to other tenants. In 2022, we completed a build-out of our headquarters in Tel Aviv. See Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a

discussion of costs incurred during the periods presented relating to the expansion and improvement of our facilities.
These facilities accommodate our principal executive offices, research and development, sales and marketing, design, business development, finance, information technology, and other administrative activities. The leases for these facilities in Tel Aviv and New York City expire in 2031 and 2029, respectively and we have options to renew the leases through 2036 and 2034, respectively.
We also lease space in Shanghai, China and Melbourne, Australia. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any such expansion of our operations.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
You should read the following discussion together with our audited consolidated financial statements and related notes included elsewhere in this Annual Report. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks, uncertainties and assumptions, including, but not limited to, the risks and uncertainties described in “Special Note Regarding Forward-Looking Statements” and Item 3.D. “Key Information — Risk Factors.” Our actual results may differ materially from those contained in or implied by any forward-looking statements.
Certain information called for by this Item 5, including a discussion of the year ended December 31, 2020 compared to the year ended December 31, 2021 has been reported previously under Item 5 “Operating and Financial Review and Prospects” in our Annual Report for the fiscal year ended December 31, 2021, filed with the SEC on February 25, 2022.
Company Overview
Our mission is to empower businesses to realize the full potential of eCommerce by making it safe, accessible and frictionless. We have built a next-generation eCommerce risk intelligence platform that allows online merchants to create trusted relationships with their consumers. Leveraging machine learning that benefits from a global merchant network, our platform identifies the individual behind each online interaction, helping merchants—our customers—eliminate risk and uncertainty from their business. We drive higher sales and reduce operating costs for our merchants and assist them to provide superior online shopping experiences for their consumers.
We believe legacy eCommerce fraud platforms and rules-based, in-house solutions are frequently slow, inaccurate, expensive, and inflexible. They can often produce the wrong decision—by rejecting good transactions or accepting fraudulent ones—which causes merchants to either lose revenue or incur unnecessary expenses in the form of chargebacks and other fees. We believe these slow manual processes produce poor online shopping experiences that lead to abandoned shopping carts. Additionally, this outdated infrastructure may prevent merchants from adapting to fast-changing consumer preferences and fraud techniques.
Our eCommerce risk intelligence platform is built to solve these problems with proprietary machine learning models that drive an automated decisioning engine. We have designed our platform to be fast, accurate, scalable, and cost-effective. It supports our core Chargeback Guarantee product—which optimizes merchant approval rates—as well as other products that mitigate similar eCommerce risks for those same merchants, including Policy Protect, Dispute Resolve, Account Secure and PSD2 Optimize.

All of our products are designed to enable merchants to generate additional revenue or cost savings, while improving the online shopping experience for their consumers. See Item 4.B. “Business Overview” for further information on our products.
Business Model
Fundamentally, our business model aligns our interests with those of our merchants—we win when our merchants win. We charge merchants using our Chargeback Guarantee product a percentage of every dollar of GMV that we approve on their behalf, so we are incentivized to approve as many orders as we safely can. We believe that this merchant-centric approach, coupled with our rigorous decisioning process, maximizes our financial results and those of our merchants.
The fee we charge our merchants is a risk-adjusted price, which is expressed as a percentage of the GMV that we approve. This fee, which is established at contract inception, varies by merchant based on a variety of inputs, including the type of merchant, the risk level of the end market (including industry and geographic region), the percentage of GMV we review from the merchant, and the guaranteed approval rates we agree to provide. When our merchants ask us to review transactions from end markets that carry higher risk, we may charge higher fees to help offset the increased likelihood of receiving a chargeback. We may charge merchants for products, other than our Chargeback Guarantee product, based on alternative pricing models, such as a flat subscription fee. None of these products generated material revenues in 2022.
If an approved transaction that we have guaranteed results in an eligible chargeback, we will reimburse the merchant for the amount of the lost sale. In this situation, we record a chargeback expense in cost of revenue and typically reimburse the merchant in the form of credits on future invoices. We have established strict processes that allow us to manage our overall chargeback exposure and control realized chargeback expenses within predetermined budget levels. We do this primarily by controlling the transactions we approve and assessing the cost-benefit of our approvals. Our models are trained on a large and diverse population of historical chargeback transactions accumulated since our founding. Combined with the short-term duration of our chargeback portfolio, the dynamic feedback loops in our business model ensure our training sets are constantly updated, thereby increasing the accuracy of our eCommerce risk intelligence platform. We supplement our models with offline tools that are designed to quickly detect different types of anomalies and gaps in our models. We also adjust our approval rates in real time as we detect riskier order populations. Finally, our chargeback expenses typically become less volatile over time as we scale. As of December 31, 2022, our portfolio of potential chargeback liabilities was diversified across a number of industries, hundreds of merchants and millions of individual transactions.
Using our proprietary eCommerce risk intelligence platform, data assets, and scaled merchant network, we are able to control the chargeback expenses we incur, as evidenced by our ability to maintain our annual CTB Ratio between 37% and 39% for the past three years. We use the annual CTB Ratio to evaluate the performance of our business operations and the effectiveness of our models. We believe that CTB Ratio is best analyzed on an annualized basis, rather than quarterly, as individual quarters may fluctuate due to a number of factors, including changes in the mix of our merchant industry and geographic base, the risk profile of orders approved in the period, and technological improvements in the performance of our models.
Factors Affecting Our Performance
We believe our future performance will depend on many factors, including the following:
•Continued growth in eCommerce: We expect to continue to benefit from long-term growth in global eCommerce, fueled by the expansion of omnichannel commerce, as well as higher eCommerce penetration rates, which we believe accelerated in 2020 and 2021 as a result of the COVID-19 pandemic and related restrictions. These trends have had a generally positive impact on our business. While we believe that the increased eCommerce adoption that resulted from the

COVID-19 pandemic is likely to persist, as COVID-19 related restrictions have eased and economies have reopened, we have seen consumers shift some of their spending from online back to physical stores, which has negatively impacted year-over-year global eCommerce growth, and in turn, our growth rates. In addition, we believe that global macroeconomic factors, including rising interest rates, inflation, currency exchange rates, market volatility, consumer confidence, recession and recessionary indicators, supply chain issues, unemployment rates, shifts in consumer spending patterns, and real wages, have resulted in softer than anticipated eCommerce growth in the last several quarters, and may continue for some time.
•Our ability to retain and grow with existing merchants: We succeed when the merchants we serve succeed. As they expand their businesses, we benefit from the increase in revenues. Our commitment to their success, we believe, increases retention and likelihood of expanding their activity on our eCommerce risk intelligence platform. Supporting our merchants begins with enhancing both the consumer and the merchant experience; as such, we focus our efforts on developing products and functionality to ease the complexity they face when engaging in eCommerce. We strive to create seamless online shopping experiences for consumers, focusing on minimizing the friction points in their payment journeys. For merchants, we aim to bestow peace of mind and certainty associated with each transaction we review. Our effectiveness in retaining and expanding our existing merchants’ sales, and reducing their fraud rates is a critical component of our revenue growth and operating results.
•Driving incremental GMV to our eCommerce risk intelligence platform from new merchants: Acquisition of new merchants is an important component of our growth as we continue to become less dependent on select merchants’ performance. See Item 3.D. “Risk Factors—Risks Relating to our Business and Industry—We have a substantial merchant concentration, with a limited number of merchants accounting for a substantial portion of our revenues. The loss of a significant merchant would materially and negatively affect our business, financial condition and results of operations.” From 2021 to 2022, we increased total GMV by $16.4 billion to $105.6 billion and decreased our merchant concentration. Our GMV, as compared to global eCommerce GMV calculated by eMarketer, accounted for less than 2% of global eCommerce GMV for the year ended December 31, 2022, leaving significant room for our merchant network to continue to grow. According to management calculations based on data from eMarketer, our GMV growth rate was more than twice the overall growth rate in the eCommerce industry over the same period. Continuing to add merchants and their GMV to our platform is a key component of our ability to grow our revenue.
•Revenue seasonality: Our revenue is correlated with the level of GMV that our merchants process through our eCommerce risk intelligence platform. Our merchants typically generate the most GMV in the calendar fourth quarter, which includes Black Friday, Cyber Monday, the holiday season, and other peak events included in the eCommerce calendar, such as Chinese Singles’ Day and Thanksgiving. Our gross profit typically follows a similar trend. For the years ended December 31, 2022 and 2021, the calendar fourth quarter represented our highest gross profit quarter with approximately 30% of our total annual revenue earned in the fourth quarter. We believe that similar seasonality trends will continue to affect our future quarterly performance.
•Maintaining and extending our technology leadership: We intend to continue to enhance our eCommerce risk intelligence platform by developing new products, features, and functionality to maintain our technology leadership. For example, in January 2023, we announced the launch of “Identity Explore”, a proprietary engine which allows merchants to visualize consumer identities and behavior, tailor consumer experiences and customize policy decisions. The complexity of our merchants’ needs requires us to create exceptionally deep technology integrations across a variety of systems, including their front end eCommerce site, backend systems, order management and shipping systems, and payment systems. As a result of our deep integration with merchant systems, we believe we have richer data than payments companies and large financial institutions. The depth of this data is part of our competitive differentiation and allows us to deliver our strong return on investment for merchants. Collecting and analyzing relevant data across our merchant network allows us to identify complex transaction and behavior patterns that we use to continuously train our machine learning models.
•Impact of PSD2 Regulation: The PSD2 regulation imposes new standards for payment security and shifts the liability for online payment fraud for certain types of transactions involving European issuing banks further towards issuing banks and away from online merchants. This impacts the demand for our Chargeback Guarantee product since this offering protects our existing customers from fraud related chargebacks that they may no longer be liable for. We believe that the impact of declines in our European GMV and revenue associated with the impact of PSD2 is substantially reflected in our second half 2021 and full year 2022 financial results. Based on our internal modeling, and taking into consideration merchant feedback related to PSD2 adoption, we anticipate that the impact of PSD2 on our future financial performance will continue to decrease and is unlikely to be significant in 2023. See Item 3.D. “Risk Factors—Risks Related to our Business and Industry—We are dependent upon the continued use of credit cards and other payment methods that expose our merchant to the risk of payment fraud as a primary means of payment for eCommerce transactions. Changes in laws and regulations related to use of these types of payment methods, including card scheme rules and PSD2, the emergence of new alternative payment products, or the general public’s use of such payment methods has, and may in the future continue to reduce or change the use cases for our products, and has and could continue to adversely affect our revenues, our results of operations and financial condition.”
Key Performance Indicators and Non-GAAP Financial Measures
In addition to financial measures determined in accordance with GAAP, we use the following key performance indicators and non-GAAP financial measures to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections, develop annual budgets, and make strategic decisions. By providing these non-GAAP financial measures together with a reconciliation to the most comparable GAAP measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives. Increases or decreases in our key performance indicators may not correspond with increases or decreases in our revenue.

	Year Ended December 31,
	2022	2021	2020
	(in thousands, except where indicated, unaudited)
Gross merchandise volume (in millions)	$105,570	$89,124	$63,437
Non-GAAP Gross Profit	$136,602	$123,776	$92,902
Non-GAAP Gross Profit Margin	52%	54%	55%
Adjusted EBITDA	$(36,360)	$(19,451)	$2,497
Free Cash Flow	$(34,264)	$(33,782)	$(6,081)

Gross Merchandise Volume
We assess the growth in transaction volume using GMV, which represents the gross total dollar value of orders reviewed through our eCommerce risk intelligence platform during the period indicated, including the value of orders that we did not approve. GMV is an indicator of the success of our merchants and the scale of our platform. GMV does not represent transactions successfully completed on our merchants’ websites or revenue earned by us, however, our revenue is directionally correlated with the level of GMV reviewed through our platform and is an indicator of future revenue opportunities. We generate revenue based on the portion of GMV we approve in combination with the associated risk-adjusted fee.
For the portion of GMV we do not approve and on which do not generate revenue, for example, GMV associated with declined orders, the underlying data for those transactions is valuable for us to enrich our database and enhance our models. GMV may fluctuate in future periods due to a number of factors, including global macroeconomic conditions, changes in the number and mix of merchants on our eCommerce risk intelligence platform, the level of penetration within our merchant base, and our ability to retain our existing merchant base.
Non-GAAP Financial Measures
We define Non-GAAP Gross Profit and Adjusted EBITDA, which are non-GAAP measures of financial performance, as Gross Profit and Net profit (loss), respectively, adjusted for, as applicable, depreciation and amortization (including amortization of capitalized internal-use software as presented in our statement of cash flows), share-based compensation expense, payroll taxes related to share-based compensation, litigation-related expenses, provision for (benefit from) income taxes, other income (expense), and interest income (expense). Non-GAAP Gross Profit Margin represents Non-GAAP Gross Profit expressed as a percentage of revenue.
Management believes that by excluding certain items from the associated GAAP measure that are not core to the performance of our business, these non-GAAP financial measures are useful in assessing our performance and provide meaningful supplemental information. Specifically, we exclude the below items due to the following factors:
•Depreciation and amortization: We exclude depreciation and amortization because we believe that these costs are not core to the performance of our business and the utilization of the underlying assets being depreciated and amortized can change without a corresponding impact on the operating performance of our business. Management believes that excluding depreciation and amortization facilitates comparability to other companies in our industry.
•Share-based compensation expense: We exclude share-based compensation expense primarily because it is a non-cash expense that does not directly correlate to the current performance of our business. This is because the expense is calculated based on the grant date fair value of an award which may vary significantly from the current fair market value of the award based on factors outside of our control. Share-based compensation expense is principally aimed at aligning our employees’ interests with those of our shareholders and at long-term retention, rather than to address operational performance for any particular period.
•Payroll taxes related to share-based compensation: We exclude employer payroll tax expense related to share-based compensation in order to see the full effect that excluding that share-based compensation expense had on our operating results. These expenses are tied to the exercise or vesting of underlying equity awards and the price of our common stock at the time of vesting or exercise, which may vary from period to period independent of the operating performance of our business.
•Litigation-related expenses: We exclude costs associated with the legal matter discussed in Item 8.A. “Legal and Arbitration Proceedings,” as they are not reflective of costs associated with our ongoing business and operating results and are unusual and infrequent.
We define Free Cash Flow, which is a non-GAAP measure of liquidity, as net cash provided by (used in) operating activities, less cash purchases of property and equipment, and cash spent on capitalized software development costs. We provide Free Cash Flow because it is a liquidity measure that provides useful information to management and investors about the amount of cash generated by the business that can be used for strategic opportunities, including investing in our business and strengthening our balance sheet. Free Cash Flow does not represent the residual cash flow available for discretionary expenditures. Free Cash Flow is not necessarily a measure of our ability to fund our cash needs.
Our non-GAAP financial measures have limitations as analytical tools and should not be considered as an alternative to any measure derived in accordance with, GAAP. Other companies, including companies in our industry, may calculate similarly titled non-GAAP financial measures differently or not at all, which reduces their usefulness as a comparative measure. Some of the limitations are:
•these measures do not reflect our cash expenditures, or future requirements for capital expenditures, or contractual commitments;
•these measures do not reflect changes in, or cash requirements for, our working capital needs;
•these measures do not reflect our tax expense or the cash requirements to pay our taxes; and
•Assets being depreciated and amortized will often have to be replaced in the future and these measures do not reflect any cash requirements for such replacements.
Non-GAAP Gross Profit and Non-GAAP Gross Profit Margin
The following table presents a reconciliation of our gross profit and gross profit margin, the most directly comparable U.S GAAP measure, to Non-GAAP Gross Profit and Non-GAAP Gross Profit Margin for each of the periods presented:

	Year Ended December 31,
	2022	2021	2020
	(in thousands, except where indicated, unaudited)
Revenue	$261,247	$229,141	$169,740
Cost of revenue	126,150	106,170	76,916
Gross Profit	135,097	122,971	92,824
Share-based compensation expense included within cost of revenue	621	216	38
Depreciation and amortization included within cost of revenue	880	589	40
Payroll taxes related to share-based compensation included within cost of revenue	4	—	—
Non-GAAP Gross Profit	$136,602	$123,776	$92,902

Gross profit margin	52%	54%	55%
Non-GAAP Gross Profit Margin	52%	54%	55%

Adjusted EBITDA
The following table presents a reconciliation of net profit (loss), the most directly comparable GAAP measure, to Adjusted EBITDA for each of the periods presented:

	Year Ended December 31,
	2022	2021	2020
	(in thousands, unaudited)
Net profit (loss)	$(103,989)	$(178,885)	$(11,347)
Provision for (benefit from) income taxes	6,042	1,558	1,075
Interest (income) expense, net	(10,180)	(591)	(145)
Other (income) expense, net	(505)	122,520	3,609
Depreciation and amortization	4,274	2,436	1,360
Share-based compensation expense	67,467	33,358	7,945
Payroll taxes related to share-based compensation	219	153	—
Litigation-related expenses	312	—	—
Adjusted EBITDA	$(36,360)	$(19,451)	$2,497
Free Cash Flow
The following table presents a reconciliation of net cash provided by (used in) operating activities, the most directly comparable GAAP measure, to Free Cash Flow for each of the periods presented:

	Year Ended December 31,
	2022	2021	2020
	(in thousands, unaudited)
Net cash provided by (used in) operating activities	$(26,252)	$(20,278)	$(3,120)
Purchases of property and equipment	(6,126)	(12,254)	(1,507)
Capitalized software development costs	(1,886)	(1,250)	(1,454)
Free Cash Flow	$(34,264)	$(33,782)	$(6,081)
Components of Results of Operations
Revenue
We primarily generate revenue by granting merchants access to our eCommerce risk intelligence platform and reviewing and approving eCommerce transactions for legitimacy. Revenue is also generated from the issuance of indemnification guarantees. For the majority of our revenue, merchants pay us a percentage of every dollar of the gross merchandise volume, or GMV, that we approve and guarantee on their behalf. Our fee, as determined by our risk-based pricing model, in these situations is a percentage of the GMV of our merchants’ orders that we approve, prior to taxes or other charges. These arrangements do not provide merchants with the right to take possession of our software platform. Rather, merchants are granted continuous access to our software platform under a hosting arrangement over the contractual period.
Contracts with our merchants for our Chargeback Guarantee product obligate us to review eCommerce transactions for legitimacy as well as to stand ready to indemnify merchants for costs incurred associated with an approved transaction in the event of a chargeback due to fraud. Our fee is allocated between the consideration owed to us for our fraud review service and the consideration owed to us for issuing indemnification guarantees which are recorded at fair value. Consideration allocated to fraud review is recognized as revenue over the contract period in the month that the transactions are approved while consideration allocated to the indemnification guarantee is recognized as we are released from risk under the guarantee, generally over a six-month period from the date of the transaction.

We present revenue net of cancellations and adjustments for minimum service level agreements.
Cost of Revenue
Cost of revenue primarily consist of chargeback expenses, net of chargebacks won, and other expenses related to providing our products to our merchants. These other expenses include compensation and benefits related costs, including share-based compensation expense associated with teams integral in providing our service, hosting fees and software costs, payment processing fees, amortization of capitalized software development costs and deferred contract fulfillment costs, depreciation expense, and allocated overhead. For products that offer guarantees of past performance, such as our Chargeback Guarantee, we provide contractual assurances around the accuracy of our approvals so that our merchants can confidently automate a transaction’s execution. If an approved transaction that we have guaranteed results in an eligible chargeback, we will reimburse the merchant for the amount of the lost sale. In this situation, we record a chargeback expense in cost of revenue and typically reimburse the merchant in the form of credits on future invoices. Chargeback claims can be disputed and if the decision of the dispute concludes that the order was legitimate and not fraudulent, the chargeback is classified as chargeback won. We present chargeback expenses net of chargebacks won, since such amounts are refunded to us.
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
Operating Expenses
Our operating expenses consist of research and development, sales and marketing, and general and administrative expenses. Compensation and benefits related costs are the most significant component of operating expenses and consists of salaries and benefits, share-based compensation expense, and other employee benefit costs. Operating expenses also primarily include third-party hosting fees and software costs, professional service fees, overhead costs including rent and utilities, marketing and advertising related costs, and depreciation expense. We expect that the cost reduction efforts made during 2022 will drive overall decreases in operating expenses during 2023, however operating expenses as a percentage of revenue may fluctuate quarterly.
Research and Development
Research and development expenses primarily consist of compensation and benefits related costs, including share-based compensation expense associated with research and development teams that are responsible for the design, development, and testing of our eCommerce risk intelligence platform infrastructure, including expenses associated with adding new features, increasing the functionality, and enhancing the usability of our platform. Research and development expenses also include investments we are making in new products, as well as third-party hosting fees and software costs used by our research and development teams, overhead costs, and depreciation expense.
Sales and Marketing
Sales and marketing expenses primarily consist of compensation and benefits related costs, including share-based compensation expense directly associated with our sales and marketing teams. Sales and marketing costs also consists of costs associated with conferences, events, digital marketing and advertising programs, amortization of deferred contract acquisition costs, commissions, depreciation expense, and allocated overhead.
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
Interest Income (Expense), Net
Interest income (expense), net primarily consists of interest earned on our bank deposits.
Other Income (Expense), Net
Other income (expense), net primarily consists of foreign exchange transaction gains and losses and gains and losses on foreign currency contracts not designated as hedging instruments. In periods prior to IPO, other income (expense), net primarily consisted of remeasurement gains and losses on our convertible preferred share warrant liabilities and convertible preferred share tranche rights.
Provision for (Benefit From) Income Taxes
Provision for income taxes consists of income taxes related to Israel, United States (federal and state), China, UK, Australia, and Japan taxes. We maintain a full valuation allowance on our Israeli and U.S. deferred tax assets resulting from carryforward tax losses and other reserves and allowances, as we have concluded that it is not more likely than not that the deferred tax assets will be realized due to our history of operating losses and current uncertainty concerning our ability to realize these deferred tax assets in the foreseeable future. Our effective tax rate is primarily affected by the tax rate in Israel and the United States and the relative amounts of income we earn in those jurisdictions, as well as non-deductible expenses, such as share-based compensation, and changes in our valuation allowance.
A.Operating Results
The following section discusses our financial condition and results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021. For a discussion of our financial condition and results of operations for the year ended December 31, 2021 compared to the year ended December 31, 2020, refer to refer to Item 5. “Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on February 25, 2022.
The following tables set forth selected consolidated statements of operations data and such data as a percentage of total revenue for each of the periods presented:

	Year Ended December 31,
	2022	2021	2020
	(in thousands)
Revenue	$261,247	$229,141	$169,740
Cost of revenue(1)(2)	126,150	106,170	76,916
Gross profit	135,097	122,971	92,824
Operating expenses:
Research and development(1)(2)	72,014	55,301	36,642
Sales and marketing(1)(2)	87,722	70,165	41,137
General and administrative(1)(2)	83,993	52,903	21,853
Total operating expenses	243,729	178,369	99,632
Operating profit (loss)	(108,632)	(55,398)	(6,808)
Interest income (expense), net	10,180	591	145
Other income (expense), net	505	(122,520)	(3,609)
Profit (loss) before income taxes	(97,947)	(177,327)	(10,272)
Provision for (benefit from) income taxes	6,042	1,558	1,075
Net profit (loss)	$(103,989)	$(178,885)	$(11,347)
_______________
(1)Includes share-based compensation as follows:

	Year Ended December 31,
	2022	2021	2020
	(in thousands)
Cost of revenue	$621	$216	$38
Research and development	10,005	4,246	3,621
Sales and marketing	18,253	10,710	2,814
General and administrative	38,588	18,186	1,472
Total share-based compensation expense	$67,467	$33,358	$7,945

(2)Includes depreciation and amortization (including amortization of capitalized internal-use software) as follows:

	Year Ended December 31,
	2022	2021	2020
	(in thousands)
Cost of revenue	$880	$589	$40
Research and development	1,581	752	404
Sales and marketing	1,013	661	556
General and administrative	800	434	360
Total depreciation and amortization	$4,274	$2,436	$1,360

	Year Ended December 31,
	2022	2021	2020
	(in thousands)
Revenue	100%	100%	100%
Cost of revenue	48	46	45
Gross profit	52	54	55
Operating expenses:
Research and development	28	24	22
Sales and marketing	34	31	24
General and administrative	32	23	13
Total operating expenses	93	78	59
Operating profit (loss)	(42)	(24)	(4)
Interest income (expense), net	4	—	—
Other income (expense), net	—	(53)	(2)
Profit (loss) before income taxes	(37)	(77)	(6)
Provision for (benefit from) income taxes	2	1	1
Net profit (loss)	(40)%	(78)%	(7)%
Comparison of the Years Ended December 31, 2022 and 2021
Revenue

	Year Ended December 31,
	2022	2021	$ Change	% Change
	(dollars in thousands)
Revenue	$261,247	$229,141	$32,106	14%
Revenue increased by $32.1 million, or 14%, for the year ended December 31, 2022 compared to the year ended December 31, 2021 driven by a $16.4 billion, or 18% increase in total GMV from $89.1 billion to $105.6 billion. The increase in revenue was primarily attributable to increases in GMV associated with growth in tickets and travel merchants as well as new merchants and upsells slightly offset by decreases in our organic merchant cohort.
Additionally, $8.3 million of the increase in revenue is attributable to consideration allocated to issued indemnification guarantees that are accounted for under ASC 460. Revenue attributable to consideration allocated to guarantees increased for the same reasons as noted above. Revenue attributable to issued indemnification guarantees as a percentage of total revenue decreased from 42% during 2021 to 40% during 2022 due to decreases in the fair value of issued guarantees.

Cost of Revenue and Gross Profit Margin

	Year Ended December 31,
	2022	2021	$ Change	% Change
	(dollars in thousands)
Cost of revenue	$126,150	$106,170	$19,980	19%
Gross profit margin	52%	54%
Cost of revenue increased by $20.0 million, or 19%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase in cost of revenue was primarily attributable to an increase of $17.7 million in net chargeback expenses. The increase in net chargeback expenses was driven by an increase in GMV. There was also an increase of $2.0 million in compensation and benefits related costs, including share-based compensation expense, associated with teams integral in providing our service primarily due to an increase in headcount.
Gross profit margin decreased to 52% for the year ended December 31, 2022 compared to 54% for the year ended December 31, 2021. Our CTB ratio increased to 39% for the year ended December 31, 2022 compared to 37% for the year ended December 31, 2021 which was primarily driven by new merchants onboarded to our platform and industry mix shifts in the composition of our Billings.
Operating Expenses
Research and Development

	Year Ended December 31,
	2022	2021	$ Change	% Change
	(dollars in thousands)
Research and development	$72,014	$55,301	$16,713	30%
Research and development expenses increased by $16.7 million, or 30%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase was primarily attributable to an increase of $14.1 million in compensation and benefits related costs including an increase of $5.8 million in share-based compensation expense primarily due to an increase in headcount of our research and development teams. The remaining increase is primarily due to a $1.6 million increase in overhead costs, a net increase of $0.9 million in hosting fees and software costs incurred by our research and development teams, and a $0.1 million increase in professional services fees.
Sales and Marketing

	Year Ended December 31,
	2022	2021	$ Change	% Change
	(dollars in thousands)
Sales and marketing	$87,722	$70,165	$17,557	25%
Sales and marketing expenses increased by $17.6 million, or 25%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase was primarily attributable to an increase of $14.6 million in compensation and benefits related costs including an increase of $7.5 million in share-based compensation expense primarily due to increases in sales and marketing headcount and the grant of equity awards with performance and service conditions. The remaining increase of $3.0 million was primarily a result of increases in expenses associated with conferences, events, and digital marketing and advertising programs.

General and Administrative

	Year Ended December 31,
	2022	2021	$ Change	% Change
	(dollars in thousands)
General and administrative	$83,993	$52,903	$31,090	59%
General and administrative expenses increased by $31.1 million, or 59%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase was primarily attributable to an increase of $26.5 million in compensation and benefits related costs including an increase of $20.4 million in share-based compensation expense primarily due to the Multi-Year Award granted to our Chief Executive Officer. For further information, see Item 6.B. "Compensation." The remaining increase consists of $2.0 million in insurance and overhead costs, an increase of $0.8 million in software costs, an increase of $0.6 million in professional services expenses including litigation-related costs, and a $1.2 million increase other general and administrative expenses such as travel and taxes.
Interest Income (Expense), Net

	Year Ended December 31,
	2022	2021	$ Change	% Change
	(dollars in thousands)
Interest income (expense), net	$10,180	$591	$9,589	N/M
_______________
*N/M = Not Meaningful

Interest income (expense), net increased by $9.6 million for the year ended December 31, 2022 compared to the year ended December 31, 2021, primarily due to increases in investments in bank deposits coupled with global increases in interest rates.
Other Income (Expense), Net

	Year Ended December 31,
	2022	2021	$ Change	% Change
	(dollars in thousands)
Other income (expense), net	$505	$(122,520)	$123,025	N/M
_______________
*N/M = Not Meaningful
Other income (expense), net was $0.5 million of income for the year ended December 31, 2022 compared to $122.5 million of expense for the year ended December 31, 2021. The net decrease in expense is primarily due to $122.7 million in remeasurement losses related to our convertible preferred share warrant liabilities and convertible preferred share tranche rights that were recorded prior to conversion during the year ended December 31, 2021. The remaining change consists of an increase of $2.2 million in net gains from foreign currency transactions and an increase of $(1.7) million in net losses on non-designated hedging transactions.
Provision for (Benefit from) Income Taxes

	Year Ended December 31,
	2022	2021	$ Change	% Change
	(dollars in thousands)
Provision for (benefit from) income taxes	$6,042	$1,558	$4,484	288%

Provision for income taxes increased by $4.5 million, or 288%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. We maintain a full valuation allowance on our Israeli and U.S. deferred tax assets resulting from carryforward tax losses, capitalized research and development expenses, and other reserves and allowances. The provision for income taxes increased primarily as a result of uncertain tax positions and change in valuation allowance. Our effective tax rate was (6.17)% and (0.88)% of our net profit (loss) before income taxes for the years ended December 31, 2022 and 2021, respectively. Our effective tax rate is affected by tax rates in foreign jurisdictions and the relative amounts of income we earn in those jurisdictions, as well as non-deductible expenses, such as share-based compensation expense, and changes in our valuation allowance.
Impact of Foreign Currency Fluctuation
See Item 3D. “Risk Factors—We are exposed to fluctuations in currency exchange rates, which could negatively affect our operating results.” and Item 11. “Quantitative and Qualitative Disclosures About Market Risk-Foreign Currency Exchange Risk.”
B. Liquidity and Capital Resources
Since our inception, we have financed our operations primarily through issuances of Class A ordinary shares, issuances of convertible preferred shares and warrants, and cash flows from operations. Upon our IPO during 2021, we raised $392.3 million from the issuance of Class A ordinary shares, net of $26.2 million in underwriting discounts and commissions. Prior to our IPO, we raised an aggregate of $195.2 million, net of issuance costs of $4.3 million, through sales of convertible preferred shares and warrants.
Our principal uses of cash has been related to investments in bank deposits, funding our operations, and capital expenditures. As of December 31, 2022, our principal sources of liquidity were cash, cash equivalents, and short-term deposits of $475.7 million which were held for working capital purposes. Cash and cash equivalents consist of cash in banks and bank deposits. Short-term deposits consist of bank deposits with original maturities between 4 and 12 months and that mature within 12 months of the balance sheet date. In 2022, we earned $10.2 million of interest income from investments in bank deposits. We expect to continue to utilize bank deposits to generate returns on our capital in the future, however the amount of interest income we are able to earn may fluctuate from year-to-year as a result of, among other things, changes in global interest rates, changes in the terms of new bank deposits, and changes in our investment strategy. We do not anticipate interest income in 2023 to grow at the same rates experienced in 2022.
We believe our cash, cash equivalents, and short-term deposits, together with cash we expect to generate from future operations, will be sufficient to meet our working capital and capital expenditure requirements for a period of at least twelve months from the date of this Annual Report. We may require additional capital to respond to technological advancements, competitive dynamics or technologies, customer demands, business opportunities, challenges, acquisitions or unforeseen circumstances and in either the short-term or long-term may determine to engage in equity or debt financings or enter into credit facilities for other reasons.
Our future capital requirements will depend on many factors including our revenue growth rate, chargeback expenses, merchant churn, regulatory developments, the market acceptance and demand for our offerings, international expansion efforts, and the investments we make that support our business. We may in the future enter into arrangements to acquire or invest in complementary businesses, services, and technologies, including intellectual property rights. If we are unable to obtain adequate financing or financing on terms satisfactory to us or at all, when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited. In particular, inflation and rising interest rates across the global economy have resulted in, and may continue to result in, significant disruption of global financial markets, which may reduce our ability to access capital. If we are unable to raise additional funds when or on the terms desired or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, our business, financial condition and results of operation could be adversely affected. See Item 3.D. “Risk Factors — We may need additional capital, and we cannot be sure that additional financing will be available on favorable terms, if at all.”
The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,
	2022	2021	2020
Consolidated Statements of Cash Flows Data:	(in thousands)
Net cash provided by (used in) operating activities	$(26,252)	$(20,278)	$(3,120)
Net cash provided by (used in) investing activities	$(210,012)	$(84,441)	$(16,961)
Net cash provided by (used in) financing activities	$3,855	$423,189	$54,025
Operating Activities
Our largest source of operating cash flows are from revenues we earn from our merchants offset by the reimbursement for chargebacks. Our largest uses of cash from operating activities are for compensation and benefits related costs, overhead costs including rent and utilities, hosting and software fees, professional service fees, and marketing and advertising related costs.
We reported net cash used in operating activities of $26.3 million for the year ended December 31, 2022, compared to $20.3 million for the year ended December 31, 2021, representing an increase of $6.0 million in cash used in operating activities. The increase in operating cash outflows was primarily driven by increases in working capital requirements and the timing of certain cash receipts and payments of approximately $5.3 million and changes in cash associated with our hedging program of approximately $4.3 million. These amounts were partially offset by cash inflows associated with increases in interest received of approximately $5.2 million. The remaining change is due to individually insignificant items.
Investing Activities
Investing activities consists of investments in and maturities of short-term deposits, purchases of property and equipment, and payments of capitalized software development costs.
We reported net cash used in investing activities of $210.0 million for the year ended December 31, 2022, compared to $84.4 million for the year ended December 31, 2021, representing an increase of $125.6 million in cash used in investing activities. This increase in cash used in investing activities was primarily attributable to an increase in purchases of short-term deposits of $353.8 million, and an increase of $0.6 million in payments of capitalized software development costs. These increases were partially offset by maturities of short-term deposits of $222.7 million and a decrease of $6.1 million in purchases of property and equipment.
Financing Activities
Financing activities consists of proceeds we received from the IPO, proceeds from the issuance of convertible preferred shares and warrants, and payments of deferred offering costs.
We reported net cash provided by financing activities of $3.9 million for the year ended December 31, 2022, compared to $423.2 million for the year ended December 31, 2021, representing a decrease of $419.3 million in cash provided by financing activities. This decrease in cash provided by financing activities was primarily attributable to 2021 financing activities, including net IPO proceeds of $392.3 million, proceeds from the issuance of convertible preferred shares and warrants of $26.8 million, and proceeds from the cash exercise of series E-1 convertible preferred share warrants of $6.5 million. These decreases were partially offset by a decrease in payments of deferred offering costs of $5.1 million and an increase in proceeds from the exercise of share options of $1.1 million.

Material Cash Requirements for Known Contractual and Other Obligations
Leases
We have various non-cancelable operating leases for our corporate offices in Tel Aviv in Israel and in New York City in the United States. The leases for these facilities in Tel Aviv and New York City expire in 2031 and 2029, respectively and we have options to renew these leases through 2036 and 2034, respectively. As of December 31, 2022, we had fixed future minimum lease payments of $44.0 million, of which $6.4 million is due in the next twelve months. We incurred an aggregate of approximately $16.0 million in capital expenditures associated with the build-out of our headquarters in Tel Aviv from the fourth quarter of 2020 through the year ended December 31, 2022. The build-out of our headquarters in Tel Aviv is substantially complete as of December 31, 2022.
Excluded from the future minimum lease payments discussed above is an unsecured and undated promissory note issued in December 2020 in connection with the execution of a lease agreement for an amount of $3.0 million and $3.3 million as of December 31, 2022 and December 31, 2021, respectively. The promissory note may only be withdrawn in the event of a material and fundamental breach of the lease agreement. The promissory note expires three months after the lease termination date in 2031. As of December 31, 2022 and December 31, 2021, we were in full compliance of the terms and conditions of the promissory note, and the promissory note has not been withdrawn.
Other Obligations
In the normal course of business, we enter into non-cancelable purchase commitments with various parties primarily for hosting and software services. As of December 31, 2022, we had non-cancelable purchase obligations with a remaining term in excess of twelve months of $22.0 million, of which $11.4 million is due in the next twelve months. These purchase obligations are primarily related to third-party data center costs that are used to host our risk intelligence platform.
For more information on our operating leases and other commitments, refer to “Leases” in Note 7 and “Guarantees, Commitments, and Contingencies” in Note 8 of our consolidated financial statements included elsewhere in this Annual Report.
C. Research and Development, Patents and Licenses, etc.
Our research and development activities are primarily located in Israel. Research and development expenses primarily consist of compensation and benefits related costs, including share-based compensation expense associated with research and development teams that are responsible for the design, development, and testing of our eCommerce risk intelligence platform infrastructure, including expenses associated with adding new features, increasing the functionality, and enhancing the usability of our platform. Research and development expenses also include investments we are making in new products, as well as third-party hosting fees and software costs used by our research and development teams, overhead costs, and depreciation expense.
For the years ended December 31, 2022, 2021, and 2020, research and development costs accounted for approximately 28%, 24%, and 22% of our total revenue, respectively. Research and development costs are expensed as incurred, except to the extent that such costs are associated with internal-use software that qualifies for capitalization.
D. Trend Information
Other than as described in Item 3.D. "Risk Factors", in Item 5.A. "Operating Results—Factors Affecting Our Performance", and in Item 5.B. “Liquidity and Capital Resources” of this Annual Report, which are incorporated by reference herein, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.
E. Critical Accounting Estimates
We have provided a summary of our significant accounting policies, estimates and judgments in Note 2 to our audited consolidated financial statements, which are included elsewhere in this Annual Report. The following discussion pertains to critical accounting estimates that management believes are most important to the portrayal of our historical financial condition and results of operations and that require significant, difficult, subjective or complex judgments. Other companies in similar businesses may use different estimation policies and methodologies, which may impact the comparability of our financial condition, results of operations and cash flows to those of other companies.
Application of Critical Accounting Estimates
Our consolidated financial statements are prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, as well as related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. We considered the impact of COVID-19 on our estimates and assumptions and determined that there were no material adverse impacts on our audited consolidated financial statements for the year ended December 31, 2022. As events continue to evolve and additional information becomes available, our estimates and assumptions may change materially in future periods. Actual results could differ materially from these estimates.
The critical accounting estimates, assumptions, and judgments that we believe have the most significant impact on our consolidated financial statements are described below.
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
We are relieved from our guarantee obligation at the earlier of (a) paying a chargeback or (b) expiration of the guarantee which is generally six months from the date of the transaction. We recognize the guarantee obligation as revenue through a systematic and rational amortization method over a six-month period that is representative of our historical pattern of being released from risk under the guarantee obligation. Indemnification guarantees are recorded at fair value upon approving a transaction and are not remeasured to fair value each period. The determination of the fair value of our indemnification guarantees requires the use of various inputs and assumptions which include the following:
•Historical chargebacks as a percentage of Billings: Calculated as historical chargebacks paid divided by the associated Billings. Chargebacks paid are not transactions that are readily observable in a marketplace, however they represent actual transactions between us and the merchant. We utilize historical chargebacks as a proxy to project future chargeback claims. This input has the greatest impact on the overall fair value of the guarantee.
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
•Discount rate: Utilized to determine the present value of chargeback payments and encompasses the time period in which guarantees are resolved as well as our incremental borrowing cost. We mainly use observable inputs and methodologies with a limited amount of judgment and assumptions, such as U.S. corporate bond yields. Since chargebacks are generally paid within six months from the date of transaction, this input has the least impact on the overall fair value of the guarantee.
The assumptions and estimates involved in calculating the fair value of our indemnification guarantees, as well as the determination of a systematic and rational amortization method for recognition of our guarantee obligations as revenue, involve inherent uncertainties and the application of significant judgment. We will continue to use judgment in evaluating the assumptions related to our indemnification guarantees, and we may refine our estimation process as we continue to accumulate additional data, which could materially impact the timing of our revenue recognition for transactions approved in future periods. The effect of a hypothetical 10% change in the inputs and assumptions of the fair value of the guarantee, as well as a 10% change in the inputs and assumptions of the systematic and rational amortization method, would have impacted our revenue by a maximum of approximately 1%. Refer to Note 8 of our consolidated financial statements included elsewhere in this Annual Report for additional information.
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
The effect of a hypothetical 10% change in the inputs and assumptions would positively impact our cost of revenue by approximately 2% or negatively impact our cost of revenue by approximately 3%. Refer to Note 8 of our consolidated financial statements included elsewhere in this Annual Report for additional information.
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
Sales commissions are amortized over an estimated period of benefit of four years. We determine the period of benefit for sales commissions by taking into consideration the estimated customer life,

technological life of our software, and other factors. These factors involved in the determination of the period of benefit include inherent uncertainties and the application of significant judgment. The effect of a hypothetical one year decrease in the amortization period would have increased our sales and marketing expenses by approximately $1.8 million.
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
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
Executive Officers and Directors
The following table sets forth the name and position of each of our executive officers and directors as of January 31, 2023:

Name	Age	Position
Executive Officers
Eido Gal	37	Co-Founder, Chief Executive Officer, Director
Assaf Feldman	51	Co-Founder, Chief Technology Officer, Director
Aglika Dotcheva	47	Chief Financial Officer
Naama Ofek Arad	38	Chief Operating Officer
Ravi Kumaraswami	56	President of Worldwide Field Operations

Directors
Erez Shachar(1)(2)	59	Director
Eyal Kishon(2)(3)	63	Director
Aaron Mankovski(3)	66	Director
Tanzeen Syed(1)(2)	40	Director
Jennifer Ceran(1)(3)	59	Director

(1)	Serves as a member of our Audit Committee.
(2)	Serves as a member of our Compensation Committee.
(3)	Serves as a member of our Nominating & Governance Committee.
Executive Officers
Eido Gal is our Co-Founder and has served as our Chief Executive Officer and as the Chairperson of our board of directors since our inception. Prior to co-founding Riskified, Mr. Gal served as an Analyst at

BillGuard from January 2011 to January 2013 and as an Analyst at PayPal Holdings, Inc. from January 2009 to January 2011.
Assaf Feldman is our Co-Founder and has served as our Chief Technology Officer and as a member of our board of directors since inception. Prior to co-founding Riskified, Mr. Feldman served as an Developer at BillGuard from September 2011 to November 2012, Vice President of Research & Development at Kinetic Trading from August 2009 to August 2011, Lead Developer at monitor110.com from February 2006 to July 2008, Researcher at MIT Media-Lab from September 2003 to June 2005, Vice President of Engineering at Oddcast Inc. from April 2001 to June 2003, and as a Senior Developer at Earthnoise from August 1999 to March 2001. Mr. Feldman holds a B.A. in Film and Computer Science from Tel Aviv University in Israel and an M.A (Computer Science) from Massachusetts Institute of Technology (MIT).
Aglika Dotcheva has served as our Chief Financial Officer since 2015 and previously as our Vice President of Finance since October 2014. Ms. Dotcheva also serves as a founding member and is on the steering committee of The F Suite, an independent community platform for Chief Financial Officers of leading venture capital funds and high growth technology companies. Ms. Dotcheva also serves on the advisory board of ARK, an AI powered software solution that helps optimize architectural and engineering plans. Prior to joining us, Ms. Dotcheva served as Associate Director at the Central Office of Budget and Financial Planning, Office of the Chief Financial Officer, at New York University. Ms. Dotcheva holds an M.B.A. in Strategy, Finance and Accounting from New York University, and a B.A. in Economics from Columbia University.
Naama Ofek Arad has served as our Chief Operating Officer since April 2017 and previously as our Head of Sales Operations since January 2017. Prior to joining us, Ms. Ofek Arad served as a Consultant with The Boston Consulting Group from July 2014 to December 2016 and as an Operations Manager with the Israeli Air Force from 2006 to 2014. Ms. Ofek Arad holds a B.A. in Information Systems and Management from Ben Gurion University in Israel and an Executive M.B.A. from Northwestern University, Kellogg School of Management.
Ravi Kumaraswami has served as our President of Worldwide Field Operations since May 2022. Prior to joining us, Mr. Kumaraswami served as Chief Executive Officer of Crownpeak Technology, Inc., a digital experience software platform company, from 2017 to February 2022, and as Chief Revenue Officer of Lithium Technologies from 2014 to 2017. Mr. Kumaraswami held various sales and operations positions at SAP Ariba from 2001 to 2013 after beginning his career as a consultant with Accenture in 1990. Mr. Kumaraswami currently serves as an advisor to the board of directors of Crownpeak Technology, Inc. Mr. Kumaraswami holds Bachelor’s Degree (Honors) in Commerce from Delhi University, is a Fellow Member of the Institute of Chartered Accountants of India and a Graduate Member of the Institute of Costs and Works Accountants of India.
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
Eyal Kishon has served as a member of our board of directors since February 2013. Since September 1996, Dr. Kishon has served as Managing Partner of Genesis Partners, an Israel-based venture capital fund and since December 2020, Mr. Kishon has served as Chairman of Deep Insight, an Israel-based venture capital fund. From 1993 to 1996, Dr. Kishon served as Associate Director of Pitango Venture Capital. Prior to that, Dr. Kishon served as Chief Technology Officer at Yozma Venture Capital in

1993. From 1991 to 1993, Dr. Kishon was a Research Fellow in the Multimedia Department of IBM Science & Technology. From 1989 to 1991, Dr. Kishon worked in the Robotics Research Department of AT&T Bell Laboratories. Dr. Kishon currently serves as a member of the board of directors of Audiocodes Ltd. (Nasdaq, TASE: AUDC), Valens Semiconductor Ltd. (NYSE: VLNS) and several privately held companies. Dr. Kishon holds a B.S. in Computer Science from the Technion – Israel Institute of Technology and a Ph.D. in Computer Science from New York University.
Aaron Mankovski has served as a member of our board of directors since September 2017. Since 1999, Mr. Mankovski has served as a Managing Partner of Pitango Venture Capital, a venture capital firm founded in 1993. Mr. Mankovski serves as a member of the board of directors of several privately held companies including Tailor Brands Ltd, Silk Inc., DriveNets Ltd., Tabit Technologies Ltd. and Tulip. Mr. Mankovski has also served as a member of the general Assembly of O.R.T. Technologies Ltd. and as a board observer for Formlabs, Tomorrow.io and Meta Flow. Mr. Mankovski is the Founder and former Chairman of IATI – Israel Advanced Technology Industries. Mr. Mankovski holds a B.Sc. from Tel Aviv University in Computer Science and Statistics and served as a pilot in the Israeli Air Force.
Tanzeen Syed has served on our board of directors since October 2019. Since July 2018, Mr. Syed has served as a Managing Director at General Atlantic, focusing on investments in General Atlantic’s Technology sector. Mr. Syed rejoined General Atlantic in July 2018 after also working there from 2006 to September 2013. Prior to rejoining General Atlantic, Mr. Syed served as a Director at Temasek, an investment company, from July 2015 until June 2018, where he led U.S. technology growth investments. Prior to that, Mr. Syed was a Vice President at Great Hill Partners L.P. from October 2013 to June 2015, where he focused on Internet and software growth investing. Mr. Syed currently serves as the chairman of the board of directors of ContextLogic Inc. (dba Wish) (Nasdaq: WISH), a public portfolio company of General Atlantic. Mr. Syed also serves as a director on the board of Kiwi.com, s.r.o., Chess.com and Panorama Education, each of which are private portfolio companies of General Atlantic. Mr. Syed holds a B.A. in Economics and Political Science from Macalester College.
Jennifer Ceran has served on our board of directors since February 2021. Ms. Ceran served as the interim Chief Financial Officer for Klaviyo, Inc. from November 2021 to May 2022, the Chief Financial Officer and Treasurer for Smartsheet Inc. from September 2016 to January 2021 and the Chief Financial Officer of Quotient Technology Inc. from September 2015 to September 2016. From October 2012 to September 2015, Ms. Ceran served as the Treasurer and Vice President of Investor Relations at Box, Inc. Ms. Ceran held several roles at eBay Inc. from April 2003 to August 2012 including Vice President of Investor Relations and Corporate Financial Planning and Analysis and Treasurer. Ms. Ceran currently serves on the board of directors of several private and public companies including Klaviyo, Inc., NerdWallet Inc. (NASDAQ: NRDS), Flock Group Inc. and Wyze Labs, Inc. Ms. Ceran holds a B.A. in Communications and French from Vanderbilt University and an M.B.A. from the University of Chicago Booth School of Business.
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
Executive Officers other than the Chief Executive Officer
The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the chief executive officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). In the event that the Company’s shareholders fail to approve a compensation arrangement that is inconsistent with the company’s stated compensation policy as set forth in (iii) above, the compensation committee and board of directors may, nevertheless, elect to override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.
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
Chief Executive Officer
Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). If the company’s shareholders do not approve the chief executive officer’s compensation arrangement, the compensation committee and board of directors may, nevertheless, elect to override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.
The approval of each of the compensation committee and the board of directors should be in accordance with the company’s stated compensation policy; however, in special circumstances, compensation terms of a chief executive officer that are inconsistent with such policy may be approved, provided that the compensation committee and the board of directors have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval is obtained (by a special majority vote as discussed above with respect to the approval of director compensation).
In addition, the compensation committee may waive the shareholder approval requirement with regards to the approval of the engagement terms of a candidate for the chief executive officer position, if they determine that (i) the compensation arrangement is consistent with the company’s compensation policy; (ii) the chief executive officer candidate does not have a prior business relationship with the company or a controlling shareholder of the company; and (iii) subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to employ the chief executive officer candidate.
Aggregate Compensation of Office Holders
The aggregate compensation, including share-based compensation, paid by us and our subsidiaries to our executive officers and directors for the year ended December 31, 2022 was approximately $42.9 million. This amount includes deferred or contingent compensation accrued for such year (and excludes deferred or contingent amounts accrued for during the year ended December 31, 2021 and paid during the year ended December 31, 2022). This amount includes approximately $0.5 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel.
The following is a summary of the (a) salary expenses, (b) cash bonus expenses, (c) social benefit costs and (d) share-based compensation expenses of our five most highly compensated executive officers in 2022, or collectively the "Covered Executives." All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2022. U.S. dollar amounts indicated for compensation of our Covered Executives are in thousands of dollars.

	Salary Expense(1)	Cash Bonus Expense(2)	Social Benefit Cost(3)	Share-based Compensation Expense(4)
Mr. Eido Gal Co-Founder and Chief Executive Officer	$240	$ —(5)	$130	$29,020(6)
Mr. Assaf Feldman Co-Founder and Chief Technology Officer	$240	$46	$94	$8,017
Ms. Aglika Dotcheva Chief Financial Officer	$350	$66	$119	$1,594
Ms. Naama Ofek Arad Chief Operating Officer	$238	$48	$77	$825
Mr. Ravi Kumaraswami(7) President of Worldwide Field Operations	$251	$233	$48	$912

(1)	Salary Expense includes the gross salary paid to the Covered Executives.
(2)	Cash Bonus Expense includes cash bonuses paid to our Covered Executives upon compliance with predetermined performance parameters.
(3)	Social Benefit Cost includes the social benefits paid by us on behalf of the Covered Executives, convalescence pay, contributions made by the company to an insurance policy, 401(k) or a pension fund, work disability insurance, accrued vacation, severance, educational fund and payments for social security.
(4)	Share-based Compensation Expense reflects expenses we recognize in connection with share options and RSUs granted to our Covered Executives. For further details see “Equity Awards” below.
(5)	Mr. Gal was eligible to receive a cash bonus in respect of his performance in 2022, but elected to waive his entitlement thereto.
(6)
Share-based Compensation Expense for Mr. Gal reflects, in part, the Multi-Year Award (defined below). In accordance with the terms of his shareholder approved compensation package, no equity awards were granted to Mr. Gal in 2022.

(7)	Mr. Kumaraswami commenced employment as the Company’s President of Worldwide Field Operations, effective as of May 16, 2022.
Equity Awards
Share Options
No share options were granted to our executive officers or directors in 2022. As of December 31, 2022, share options to purchase 1,347,805 Class A ordinary shares granted to our executive officers and directors were outstanding under our equity incentive plans at a weighted average exercise price of $1.95 per ordinary share.
The amounts underlying the share options granted to our officer holders are expensed on a straight-line basis over the requisite service period which is generally four to five years.
Restricted Share Units
During the year ended December 31, 2022, our directors and officers were granted 3,142,863 RSUs under our equity incentive plans. In accordance with the terms of Mr. Gal’s shareholder approved compensation package, no equity awards, including RSUs, were granted to our CEO in 2022. As of December 31, 2022, 9,289,713 RSUs granted to executive officers and directors were outstanding under our equity incentive plans.

The amounts underlying the RSU awards granted to our Covered Executives that contain a performance-based vesting condition and a service-based vesting condition, will be expensed utilizing the accelerated attribution method over the requisite service period which is generally four to five years. As of December 31, 2022, the performance-based vesting condition underlying these awards had been achieved and the service-based vesting condition underlying these awards had been partially achieved.
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
Certain Arrangements Upon Termination
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
CEO Multi-Year Equity Award
In July 2021, our board of directors and shareholders granted our chief executive officer, Mr. Gal, a multi-year equity award, comprising 3,993,440 RSUs (the “Multi-Year Award”). The grant date fair value of the Multi-Year Award, which is the amount of share-based compensation expense that we recognize, is primarily determined based on the share price on the date the award is granted and is not based on our current share price. This amount will be expensed utilizing the accelerated attribution method over the requisite service period of ten years which attributes higher expenses to the earlier periods of the requisite service period. Mr. Gal’s 2022 compensation, set forth above, therefore in part, reflects this Multi-Year Award.
The Multi-Year Award is structured so that meaningful value may only be realized upon the achievement of sustained and significant high performance levels. The award is divided into ten tranches that are eligible to vest based on the achievement of stock price goals, which range from $26.67 to $106.67, measured based on the average of our stock price over a 60 trading day trailing average during predefined performance periods, subject to Mr. Gal’s continued employment as our Chief Executive Officer through each such period. In order to earn all of the tranches, the stock price will have to be over 5x the price at IPO. No tranches of the Multi-Year Award were earned or vested in 2022.
In addition to the service-based vesting condition, and market-based vesting condition, each described above, the Multi-Year Award is also subject to a performance-based vesting condition. The performance-based vesting condition underlying the Multi-Year Award was satisfied upon the occurrence of our IPO.
Director Compensation

On July 15, 2021, our shareholders approved a non-employee director compensation package, pursuant to which we pay each of our non-employee directors who (i) was appointed to our board of directors in connection with our initial public offering or otherwise joins our board of directors in the future, or (i) serves or will serve in the future on a committee of our board of directors, the following compensation:
Cash Compensation
We pay to each of our non-employee directors an annual cash retainer with respect to each twelve months of service on our board of directors in an amount of:

	Chairperson	Lead Independent Director	Member(1)
Board of Directors	$55,000	$45,000	$30,000(2)

(1)	Payments to the Board Chairperson and Lead Independent Director are in lieu of (and not in addition to) the payment referenced for Board membership. In the case of service of less than a full twelve months, the annual fee shall be prorated with respect to the actual period of service.
(2)	Ms. Ceran is entitled to receive an annual cash retainer with respect to each twelve months of service in an amount of $50,000.
Additional fees with respect to each twelve months of service on committees of the board of directors in the amounts of:

	Chairperson	Member(1)
Audit Committee	$20,000	$10,000
Compensation Committee	$12,000	$6,000
Nominating & Governance Committee	$8,000	$4,000
Other Committees as Authorized by the Board of Directors	$8,000	$4,000

(1)	Payments to the committee chairpersons are in lieu of (and not in addition to) the payments referenced for committee membership. In case of service of less than a full twelve months period, the annual fee shall be prorated with respect to the actual period of service.
Notwithstanding the foregoing, individual directors may elect to opt out of, waive, or otherwise forego such cash compensation at their discretion. For the year ended December 31, 2022, Ms. Ceran received total cash compensation of $74,000 in connection with her service on our board and board committees. The remainder of our non-employee directors elected to waive 100% of the cash compensation payable in connection with their service on our board and board committees.
Equity-based Compensation
In addition, each of our non-employee directors is entitled to receive equity-based compensation as follows:
Welcome Grant: Each newly appointed or elected non-employee director shall be granted a one-time equity award under our 2021 Plan with a grant date fair market value of $350,000. The Welcome Grant shall be granted within 90 days of the date of initial appointment or election to our board (unless a board meeting is not held during such time, in which case the grant will be made at the next board meeting following such period), and shall vest annually over a period of three years from such date, subject to the director’s continued service through each vesting date.
Annual Grant: Each non-employee director shall be granted equity awards, on an annual basis, under our 2021 Plan (subject to their continued service through each applicable grant date) with a grant date fair market value of $175,000. The Annual Grant shall be granted in conjunction with grants to our management, and shall vest on the first anniversary of the date of such grant, subject to each directors continued service through such date. No non-employee director shall receive an Annual Grant in the year in which they receive a Welcome Grant or prior to serving on our board for less than six months.
The Welcome Grant and the Annual Grants shall accelerate and fully vest upon the occurrence of Merger/Sale (as defined in the 2021 Plan) and a preceding or subsequent termination of service.
Notwithstanding the foregoing, individual directors may elect to opt out of, waive, or otherwise forego such equity compensation at their discretion. For the year ended December 31, 2022, Ms. Ceran received 100% of the equity compensation payable in connection with her service on our board and board committees. The remainder of our non-employee directors elected to waive 50% of the equity compensation payable in connection with their service on our board and board committees.
Employment and Consulting Agreements with Executive Officers
We have entered into written employment agreements with each of our executive officers. These agreements generally provide for notice periods of varying duration in connection with the termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive salary and benefits. These agreements also contain customary provisions regarding non-competition, non-solicitation, confidentiality of information and assignment of inventions. However, the enforceability of the non-competition provisions may be limited under applicable laws. We describe the arrangements with our executive officers above under “Aggregate Compensation of Office Holders.”
Directors’ Service Contracts
Other than with respect to our directors that are also executive officers, there are no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their service as directors of the Company, except with respect to the acceleration of unvested equity grants upon the occurrence of a Merger/Sale (as defined in the 2021 Plan) and a preceding or subsequent termination of service, as described above under “Aggregate Compensation of Office Holders.”
Equity Incentive Plans
Amended and Restated 2013 Equity Incentive Plan
The 2013 Equity Incentive Plan, or the 2013 Plan, was adopted by our board of directors on July 3, 2013 and amended and restated on February 23, 2021.
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
As of December 31, 2022, there were 20,062,824 ordinary shares reserved and available for issuance upon the exercise or settlement of outstanding awards under the 2013 Plan including its U.S. Sub-Plan.
The 2013 Plan provides for the grant of awards under the Israeli tax regime, including, without limitation, in compliance with Section 102, of the Israeli Income Tax Ordinance (New Version), 5721-1961, or the Ordinance, and Section 3(i) of the Ordinance.

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
Amended and Restated U.S. Sub-Plan to the 2013 Equity Plan
The U.S. Sub-Plan to the 2013 Plan, or the “U.S. Sub-Plan,” was adopted by our board of directors on May 10, 2015 and amended and restated on February 23, 2021. The U.S. Sub-Plan is to be read as a continuation of the 2013 Plan that only modifies awards granted to participants who are United States residents, United States taxpayers, or those persons who are or could be deemed to be United States taxpayers as determined by the administrator.
The U.S. Sub-Plan provides for the grant of awards to our employees, consultants, and directors. Awards granted pursuant to the U.S. Sub-Plan to participants in the United States shall be exempt from or comply with Section 409A of the Code. An incentive stock option within the meaning of Section 422(b) of the Code, may be granted only to a person who, on the effective date of grant, is an employee. Any person who is not an employee on the effective date of the grant may be granted only a nonstatutory stock option.
2021 Share Incentive Plan
We adopted the 2021 Share Incentive Plan, or the 2021 Plan, in connection with our IPO on July 15, 2021. The 2021 Plan provides for the grant of equity-based incentive awards to our employees, directors, office holders, service providers and consultants in order to incentivize them to increase their efforts on behalf of the Company and to promote the success of the Company’s business. The 2021 Plan is administered by the compensation committee of our board of directors, which has the authority to amend and rescind rules and regulations relating to the 2021 Plan or terminate the 2021 Plan at any time before the expiration of its ten year term, as well as to approve the conversion, substitution, cancellation or suspension under and in accordance with the 2021 Plan of any or all option awards or Class A ordinary shares, and the authority to modify the option awards to eligible individuals who are foreign nationals or are individuals who are employed outside of Israel to recognize differences in local law, tax policy or custom, in order to effectuate the purposes of the 2021 Plan but without amending the 2021 Plan.
The maximum number of Class A ordinary shares available for issuance under the 2021 Plan is equal to the sum of (i) 13,951,037 Class A ordinary shares, plus (ii) an annual increase on the first day of each fiscal year beginning on January 1, 2022 and ending on and including January 1, 2031, equal to the lesser of (A) 5% of the total number of Class A ordinary shares outstanding as of the end of the last day of the immediately preceding calendar year, on a fully diluted and as converted basis; and (B) such smaller number of Class A ordinary shares as is determined by our board of directors, if so determined prior to January 1 of the calendar year in which the increase will occur, plus (iii) any Class A ordinary shares underlying awards under the 2013 Plan as of July 15, 2021 which, following such date have expired, or were cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares or became unexercisable without having been exercised. Notwithstanding the foregoing, no more than 13,951,037 Class A ordinary shares may be issued upon the exercise of Incentive Stock Options. If permitted by our board of directors, shares tendered to pay the exercise price or withholding tax obligations with respect to an award granted under the 2021 Plan or the 2013 Plan may again be available for issuance under the 2021 Plan. Our board of directors may also reduce the number of Class A ordinary shares reserved and available for issuance under the 2021 Plan in its discretion (provided that such reduction does not derogate from any issuance of Class A ordinary shares in respect of awards then outstanding). As of

December 31, 2022, a total of 150,000 share options to purchase ordinary shares, with a weighted average exercise price of $0.0003 per share and 12,984,652 RSUs were outstanding under the 2021 Plan. As of December 31, 2022, 8,674,132 ordinary shares were available for future issuance under the 2021 Plan.
The 2021 Plan provides for the grant of awards under various tax regimes, including, without limitation, in compliance with Section 102 or Section 3(i) of the Ordinance, and for awards granted to our United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes, Section 422 of the Code and Section 409A of the Code.
The 2021 Plan provides for the grant of stock options (including incentive stock options and non-qualified stock options), Class A ordinary shares, restricted shares, RSUs, stock appreciation rights and other share-based awards.
Options granted under the 2021 Plan to Company employees who are U.S. residents may qualify as “incentive stock options” within the meaning of Section 422 of the Code, or may be non-qualified stock options. The exercise price of an option may not be less than the par value of the shares (if the shares bear a par value) for which such option is exercisable. The exercise price of an Incentive Stock Option may not be less than 100% of the fair market value of the underlying share on the date of grant or such other amount as may be required pursuant to the Code, and in the case of Incentive Stock Options granted to ten percent shareholders, not less than 110%.
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
As of December 31, 2022, a total of 3,742,961 Class A ordinary shares were available for sale under the ESPP, subject to adjustment as provided for in the ESPP. In addition, on the first day of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2031, such pool of Class A ordinary shares shall be increased by that number of our Class A ordinary shares equal to the lesser of: (i) 1% of the total number of Class A ordinary shares outstanding as of the last day of the immediately preceding calendar year, determined on a fully diluted as-converted basis; and (ii) such smaller number of Class A ordinary shares as may be determined by our board of directors. In accordance with the above, our board of directors determined not to increase the number of Class A ordinary shares available for sale under the ESPP as of January 1, 2022 or January 1, 2023.
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
C. Board Practices
Corporate Governance Practices
In addition to NYSE listing rules and applicable provisions of U.S. securities laws, as an Israeli company, we are subject to various corporate governance requirements under the Companies Law related to matters including, the appointment of external directors (or, to the extent applicable, the provisions permitting us to opt-out of the requirement to appoint external directors), the composition of the audit committee and compensation committee of the board of directors, appointment of an internal auditor and certain approvals of interested party transactions.
As we are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), we are permitted to comply with certain Israeli corporate governance practices instead of the corporate governance rules of the NYSE, provided that we disclose which requirements we are not following and the equivalent Israeli requirement. As a result, we are exempt from, among other things, the rules prescribing the furnishing and contents of proxy statements. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit and recovery provisions under Section 16 of the Exchange Act. They are, however, subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.
In addition, as a “foreign private issuer”, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers whose securities are registered under the Exchange Act.
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

Under our amended and restated articles of association, the number of directors on our board of directors shall be no less than three and no more than eleven, divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of their current term of office will be for a further term of office that expires on the third annual general meeting following such election or re-election. Therefore, each year the term of office of only one class of directors will expire.
Our directors are divided among the three classes as follows:
•the Class I directors are Aaron Mankovski and Erez Shachar, and their terms expire at the annual meeting of shareholders to be held in 2025;
•the Class II directors are Assaf Feldman and Tanzeen Syed, and their terms expire at our annual meeting of shareholders to be held in 2023; and
•the Class III directors are Eido Gal, Eyal Kishon, and Jennifer Ceran, and their terms expire at our annual meeting of shareholders to be held in 2024.
Pursuant to our amended and restated articles of association, our directors are appointed by a simple majority vote of holders of our ordinary shares, participating and voting at an annual general meeting of our shareholders. Holders of our Class A ordinary shares and Class B ordinary shares vote together as a single class on the election of directors, with each Class A ordinary share entitled to one vote per share, and each Class B ordinary share entitled to ten votes per share. However, in the event of a contested election, (i) the method of calculation of the votes and the manner in which the resolutions will be presented to our shareholders at the general meeting shall be determined by our board of directors in its discretion, and (ii) in the event that our board of directors does not or is unable to make a determination on such matter, then the directors will be elected by a plurality of the voting power represented at the general meeting in person or by proxy and voting on the election of directors. Each director will hold office until the annual general meeting of our shareholders for the year in which such director’s term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless such director is removed from office as described below.
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
Chairperson of the Board of Directors
Our amended and restated articles of association provide that the Chairperson of the board of directors is appointed by the members of the board of directors from among them. Under the Companies Law, the chief executive officer of a public company, a relative of the chief executive officer or a person who is subordinated, directly or indirectly, to the chief executive officer, may not serve as the chairperson of the board of directors, and the chairperson of the board of directors, or a relative of the chairperson, may not be vested with authorities of the chief executive officer, or of persons who are subordinated to the chief executive officer, unless approved by a special majority of the company’s shareholders.
The shareholders’ approval can be effective for a period of five years following the IPO, and subsequently, for additional periods of up to three years.
During a special and annual general meeting of our shareholders prior to our IPO, our shareholders approved, by a special majority, the appointment of Mr. Gal as Chairperson of our board of directors in addition to his role as our Chief Executive Officer. Such appointment is valid for an initial term of five years from the closing of our IPO. Following such initial term, each renewal of the appointment of our Chief Executive Officer as Chairperson of the board of directors will be subject to shareholder approval by a special majority, as described above, and will be limited to a three-year term.
Lead Independent Director
For as long as the Chairperson of our board of directors is a member of our management or is otherwise not independent pursuant to the NYSE rules, our board of directors may appoint a Lead Independent Director. The Lead Independent Director responsibilities include:
•presiding over all meetings of the board of directors at which the Chairperson of the Board is not present, including any executive sessions of the independent directors;
•approving board of director meeting schedules and agendas; and
•acting as the liaison between the independent directors and the Chief Executive Officer and Chair of the board of directors.
As Mr. Gal is currently our Chief Executive Officer and Chairperson of the Board of Directors, the members of our board of directors have elected Eyal Kishon to serve as the Lead Independent Director.
External Directors
Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on the NYSE, are required to appoint at least two external directors. Pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including the NYSE, which do not have a “controlling shareholder,” may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors (other than the gender diversification rules under the Companies Law, which requires the appointment of a director from the other gender if, at the time a director is appointed, all members of the board of directors are of the same gender). In accordance with these regulations, we have elected to “opt out” from the Companies Law requirement to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of our board of directors.
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
Committees of our Board of Directors
Our board has three standing committees: an audit committee, a compensation committee and a nominating and governance committee. Each of these committees is governed by a charter that is consistent with applicable SEC and NYSE corporate governance rules and are available on our investor relations website at http://ir.riskified.com. The information contained on our website is not incorporated by reference in this Annual Report.
Audit Committee
Our audit committee consists of Jennifer Ceran, Tanzeen Syed and Erez Shachar. Jennifer Ceran serves as the chairperson of the audit committee.
Companies Law Requirements
Under the Companies Law, the board of directors of a public company must appoint an audit committee.
Listing Requirements
Under the corporate governance rules of the NYSE, we are required to maintain an audit committee consisting of at least three independent directors as such term is defined under the rules of the NYSE, each of whom is financially literate and one of whom has accounting or related financial management expertise.
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
Audit Committee Role
Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee, which are consistent with the Companies Law, the SEC rules and the corporate governance rules of the NYSE and include:
•appointing, compensating, retaining and terminating our independent auditors, subject to ratification by our board of directors, and in the case of retention, to ratification by the shareholders;
•overseeing the work of our independent auditors;
•pre-approving audit and non-audit services to be provided by the independent auditors and related fees and terms;
•overseeing the accounting and financial reporting processes of the Company and audits of our consolidated financial statements and making such reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;
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
Compensation Policy under the Companies Law
In general, under the Companies Law, a public company must have a compensation policy approved by the board of directors (after receiving and considering the recommendations of the compensation committee). In addition, our compensation policy must be approved at least once every three years, first, by our board of directors (upon the recommendation of our compensation committee), and second, by a simple majority of the shares present, in person or by proxy, and voting (excluding abstentions) at a general meeting of shareholders, provided that either:
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
Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee and then the board of directors determine, on the basis of detailed grounds and after again discussing the compensation policy, that approval of the compensation policy, despite the objection of shareholders, is for the benefit of the company.
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
Our compensation policy is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of our executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.
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
Our compensation policy was approved by our board of directors and shareholders and became effective upon the closing of our IPO. Our compensation policy was subsequently amended by our board of directors (after receiving and considering the recommendations of the compensation committee) and shareholders in July 2022. Our compensation policy will remain in effect until August 2, 2026.
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
As of December 31, 2022, Ms. Sharon Cohen, CPA from Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, is acting as our internal auditor.
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
For a description of the approvals required under Israeli law for compensation arrangements of officers and directors, see “Item 6.B. Directors, Senior Management and Employees — Compensation.”
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
D. Employees
As of December 31, 2022, we had 781 employees worldwide, including 288 in research and development (as compared to 768 employees, including 289 in research and development, as of December 31, 2021). Of these employees, 730 are full-time employees and 51 are part-time employees. 548 of our employees are in Israel, 196 are in the United States, 13 are in Shanghai, People’s Republic of China, 5 are in the United Kingdom, and 3 are in Japan. As of December 31, 2022, we also engaged the services of 16 contractors through a third-party professional employer organization in Mexico, Brazil, Germany, Australia, and Singapore.
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
E. Share Ownership
For information regarding the share ownership of directors and officers, see Item 7.A. “Major Shareholders and Related Party Transactions — Major Shareholders.” For information regarding our equity incentive plans, see Item 6.B. “Directors, Senior Management and Employees — Compensation — Equity Incentive Plans.”
F. Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our shares as of January 31, 2023 by:
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
The number of ordinary shares beneficially owned by each entity, person or director is determined in accordance with the SEC rules, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which a person has sole or shared voting power or investment power, or the right to receive economic benefit of ownership, as well as any ordinary shares subject to options, RSUs, warrants or other rights that are currently exercisable or exercisable within 60 days of January 31, 2023.
The percentage of outstanding ordinary shares is computed on the basis of 172,701,328 ordinary shares outstanding as of January 31, 2023, comprised of 103,756,314 Class A ordinary shares outstanding and 68,945,014 Class B ordinary shares outstanding.
Unless otherwise noted below, each shareholder’s address is c/o Riskified Ltd., Europe House, Sderot Sha’ul HaMelech 37, Tel Aviv-Yafo, Israel.

	Class A Ordinary Shares		Class B Ordinary Shares (1)
Name of Beneficial Owner	Number	Percent	Number	Percent	Combined Voting Power (2)
Principal Shareholders
Genesis Partners (3)	10,279,312	9.9%	20,558,624	29.8%	27.2%
General Atlantic RK B.V. (4)	5,324,998	5.1%	10,649,996	15.4%	14.1%
Qumra Capital (5)	3,429,987	3.3%	6,859,974	9.9%	9.1%
Pitango Venture Capital (6)	3,081,912	3.0%	6,163,824	8.9%	8.2%
The Phoenix Holdings Ltd. (7)	3,821,919	3.7%	4,390,524	6.4%	6.0%
Directors and Executive Officers
Eido Gal (8)	4,998,043	4.8%	9,113,300	13.2%	12.2%
Assaf Feldman (9)	4,593,980	4.4%	9,113,300	13.2%	12.1%
Eyal Kishon (10)	10,290,075	9.9%	20,558,624	29.8%	27.2%
Erez Shachar (11)	3,435,723	3.3%	6,859,974	9.9%	9.1%
Aaron Mankovski (12)	10,763	*	—	*	*
Tanzeen Syed (13)	10,763	*	—	*	*
Jennifer Ceran (14)	34,525	*	—	*	*
Aglika Dotcheva (15)	897,258	*	—	*	*
Naama Ofek Arad (16)	553,601	*	—	*	*
Ravi Kumaraswami (17)	—	*	—	*	*
All executive officers and directors as a group (10 persons) (18)	24,824,731	23.9%	45,645,198	66.2%	60.7%

*	Indicates beneficial ownership of less than 1%.
(1)	The Class B ordinary shares are convertible into Class A ordinary shares on a one-for-one basis, subject to customary conversion rate adjustments for share splits, share dividends and reclassifications. Beneficial ownership of Class B ordinary shares reflected in this table has not also been reflected as beneficial ownership of Class A ordinary shares into which such Class B ordinary shares may be converted.
(2)	The percentage under "Combined Voting Power" represents the voting power with respect to all of our Class A and Class B ordinary shares outstanding as of January 31, 2023, voting together as a single class. Holders of our Class A ordinary shares are entitled to one vote per share, and holders of our Class B ordinary shares are entitled to ten votes per share.
(3)	Based solely on information reported on a Schedule 13G on February 9, 2022, Genesis Partners IV L.P. ("Genesis IV") has sole voting power and sole dispositive power over 28,695,225 Class A ordinary shares, which consists of (i) 9,565,075 Class A ordinary shares; and (ii) an additional 19,130,150 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares held by Genesis IV. G.P.R. S.P.V 2 ("GPR") has sole voting power and sole dispositive power over 2,142,711 Class A ordinary shares, which consists of (i) 714,237 Class A ordinary shares; and (ii) an additional 1,428,474 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares that are held by GPR. Genesis Partners IV Management ("Genesis Management") has shared voting power and shared dispositive power over all 30,837,936 Class A ordinary shares held by Genesis IV and GPR by virtue of its principals affiliation with GPR and by being the general partner of Genesis IV. If deemed acquired in contravention of the special tender offer rules under the Companies Law, up to 2,347,313 Class B ordinary shares held by Genesis IV may be deemed dormant (for further information, see Exhibit 2.2 - “Special Tender Offer”). Eyal Kishon, one of our directors, has shared voting power and shared dispositive power over all 30,837,936 ordinary shares held by Genesis IV and GPR by virtue of serving as the managing partner of Genesis Management. The business address of Genesis IV, GPR, Genesis Management and Eyal Kishon is 13 Basel Street, Herzliya, 4666013, Israel.

(4)	Based solely on information reported on a Schedule 13G on February 11, 2022, General Atlantic RK B.V. ("GA RK") has shared voting and dispositive power over 15,974,994 Class A ordinary shares, which consists of 5,324,998 Class A ordinary shares and 10,649,996 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares held of record by GA RK.GA RK is a wholly owned subsidiary of General Atlantic Coöperatief U.A. ("GA Coop UA"). The members that share beneficial ownership of the shares held by GA RK through GA Coop UA are the following General Atlantic investment funds (the “GA Funds”): General Atlantic Partners (Bermuda IV, L.P. (“GAP Bermuda IV”), General Atlantic Partners (Bermuda) EU, L.P. (“GAP Bermuda EU”) and General Atlantic Coöperatief, L.P. (“GA Coop LP”). The general partner of GAP Bermuda IV and GAP Bermuda EU is General Atlantic GenPar (Bermuda), L.P. (“GenPar Bermuda”). GAP (Bermuda) Limited (“GAP Bermuda”) is the general partner of GenPar Bermuda and GA Coop LP. There are nine members of the Management Committee of GAP Bermuda (the “GA Management Committee”). GAP Bermuda, GenPar Bermuda, and the GA Funds (collectively, the “GA Group” are a “group” within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended. The business address of the foregoing General Atlantic Entities (other than GA Coop UA) is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The mailing address of GA Coop UA is Raamplein 1, 106 XK, Amsterdam, The Netherlands. Each of the members of the GA Management Committee disclaims ownership of all such shares except to the extent that he has a pecuniary interest therein. Tanzeen Syed, one of our directors, is a Managing Director at GA RK, which manages funds that collectively own the Class A ordinary shares and Class B ordinary shares.
(5)	Based solely on information reported on a Schedule 13G on February 14, 2022, Qumra Capital I, L.P ("Qumra Capital LP") has sole voting and dispositive power over 6,431,211 Class A ordinary shares, which consists of (i) 2,143,737 Class A ordinary shares; and (ii) an additional 4,287,474 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held by Qumra Capital LP. Qumra Capital I Continuation Fund, L.P. ("Qumra Continuation LP") has sole voting and dispositive power over 3,858,750 Class A ordinary shares, which consists of (i) 1,286,250 Class A ordinary shares; and (ii) an additional 2,572,500 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held by Qumra Continuation LP. Qumra Capital GP I, L.P. ("Qumra Capital GP"), Qumra Capital Israel I Ltd. ("Qumra Capital GP"), Erez Shachar ("Erez Shachar") and Boaz Dinte ("Boaz Dinte") each share voting and dispositive power over 10,289,961 Class A ordinary shares, which consists of (i) 3,429,987 Class A ordinary shares; and (ii) an additional 6,859,974 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held by Qumra Capital LP and Qumra Continuation LP. Qumra Capital Serves as the general partner for each of Qumra Capital LP and Qumra Continuation LP. Qumra Capital GP serves as the general partner for Qumra Capital GP. Erez Shachar, one of our directors, and Boaz Dinte each hold indirectly 50% of the outstanding equity interests of Qumra Capital GP and, therefore, possess ultimate shared voting and investment authority with respect to all ordinary shares beneficially owned by the Qumra entities. The business address of each Qumra entity and reporting individual is c/o Qumra Capital, 4 Haneviim St., Tel-Aviv, Israel.
(6)	Based solely on information reported on a Schedule 13G on February 14, 2022, Pitango Growth Fund I, L.P. has sole voting and dispositive power over 9,063,825 Class A ordinary shares, which consists of (i) 3,021,275 Class A ordinary shares; and (ii) an additional 6,042,550 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held by Pitango Growth Fund I, L.P. Pitango Growth Principals Fund I, L.P. has sole voting and dispositive power over 181,911 Class A ordinary shares, which consists of (i) 60,637 Class A ordinary shares and (ii) an additional 121,274 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held, in the aggregate, by, Pitango Growth Fund I, L.P. and Pitango Growth Principals Fund I, L.P., Pitango G.E. Fund I, L.P. has shared voting and dispositive power over 9,245,736 Class A ordinary shares, which consists of 3,081,912 Class A ordinary shares; and (ii) an additional 6,163,824 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held in the aggregate, by Pitango Growth Fund I, L.P. and Pitango Growth Principals Fund I, L.P., for each of which Pitango G.E. Fund I, L.P. serves as the sole general partner. The partners of Pitango G.E. Fund I, L.P. are one individual and eight private companies that are each owned by one of the following individuals - Rami Beracha, Ayal Itzkovitz, Eyal Niv, Ittai Harel, Rami Kalish, Aaron Mankovski, one of our directors, Chemi Peres and Zeev Binman (the "Pitango Principals"). The Pitango Principals may therefore be deemed to possess shared voting and dispositive power with respect to all Class A ordinary shares and Class B ordinary shares held by the Pitango entities. The business address of each Pitango entity is 11 HaMenofim St., Building B, Herzliya, 4672562, Israel.
(7)	Based on information reported on a Schedule 13G filed on February 14, 2023 and information known to the Company as of January 31, 2023, The Phoenix Holdings Ltd. ("Phoenix Holdings") has shared voting and dispositive power over 8,212,443 Class A ordinary shares, which consists of (i) 3,821,919 Class A ordinary shares; and (ii) 4,390,524 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares. The Class A ordinary shares reported by Phoenix Holdings are beneficially owned by various direct and indirect, majority or wholly-owned subsidiaries of Phoenix Holdings (the "Subsidiaries"). The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The business address of Phoenix Holdings is Derech Hashalon 53, Givataim, 53454, Israel.
(8)
Represents for Mr. Gal, (a) 4,893,866 Class A ordinary shares, and 9,113,300 Class B ordinary shares held directly by Mr. Gal that are convertible, on a one-for-one basis, into Class A ordinary shares at his election within 60 days of January 31, 2023, and (b) 104,177 Class A ordinary shares underlying RSUs that will vest within 60 days of January 31, 2023, but excluding 399,344 Class A ordinary shares underlying tranche 1 of the Multi-Year Award, for which the vesting eligibility date occurred on July 29, 2022 and is therefore eligible to vest upon the satisfaction of the applicable share price target. For further information related to the Multi-Year Award, see Item 6.B. “Directors, Senior Management and Employees - Compensation."

(9)	Represents for Mr. Feldman, (a) 4,541,891 Class A ordinary shares, and 9,113,300 Class B ordinary shares, which consists of (i) 1,352,341 Class A ordinary shares and 2,734,200 Class B ordinary shares, that are convertible, on a one-for-one basis, into Class A ordinary shares at his election within 60 days of January 31, 2023, held directly by Mr. Feldman, and (ii) 3,189,550 Class A ordinary shares, and 6,379,100 Class B ordinary shares, that are convertible, on a one-for-one basis, into Class A ordinary shares at his election within 60 days of January 31, 2023 held by Sundance NYC Holdings LLC, and (b) 52,089 Class A ordinary shares underlying RSUs that will vest within 60 days of January 31, 2023. Mr. Feldman is the manager of Sundance NYC Holdings LLC, and as such, may be deemed to share beneficial ownership over the securities held of record by Sundance NYC Holdings LLC.
(10)	Represents for Mr. Kishon, (i) 10,763 Class A ordinary shares held directly by Mr. Kishon; and (ii) 30,837,936 ordinary shares held by Genesis IV and GPR identified in footnote (3) above by virtue of serving as the Managing Partner of Genesis Management, which manages funds that collectively own such Class A ordinary shares and Class B ordinary shares. Mr. Kishon disclaims beneficial ownership of the ordinary shares held by Genesis Partners, except to the extent of his pecuniary interest, if any, in such ordinary shares.
(11)	Represents for Mr. Shachar, (i) 5,736 Class A ordinary shares held directly by Mr. Shachar; and (ii) 10,289,961 ordinary shares held by Qumra Capital identified in footnote (5) above by virtue of serving as a Managing Partner at Qumra Capital, which manages funds that collectively own such Class A ordinary shares and Class B ordinary shares. Mr. Shachar disclaims beneficial ownership of the ordinary shares held by Qumra Capital, except to the extent of his pecuniary interest, if any, in such ordinary shares.
(12)	Represents for Mr. Mankovski, 10,763 Class A ordinary shares held directly by Mr. Mankovski and does not include the Class A ordinary shares and Class B ordinary shares held by the Pitango entities identified in footnote (6) above. Mr. Mankovski is a Managing Partner at Pitango Venture Capital, which manages funds that collectively own Class A ordinary shares and Class B ordinary shares.
(13)	Represents for Mr. Syed, 10,763 Class A ordinary shares held directly by Mr. Syed and does not include the Class A ordinary shares and Class B ordinary shares held of record by GA RK identified in footnote (4) above. Mr. Syed is a Managing Director at GA RK., which manages funds that collectively own such Class A ordinary shares and Class B ordinary shares.
(14)	Represents for Ms. Ceran, (a) 28,025 Class A ordinary shares held directly by Ms. Ceran, and (b) 6,500 Class A ordinary shares underlying RSUs that will vest within 60 days of January 31, 2023.

(15)	Represents for Ms. Dotcheva, (a) 232,629 Class A ordinary shares held directly by Ms. Dotcheva, and (b) 664,629 Class A ordinary shares underlying options and RSUs that are currently vested and exercisable or that vest and become exercisable within 60 days of January 31, 2023.
(16)	Represents for Ms. Ofek Arad, (a) 96,314 Class A ordinary shares held directly by Ms. Ofek Arad, and (b) 457,287 Class A ordinary shares underlying options and RSUs that are currently vested and exercisable or that will vest and become exercisable within 60 days of January 31, 2023.
(17)	Mr. Kumaraswami commenced employment as the Company’s President of Worldwide Field Operations, effective as of May 16, 2022.
(18)	Includes 1,278,182 Class A ordinary shares underlying options and RSUs that are currently vested and exercisable or that will vest and become exercisable within 60 days of January 31, 2023.
Registered Holders
As of January 31, 2023, our Class A ordinary shares were held by 18 record holders, including Cede & Co., the nominee of The Depository Trust Company, and our Class B ordinary shares were held by 17 record holders. Based on a review of the information provided to us by our transfer agent, (a) 7 record holders, including Cede & Co., holding approximately 78.0% of our outstanding Class A ordinary shares held of record, were residents of the United States, and (b) 5 record holders, holding approximately 27.4% of our outstanding Class B ordinary shares held of record, were residents of the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.
Significant Changes in Ownership
To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder during the past three years.
Voting Rights
Neither our major shareholders nor our directors and executive officers have different or special voting rights with respect to their ordinary shares, except that each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is be entitled to ten votes per share. For additional information about our dual class structure, see Exhibit 2.2 to this Annual Report.
Change in Control Arrangements
We are not aware of any arrangement that may at a subsequent date, result in a change of control of the Company.
B. Related Party Transactions
Our policy is to enter into transactions with related parties on terms that, on the whole, are no more or less favorable than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred. The following includes, among other information, a description of related party transactions, including any presently proposed transactions, as defined under Item 7.B of Form 20-F, since January 1, 2022.
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
Form F-3 Demand Rights
The holders of at least 15% of the registrable securities then outstanding can make a request that we register their shares on Form F-3 if we are qualified to file a registration statement on Form F-3 and if the offering price, after payment of the underwriting discount and commissions, would equal or exceed $3,000,000. We will not be required to effect more than two registrations on Form F-3 within any 12-month period. We have the right to defer such registration under certain circumstances.
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
The provisions of certain of our executive officers’ employment agreements contain termination or change of control provisions. With respect to certain executive officers, either we or the executive officer may terminate his or her employment by giving advance written notice to the other party ranging from zero to three months. We may also terminate an executive officer’s employment agreement for cause (as defined in the applicable employment agreement). We describe the arrangements with our executive officers under Item 6.B. “Directors, Senior Management and Employees — Compensation.”
Awards. Since our inception, we have granted options to purchase our ordinary shares and/or RSUs to our employees and the board of directors. We describe our equity incentive plans under Item 6.B. “Directors, Senior Management and Employees — Compensation.”
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
In conjunction with the SaaS Agreement, we issued a warrant to Wayfair to purchase up to 499,500 Class A ordinary shares at an exercise price of $0.007 per share, after giving effect to the Recapitalization (as defined in Note 2 to our audited consolidated financial statements included in Item 18 of this Annual Report). The warrant vests annually, in equal amounts, over a five-year period commencing on the effective date of the SaaS Agreement. Vesting during the first three years is contingent on the SaaS Agreement being in full force and effect in accordance with its terms and Wayfair not being in default or material breach under the terms of the SaaS Agreement, which includes Wayfair complying with certain volume commitments. Vesting during the last two years is contingent upon the vesting conditions being met during the first three years. As of December 31, 2022, 99,900 Class A ordinary shares issuable to Wayfair upon exercise of the warrant had vested and were therefore, exercisable.
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
ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
Consolidated Financial Statements
    See Item 18. “Financial Statements.”

Legal and Arbitration Proceedings
From time to time, we are involved in claims and legal proceedings related to claims incidental to or arising from our operations.
In May 2022, a putative securities class action complaint was filed in federal court in the United States by certain of our shareholders against us, certain of our current and former officers and directors, and our underwriters alleging violations of the Securities Act in connection with our IPO-related disclosures, and seeking unspecified damages. The lawsuit is captioned In re Riskified Ltd. Securities Litigation, 22 Civ. 3545 (DLC) (S.D.N.Y.). Plaintiffs filed an amended complaint on September 15, 2022. We moved to dismiss the amended complaint on October 28, 2022, and in response, on November 28, 2022, plaintiffs filed a second amended complaint. We moved to dismiss the second amended complaint on January 20, 2023. Plaintiffs filed a brief opposing our motion to dismiss on February 21, 2023, and briefing on the motion remains ongoing. We believe the lawsuit is without merit and intend to defend the case vigorously. As of the date hereof, we are unable to estimate a range of loss, if any, that could result were there to be an adverse final decision in this case and an estimated liability has not been recorded in our financial statements.
Except as set forth above, we are not currently a party to any legal proceedings that, if determined adversely to us, would, in our opinion, likely have a significant effect on our financial position or profitability.
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
For the years ended December 31, 2022, December 31, 2021 and December 31, 2020, we did not pay any dividends.
The Companies Law imposes restrictions on our ability to declare and pay dividends.
Payment of dividends may be subject to Israeli withholding taxes. See Item 10.E “Taxation — Israeli Tax Considerations” for additional information.
B. Significant Changes
None.
ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
Our Class A ordinary shares commenced trading on the NYSE on July 29, 2021 under the symbol “RSKD.” Prior to this, no public market existed for our Class A ordinary shares. Our Class B ordinary shares are neither listed nor publicly traded.
B. Plan of Distribution
Not applicable.
C. Markets
See “— Offer and Listing Details” above.

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
C. Material Contracts
Except as otherwise disclosed in this Annual Report (including the Exhibits), we are not currently, nor have we been for the two years immediately preceding the date of this Annual Report, party to any material contract, other than contracts entered into in the ordinary course of business:
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
•Amended and Restated Compensation Policy for Executive Officers and Directors. See Item 6, “Directors, Senior Management and Employees” for more information about this document.
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
Israeli Tax Considerations
The following is a brief summary of the material Israeli tax laws applicable to us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our Class A ordinary shares purchased or held by investors. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel, traders in securities, not for profit organizations, pension funds and other exempt institutional investors, partnerships and other transparent entities, individuals under the tax regime for “new immigrants” or “returning residents” and other taxpayers who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.
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
From time to time we may apply to the Israel Innovation Authority for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such approval will be granted.
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
The Investment Law has been amended several times over the recent years, with the most significant changes which may be relevant to us effective as of January 1, 2011, or the 2011 Amendment, and as of January 1, 2017, or the 2017 Amendment. The 2011 Amendment introduced new benefits instead of the benefits granted in accordance with the provisions of the Investment Law prior to the 2011 Amendment. However, generally speaking, companies entitled to benefits under the Investment Law as in effect up to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and elect the benefits of the 2011 Amendment. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.
The Preferred Enterprise Regime - The 2011 Amendment
The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such terms are defined in the Investment Law) as of January 1, 2011.
From 2017, and thereafter, the corporate tax rate for a Preferred Enterprise which is located in development zone A is 7.5%, while the reduced corporate tax rate for Preferred Enterprises located in other areas is 16%. Income derived by a ‘Special Preferred Enterprise’ (as such term is defined in the Investment Law) may be entitled to further reduced rates.
Dividends paid to shareholders out of preferred income attributed to a Preferred Enterprise are generally subject to withholding tax at source at a rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for the reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, the aforesaid will apply).
The New Technological Enterprise Incentives Regime—the 2017 Amendment
The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The incentives regime will apply to “Preferred Technology Enterprises,” or PTE, that meet certain conditions, including: (1) the R&D expenses in the three years preceding the tax year were on average at least 7% out of the company’s turnover, or exceeded NIS 75 million for a year; and (2) one of the following: (a) at least 20% of the workforce (or at least 200 employees) are employees whose full salary has been paid and reported in the company’s financial statements as R&D; (b) a venture capital fund invested at least NIS 8 million in the company and the company did not change its line of business subsequent to such investment; (c) growth in turnover by an average of 25% or more over the three years preceding the tax year, provided that the turnover was at least NIS 10 million, in the tax year and in each of the preceding three years; or (d) growth in workforce by an average of 25% or more over the three years preceding the tax year, provided that the company employed at least 50 employees, in the tax year and in each of the preceding three years.
A “Special Preferred Technology Enterprise” is an enterprise that meets conditions 1 and 2 in the preceding paragraph, and in addition has total annual consolidated revenues above NIS 10 billion.
PTE will be subject to a reduced corporate tax rate of 12% on its income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone A. These corporate tax rates shall apply only with respect to the portion of income attributed to the intellectual property developed in Israel. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefited Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefited Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the Israel Innovation Authority (previously known as the Israeli Office of the Chief Scientist), or IIA. Special Preferred Technology Enterprises will be subject to 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by the Special Preferred Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. A Special Preferred Technology Enterprise that acquires Benefited Intangible Assets from a foreign company for more than NIS 500 million, will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.
Dividends distributed to Israeli shareholders by a PTE or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders - subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20% or such lower rate as may be provided in an applicable tax treaty). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, the aforesaid will apply). If such dividends are distributed to a parent non-Israeli company holding, solely or together with other non-Israeli companies, at least 90% of the shares of the distributing company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).
Currently, the Company has not exhausted the tax benefits that it might be eligible for as a Preferred Technology Enterprise or a Special Preferred Technology Enterprise under the 2017 Amendment.
Taxation of our Shareholders
Capital Gains Taxes
Israeli capital gains tax is imposed on the disposition of capital assets by an Israeli resident and on the disposition of such assets by a non-Israeli resident if those assets are either (i) located in Israel, (ii) shares or a right to shares in an Israeli resident corporation or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption applies or a tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli tax law distinguishes between “Real Capital Gain” and “Inflationary Surplus.” Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase in the relevant asset’s price that is attributable to the increase in the Israeli Consumer Price Index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus with respect to our shares purchased after being listed is currently not subject to tax in Israel. Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus. Generally, Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at their marginal rates and capped at the rate of 25%. However, if the shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12- month period, the tax on such gain will be capped at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis based on a contract, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (in 2022 and 2023).
Individual and non-corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income - 23% for corporations in 2022 and 2023 and a marginal tax rate of up to 47% for an individual in 2022 and 2023 unless the benefiting provisions of an applicable treaty applies.
A non-Israeli resident who derives capital gains from the sale of shares of an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will generally be exempt from Israeli capital gains tax so long as the capital gain is not in a permanent establishment that the non-Israeli resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents (i) have a controlling interest of more than 25% in any of the means of control of such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.
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
Taxation on Receipt of Dividends
Israeli residents who are individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, or 30% if the recipient of such dividend is a “substantial shareholder” at the time of distribution or at any time during the preceding 12-month period. However, dividends distributed from taxable income accrued from a Preferred Enterprise or a Preferred Technology Enterprise to Israeli individuals are subject to withholding tax at the rate of 20%. However, if such dividends are distributed to an Israeli company, no withholding tax is imposed (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% will apply, or such lower rate as may be provided in an applicable tax treaty, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). An average rate will be set in case the dividend is distributed from mixed types of income (regular and preferred income).
Israeli resident corporations are generally exempt from Israeli corporate tax for dividends paid on shares of Israeli resident corporations to the extent such dividend is derived from income which was subject to the regular income tax rates.
Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in an applicable tax treaty between Israel and the shareholder’s country of residence. However, if the shareholder is considered a “substantial shareholder” at the time of receiving the dividend or at any time during the preceding 12-month period, the applicable tax rate will be 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not). Dividends distributed from income attributed to a Preferred Enterprise or Technology Preferred Enterprise are subject to a reduced tax rate of 20% and the withholding from the payment to non-Israeli residents may be reduced to 20% subject to a withholding tax certificate from the Israeli tax authority providing so.
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
Surtax
Subject to the provisions of an applicable tax treaty, individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on its annual income from all sources (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 663,240 for 2022 (NIS 698,280 for 2023), which amount is linked to the annual change in the Israeli consumer price index.
Estate and Gift Tax
Israeli law presently does not impose estate or gift taxes.

U.S. Federal Income Tax Considerations
The following summary describes certain United States federal income tax considerations generally applicable to United States Holders (as defined below) of our Class A ordinary shares. This summary deals only with our Class A ordinary shares held as capital assets within the meaning of Section 1221 of the Code. This summary also does not address the tax consequences that may be relevant to holders in special tax situations including, without limitation, dealers in securities, traders that elect to use a mark-to-market method of accounting, holders that own our Class A ordinary shares as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment, banks or other financial institutions, individual retirement accounts and other tax-deferred accounts, insurance companies, tax-exempt organizations, United States expatriates, holders whose functional currency is not the U.S. dollar, holders subject to any alternative minimum tax, holders that acquired our Class A ordinary shares in a compensatory transaction, holders which are entities or arrangements treated as partnerships for United States federal income tax purposes or holders that actually or constructively through attribution own 10% or more of the total voting power or value of our outstanding shares.
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
Dividends
Although we do not anticipate paying any dividends in the foreseeable future, as described in “Dividend Policy” above, if we do make any distributions, subject to the discussion below under “—Passive Foreign Investment Company,” the amount of dividends paid to a United States Holder with respect to our Class A ordinary shares before reduction for any Israeli taxes withheld therefrom generally will be included in the United States Holder’s gross income as ordinary income from foreign sources to the extent paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of earnings and profits will be treated as a non-

taxable return of capital to the extent of the United States Holder’s tax basis in those Class A ordinary shares and thereafter as capital gains. However, we do not intend to calculate our earnings and profits under United States federal income tax principles. Therefore, United States Holders should expect to treat a distribution as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.
Foreign withholding tax (if any) paid on dividends on our Class A ordinary shares at the rate applicable to a United States Holder (taking into account any applicable income tax treaty) may, subject to limitations and conditions, be treated as foreign income tax eligible for credit against such holder’s United States federal income tax liability or, at such holder’s election, eligible for deduction in computing such holder’s United States federal taxable income. Pursuant to applicable United States Treasury regulations, however, if a United States Holder is not eligible for the benefits of an applicable income tax treaty or does not elect to apply such tax treaty, then such holder may not be able to claim a foreign tax credit arising from any foreign tax imposed on a distribution on our Class A ordinary shares, depending on the nature of such foreign tax. Dividends paid on our Class A ordinary shares generally will constitute “foreign source income” and “passive category income” for purposes of the foreign tax credit. However, if we are a “United States-owned foreign corporation,” solely for foreign tax credit purposes, a portion of the dividends allocable to our United States source earnings and profits may be re-characterized as United States source. A “United States-owned foreign corporation” is any foreign corporation in which United States persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. In general, United States-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States are excepted from these rules. If we are treated as a “United States-owned foreign corporation,” and if 10% or more of our earnings and profits are attributable to sources within the United States, a portion of the dividends paid on the Class A ordinary shares allocable to our United States source earnings and profits will be treated as United States source, and, as such, the ability of a United States Holder to claim a foreign tax credit for any Israeli withholding taxes payable in respect of our dividends may be limited. The rules governing the treatment of foreign taxes imposed on a United States Holder and foreign tax credits are complex, and United States Holders should consult their tax advisors about the impact of these rules in their particular situations, including their eligibility for benefits under an applicable income tax treaty and the potential impact of the applicable United States Treasury regulations.
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
Disposition of Class A Ordinary Shares
Subject to the discussion below under “—Passive Foreign Investment Company,” a United States Holder generally will recognize capital gains or loss for United States federal income tax purposes on the sale or other taxable disposition of our Class A ordinary shares equal to the difference, if any, between the amount realized and the United States Holder’s tax basis in those Class A ordinary shares. If any Israeli tax is imposed on the sale, exchange or other disposition of our Class A ordinary shares, a United States Holder’s amount realized will include the gross amount of the proceeds before deduction of the

Israeli tax. In general, capital gains recognized by a non-corporate United States Holder, including an individual, are subject to a lower rate under current law if such United States Holder held shares for more than one year. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as United States source income or loss for purposes of the foreign tax credit. A United States Holder’s tax basis in shares generally will equal the cost of such shares. Because gain for the sale or other taxable disposition of our Class A ordinary shares will be treated as United States source income, and United States Holders may use foreign tax credits against only the portion of United States federal income tax liability that is attributed to foreign source income in the same category, United States Holders’ ability to utilize a foreign tax credit with respect to the Israeli tax imposed on any such sale or other taxable disposition, if any, may be significantly limited. In addition, if a United States Holder is eligible for the benefit of the income tax convention between the United States and the State of Israel and pays Israeli tax in excess of the amount applicable to the United States Holder under such convention or if the Israeli tax paid is refundable, the United States Holder will not be able to claim any foreign tax credit or deduction with respect to such excess portion of the Israeli tax paid or the amount of the Israeli tax refunded. In addition, pursuant to applicable United States Treasury regulations, if a United States Holder is not eligible for the benefits of an applicable income tax treaty or does not elect to apply such tax treaty, then such holder may not be able to claim a foreign tax credit arising from any foreign tax imposed on the disposition of our Class A ordinary shares, depending on the nature of such foreign tax. The rules governing the treatment of foreign taxes imposed on a United States Holder and foreign tax credits are complex, and United States Holders should consult their tax advisors as to whether the Israeli tax on gains may be creditable or deductible in light of their particular circumstances, including their eligibility for benefits under an applicable treaty and the potential impact of applicable United States Treasury regulations.
Passive Foreign Investment Company
We would be classified as a PFIC for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Code) (the “income test”); or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of the income and asset tests, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. The legislative history of the relevant Code provisions indicates that the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities for purposes of the asset test, and publicly-traded foreign corporations often employ such market capitalization method to value their assets. However, the IRS has not issued guidance conclusively addressing how to value a publicly-traded foreign corporation’s assets for PFIC purposes. The trading value of our Class A ordinary shares has in the past, and is likely to continue to fluctuate. In particular, the market price of the shares of U.S. listed technology companies (including us) has been especially volatile in recent years. In addition, we have a dual class share structure that has the effect of concentrating voting power in our Class B ordinary shares, which are not publicly traded. Our Class A ordinary shares, which are publicly traded, represent less than 20% of the voting power of all our outstanding shares. In certain circumstances, including under volatile market conditions and considering the percentage of voting power represented by our publicly-traded Class A ordinary shares, we believe it may be appropriate to employ alternative methods to determine the value of our assets other than the market capitalization method. After considering the total value of our assets determined under an alternative valuation method that takes into account a control premium, we believe that we were not a PFIC for the taxable year ended December 31, 2022. However, if the market capitalization method were determined to be the only appropriate method of valuing our assets, we may well be treated as a PFIC for the taxable year ended December 31, 2022. Therefore, there can be no certainty that the IRS will not challenge such a position and determine that based on the IRS’s interpretation of the asset test, we were a PFIC for the taxable year ended December 31, 2022. In addition, PFIC status is a factual determination that must be made annually after the close of each taxable year. The trading value of our Class A ordinary shares is likely to continue to fluctuate while the market price of the shares of U.S. listed technology companies continues to be volatile, which may affect the determination of whether we will be considered a PFIC. As our market capitalization and the composition of our income, assets, and operations are subject to change, we cannot assure you that we will not be considered a PFIC for any taxable year. It is possible that the IRS may take a contrary position with respect to our determination in any particular year. Certain adverse U.S. federal income tax consequences could apply to a United States Holder if we are treated as a PFIC for any taxable year during which such United States Holder holds our Class A ordinary shares. Under the PFIC rules, if we were considered a PFIC at any time that a United States Holder holds our Class A ordinary shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC, and (ii) the United States Holder has made a “deemed sale” election under the PFIC rules.
If we are a PFIC for any taxable year that a United States Holder holds our Class A ordinary shares, unless the United States Holder makes certain elections, any gain recognized by the United States Holder on a sale or other disposition of our Class A ordinary shares would be allocated pro-rata over the United States Holder’s holding period for the Class A ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or the highest rate in effect for corporations, as appropriate, for that taxable year, and an interest charge would be imposed. Further, to the extent that any distribution received by a United States Holder on our Class A ordinary shares exceeds 125% of the average of the annual distributions on the Class A ordinary shares received during the preceding three years or the United States Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain on the sale or other disposition of our Class A ordinary shares if we were a PFIC, described above. If we are treated as a PFIC with respect to a United States Holder for any taxable year, the United States Holder will be deemed to own equity in any of the entities in which we hold equity that also are PFICs. Certain elections may be available that would result in alternative treatments of the Class A ordinary shares.
If we are a PFIC for any taxable year during which a United States Holder holds our Class A ordinary shares, then in lieu of being subject to the tax and interest charge rules discussed above, the United States Holder may make an election to include gain on the Class A ordinary shares as ordinary income under a mark-to-market method, provided that such Class A ordinary shares are “marketable.” The Class A ordinary shares will be marketable if they are “regularly traded” on a qualified exchange or other market, as defined in applicable United States Treasury regulations, such as the NYSE. For these purposes, our Class A ordinary shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.
If a United States Holder makes an effective mark-to-market election, in each year that we are a PFIC, the United States Holder will include in ordinary income the excess of the fair market value of its Class A ordinary shares at the end of the year over its adjusted tax basis in the Class A ordinary shares. A United States Holder will be entitled to deduct as an ordinary loss in each such year the excess of its adjusted tax basis in the Class A ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a United States Holder makes an effective mark-to-market election, in each year that we are a PFIC, any gain that it recognizes upon the sale or other disposition of its Class A ordinary shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

A United States Holder’s adjusted tax basis in our Class A ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules discussed above. If a United States Holder makes an effective mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the Class A ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. United States Holders should consult their tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances.
In addition, a timely election to treat us as a qualified electing fund under the Code would result in an alternative treatment. However, we do not intend to prepare or provide the information that would enable United States Holders to make a qualified electing fund election.
If we are considered a PFIC, a United States Holder also will be subject to annual information reporting requirements. We are not providing any U.S. tax opinion to any United States Holder concerning our potential PFIC status, and United States Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in the Class A ordinary shares.
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

As a “foreign private issuer,” we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within four months after the end of each subsequent fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm. We also intend to furnish certain other material information to the SEC under cover of Form 6-K.
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
I.Subsidiary Information
Not applicable.
J. Annual Report to Security Holders
Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to a number of risks arising from our normal business activities. These risks principally involve the possibility of foreign currency exchange risk that may result in unfavorable foreign currency translation adjustments, foreign currency transaction gains and losses, and changes in interest rates that may adversely affect the value of our financial assets and liabilities or future cash flows and earnings. The following provides qualitative and quantitative information regarding these risks.
Foreign Currency Exchange Risk
The U.S. dollar is our functional currency and the functional currency of a majority of our subsidiaries. Our revenue is largely denominated in U.S. dollars, however an increasing portion of our revenue are denominated in foreign currencies, in particular the Euro ("EUR"). Additionally, a significant portion of our operating costs in Israel, consisting principally of compensation and benefits related costs, and overhead costs, are denominated in New Israeli Shekel (“NIS”). This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the EUR and NIS, respectively.
Furthermore, we anticipate that a material portion of our expenses will continue to be denominated in NIS, and an increasing portion of our revenue will be denominated in EUR and other foreign currencies. To reduce the impact of foreign exchange risks associated with forecasted future cash flows and the volatility in our consolidated statements of operations, we have established a hedging program. We utilize foreign currency contracts, primarily forward and option contracts, with financial institutions to protect against foreign currency exchange risks, mainly the exposure to changes in the exchange rate of the EUR and NIS against the U.S. dollar that are associated with future cash flows denominated in EUR and NIS. We do not enter into derivative instruments for trading or speculative purposes. We account for our derivative instruments as either assets or liabilities and carry them at fair value in the consolidated balance sheets. The accounting for changes in the fair value of the derivative depends on the intended use of the derivative and the resulting designation. Our hedging program reduces but does not eliminate the impact of currency exchange rate movements. We may in the future enter into other derivative financial instruments if it is determined that such hedging activities are appropriate to further reduce our foreign currency exchange risk. The effect of a hypothetical 10% change in foreign currency exchange rates would have impacted our results of operations by $11.8 million, $9.7 million, and $2.1 million for the years ended December 31, 2022, 2021, and 2020, respectively.
Interest Rate Risk
We had cash, cash equivalents, and short-term deposits of $475.7 million and $503.3 million as of December 31, 2022 and 2021, respectively. Cash and cash equivalents consist of cash in banks and bank deposits. Short-term deposits consist of bank deposits with original maturities between 4 and 12 months and that mature within 12 months of the balance sheet date. In addition, we had $2.3 million and $7.0 million of restricted cash as of December 31, 2022 and 2021, respectively, that primarily consists of cash deposits to back letters of credit related to certain operating leases. Our cash, cash equivalents, and short-term deposits are held for working capital purposes. Such interest-earning instruments carry a degree of interest rate risk. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash. We do not enter into investments for trading or speculative purposes. We did not have any debt outstanding as of December 31, 2022 and 2021. The effect of a hypothetical 10% change in interest rates would have impacted our interest income by approximately $1.0 million for the year ended December 31, 2022. The impact would have been immaterial for the years ended December 31, 2021 and 2020.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
Use of proceeds
On August 2, 2021, we completed our IPO of 20,125,000 Class A ordinary shares (including 2,625,000 additional Class A ordinary shares pursuant to the exercise of the underwriters’ option to purchase additional Class A ordinary shares), at an initial public offering price of $21.00 per share. The offering consisted of 19,925,000 Class A ordinary shares offered by the company and 200,000 Class A ordinary shares sold by one of our existing shareholders. The Class A ordinary shares offered and sold in the IPO were registered under the Securities Act on our Registration Statement on Form F-1 (File No. 333-257603), which was declared effective by the SEC on July 28, 2021.
The offering did not terminate until after the sale of all 20,125,000 Class A ordinary shares registered on the registration statement. The gross proceeds for the shares registered and sold by us was approximately $418.4 million. We did not receive any proceeds from the sale of Class A ordinary shares by the selling shareholder. Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC acted as representatives of the several underwriters.
The IPO generated net proceeds to us of approximately $392.3 million, net of underwriting discounts and commissions and offering expenses paid by us.
No offering expenses were paid directly or indirectly to any of our directors or officers (or their associates), persons owning 10% or more of our ordinary shares or any other affiliates.

There has been no material change in the expected use of the net proceeds from our IPO as described in our final prospectus filed with the SEC on July 29, 2021 pursuant to Rule 424(b). As of the date of filing of this Annual Report, we have not used all of the net proceeds from the IPO.
ITEM 15. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
We maintain disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2022, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over our financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act). Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2022, our internal control over financial reporting was effective.
Attestation Report of the Registered Public Accounting Firm
This Annual Report does not include an attestation report of our independent registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.
Changes in Internal Control over Financial Reporting
There were no changes in our internal controls over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our Board has determined that Ms. Ceran, Mr. Syed, and Mr. Shachar each satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Ms. Ceran is considered an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act.
ITEM 16B. CODE OF ETHICS
We have adopted a Code of Business Conduct and Ethics that applies to all our employees, officers and directors, including our principal executive officer, principal financial officer, principal accounting officer, controllers and others performing similar functions. Our Code of Business Conduct and Ethics addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the Code of Business Conduct and Ethics, employee misconduct, conflicts of interest or other violations. Our Code of Business Conduct and Ethics is intended to meet the definition of “code of ethics” under Item 16B of Form 20-F under the Exchange Act.
We will disclose on our website any amendment to, or waiver from, a provision of our Code of Business Conduct and Ethics that applies to our directors or executive officers to the extent required under the rules of the SEC or the NYSE. Our Code of Business Conduct and Ethics is available on our website at http://ir.riskified.com. The information contained on or through our website, or any other website referred to herein, is not incorporated by reference in this Annual Report.
We granted no waivers under our Code of Business Conduct and Ethics in fiscal year 2022.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The audited consolidated financial statements of Riskified Ltd. at December 31, 2022 and 2021 and for each of the two years in the period ended December 31, 2022, appearing in this Annual Report have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The current address of Kost Forer Gabbay & Kasierer is 144 Menachem Begin Road, Building A, Tel Aviv 6492101, Israel.
The table below sets out the total amount billed to us by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for services performed in each of the years ended December 31, 2022 and 2021, and breaks down these amounts by category of service:

	Year Ended December 31,
	2022	2021
	(in thousands)
Audit Fees	$600	$530
Audit-Related Fees	—	916
Tax Fees	271	109
All Other Fees	—	—
Total	$871	$1,555
Audit Fees
Audit fees for the years ended December 31, 2022 and 2021 relate to fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC.
Audit-Related Fees
Audit-related fees for the year ended December 31, 2021 relate to services in connection with our IPO. We did not have any audit-related fees for the year ended December 31, 2022.
Tax Fees
Tax fees for the years ended December 31, 2022 and 2021 were related to ongoing tax advisory, tax compliance and tax planning services.
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
We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act) and our Class A ordinary shares are listed on the NYSE. As a “foreign private issuer” we are permitted to comply with Israeli corporate governance practices instead of the corporate governance rules of the NYSE, provided that we disclose which requirements we are not following and the equivalent Israeli requirement.
Because we are a “foreign private issuer,” our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They are, however, subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.
We rely on this “foreign private issuer exemption” with respect to the quorum requirement for shareholder meetings. Whereas under the corporate governance rules of the NYSE, a quorum requires the presence, in person or by proxy, of holders of at least 33⅓% of the total issued outstanding voting power of our shares at each general meeting of shareholders, pursuant to our amended and restated articles of association, and as permitted under the Companies Law, the quorum required for a general meeting of shareholders will consist of at least two shareholders present in person or by proxy in accordance with the Companies Law, who hold or represent at least 33⅓% of the total outstanding voting power of our shares, except if (i) any such general meeting of shareholders was initiated by and convened pursuant to a resolution adopted by the board of directors and (ii) at the time of such general meeting, we qualify to use the forms and rules of a “foreign private issuer,” in which case the requisite quorum will consist of two or more shareholders present in person or by proxy who hold or represent at least 25% of the total outstanding voting power of our shares (and if the meeting is adjourned for a lack of quorum, the quorum for such adjourned meeting will be, subject to certain exceptions, any number of shareholders). We otherwise comply with and intend to continue to comply with the rules generally applicable to U.S. domestic companies listed on the NYSE.
We may in the future, however, decide to use other “foreign private issuer exemptions” with respect to some or all of the other NYSE listing rules. Following our home country governance practices may provide less protection than is accorded to investors under the NYSE listing rules applicable to domestic issuers.
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

ITEM 19. EXHIBITS

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Amended and Restated Articles of Association of Riskified Ltd.	20-F	001-40692	1.1	February 23, 2022
2.1	Specimen Class A ordinary share certificate of the Riskified Ltd.	F-1/A	333-257603	4.1	July 23, 2021
2.2	Description of Securities					*
2.3†	2021 Amended and Restated Investors’ Rights Agreement, dated as of July 18, 2021, by and among the Registrant and the parties named in Schedule A thereto.	F-1	333-257603	4.2	July 19, 2021
2.4†	Series B/C Warrant issued to Kreos	F-1	333-257603	4.3	July 1, 2021
2.5†	Share Purchase Warrant issued to Wayfair LLC, dated as of June 21, 2021, by and between the Registrant and Wayfair LLC	F-1	333-257603	4.5	July 1, 2021
4.1††	Form of Director and Officer Indemnification Agreement	F-1/A	333-257603	10.1	July 19, 2021
4.2††	Amended and Restated 2013 Equity Incentive Plan	F-1	333-257603	10.2	July 1, 2021
4.3††	Amended and Restated U.S. Sub-Plan to the 2013 Equity Incentive Plan	F-1	333-257603	10.3	July 1, 2021
4.4††	2021 Share Incentive Plan	F-1/A	333-257603	10.4	July 19, 2021
4.5††	Amended and Restated Compensation Policy for Executive Officers and Directors					*
4.6††	2021 Employee Share Purchase Plan	F-1/A	333-257603	10.6	July 19, 2021
8.1	List of Subsidiaries					*
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
15.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm					*
101.INS	Inline XBRL Instance Document					*
101.SCH	Inline XBRL Taxonomy Extension Schema Document					*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	*
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document	*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	*
104	Inline XBRL for the cover page of this Annual Report on Form 20-F (embedded within the Inline XBRL document)	*
_________________

*	Filed herewith
**	Furnished herewith
†	Schedules and exhibits to this Exhibit omitted pursuant to Instructions as to Exhibits to Form 20-F. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.
††	Indicates a management contract or compensatory plan or arrangement.
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

RISKIFIED LTD.

February 24, 2023	By:	/s/ Eido Gal
	Name:	Eido Gal
	Title:	Chief Executive Officer

February 24, 2023	By:	/s/ Aglika Dotcheva
	Name:	Aglika Dotcheva
	Title:	Chief Financial Officer

RISKIFIED LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Riskified Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Riskified Ltd. (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive profit (loss), convertible preferred shares and shareholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.
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
Tel-Aviv, Israel
February 24, 2023

RISKIFIED LTD.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As of December 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$188,670	$418,143
Restricted cash	2,347	6,984
Short-term deposits	287,000	85,132
Accounts receivable, net	37,547	35,477
Prepaid expenses and other current assets	14,371	19,338
Total current assets	529,935	565,074
Property and equipment, net	18,586	16,968
Operating lease right-of-use assets	35,158	—
Deferred contract acquisition costs	16,364	11,630
Other assets, noncurrent	8,922	6,962
Total assets	$608,965	$600,634
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$2,110	$228
Accrued compensation and benefits	24,134	24,748
Guarantee obligations	12,361	12,112
Provision for chargebacks, net	11,980	12,020
Operating lease liabilities, current	6,214	—
Accrued expenses and other current liabilities	15,813	13,306
Total current liabilities	72,612	62,414
Operating lease liabilities, noncurrent	31,202	—
Other liabilities, noncurrent	8,734	9,359
Total liabilities	112,548	71,773
Commitments and contingencies (Note 8)
Shareholders’ equity:
Class A ordinary shares, no par value; 900,000,000 shares authorized as of December 31, 2022 and 2021; 102,084,746 and 75,909,531 shares issued and outstanding as of December 31, 2022 and 2021, respectively	—	—
Class B ordinary shares, no par value; 232,500,000 shares authorized as of December 31, 2022 and 2021; 68,945,014 and 88,055,520 shares issued and outstanding as of December 31, 2022 and 2021, respectively	—	—
Additional paid-in capital	848,609	775,249
Accumulated other comprehensive profit (loss)	(1,639)	176
Accumulated deficit	(350,553)	(246,564)
Total shareholders’ equity	496,417	528,861
Total liabilities and shareholders’ equity	$608,965	$600,634
The accompanying notes are an integral part of these consolidated financial statements.

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Year Ended December 31,
	2022	2021	2020

Revenue	$261,247	$229,141	$169,740
Cost of revenue	126,150	106,170	76,916
Gross profit	135,097	122,971	92,824
Operating expenses:
Research and development	72,014	55,301	36,642
Sales and marketing	87,722	70,165	41,137
General and administrative	83,993	52,903	21,853
Total operating expenses	243,729	178,369	99,632
Operating profit (loss)	(108,632)	(55,398)	(6,808)
Interest income (expense), net	10,180	591	145
Other income (expense), net	505	(122,520)	(3,609)
Profit (loss) before income taxes	(97,947)	(177,327)	(10,272)
Provision for (benefit from) income taxes	6,042	1,558	1,075
Net profit (loss)	$(103,989)	$(178,885)	$(11,347)
Net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	$(0.62)	$(2.34)	$(0.81)
Weighted-average shares used in computing net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	167,667,374	76,459,625	14,022,788
The accompanying notes are an integral part of these consolidated financial statements.

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE PROFIT (LOSS)
(in thousands)

	Year Ended December 31,
	2022	2021	2020

Net profit (loss)	$(103,989)	$(178,885)	$(11,347)
Other comprehensive profit (loss), net of tax:
Unrealized gain (loss) on derivative instruments, net	(1,883)	176	—
Foreign currency translation	68	—	—
Other comprehensive profit (loss)	(1,815)	176	—
Comprehensive profit (loss)	$(105,804)	$(178,709)	$(11,347)
The accompanying notes are an integral part of these consolidated financial statements.

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIT)
(in thousands, except share data)

	Convertible Preferred Shares		Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Profit (Loss)	Accumulated Deficit	Total Shareholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2019	26,977,290	105,354	13,704,858	4	—	—	15,727	—	(56,332)	(40,601)
Issuance of Series E convertible preferred shares, net of issuance costs of $1,540 and settlement of tranche rights	2,900,826	54,210	—	—	—	—	—	—	—	—
Issuance of ordinary shares upon exercise of share options	—	—	605,694	(*)	—	—	642	—	—	642
Share-based compensation expense	—	—	—	—	—	—	7,997	—	—	7,997
Net profit (loss)	—	—	—	—	—	—	—	—	(11,347)	(11,347)
Balance as of December 31, 2020	29,878,116	$159,564	14,310,552	$4	—	$—	$24,366	$—	$(67,679)	$(43,309)
Issuance of Series E convertible preferred shares, net of issuance costs of $819 and settlement of tranche rights	1,450,414	50,519	—	—	—	—	—	—	—	—
Issuance of Series E-1 convertible preferred shares upon exercise of Series E-1 convertible preferred share warrants	962,940	6,489	—	—	—	—	—	—	—	—
Reclassification of convertible preferred share warrants upon IPO	—	74,724	—	—	—	—	35,778	—	—	35,778
Conversion of convertible preferred shares into Class A ordinary shares upon IPO	(32,291,470)	(291,296)	32,291,470	—	—	—	291,296	—	—	291,296
Issuance of Class A ordinary shares upon IPO, net of underwriting discounts and commissions and other issuance costs	—	—	19,925,000	—	—	—	386,591	—	—	386,591
Elimination of ordinary share par value and issuance of Class B ordinary shares upon Recapitalization	—	—	—	(4)	94,431,636	—	4	—	—	—
Issuance of ordinary shares upon exercise of share options	—	—	2,381,269	—	625,124	—	2,948	—	—	2,948
Exchange of Class B ordinary shares to Class A ordinary shares	—	—	7,001,240	—	(7,001,240)	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—	—	33,489	—	—	33,489
Ordinary share warrants issued to a customer	—	—	—	—	—	—	777	—	—	777
Other comprehensive profit (loss)	—	—	—	—	—	—	—	176	—	176
Net profit (loss)	—	—	—	—	—	—	—	—	(178,885)	(178,885)
Balance as of December 31, 2021	—	—	75,909,531	—	88,055,520	—	775,249	176	(246,564)	528,861
Issuance of ordinary shares upon exercise of share options	—	—	3,919,606	—	—	—	4,059	—	—	4,059
Issuance of ordinary shares upon vesting of restricted share units	—	—	3,145,103	—	—	—	—	—	—	—
Exchange of Class B ordinary share to Class A ordinary shares	—	—	19,110,506	—	(19,110,506)	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—	—	67,766	—	—	67,766
Ordinary share warrants issued to a customer	—	—	—	—	—	—	1,535	—	—	1,535
Other comprehensive profit (loss)	—	—	—	—	—	—	—	(1,815)	—	(1,815)
Net profit (loss)	—	—	—	—	—	—	—	—	(103,989)	(103,989)
Balance as of December 31, 2022	—	$—	102,084,746	$—	68,945,014	$—	$848,609	$(1,639)	$(350,553)	$496,417

The accompanying notes are an integral part of these consolidated financial statements.

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2022	2021	2020

Cash flows from operating activities:
Net profit (loss)	$(103,989)	$(178,885)	$(11,347)
Adjustments to reconcile net profit (loss) to net cash provided by (used in) operating activities:
Unrealized loss (gain) on foreign currency	(2,875)	382	186
Provision for (benefit from) account receivable allowances	3	268	12
Depreciation and amortization	3,607	1,990	1,360
Amortization of capitalized internal-use software costs	667	446	—
Amortization of deferred contract costs	6,419	4,122	2,175
Remeasurement of convertible preferred share warrant liabilities	—	101,413	3,850
Remeasurement of convertible preferred share tranche rights	—	21,260	1,959
Share-based compensation expense	67,467	33,358	7,945
Non-cash right-of-use asset changes	4,211	—	—
Changes in accrued interest on deposits	(4,613)	—	—
Ordinary share warrants issued to a customer	1,535	777	—
Other	180	(121)	(9)
Changes in operating assets and liabilities:
Accounts receivable	(1,715)	1,440	(12,568)
Deferred contract acquisition costs	(9,707)	(7,744)	(6,462)
Prepaid expenses and other assets	4,026	(15,079)	(3,235)
Accounts payable	1,931	(832)	(3,707)
Accrued compensation and benefits	291	8,398	6,500
Guarantee obligations	249	(333)	3,308
Provision for chargebacks, net	(40)	1,438	4,126
Operating lease liabilities	(2,609)	—	—
Accrued expenses and other liabilities	8,710	7,424	2,787
Net cash provided by (used in) operating activities	(26,252)	(20,278)	(3,120)
Cash flows from investing activities:
Purchases of short-term deposits	(463,750)	(110,000)	(14,000)
Maturities of short-term deposits	261,750	39,063	—
Purchases of property and equipment	(6,126)	(12,254)	(1,507)
Capitalized software development costs	(1,886)	(1,250)	(1,454)
Net cash provided by (used in) investing activities	(210,012)	(84,441)	(16,961)
Cash flows from financing activities:
Proceeds from issuance of convertible preferred shares and warrants, net of issuance costs	—	26,781	53,559
Proceeds from cash exercise of series E-1 convertible preferred share warrants	—	6,489	—
Proceeds from exercise of share options	4,059	2,948	642
Proceeds from initial public offering, net of underwriting discounts and commissions	—	392,273	—
Payments of deferred offering costs	(204)	(5,302)	(176)
Net cash provided by (used in) financing activities	3,855	423,189	54,025
Effects of exchange rates on cash, cash equivalents, and restricted cash	(1,701)	—	—
Net increase (decrease) in cash, cash equivalents, and restricted cash	(234,110)	318,470	33,944
Cash, cash equivalents, and restricted cash—beginning of period	425,127	106,657	72,713
Cash, cash equivalents, and restricted cash—end of period	$191,017	$425,127	$106,657

Supplemental disclosures of cash flow information:
Cash paid for interest	$—	$—	$4
Cash paid for income taxes	$18	$647	$1,176
Cash paid for operating leases, net of incentives received	$4,357	$—	$—
Operating lease liabilities arising from obtaining right-of-use assets	$792	$—	$—

Supplemental disclosures of noncash investing and financing activities:
Purchases of property and equipment during the period included in accounts payable and accrued expenses	$926	$2,042	$184
Share-based compensation capitalized for software development	$299	$131	$52
Software development costs, accrued but not paid	$—	$485	$172
Deferred offering costs accrued but not paid	$—	$204	$369
Settlement of convertible preferred share tranche rights	$—	$23,738	$551
Conversion of convertible preferred shares into Class A ordinary shares upon IPO	$—	$291,296	$—
Reclassification of convertible preferred share warrants upon IPO	$—	$110,502	$—
Elimination of par value upon Recapitalization	$—	$4	$—

Reconciliation of cash, cash equivalents, and restricted cash within the consolidated balance sheets to the amounts shown in the consolidated statements of cash flows above:
Cash and cash equivalents	$188,670	$418,143	$103,609
Restricted cash	2,347	6,984	3,048
Total cash, cash equivalents, and restricted cash	$191,017	$425,127	$106,657
The accompanying notes are an integral part of these consolidated financial statements.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Description of Business
Riskified Ltd., together with its subsidiaries, “Riskified”, “we”, “us”, “our” or the “Company,” was incorporated under the laws of the State of Israel in 2012 and commenced operations in January 2013. We have built a next-generation eCommerce risk intelligence platform that allows our customers—online merchants—to create trusted relationships with their consumers. Our core product, the Chargeback Guarantee, is designed to ensure the legitimacy of our merchants’ online orders by approving or denying these orders with guaranteed performance levels that vary by merchant. We guarantee the outcome of our decisions by assuming the cost of fraud associated with each approval. We drive higher sales and reduce fraud and other operating costs for our merchants and strive to provide superior consumer experiences, as compared to our merchants’ performance prior to onboarding us.
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
Recapitalization
On July 28, 2021, we adopted new Articles of Association (“AoA”), in which, among other things, we implemented, upon the closing of the IPO:
(i) a dual class ordinary share structure pursuant to which we have two classes of ordinary shares: Class A ordinary shares and Class B ordinary shares. The rights of the holders of our Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting, conversion and transfer rights. Class A ordinary shareholders are entitled to one vote per share and Class B ordinary shareholders are entitled to ten votes per share. The dual class ordinary share structure concentrates voting power with our pre-IPO shareholders. Holders of Class A ordinary shares and Class B ordinary shares will vote together as a single class on all matters (including the election of directors) submitted to a vote of our shareholders, unless otherwise required by law or our amended and restated articles of association;
(ii) the elimination of the par value per ordinary share; and

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
The historical financial statements have not been retroactively adjusted for the (i) dual class structure, (ii) elimination of par value, and (iii) Additional Class B Issuance. As a result, all information associated with these items related to our ordinary shares and their associated par value, convertible preferred shares and their associated par value, share options, restricted share units (“RSUs”), and warrants to purchase convertible preferred shares are being presented prospectively.
All information related to our ordinary shares and their associated par value, convertible preferred shares and their associated par value, share options, RSUs, and warrants to purchase convertible preferred shares have been retroactively adjusted to give effect to the Reverse Share Split for all periods presented.
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from these estimates. On an ongoing basis, we evaluate our estimates, including those related to the estimated customer life on deferred contract costs, the allowance for doubtful accounts, the fair value of financial assets and liabilities including the fair value of derivatives, the useful lives of property and equipment, capitalization and estimated useful life of internal-use software, share-based compensation including the determination of the fair value of our ordinary shares (prior to IPO), the fair value of indemnification guarantees and the associated systematic and rational amortization method, provisions for chargebacks, the fair value of convertible preferred share warrant liabilities and convertible preferred share tranche rights (prior to IPO), incremental borrowing rate (“IBR”) used for operating lease right-of-use (“ROU”) assets and operating lease liabilities, and the valuation of deferred tax assets and uncertain tax positions. We base our estimates on assumptions, both historical and forward-looking, trends, and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.
As of the date of issuance of these consolidated financial statements, we are not aware of any specific event or circumstance related to COVID-19 that would require us to update our estimates or judgments or adjust the carrying value of our assets or liabilities. As events continue to evolve and additional information becomes available, our estimates and assumptions may change materially in future periods. Refer to “Operating and Financial Review and Prospects—Factors Affecting Our Performance” included elsewhere in this Annual Report for more information regarding the impact of COVID-19 on our business.
Foreign Currency
The U.S. dollar is our functional currency and the functional currency of a majority of our subsidiaries.
For the subsidiaries where the U.S. dollar is the functional currency, monetary assets and liabilities denominated in currencies other than the U.S. dollar are remeasured into U.S. dollars at exchange rates in effect at the end of each period. Foreign currency transaction gains and losses from these remeasurements are recognized in other income (expense), net, within the consolidated statements of operations. Foreign currency transactions resulted in net gains of $2.5 million, $0.2 million, and $2.1 million, for the years ended December 31, 2022, 2021, and 2020, respectively.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For subsidiaries where the functional currency is not the U.S. dollar, we use the period-end exchange rates to translate assets and liabilities, the average monthly exchange rates to translate revenue and expenses, and historical exchange rates to translate shareholders’ equity, into U.S. dollars. We record translation gains and losses in accumulated other comprehensive profit (loss) as a component of shareholders’ equity in the consolidated balance sheets.
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
The following table summarize our merchants that represented 10% or more of Accounts receivable, net and Revenue:

	Accounts Receivable, Net		Revenue
	As of December 31,		Year Ended December 31,
	2022	2021	2022	2021	2020
Customer A	22%	32%	13%	16%	18%
Customer B	*	*	*	*	10%
Customer C	*	11%	*	*	*
________________
*Represents less than 10%
Cash, Cash Equivalents, and Restricted Cash
Cash and cash equivalents consist of cash in banks and bank deposits. We consider all highly liquid investments, with an original maturity of three months or less at the date of purchase, to be cash equivalents. We maintain certain cash amounts restricted as to our withdrawal or use. Our restricted cash primarily consists of cash deposits to back letters of credit related to certain operating leases.
Short-Term Deposits
Short-term deposits consist of bank deposits with original maturities between 4 and 12 months and that mature within 12 months of the balance sheet date. Short-term deposits are reported at cost.
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

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
Financial instruments consist of cash and cash equivalents, restricted cash, short-term deposits, accounts receivables, derivative financial instruments, accounts payables, accrued liabilities, indemnification guarantees. Cash and cash equivalents, short-term deposits, restricted cash, accounts receivable, accounts payable, and accrued liabilities are stated at their carrying value, which approximates fair value due to the short time to the expected receipt or payment date. Derivative financial instruments are stated at fair value on a recurring basis as disclosed in Note 4 below.
We record indemnification guarantees that we issue upon approving a transaction at fair value when issued using the income approach. To measure this guarantee, we consider the premium that would have been received for the same guarantee if it were issued in a stand-alone transaction. The fair value of these indemnification guarantees is determined based on historical chargeback claims, a risk premium fee that would be required for a third party to assume this liability, and an appropriate discount rate due to time. Historical chargeback guarantee claims are not readily observable in the marketplace and are generally classified as Level 3 inputs. Indemnification guarantees are recorded at fair value when issued and not remeasured to fair value each period. Refer to Note 8 below for more information regarding indemnification guarantees.
Because of the inherent uncertainty of valuation, the estimated fair value of our financial instruments, in particular our indemnification guarantees, may differ significantly from the values that would have been used had a ready market for the financial instruments existed, and the differences could be material to our consolidated financial statements. Refer to Item 5. “Operating and Financial Review and Prospects — Critical Accounting Policies and Estimates.”
Accounts Receivable, Net
Accounts receivable are recorded at the invoiced amount, net of an allowance for doubtful accounts. The allowance for doubtful accounts is based on our assessment of the collectability of accounts. We regularly review the adequacy of the allowance for doubtful accounts based on a combination of factors, including an assessment of the current merchant’s credit worthiness, the age of the balance, the nature and size of the merchant, the financial condition of the merchant, and the amount of any receivables in dispute. Accounts receivable deemed uncollectible are charged against the allowance for doubtful accounts when identified. The allowance for doubtful accounts was $0.5 million and $0.6 million as of December 31, 2022 and 2021, respectively.
Derivative Financial Instruments
We enter into derivative instruments to manage risks relating to our ongoing business operations. We enter into foreign currency forward and option contracts with financial institutions to protect against foreign exchange risks attributable to our exposure to changes in the exchange rates of (a) the New Israeli Shekel (“NIS”) against the U.S. dollar and (b) the Euro against the U.S. dollar. Our primary objective in entering into these contracts is to reduce the volatility of forecasted earnings and cash flows associated with changes in foreign currency exchange rates. We do not use derivative instruments for trading or speculative purposes.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
We account for our derivative instruments as either assets or liabilities and carry them at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. Derivative instruments are recorded as either prepaid expenses and other current assets or accrued expenses and other current liabilities in the consolidated balance sheets. We record changes in the fair value of derivative instruments that are designated as hedging instruments in accumulated other comprehensive profit (loss) in the consolidated balance sheets, until the forecasted transaction occurs upon which we reclassify the related gain or loss on the derivative to the same financial statement line item in the consolidated statements of operations to which the derivative relates.
Other derivatives not designated as hedging instruments consist primarily of foreign currency forward contracts that we use to hedge monetary assets or liabilities denominated in currencies other than the functional currency of a subsidiary. Changes in the fair value on these contracts, as well as the related costs, are recognized in Other income (expense), net, along with the foreign currency gains and losses on the related monetary assets and liabilities. Refer to Note 5 for additional information.
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
Capitalized Software Costs
Costs related to software acquired, developed, or modified solely to meet our internal requirements, with no substantive plans to market such software at the time of development are capitalized. Costs incurred during the preliminary project stage and during the post implementation operational stage are expensed as incurred. Eligible costs incurred during the application development stage of the project are capitalized. Capitalized software development costs are recorded as part of Other assets, noncurrent in the consolidated balance sheets. Maintenance costs are expensed as incurred. Capitalized software development costs are amortized on a straight-line basis over the software’s estimated useful life, which is four years and are recorded in cost of revenue in the consolidated statements of operations. As of December 31, 2022 and 2021, we have capitalized $5.0 million, net and $3.5 million, net, respectively, of qualifying software development costs. Amortization expenses related to capitalized software costs were $0.7 million, $0.4 million, and zero for the years ended December 31, 2022, 2021, and 2020, respectively.
Cloud Computing Arrangement Implementation Costs
We capitalize certain implementation costs incurred in a cloud computing arrangement during the application development stage pursuant to Accounting Standards Codification, or ASC, 350-40, Internal Use Software. These costs are amortized over the term of the hosting arrangement on a straight-line basis, and are included within operating expenses in the consolidated statements of operations. Costs incurred in the preliminary stages of development are analogous to research and development activities and are expensed as incurred. These capitalized costs are included in Other assets, noncurrent in the consolidated balance sheets. We have capitalized $0.2 million and $0.3 million of qualifying cloud computing arrangement implementation costs as of December 31, 2022 and 2021, respectively. Amortization expenses related to capitalized cloud computing arrangement implementation costs were

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
$0.2 million, $0.2 million, and $0.1 million for the years ended December 31, 2022, 2021, and 2020, respectively.
Leases
Our lease accounting policy under ASC Topic 840, “Leases” until January 1, 2022, prior to the adoption of the new lease guidance was as follows:
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
On January 1, 2022, we adopted the new lease guidance for our operating lease agreements. Refer to Note 7 below for additional information. Our lease accounting policy under ASC Topic 842, “ASC 842” from January 1, 2022, following the adoption of the new lease guidance is as follows:
We determine if an arrangement meets the definition of a lease at the inception of the lease, and leases are classified at commencement as either operating or finance leases. We do not have any finance leases. Operating lease ROU assets represent the right to use an underlying asset for the lease term and operating lease liabilities represent our obligation to make lease payments arising from the lease agreement. Operating lease ROU assets are measured based on the discounted present value of the remaining lease payments, initial direct costs incurred and prepaid lease payments, excluding lease incentives received prior to lease commencement. Operating lease liabilities are measured based on the discounted present value of the remaining lease payments. The discounted present value of remaining lease payments is computed using our IBR based on the information available at the commencement date of the lease as our leases generally do not provide an implicit rate. Our IBR was estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset was located.
The lease term may include options to extend or terminate the lease when it is reasonably certain that we would exercise that option. We made an accounting policy election for lease agreements with a term of 12 months or less and do not recognize operating lease ROU assets and operating lease liabilities in respect of those agreements. Payments under our lease agreements are primarily fixed; however, certain lease agreements contain variable payments, which are expensed as incurred and not included in the operating lease ROU assets and operating lease liabilities. Variable lease payments are mainly comprised of common area maintenance, utilities, real estate taxes, and payments affected by changes in indexes.
We elected the practical expedient to not separate lease and non-lease components for our leases.
We sublease certain office spaces to third parties. Operating sublease income is recognized on a straight-line basis over the term of the agreement.
Impairment of Long-Lived Assets
We evaluate the recoverability of long-lived assets, including property and equipment, for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be fully recoverable. Such events and changes may include significant changes in performance relative to expected operating results, significant changes in asset use, significant negative industry or economic trends, and changes in our business strategy. Recoverability of these assets is measured by comparing the carrying amounts with the future undiscounted cash flows that the assets are expected to generate. If such review indicates that the carrying amount of long-lived assets is not recoverable, the carrying amount of such assets is reduced to fair value. During the current period, we impaired an immaterial

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
amount of assets related to the Deco product due to the decision to wind-down the product. Other than as previously described, we determined that there were no material events or changes in circumstances that indicated that our long-lived assets were impaired during the periods presented.
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
While no individual transaction is probable of a chargeback occurring, when we analyze a portfolio of transactions, if we believe a future chargeback is probable and reasonably estimated, we accrue a liability and an associated expense through cost of revenue in accordance with ASC 450, Contingencies, or ASC 450. Inputs and assumptions used by management to calculate this provision are based on the transactions approved and the features of those transactions as well as historical information about chargebacks. It is possible that the estimate may change in the near term, and the effect of the change could be material. These liabilities are recorded within Provision for chargebacks, net on the consolidated balance sheets and will be reduced by credits issued or cash paid to merchants. Refer to Note 8 below or Item 5. “Operating and Financial Review and Prospects — Critical Accounting Policies and Estimates” for additional information.
Ordinary Share Warrants
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

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In conjunction with a SaaS Agreement entered into in 2021, we issued a warrant to a customer to purchase ordinary shares. The warrant vests annually, in equal amounts, over a five-year period commencing on the effective date of the SaaS Agreement. The warrant is accounted for as consideration payable to a customer under ASC 606 and will reduce revenue as we recognize revenue under the SaaS Agreement over a period of five years.
Revenue Recognition
We primarily generate revenue by granting merchants access to our eCommerce risk intelligence platform and reviewing and approving eCommerce transactions for legitimacy. Revenue is also generated from the issuance of indemnification guarantees as noted above within “Indemnification Guarantees”. For the majority of our revenue, merchants pay us a percentage of every dollar of the gross merchandise volume, or GMV, that we approve and guarantee on their behalf. Our fee, as determined by our risk-based pricing model, in these situations is a percentage of the GMV of our merchants’ orders that we approve, prior to taxes or other charges. These arrangements do not provide merchants with the right to take possession of our software platform. Rather, merchants are granted continuous access to our software platform under a hosting arrangement over the contractual period.
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
For SaaS arrangements, we provide access to our cloud-hosted software platform and reviewing and approving eCommerce transaction for legitimacy, without providing the merchant the right to take possession of our software, which we consider to be a single performance obligation. Revenue generated

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
from the issuance of indemnification guarantees is accounted for under ASC 460. Refer to “Indemnification Guarantees” above and Note 8 below for additional information.
3.Determination of the transaction price
As our contracts include an unknown quantity of approved transactions at a fixed contractual rate per approved transaction value executed on a monthly basis, the contract price is deemed variable. We allocate the variable consideration to the month in which we have the contractual right to bill under the contract as this represents the amount of consideration to which we expect to be entitled for the transfer of products during that month. Certain of our contracts include additional forms of variable consideration such as service level commitments relating to uptime availability and minimum approval rates as well as provisions that provide for reimbursements should our merchant’s consumer cancel an approved order. If we fail to meet these commitments, merchants are generally permitted to receive a refund in the form of a credit on their invoice. Under certain arrangements, when the merchant’s consumer cancels an order that we have approved, we provide a refund of some or all of the fees owed by our merchant to us generally in the form of a credit on our merchant’s invoice. The transaction price is reduced to reflect our estimate of the amount of consideration to which we are entitled based on the terms of the contract.
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

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
consolidated balance sheets. We determine whether costs should be deferred based on our sales compensation plans and if the commissions are incremental and would not have occurred absent the merchant contract. Determining whether such costs are incremental to obtaining the online merchant contract requires a certain degree of judgment.
Sales commissions are amortized over an estimated period of benefit of four years. We determine the period of benefit for sales commissions by taking into consideration the estimated customer life, technological life of our software, and other factors. These factors involved in the determination of the period of benefit include inherent uncertainties and the application of significant judgment.
Sales commissions are amortized on a straight-line basis and are included in sales and marketing expense in the consolidated statements of operations. We periodically review these deferred contract acquisition costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit. There were no impairment losses recorded during the periods presented.
Cost to Fulfill a Contract
We capitalize payroll related costs of certain integration services required in order to be able to fulfill the obligation to provide our products to our merchants. Integration services are promises that are not capable of being distinct. These costs are capitalized to the extent they are directly related to a contract, are recoverable, and generate or enhance resources that will be used in delivering our SaaS products. These costs are recorded as deferred contract fulfillment costs in Other assets, noncurrent on the consolidated balance sheets.
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
Cost of Revenue
Cost of revenue primarily consist of chargeback expenses, net of chargebacks won, and other expenses related to providing our products to our merchants. These other expenses include compensation and benefits related costs, including share-based compensation expense associated with teams integral in providing our service, hosting fees and software costs, payment processing fees, amortization of capitalized software development costs and deferred contract fulfillment costs, depreciation expense, and allocated overhead.
Chargeback claims can be disputed and if the decision of the dispute concludes that the order was legitimate and not fraudulent, the chargeback is classified as chargeback won. We present chargeback expenses net of chargebacks won, since such amounts are refunded to us. Amounts for chargebacks won were $20.3 million, $14.3 million, and $8.2 million for the years ended December 31, 2022, 2021, and 2020, respectively.
Research and Development
Research and development costs primarily consist of compensation and benefits related costs, including share-based compensation expense associated with research and development teams that are responsible for the design, development, and testing of our eCommerce risk intelligence platform infrastructure including expenses associated with adding new features, increasing the functionality, and enhancing the usability of our platform. Research and development costs also consist of third-party

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
software hosting fees used by our research and development teams, depreciation expense, and allocated overhead. Research and development costs are expensed as incurred.
Sales and Marketing
Sales and marketing costs primarily consist of compensation and benefits related costs, including share-based compensation expense directly associated with our sales and marketing teams. Sales and marketing costs also consists of costs associated with conferences, events, digital marketing and advertising programs, amortization of deferred contract acquisition costs, commissions, depreciation expense, and allocated overhead. Sales and marketing costs are expensed as incurred.
Digital marketing programs include advertising, promotional events, and brand-building activities. Advertising costs are expensed as incurred and were $6.0 million, $5.2 million, and $2.1 million for the years ended December 31, 2022, 2021, and 2020, respectively.
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

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
RSU awards with service-based vesting conditions only are recognized using the straight-line method. RSU awards with more than just a service-based vesting condition are recognized using the accelerated attribution method once the performance-based vesting condition is probable of occurring which results in higher expenses attributed to the earlier periods of the requisite service period.
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

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Revenue by geographical region can be found in the revenue recognition disclosures in Note 3 below. Property and equipment, net of depreciation and amortization, by geographic region can be found in Note 6 below. Operating lease ROU assets by geographic region can be found in Note 7 below.
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
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842 codified as ASC 842), including subsequent amendments thereafter, which would require lessees to put all leases on their balance sheets, whether operating or financing, while continuing to recognize the expenses on their income statements in a manner similar to current practice. The guidance states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying asset for the lease term. In June 2020, the FASB issued ASU No. 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which defers the effective date of ASU 2016-02 for non-public entities to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The guidance is effective for us beginning January 1, 2022, and interim periods in fiscal years beginning January 1, 2023.
We adopted this guidance as of January 1, 2022 using the modified retrospective method of applying the new standard at the adoption date. Under this approach, we will continue to report comparative periods presented in the period of adoption under ASC 840. We elected the package of practical expedients permitted under the transition guidance, which allows us to not reassess our historical conclusions relating to lease identification, initial direct costs, and classification for existing leases upon adoption. As an accounting policy, we elected to keep leases with an initial term of 12 months or less off of our consolidated balance sheets and will not separate lease and non-lease components by class of underlying asset. The guidance had a material impact on our consolidated balance sheet which resulted in the recognition of operating lease ROU assets and operating lease liabilities of $42.2 million on January 1, 2022. The adoption of Topic 842 did not have a material impact on our consolidated statements of operations or cash flows.
Recently Issued Accounting Pronouncements
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, including subsequent amendments thereafter, which established ASC 326. ASC 326 replaces the existing incurred loss impairment model with a current expected credit loss model that requires more timely recognition of estimated expected credit losses over the life of certain financial instruments. Our accounts receivable are in the scope of ASC 326. We will adopt ASC 326 when it becomes effective for us on January 1, 2023. The adoption of ASC 326 will not have a material impact on our financial condition and results of operations within our consolidated financial statements.
3. Revenue Recognition
Disaggregation of Revenue

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following table summarizes revenue by region in which our merchant headquarters are located:

	Year Ended December 31,
	2022		2021		2020
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue
	(in thousands, except where indicated)
United States	$163,920	63%	$163,681	71%	$125,458	74%
Europe, the Middle East and Africa (“EMEA”)*	71,443	27	44,850	20	31,821	19
Asia-Pacific (“APAC”)	12,005	5	7,416	3	3,142	2
Americas	13,879	5	13,194	6	9,319	5
Total revenue	$261,247	100%	$229,141	100%	$169,740	100%
_________________
*Includes our country of domicile, Israel. Revenue recognized from Israel was $3.3 million, $2.4 million, and $0.9 million for the years ended December 31, 2022, 2021, and 2020, respectively.

The following table summarizes revenue based on the nature and type of service provided to our merchants:

	Year Ended December 31,
	2022		2021		2020
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue
	(in thousands, except where indicated)
Fraud review service revenue (ASC 606)	$156,040	60%	$132,261	58%	$96,774	57%
Indemnification guarantee service revenue (ASC 460)	105,207	40	96,880	42	72,966	43
Total revenue	$261,247	100%	$229,141	100%	$169,740	100%
We primarily generate revenue from our Chargeback Guarantee offering. Revenue generated from other offerings are not material.
The allocation of consideration between fraud review service revenue and indemnification guarantee service revenue is a function of the fair value of our chargeback guarantee which represents what we would need to pay a third party to relieve ourselves from our obligations under issued guarantees. The fair value of the chargeback guarantee is primarily determined by utilizing the historical percentage of guarantees issued that resulted in a chargeback plus a risk premium fee that we would have incurred from a third-party in order to relieve ourselves from our legal obligation under the guarantee. Refer to Item 5. “Operating and Financial Review and Prospects — Critical Accounting Policies and Estimates.”
Changes in the percentage of revenue that are recorded as fraud review service revenue and indemnification guarantee service revenue are a function of changes in the aforementioned fair value of the chargeback guarantee and changes in the speed in which we pay chargeback claims which impacts the systematic and rational approach that we utilize to record revenue associated with our guarantee obligation.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Cost to Obtain a Contract
The following table represents a rollforward of deferred contract acquisition costs:

	Year Ended December 31,
	2022	2021	2020
	(in thousands)
Beginning balance	$11,630	$6,983	$2,696
Additions to deferred contract acquisition costs	9,707	7,744	5,857
Amortization of deferred contract acquisition costs	(4,973)	(3,097)	(1,570)
Ending balance	$16,364	$11,630	$6,983
Cost to Fulfill a Contract
The following table represents a rollforward of deferred contract fulfillment costs:

	Year Ended December 31,
	2022	2021	2020
	(in thousands)
Beginning balance	$2,930	$2,166	$1,213
Additions to deferred contract fulfillment costs	2,189	1,789	1,558
Amortization of deferred contract fulfillment costs	(1,446)	(1,025)	(605)
Ending balance	$3,673	$2,930	$2,166
4. Fair Value Measurements
The following tables present information about our financial instruments that are measured at fair value on a recurring basis:

	As of December 31, 2022
	Fair Value	Level 1	Level 2	Level 3
	(in thousands)
Financial Liabilities:
Derivative financial instruments included in accrued expenses and other current liabilities	$2,397	$—	$2,397	$—
Total financial liabilities	$2,397	$—	$2,397	$—

	As of December 31, 2021
	Fair Value	Level 1	Level 2	Level 3
	(in thousands)
Financial Assets:
Derivative financial instruments included in prepaid expenses and other current assets	$244	$—	$244	$—
Total financial assets	$244	$—	$244	$—

Financial Liabilities:
Derivative financial instruments included in accrued expenses and other current liabilities	$61	$—	$61	$—
Total financial liabilities	$61	$—	$61	$—

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021, we did not have any Level 3 financial instruments that are measured at fair value on a recurring basis. The following table presents the summary of the changes in the fair value of our Level 3 financial instruments during 2021:

	Convertible Preferred Shares
	Warrant Liabilities	Tranche Rights
	(in thousands)
Balance as of December 31, 2020	$9,089	$2,478
Changes in fair value	101,413	21,260
Settlement of convertible preferred share tranche rights and Series E-1 convertible preferred share warrants	(74,724)	(23,738)
Reclassification of Series B/C convertible preferred share warrant liability to equity	(35,778)	—
Balance as of December 31, 2021	$—	$—
We classify our derivative financial instruments within Level 2 of the fair value hierarchy because they are valued using inputs other than quoted prices which are directly or indirectly observable in the market, including readily-available pricing sources for the identical underlying security which may not be actively traded. Refer to Note 5 for more information regarding our derivative financial instruments. Prior to conversion upon IPO, we classified our convertible preferred share warrant liabilities within Level 3 of the fair value hierarchy as the fair value measurement is based on significant inputs not observed in the market, such as the fair value of the underlying Series B/C and Series E convertible preferred shares. Prior to settlement, we classified our convertible preferred share tranche rights within Level 3 as the fair value measurement is based on significant inputs not observed in the market, such as the fair value of the underlying Series E convertible preferred shares.
Refer to Note 8 below for more information regarding the fair value of our indemnification guarantees.
5. Derivative Financial Instruments and Hedging
Notional Amount of Foreign Currency Contracts
Our foreign currency contracts are denominated in NIS and Euro. The gross notional amounts of outstanding foreign currency contracts in U.S. dollar were as follows:

	As of December 31,
	2022	2021
	(in thousands)
Derivative Designated as Hedging Instruments:
Foreign currency contracts	$63,998	$21,865
Derivatives Not Designated as Hedging Instruments:
Foreign currency contracts	13,814	1,286
Total derivative instruments	$77,812	$23,151
Effect of Foreign Currency Contracts on the Consolidated Statements of Operations
The effect of foreign currency contracts on the Consolidated Statements of Operations during the periods presented were as follows:

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Derivatives Designated as Hedging Instruments			Derivatives Not Designated as Hedging Instruments
	Year Ended December 31,			Year Ended December 31,
	2022	2021	2020	2022	2021	2020
	(in thousands)
Statement of Operations Location:
Cost of revenue	$(175)	$—	$—	$—	$—	$—
Research and development	(1,718)	—	—	—	—	—
Sales and marketing	(732)	—	—	—	—	—
General and administrative	(706)	—	—	—	—	—
Other income (expense), net	—	—	—	(1,659)	59	231
Total gain (loss) recognized in earnings	$(3,331)	$—	$—	$(1,659)	$59	$231
Effect of Foreign Currency Contracts on Accumulated Other Comprehensive Profit (Loss)
The following table represents the net unrealized gains (losses) of foreign currency contracts designated as hedging instruments, net of tax, that were recorded in accumulated other comprehensive profit (loss) during the periods presented, and their effect on other comprehensive profit (loss) for the periods presented:

Net Unrealized Gains (Losses) on Derivatives Designated as Hedging Instruments
(in thousands)
Balance as of December 31, 2020	$—
Amount of net gains (loss) recorded in accumulated other comprehensive profit (loss)	176
Amount of net gains (loss) reclassified from accumulated other comprehensive profit (loss) to earnings	—
Other comprehensive profit (loss)	176
Balance as of December 31, 2021	176
Amount of net gains (loss) recorded in accumulated other comprehensive profit (loss)	1,448
Amount of net gains (loss) reclassified from accumulated other comprehensive profit (loss) to earnings	(3,331)
Other comprehensive profit (loss)	(1,883)
Balance as of December 31, 2022	$(1,707)
There were no foreign currency contracts designated as hedging instruments for the year ended December 31, 2020. As of December 31, 2021, net deferred gains totaled $0.2 million and were recognized during the year ended December 31, 2022 in the same financial statement line item as the hedged items. As of December 31, 2022, $1.7 million of net deferred losses were recorded in accumulated other comprehensive profit (loss) of which all are expected to be recognized as operating expenses in the same financial statement line item in the Consolidated Statements of Operations to which the derivative relates over the next twelve months.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
6. Consolidated Balance Sheet Components
Property and Equipment, Net
Property and equipment, net consisted of the following:

	As of December 31,
	2022	2021
	(in thousands)
Computer equipment	$6,912	$6,104
Furniture and office equipment	2,531	2,216
Leasehold improvements	16,576	12,825
Property and equipment, gross	26,019	21,145
Less: accumulated depreciation and amortization	(7,433)	(4,177)
Property and equipment, net	$18,586	$16,968
Depreciation and amortization expenses were $3.4 million, $1.8 million, and $1.3 million for the years ended December 31, 2022, 2021, and 2020, respectively.
The following table presents our property and equipment, net of depreciation and amortization, by geographic region:

	As of December 31,
	2022	2021
	(in thousands)
Israel	$16,671	$14,868
United States	1,796	1,997
Rest of world	119	103
Total property and equipment, net	$18,586	$16,968

Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2022	2021
	(in thousands)
Accrued expenses	$6,175	$7,557
Customer credits	5,388	3,462
Derivative financial instruments	2,397	61
Other	1,853	2,226
Accrued expenses and other current liabilities	$15,813	$13,306

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Other Liabilities, Noncurrent
Other liabilities, noncurrent consisted of the following:

	As of December 31,
	2022	2021
	(in thousands)
Other tax liabilities	$8,734	$2,721
Deferred rent	—	6,580
Other	—	58
Other liabilities, noncurrent	$8,734	$9,359
7. Leases
We have non-cancelable operating leases for our corporate offices in Tel Aviv, Israel and in New York, New York in the United States. The leases for these facilities in Tel Aviv and New York expire in 2031 and 2029, respectively and we have options to renew these leases through 2036 and 2034, respectively. These renewal options are excluded from the calculation of operating lease ROU assets and operating lease liabilities. We sublease a portion of our office space in Tel Aviv.
The components of operating lease cost for the year ended December 31, 2022 were as follows:

Year Ended December 31, 2022
Operating lease cost	$6,140
Variable lease cost	1,257
Short-term lease cost	304
Sublease income	(786)
Total operating lease cost	$6,915
Our lease costs prior to the adoption of ASC 842 were $5.9 million and $4.2 million for the years ended December 31, 2021 and 2020, respectively. Sublease income was $0.1 million and $0.9 million for the years ended December 31, 2021 and 2020, respectively.
As of December 31, 2022, the weighted average remaining lease term and the weighted average discount rate for our operating leases were 7.4 years and 4.6%, respectively.
The future minimum lease payments included in the measurement of our operating lease liabilities as of December 31, 2022, were as follows:

Amount
Year Ending December 31,
2023	$6,353
2024	5,976
2025	5,941
2026	5,986
2027	6,031
Thereafter	13,738
Total undiscounted lease payments	44,025
Less: imputed interest	(6,609)
Present value of operating lease liabilities	$37,416

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following table presents our operating lease ROU assets by geographic region:

	As of December 31,
	2022	2021
	(in thousands)
Israel	$22,560	$—
United States	12,598	—
Total operating lease right-of-use assets	$35,158	$—

The minimum rental payments under operating leases as of December 31, 2021 were as follows:

Amount
(in thousands)
Year Ending December 31,
2022	$6,975
2023	6,853
2024	6,648
2025	6,403
2026	6,448
Thereafter	22,631
Total	$55,958
Excluded from the tables above is an unsecured and undated promissory note issued in December 2020 in connection with the execution of a lease agreement for an amount of $3.0 million and $3.3 million as of December 31, 2022 and 2021, respectively. The promissory note may only be withdrawn in the event of a material and fundamental breach of the lease agreement. The promissory note expires three months after the lease termination date. As of December 31, 2022 and 2021, we were in full compliance of the terms and conditions of the promissory note, and the promissory note has not been withdrawn.
8. Guarantees, Commitments, and Contingencies
Indemnification Guarantees
We provide contractual assurances around the accuracy of our approvals so that our merchants can confidently automate a transaction’s execution. Our contracts obligate us to stand ready to indemnify our merchants for any costs incurred from a chargeback due to fraud. Accordingly, we account for the guarantee obligation as an indemnification under the general provisions of ASC 460 and recognize a liability at fair value upon approving a transaction at an amount that represents what we would need to pay a third party to relieve ourselves from this obligation. This liability is presented as Guarantee obligations on the consolidated balance sheets and was $12.4 million and $12.1 million as of December 31, 2022 and 2021, respectively, and will be released to revenue in the consolidated statements of operations.
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
Our provision for chargebacks includes amounts associated with chargebacks that have been submitted and accepted but not yet paid by us as of the balance sheet date as well as estimates of chargebacks that have not yet been submitted and accepted relating to approved transactions that are

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
accounted for under ASC 450, Contingencies. While no individual transaction is probable of a chargeback occurring, when we analyze a portfolio of transactions, if we believe a future chargeback is probable and reasonably estimated, we accrue a liability and an associated expense through cost of revenue. Inputs and assumptions used by management to calculate the provision are based on the transactions approved and the features of those transactions as well as historical information about chargebacks. It is possible that the estimate may change in the near term, and the effect of the change could be material. Provision for chargebacks, net on the consolidated balance sheets were $12.0 million and $12.0 million as of December 31, 2022 and 2021, respectively, and will be reduced by credits issued or cash paid to merchants.
As of December 31, 2022, our portfolio of potential chargeback liabilities was diversified across numerous industries, hundreds of merchants, and millions of individual transactions. The maximum potential payment to our merchants for these guarantees at a point in time, if every order we approved was fraudulent, is generally the aggregate approved transaction amount excluding cancelled orders, orders that have expired guarantees, and orders for which guarantees have already been paid. As of December 31, 2022, there was $50.1 billion in outstanding indemnification guarantees.
Historically, we have had to pay approximately 0.1% of guarantees that we have issued and net chargeback expenses for the years ended December 31, 2022, 2021, and 2020, were $103.2 million, $85.5 million, and $63.1 million, respectively, which was in line with our budgets for the associated periods.
Non-Cancelable Purchase Obligations
In the normal course of business, we enter into non-cancelable purchase commitments with various parties primarily for hosting and software services. As of December 31, 2022, we had outstanding non-cancelable purchase obligations with a term of 12 months or longer as follows:

Amount
(in thousands)
Year Ending December 31,
2023	$11,448
2024	10,452
2025	127
Total	$22,027
Other Indemnifications and Contingencies
In the ordinary course of business, we agree to indemnify certain parties. In our merchant agreements, we have agreed to indemnify, defend, and hold harmless the indemnified party for third-party claims and related losses suffered or incurred by the indemnified party from actual or threatened third-party intellectual property infringement claims. For certain large or strategic merchants, we have agreed to indemnify, defend and hold harmless the indemnified party for non-compliance with certain additional representations and warranties made by us. In addition, we have entered into indemnification agreements with our officers and directors. As we have a limited history of prior indemnification claims and the payments we have made under such agreements have not had a material adverse effect on our results of operations, cash flows, or financial position, we are unable to reasonably estimate the maximum potential amount of future payments related to these indemnification agreements. However, to the extent that valid indemnification claims arise in the future, future payments by us could be significant and could have a material adverse effect on our results of operations or cash flows in a particular period. As of December 31, 2022 and 2021, we did not have any material indemnification claims that were probable or reasonably possible.
Legal Proceedings

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Occasionally we may be subject to various proceedings, lawsuits, disputes, or claims. We investigate these claims as they arise and accrue liabilities when losses are probable and reasonably estimated.
In May 2022, a putative securities class action complaint was filed in federal court in the United States by certain of our shareholders against us, certain of our current and former officers and directors, and our underwriters alleging violations of the Securities Act in connection with our IPO-related disclosures, and seeking unspecified damages. The lawsuit is captioned In re Riskified Ltd. Securities Litigation, 22 Civ. 3545 (DLC) (S.D.N.Y.). Plaintiffs filed an amended complaint on September 15, 2022. We moved to dismiss the amended complaint on October 28, 2022, and in response, on November 28, 2022, plaintiffs filed a second amended complaint. We moved to dismiss the second amended complaint on January 20, 2023. Plaintiffs filed a brief opposing our motion to dismiss on February 21, 2023, and briefing on the motion remains ongoing. We believe the lawsuit is without merit and intend to defend the case vigorously. As of the date hereof, we are unable to estimate a range of loss, if any, that could result were there to be an adverse final decision in this case and an estimated liability has not been recorded in our financial statements.
Although claims are inherently unpredictable, except as noted above, we are currently not aware of any matters that, if determined adversely to us, would individually or taken together, have a material adverse effect on our business, financial position, results of operations, or cash flows.
9. Ordinary Share Warrants
As of December 31, 2022, and 2021, the following warrants were issued and outstanding, after giving effect to the Recapitalization:

	As of December 31, 2022 and 2021
	Issued and Outstanding Share Warrants		Weighted-Average Exercise Price		Expiration Date
	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares	Class B Ordinary Shares
Warrants to purchase ordinary shares	425,325	850,650	$0.28	$0.28	April 2025
Warrants issued to customers	499,500	—	$0.01	$—	June 2028
Total	924,825	850,650
Prior to the completion of the IPO during the third quarter of 2021, the warrants to purchase ordinary shares were Series B/C convertible preferred share warrants. As discussed in Note 2 above, the Series B/C convertible preferred share warrants automatically converted to warrants to purchase ordinary shares upon IPO.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
10. Ordinary Shares and Equity Incentive Plan
Ordinary Shares
Upon the completion of the IPO, our amended and restated AoA became effective, which authorized the issuance of up to 900,000,000 Class A ordinary shares with no par value and 232,500,000 Class B ordinary shares with no par value, respectively.
We have the following ordinary shares reserved for future issuance:

	As of December 31,
	2022	2021
Warrants to purchase ordinary shares(1)	1,775,475	1,775,475
Share options and RSUs issued and outstanding under the 2013 Plan	20,062,824	26,460,287
Share options and RSUs issued and outstanding under the 2021 Plan	13,134,652	803,556
Remaining shares available for future issuance under the 2021 Plan	8,674,132	13,474,214
Total ordinary shares reserved	43,647,083	42,513,532
_________________
(1)Includes the warrants to purchase ordinary shares and warrants issued to customers.

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

	Share Options Outstanding
	Outstanding Share Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
	(in thousands, except share, life and per share data)
Balance as of December 31, 2021	18,834,740	$2.05	7.0	$109,397
Options exercised	(3,919,606)	$1.07
Options forfeited	(1,129,920)	$3.88
Balance as of December 31, 2022	13,785,214	$2.17	6.1	$34,326
Exercisable as of December 31, 2022	10,244,620	$1.65	5.5	$30,632

There were no share options granted during the year ended December 31, 2022. The weighted-average grant date fair value of share options granted during the years ended December 31, 2021 and 2020 were $16.63, and $4.40, respectively. The aggregate grant date fair value of share options vested during the years ended December 31, 2022, 2021, and 2020 were $12.0 million, $3.2 million, and $2.6 million, respectively. The total intrinsic value of share options exercised during the years ended December 31, 2022, 2021, and 2020 were $17.4 million, $68.6 million, and $4.3 million, respectively. As of December 31, 2022, unrecognized share-based compensation cost related to unvested share options was $14.2 million, which is expected to be recognized over a weighted-average period of 2.0 years.
The Black-Scholes assumptions used to value the employee share options at the grant dates are as follows:

	Year Ended December 31,
	2021	2020
Expected term (years)	5.44 - 6.60	5.75 - 6.11
Expected volatility	67.26% - 68.52%	55.00% - 65.00%
Risk-free interest rate	0.99% - 1.12%	0.52% - 1.73%
Expected dividend yield	0.00%	0.00%
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

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
Restricted Share Units
RSUs vest either upon the satisfaction of service-based vesting conditions, the satisfaction of both service-based and performance-based vesting conditions, or the satisfaction of service-based, performance-based, and market-based vesting conditions. Refer to Note 2 for more information regarding the vesting conditions of our RSUs. RSUs granted under the 2013 Plan can only vest prior to the expiration date of the award which is seven years from the date of grant. Any RSUs that have not vested will automatically terminate on their expiration date. RSUs granted under the 2021 Plan do not have an expiration date.
A summary of RSU activity, including activity under our equity incentive plan, and related information is as follows:

	Number of Shares	Weighted-Average Grant-Date Fair Value Per Share
Unvested as of December 31, 2021	8,429,103	$15.01
Granted	15,873,386	$6.04
Vested	(3,145,103)	$10.46
Forfeited	(1,745,124)	$7.81
Unvested as of December 31, 2022	19,412,262	$9.06

As of December 31, 2022, total unrecognized share-based compensation expense related to unvested RSUs was approximately $123.1 million, which is expected to be recognized over a weighted-average period of 3.3 years.
2021 Employee Share Purchase Plan
We adopted the 2021 Employee Share Purchase Plan, or ESPP, immediately prior to our IPO. A total of 3,742,961 Class A ordinary shares are available for sale under the ESPP, subject to adjustment as provided for in the ESPP. In addition, on the first day of each fiscal year beginning on January 1, 2022 and ending on and including January 1, 2031, such pool of Class A ordinary shares shall be increased by that number of our Class A ordinary shares equal to the lesser of: (i) 1% of the outstanding Class A ordinary shares as of the last day of the immediately preceding fiscal year, determined on a fully diluted as-converted basis; or (ii) such other amount as our board of directors may determine. In accordance with the above, our board of directors determined not to increase the number of Class A ordinary shares available for sale under the ESPP as of January 1, 2022 or January 1, 2023.
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

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, we have not effected any offering under the ESPP.
Secondary Transaction
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
CEO Multi-Year Equity Award
In July 2021, our board of directors and shareholders granted our chief executive officer, Mr. Gal, a multi-year equity award, comprising 3,993,440 RSUs (the “Multi-Year Award”). The grant date fair value of the Multi-Year Award, which is the amount of share-based compensation expense that we recognize, is primarily determined based on the share price on the date the award is granted and is not based on our current share price. This amount will be expensed utilizing the accelerated attribution method over the requisite service period of ten years which attributes higher expenses to the earlier periods of the requisite service period.
The Multi-Year Award is structured so that meaningful value may only be realized upon the achievement of sustained and significant high performance levels. The award is divided into ten tranches that are eligible to vest based on the achievement of stock price goals, which range from $26.67 to $106.67, measured based on the average of our stock price over a 60 trading day trailing average during predefined performance periods, subject to Mr. Gal’s continued employment as our Chief Executive Officer through each such period. In order to earn all of the tranches, the stock price will have to be over 5x the price at IPO. No tranches of the Multi-Year Award were earned or vested in 2022.
In addition to the service-based vesting condition, and market-based vesting condition, each described above, the Multi-Year Award is also subject to a performance-based vesting condition. The performance-based vesting condition underlying the Multi-Year Award was satisfied upon the occurrence of our IPO. We recognized $13.0 million and $6.0 million in share-based compensation expense related to the Multi-Year Award during the years ended December 31, 2022 and December 31, 2021, respectively.
Share-Based Compensation
Share-based compensation expense by line item in the consolidated statements of operations is summarized as follows:

	Year Ended December 31,
	2022	2021	2020
	(in thousands)
Cost of revenue	$621	$216	$38
Research and development	10,005	4,246	3,621
Sales and marketing	18,253	10,710	2,814
General and administrative	38,588	18,186	1,472
Total share-based compensation expense	$67,467	$33,358	$7,945
11. Income Taxes
Ordinary taxable income in Israel is subject to a corporate tax rate of 23%. However, the effective tax rate payable by a company that derives income from a Preferred Technological Enterprise (as discussed

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
Profit (loss) before the provision for income taxes consisted of the following for the years ended December 31, 2022, 2021, and 2020:

	Year Ended December 31,
	2022	2021	2020
	(in thousands)
Israel	$(55,054)	$(154,339)	$(13,479)
International	(42,893)	(22,988)	3,207
Total	$(97,947)	$(177,327)	$(10,272)

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The provision for income taxes was as follows:

	Year Ended December 31,
	2022	2021	2020
	(in thousands)
Current:
Israel	$4	$4	$4
International	8,715	121	32
Total current income tax expense	8,719	125	36
Deferred:
Israel	—	—	—
International	(2,677)	1,433	1,039
Total deferred income tax expense	(2,677)	1,433	1,039
Total provision for income taxes	$6,042	$1,558	$1,075
A reconciliation of our statutory income tax expense to our effective income tax provision is as follows:

	Year Ended December 31,
	2022	2021	2020
	(in thousands)
Israel tax benefit at statutory rate	$(22,528)	$(40,784)	$(2,362)
Preferred enterprise	10,573	3,052	169
Foreign rate differential	(1,050)	912	332
Share-based compensation	9,717	1,753	1,328
Warrant revaluation	—	23,325	1,336
Tranche right revaluation	—	4,890	—
Prior year tax income/(expense)	(6,675)	84	—
Permanent differences	(3,351)	98	83
ASC 606	—	—	—
Uncertain tax position	7,233	3,784	5
Change in valuation allowance	12,123	4,444	184
Total	$6,042	$1,558	$1,075
Our effective tax rate was (6.17)% for the year ended December 31, 2022, compared to an effective tax rate of (0.88)% for the year ended December 31, 2021 and (10)% for the year ended December 31, 2020. The effective tax rates for the periods presented are primarily comprised of Israel statutory taxes, warrant revaluation, share-based compensation expense, uncertain tax positions, and changes in valuation allowance position. The difference in the effective tax rate of (6.17)% for the year ended December 31, 2022 as compared to the effective tax rate of (0.88)% for the year ended December 31, 2021 and (10)% for the year ended December 31, 2020 was related to non-deductible share-based compensation, prior period adjustments, and uncertain tax positions, and change in valuation allowance position in Israel and in our U.S. subsidiary.
The provision for income taxes was $6.0 million, $1.6 million, and $1.1 million for the years ended December 31, 2022, 2021, and 2020, respectively. The provision for income taxes for the year ended December 31, 2022 consisted primarily of income taxes related to the United States and other foreign jurisdictions in which we conduct business.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
The following table presents the significant components of our deferred tax assets and liabilities:

	Year Ended December 31,
	2022	2021	2020
	(in thousands)
Deferred tax assets:
Research and development expenses	$7,374	$1,436	$1,742
Stat to GAAP adjustments	—	—	1,493
Net operating loss	9,059	5,212	941
Deferred Compensation	5,214	1,009	—
Operating lease liabilities	6,456	—	—
Vacation and convalescence	730	799	364
Bad debts	78	93	100
Other	2,166	466	374
Gross deferred tax assets	31,077	9,015	5,014
Valuation allowance	(20,822)	(8,699)	(4,255)
Total deferred tax assets	10,255	316	759
Deferred tax liabilities:
Operating lease right-of-use assets	(6,387)	—	—
Deferred contract acquisition costs	(3,009)	(2,324)	(1,543)
Property and equipment	(279)	(283)	(439)
Capitalized Software	(591)	(397)	—
Other	—	—	(34)
Gross deferred tax liabilities	(10,266)	(3,004)	(2,016)
Net deferred tax liabilities	$(11)	$(2,688)	$(1,257)
As of December 31, 2022 and 2021, we had Israel net operating loss, or NOL, carryforwards of approximately $68.9 million and $37.4 million, respectively, which do not expire. As of December 31, 2022 and 2021, we had U.S. Federal NOL carryforwards of approximately $11.2 million and $9.8 million, respectively, which do not expire. As of December 31, 2022, we had U.S. State NOL carryforwards of approximately $16.6 million, of which $15.4 million expire between 2027 and 2042, and the remaining $1.2 million do not expire. As of December 31, 2021, we had U.S. State NOL carryforwards of approximately 27.4 million, of which 26.3 million expire between 2027 and 2041, and the remaining 1.1 million do not expire.
During the years ended December 31, 2022, 2021, and 2020 the net change in the valuation allowance against deferred tax assets amounted to an increase of $12.1 million, an increase of $4.4 million, and an increase of $0.2 million, respectively. The increase in the valuation allowance during the years ended December 31, 2022, December 31, 2021 and December 31, 2020 was largely attributable to the generation of Israel NOLs, and certain US state NOLs.
In establishing deferred income tax assets and liabilities, management makes judgments based on the enacted tax laws and published tax guidance applicable to us as well as the amount and jurisdiction of future taxable income. Deferred tax assets and liabilities are recorded and the need for valuation allowances is evaluated to reduce the deferred tax assets to amounts expected to be realized. As of December 31, 2022 and 2021, we maintained a full valuation allowance on Israel and U.S. net deferred

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
tax assets as we believe, after weighing both the positive and negative evidence, that it is more likely than not that these deferred tax assets will not be realized.
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
We have identified unrecognized tax benefits or uncertain tax positions. There has been a liability on uncertain tax positions recorded on our audited consolidated financial statements as of December 31, 2022 and 2021. We do not expect that our assessment regarding unrecognized tax benefits and uncertain tax positions will materially change over the following 12 months.
A reconciliation of the beginning and ending balance of total unrecognized tax position is as follows:

Unrecognized Tax Benefits
(in thousands)
Balance – January 1, 2020	$234
Additions based on tax positions related to current year	—
Reductions for tax positions of prior years	—
Balance – December 31, 2020	234
Additions based on tax positions related to current year	3,885
Reductions for tax positions of prior years	—
Balance – December 31, 2021	4,119
Additions based on tax positions related to current year	7,187
Reductions for tax positions of prior years	(54)
Balance – December 31, 2022	$11,252
As of December 31, 2022 and 2021, the total amount of gross unrecognized tax benefits was $11.3 million and $4.1 million, respectively, which, if recognized, would affect our effective tax rate. We have elected to include interest and penalties as a component of tax expense. As of December 31, 2022 and 2021, we have accumulated $320 thousand and $10 thousand, respectively, in both interest and penalties associated with uncertain tax positions. We do not expect unrecognized tax benefits to change significantly within the next twelve months.
We are not currently under audit for income taxes. As of December 31, 2022, tax years beginning with the year ended December 31, 2018 remain subject to examination by the Israel tax authorities and tax years beginning with the year ended December 31, 2019 remain subject to examination by the Internal Revenue Service and certain U.S. state jurisdictions.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
12. Net Profit (Loss) Per Share Attributable to Ordinary Shareholders
The following table sets forth the computation of basic and diluted net profit (loss) per share attributable to ordinary shareholders for the periods presented:

	Year Ended December 31,
	2022		2021		2020
	Class A	Class B	Class A	Class B	Ordinary Shares
	(in thousands, except share and per share data)
Numerator:
Net profit (loss) attributable to ordinary shareholders, basic and diluted	$(57,339)	$(46,650)	$(90,677)	$(88,208)	$(11,347)

Denominator:
Weighted-average shares used in computing net profit (loss) per share attributable to ordinary shareholders, basic and diluted	92,450,867	75,216,507	38,757,558	37,702,067	14,022,788
Net profit (loss) per share attributable to ordinary shareholders, basic and diluted	$(0.62)	$(0.62)	$(2.34)	$(2.34)	$(0.81)
Basic and diluted net profit (loss) per share attributable to ordinary shareholders are the same for each class of ordinary shares as they are entitled to the same liquidation and dividend rights. The weighted-average potential ordinary shares that were excluded from the computation of diluted net profit (loss) per share attributable to ordinary shareholders for the periods presented because including them would have been anti-dilutive, or whose issuance is contingent upon the satisfaction of certain market conditions, are as follows:

	Year Ended December 31,
	2022		2021		2020
	Class A	Class B	Class A	Class B	Ordinary Shares
Convertible preferred shares	—	—	17,817,201	35,634,404	28,217,680
Warrants to purchase ordinary shares(1)(2)	873,370	850,650	1,488,819	354,243	1,858,467
Outstanding share options	16,067,720	—	12,239,441	—	5,985,236
Unvested RSUs	16,176,275	2,131,015	1,562,388	1,965,604	—
Total	33,117,365	2,981,665	33,107,849	37,954,251	36,061,383
_________________
(1)Prior to IPO, assumes the Series B/C convertible preferred share warrants are exercised into Series B convertible preferred shares. Prior to May 4, 2021, should the holder elect to exercise into Series C convertible preferred shares, total weighted-average potential ordinary shares that were excluded from the computation of diluted net profit (loss) per share attributable to ordinary shareholders were 70,110,425 and 35,744,158 for the years ended December 31, 2021 and 2020, respectively. On May 4, 2021, the Series B/C convertible preferred share warrants were amended and restated to, among other things, remove

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
the holder's Series B/C convertible preferred share election right. As a result of the amendment, the shares issuable upon exercise of the Series B/C convertible preferred share warrant shall solely be Series B convertible preferred shares. Upon completion of the IPO during the third quarter of 2021, the Series B/C convertible preferred share warrants automatically converted to warrants to purchase ordinary shares.
(2)Includes the warrants to purchase ordinary shares as a result of the conversion of Series B/C convertible preferred share warrants discussed in (1) above, and warrants issued to customers.

13. Employee Benefit Plans
We have a defined-contribution plan in the United States intended to qualify under Section 401 of the Internal Revenue Code, or the 401(k) Plan. The 401(k) Plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. We offer a safe harbor matching contribution in an amount equal to 100% of participating employee contributions to the plan up to 4% of the employee’s eligible compensation. During the years ended December 31, 2022, 2021, and 2020, we recorded $1.1 million $0.8 million, and $0.6 million, respectively, of expenses related to the 401(k) plan.
Israeli Severance Pay
Pursuant to Israel’s Severance Pay Law, Israeli employees are entitled to severance pay equal to one month’s salary for each year of employment, or a portion thereof. We have elected to include our employees in Israel under Section 14 of the Severance Pay Law, under which these employees are entitled only to monthly deposits made in their name with insurance companies, at a rate of 8.33% of their monthly salary. These payments release us from any future obligation under the Israeli Severance Pay Law to make severance payments in respect of those employees; therefore, any liability for severance pay due to these employees, and the deposits under Section 14 are not recorded as an asset in the consolidated balance sheets. During the years ended December 31, 2022, 2021, and 2020, we recorded $4.5 million, $3.8 million, and $2.7 million, respectively, in severance expenses related to these employees.
14. Related Party Transactions
For a description of related party transactions, refer to Note 10 “Ordinary Shares and Equity Incentive Plan—Secondary Transaction.”