Form 20-F
period 2023-12-31
RISKIFIED LTD.
filed 2024-03-06
CIK 1851112

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________________
FORM 20-F
_____________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
220 5th Avenue, 2nd Floor
New York, New York 10001
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
Securities registered or to be registered pursuant to Section 12(g) of the Act.: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2023, the registrant had 128,738,857 Class A ordinary shares, no par value, and 49,814,864 Class B ordinary shares, no par value, outstanding.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the eﬀectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
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
☐ Yes ☐ No

ABOUT THIS ANNUAL REPORT
Except where the context requires or where otherwise indicated in this Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (this “Annual Report”), the terms “Riskified,” the “Company,” “we,” “us,” “our,” “our company,” and “our business” refers to Riskified Ltd. and its consolidated subsidiaries as a consolidated entity.
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
Our fiscal year ends on December 31 of each year. Our most recent fiscal year ended on December 31, 2023.
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

Key Performance Indicators
Throughout this Annual Report, we provide a number of key performance indicators used by our management and often by competitors in our industry. These are discussed in more detail in the section entitled “Operating and Financial Review and Prospects—Key Performance Indicators and Non-GAAP Financial Measures” which also includes non-GAAP financial measures and a reconciliation of our non-GAAP financial measures to the most directly comparable GAAP measure. We define these key performance indicators as follows:
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
•“Net Dollar Retention Rate” is defined as amounts billed in the current period to the same cohort of accounts that were active in the prior comparative period. The amounts billed include any upsell and are net of contraction and attrition. We define an active account as an account that generally has (a) submitted at least one order to us for review in every month of the prior comparative period and (b) has not churned during the prior comparative period.
Along with the GAAP metrics and non-GAAP financial measures described in Item 5. “Operating and Financial Review and Prospects”, the aforementioned key performance indicators are used by management and our board of directors to assess our performance, for financial and operational decision-making, and as a means to evaluate period-to-period comparisons. These measures are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. These key performance indicators may not necessarily be comparable to similarly titled captions of other companies due to different methods of calculation.
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
•an independent industry report published by eMarketer, titled “Global Retail eCommerce Forecast 2024” (January 2024); and
•an independent industry data set published by eCommerceDB.com as of December 31, 2022.
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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this Annual Report other than statements of historical fact, including, without limitation, statements regarding our future results of operations and financial position, growth strategy, plans and objectives of management for future operations, including, among others, expansion in new and existing markets, development and introductions of new products, capital expenditures and debt service obligations and the implementation of our share repurchase program, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “predict,” “forecasts,” “aims,” “plan,” “target,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These forward-looking statements are principally contained in the sections entitled Item 3.D. “Risk Factors,” Item 4. “Information on the Company,” and Item 5. “Operating and Financial Review and Prospects.” These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following:
•our ability to manage our growth effectively;
•continued use of credit and debit cards and other payment methods that expose merchants to the risk of payment fraud, and changes or proposed changes in laws and regulations, including card scheme rules, or differing interpretations or enforcement of laws or regulations related to use of these payment methods, and the emergence of new alternative payment products;
•our history of net losses and ability to achieve and maintain profitability;
•our ability to attract new merchants and retain existing merchants;
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
•changes to our prices and pricing structures;
•our exposure to potential future litigation claims;
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
•any actual or perceived failure to comply with evolving regulatory frameworks around the development and use of artificial intelligence;
•our ability to successfully implement and use machine learning technology and artificial intelligence;
•our use of open-source software;
•our ability to enhance and maintain our brand;
•our ability to execute potential acquisitions, strategic investments, partnerships, or alliances;
•potential claims related to the violation of the intellectual property rights of third parties;
•our failure to comply with anti-corruption, trade compliance, and economic sanctions laws and regulations;
•our ability to enforce non-compete agreements entered into with employees in certain locations;
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
•conditions in Israel that may affect our operations, including the ongoing war between Israel and Hamas, as well as tension between Israel and Hezbollah on the Israel-Lebanon border;

•the impact of the dual class structure of our ordinary shares;
•the timing and amount of our share repurchases (if any);
•our status as a foreign private issuer; and
•the other matters described in the section entitled Item 3.D. “Risk Factors.”]
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
Additionally, we may provide information herein or on our website, or documents accessible thereby, that is not necessarily “material” under the federal securities laws for Securities and Exchange Commission (“SEC”) reporting purposes, but that is informed by various environmental, social, and governance (“ESG”) standards and frameworks (including standards for the measurement of underlying data), and the interests of various stakeholders, among other things. Much of this information is subject to assumptions, estimates or third-party information that is still evolving and subject to change. For example, our disclosures based on any standards may change due to revisions in framework requirements, availability or quality of information, changes in our business or applicable government policies, or other factors, some of which may be beyond our control.
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
Risks Relating to Our Business and Industry
We have experienced substantial growth since our inception. If we fail to manage our growth effectively, then our revenues, results of operations, and financial condition may be adversely affected.
We have experienced substantial growth in our business since inception in 2012. Our revenue was $297.6 million and $261.2 million for the years ended December 31, 2023 and 2022, respectively, representing an increase of 14%. Our historical revenue growth may not be sustainable and should not be considered indicative of our future performance. Since launching our business, we have frequently expanded and enhanced our products, extended our geographic presence, and changed our pricing methodologies. This evolution and associated growth makes it difficult to evaluate our future prospects and the risks and challenges we may encounter. These risks include our ability to:
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
•accurately predict projected chargeback expenses, especially in new industry verticals, new geographies and with respect to new payment methods, or if new fraud patterns develop more quickly than our ability to detect and block those new fraud patterns;
•avoid interruptions or disruptions to our service;
•develop a scalable, high-performance technology infrastructure that can efficiently and reliably handle increased usage, as well as the deployment of new features and products; and
•hire, integrate, and retain talented technology, sales, and other personnel.
In addition, any material decline in global ecommerce transaction volumes in the future, for whatever reason, may adversely impact our future revenues and financial condition.
If we fail to address the risks and difficulties we face, including those associated with the challenges listed above as well as those described elsewhere in this “Risk Factors” section, our business, financial condition, and results of operations could be adversely affected.
We are dependent upon the continued use of credit and debit cards and other payment methods that expose our merchants to the risk of payment fraud as a primary means of payment for ecommerce transactions. Changes in laws and regulations, including card scheme rules, related to use of these types of payment methods, the emergence of alternative payment products, or the general public’s use of such alternative payment methods has, and may in the future reduce or change the use-cases for our products, and has and could continue to adversely affect our revenues, our results of operations and financial condition.
The future success of our business depends upon the continued use of credit and debit cards and other payment methods as a primary means to pay for online purchases and conduct commercial transactions that expose our merchants to the risk of payment fraud. Federal, state or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of such payment methods, including with respect to card-not-present transactions. In addition, card schemes such as Visa, Mastercard and American Express, impose rules and other requirements on participants in the payment chain. Changes in these laws, regulations or card scheme rules and terms and conditions of other payment providers could require us to modify our products in order to comply with these changes.
In addition, the adoption, implementation and evolution of laws, regulations or card scheme rules that operate to reduce fraudulent transactions, shift liability for certain transactions away from merchants and on to other participants in the payments chain, or route transactions through networks or payments rails with different chargeback rules may adversely affect the use-cases and demand for our products, our business, financial condition, and results of operations or require us to make changes to our business and strategies. In addition, to the extent the performance of strong factor authentication protocols, such as 3D Secure, improves over time, or merchant risk profiles or consumer preferences shift over time, we may begin to see merchants electing to voluntarily adopt similar protocols with respect to online transaction volume. The adoption of 3D Secure or other strong factor authentication protocols that reduce online payment fraud, or shift the liability for online payment fraud away from the merchant, may reduce the demand or use-cases for our products, reduce the GMV available for us to review, and could adversely affect our revenues, our results of operations and financial condition.
Further, we depend upon the general public’s continued willingness to use credit cards and other payment methods that expose our merchants to the risk of payment fraud as a primary means to pay for online purchases and conduct commercial transactions. While we are able to review and guarantee transactions completed using alternative ecommerce payment methods, such as Apple Pay, Google Pay and Paypal, the increased availability of, and adoption by our merchants and by the general public of these and other alternative payment methods (such as “buy now pay later” services, cryptocurrencies or “digital wallet” style products or real time payments, including those offered by large “traditional” financial institutions with large customer bases), which may be less susceptible to fraud, include native fraud management features, sit outside of the broader chargebacks regime or allow liability for online transactions to be shifted away from merchants, may reduce the attractiveness or use-cases of our products, reduce demand for our products and the GMV available for us to review, and may adversely affect our business, financial condition, and results of operations.
We have a history of net losses and there are no assurances that we will achieve profitability in the future.
We have not been profitable since our inception in 2012 and have incurred significant net losses in prior years, including net losses of $59.0 million and $104.7 million for the years ended December 31, 2023 and 2022, respectively. While we have implemented certain cost reduction measures, we anticipate that our non-GAAP operating expenses may increase modestly over the next several years as we continue to strategically hire, expand our partnerships, operations, and infrastructure, continue to expand and enhance our products, and increase our spending on sales and marketing. In addition, our ability to achieve and maintain profitability will depend, in part, on our ability to effectively manage and decrease our chargeback expenses, which is dependent on our ability to improve the accuracy of our products. The accuracy of our products is, in part, driven by the amount of information we are able to obtain from processing transactions. In addition, higher rates of inflation in the U.S. and globally, and demand for high-tech personnel in Israel, have impacted, and may continue to impact our costs of labor and the prices at which we are able to acquire goods and services from third-party vendors on which we rely. In many instances, we are not able to increase the prices at which we sell our products and services to offset these higher costs, either partially or at all. We intend to continue enhancing our existing products and may develop and introduce new products through internal research and development, and we may also selectively pursue acquisitions. These efforts may prove more expensive than we currently anticipate. If our revenue declines, or fails to grow at a rate sufficient to offset increases in our operating expenses, we may continue to generate losses and not be able to achieve and maintain profitability in future periods. In addition, our increased focus on expense discipline, dilution management, capital allocation initiatives, and path to profitability may require us to reduce the resources we can allocate to growth initiatives, which may in turn result in slower than anticipated revenue growth. We cannot assure you that we will become profitable, or that if we do become profitable, we will be able to sustain profitability.
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
•increases in our merchant churn rates, including churn of significant merchants from whom we derive a significant percent of our revenue, which may occur for various reasons including, but not limited to, corporate reorganizations, mergers and acquisitions or bankruptcies affecting our merchant base;
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
Our merchant expansions and renewals may decline or fluctuate as a result of a number of factors, including merchant usage, merchant satisfaction with our products and ecommerce risk intelligence platform capabilities and merchant support, our prices, the prices of competing products, corporate reorganizations, mergers and acquisitions or bankruptcies affecting our merchant base, consolidation of affiliates’ multiple paid business accounts into a single paid business account, the effects of global economic conditions, including recession and inflation, or reductions in our merchants’ spending levels generally. These factors may be exacerbated if, consistent with our growth strategy, our merchant base continues to grow to encompass large online enterprises.
Our revenue is impacted, to a significant extent, by macroeconomic conditions and the financial performance of our merchants.
Our business, the ecommerce retail sector, and our merchants’ businesses are sensitive to macroeconomic conditions. Economic factors, such as interest rates, inflation, currency exchange rates, changes in monetary and related policies, market volatility, consumer confidence, recession or recessionary indicators, supply chain issues, unemployment rates, shifts in consumer spending patterns (for example, between goods and services), and real wages, are among the most significant factors that impact consumer spending behavior. Weak economic conditions or a significant deterioration in economic conditions, including prolonged recession with sustained high interest rates and unemployment rates, may reduce the amount of disposable income available to consumers, which, in turn, reduces consumer spending and merchant transaction volumes. This has had, and may continue to have an adverse effect on our business, financial condition, and results of operations.
In particular, there are certain industries, including the luxury goods industry, that are particularly susceptible to recession and other macroeconomic conditions, such as inflation, that may reduce consumer discretionary spending. Similarly, external macroeconomic factors and business conditions including global supply chain disruptions, such as those experienced in many industries in recent years, have resulted in and may in the future result in shortages of raw products and prolonged shipping and delivery times for consumer goods. This may in turn lead to decreased ecommerce transaction volumes as consumers instead opt to purchase stock-on-hand from bricks-and-mortar retailers, rather than transact through digital channels. Any reduction in our merchants’ transaction volume directly impacts the revenue we derive from them and, if such reduction continues for a prolonged period, would have a material adverse effect on our business, financial condition and results of operations.
Our ability to review transactions for fraud, and the fees due to us associated with providing such products, depends upon sales of products and services by our merchants. Certain of our merchants’ sales have and may in the future decrease or fail to increase at rates consistent with prior performance, current expectations, or at all, as a result of factors outside of their control, such as the macroeconomic conditions referenced above, or business conditions affecting a particular industry vertical or region. For example, we continued to see softness in certain industry verticals, including “Fashion & Luxury”, “Home” and “General Retail” throughout 2023, which we believe is partially attributable to a slowdown in consumer discretionary spending as a result of macroeconomic pressures. In our experience, weak economic conditions can also extend the length of our merchants’ sales cycles, and cause consumers to delay making (or not make) purchases of our merchants’ products and services. Even in the absence of macroeconomic factors, the performance of our merchants directly impacts our business, and, as a result, if the sales volume and financial performance of a merchant is negatively impacted for reasons specific to such merchant, our revenues will be negatively impacted. In addition, a reduction in online engagement generally or for any of our individual merchants, including due to a general decrease in online spending or a decreased demand for any of our merchants’ products or services for any reason could lead to a decrease in our merchants’ ecommerce revenues, which, in turn, would harm our revenues or reduce the attractiveness of our products.
If we are unable to continue to improve our machine learning models or if our machine learning models contain errors or are otherwise ineffective, our growth prospects, business, financial condition, and results of operations may be adversely affected.
Our products are based on our machine learning models and our ability to attract new merchants, retain existing merchants, or increase sales of our products to existing merchants will depend in large part on our ability to maintain a high degree of accuracy and automation in our automated decisioning process. Maintaining or improving the level of accuracy in our automated decisioning process in turn allows us to maintain or improve approval rates for our merchants over time. If our machine learning models fail to accurately detect fraud, detect fraud quickly enough or correctly categorize new risks relating to fraud, or if any of the other components of our automated decisioning process fail, we will typically experience higher than forecasted chargebacks, which in turn puts downward pressure on our gross margins, and may impact our ability to attract new merchants, retain existing merchants or increase sales of our products to existing merchants and our business, financial condition, and results of operations may be adversely affected.
Our machine learning models are designed to analyze data attributes to identify complex transaction and behavior patterns, which enables us to detect fraud and illegitimate consumers quickly and accurately. Our ability to accurately detect fraud even as methods of committing fraud evolve and become more sophisticated is dependent on our ability to continuously improve and train these models. However, it is possible that our machine learning models may prove to be less accurate than we expect, or than they have been in the past, for a variety of reasons, including inaccurate assumptions or other errors made in building or training such models, incorrect interpretations of the results of such models, increased fraud sophistication beyond the capabilities of our machine learning models, and failure to timely update model assumptions and parameters. For example, in the third quarter of 2023, one of our merchants experienced a significant fraud event. In this instance, our machine learning models were not able to effectively block the relevant fraudulent transactions. In addition, because we had not correctly predicted the scope of the fraud event, the overall risk level in the merchant’s account was underrepresented at the time the event occurred. The combination of these factors meant that we were unable to mitigate the effects of the fraud event quickly enough, which impacted our quarterly gross profit. In addition, our machine learning models may initially be less accurate following expansion into new industry verticals, geographic regions and use-cases, such as review of automated clearing house (“ACH”) payments or covering non-fraud related chargebacks. Further, the successful performance of our machine learning models relies on the ability to constantly review and process large amounts of transactions and other data. If we are unable to attract new merchants, retain existing merchants or increase sales of our products to existing merchants, or if our merchants do not provide us with access to a significant volume of their transaction data or if the number of transactions processed by our existing merchants declines, the amount of data reviewed and processed by our machine learning models will be reduced or may fail to grow at a pace that will allow us to continue to improve the efficiency of our machine learning models, which may reduce the accuracy of such models. Additionally, such models may not be able to effectively account for matters that are inherently difficult to predict or are otherwise beyond our control, such as social engineering and other methods of perpetrating fraud that do not lend themselves well to risk-based analysis. Material errors or inaccuracies in such machine learning models could lead us to make inaccurate or sub-optimal operational or strategic decisions, which could adversely affect our business, financial condition and results of operations. Our inability to train our models or develop new technology that can detect new fraud schemes may also result in significant chargeback expenses, which would materially and adversely impact our business, financial condition, and results of operations.
The data gathering for, and development of, our machine learning models have predominantly occurred during a period of sustained economic growth, and our machine learning models have not been extensively tested during a down-cycle economy or recession. For example, consumer spending patterns, transaction volumes and fraud patterns experienced during a down-cycle economy or recession may differ from those experienced during periods of sustained economic growth. There is no assurance that our machine learning models can continue to accurately detect fraud under adverse economic conditions. If our machine learning models are unable to accurately detect fraud under such economic conditions, the performance of our product may be worse than anticipated and we may be required to issue a significant amount of credits as a result of valid chargebacks, which would adversely affect our business, financial condition and results of operations.
Our CTB Ratio and gross profit margin have historically fluctuated from quarter-to-quarter and we expect that to continue. These metrics are managed, and should be analyzed, on an annual basis.
Our CTB Ratio and gross profit margin are managed, and are best analyzed, on an annual basis. Historically, our CTB Ratio and gross profit margin have fluctuated between periods, and we expect that these financial metrics will continue to fluctuate between periods in the future, based on a number of factors, including changes in the mix of our merchant industry base, our entry into new geographies and industries, shifts from credit and debit cards towards alternate payment methods, the risk profile of orders approved in the period, technological improvements in the performance of our models, seasonality, large-scale merchant fraud events or security incidents, expansion into other use-cases and other factors. For example, our CTB Ratio and gross profit margins are sometimes negatively impacted in the first several quarters following the onboarding of merchants in new industry verticals or geographic regions, as our machine learning models adapt to the unique fraud patterns and other characteristics associated with transaction volume in those industries or regions. Model performance will generally normalize over time as our machine learning models gather more data and their accuracy improves. We believe that similar trends will continue to affect our future quarterly performance. In addition, order populations in certain industry verticals or geographic regions may be more or less risky. For example, historically “tickets and travel” has been a higher-risk, lower-margin industry, while other industry verticals, such as “electronics” and “fashion, cosmetics and luxury goods” have been lower-risk, higher-margin industries. Any change in our merchant industry mix between periods is likely to impact our CTB Ratio and gross profit margin between periods.
Our products enable the collection and storage of personal, confidential or proprietary information of our merchants and their consumers, and security concerns could result in liability to us or inhibit sales of our products.
In conducting our business, we rely heavily on computer systems, hardware, software, technology infrastructure and online websites and networks (collectively, “IT Systems”), including those of third-party service providers, for both internal and external operations. Our operations involve the storage, transmission and processing of our merchants’ and their consumers’ confidential proprietary data, which can include personal information. Because we make extensive use of third-party suppliers and service providers, successful cyberattacks against such third parties’ IT Systems can also materially impact our operations and financial results. While we have developed systems and processes to protect our IT Systems and the integrity, confidentiality, availability and security of such data, our security measures or those of our third-party service providers, including, but not limited to, the third-party providers of cloud-based infrastructure, or Public Cloud Providers, have in the past and could in the future result in unauthorized access to or disclosure, modification, misuse, loss or destruction of such data. Any security breaches, computer malware, ransomware or extortion based attack, exploited hardware or software bugs, distributed denial-of-service (“DDoS”) attacks, misconfigurations or similar vulnerabilities experienced by us or by our third-party service providers, including from diverse threat actors, such as state-sponsored organizations, opportunistic hackers and hacktivists, could expose us to a risk of loss of personal, confidential or proprietary information, operational disruptions, loss of business, severe reputational damage adversely affecting merchant or investor confidence, regulatory investigations and orders, litigation (including class action lawsuits), indemnity obligations, damages for contract breach, fines and penalties for violation of applicable laws or regulations, and significant costs for remediation and incentives offered to merchants or other business partners in an effort to maintain business relationships after a breach, and other liabilities.
We regularly experience and expect to continue to experience actual and attempted cyber-attacks on our IT Systems, such as through phishing scams and ransomware. Additionally, in the aftermath of Hamas’ attack on Israel on October 7, 2023, many Israeli websites reported a significant increase in DDoS attacks. Although none of these actual or attempted cyber-attacks to date, individually or in the aggregate, has had a material adverse impact on our operations or financial condition, we cannot guarantee that such incidents will not have such an impact in the future. Cyberattacks and other malicious Internet-based activity continue to increase generally. If our products or security measures are perceived as weak or are actually compromised as a result of third-party action, employee or merchant error, malfeasance, stolen or fraudulently-obtained log-in credentials, or otherwise, our merchants may curtail or stop using our products, our reputation could be damaged, our business may be adversely affected, and we could incur significant liability. Further, because our products and services are integrated with our customers’ systems and processes, any circumvention, disruption or failure of our cybersecurity defenses or measures could compromise the confidentiality, integrity, and availability of our customers’ own IT Systems and/or our customers’ proprietary or other sensitive information which could result in legal claims or proceedings (such as class actions), regulatory investigations and enforcement actions, fines and penalties, negative reputational impacts that cause us to lose existing or future customers, and/or significant incident response, system restoration or remediation and future compliance costs. We may be unable to anticipate or prevent techniques used to obtain unauthorized access to or to sabotage systems because threat actors are becoming increasingly sophisticated in using techniques and tools – including artificial intelligence – that change frequently, may remove forensic evidence and generally are not detected until after an incident has occurred. As adoption of our products by merchants continues to increase and our brand becomes more widely known and recognized, we may become more of a target for third parties seeking to compromise our security systems or gain unauthorized access to our merchants’ data. Moreover, if a high-profile security breach occurs with respect to another cloud platform provider, our merchants and potential merchant customers may lose trust in the security of cloud platforms generally, which could adversely impact our ability to retain existing merchants or attract new ones. While we continue to implement controls and plans for preventative actions to further strengthen our IT Systems against future attacks, we cannot ensure that such measures will be fully implemented and complied with, provide adequate security, that we will be able to react in a timely manner, or that our remediation efforts following past or future attacks will be successful.
If we are not able to detect activity on our ecommerce risk intelligence platform that might be nefarious in nature or if we are not able to design processes or systems to reduce the impact of similar activity on a platform of a third-party service provider, our merchants could suffer harm. In such cases, we could face exposure to legal claims, particularly if a merchant suffers actual harm.

There can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our systems and information. Any adverse impact to the availability, integrity or confidentiality of our IT Systems may result in significant incident response, system restoration or remediation and future compliance costs. We cannot assure you that any limitation of liability provisions in our contracts for a security lapse or breach would be enforceable, adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim related to such lapse or breach. We also cannot be sure that our existing insurance coverage will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims related to a security breach, or that the insurer will not deny coverage as to any future claim. Our existing general liability and cyber liability insurance policies may not cover, or may cover only a portion of, any potential claims related to security lapses or breaches to which we are exposed or may not be adequate to indemnify us for all or any portion of liabilities that may be imposed. We also cannot be certain that our existing insurance coverage will continue to be available on economically reasonable terms or in amounts sufficient to cover the potentially significant losses that may result from a security incident or breach, which could therefore have a material adverse effect on our business, financial condition and results of operations.
Lengthy sales cycles with large enterprises make it difficult to predict our future revenue and may cause variability in our operating results.
Our sales cycle can vary substantially from merchant to merchant, but with large enterprises it typically requires 25 to 55 weeks on average from the time we designate a merchant as a sales qualified lead to execution of an agreement with that merchant. Our ability to forecast revenue accurately is affected by our ability to forecast new merchant acquisitions. Lengthy sales cycles make it difficult to predict the quarter in which revenue from a new merchant may first be recognized. If we overestimate new merchant growth in a particular period or generally, our revenue will not grow as quickly as our forecasts, our costs and expenses may continue to exceed our revenue, and our results of operations will be adversely affected. In addition, we may not meet or may be required to revise guidance that we have provided to the public, if any.
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
Our business is seasonal in nature and our GMV and revenues are typically highest in the calendar fourth quarter. Our revenue is directly correlated with the level of revenue that our merchants generate, and our merchants typically generate the most revenue in the calendar fourth quarter, which includes Black Friday, Cyber Monday, the holiday season, and other peak events included in the ecommerce calendar, such as Chinese Singles’ Day and Thanksgiving. Our gross profit margin typically follows a similar trend. For the years ended December 31, 2023 and 2022, calendar fourth quarter revenue represented approximately 28% and 30% of our total revenues, respectively. As a result, our revenue will typically decline in the calendar first quarter of each year relative to the calendar fourth quarter of the previous year.
Any service disruption affecting our products, especially during the calendar fourth quarter, could have a negative effect on our operating results. Surges in volumes during peak periods may strain our technological infrastructure and merchant support activities, which may reduce our revenue and the attractiveness of our products.

Any disruption to our operations or the operations of our merchants during the calendar fourth quarter could lead to a material decrease in revenues relative to our expectations for the calendar fourth quarter, which could in turn result in a significant shortfall in revenue, results of operations and operating cash flows for the full year.
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
We derive a significant portion of our revenues from a few significant merchants, each of which operates in the ecommerce retail sector. For the three years ended December 31, 2023, 2022 and 2021, our three largest merchants in the aggregate accounted for 28%, 25% and 30% of our revenues, respectively. In addition, our five largest merchants in aggregate accounted for approximately 38%, 34% and 39% of our revenues for the years ended December 31, 2023, 2022 and 2021, respectively. If any of these merchants experience declining or delayed sales or other business interruptions due to market, economic, or competitive conditions, the fees we receive from such merchant will decline proportionally. Further, because the retail sector, where most of our major merchants operate, is generally susceptible to macroeconomic factors, we too are susceptible to macroeconomic factors. See “Item 3.D. “Risk Factors-Risks Relating to our Business and Industry-Our revenue is impacted, to a significant extent, by macroeconomic conditions and the financial performance of our merchants.” In addition, we could be pressured to reduce our prices, make other contractual concessions or we could experience a decline in the demand for our products, any of which could negatively affect our business, financial condition, and results of operations. If any of our five largest merchants terminate their relationships with us, become subject to bankruptcy proceedings, or otherwise cease operating, such termination, bankruptcy or cessation of operations would materially negatively affect our business, financial condition, and results of operations. Furthermore, if any of our largest merchants terminate their relationships with us, or if these merchants experience declining or delayed ecommerce sales or other business interruptions, our estimates and forecasts relating to the size and expected growth of our market and our revenues may prove to be inaccurate.
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
Our ability to attract new merchants and increase revenue from existing merchants depends on numerous factors, including our ability to enhance and improve our existing products, increase adoption and usage of our products, and introduce new products and capabilities. In particular, if we are not able to develop technology that is able to keep pace with new and increasingly complex fraud schemes or that is able to solve new or different problems for our merchants, we may not be able to achieve a return on investment that satisfies our merchants. The success of any enhancements or new products depends on several factors, including timely completion, adequate quality testing, introduction to the market, and market acceptance. Any products we develop may not be introduced in a timely or cost-effective manner (or at all), may contain errors or defects, or may not achieve the broad market acceptance necessary to generate sufficient revenue. If we are unable to successfully enhance our existing products to meet merchant requirements, increase adoption and usage of our products, or develop new products, our business, financial condition, and results of operations may be adversely affected.
If we are unable to continue to increase the sales of our products to large enterprises while mitigating the risks associated with serving such merchants, our business, financial condition and results of operations may be adversely affected.
Our growth strategy is dependent, in large part, upon the continued increase of sales to large enterprises. For the year ended December 31, 2023, we estimate that more than 90% of our Billings were derived from merchants generating over $75 million in online sales per year. Sales to large enterprises involve risks that may not be present or that are present to a lesser extent with sales to smaller entities, such as longer sales cycles, more complex merchant requirements, substantial upfront sales costs, and less predictability in completing some of our sales. For example, large enterprises may require considerable time to evaluate and test our applications and those of our competitors prior to making a purchase decision and placing an order. A number of factors influence the length and variability of our sales cycle, including the need to educate potential merchants about the uses and benefits of our products, the discretionary nature of purchasing and budget cycles, and the competitive nature of evaluation and purchasing approval processes. As a result, the length of our sales cycle may vary significantly from merchant to merchant, and sales to large enterprises typically take longer to complete. Moreover, large enterprises often request pilot periods or begin by deploying our products on a limited basis, but nevertheless require configuration, integration services, and pricing negotiations, which increase our upfront investment in the sales effort with no guarantee that these merchants will deploy our products widely enough across their organization to justify the substantial upfront investment. Our ability to improve our sales to such large enterprises is also partially dependent on our ability to continue to attract, train and retain sales personnel with experience selling to large enterprises, and competition for such personnel can be intense.
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
To execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for software engineers experienced in designing and developing software as a service (“SaaS”) applications and experienced sales professionals. Competition for talent in Israel has in the past been and remains intense. See Item 3.D. “Risk Factors ― Risks Relating to our Incorporation and Location in Israel — Due to competition for highly skilled personnel in Israel, we may fail to attract, recruit, retain and develop qualified employees, which could materially and adversely impact our business, financial condition and results of operations.” If we are unable to attract such personnel remotely or in cities or countries where we are located, we may need to hire in other locations which may add to the complexity and costs of our business operations. In particular, we recently established a research and development hub in Portugal in order to enhance and expand our talent pool and to help rationalize our labor costs. There can be no guarantee that we will be successful in continuing to hire in this region, that we will be successful in integrating our research and development teams across locations, or that such initiative will lead to meaningful and sustainable cost savings. From time to time, we have experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached their legal obligations, resulting in a diversion of our time and resources.
In addition, prospective and existing employees often consider the value of the equity awards they receive in connection with their employment, in addition to their cash compensation. The market price of our stock has experienced significant volatility. Significant declines in the value of our stock, has, and may in the future, impact our ability to compensate employees appropriately and to attract and retain talent. If the total compensation, including the amount or value of equity awards offered to employees is perceived to be less favorable than total compensation or equity awards offered by other companies with whom we compete for talent, or the perceived value of our equity awards declines, experiences significant volatility, or increases such that prospective employees believe that they are not being fairly compensated or that there is limited upside to the value of the Company’s equity awards, it may adversely affect our ability to recruit and retain key employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business, financial condition and results of operations may be adversely affected.
In the event of continued stock price volatility in the future, we may determine that it is necessary to grant equity awards to our employees, outside of ordinary ranges, to recalibrate total compensation and help recruit and retain talent. Existing shareholders may experience significant dilution of their ownership interests as a result of such grants.
We may need to change our prices and pricing structure from time to time, which may negatively impact our business.
We typically charge our merchants a percentage of the value of the transactions that we approve. The fee we charge our merchants is a risk-adjusted price (based on a variety of factors including historical fraud levels, approval rate commitment, industry vertical and geographic region), which is expressed as a percentage of the GMV dollars that we approve. We expect we may need to change our pricing model from time to time, including as a response to updates or enhancements to our product suite, and in response to changes in global economic conditions or reductions in our merchants’ spending levels generally.
Through our Chargeback Guarantee product, we provide a Chargeback Guarantee to our merchants for transactions that our ecommerce risk intelligence platform approves that are subsequently determined to be fraudulent and for which a valid chargeback reimbursement request is received by our merchant. Pursuant to our Chargeback Guarantee, we may be required to issue a significant amount of credits to merchants. The credit issued via the invoice we provide to our merchants generally equates to the approved transaction amount, which exceeds the fee we charge for the associated transaction. This business model requires us to accurately predict the amount of credits we expect to issue in order to determine the appropriate pricing structure for our products, and failure to do so may negatively affect our financial condition. While chargebacks are intended as a consumer protection mechanism from fraudulent transactions, they are also susceptible to abuse and “friendly fraud”. For example, friendly fraud may occur when a consumer, rather than returning an order they are dissatisfied with, instead initiates the chargeback process to avoid a complicated returns process. Friendly fraud may violate the merchant’s cancellation policies and, depending on the jurisdiction, may also be unlawful. Nevertheless, to the extent a chargeback reimbursement request is received by our merchants, even in instances of friendly fraud or other chargeback abuse, we may be required to issue significant credits to our merchants in respect of these transactions. While we employ a variety of strategies to minimize our exposure to friendly fraud and other chargeback abuses, it is often difficult to differentiate friendly fraud and other chargeback abuses from “true” fraud. Any increase in chargeback abuse, including friendly fraud, may impact the our ability to accurately predict the amount of credits we expect to issue in order to determine the appropriate pricing structure for our products, which could negatively impact our business operations and financial performance.
Similarly, as we introduce new products, or as a result of the evolution of our existing products, including reviewing ACH payments and covering non-fraud related chargebacks, and as the methods and techniques used to perpetrate fraud evolve, we may have difficulty determining the appropriate pricing structure for our products.
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
We have been subject to securities class-action litigation and may be subject to similar or other litigation in the future, all of which will require significant management attention, could result in significant legal expenses and may result in unfavorable outcomes, all or any of which could adversely affect our operating results, harm our reputation or otherwise negatively impact our business.
We have been, and may in the future become, subject to litigation or claims arising in or outside the ordinary course of business that could negatively affect our business operations and financial condition, including securities class actions and shareholder derivative actions, both of which are typically expensive to defend. For example, in May 2022, a putative securities class action complaint was filed in federal court in the United States by certain of our shareholders against us, certain of our current and former officers and directors, and our underwriters alleging violations of the Securities Act in connection with our IPO-related disclosures, and seeking unspecified damages. On June 2, 2023, the Court granted our motion to dismiss the complaint in its entirety, with prejudice.
The outcome of any litigation, regardless of its merits, is inherently uncertain. Any claims and lawsuits, and the disposition of such claims and lawsuits, could be time-consuming and expensive to resolve, divert management attention and resources, cause reputational harm, and lead to attempts on the part of other parties to pursue similar claims. Any adverse determination related to litigation could adversely affect our operating results, harm our reputation or otherwise negatively impact our business. In addition, depending on the nature and timing of any such dispute, a resolution of a legal matter could materially affect our future operating results, our cash flows or both.
We are exposed to fluctuations in currency exchange rates, which could negatively affect our operating results.

A majority of our merchant agreements and partner and services contracts are denominated in U.S. dollars, and therefore substantially all of our revenue transactions are not subject to foreign currency risk as the U.S. dollar is also the functional currency of our consolidated subsidiaries. However, an increasing portion of our revenue is denominated in foreign currencies, in particular the Euro ("EUR"). A weakening of foreign currencies against the U.S. dollar will negatively affect our revenues. In addition, an increasing portion of our operating expenses are denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates. In particular, any strengthening of the New Israeli Shekels, or NIS, against the U.S. dollar will result in increasing costs. While we have robust hedging programs in place, if we are not able to successfully hedge against these risks in the future, our operating results could be adversely affected. For discussion of the impact of fluctuations in foreign currency exchange rates on our business, see Item 11. “Quantitative and Qualitative Disclosures About Market Risk-Foreign Currency Exchange Risk.”
We may need additional capital, and we cannot be sure that additional financing will be available on favorable terms, if at all.
Historically, we have funded our operations and capital expenditures primarily through equity issuances and cash generated from our operations. Although we currently anticipate that our available funds and cash flow from operations will be sufficient to meet our cash needs for the foreseeable future, we may require additional financing and we may not be able to obtain such financing on favorable terms, or at all. Our ability to obtain financing will depend on, among other things, our development efforts, business plans, operating performance and the condition of capital markets at the time we seek financing. In addition, various macroeconomic factors, such as the increasingly high U.S. national debt and sustained high interest rates, can reduce the availability of, or increase the price at which we can access additional capital. If we raise additional funds through the issuance of equity, equity-linked, or convertible debt securities, to fund operations or on an opportunistic basis, those securities may have rights, preferences, or privileges senior to the rights of our Class A ordinary shares, or may require us to agree to restrictive covenants or unfavorable terms, and our existing shareholders may experience significant dilution of their ownership interests. Any debt financing we may secure in the future could involve restrictive covenants that may impose significant operating and financial restrictions on us, and may limit our ability to engage in acts that may be in our long-term best interest, including restrictions on our ability to incur indebtedness, incur liens, enter into mergers or consolidations, dispose of assets, pay dividends, make acquisitions and make investments, loans and advances. These restrictions may affect our ability to grow in accordance with our strategy, limit our ability to raise additional debt or equity financing to operate our business, including during economic or business downturns, and limit our ability to compete effectively or take advantage of new business opportunities. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth, scale our infrastructure, develop product enhancements, and respond to business challenges could be significantly impaired, and our business, financial condition and results of operations may be adversely affected.
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
We outsource substantially all of the infrastructure relating to our cloud offerings to Public Cloud Providers, such as Amazon Web Services. Merchants of our cloud-based SaaS products need to be able to access our ecommerce risk intelligence platform at any time, without interruption or degradation of performance, and we provide them with service level commitments with respect to uptime. Our cloud-based SaaS products depend on protecting the virtual cloud infrastructure hosted by Public Cloud Providers by maintaining its configuration, architecture, features and interconnection specifications, as well as maintaining the information stored in these virtual data centers and transmitted by third-party internet service providers. While our Public Cloud Providers typically have robust backup and disaster recovery plans and processes in place, any incident affecting our Public Cloud Providers’ infrastructure that may be caused by fire, flood, severe storm, earthquake or other natural disasters, viruses, cyberattacks, terrorist or other attacks, and other similar events beyond our control could negatively affect our cloud-based SaaS products. Certain of these events may become more frequent or severe as a result of climate change. Climate change may also result in certain chronic changes to the physical environment, such as changes to temperature/precipitation patterns or sea-level rise, which may adversely impact the infrastructure we rely on or otherwise adversely impact our operations. A prolonged service disruption affecting our cloud-based offerings for any of the foregoing reasons would negatively impact our ability to serve our merchants and could damage our reputation with current and potential merchants, expose us to liability, cause us to lose merchants or otherwise have an adverse effect on our business, financial condition, and results of operations. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the Public Cloud Provider services we use.
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
In relation to the field of artificial intelligence and machine learning, there is uncertainty and ongoing litigation in different jurisdictions as to the degree and extent of protection warranted for artificial intelligence and machine learning systems, including as to materials that were created by artificial intelligence technologies. If we fail to protect our intellectual property rights adequately, including with respect to any artificial intelligence or machine learning technologies, our competitors may gain access to our technology and our business, financial condition, and results of operations may be adversely affected. Additionally, we may use artificial intelligence tools, including tools provided by third parties, to develop or assist in the development of our own software code. While use of such tools makes our development process more efficient, artificial intelligence tools have sometimes generated content that is “substantially similar” to proprietary or open source code on which the artificial intelligence tool was trained. If such artificial intelligence tools generate code that is too similar to other proprietary code, or to software processes that are protected by patent, we could be subject to intellectual property infringement claims. Further, we may be unable to recover any or all defense costs or damages as a result of infringement claims from the third-party providers of such artificial intelligence tools. If the artificial intelligence tools we use generate code that is too similar to open source code, we risk losing protection of our own proprietary code that is commingled with such code. In addition, we may experience difficulties in enforcing the intellectual property rights in code generated by artificial intelligence tools. The United States Copyright Office has previously denied copyright protection for images generated by artificial intelligence tools, and the United States Patent and Trademark Office has similarly stated that an artificial intelligence tool cannot be an “inventor” of a patent, rendering it impossible to obtain patent protection for inventions created solely by artificial intelligence tools. Finally, the terms of use of any third-party artificial intelligence tools may state that the third-party provider retains rights in the generated code.
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

Our continued growth depends in part on the ability of our existing and potential merchants to access our products and ecommerce risk intelligence platform capabilities at any time and within an acceptable amount of time. Interruptions in our products or performance problems, for whatever reason, could undermine our merchants’ confidence in our products and cause us to lose merchants or make it more difficult to attract new ones. We have experienced, and may in the future experience, disruptions, outages, and other performance problems due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints due to an overwhelming number of users accessing our products and platform capabilities simultaneously, DDoS attacks, or other security-related incidents or attacks. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times and as our products and platform capabilities become more complex and our user traffic increases. If our products and platform capabilities are unavailable or if our merchants are unable to access our products and platform capabilities within a reasonable amount of time or at all, our revenues, our results of operations and financial condition may be adversely affected. We provide credits to our merchants for consumer transactions that our platform approves that are subsequently determined to be fraudulent and for which our merchants receive a chargeback. Any performance malfunction in our platform could result in us approving fraudulent consumer transactions in excess of anticipated levels and, to the extent chargebacks are received by our merchants, require us to issue a significant amount of credits to merchants. Issuing a significant amount of credits or refunds to merchants would negatively impact our financial position. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, this may cause merchants to terminate their agreements with us, impair our ability to grow our merchant base, subject us to financial liabilities and our business, financial condition and results of operations may be adversely affected.
Our proprietary machine learning models rely in part on the use of our merchants’ data and other third-party data, and if we lose the ability to use such data, if our merchants fail to collect such data, if there are disruptions in our ability to access such data, or if such data contain inaccuracies, our business could be adversely affected.
We rely on our proprietary machine learning models, which are statistical models built using a variety of data-sets. Our machine learning models rely on a wide variety of data sources, including data collected from our merchants as part of our automated decisioning process and in some cases data collected from third parties. Under our agreements with certain merchants, we receive licenses to use data collected directly from those merchants’ consumers’ internet browsers. Such licenses may impose restrictions on how such data may be used, including, for example, restrictions on the collection or use of data from certain jurisdictions. If we are unable to access and use data collected from our merchants or their consumers as part of our automated decisioning process, or other third-party data used in our machine learning models, or our access to such data is limited, for example, due to new or changing laws, regulations or policies of third parties, commercial disputes, or access disruptions to third-party data sources due to DDoS attacks, or other security-related incidents or attacks impacting those third-party data sources, our ability to accurately evaluate potential transactions, detect fraud and verify consumers’ data would be compromised. In addition, technology strategies employed by certain merchants, including “headless commerce”, which refers to the decoupling of a merchant’s front-end customer experience technology from their back-end ecommerce platform, may result in the fragmentation of consumer data points across sources. If our merchants are unable to capture all the data points from their consumers that our machine learning models require, the accuracy of our machine learning models may be affected, or we may not be able to do business with merchants employing this, or similar, technology strategies.
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
We and certain of our third-party service providers are subject to federal, state, and international laws relating to the collection, use, storage, disclosure, retention, security, transfer and other processing of personal data, and consumer information, including payment card data, as such terms are commonly understood. The regulatory framework worldwide for privacy and security, particularly as they relate to the use of data in artificial intelligence and machine learning is rapidly evolving and as a result implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. We publicly post documentation regarding our data processing practices. Although we endeavor to ensure that our public statements are complete, accurate and fully implemented, we may at times fail to do so or be alleged to have failed to do so. We may be subject to potential regulatory or other legal action if such policies or statements are found to be deceptive, unfair or misrepresentative of our actual practices.
Complying with these data, data protection, privacy or security laws, regulations, or industry standards has required and may continue to require us to incur substantial operational costs and Company resources. Because the interpretation and application of many privacy and data protection laws and contractually imposed industry standards are uncertain, it is possible that these laws may be inconsistent or conflicting with each other or interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our products and ecommerce risk intelligence platform capabilities. If so, in addition to the possibility of fines, lawsuits, and other claims and penalties, we could be required to fundamentally change our business activities and practices or modify our products and platform capabilities, which could have an adverse effect on our revenues, our results of operations and financial condition. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable privacy and data security laws, regulations, policies, industry standards, or social expectations of corporate fairness, could result in additional cost and liability to us, damage our reputation, inhibit sales, and adversely affect our revenues, our results of operations and financial condition. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to the businesses of our merchants may limit the use and adoption of, and reduce the overall demand for, our products. Privacy and data security concerns, whether valid or not valid, may inhibit market adoption of our products, particularly in certain industries and foreign countries. If we are not able to adjust to changing laws, regulations, and standards related to the Internet, our business, financial condition and results of operations may be adversely affected.

United States
In the United States, risks of actual or perceived non-compliance include enforcement actions under federal and state laws, rules and regulations. In addition, privacy advocates and industry groups have approved, and may propose and approve in the future, self-regulatory standards with which we must comply or that contractually apply to us. If we fail to follow applicable security standards even if no consumer information is compromised, we may incur significant fines or experience a significant increase in costs or reputational damage.
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
The California Consumer Privacy Act, or the CCPA, among other things, gives California residents rights over their personal information, provides for civil penalties for violations (as well as a private right of action certain for data breaches) and establishes a dedicated California privacy regulator, the California Privacy Protection Agency. Following the enactment of the CCPA, comprehensive privacy statutes that share similarities with the CCPA have been enacted or are being considered in a number of states. Any failure or perceived failure by us to comply with these laws could result in proceedings or actions against us.
These laws demonstrate a trend toward more stringent privacy legislation in the United States, which could increase our potential liability and adversely affect our revenues, our results of operations and financial condition.
European Economic Area, United Kingdom and Israel.
The European Economic Area’s (“EEA”) data protection landscape is evolving, resulting in possible significant and operational costs for internal compliance and risks to our business.
The General Data Protection Regulation 2016/679 (the “GDPR”), and the UK Data Protection Act 2018 and the UK General Data Protection Regulation (together the “UK GDPR”), impose robust obligations on controllers and processors for the processing of personal data. Failure to comply with these obligations can result in significant fines and other liability under applicable law. In particular, since we are under the supervision of relevant data protection authorities in both the EEA and the United Kingdom, we may be fined under both the GDPR and UK GDPR in respect of the same breach. Additional enforcement action may be taken, such as enforcement notices, assessment notices (for a compulsory audit), orders to cease/change our data processing activities. Further adverse consequences of an infringement of the GDPR or the UK GDPR may include civil claims for material and immaterial damages from the affected individuals. Implementing legislation of individual Member States also provides for criminal sanctions for specific violations, which may also entail the loss of any profits realized as a result of infringements of the GDPR or the UK GDPR. Finally, in addition to these regulatory risks, any infringement of such legislation could lead to reputational risk and significantly undermine customers’ trust in our business.
There is currently complexity and uncertainty regarding transfers of personal data from the EEA to countries outside the EEA. We expect this complexity and uncertainty, and enhanced scrutiny by regulators, to continue and we cannot guarantee the ongoing efficacy and longevity of our data transfer mechanisms (including the European Commission’s standard contractual clauses, or SCCs). These recent developments may require us to review and amend the legal mechanisms by which we transfer personal data from the EEA and the United Kingdom. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the SCCs cannot be used, and/or take enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our products, the geographical location or segregation of our relevant systems and operations, and could adversely affect our business, financial condition and results of operation.
The GDPR also imposes stringent rules and restrictions on automated decision making including profiling, that results in a legal or similarly significant effect on an individual. A recent decision of the CJEU has introduced uncertainty in the interpretation of these rules, and may bring certain of our functionalities into scope of these rules on automated decision making. Following a referral from a German court, the CJEU has expanded the scope for automated decision making under the GDPR by finding that automated decision making activities (such as credit scoring) can fall within the GDPR’s restrictions even if the legal or similarly significant effect for the individual is carried out by a third party (such as a bank declining an application for a loan), in the certain circumstances. According to the CJEU, the concept of a ‘decision’ (in automated decision making) needs to be interpreted broadly. The judgment concluded that a decision may include a number of acts which produce a legal effect concerning an individual and also acts which similarly significantly affect the individual.
Depending on how regulators and courts apply this judgment going forward, it may have a significant impact on our business operations including our use of automated data processing to enable merchants to accept or decline an order.
In addition to the GDPR, we are subject to evolving EU and UK laws on cookies, tracking technologies and e-marketing. Recent European and regulator court decisions are driving increased attention to cookies and tracking technologies. If the trend of increasing enforcement by regulators of the strict approach to opt-in consent for all but essential use cases, as seen in recent guidance and decisions continues, this could lead to substantial costs, and could require significant systems changes, limit the effectiveness of our fraud detection capabilities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially target individuals, may lead to broader restrictions and impairments on our marketing and personalization activities, may negatively impact our efforts to understand users, and, as a result of us being able to process less data, make our automated decisioning process less accurate. In light of the complex and evolving nature of EU, EU Member State and UK privacy laws on cookies and tracking technologies, there can be no assurances that we will be successful in our efforts to comply with such laws; violations of such laws could result in regulatory investigations, fines, orders to cease/ change our use of such technologies, as well as civil claims including class actions, and reputational damage.
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
In addition, we are also subject to the Israeli Privacy Protection Law, 5741-1981, and its regulations, including the Israeli Privacy Protection Regulations (Data Security), 5767-2017, or the Data Security Regulations, as well as the guidelines of the Israeli Privacy Protection Authority, together the PPL, which impose obligations with respect to the manner personal data is processed. In this respect, the Data Security Regulations may require us to adjust our data protection and data security practices, information security measures, certain organizational procedures, applicable positions (such as an information security manager) and other technical and organizational security measures. Failure to comply with the PPL may expose us to administrative fines, civil claims (including class actions) and in certain cases criminal liability. In addition, we may also need to take certain remedial actions to rectify such irregularities, which may increase our costs.

While it is generally the laws of the jurisdiction in which a business is located that apply, there is a risk that data protection regulators of other countries may seek jurisdiction over our remote activities in locations in which we process data or serve merchants or shoppers but do not have an operating entity. Where the local data protection and privacy laws of a jurisdiction apply, we may be required to register our operations in that jurisdiction or make changes to our business so that shopper data is only collected and processed in accordance with applicable local law. In addition, because our services are accessible worldwide, certain foreign jurisdictions may claim that we are required to comply with their privacy and data protection laws, including in jurisdictions where we have no local entity, employees or infrastructure. In such cases, we may require additional legal review and resources to ensure compliance with any applicable privacy or data protection laws and regulations. In addition, in many jurisdictions there may in the future be new legislation that may affect our business and require additional legal review.
China
We are subject to various Chinese laws and regulations which impose strict requirements on cybersecurity, data handling and personal information protection. For example, under China’s Cybersecurity Law (“CSL”), any collection, use, transfer and storage of personal information of a Chinese citizen through a network by the network operator should be based on the three principles of legitimacy, justification and necessity and requires the consent of the data subject.
China’s Data Security Law (“DSL”) regulates data activities and entities and individuals carrying out data (including those relating to personal data) activities must abide by various data security obligations, including, to classify and protect data based on the importance of data to the state’s economic development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The CSL and DSL both have a data localization requirement and require personal information processed by operators of critical information infrastructure (“CIIOs”) and for important data collected and generated from within China to be stored locally in China unless a security assessment organized by the relevant authorities is passed. Finally, China’s Personal Information Protection Law (“PIPL) clarifies the scope of application, the definitions of personal information and sensitive personal information (which includes medical and health information), the legality of personal information processing and the basic requirements of notice and consent, among other things. The PIPL also sets out data localization requirements for CIIOs and personal information processors who process personal information above a certain threshold prescribed by the relevant authorities. The PIPL includes a list of rules which must be complied with prior to the transfer of personal information outside of China, such as compliance with a security assessment or certification by an agency designated by the relevant authorities or entering into standard form model contracts approved by the relevant authorities with the overseas recipient.
In addition to the CSL, DSL and the PIPL, the Chinese government authorities promulgated several regulations or released a number of draft regulations for public comments which are designed to provide further implemental guidance in accordance with the laws mentioned above.
We cannot predict what impact Chinese laws and regulations, in particular the CSL, DSL and PIPL, or the increased costs of compliance, if any, will have on our operations in China due to their recent enactment and the limited guidance available, particularly on PIPL, which entities are awaiting further guidance on. It is also generally unclear how the laws will be interpreted and enforced in practice by the relevant government authorities as often the abovementioned laws are drafted broadly and thus leaves great discretion to the relevant government authorities to exercise.
As the regulatory framework for machine learning technology and artificial intelligence evolves, including with respect to unintentional bias and discrimination, our business, financial condition, and results of operations may be adversely affected.

Our business increasingly relies on artificial intelligence, machine learning and automated decision making. The regulatory framework for this technology is rapidly evolving, and we may not always be able to anticipate how to respond to these laws or regulations. Many federal, state and foreign government bodies and agencies have introduced or are currently considering additional laws and regulations governing the use of such technologies. There is also an increase in litigation in a number of jurisdictions, including the United States, relating to the development, security and use of artificial intelligence. In October 2023, President Biden issued the Executive Order on Safe, Secure and Trustworthy Artificial Intelligence (“The Order”) with the goal of promoting the “safe, secure, and trustworthy development and use of artificial intelligence in the United States.” The Order has established certain new standards for the training, testing and cybersecurity of sophisticated artificial intelligence models, and the Order has also instructed other federal agencies to promulgate additional regulations within certain timeframes from the date of the Order. Federal artificial intelligence legislation has also been introduced in the U.S. Senate. Such additional regulations may impact our ability to develop, use and commercialize artificial intelligence and machine learning technologies in the future. Additionally, in December 2023, new laws regulating artificial intelligence have been enacted in China, and the European Parliament and Council reached a political agreement on the European Union's Artificial Intelligence Act (the “EU AI Act”), which seeks to create a comprehensive legal framework for the regulation of artificial intelligence systems across the EU. The final text of the EU AI Act is expected to be published in early 2024 with the majority of obligations expected to take effect by 2026. Once fully applicable, the EU AI Act will have a material impact on the way artificial intelligence is regulated in the EU, including requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, general purpose artificial intelligence and foundation models, and fines for breach of up to 7% of worldwide annual turnover. In 2022 and 2023, China implemented a number of regulations to govern generative artificial intelligence, algorithmic recommendation and deep synthesis technologies, namely the Interim Provisions on Management of Generative Artificial Intelligence Services, Administrative Provisions on Algorithm Recommendation for Internet Information Services and Provisions on Management of Deep Synthesis in Internet Information Service, respectively. Such regulations impose strict obligations on service providers, among other entities, with respect to their provision and use of generative artificial intelligence, algorithmic recommendation and deep synthesis technologies. For example, service providers must file the algorithms used and complete a security assessment with the local CAC before the provision of the service. The regulatory framework in China is expected to have a material impact on the way artificial intelligence is regulated in China, and together with developing guidance and/or decisions in this area, may affect our use of artificial intelligence and our ability to provide and to improve our services, require additional compliance measures and changes to our operations and processes, result in increased compliance costs and potential increases in civil claims against us, and could adversely affect our business, operations and financial condition. It is possible that the EU AI Act and the US artificial intelligence framework, along with the adoption of new laws and regulations in other jurisdictions, or the interpretation of existing laws and regulations, may affect the operation of our ecommerce risk intelligence platform and the way in which we use artificial intelligence and machine learning technology, including with respect to how we train our models, unintentional bias and discrimination. Failure to comply with such laws or regulations could subject us to legal or regulatory liability. Further, the cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and results of operations.
Our implementation and use of artificial intelligence and machine learning technologies may not be successful, which may impair our ability to compete effectively, result in reputational harm and have an adverse effect on our business.
We use machine learning, artificial intelligence and automated decision making technologies throughout our business, and are making significant investments to continuously improve our use of such technologies. For example, we use machine learning and artificial intelligence technologies to power our ecommerce risk intelligence platform. As with many technological innovations, there are significant risks and challenges involved in developing, maintaining and deploying these technologies and there can be no assurance that the usage of such technologies will always enhance our products or services or be beneficial to our business, including our efficiency or profitability.
Further, changes and ongoing development in how we use artificial intelligence and machine learning technologies and how we train our models, in particular if those artificial intelligence or machine learning models are (i) incorrectly designed or implemented; (ii) trained or reliant on incomplete, inadequate, inaccurate, biased or otherwise poor quality data; and/ or (iii) are adversely impacted by unforeseen defects, technical challenges, cybersecurity threats or material performance issues, the performance of our ecommerce risk intelligence platform and business, as well as our reputation and the reputations of our customers and partners, could suffer or we could incur liability through the violation of laws or contracts to which we are a party or through civil claims.
The market for artificial intelligence and machine learning technologies is rapidly evolving and remains unproven in many industries, including our own. We cannot be sure that the market will continue to grow or that it will grow in ways we anticipate. We are in varying stages of development in relation to our products or services which utilize proprietary artificial intelligence and machine learning technologies, and we may not be successful in our ongoing development of these technologies in the face of novel and evolving technical, reputational and market factors. Our failure to successfully develop and commercialize our products or services which utilize proprietary machine learning and artificial intelligence technologies could depress the market price of our stock and impair our ability to (i) raise capital; (ii) expand our business; (iii) provide, improve and diversify our product offerings; (iv) continue our operations and efficiently manage our operating expenses; and (v) respond effectively to competitive developments.
The continuous development, maintenance and operation of our artificial intelligence and machine learning technologies is expensive and complex, and may involve unforeseen difficulties including material performance problems, undetected defects or errors. We may encounter technical obstacles, and it is possible that we may discover additional problems that may prevent our proprietary technologies from operating properly, which could adversely affect our business, customer relationships and reputation.
We face significant competition from other companies in our industry in relation to the development and deployment of artificial intelligence and machine learning technologies. Those other companies may develop artificial intelligence technologies that are similar or superior to ours and/or are more cost-effective and/or quicker to develop and deploy. If we cannot develop, offer or deploy new artificial intelligence or machine learning technologies as effectively, as quickly and/ or as cost-efficiently as our competitors, we could experience a material adverse effect on our operating results of operation, customer relationships and growth.
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
We may in the future seek to acquire or invest in businesses, joint ventures, products and platform capabilities, or technologies that we believe could complement or expand our products and platform capabilities, enhance our technical capabilities, or otherwise offer growth opportunities. Any such acquisition or investment may cause us to incur various expenses in identifying, investigating, and pursuing suitable opportunities, whether or not the transactions are completed, and may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products and platform capabilities, personnel, or operations of the acquired companies, particularly if we are unable to retain the key personnel of the acquired company, their software is not easily adapted to work with our ecommerce risk intelligence platform, or we have difficulty retaining the merchants of any acquired business due to changes in ownership, management, or otherwise. These transactions may also disrupt our business, divert our resources, and require significant management attention that would otherwise be available for development of our existing business. We have not historically made any acquisitions and have limited experience in acquiring other businesses. Any such transactions that we are able to complete may not result in any synergies or other benefits we had expected to achieve, which could result in substantial impairment charges.
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
While we may not be able to enforce non-compete agreements we enter into with employees in certain locations, our current and future competition may attempt to enforce similar agreements with individuals we recruit or attempt to recruit.
We generally enter into agreements with employees in certain locations which prohibit those employees, if they cease working for us, from competing directly with us or working for our current and future competition for a limited period. However, we may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work, and it may be difficult for us to restrict our current and future competition from benefiting from the expertise our former employees developed while working for us. For example, Israeli labor courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer that have been recognized by the courts, such as the protection of a company’s trade secrets or other intellectual property. In addition, in the United States, the Federal Trade Commission (“FTC”) has proposed rules that, if adopted, would ban post-termination non-compete clauses and require employers to rescind existing ones.
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
The Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers as appropriate to allow timely decisions regarding required disclosure. We are also continuing to improve our internal control over financial reporting. In order to maintain the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight, as well as outside consultants. If any of these controls and systems do not perform as expected, we may experience material weaknesses in our controls.
We are required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting pursuant to Section 404(a) of the Sarbanes-Oxley Act in our annual reports. This assessment must include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. Despite our efforts, there is a risk that we will not be able to conclude that our internal control over financial reporting is effective. Any failure to develop or maintain effective controls could cause us to fail to meet our reporting obligations and may result in a restatement of our consolidated financial statements for prior periods. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. Additionally, when we are no longer an “emerging growth company,” our independent registered public accounting firm will be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating.

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
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in our consolidated financial statements and accompanying notes. Actual results could differ materially from these estimates. We base our estimates on assumptions (both historical and forward-looking), trends, and various other assumptions that are believed to be reasonable, as provided in Note 2 to our consolidated financial statements. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, in addition to the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates are used to prepare our consolidated financial statements, including those related to the estimated period of benefit on deferred contract costs, the capitalization of certain costs to fulfill a contract, the allowance for credit losses, the fair value of financial assets and liabilities including the fair value of derivatives, the useful lives of property and equipment, capitalization and estimated useful life of internal-use software, share-based compensation including the determination of the fair value of our ordinary shares (prior to IPO), the fair value of indemnification guarantees and the associated systematic and rational amortization method, provisions for chargebacks, the fair value of convertible preferred share warrant liabilities and convertible preferred share tranche rights (prior to IPO), incremental borrowing rate (“IBR”) used for operating lease right-of-use (“ROU”) assets and operating lease liabilities, and the valuation of deferred tax assets and uncertain tax positions.
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
We, as with other companies, are facing increasing scrutiny related to our ESG practices and disclosures from certain investors, capital providers, shareholder advocacy groups, other market participants, customers, and other stakeholder groups. For example, certain institutional and individual investors have requested various ESG-related information and disclosures as they increasingly incorporate ESG criteria in making investment and voting decisions. With this increased focus, public reporting regarding ESG practices is becoming more broadly expected. Simultaneously, there are efforts by some stakeholders to reduce companies’ efforts on certain ESG-related matters. Both advocates and opponents to certain ESG matters, including diversity, equity and inclusion (“DEI”), are increasingly resorting to a range of activism forms, including media campaigns and litigation, to advance their perspectives. To the extent we are subject to such activism, it may require us to incur costs or otherwise adversely impact our business. Such increased scrutiny may result in increased costs, changes in demands for certain products, enhanced compliance or disclosure obligations, or other adverse impacts on our business, financial condition or results of operations.
While we may at times engage in voluntary initiatives (such as voluntary disclosures, certifications, or goals, among others), such initiatives may be costly and may not have the desired effect. For example, expectations around our management of ESG matters continues to evolve rapidly, in many instances due to factors that are outside of our control. In addition, we may commit to certain initiatives or goals and we may not ultimately be able to achieve such commitments or goals due to cost, technological constraints, or other factors that are within or outside of our control. Moreover, actions or statements that we may take based on expectations, assumptions, or third-party information that we currently believe to be reasonable may subsequently be determined to be erroneous or be subject to misinterpretation. Even if this is not the case, our current actions may subsequently be determined to be insufficient by various stakeholders. If our ESG practices and reporting do not meet investor, consumer, employee, or other stakeholder expectations, which continue to evolve, our brand, reputation and customer retention may be negatively impacted, and we may be subject to investor or regulator engagement regarding such matters, even if they are currently voluntary. Certain market participants, including major institutional investors, use third-party benchmarks or scores to measure our ESG practices in making investment and voting decisions. As ESG best practices, reporting standards and disclosure requirements continue to develop, we may incur increasing costs related to ESG monitoring and reporting. In addition, various policymakers, such as the SEC, the European Union, and the State of California, have adopted (or are considering adopting) new sustainability rules and regulations, including requirements for the disclosure of certain climate- or other ESG-related information, which may require us to incur significant additional costs to comply and impose increased oversight obligations on our management and board of directors. Operating in more than one jurisdiction is likely to make our compliance with ESG and sustainability-related rules more complex and expensive, and potentially expose us to greater levels of legal risks associated with our compliance. Our failure to comply with any applicable rules or regulations could lead to penalties and adversely impact our reputation, customer attraction and retention, access to capital and employee retention. Such ESG matters may also impact our suppliers and customers, which may augment or cause additional impacts on our business, financial condition, or results of operations.
Changes in tax laws or regulations that we are subject to in various tax jurisdictions or disagreements with tax authorities over the application of the current tax laws or regulations may have an adverse effect on us or our merchants and could increase our costs and harm our business.
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
In addition, we are subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. We are currently the subject of a routine tax audit in Israel, administered by the Israel Tax Authority. As a result of this audit or a review of our tax returns by the tax authorities in any other jurisdiction in which we do business, certain additional tax, interest or penalties may be imposed on us. Tax authorities in these jurisdictions may also assert that various withholding requirements apply to us or our subsidiaries or that benefits of tax treaties are not available to us or our subsidiaries. Moreover, given the multijurisdictional developments under the Organization for Economic Co-operation and Development’s, or the OECD, efforts to standardize and modernize global corporate tax policy described further below, it is generally expected that tax authorities in various jurisdictions in which we operate may increase their audit activity and may seek to challenge some of the tax positions we have adopted. It is difficult to assess if and to what extent such challenges, if raised, might impact our effective tax rate. Any of these actions by tax authorities could harm our business and our results of operations.
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
In 2015, the OECD released various reports under its Base Erosion and Profit Shifting, or BEPS, action plan to reform international tax systems and prevent tax avoidance and aggressive tax planning. These actions aim to standardize and modernize global corporate tax policy, including cross-border taxes, transfer-pricing documentation rules, and nexus-based tax incentive practices which in part are focused on challenges arising from the digitalization of the economy. The reports have a very broad scope, including, but not limited to, neutralizing the effects of hybrid mismatch arrangements, limiting base erosion involving interest deductions and other financial payments, countering harmful tax practices, preventing the granting of treaty benefits in inappropriate circumstances, and imposing mandatory disclosure rules. It is the responsibility of OECD members to consider how the BEPS recommendations should be reflected in their national legislation. Many countries are beginning to implement legislation and other guidance to align their international tax rules with the OECD’s BEPS recommendations ― for example, by signing the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent BEPS, or the MLI, which currently has been signed by over 100 jurisdictions, including Israel, which signed the MLI on June 7, 2017. On September 13, 2018, Israel submitted the ratification documents for the agreement, and the agreement entered into effect in Israel on January 1, 2019. The MLI implements some of the measures that the BEPS initiative proposes to be transposed into existing treaties of participating states. Such measures include the inclusion in tax treaties of one, or both, of a “limitation-on-benefit,” or LOB, rule and a “principle purposes test,” or PPT, rule. The application of the LOB rule or the PPT rule could deny the availability of tax treaty benefits (such as a reduced rate of withholding tax) under tax treaties. In January 2019 the OECD announced further work in continuation of the BEPS project, focusing on two “pillars.” On October 8, 2021, 136 countries approved a statement known as the OECD BEPS Inclusive Framework, which builds upon the OECD’s continuation of the BEPS project. The first pillar is focused on the allocation of taxing rights between countries for in-scope large multinational enterprises (with revenue in excess of €20 billion and profitability of at least 10%) that sell goods and services into countries with little or no local physical presence. The second pillar is focused on developing a global minimum tax rate of at least 15% applicable to in-scope multinational enterprises (with revenue in excess of €750 million). Israel is one of the 136 countries that has agreed in principle to the adoption of the global minimum tax rate. The rules for a global minimum tax are expected to be implemented in a number of jurisdictions with effect from 2024. In particular, on December 15, 2022, Council of the EU unanimously adopted the EU Directive on Global Minimum Tax. It is expected that the second Pillar rules will be effective for EU member states for fiscal years beginning on January 1, 2024.
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
•geopolitical conditions or uncertainty, which may include war, political instability or unrest, or terrorism (such as the current war between Israel and Hamas, as well as Ukraine and Russia);
•changes or proposed changes in laws or regulations or differing interpretations or enforcement of laws or regulations affecting our business, including the laws, regulations, card scheme rules or any other frameworks that have the effect of shifting liability for fraud away from merchants;
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
•the timing and amount of our share repurchases (if any);

•publication of research reports or news stories about us, our competition, or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;
•changes in the estimation of the future size and growth rate of our markets; and
•general economic and market conditions.
In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors have, and may in the future, materially harm the market price of our Class A ordinary shares, regardless of our actual operating performance. In addition, in the past, securities class action litigation has often been instituted against companies whose stock price have declined, especially following periods of volatility in the overall market. We have been subject to securities class action litigation in the past. Additional securities class action litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.
We cannot predict the impact our dual class structure may have on the market price of our Class A ordinary shares.
We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A ordinary shares, in adverse publicity or other adverse consequences. Certain investors, including large institutional investors, may prefer companies that do not have multiple share classes or may have investment guidelines that preclude them from investing in companies that have multiple share classes. In addition, certain index providers have previously implemented, and may in the future determine to implement, restrictions on including companies with multiple share classes in certain of their indices. For example, from July 2017 to April 2023, S&P Dow Jones excluded companies with multiple share classes from the S&P Composite 1500 (composed of the S&P 500, S&P MidCap 400 and S&P SmallCap 600). Indices have discretion to reassess and implement such policies with respect to multi-class differing voting right structures. Under any such policies, our dual class share structure would make us ineligible for inclusion in any of these indices. As a result, the market price of our Class A ordinary shares could be materially adversely affected.
The dual class structure of our ordinary shares has the effect of concentrating voting power with our management and other pre-IPO shareholders, which will limit your ability to influence the outcome of important transactions, including a change in control.
Our Class B ordinary shares have ten votes per share, and our Class A ordinary shares have one vote per share. As of December 31, 2023, our executive officers collectively held approximately 30.65% of the voting power of our outstanding ordinary shares, and our pre-IPO shareholders collectively held approximately 84.08% of the voting power of our outstanding ordinary shares.
Accordingly, although there are no voting agreements among our pre-IPO shareholders, our management and pre-IPO shareholders, including our co-founders, hold together all of our issued and outstanding Class B ordinary shares and therefore, individually or together, are able to significantly influence matters submitted to our shareholders for approval, including the election of directors, amendments of our organizational documents, executive compensation items and any merger or other major corporate transactions that require shareholder approval. Our management and pre-IPO shareholders, including our co-founders, individually or together, may vote in a way with which you disagree and which may be adverse to your interests. This concentrated voting power may have the effect of delaying, preventing or deterring a change in control of our Company, could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might ultimately materially and adversely affect the market price of our Class A ordinary shares. Future transfers by the holders of Class B ordinary shares will result in those shares converting into Class A ordinary shares, subject to limited exceptions. As long as at least 16,232,156 Class B ordinary shares remain outstanding, and without giving effect to any future issuances, the holders of our Class B ordinary shares will hold a majority of the outstanding voting power and will continue to control the outcome of matters submitted to shareholders for approval. While our amended and restated articles of association generally prohibit us from issuing additional Class B ordinary shares (other than with the affirmative vote of the holders of at least seventy-five percent (75%) of our outstanding Class B ordinary shares), any future issuance of Class B ordinary shares may be dilutive to Class A ordinary shareholders.
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

We report under the Exchange Act as a non-U.S. company with “foreign private issuer” status. Because we qualify as a “foreign private issuer” under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; (3) the rules under the Exchange Act requiring the filing with the SEC of current reports on Form 8-K upon the occurrence of specified significant events, although we are subject to Israeli laws and regulations with regards to certain of these matters; and (4) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we are subject to Israeli laws and regulations with regard to certain of these matters and have historically announced, and intend to continue announcing quarterly unaudited results in earnings press releases. In addition, “foreign private issuers” are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year, and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. “Foreign private issuers” are also exempt from Regulation FD, which prohibits selective disclosures of material information. As a result of all of the above, investors may not have the same protections afforded to shareholders of a company that is not a “foreign private issuer.”
We may lose our “foreign private issuer” status in the future, which could result in significant additional costs and expenses.
As discussed above, we are a “foreign private issuer,” and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of “foreign private issuer” status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, we would lose our “foreign private issuer” status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of “foreign private issuer” status. If we lose our “foreign private issuer” status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a “foreign private issuer.” We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and more than 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance rules of the NYSE. As a U.S. listed public company that is not a “foreign private issuer,” we will incur significant additional legal, accounting, and other expenses that we will not incur as a “foreign private issuer.”
As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance rules of the New York Stock Exchange.
As a “foreign private issuer,” we have the option to follow certain home country corporate governance practices rather than those of the NYSE, provided that we disclose the requirements we are not following and describe the home country practices we are following. We intend to rely on this “foreign private issuer exemption” with respect to NYSE rules for shareholder meeting quorums. See Item 6.C. “Board Practices ― Corporate Governance Practices.” We may in the future elect to follow Israeli practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance rules of the NYSE.
The market price of our Class A ordinary shares could be negatively affected by future issuances and sales of our Class A ordinary shares.

As of December 31, 2023, there were 128,738,857 Class A ordinary shares and 49,814,864 Class B ordinary shares outstanding. Sales by us or our shareholders of a substantial number of Class A ordinary shares, including Class B ordinary shares, which will automatically convert into Class A ordinary shares upon transfer, in the public market, or the perception that these sales might occur, could cause the market price of our Class A ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. Of our issued and outstanding shares, all the Class A ordinary shares, including Class B ordinary shares, which will automatically convert into Class A ordinary shares upon transfer, are freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act.
As of December 31, 2023, we had 8,766,560 ordinary shares available for future grants under our equity incentive plans and 32,280,797 ordinary shares that were subject to outstanding share options and restricted share units, or RSUs. Of this amount, 8,849,876 options were vested and exercisable as of December 31, 2023. Future grants under our equity incentive plans, whether in the ordinary course of business or otherwise, will result in dilution of the ownership interests of our existing shareholders.
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
We cannot guarantee that our share repurchase program will be utilized to the full value approved or that it will enhance long-term shareholder value. Repurchases we consummate could increase the volatility of the price of our Class A ordinary shares and could have a negative impact on the liquidity of our Class A ordinary shares.
In August 2023, our Board of Directors approved a share repurchase program for the purchase of up to $75 million of our Class A ordinary shares (the “Repurchase Program”). In November 2023, we received the required approval from the Tel Aviv District Court Economic Department (“Israeli Court”) to implement the Repurchase Program. Under the Repurchase Program, repurchases can be made from time to time using a variety of methods, which may include open market purchases, privately negotiated transactions or otherwise, all in accordance with U.S. federal securities laws. The timing, as well as the number and value of any shares repurchased under the program, will be determined at our discretion and will depend on a variety of factors, including management's assessment of the intrinsic value of our ordinary shares, the market price of our ordinary shares, general market and economic conditions, available liquidity, alternative investment opportunities, and applicable legal requirements. Share repurchases could have an impact on the trading price of our Class A ordinary shares, increase the volatility of the price of our Class A ordinary shares, or reduce the liquidity of our Class A ordinary shares.

Additionally, repurchases under the Repurchase Program may diminish our cash reserves, which could impact our ability to pursue possible strategic opportunities and acquisitions and could result in lower overall returns on our cash balances.
The Repurchase Program does not obligate us to acquire a particular amount of Class A ordinary shares, and the Repurchase Program may be suspended, modified or discontinued at any time at our discretion and without prior notice, which may result in a decrease in the trading prices of our Class A ordinary shares. We cannot assure you that any share repurchases will enhance shareholder value because the market price of our Class A ordinary shares could decline. The current Israeli Court approval of our Repurchase Program is valid through May 19, 2024. We may file extension requests with the Israeli Court on an ongoing basis as required and we may seek to expand the Repurchase Program and increase the aggregate value of the Class A ordinary shares repurchased thereunder, however there can be no guarantee that the Israeli Court will approve such extension or expansion requests.
We will continue to incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.
As a public company we incur, and particularly after we are no longer an “emerging growth company,” we will continue to incur significant legal, accounting, and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform, and Consumer Protection Act, the listing requirements of the NYSE and other applicable securities rules and regulations impose various requirements on public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel continue to devote a substantial amount of time to these compliance initiatives. Moreover, we will continue to incur substantial legal and financial compliance costs, and certain activities will be more time-consuming and costly, as a result of these rules and regulations. For example, these rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance, and could also make it more difficult for us to attract and retain qualified members of our board.
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
Our amended and restated articles of association provide that, unless we consent to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for any claim asserting a cause of action arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for U.S. federal and state courts over all such Securities Act actions. Accordingly, both U.S. state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated articles of association provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities

Act. This exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, and our shareholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provision.
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

The trading value of our Class A ordinary shares has in the past, and is likely to continue to fluctuate. In particular, the market price of the shares of U.S. listed technology companies (including us) has been especially volatile in recent years. In addition, we have a dual class share structure that has the effect of concentrating voting power in our Class B ordinary shares, which are not publicly traded. Our Class A ordinary shares, which are publicly traded, represent approximately 20% of the voting power of all our outstanding shares. In certain circumstances, including under volatile market conditions and considering the percentage of voting power represented by our publicly-traded Class A ordinary shares, we believe it may be appropriate to employ alternative methods to determine the value of our assets other than the market capitalization method. After considering the total value of our assets determined under an alternative valuation method that takes into account a control premium, we believe that we were not a PFIC for the taxable year ended December 31, 2023. However, if the market capitalization method were determined to be the only appropriate method of valuing our assets, we may well be treated as a PFIC for the taxable year ended December 31, 2023. Therefore, there can be no certainty that the IRS will not challenge such a position and determine that based on the IRS’s interpretation of the asset test, we were a PFIC for the taxable year ended December 31, 2023. In addition, PFIC status is a factual determination that must be made annually after the close of each taxable year. The trading value of our Class A ordinary shares is likely to continue to fluctuate while the market price of the shares of U.S. listed technology companies continues to be volatile, which may affect the determination of whether we will be considered a PFIC. As our market capitalization and the composition of our income, assets, and operations are subject to change, we cannot assure you that we will not be considered a PFIC for any taxable year. It is possible that the IRS may take a contrary position with respect to our determination in any particular year. Certain adverse U.S. federal income tax consequences could apply to a United States Holder (as defined in Item 10.E. “Taxation―U.S. Federal Income Tax Considerations”) if we are treated as a PFIC for any taxable year during which such United States Holder holds our Class A ordinary shares. We are not providing any U.S. tax opinion to any United States Holder concerning our potential PFIC status, and United States Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our Class A ordinary shares. For further discussion, see Item 10.E. “Taxation ― U.S. Federal Income Tax Considerations ― Passive Foreign Investment Company.”
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

Risks Relating to Our Incorporation and Location in Israel
Conditions in Israel, including the recent attack by Hamas and other terrorist organizations from the Gaza Strip and elsewhere in the region, and Israel’s war against them, may adversely affect our revenues, our results of operations and our financial condition.
We are incorporated under the laws of the State of Israel and many of our employees, including certain members of management, operate from our offices located in Tel Aviv, Israel. In addition, a number of our officers and directors are residents of Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our revenues, our results of operations, and our financial condition. Since the establishment of the State of Israel, a number of armed conflicts have occurred between Israel and its neighboring countries and terrorist organizations active in the region.
In October 2023, Hamas and other terrorist organizations infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas and other terrorist organizations also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border (with the Hezbollah terror organization in Lebanon) and southern border (with the Houthi movement in Yemen). It is possible that hostilities with Hezbollah in Lebanon will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank as well as other hostile countries, such as Iran, will join the hostilities. Such clashes may escalate in the future into a greater regional conflict. Furthermore, following Hamas’ attack on Israel and Israel’s security cabinet declaration of war against Hamas, the Houthi movement, which controls parts of Yemen, launched a number of attacks on marine vessels traversing the Red Sea. The intensity and duration of Israel’s war against Hamas is difficult to predict, as are such war’s economic implications on the Company’s business and operations and on Israel’s economy in general. These events may be intertwined with wider macroeconomic indications of a deterioration of Israel’s economic standing, potentially including a downgrade in Israel's credit rating by rating agencies (such as the recent downgrade by Moody’s of its credit rating of Israel from A1 to A2, as well as the downgrade of its outlook rating from “stable” to “negative”), which may have a material adverse effect on the Company and its ability to effectively conduct its operations.
In connection with the Israeli security cabinet’s declaration of war against Hamas and possible hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. Although many of these military reservists have since been released, they may be called up for additional reserve duty, depending on developments in the war in Gaza and along Israel's other borders. Certain of our employees and consultants in Israel have been called up, and additional employees may be called up, for service in the current or future wars or other armed conflicts, and such persons may be absent for an extended period of time. As a result, our operations have and may in the future be disrupted by such absences, which disruption may materially and adversely affect our business and results of operations.
In the event that our facilities are damaged as a result of hostile actions, or hostilities otherwise disrupt our ongoing operations, our business could be materially and adversely affected. Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, there can be no assurance that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our revenues, our results of operations, and our financial condition. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could adversely affect our revenues, our results of operations, and our financial condition.

In addition, some countries around the world restrict doing business with Israel and Israeli companies, and additional countries may impose similar restrictions if hostilities in Israel or political instability in the region continue or increase. These restrictions may limit materially our ability to sell our products and provide our services to companies and customers in these countries. Separately, there have been increased efforts by countries, activists and organizations to cause companies and consumers to boycott Israeli goods and services. In addition, in January 2024 the International Court of Justice (the “ICJ”) issued an interim ruling in a case filed by South Africa against Israel in December 2023, making allegations of genocide amid and in connection with the war in Gaza, and ordered Israel, among other things, to take measures to prevent genocidal acts, prevent and punish incitement to genocide, and take steps to provide basic services and humanitarian aid to civilians in Gaza. There are concerns that companies and businesses will terminate, and certain companies and businesses may have already terminated, certain commercial relationships with Israeli companies following the ICJ decision. The foregoing efforts by countries, activists and organizations, particularly if they become more widespread, as well as the ICJ rulings and future rulings and orders of other tribunals against Israel (if handed), may materially and adversely impact our ability to sell and provide our products and services outside of Israel.
Finally, political conditions within Israel may affect our operations. Israel has held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. In response to such initiatives, many individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or conduct business in Israel, as well as due to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. To date, these initiatives have been substantially put on hold. If such changes to Israel’s judicial system are again pursued by the government and approved by the parliament, this may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.
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
Not all of our directors or officers are residents of the United States, and certain assets are therefore located outside the United States. Service of process upon us or our non-U.S. resident directors and officers, and enforcement of judgments obtained in the United States against us or our non-U.S. resident directors and officers may be difficult to obtain within the United States. We have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws against us or our non-U.S. officers and directors reasoning that Israel may not be the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by an expert witnesses, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.
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
Our principal executive offices are located at 220 5th Avenue, 2nd Floor, New York, New York 10001.
Our website address is http://www.riskified.com. We use our website as a means of disclosing material non-public information. Such disclosures will be made available on the “Investor Relations” section of our website. Accordingly, investors should monitor such sections of our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. We have included our website address, and references to various other documents, in this Annual Report solely for informational purposes. The SEC maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC at https://www.sec.gov. Our agent for service of process in the United States is Riskified, Inc., located at 220 5th Avenue, 2nd Floor, New York, New York 10001. For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2023 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources.”
B. Business Overview
Company Overview
Our mission is to empower businesses to unleash ecommerce growth by taking risk off the table. We have built a next-generation ecommerce risk intelligence platform that allows online merchants to create trusted relationships with their consumers. Leveraging machine learning that benefits from a global merchant network, our platform identifies the individual behind each online interaction, helping merchants—our customers—eliminate risk and uncertainty from their business. We drive higher sales and reduce operating costs for our merchants and assist them to provide superior online shopping experiences for their consumers.
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
Our ecommerce risk intelligence platform is built to solve these problems with proprietary machine learning models that drive an automated decisioning engine. We have designed our platform to be fast, accurate, scalable, and cost-effective. It supports our core Chargeback Guarantee product—which optimizes merchant approval rates—as well as our other products that mitigate similar ecommerce risks for those same merchants, including Policy Protect, Dispute Resolve, Account Secure and PSD2 Optimize.
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
We access our merchants’ transaction data through deep integrations into their mission-critical infrastructure, including their ecommerce, order management and customer relationship management systems. Collecting relevant data across our merchant network allows us to identify complex transaction and behavior patterns that are not easily identifiable by merchants on their own. Our ability to help our merchants stems from the fact that we continuously feed this real-time training data into our sophisticated machine learning models.

We service merchants of all sizes, from multi-billion dollar global omnichannel retailers to small pure play merchants, including via partnership integrations with Shopify and other ecommerce platforms, such as Salesforce Commerce Cloud, Commercetools and Adobe Commerce. However, we focus on supporting enterprise merchants, which we define as merchants generating over $75 million in online sales per year. Our merchants include some of the largest ecommerce brands in the world, including Wayfair, Lastminute.com, SHEIN, and Macy’s. Our merchants operate in a variety of verticals, including Payments, Money Transfer & Crypto, Tickets & Travel, Electronics, Home, Fashion & Luxury Goods, General Retail and Food.
We charge merchants using our Chargeback Guarantee product a percentage of every dollar of GMV that we approve on their behalf, so we are incentivized to approve as many orders as we safely can. We believe that this merchant-centric approach, coupled with our rigorous decisioning process, maximizes our financial results and those of our merchants.
The fee we charge our merchants is a risk-adjusted price, which is expressed as a percentage of the GMV that we approve. This fee, which is established at contract inception, varies by merchant based on a variety of inputs, including the type of merchant, the order population, the risk level of the end market (including industry and geographic region), the percentage of GMV we review from the merchant, and the guaranteed approval rates we agree to provide. When our merchants ask us to review transactions from end markets that carry higher risk, we may charge higher fees to help offset the increased likelihood of receiving a chargeback.
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
The Riskified Ecommerce Risk Intelligence Platform

PRODUCTS
Chargeback Guarantee
Prevent fraud, lift revenue
Policy Protect
Stop policy abuse, reward loyalty
Dispute Resolve
Fight chargebacks, recover revenue
Account Secure
Block account takeovers, build trust
RISK MANAGEMENT
Real-time training data
Managed and self-optimizing machine learning
Exposure modeling
Active monitoring & alerting
RISK INTELLIGENCE
REAL-TIME DECISIONS
PERFORMANCE CONTROL
ML FEEDBACK
Linking insights
Merchant intel
Data purity ops
Dynamic features
Anomaly detection
Model assembly & training
Decision optimizer
Fraud ring interception
False decline identification
NETWORK DATA & ENRICHMENT
GLOBAL MERCHANT NETWORK
MERCHANT SYSTEMS & INTEGRATIONS
Ecom platform
Order Management
Payment service providers
Customer relationship management
Issuer network
Payment gateways

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

Risk Management
Risk management is at the very heart of our business. We have established processes that are designed to help us manage our overall chargeback exposure and control realized chargeback expenses within predetermined budget levels. In addition, we adjust our merchants’ approval and chargeback rates in real time to rebalance our exposure and our expected expenses during any given period.
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
•Real-time adjustments optimize long term outcomes: We adjust our merchants’ approval rates in real time as we detect riskier order populations. This allows us to outperform for our merchants when we see safer transactions, while also reducing approval rates when we see riskier transactions. This ability to react opportunistically to changing market conditions and fraud trends allows us to optimize our long term approval rate while also managing our overall chargeback exposure.
•Risk diversification: Significant fraud events, while rare, are typically isolated to a particular merchant or industry. As a result, our chargeback expenses have become less volatile over time as we scale. Furthermore, the average transaction value we approve is less than $200. This means that unexpected chargebacks need to occur in large volumes to meaningfully impact our overall chargeback expenses. As of December 31, 2023, our portfolio of potential chargeback liabilities was diversified across a number of industries, hundreds of merchants and millions of individual transactions. We believe this diversity significantly reduces the likelihood of material unexpected chargeback expenses.
•Short-term durations provide rapid visibility: Our merchant agreements generally allow chargebacks to be submitted up to six months from the order approval date. Merchants are also typically required to notify us of an eligible chargeback within five days of becoming aware of a chargeback that occurred within this six month period. As a result, chargeback liabilities typically have very short durations. Approximately 90% of chargebacks are incurred within 90 days of the transaction date. This allows us to forecast the expenses associated with a new cohort of approved transactions at the same time. Furthermore, as we receive chargeback notifications from our merchants, we are able to decline similar future orders in real time.

Our Products
Our platform includes multiple products that are all built on the same automated decisioning engine. Chargeback Guarantee is our core product that is used by substantially all of our customers. Some merchants also use other products in combination with Chargeback Guarantee to increase the overall value they receive from the platform.
Our Chargeback Guarantee product automatically approves or declines online orders with guaranteed performance levels that vary by merchant. Our machine learning models analyze hundreds of attributes per transaction, generating accurate decisions instantaneously. Through our proprietary smart linking technology, we strive to accurately match transactions that occur on our network with other similar transactions that occurred on our network across hundreds of variables per transaction. We guarantee the outcome of these decisions by assuming the cost of fraud associated with each transaction we approve. Simultaneously, we provide contractual minimum approval rates for our Chargeback Guarantee merchants that are often higher than the approval rates that these merchants were able to achieve prior to commencing work with us. In addition, we have built a first-class Chargeback Management System, which is a key component of our Dispute Resolve product. This fully automated workflow product was designed to aid our merchants when they dispute chargebacks for which Riskified is not liable, through a process known as “representment”. With Dispute Resolve, we are able to utilize our machine learning technology to automate key elements of the dispute process, such as compiling “compelling evidence” submissions for fraud and non-fraud related chargeback abuse, which can occur when consumers knowingly take advantage of the chargeback process (commonly referred to as “liar buyer” or “friendly fraud”). The visibility, automation and speed that we are able to provide in the chargeback “representment” process augments our Chargeback Guarantee offering, and is an important component of our comprehensive chargeback management solution.
The growth of our merchant network has enabled us to identify many other pain points that our decisioning engine can help solve for our merchants. We are able to help solve these problems using the extensive information we collect from our merchants’ online store fronts and back-end systems including but not limited to, their order management, fulfillment, payments, refunds, returns and other customer support systems.
Our Policy Protect product uses machine learning to detect and prevent refund and returns policy abuse in real-time whenever consumers may be taking advantage of a merchant’s Terms and Conditions. It is powered by a proprietary engine that forms identity clusters from billions of historical transactions, hundreds of billions of data attributes, and repeat interaction histories for hundreds of millions of consumers, across a global merchant network, broadening the view of customer identity beyond their singular profile with a merchant. Policy Protect helps merchants balance generous policies while protecting their bottom line. With Policy Protect, we enable merchants to offer lenient refund and returns policies, attractive promotions and loyalty programs, and launch limited edition items to their loyal customers while reducing losses associated with return abuse, reseller abuse and other forms of online policy abuse with high levels of accuracy.
Our Account Secure product cross-checks every login attempt against the account owner’s behavior across our entire merchant network, and provides precise real-time actions on compromised accounts such as notification to the true account owner or multi-factor authentication (MFA). Account Secure provides good customers with a better experience by reducing friction while preventing fraudsters and other bad actors from compromising the accounts. Our PSD2 Optimize product helps merchants avoid bank authorization failures and abandoned shopping carts resulting from the Strong Customer Authentication (SCA) process mandated by the European Payment Directives for certain European orders. Merchants use PSD2 Optimize to provide superior consumer experiences, increase profitable revenues, and decrease costs, just like they do with Chargeback Guarantee.
We continuously evaluate our product suite to ensure that we are investing in and allocating resources to those products that deliver the highest return on investment for our merchants and our shareholders. From time-to-time, we may elect to deprioritize investment in an existing product or to discontinue a product entirely.
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

The Riskified Value Proposition(1)

Before Riskified
Declined Orders
Sales
Policy Abuse
Returns
Refunds
Resellers
Operational Cost
Chargeback Cost
With Riskified
Declined Orders
Prevented False Declines
Sales
Payment to Riskified

Fewer declined orders builds deeper customer loyalty and drives additional revenue for merchants

Our solutions convert bank declines and false declines into sales, and allow merchants to scale by entering new markets

Our solutions identify the true identity of a consumer delivering better experiences and blocking return, refund, reseller abusers.

Our fees are typically lower than fraud and policy abuse costs pre-Riskified

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
Powerful flywheel effect
We are a market leader in ecommerce risk intelligence. We believe that we receive access to significantly more customer data per transaction than banks and other payment companies and that this privileged level of access means that we are able to provide superior ecommerce fraud and risk analytics. We have built our products around this capability and now review more than $120 billion in GMV annually. Our ecommerce risk intelligence platform gets stronger with each transaction we process and each merchant we add to our network. Each transaction that we review enhances our data sets and our ability to identify similar characteristics between transactions on our network. Our platform evaluates millions of transactions daily using feedback from past transactions, including whether or not those transactions resulted in eligible chargebacks. This drives our sophisticated transaction matching ability. As we grow our network, by increasing GMV from existing merchants and by onboarding new merchants, this sophisticated transaction matching enables us to deliver a strong return on investment for our merchants and drives robust product innovation that enhances the consumer shopping experience. We then leverage this improved ROI for our merchants and our enhanced product suite to attract more merchants, which drives more transactions to our platform.
Compounding data advantages over a growing merchant network
Since our founding, we have accumulated billions of historical transactions from our merchant network with hundreds of data variables per transaction. As a result we have repeat interaction histories for more than 800 million consumers. This data was collected across our global merchant base comprising hundreds of leading ecommerce merchants, with whom we have built trusted relationships. As a result, our machine learning models are able to create powerful, real-time predictive insights that we believe are difficult to replicate.
The scale of our merchant network and processed volume continue to grow. For the year ended December 31, 2023, our total GMV grew 17% to $123.1 billion compared to the year ended December 31, 2022. We serve some of the largest and most recognizable ecommerce brands globally. Based on data reasonably available to us, our merchant base includes approximately 50 global ticketing, online travel and ecommerce merchants with annual GMV above $1 billion. We believe the scale of our ecommerce risk intelligence platform is a competitive advantage because it is the foundation of the scope, depth and power of the data we use to train our models.
Strong expertise serving the enterprise market
We service merchants of all sizes, from multi-billion dollar global omnichannel retailers to small pure play merchants, including via partnership integrations with Shopify and other ecommerce platforms, such as Salesforce Commerce Cloud, Commercetools and Adobe Commerce. However, we focus on supporting enterprise merchants, which we define as merchants generating over $75 million in online sales per year. According to management calculations based on data provided by ecommerceDB, in 2022 enterprise merchants comprised more than 85% of ecommerce sales made directly from the retailer’s website or mobile app. For the year ended December 31, 2023, we estimate that more than 90% of our Billings were derived from enterprise merchants. We are positioned to support enterprise merchants for several reasons. First, our ecommerce risk intelligence platform is highly customizable to meet each merchant’s unique requirements. Second, we are able to simplify the vast amounts of complexity that are unique to enterprise operating environments. Third, unlike many ecommerce enablement platforms, we do not compete with our merchants to own the consumer relationship through mobile apps or other touch points. We believe this gives us privileged access to significantly more data than banks or other payment companies receive.
Entrepreneurial Culture Fostering Continuous Innovation
Our culture is an essential component of our success that allows us to hire and retain top talent. We strive to nurture a highly collaborative working environment where everyone, no matter what location or role, is empowered to solve challenging problems while also contributing to the communities we live in. Our Operating Principles (Clients Success First, Drive Results, Team Up, and Stay Ahead) lay out how our employees should operate to drive success for our clients. We empower our team members to learn and grow and make a conscious effort to promote people from within, offer varied development opportunities, and create space for people to try new things and utilize their unique skill sets. We also host a Fraud Academy for our analytics employees, which includes approximately 60 hours of training, to help our team members further develop their skills.

Our Merchants
Our ecommerce risk intelligence platform is explicitly designed and engineered to integrate with a wide range of merchants. We can accommodate and grow with the world’s largest merchants:
•Scale: We serve merchants with multiple regional store fronts and large global presences. Our largest merchants generate tens of billions of dollars in online sales each year.
•Industry: Our merchants represent diversified online sellers in various industries such as Payments, Money Transfer & Crypto, Tickets & Travel, Electronics, Home and Fashion & Luxury Goods. We categorize general retail merchants and food merchants within our “General” category.
•Merchant Profile: Our merchants range from direct-to-consumer brands, online-only retailers, omnichannel retailers, online marketplaces, and ecommerce service providers that bear the liability for disputed transactions.
•Geography: Our merchants are located in 40 countries based on the location of the merchant’s headquarters. Approximately 61% of our Billings for the year ended December 31, 2023 were derived from US-based accounts. Our Billings in Asia-Pacific increased by more than 35% year-over-year in 2023.

Billings by Industry

Billings by Geography
For the year ended December 31, 2023, merchants integrated on our ecommerce risk intelligence platform generated total GMV of $123.1 billion, up from $105.6 billion GMV for the year ended December 31, 2022. Our network is made up of hundreds of retailers including some of the largest ecommerce brands in the world, such as Wayfair, Lastminute.com, SHEIN, and Macy’s.
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
Seasonality
We experience seasonal fluctuations in our revenue as a result of consumer spending patterns. Historically, our revenue has been strongest during the fourth quarter of our fiscal year due to increases in retail commerce during the holiday season. See Item 5.D. “Trend Information” for a description of the seasonality of our business.

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
The Riskified brand is central to our business strategy, and we believe that maintaining, protecting and enhancing the Riskified brand is important to expanding our business. As of December 31, 2023, we held six registered trademarks in the United States and fifty-eight registered trademarks in foreign jurisdictions, including registrations of RISKIFIED, eConfidence and the Riskified logos. As of December 31, 2023, we had applied for four additional trademark registrations in foreign jurisdictions.
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
Government Regulation
As with any company operating in our field, we grapple with a growing number of local, national and international laws and regulations. These laws are often complex, sometimes contradict other laws, and are frequently evolving. Laws may be interpreted and enforced in different ways in various locations around the world, posing a significant challenge to our global business. This ambiguity includes laws and regulations possibly affecting our business, such as those related to data privacy and security, pricing, taxation, intellectual property ownership and infringement, anti-money laundering, anti-corruption, product liability, consumer protection, financing, payment authentication, machine learning, economic and financial sanctions, trade embargoes, and export control. Changes to such laws and regulations could cause us or third-party partners on which we rely to incur additional costs and change our or their respective business practices in order to comply. See “— Data Protection and Privacy”, “—Anti-Corruption and Sanctions” and “—Artificial Intelligence” for further discussion related to the impact of government regulation on our business.
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
In the EU and UK, we are also subject to the GDPR and the UK GDPR, as well as national legislation supplementing the GDPR and the UK GDPR. The GDPR implements stringent operational requirements regarding, among others, data use, sharing and processing, data breach notifications, data subject rights and cross- border data transfers. In relation to data transfers from the EU/UK to the US, the EU-US Data Privacy Framework, the successor of the EU-US Privacy Shield entered into effect in July 2023, and the UK has enacted the UK-US data bridge (the UK extension to the EU-US Data Privacy Framework) to facilitate EU-US and UK-US data transfers, respectively. In addition, the GDPR and the UK GDPR require us to implement appropriate technical and organizational measures to ensure a level of security appropriate to the organization’s processing requirements and risk. Accordingly, certain cyber security requirements must be fulfilled to ensure that data is processed and stored safely. Organizations must notify the relevant supervisory authority about data breaches within certain time limits and, in some instances, provide notification to data subjects. The GDPR requirements apply not only to third-party transactions, but also to transfers of information between us and our subsidiaries, including employee information.
The GDPR and UK GDPR impose significant penalties for non-compliance (up to EUR 20 million for the most serious breaches of the GDPR, or GBP 17.5 million in the case of the UK GDPR or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher). Further, following Brexit, the UK government has indicated its intention to diverge from the EU’s privacy framework. In March 2023, the UK Parliament put forward a revised Data Protection and Digital Information Bill, which proposes various amendments to some of the UK’s key data privacy regulations. Whilst these changes aim to strike a balance between promoting innovation without rebuilding the existing data protection framework (in order to retain the EU’s adequacy decision for the UK), these prospective changes may require us to make changes to our data privacy compliance operations and/ or to our business practices and may result in substantial costs, which in turn may compromise our growth strategy and otherwise adversely affect our business.
We are also subject to evolving EU and UK privacy laws on cookies, tracking technologies and e-marketing. In the EU and UK, informed consent is required for the placement of certain cookies or similar tracking technologies on an individual’s device and for direct electronic marketing. Consent is tightly defined and includes a prohibition on pre-checked consents and a requirement to obtain separate consents for each type of cookie or similar technology.
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
We are also subject to the CCPA, which, among other things, gives California residents (which may include any of our current or future employees who may be California residents) rights over their personal information, including rights to opt out of certain personal information sharing and requires in-scope business to provide California residents detailed information about how their personal information is used and provide such residents ways to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action certain for data breaches. Similar laws coming into effect in other U.S. states, the potential for adoption of a comprehensive U.S. federal data privacy law, and new legislation in international jurisdictions may continue to change the data protection landscape globally and could result in us expending considerable resources to meet these requirements.
Additionally, in China, we are subject to the CSL, DSL, PIPL and other data-related regulations, such as the Cybersecurity Review Measures. The CSL requires certain network operators and service providers to, among other things, take necessary measures to safeguard the operation of networks and imposes certain additional requirements on CIIOs. The DSL provides for data security and privacy obligations on entities and individuals carrying out data processing activities, including but not limited to the collection, storage, use, processing, transmission, provision, and public disclosure of data. The DSL also requires data processors to establish and improve a whole-process data security management system, organize data security education and training, and take corresponding technical measures and other necessary measures to safeguard data security. The DSL requires a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information. Under the Cybersecurity Review Measures, a network platform operator who possesses personal data of more than one million users is required to apply for a cybersecurity review before listing in a foreign country, and the competent governmental authorities may initiate a cybersecurity review if they deem certain network products or services or data processing activities to affect national security. Network platform operators are not defined but are understood to be broadly interpreted to include all network platform operators or service providers, thus providing for a broad application. A mandatory cybersecurity review is likely to prolong the timeline of any contemplated listing abroad and increase the regulatory burden on entities that are subject to this requirement. The PIPL became effective on November 1, 2021. Notably, the PIPL, similar to the GDPR, applies extra-territorially and reiterates the circumstances under which a personal information processor may process personal information, such as when (i) the individual’s consent has been obtained; (ii) the processing is necessary for the performance of a contract to which the individual is a party; (iii) the processing is necessary to fulfil statutory duties and statutory obligations; (iv) the processing is necessary to respond to public health emergencies or protect the life, health and property safety of natural persons under emergency circumstances; (v) the personal information that has been made public is processed within a reasonable scope in accordance with the PIPL; (vi) personal information is processed within a reasonable scope to conduct news reporting, public opinion-based supervision, and other activities in the public interest; or (vii) under any other circumstance as provided by any law or regulation. Failure to comply with PIPL can result in fines of up to RMB 50 million or 5% of the prior year’s total annual revenue for the personal information processor and/or a suspension of services or data processing activities. Other potential penalties include a fine of up to RMB 1 million on the person in charge or directly-responsible personnel and, in serious cases, individuals and entities may be exposed to criminal liabilities under other local Chinese law, such as the Criminal Law of the People’s Republic of China. The PIPL also prohibits personnel responsible for violations of the PIPL from holding high level management or data protection officer positions in relevant enterprises. The CSL, DSL and PIPL also impose certain data localization requirements on CIIOs, important data processors and organizations that process personal information above a certain threshold. Furthermore, the national regulators, namely the Cybersecurity Administration of China and the State Administration of Market Regulation, have continued to issue new guidance and requirements for the processing of personal data. As the introduction of new compliance requirements that occur on an ongoing basis typically apply with immediate effect, they may lead to additional costs and may require further changes to our compliance operations. See Item 3.D. “Risk Factors —Risks Related to our

Business and Industry—Compliance with continuously evolving privacy laws and regulations, including laws and regulations governing processing of personal information, including payment card data, and our actual or perceived failure to comply with such laws and regulations may result in significant liability, negative publicity, and/or erosion of trust and could have an adverse effect on our revenues, our results of operations and financial condition.”
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

Artificial Intelligence
Our business increasingly relies on artificial intelligence, machine learning and automated decision making, and the regulatory framework for this technology is rapidly evolving. Many federal, state and foreign government bodies and agencies have introduced or are currently considering additional laws and regulations governing the use of such technologies. These additional laws may limit our ability to use these technologies for our business, require us to expend additional resources to be in compliance, or require us to adapt our business practices to comply. For example, in October 2023, President Biden issued the Executive Order on Safe, Secure and Trustworthy Artificial Intelligence, which established new standards for the training, testing and cybersecurity of sophisticated artificial intelligence models and instructed other federal agencies to promulgate certain additional regulations within certain timeframes from the date of the order. Additionally, new laws regulating artificial intelligence – in particular generative artificial intelligence, algorithmic recommendation and deep synthesis technologies - have been enacted in China, and in December 2023, the European Parliament and Council reached a political agreement on the EU AI Act, which seeks to create a comprehensive legal framework for the regulation of artificial intelligence systems across the EU and includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, general purpose artificial intelligence and foundation models, and fines for breach of up to 7% of worldwide annual turnover. The EU AI Act is expected to be published in early 2024 with the majority of obligations expected to take effect by 2026. There is also an increase in litigation in a number of jurisdictions, including the United States, relating to the development, security and use of artificial intelligence. See Item 3.D. “Risk Factors—Risks Related to our Business and Industry—As the regulatory framework for machine learning technology and artificial intelligence evolves, including with respect to unintentional bias and discrimination, our business, financial condition, and results of operations may be adversely affected.”
Environmental, Social and Governance (ESG)
As we continue to establish ourselves as a global company, with employees, customers, suppliers and shareholders all over the world, the way that we think about ourselves, our communities and our governance practices has also evolved, including through the lens of ESG best practices.
Environmental
We recognize the impact that companies like ours may have on the environment. As a result, we are working to integrate sustainability initiatives into our business practices.
As a business that is conducted predominantly online, our direct carbon footprint is likely to be smaller than those of manufacturing or other resource-intensive businesses. We do, however, also have indirect emissions and other environmental impacts; while we believe these are also smaller than companies in other sectors, we still strive to make sustainable choices and to limit our impact on the environment and climate in various ways.
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
•Office Initiatives: In order to help us set informed energy consumption targets in the future, we have begun to track our monthly energy usage in our Tel Aviv and New York offices. In addition, to aid in the promotion of environmental conservation, we have established a number of waste and energy management initiatives, including installation of energy efficient lighting, recycling and composting areas, return bins to help reduce takeaway plastic use, mass transportation options

(such as bicycle storage and proximity to public transportation), employee computer repurchase programs (for refurbished ex-company computers), food donation programs, and sustainability based educational and volunteering activities. In addition, our Tel Aviv office, which is our largest site, recently received Leadership in Energy and Environmental Design (“LEED”) Operations & Maintenance V4.1 certification with a “Gold” rating.
Social
“Riskified Cares” is our in-house program encompassing social responsibility programs including diversity, equity, and inclusion (“DEI”), community outreach and sustainability:
•Diversity, Equity & Inclusion: Our mission is to empower businesses to unleash ecommerce growth by taking risk off the table. We focus on maximizing our merchants’ success, because when they succeed, we succeed. In order to deliver on this mission, we believe it is important to employ a workforce that embodies diversity of background, thought, skill and perspective to expertly assist our diverse merchant base, who also possess these characteristics.
We are committed to building an inclusive talent base, while attracting and retaining the brightest and most talented individuals from a diverse range of backgrounds. As of December 31, 2023:
•44% of our global employee base were women;
•36% of all management positions were held by women; and
•37% of all technical positions were held by women, which, while reflective of industry standards, is an area we are focused on improving through various initiatives to increase the pipeline of women candidates.
We support identity-based communities through our RiskiPride (LGBTQ+) and Women at Riskified networks. These groups organize social, professional and educational events for members and allies.
In addition, we believe personal and professional growth are imperative to the well-being of our employees. We have a dedicated Learning & Development team that develops and facilitates learning and growth initiatives which provide our employees with opportunities to acquire new skills and to develop through exploration, experience and learning. For example, we offer DEI-focused learning and development programs, such as Inclusivity Training for our Recruiting team, DEI Workshops for our Human Resources team and Working Globally workshops for all employees. To promote professional development we also offer Resilience and Stress Management workshops, Time Management workshops and programs based on the “DiSC” model, which explore unique behavioral preferences and how they can impact interactions between colleagues. Finally, to promote career pathing, we offer programs designed to develop management and leadership skills and to help promote employee engagement. These include a Manager Orientation Program, Manager Accelerator Program, Managerial Skills workshops and peer learning initiatives.
In addition, we have an Employee Experience team that is dedicated to supporting our employees’ physical and mental health. We offer well-being benefits that vary by location, including extended health insurance and free group fitness classes.
•Compensation Framework: we have implemented a comprehensive framework which guides our pay decisions. We use an objective job evaluation methodology to reduce subjectivity and bias in pay decisions, leading to greater equity in employee compensation.
•Community Outreach: We are focused on social matters that impact our people and the communities in which they live. We recognize and respect our employees’ passion for engaging with their local communities, and actively encourage and facilitate this engagement. For example, we have established “Riskified Cares Community Outreach”, which is a robust program that enables employees to give back to the communities in which they live and work by volunteering on company time. Additionally, we have participated in a number of relief initiatives following the events of October 7, 2023, including company and employee donations to Israeli not-for-profit organizations, hosting a blood donation drive at our Tel Aviv office and providing opportunities for our employees to take part in numerous volunteer projects. For the year ended December 31, 2023, our employees volunteered approximately 1,500 hours across 46 different not-for-profit organizations.
Governance
We seek to uphold corporate governance practices that align with our core values and protect the interests of our stakeholders, including our shareholders, merchants, employees and communities.
Our Board of Directors has appointed audit, compensation and nominating and governance committees, all guided by committee charters delegating key responsibilities. The roles of each committee are set forth elsewhere in this Annual Report. We have adopted Corporate Governance Guidelines and other key policies, including a Code of Business Conduct and Ethics, an Anti-Corruption Compliance Policy, and a Whistleblower Policy.

C. Organizational Structure
The legal name of our company is Riskified Ltd. and we are organized under the laws of the State of Israel.
Our subsidiaries as of December 31, 2023, are set forth in the table below. Each subsidiary is 100% owned directly by Riskified Ltd.

Name of Subsidiary	Place of Incorporation
Riskified, Inc.	Delaware, USA
Riskified (Shanghai) Information Technology Co., Ltd	Shanghai, People’s Republic of China
Riskified (UK) Ltd.(1)	United Kingdom
Riskified (Japan) K.K.	Japan

(1)	In December 2023 we filed an application for voluntary striking-off our United Kingdom subsidiary Riskified (UK) Ltd. We expect the voluntary striking-off process to be completed in March 2024.
D. Property, Plants, and Equipment
Our principal facilities are located in Tel Aviv in Israel and in New York City in the United States and consist of an aggregate of approximately 11,410 square meters (approximately 122,860 square feet) of leased office space, which includes approximately 2,740 square meters (approximately 29,520 square feet) of space that we sublease to other tenants. In 2022, we completed a build-out of our Tel Aviv office. See Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a discussion of costs incurred during the periods presented relating to the expansion and improvement of our facilities.
These facilities accommodate our principal executive offices, research and development, sales and marketing, design, business development, finance, information technology, and other administrative activities. The leases for these facilities in Tel Aviv and New York City expire in 2031 and 2029, respectively and we have options to renew the leases through 2036 and 2034, respectively.
We also lease space in Shanghai, China. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any such expansion of our operations.

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
Certain information called for by this Item 5, including a discussion of the year ended December 31, 2021 compared to the year ended December 31, 2022 has been reported previously under Item 5 “Operating and Financial Review and Prospects” in our Annual Report for the fiscal year ended December 31, 2022, filed with the SEC on February 24, 2023.
Company Overview
Our mission is to empower businesses to unleash ecommerce growth by taking risk off the table. We have built a next-generation ecommerce risk intelligence platform that allows online merchants to create trusted relationships with their consumers. Leveraging machine learning that benefits from a global merchant network, our platform identifies the individual behind each online interaction, helping merchants—our customers—eliminate risk and uncertainty from their business. We drive higher sales and reduce operating costs for our merchants and assist them to provide superior online shopping experiences for their consumers.
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
Our ecommerce risk intelligence platform is built to solve these problems with proprietary machine learning models that drive an automated decisioning engine. We have designed our platform to be fast, accurate, scalable, and cost-effective. It supports our core Chargeback Guarantee product—which optimizes merchant approval rates—as well as our other products that mitigate similar ecommerce risks for those same merchants, including Policy Protect, Dispute Resolve, Account Secure and PSD2 Optimize.
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

The fee we charge our merchants is a risk-adjusted price, which is expressed as a percentage of the GMV that we approve. This fee, which is established at contract inception, varies by merchant based on a variety of inputs, including the type of merchant, the order population, the risk level of the end market (including industry and geographic region), the percentage of GMV we review from the merchant, and the guaranteed approval rates we agree to provide. When our merchants ask us to review transactions from end markets that carry higher risk, we may charge higher fees to help offset the increased likelihood of receiving a chargeback. We may charge merchants for products, other than our Chargeback Guarantee product, based on alternative pricing models, such as a flat subscription fee. None of these products generated material revenues in 2023.
If an approved transaction that we have guaranteed results in an eligible chargeback, we will reimburse the merchant for the amount of the lost sale. In this situation, we record a chargeback expense in cost of revenue and typically reimburse the merchant in the form of credits on future invoices. We have established processes that are designed to help us manage our overall chargeback exposure and control realized chargeback expenses within predetermined budget levels. We do this primarily by controlling the transactions we approve and assessing the cost-benefit of our approvals. Our models are trained on a large and diverse population of historical transactions accumulated since our founding. Combined with the short-term duration of our chargeback portfolio, the dynamic feedback loops in our business model ensure our training sets are constantly updated, thereby increasing the accuracy of our ecommerce risk intelligence platform. We supplement our models with offline tools that are designed to quickly detect different types of anomalies and gaps in our models. We also adjust our approval rates in real time as we detect riskier order populations. Finally, our chargeback expenses typically become less volatile over time as we scale. As of December 31, 2023, our portfolio of potential chargeback liabilities was diversified across a number of industries, hundreds of merchants and millions of individual transactions.
Using our proprietary ecommerce risk intelligence platform, data assets, and scaled merchant network, we are able to control the chargeback expenses we incur, as evidenced by our ability to maintain our annual CTB Ratio between 37% and 41% for the past three years. We use the annual CTB Ratio to evaluate the performance of our business operations and the effectiveness of our models. We believe that CTB Ratio is best analyzed on an annualized basis, rather than quarterly, as individual quarters may fluctuate due to a number of factors, including changes in the mix of our merchant industry and geographic base, the risk profile of orders approved in the period, and technological improvements in the performance of our models.
Factors Affecting Our Performance
We believe that our future performance is broadly correlated with global ecommerce trends and will depend on many factors, including the following:
•Chargeback liability shift rules and regulations and adoption of alternative payment methods: Our revenues are primarily derived from ecommerce merchants that bear the liability for fraud-related chargebacks. The adoption, implementation or evolution of laws and regulations, including card scheme rules has or may result in the shift of liability for certain categories of transactions away from merchants and on to other participants in the payments chain. Further, alternative ecommerce payment methods (“APM”) such as “buy now pay later”, cryptocurrencies or “digital wallet” style products such as Apple Pay, Google Pay, and PayPal may be less susceptible to fraud than traditional payment methods. These APMs may include native fraud management features, sit outside of the broader chargebacks regime or allow liability for online transactions to be shifted away from merchants. The evolution of chargeback liability shift laws and regulations, including card scheme rules, and the emergence of APMs may alter our customer base or the demand for our products, or the GMV available for us to review.
•Technology leadership and performance: We intend to continue to invest in enhancing our ecommerce risk intelligence platform by developing new products, features, and functionality to maintain our technology leadership. Our ability to innovate is a byproduct of our exceptionally deep technology integrations across a variety of merchant systems. The depth of our integrations allows us to collect and analyze complex transaction data and behavior patterns across our merchant network. We use this data to continuously train our machine learning models as well as to develop new solutions that solve new and different merchant challenges. If revenue contribution from new products with margin profiles that differ from Chargeback Guarantee increases, our overall gross margin profile may change.
•GMV Growth: Our effectiveness in retaining and expanding our existing merchant base, as measured by Net Dollar Retention, is a critical component of our ability to drive growth. Our Net Dollar Retention rate for 2023 was 105%. Acquisition of new merchants in new and diverse industries and geographies is also an important component of our growth as we strive to reduce our dependence on the performance of select merchants, industries and geographies. Our GMV, as compared to global ecommerce GMV calculated by eMarketer, accounted for approximately 2% of global ecommerce GMV for the year ended December 31, 2023, leaving significant room for our merchant network to continue to grow.
•Macroeconomic Environment: We regularly monitor macroeconomic trends and events that may have a material impact on our business, financial condition, and results of operations. These include uncertainty around the war in Israel and other global conflicts, recessionary indicators, inflation rates and interest rates. Challenging macroeconomic conditions may result in reduced consumer spending, risk of merchant bankruptcies or business failures, and foreign currency exchange fluctuations, which may adversely impact our business. We believe that our diversified merchant portfolio and other risk management initiatives assist in mitigating the effects that these macroeconomic events can have on our business.
Key Performance Indicators and Non-GAAP Financial Measures
In addition to financial measures determined in accordance with GAAP, we use the following key performance indicators and non-GAAP financial measures to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections, develop annual budgets, and make strategic decisions. By providing these non-GAAP financial measures together with a reconciliation to the most comparable GAAP measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives. Changes in our key performance indicators may not correspond with equivalent changes in our revenue. Net Profit (Loss) and Adjusted EBITDA for the years 2022 and 2021 have been revised down by $0.7 million and $0.5 million, respectively, to correct an immaterial error as further described in Note 2 to our audited consolidated financial statements included in Item 18 of this Annual Report.

	Year Ended December 31,
	2023	2022	2021
	(in thousands, except where indicated, unaudited)
Gross merchandise volume (in millions)	$123,106	$105,570	$89,124
Revenue	$297,610	$261,247	$229,141
Gross Profit	$152,519	$135,097	$122,971
Non-GAAP Gross Profit	$155,026	$136,602	$123,776
Gross Profit Margin	51%	52%	54%
Non-GAAP Gross Profit Margin	52%	52%	54%
Net Profit (Loss)	$(59,035)	$(104,705)	$(179,430)
Adjusted EBITDA	$(8,490)	$(37,076)	$(19,996)
Net Cash Provided By (Used In) Operating Activities	$7,279	$(26,252)	$(20,278)
Free Cash Flow	$5,924	$(34,264)	$(33,782)

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
Non-GAAP Financial Measures
We define non-GAAP gross profit and adjusted EBITDA, which are non-GAAP measures of financial performance, as gross profit and net profit (loss), respectively, adjusted for, as applicable, depreciation and amortization (including amortization of capitalized internal-use software as presented in our statement of cash flows), share-based compensation expense, payroll taxes related to share-based compensation, litigation-related expenses, provision for (benefit from) income taxes, other income (expense) including foreign currency transaction gains and losses and gains and losses on non-designated hedges, and interest income (expense). Non-GAAP gross profit margin represents non-GAAP gross profit expressed as a percentage of revenue.
Management believes that by excluding certain items from the associated GAAP measure that are not core to the performance of our business, these non-GAAP financial measures are useful in assessing our performance and provide meaningful supplemental information and permit investors to view performance using the same tools that we use to budget, forecast, make operating and strategic decisions, and evaluate historical performance. By providing these non-GAAP financial measures together with a reconciliation to the most comparable GAAP measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.. Specifically, we exclude the below items due to the following factors:

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
•Litigation-related expenses: We exclude costs associated with the legal matter discussed in Item 8.A. “Legal and Arbitration Proceedings,” as such costs are not reflective of costs associated with our ongoing business and operating results and are viewed as unusual and infrequent.
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

Non-GAAP Gross Profit and Non-GAAP Gross Profit Margin
The following table presents a reconciliation of our gross profit and gross profit margin, the most directly comparable U.S GAAP measure, to non-GAAP gross profit and non-GAAP gross profit margin for each of the periods presented:

	Year Ended December 31,
	2023	2022	2021
	(in thousands, except where indicated, unaudited)
Revenue	$297,610	$261,247	$229,141
Cost of revenue	145,091	126,150	106,170
Gross Profit	152,519	135,097	122,971
Share-based compensation expense included within cost of revenue	770	621	216
Depreciation and amortization included within cost of revenue	1,726	880	589
Payroll taxes related to share-based compensation included within cost of revenue	11	4	—
Non-GAAP Gross Profit	$155,026	$136,602	$123,776

Gross profit margin	51%	52%	54%
Non-GAAP Gross Profit Margin	52%	52%	54%
Adjusted EBITDA
The following table presents a reconciliation of net profit (loss), the most directly comparable GAAP measure, to adjusted EBITDA for each of the periods presented:

	Year Ended December 31,
	2023	2022	2021
	(in thousands, unaudited)
Net profit (loss)	$(59,035)	$(104,705)	$(179,430)
Provision for (benefit from) income taxes	5,798	6,042	1,558
Interest (income) expense, net	(22,775)	(10,180)	(591)
Other (income) expense, net	(837)	(505)	122,520
Depreciation and amortization	5,100	4,274	2,436
Share-based compensation expense	62,410	67,467	33,358
Payroll taxes related to share-based compensation	459	219	153
Litigation-related expenses	390	312	—
Adjusted EBITDA	$(8,490)	$(37,076)	$(19,996)

Free Cash Flow
The following table presents a reconciliation of net cash provided by (used in) operating activities, the most directly comparable GAAP measure, to free cash flow for each of the periods presented:

	Year Ended December 31,
	2023	2022	2021
	(in thousands, unaudited)
Net cash provided by (used in) operating activities	$7,279	$(26,252)	$(20,278)
Purchases of property and equipment	(1,355)	(6,126)	(12,254)
Capitalized software development costs	—	(1,886)	(1,250)
Free Cash Flow	$5,924	$(34,264)	$(33,782)
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
Contracts with our merchants for our Chargeback Guarantee product obligate us to review eCommerce transactions for legitimacy as well as to stand ready to indemnify merchants for costs incurred associated with an approved transaction in the event of a chargeback due to fraud. Our fee is allocated between the consideration owed to us for our fraud review service performance obligation accounted for under ASC 606 and the consideration owed to us for issuing indemnification guarantees that are accounted for under ASC 460 and are recorded at fair value. Consideration allocated to fraud review is recognized as revenue over the contract period in the month that the transactions are approved while consideration allocated to the indemnification guarantee is recognized as we are released from risk under the guarantee, generally over a six-month period from the date of the transaction.
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

Gross Profit and Gross Profit Margin
As our business continues to grow, we expect our gross profit will increase while our gross profit margin may fluctuate from period to period. Our gross profit margin is highly dependent on our risk-based pricing model which determines the fee we charge our merchants, our approval rate thresholds, the merchant mix of our revenue, new geographies and industries into which we may enter, the risk profile of orders approved in the period, technological improvements in the performance of our models, and seasonality. During periods where we approve a higher percentage of legitimate orders, our CTB ratio is lower and our gross margins are higher. Further, as the merchant mix of our revenues shifts towards industries with historically higher chargeback rates, such as tickets and travel, our CTB ratio may be higher and our gross margins may be lower. We control the decision to approve a particular transaction and continuously monitor our approval rate thresholds to ensure we are not exposed to higher amounts of chargeback risk, and we structure our pricing in a way to mitigate this risk.
Operating Expenses
Our operating expenses consist of research and development, sales and marketing, and general and administrative expenses. Compensation and benefits related costs are the most significant component of operating expenses and consists of salaries and benefits, share-based compensation expense, sales commissions, and other employee benefit costs. Operating expenses also primarily include third-party hosting fees and software costs, professional service fees, overhead costs including rent and utilities, marketing and advertising related costs, and depreciation expense. For 2024, we expect that our cost reduction efforts will drive decreases in operating expenses and operating expenses as a percent of revenue, however there may be fluctuations on a quarterly basis.
Research and Development
Research and development expenses primarily consist of compensation and benefits related costs, including share-based compensation expense associated with research and development teams that are responsible for the design, development, and testing of our ecommerce risk intelligence platform infrastructure, including expenses associated with adding new features, increasing the functionality, and enhancing the usability of our platform. Research and development expenses also include investments we are making in new products, as well as third-party hosting fees and software costs used by our research and development teams, allocated overhead costs, and depreciation expense.
Sales and Marketing
Sales and marketing expenses primarily consist of compensation and benefits related costs, including share-based compensation expense directly associated with our sales and marketing teams. Sales and marketing costs also consists of costs associated with conferences, events, digital marketing and advertising programs, deferred contract acquisition costs, depreciation expense, and allocated overhead.
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
Interest Income (Expense), Net
Interest income (expense), net primarily consists of interest earned on our bank deposits, money market funds, and investments.

Other Income (Expense), Net
Other income (expense), net primarily consists of foreign exchange transaction gains and losses, and gains and losses on foreign currency contracts not designated as hedging instruments. In periods prior to IPO, other income (expense), net primarily consisted of remeasurement gains and losses on our convertible preferred share warrant liabilities and convertible preferred share tranche rights.
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
A.Operating Results
The following section discusses our financial condition and results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022. For a discussion of our financial condition and results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021, refer to Item 5. “Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on February 24, 2023. During the second quarter of 2023, we identified an immaterial error relating to the period over which certain sales commissions were amortized. Certain prior period amounts have been updated to reflect the correction of the immaterial error. See Note 2 to our audited consolidated financial statements included in Item 18 of this annual report for additional details.
The following tables set forth selected consolidated statements of operations data and such data as a percentage of total revenue for each of the periods presented:

	Year Ended December 31,
	2023	2022	2021
	(in thousands)
Revenue	$297,610	$261,247	$229,141
Cost of revenue(1)(2)	145,091	126,150	106,170
Gross profit	152,519	135,097	122,971
Operating expenses:
Research and development(1)(2)	71,577	72,014	55,301
Sales and marketing(1)(2)	88,441	88,438	70,710
General and administrative(1)(2)	69,350	83,993	52,903
Total operating expenses	229,368	244,445	178,914
Operating profit (loss)	(76,849)	(109,348)	(55,943)
Interest income (expense), net	22,775	10,180	591
Other income (expense), net	837	505	(122,520)
Profit (loss) before income taxes	(53,237)	(98,663)	(177,872)
Provision for (benefit from) income taxes	5,798	6,042	1,558
Net profit (loss)	$(59,035)	$(104,705)	$(179,430)
_______________
(1)Includes share-based compensation as follows:

	Year Ended December 31,
	2023	2022	2021
	(in thousands)
Cost of revenue	$770	$621	$216
Research and development	13,152	10,005	4,246
Sales and marketing	19,420	18,253	10,710
General and administrative	29,068	38,588	18,186
Total share-based compensation expense	$62,410	$67,467	$33,358
(2)Includes depreciation and amortization (including amortization of capitalized internal-use software) as follows:

	Year Ended December 31,
	2023	2022	2021
	(in thousands)
Cost of revenue	$1,726	$880	$589
Research and development	1,566	1,581	752
Sales and marketing	1,025	1,013	661
General and administrative	783	800	434
Total depreciation and amortization	$5,100	$4,274	$2,436

	Year Ended December 31,
	2023	2022	2021
	(in thousands)
Revenue	100%	100%	100%
Cost of revenue	49	48	46
Gross profit	51	52	54
Operating expenses:
Research and development	24	28	24
Sales and marketing	30	34	31
General and administrative	23	32	23
Total operating expenses	77	94	78
Operating profit (loss)	(26)	(42)	(24)
Interest income (expense), net	8	4	—
Other income (expense), net	—	—	(53)
Profit (loss) before income taxes	(18)	(38)	(78)
Provision for (benefit from) income taxes	2	2	1
Net profit (loss)	(20)%	(40)%	(78)%
Comparison of the Years Ended December 31, 2023 and 2022
Revenue

	Year Ended December 31,
	2023	2022	$ Change	% Change
	(dollars in thousands)
Revenue	$297,610	$261,247	$36,363	14%
The increase in revenue of $36.4 million, or 14% was driven by a $17.5 billion, or 17% increase in GMV from $105.6 billion to $123.1 billion. Approximately $30.3 million of the increase in revenue was driven by GMV and Billings from new merchants onboarded to our platform for which a majority is attributable to our tickets and travel, fashion, and food verticals. The remaining $6.1 million increase in revenue was primarily due to upsells net of organic declines and attrition which helped to contribute to our Net Dollar Retention Rate of 105%.
Revenue attributable to issued indemnification guarantees that are accounted for under ASC 460 and included within the $36.4 million increase in revenue, increased by $25.1 million for to the same reasons noted above. Revenue attributable to issued indemnification guarantees as a percentage of total revenue increased from 40% during 2022 to 44% during 2023 due to increases in our CTB Ratio and increases in the risk premium which collectively contributed to increases in the fair value of issued guarantees.
Cost of Revenue and Gross Profit Margin

	Year Ended December 31,
	2023	2022	$ Change	% Change
	(dollars in thousands)
Cost of revenue	$145,091	$126,150	$18,941	15%
Gross profit margin	51%	52%
The increase in cost of revenue of $18.9 million, or 15% was primarily attributable to an increase of $18.6 million in net chargeback expenses that was driven primarily by continuing increases in GMV associated with tickets & travel and food merchants' Billings due to the onboarding of new merchants and an isolated fraud event in the third quarter of 2023. There was also an increase of $1.4 million in cost of revenue due to increases in amortization of deferred contract fulfillment costs and amortization of internal use software. These increases were offset by a decrease of $1.1 million in hosting, software, and data enrichment costs.
Gross profit margin decreased to 51% from 52% due to increases in our CTB Ratio. Our CTB ratio, which is a key driver of our gross profit margin, increased to 41% from 39% and was primarily driven by changes in the merchant mix of our revenues and the aforementioned fraud event in the third quarter of 2023, slightly offset by improvements in our model performance and strategic risk management. The decrease in gross profit margin is partially offset by a reduction in hosting and software costs.
Operating Expenses
Research and Development

	Year Ended December 31,
	2023	2022	$ Change	% Change
	(dollars in thousands)
Research and development	$71,577	$72,014	$(437)	(1)%
The decrease in research and development expenses of $0.4 million was primarily attributable to a decrease of $1.8 million in hosting fees and software costs, a decrease of $1.0 million in payroll and related costs, a decrease of $0.6 million in overhead costs, and a decrease of $0.1 million in professional services fees. These decreases were partially offset by an increase of $3.1 million in share-based compensation expense primarily due to a higher weighted average grant date fair value of awards being expensed during 2023 as compared to 2022.

Sales and Marketing

	Year Ended December 31,
	2023	2022	$ Change	% Change
	(dollars in thousands)
Sales and marketing	$88,441	$88,438	$3	—%
Sales and marketing expenses remained relatively flat at $88.4 million. Payroll and related costs increased by $1.9 million primarily due to an increase in sales commissions. Share-based compensation expense increased by $1.2 million due to a higher weighted average grant date fair value of awards being expensed during 2023 as compared to 2022, slightly offset by a decrease in share-based compensation expense associated with equity awards containing performance and service-based vesting conditions. These increases were offset by a decrease of $3.1 million in expenses associated with professional services, marketing, overhead, and travel.
General and Administrative

	Year Ended December 31,
	2023	2022	$ Change	% Change
	(dollars in thousands)
General and administrative	$69,350	$83,993	$(14,643)	(17)%
The decrease in general and administrative expenses of $14.6 million, or 17% was primarily attributable to a decrease of $10.1 million in compensation and benefits related costs including a decrease of $9.5 million in share-based compensation expense primarily attributable to awards granted to our Chief Executive Officer, including the Multi-Year Award, slightly offset by an increase in share-based compensation expense due to a higher weighted average grant date fair value of awards being expensed during 2023 as compared to 2022. For further information, see Item 6.B. "Compensation."
The remaining decrease consists of a $2.6 million decrease in professional services expenses, $1.5 million in insurance and overhead costs, and a $0.5 million net decrease in other general and administrative expenses such as travel, software, and taxes.
Interest Income (Expense), Net

	Year Ended December 31,
	2023	2022	$ Change	% Change
	(dollars in thousands)
Interest income (expense), net	$22,775	$10,180	$12,595	124%

Interest income (expense), net increased by $12.6 million, or 124% primarily due to increases in global interest rates.
Other Income (Expense), Net

	Year Ended December 31,
	2023	2022	$ Change	% Change
	(dollars in thousands)
Other income (expense), net	$837	$505	$332	66%

Other income (expense), net increased by $0.3 million, or 66% primarily due to a decrease of $1.1 million in net losses on non-designated hedging transactions, partially offset by a decrease of $1.1 million in gains from foreign currency transactions. The decrease in losses on non-designated hedging transactions and the decrease in gains from foreign currency transactions are primarily due to movements in exchange rates between the U.S. Dollar, the Israeli Shekel, and the Euro. The remaining net increase was driven by individually immaterial items.
Provision for (Benefit from) Income Taxes

	Year Ended December 31,
	2023	2022	$ Change	% Change
	(dollars in thousands)
Provision for (benefit from) income taxes	$5,798	$6,042	$(244)	(4)%
Provision for income taxes decreased by $0.2 million, or (4)%. We maintain a full valuation allowance on our Israeli and U.S. deferred tax assets resulting from carryforward tax losses, capitalized research and development expenses, and other reserves and allowances. The provision for income taxes decreased primarily as a result of uncertain tax positions and change in valuation allowance. Our effective tax rate was (10.89)% and (6.12)% of our net profit (loss) before income taxes for the years ended December 31, 2023 and 2022, respectively. Our effective tax rate is affected by tax rates in foreign jurisdictions and the relative amounts of income we earn in those jurisdictions, as well as non-deductible share-based compensation, prior period adjustments, uncertain tax positions, and changes in our valuation allowance.
Impact of Foreign Currency Fluctuation
See Item 3D. “Risk Factors—We are exposed to fluctuations in currency exchange rates, which could negatively affect our operating results.” and Item 11. “Quantitative and Qualitative Disclosures About Market Risk-Foreign Currency Exchange Risk.”
B. Liquidity and Capital Resources
Since our inception, we have financed our operations primarily through the issuance of ordinary and preferred shares, warrants, and cash flows from operations.
Our principal uses of cash has been related to investments in bank deposits, money market funds, and marketable debt securities, funding our operations, capital expenditures, and share repurchases. As of December 31, 2023, our principal sources of liquidity were cash, cash equivalents, bank deposits, and short-term investments of $474.8 million which were held for working capital purposes. Cash and cash equivalents consist of cash in banks, bank deposits, and money market funds. Short-term deposits consist of bank deposits with original maturities between 4 and 12 months and that mature within 12 months of the balance sheet date. Short-term investments consists of available-for-sale marketable debt securities. In 2023, we earned $22.8 million of interest income from our bank deposits, money market funds, and marketable debt securities. We expect to continue to utilize bank deposits, money market funds, and other similar investment vehicles to generate returns on our capital in the future, however the amount of interest income we are able to earn may fluctuate from year-to-year as a result of, among other things, changes in global interest rates, changes in the terms of new bank deposits, and changes in our investment strategy.
We believe our cash, cash equivalents, short-term deposits, and short-term investments, together with cash we expect to generate from future operations, will be sufficient to meet our working capital and capital expenditure requirements for a period of at least twelve months from the date of this Annual Report. We may require additional capital to respond to technological advancements, competitive dynamics or technologies, customer demands, business opportunities, challenges, acquisitions or unforeseen circumstances and in either the short-term or long-term may determine to engage in equity or debt financings or enter into credit facilities for other reasons.

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
Share Repurchase Program
As previously announced, on August 8, 2023 our board approved the Repurchase Program, authorizing the Company to repurchase up to $75 million of its Class A ordinary shares, subject to approval from the Israeli Court.
On November 20, 2023, we received approval from the Israeli Court to implement the Repurchase Program, under which we may make purchases of Class A ordinary shares from time-to-time in the open market, including through trading plans intended to qualify under Rule 10b5-1 under the Exchange Act, in privately negotiated transactions or by other means in accordance with U.S. federal securities laws. The timing, as well as the number and value of any shares repurchased under the program, will be determined at our discretion and will depend on a variety of factors, including management's assessment of the intrinsic value of our ordinary shares, the market price of our Class A ordinary shares, general market and economic conditions, available liquidity, alternative investment opportunities, and applicable legal requirements. The share repurchases will be funded from existing cash and cash equivalents. The Repurchase Program does not obligate us to acquire a particular amount of our Class A ordinary shares, and the Repurchase Program may be suspended, modified or discontinued at any time at our discretion and without prior notice.
Although our Repurchase Program does not have a set expiration date, the current Israeli Court approval is valid through May 19, 2024. We may file extension requests with the Israeli Court on an ongoing basis as required. For information on share repurchases made pursuant to the Repurchase Program during the year ended December 31, 2023, see Item 16E. “Purchase of Equity Securities by the Issuer and Affiliated Purchasers.”
Cash Flows
The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,
	2023	2022	2021
Consolidated Statements of Cash Flows Data:	(in thousands)
Net cash provided by (used in) operating activities	$7,279	$(26,252)	$(20,278)
Net cash provided by (used in) investing activities	$251,559	$(210,012)	$(84,441)
Net cash provided by (used in) financing activities	$(9,314)	$3,855	$423,189
Effects of exchange rates on cash, cash equivalents, and restricted cash	$297	$(1,701)	$—
Net increase (decrease) in cash, cash equivalents, and restricted cash	$249,821	$(234,110)	$318,470

Operating Activities
Our largest source of operating cash flows are from revenues we earn from our merchants offset by the reimbursement for chargebacks. Our largest uses of cash from operating activities are for compensation and benefits related costs, overhead costs including rent and utilities, hosting and software fees, professional service fees, and marketing and advertising related costs.
We reported net cash provided by operating activities of $7.3 million for the year ended December 31, 2023, compared to net cash used in operating activities of $26.3 million for the year ended December 31, 2022, representing an increase of $33.5 million in net cash provided by operating activities.
The increase in operating cash inflows was primarily driven by improvements in net loss and the timing of working capital cash receipts and payments of approximately $16.0 million and increases in interest received of approximately $19.5 million. These changes were partially offset by an increase in cash outflows associated with foreign currency contracts of approximately $1.8 million. The remaining change is due to individually insignificant items.
Investing Activities
Investing activities consists of investments in and maturities of short-term deposits, purchases of investments, purchases of property and equipment, and payments of capitalized software development costs.
We reported net cash provided by investing activities of $251.6 million for the year ended December 31, 2023, compared to net cash used in investing activities of $210.0 million for the year ended December 31, 2022, representing an increase of $461.6 million in cash provided by investing activities. This increase in cash provided by investing activities was primarily attributable to a decrease in purchases of short-term deposits of $408.8 million, an increase in maturities of short-term deposits of $75.3 million, and a decrease of $4.8 million in purchases of property and equipment. These cash inflows were partially offset by an increase in cash outflows of $29.1 million related to purchases of marketable debt securities.
Financing Activities
Financing activities consists of proceeds we receive from the exercise of stock options and payments made for the purchase of Class A ordinary shares pursuant to our Repurchase Program.
We reported net cash used in financing activities of $9.3 million for the year ended December 31, 2023, compared to net cash provided by financing activities of $3.9 million for the year ended December 31, 2022, representing an increase of $13.2 million in cash used in financing activities. This increase was primarily driven by payments totaling $13.2 million related to purchases of 3.0 million of our Class A ordinary shares pursuant to our Repurchase Program.
Material Cash Requirements for Known Contractual and Other Obligations
Leases
We have various non-cancelable operating leases for our corporate offices in Tel Aviv in Israel and in New York City in the United States. The leases for these facilities in Tel Aviv and New York City expire in 2031 and 2029, respectively and we have options to renew these leases through 2036 and 2034, respectively. As of December 31, 2023, we had fixed future minimum lease payments of $36.1 million, of which $5.7 million is due in the next twelve months. We incurred an aggregate of approximately $16.0 million in capital expenditures associated with the build-out of our Tel Aviv office from the fourth quarter of 2020 through the year ended December 31, 2022. The build-out of our Tel Aviv office was substantially complete as of December 31, 2022 and we have no material plans to construct, expand, or improve facilities as of December 31, 2023.

Excluded from the future minimum lease payments discussed above is an unsecured and undated promissory note issued in December 2020 in connection with the execution of a lease agreement for an amount of $2.9 million as of December 31, 2023. The promissory note may only be withdrawn in the event of a material and fundamental breach of the lease agreement. The promissory note expires three months after the lease termination date in 2031. As of December 31, 2023, we were in full compliance of the terms and conditions of the promissory note, and the promissory note has not been withdrawn.
Other Obligations
In the normal course of business, we enter into non-cancelable purchase commitments with various parties primarily for hosting and software services. As of December 31, 2023, we had non-cancelable purchase obligations with a remaining term in excess of twelve months of $1.7 million, of which $1.1 million is due in the next twelve months. These purchase obligations are primarily related to third-party data center costs that are used to host our risk intelligence platform.
For more information on our operating leases, indemnification guarantees, and other commitments, refer to “Leases” in Note 7 and “Guarantees, Commitments, and Contingencies” in Note 8 of our consolidated financial statements included elsewhere in this Annual Report.
C. Research and Development, Patents and Licenses, etc.
Our research and development activities are primarily located in Israel. Research and development expenses primarily consist of compensation and benefits related costs, including share-based compensation expense associated with research and development teams that are responsible for the design, development, and testing of our ecommerce risk intelligence platform infrastructure, including expenses associated with adding new features, increasing the functionality, and enhancing the usability of our platform. Research and development expenses also include investments we are making in new products, as well as third-party hosting fees and software costs used by our research and development teams, allocated overhead costs, and depreciation expense.
For the years ended December 31, 2023, 2022 and 2021, research and development costs accounted for approximately 24%, 28% and 24% of our total revenue, respectively. Research and development costs are expensed as incurred, except to the extent that such costs are associated with internal-use software that qualifies for capitalization.
D. Trend Information
Seasonality
Our revenue is correlated with the level of GMV that our merchants process through our ecommerce risk intelligence platform. Our merchants typically generate the most GMV in the calendar fourth quarter, which includes Black Friday, Cyber Monday, the holiday season, and other peak events included in the ecommerce calendar, such as Chinese Singles’ Day and Thanksgiving. Our gross profit typically follows a similar trend. Approximately 28% and 30% of our annual revenue and 32% and 31% of our annual gross profit was earned in the fourth quarter for the years ended December 31, 2023 and 2022, respectively. We believe that similar seasonality trends will continue to affect our future performance.
Other than as described above and in Item 3.D. "Risk Factors", in Item 5.A. "Operating Results—Factors Affecting Our Performance", and in Item 5.B. “Liquidity and Capital Resources” of this Annual Report, which are incorporated by reference herein, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Estimates
We have provided a summary of our significant accounting policies, estimates and judgments in Note 2 to our audited consolidated financial statements, which are included elsewhere in this Annual Report. The following discussion pertains to critical accounting estimates that management believes are most important to the portrayal of our historical financial condition and results of operations and that require significant, difficult, subjective or complex judgments. Other companies in similar businesses may use different estimation policies and methodologies, which may impact the comparability of our financial condition, results of operations, and cash flows to those of other companies.
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
The assumptions and estimates involved in calculating the fair value of our indemnification guarantees, as well as the determination of a systematic and rational amortization method for recognition of our guarantee obligations as revenue, involve inherent uncertainties and the application of significant judgment. We will continue to use judgment in evaluating the assumptions related to our indemnification guarantees, and we may refine our estimation process as we continue to accumulate additional data, which could materially impact the timing of our revenue recognition for transactions approved in future periods. The effect of a hypothetical 10% change in the inputs and assumptions of the fair value of the guarantee, as well as a 10% change in the inputs and assumptions of the systematic and rational amortization method, would have impacted our revenue by approximately 1%. Refer to Note 8 of our consolidated financial statements included elsewhere in this Annual Report for additional information.
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
Our merchant agreements typically allow chargebacks to be submitted up to six months from the order approval date and therefore, since the Company is generally only liable for chargebacks associated with transactions approved in the prior six months, the provision for chargebacks is based on the activity during that period. While the provision amount is correlated to the absolute dollar amount of chargeback expenses we incurred during the prior six months, a driver to the provision amount is the pace at which our merchant portfolio submits chargebacks to us. For example, our provision for chargebacks may be higher as a percent of total chargeback expenses when our merchant portfolio is characterized by slower chargeback submission rates based on historical experience, since a larger portion of the total chargeback expenses would not have been reimbursed to the merchant by the balance sheet date. Conversely, our provision for chargebacks may be lower as a percent of total chargeback expenses when our merchant portfolio is characterized by faster chargeback submission rates based on historical experience, since a larger portion of the total chargeback expenses would have been reimbursed to the merchant by the balance sheet date.
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
Sales commissions for initial contracts are amortized on a straight-line basis over an estimated period of benefit of four years. We determine the period of benefit for sales commissions by taking into consideration the estimated customer life, technological life of our software, and other factors. These factors involved in the determination of the period of benefit include inherent uncertainties and the application of significant judgment. Sales commissions for renewal contracts are not commensurate with sales commissions for initial contracts and are deferred and then amortized on a straight-line basis over the contractual term. The effect of a hypothetical one year decrease in the amortization period would have increased our sales and marketing expenses by approximately $1.1 million.
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
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management

Executive Officers and Directors
The following table sets forth the name and position of each of our executive officers and directors as of the date of this Annual Report:

Name	Age	Position
Executive Officers
Eido Gal	38	Co-Founder, Chief Executive Officer, Director
Assaf Feldman	52	Co-Founder, Chief Technology Officer, Director
Aglika Dotcheva	48	Chief Financial Officer
Naama Ofek Arad	39	Chief Operating Officer
Ravi Kumaraswami	57	President of Worldwide Field Operations

Directors
Erez Shachar(1)(2)*	60	Director
Eyal Kishon(1)(2)(3)*†	64	Director
Aaron Mankovski(3)*	67	Director
Tanzeen Syed(2)*	41	Director
Jennifer Ceran(1)(3)*	60	Director

(1)	Serves as a member of our Audit Committee.
(2)	Serves as a member of our Compensation Committee.
(3)	Serves as a member of our Nominating & Governance Committee.
*	Qualifies as independent under the NYSE listing standards.
†	Serves as lead independent director.
Executive Officers
Eido Gal is our Co-Founder and has served as our Chief Executive Officer and as the Chairperson of our board of directors since our inception. Prior to co-founding Riskified, Mr. Gal served as an Analyst at BillGuard from January 2011 to January 2013 and as an Analyst at PayPal Holdings, Inc. from January 2009 to January 2011.
Assaf Feldman is our Co-Founder and has served as our Chief Technology Officer and as a member of our board of directors since our inception. Prior to co-founding Riskified, Mr. Feldman served as a Developer at BillGuard from September 2011 to November 2012, Vice President of Research & Development at Kinetic Trading from August 2009 to August 2011, Lead Developer at monitor110.com from February 2006 to July 2008, Researcher at MIT Media-Lab from September 2003 to June 2005, Vice President of Engineering at Oddcast Inc. from April 2001 to June 2003, and as a Senior Developer at Earthnoise from August 1999 to March 2001. Mr. Feldman holds a B.A. in Film and Computer Science from Tel Aviv University in Israel and an M.A (Computer Science) from Massachusetts Institute of Technology.
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

Naama Ofek Arad has served as our Chief Operating Officer since April 2017 and previously as our Head of Sales Operations since January 2017. Prior to joining us, Ms. Ofek Arad served as a Consultant with The Boston Consulting Group from July 2014 to December 2016 and as an Operations Manager with the Israeli Air Force from 2006 to 2014. Ms. Ofek Arad holds a B.A. in Information Systems and Management from Ben Gurion University in Israel and an Executive M.B.A. from Northwestern University, Kellogg School of Management. Ms. Ofek Arad has notified the company of her intention to resign her role as Chief Operating Officer, for personal reasons. Pursuant to the terms of a separation agreement entered into between the Company and Ms. Ofek Arad, Ms. Ofek Arad will continue to provide services to the Company through June 30, 2024. Her last day of employment is November 1, 2024.
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
Non-Employee Directors
Erez Shachar has served as a member of our board of directors since July 2015. Mr. Shachar is the Co-Founder, Director and Managing Partner of Qumra Capital Management Ltd., a venture capital firm founded in 2013. Since 2004, Mr. Shachar has also served as Managing Partner of Evergreen Venture Partners Ltd., a venture capital firm, focusing on investment opportunities in technology companies. Mr. Shachar currently serves as a member of the board of directors of Taboola.com Ltd. (Nasdaq: TBLA), Talkspace, Inc. (Nasdaq: TALK) and several privately held companies and previously served as a member of the board of directors of Fiverr Ltd. (NYSE: FVRR) from August 2014 until August 2020. Mr. Shachar holds a B.Sc. in Mathematics and Computer Science from Tel Aviv University in Israel and an M.B.A. from the INSEAD Business School in France.
Eyal Kishon has served as a member of our board of directors since February 2013. Since September 1996, Dr. Kishon has served as Managing Partner of Genesis Partners, an Israel-based venture capital fund and since December 2020, Dr. Kishon has served as Chairman of Deep Insight, an Israel-based venture capital fund. From 1993 to 1996, Dr. Kishon served as Associate Director of Pitango Venture Capital. Prior to that, Dr. Kishon served as Chief Technology Officer at Yozma Venture Capital in 1993. From 1991 to 1993, Dr. Kishon was a Research Fellow in the Multimedia Department of IBM Science & Technology. From 1989 to 1991, Dr. Kishon worked in the Robotics Research Department of AT&T Bell Laboratories. Dr. Kishon currently serves as a member of the board of directors of Valens Semiconductor Ltd. (NYSE: VLNS) and several privately held companies and previously served as a member of the board of directors of Audiocodes Ltd. (Nasdaq, TASE: AUDC) from 1998 to 2023. Dr. Kishon holds a B.Sc. in Computer Science from the Technion – Israel Institute of Technology and a Ph.D. in Computer Science from New York University.
Aaron Mankovski has served as a member of our board of directors since September 2017. Since 2000, Mr. Mankovski has served as a Managing Partner of Pitango Venture Capital, a venture capital firm founded in 1993. In addition, Mr. Mankovski founded and served as the Managing General Partner of Eucalyptus Ventures from 1997 until 2016. Mr. Mankovski previously served as a member of the board of directors of Optimal Plus, a privately held company, from November 2007 until July 2020, and currently serves as a member of the board of directors of a number of privately held companies including Tailor Brands Ltd, Silk Inc., DriveNets Ltd., Tabit Technologies Ltd. Tulip and Meta Flow (Lumen). Mr. Mankovski also serves as a member of the general Assembly of O.R.T. Technologies Ltd. and as a board observer for Formlabs and Tomorrow.io. Mr. Mankovski is the Founder and former Chairman of IATI –

Israel Advanced Technology Industries. Mr. Mankovski holds a B.Sc. from Tel Aviv University in Computer Science and Statistics and served as a pilot in the Israeli Air Force.
Tanzeen Syed has served on our board of directors since October 2019. Since July 2018, Mr. Syed has served as a Managing Director at General Atlantic, focusing on investments in General Atlantic’s Technology sector. Mr. Syed rejoined General Atlantic in July 2018 after also working there from 2006 to September 2013. Prior to rejoining General Atlantic, Mr. Syed served as a Director at Temasek, an investment company, from July 2015 until June 2018, where he led U.S. technology growth investments. Prior to that, Mr. Syed was a Vice President at Great Hill Partners L.P. from October 2013 to June 2015, where he focused on Internet and software growth investing. Mr. Syed currently serves as the chairman of the board of directors of ContextLogic Inc. (dba Wish) (Nasdaq: WISH), a public portfolio company of General Atlantic. Mr. Syed also serves as a director on the board of Kiwi.com, s.r.o., Chess.com, o9 Solutions and Panorama Education, each of which are private portfolio companies of General Atlantic. Mr. Syed holds a B.A. in Economics and Political Science from Macalester College.
Jennifer Ceran has served on our board of directors since February 2021. Ms. Ceran served as the interim Chief Financial Officer for Klaviyo, Inc. from November 2021 to May 2022, the Chief Financial Officer and Treasurer for Smartsheet Inc. from September 2016 to January 2021 and the Chief Financial Officer of Quotient Technology Inc. from September 2015 to September 2016. From October 2012 to September 2015, Ms. Ceran served as the Treasurer and Vice President of Investor Relations at Box, Inc. Ms. Ceran held several roles at eBay Inc. from April 2003 to August 2012, including Vice President of Investor Relations and Corporate Financial Planning and Analysis and Treasurer. Ms. Ceran currently serves on the board of directors of several private and public companies, including Klaviyo, Inc. (NYSE: KVYO), NerdWallet Inc. (NASDAQ: NRDS), Flock Group Inc. and Wyze Labs, Inc. Ms. Ceran holds a B.A. in Communications and French from Vanderbilt University and an M.B.A. from the University of Chicago Booth School of Business.
There are no family relationships among any of our executive officers or directors.
There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management
B. Compensation
Directors
Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. Nonetheless, according to the Companies Law, the compensation committee and the board of directors may in special circumstances approve compensation of directors that is inconsistent with our stated compensation policy, provided that those provisions that must be included in the compensation policy according to the Companies Law have been considered by the compensation committee and the board of directors, and provided that shareholder approval will be obtained, subject to the following requirements:
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
Executive Officers other than the Chief Executive Officer

The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the chief executive officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company decline to approve a compensation arrangement with an executive officer (other than the chief executive officer) that is inconsistent with the company’s stated compensation policy as set forth in (iii) above, the compensation committee and the board of directors may, nevertheless, elect to override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.
An amendment to an existing arrangement with an office holder (who is not a director) requires only the approval of the compensation committee, if the compensation committee determines that the amendment is not material in comparison to the existing arrangement. However, according to regulations promulgated under the Companies Law, an amendment to an existing arrangement with an office holder (who is not a director) who is subordinate to the chief executive officer will not require the approval of the compensation committee, if (i) the amendment is approved by the chief executive officer, (ii) the company’s compensation policy provides that a non-material amendment to the terms of service of an office holder (other than the chief executive officer) may be approved by the chief executive officer and (iii) the engagement terms are consistent with the company’s compensation policy.
Chief Executive Officer
Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company decline to approve the compensation arrangement with the chief executive officer, the compensation committee and the board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.
The approval of each of the compensation committee and the board of directors should be in accordance with the company’s stated compensation policy; however, in special circumstances, they may approve compensation terms of a chief executive officer that are inconsistent with such policy, provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval is obtained (by a special majority vote as discussed above with respect to the approval of director compensation).
In addition, the compensation committee may waive the shareholder approval requirement with regards to the approval of the engagement terms of a candidate for the chief executive officer position, if they determine that (i) the compensation arrangement is consistent with the company’s compensation policy; (ii) the chief executive officer candidate does not have a prior business relationship with the company or a controlling shareholder of the company; and (iii) subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to employ the chief executive officer candidate. In the event that the chief executive officer candidate also serves as a member of the board of directors, his or her compensation terms as chief executive officer will be approved in accordance with the rules applicable to approval of compensation of directors.
Aggregate Compensation of Office Holders
The aggregate compensation, including share-based compensation, paid by us and our subsidiaries to our directors and executive officers for the year ended December 31, 2023 was approximately $29.8 million. This amount includes deferred or contingent compensation accrued for such year (and excludes deferred or contingent amounts accrued for during the year ended December 31, 2022 and paid during the year ended December 31, 2023). This amount includes approximately $0.6 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel.
The following is a summary of the (a) salary expenses, (b) cash bonus expenses, (c) social benefit costs and (d) share-based compensation expenses of our five most highly compensated executive officers in 2023, or collectively the "Covered Executives." All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2023. U.S. dollar amounts indicated for compensation of our Covered Executives are in thousands of dollars.

	Salary Expense(1)	Cash Bonus Expense(2)	Social Benefit Cost(3)	Share-based Compensation Expense(4)
Mr. Eido Gal Co-Founder and Chief Executive Officer	$240	$52	$144	$16,184(5)
Mr. Assaf Feldman Co-Founder and Chief Technology Officer	$240	$130	$111	$3,807
Ms. Aglika Dotcheva Chief Financial Officer	$350	$190	$145	$2,426
Ms. Naama Ofek Arad Chief Operating Officer	$217	$120	$73	$1,455
Mr. Ravi Kumaraswami President of Worldwide Field Operations	$400	$349	$153	$2,469

(1)	Salary Expense includes the gross salary paid to the Covered Executives.
(2)
Cash Bonus Expense includes cash bonuses and/or commissions paid to our Covered Executives upon compliance with predetermined performance parameters for services rendered in 2023. See “Bonus Plans” below.

(3)	Social Benefit Cost includes the social benefits paid by us on behalf of the Covered Executives, convalescence pay, contributions made by the company to an insurance policy, 401(k) or a pension fund, work disability insurance, accrued vacation, severance, educational fund and payments for social security.
(4)	Share-based Compensation Expense reflects expenses we recognize in connection with share options and RSUs granted to our Covered Executives. See “Equity Awards” below.
(5)
Share-based Compensation Expense for Mr. Gal reflects, in part, the Multi-Year Award (defined below). In accordance with the terms of his shareholder approved compensation package, no equity awards were granted to Mr. Gal in 2023.

Bonus Plans
We have a performance-based bonus plan that applies to our non-commission based employees, which includes each of the Company’s office holders, other than Mr. Kumaraswami. This plan is based on our overall financial performance as well as individual performance. The measurements can change from year to year, typically based on one or more financial parameters, and may contain discretionary components. The plan is designed to satisfy the requirements of our Compensation Policy for Executive Officers and Directors and, with respect to Mr. Gal and Mr. Feldman, is applied in a way that is consistent with their shareholder approved compensation packages. The plan is reviewed and approved by our compensation committee and board of directors annually, as is any bonus payment made to an office holder under the plan.
Mr. Kumaraswami’s entitlement to commissions is determined based on his satisfaction of predetermined performance metrics, which typically differ to those applicable to the company’s performance-based bonus plan, set forth above. Mr. Kumaraswami’s commission plan is reviewed and approved by our compensation committee and board of directors annually, as is any commission payment made to Mr. Kumaraswami pursuant to the plan.
Equity Awards
Share Options

No share options were granted to our directors or executive officers in 2023. As of December 31, 2023, share options to purchase 937,805 Class A ordinary shares granted to our directors and executive officers were outstanding under our equity incentive plans at a weighted average exercise price of $2.51 per ordinary share.
The amounts underlying the share options granted to our office holders are expensed on a straight-line basis over the requisite service period which is generally four to five years.
Restricted Share Units
During the year ended December 31, 2023, our directors and executive officers were granted 1,526,147 RSUs under our equity incentive plans. In accordance with the terms of Mr. Gal’s shareholder approved compensation package, no equity awards, including RSUs, were granted to our CEO in 2023. As of December 31, 2023, 9,012,942 RSUs granted to directors and executive officers were outstanding under our equity incentive plans, inclusive of the CEO Multi-Year Equity Award described below.
The amounts underlying the RSU awards granted to our Covered Executives that contain a performance-based vesting condition and a service-based vesting condition, will be expensed utilizing the accelerated attribution method over the requisite service period which is generally four to five years. As of December 31, 2023, the performance-based vesting condition underlying these awards (being the occurrence of our IPO in 2021) had been achieved and the service-based vesting condition underlying these awards had been partially achieved.
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
Upon termination of employment without “cause” or voluntary termination for “good reason”, not in connection with a Merger/Sale, our Chief Executive Officer, Chief Technology Officer, Chief Financial Officer and President of Worldwide Field Operations are each entitled to receive severance payments in amounts equal to (i) one times their annual salary during the fiscal year in which the termination is effected, and (ii) continuation for twelve months of health and social benefits.
CEO Multi-Year Equity Award
In July 2021, our board of directors and shareholders granted to our chief executive officer, Mr. Gal, a multi-year equity award, comprising 3,993,440 RSUs (the “Multi-Year Award”). The grant date fair value of the Multi-Year Award, which is the amount of share-based compensation expense that we recognize, is primarily determined based on the share price on the date the award was granted and is not based on our current share price. This amount is expensed utilizing the accelerated attribution method over the requisite service period of ten years. This method attributes higher expenses to the earlier periods of the requisite service period. Mr. Gal’s 2023 compensation, set forth above, in part reflects this Multi-Year Award.
The Multi-Year Award is structured so that meaningful value may only be realized upon the achievement of sustained and significant high performance levels. The award is divided into ten tranches that are eligible to vest based on the achievement of stock price goals, which range from $26.67 to $106.67, measured based on the average of our stock price over a trailing 60 trading day period during predefined performance periods, subject to Mr. Gal’s continued employment as our chief executive officer through each such period. In order to earn all of the tranches, the stock price will have to be more than 5 times higher than the price at IPO. No tranches of the Multi-Year Award were earned or vested in 2023.
In addition to the service-based vesting condition, and market-based vesting condition, each described above, the Multi-Year Award is also subject to a performance-based vesting condition. The performance-based vesting condition underlying the Multi-Year Award was satisfied upon the occurrence of our IPO in 2021.
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
Notwithstanding the foregoing, individual directors may elect to opt out of, waive, or otherwise forego such cash compensation at their discretion. For the year ended December 31, 2023, Ms. Ceran received total cash compensation of $74,000 in connection with her service on our board and board committees.

The remainder of our non-employee directors elected to waive 100% of the cash compensation payable to them in connection with their service on our board and board committees.
Equity-based Compensation
In addition, each of our non-employee directors is entitled to receive equity-based compensation as follows:
Welcome Grant: Each newly appointed or elected non-employee director shall be entitled to receive a one-time equity award under our 2021 Plan with a grant date fair market value of $350,000. The Welcome Grant shall be granted within 90 days of the date of initial appointment or election to our board (unless a board meeting is not held during such time, in which case the grant will be made at the next board meeting following such period), and shall vest annually over a period of three years from such date, subject to the director’s continued service through each vesting date.
Annual Grant: Each non-employee director shall be entitled to receive an equity award, on an annual basis, under our 2021 Plan (subject to their continued service through each applicable grant date) with a grant date fair market value of $175,000. The Annual Grant shall be granted in conjunction with grants to our management, and shall vest on the first anniversary of the date of such grant, subject to each directors continued service through such date. No non-employee director shall receive an Annual Grant in the year in which they receive a Welcome Grant or prior to serving on our board for less than six months.
The Welcome Grant and the Annual Grants shall accelerate and fully vest upon the occurrence of Merger/Sale (as defined in the 2021 Plan) and a preceding or subsequent termination of service.
Notwithstanding the foregoing, individual directors may elect to opt out of, waive, or otherwise forego their entitlement to such equity compensation at their discretion. For the year ended December 31, 2023, Ms. Ceran received 100% of the equity compensation payable in connection with her service on our board and board committees (being an Annual Grant with a grant date fair market value of $175,000). The remainder of our non-employee directors elected to waive 50% of the equity compensation payable in connection with their service on our board and board committees, and therefore received Annual Grants with grant date fair market values of $87,500.
Employment and Consulting Agreements with Executive Officers
We have entered into written employment agreements with each of our executive officers. These agreements generally provide for notice periods of varying duration in connection with the termination of the relevant executive officer’s employment by us or by the relevant executive officer, during which time the executive officer will continue to receive salary and benefits. These agreements also contain customary provisions regarding non-competition, non-solicitation, confidentiality of information and assignment of inventions. However, the enforceability of the non-competition provisions may be limited under applicable laws. We describe the compensation and severance arrangements with our executive officers above under “Aggregate Compensation of Office Holders.”
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
Equity Incentive Plans
Amended and Restated 2013 Equity Incentive Plan

The 2013 Equity Incentive Plan, or the 2013 Plan, was adopted by our board of directors on July 3, 2013 and amended and restated on February 23, 2021. The 2013 Plan provided for the grant of equity-based incentive awards to our employees, directors, office holders, and consultants. The U.S. Sub-Plan to the 2013 Plan, which is to be read as a continuation of the 2013 Plan, was adopted by our board of directors on May 10, 2015 and amended and restated on February 23, 2021. The U.S. Sub-Plan governed equity-based incentive awards granted to our United States employees, directors, office holders and consultants, including those who are deemed to be residents of the United States for tax purposes.
We no longer grant any awards under the 2013 Plan as it was superseded by the 2021 Share Incentive Plan, or the 2021 Plan. Awards granted prior to the adoption of the 2021 Plan remain outstanding and are governed by the 2013 Plan.
Class A ordinary shares underlying outstanding awards under the 2013 Plan that expire, are cancelled, terminated, forfeited or which are settled in cash in lieu of issuance of shares or become unexercisable without having been exercised in full will become available again for future grant under the 2021 Plan. As of December 31, 2023, a total of 10,219,534 share options to purchase ordinary shares, with a weighted average exercise price of $2.43 per share and 5,761,735 RSUs were outstanding under the 2013 Plan, including the U.S. Sub-Plan. Our board of directors, or a duly authorized committee of our board of directors, or the administrator, administers the 2013 Plan.
2021 Share Incentive Plan
We adopted the 2021 Plan, in connection with our IPO on July 15, 2021. The 2021 Plan provides for the grant of equity-based incentive awards to our employees, directors, office holders, service providers and consultants in order to incentivize them to increase their efforts on behalf of the Company and to promote the success of the Company’s business. The 2021 Plan is administered by the compensation committee of our board of directors, which has the authority to amend and rescind rules and regulations relating to the 2021 Plan or terminate the 2021 Plan at any time before the expiration of its ten year term, as well as to approve the conversion, substitution, cancellation or suspension under and in accordance with the 2021 Plan of any or all option awards or Class A ordinary shares, and the authority to modify the option awards to eligible individuals who are foreign nationals or are individuals who are employed outside of Israel to recognize differences in local law, tax policy or custom, in order to effectuate the purposes of the 2021 Plan but without amending the 2021 Plan.
The maximum number of Class A ordinary shares available for issuance under the 2021 Plan is equal to the sum of (i) 13,951,037 Class A ordinary shares, plus (ii) an annual increase on the first day of each fiscal year beginning on January 1, 2022 and ending on and including January 1, 2031, equal to the lesser of (A) 5% of the total number of Class A ordinary shares outstanding as of the end of the last day of the immediately preceding calendar year (calculated on a fully diluted and as converted basis); and (B) such smaller number of Class A ordinary shares as is determined by our board of directors, if so determined prior to January 1 of the calendar year in which the increase will occur, plus (iii) any Class A ordinary shares underlying awards under the 2013 Plan as of July 15, 2021 which, following such date have expired, or were cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares or became unexercisable without having been fully exercised. Notwithstanding the foregoing, no more than 13,951,037 Class A ordinary shares may be issued upon the exercise of “incentive stock options”. If permitted by our board of directors, shares tendered to pay the exercise price or withholding tax obligations with respect to an award granted under the 2021 Plan or the 2013 Plan may again be available for issuance under the 2021 Plan. Our board of directors may also reduce the number of Class A ordinary shares reserved and available for issuance under the 2021 Plan in its discretion (provided that such reduction does not derogate from any issuance of Class A ordinary shares in respect of awards then outstanding). As of December 31, 2023, a total of 150,000 share options to purchase ordinary shares, with a weighted average exercise price of $0.0003 per share and 16,149,528 RSUs were outstanding under the 2021 Plan. As of December 31, 2023, 8,766,560 ordinary shares were available for future issuance under the 2021 Plan. In accordance with (ii) above, the number of ordinary shares available for future issuance under the 2021 Plan was increased by an additional 8,927,686 ordinary shares, effective as of January 1, 2024.
The 2021 Plan provides for the grant of awards under various tax regimes, including, without limitation, in compliance with Section 102 or Section 3(i) of the Israeli Income Tax Ordinance (New Version), 5721-1961, or the Ordinance, and for awards granted to our United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes, Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, and Section 409A of the Code.
The 2021 Plan provides for the grant of stock options (including “incentive stock options” and “non-qualified stock options”), Class A ordinary shares, restricted shares, RSUs, stock appreciation rights and other share-based awards.
Options granted under the 2021 Plan to Company employees who are U.S. residents may qualify as “incentive stock options” within the meaning of Section 422 of the Code, or may be “non-qualified stock options”. The exercise price of an option may not be less than the par value of the shares (if the shares bear a par value) for which such option is exercisable. The exercise price of an “incentive stock option” may not be less than 100% of the fair market value of the underlying share on the date of grant or such other amount as may be required pursuant to the Code, and in the case of “incentive stock options” granted to ten percent shareholders, not less than 110%.
2021 Employee Share Purchase Plan
We adopted the 2021 Employee Share Purchase Plan, or ESPP, in connection with our IPO on July 15, 2021, to enable eligible employees of the company and certain of its designated subsidiaries to use payroll deductions to purchase the company’s Class A ordinary shares and thereby acquire ownership interests in the company. Through the date hereof we have not effected any offering under the ESPP.
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
The maximum aggregate number of Class A ordinary shares that are available for sale under the ESPP is 3,742,961, or the ESPP Share Pool, subject to adjustments as provided for in the ESPP. In addition, on the first day of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2031, the ESPP Share Pool shall be increased by that number of our Class A ordinary shares equal to the lesser of: (i) 1% of the total number of Class A ordinary shares outstanding as of the last day of the immediately preceding calendar year (calculated on a fully diluted as-converted basis); and (ii) such smaller number of Class A ordinary shares as may be determined by our board of directors. In no event will more than 3,742,961 Class A ordinary shares be available for issuance under the Section 423 Component.
As of December 31, 2023, the ESPP Share Pool consisted of 3,742,961 Class A ordinary shares. In accordance with (ii) above, our board of directors has determined not to increase the ESPP Share Pool as of January 1, 2024.
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
In addition, as a “foreign private issuer”, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers whose securities are registered under the Exchange Act. However, historically we have voluntarily filed financial statements and earnings announcements on Form 6-K on a quarterly basis broadly in line with reporting deadlines mandated for U.S. domestic issuers.
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
•the Class II directors are Assaf Feldman and Tanzeen Syed, and their terms expire at our annual meeting of shareholders to be held in 2026; and

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
The shareholders’ approval can be effective for a period of five years following an initial public offering, and subsequently, for additional periods of up to three years.
During a special and annual general meeting of our shareholders prior to our IPO, our shareholders approved, by a special majority, the appointment of Mr. Gal as chairperson of our board of directors in addition to his role as our chief executive officer. Such appointment is valid for an initial term of five years from the closing of our IPO. Following such initial term, each renewal of the appointment of our chief executive officer as chairperson of the board of directors will be subject to shareholder approval by a special majority, as described above, and will be limited to a term of up to three years.
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
•approving board of director meeting schedules and agendas; and
•acting as the liaison between the independent directors and the chief executive officer and chairperson of the board of directors.
As Mr. Gal is currently our chief executive officer and the chairperson of our board of directors, the members of our board of directors have elected Eyal Kishon to serve as the lead independent director.
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
Audit Committee
Our audit committee consists of Jennifer Ceran, Eyal Kishon and Erez Shachar. Jennifer Ceran serves as the chairperson of the audit committee.
Companies Law Requirements
Under the Companies Law, the board of directors of a public company must appoint an audit committee, which must be comprised of at least three directors.
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
•overseeing information technology, cybersecurity and data privacy related risks;
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
Compensation Committee
Our compensation committee consists of Eyal Kishon, Tanzeen Syed, and Erez Shachar. Eyal Kishon serves as chairperson of the compensation committee.

Companies Law Requirements
Under the Companies Law, the board of directors of a public company must appoint a compensation committee, which must be comprised of at least three directors.
Listing Requirements
Under the corporate governance rules of the NYSE, we are required to maintain a compensation committee consisting of at least two independent directors.
Our board of directors has determined that each member of our compensation committee qualifies as independent under the corporate governance rules of the NYSE, including the additional independence requirements applicable to the members of a compensation committee.
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
•resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders; and
•exempting, under certain circumstances, a transaction with our chief executive officer from the approval of our shareholders.
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
•reviewing and approving the granting of share options and other incentive awards to our chief executive officer and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer and other executive officers, including evaluating their performance in light of such goals and objectives;
•approving and exempting certain transactions regarding office holders’ compensation pursuant to the Companies Law;
•administering and overseeing compliance with our compensation recovery policy adopted in accordance with applicable SEC and NYSE rules; and
•administering our equity-based compensation plans, including, without limitation, approving the adoption of such plans, amending and interpreting such plans and the awards and agreements issued pursuant thereto, and making awards to eligible persons under the plans and determining the terms of such awards.
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
The compensation policy must be based on certain considerations, include certain provisions and reference certain matters as set forth in the Companies Law. The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must be determined and later reevaluated according to certain factors, including: the advancement of the company’s objectives, business plan and long-term strategy; the creation of appropriate incentives for office holders, while considering, among other things, the company’s risk management policy; the size and the nature of the company’s operations; and with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and according to the position of the office holder. The compensation policy must consider the following additional factors:
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
Our compensation policy, which became effective upon the closing of our IPO, is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of our executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.
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
Our compensation policy provides for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares and RSUs, in accordance with our equity incentive plan then in place. All equity-based incentives granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers. The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.
In addition, our compensation policy contains compensation recovery provisions which allow us under certain conditions to recover bonuses paid in excess, enables our chief executive officer to approve an immaterial change in the terms of employment of an executive officer who reports directly to him (provided that the changes of the terms of employment are in accordance with our compensation policy) and allow us to exculpate, indemnify and insure our executive officers and directors to the maximum extent permitted by Israeli law subject to certain limitations set forth therein.
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
Nominating and Governance Committee

Our nominating and governance committee consists of Aaron Mankovski, Eyal Kishon, and Jennifer Ceran. Aaron Mankovski serves as chairperson of the nominating and governance committee. Our board of directors has adopted a nominating and governance committee charter setting forth the responsibilities of the committee, which includes:
•overseeing and assisting our board in reviewing and recommending nominees for election as directors;
•assessing the performance of the members of our board;
•overseeing our ESG programs, strategies, disclosures and stakeholder engagement, in coordination with other Board committees, as appropriate; and
•establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board a set of corporate governance guidelines applicable to our business.
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
As of December 31, 2023, Ms. Sharon Cohen, CPA from Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, is acting as our internal auditor.
Approval of Related Party Transactions under Israeli Law
Fiduciary Duties of Directors and Executive Officers
The Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, a director and any other manager directly subordinate to the general manager. Each person listed in the table under “Item 6.A. Directors, Senior Management and Employees —Directors and Senior Management” is an office holder under the Companies Law.
An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty requires that an office holder act in good faith and in the best interests of the company.
Under the Companies Law, a company may approve an act which would otherwise constitute a breach of the office holder’s fiduciary duty, provided that the office holder acted in good faith, neither the act nor its approval harms the company and the office holder discloses his or her personal interest (if applicable) a sufficient time before the approval of such act. Any such approval is subject to the terms of the Companies Law setting forth, among other things, the appropriate bodies of the company required to provide such approval and the methods of obtaining such approval.
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
Shareholder Duties
Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power with respect to the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:

•an amendment to the company’s articles of association (in addition to the approval of our board of directors, as required pursuant to our amended and restated articles of association);
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
D. Employees
As of December 31, 2023, we had 742 employees worldwide, including 266 in research and development (as compared to 781 employees, including 288 in research and development, as of December 31, 2022). Of these employees, 693 are full-time employees and 49 are part-time employees. 509 of our employees are in Israel, 192 are in the United States, 12 are in Shanghai, People’s Republic of China, and five are in Japan. As of December 31, 2023, we also engaged the services of 24 contractors through third-party professional employer organizations in the United Kingdom, Mexico, Brazil, Spain, Portugal, Australia, and Singapore.
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
None.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of January 31, 2024 by:
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
The number of ordinary shares beneficially owned by each entity, person or director is determined in accordance with the SEC rules, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which a person has sole or shared voting power or investment power, or the right to receive economic benefit of ownership, as well as any ordinary shares subject to options, RSUs, warrants or other rights that are currently exercisable or exercisable within 60 days of January 31, 2024.
The percentage of outstanding ordinary shares is computed on the basis of 177,630,415 ordinary shares outstanding as of January 31, 2024, comprised of 128,095,751 Class A ordinary shares outstanding and 49,534,664 Class B ordinary shares outstanding.
Unless otherwise noted below, each shareholder’s address is c/o Riskified Ltd., 220 5th Avenue, 2nd Floor, New York, New York 10001.

	Class A Ordinary Shares		Class B Ordinary Shares (1)
Name of Beneficial Owner	Number	Percent	Number	Percent	Combined Voting Power (2)
Principal Shareholders
General Atlantic RK B.V. (3)	5,324,998	4.2%	10,649,996	21.5%	17.9%
Qumra Capital (4)	3,429,987	2.7%	6,859,974	13.8%	11.6%
Pitango Venture Capital (5)	3,081,912	2.4%	6,163,824	12.4%	10.4%
The Phoenix Holdings Ltd. (6)	3,808,288	3.0%	4,390,524	8.9%	7.7%
Genesis Partners (7)	7,190,930	5.6%	1,428,474	2.9%	3.4%
Capital World Investors (8)	9,774,367	7.6%	—	*	1.6%
Directors and Executive Officers
Eido Gal (9)	4,770,613	3.7%	9,113,300	18.4%	15.4%
Assaf Feldman (10)	4,257,954	3.3%	9,113,300	18.4%	15.3%
Erez Shachar (11)	3,450,422	2.7%	6,859,974	13.8%	11.6%
Eyal Kishon (12)	7,216,392	5.6%	1,428,474	2.9%	3.4%
Jennifer Ceran (13)	70,423	*	—	*	*
Aaron Mankovski (14)	25,462	*	—	*	*
Tanzeen Syed (15)	25,462	*	—	*	*
Aglika Dotcheva (16)	998,375	*	—	*	*
Naama Ofek Arad (17)	830,251	*	—	*	*
Ravi Kumaraswami (18)	535,086	*	—	*	*
All executive officers and directors as a group (10 persons) (19)	22,180,440	17.3%	26,515,048	53.5%	46.1%

*	Indicates beneficial ownership of less than 1%.
(1)	The Class B ordinary shares are convertible into Class A ordinary shares on a one-for-one basis, subject to customary conversion rate adjustments for share splits, share dividends and reclassifications. Beneficial ownership of Class B ordinary shares reflected in this table has not also been reflected as beneficial ownership of Class A ordinary shares into which such Class B ordinary shares may be converted.
(2)
The percentage under “Combined Voting Power” represents the voting power with respect to all of our Class A and Class B ordinary shares outstanding as of January 31, 2024, voting together as a single class. Holders of our Class A ordinary shares are entitled to one vote per share, and holders of our Class B ordinary shares are entitled to ten votes per share.

(3)	Based solely on information reported on a Schedule 13G on February 11, 2022, General Atlantic RK B.V. ("GA RK") has shared voting and dispositive power over 15,974,994 Class A ordinary shares, which consists of 5,324,998 Class A ordinary shares and 10,649,996 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares held of record by GA RK.GA RK is a wholly owned subsidiary of General Atlantic Coöperatief U.A. ("GA Coop UA"). The members that share beneficial ownership of the shares held by GA RK through GA Coop UA are the following General Atlantic investment funds (the “GA Funds”): General Atlantic Partners (Bermuda IV, L.P. (“GAP Bermuda IV”), General Atlantic Partners (Bermuda) EU, L.P. (“GAP Bermuda EU”) and General Atlantic Coöperatief, L.P. (“GA Coop LP”). The general partner of GAP Bermuda IV and GAP Bermuda EU is General Atlantic GenPar (Bermuda), L.P. (“GenPar Bermuda”). GAP (Bermuda) Limited (“GAP Bermuda”) is the general partner of GenPar Bermuda and GA Coop LP. There are nine members of the Management Committee of GAP Bermuda (the “GA Management Committee”). GAP Bermuda, GenPar Bermuda, and the GA Funds (collectively, the “GA Group” are a “group” within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended. The business address of the foregoing General Atlantic Entities (other than GA Coop UA) is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The mailing address of GA Coop UA is Raamplein 1, 106 XK, Amsterdam, The Netherlands. Each of the members of the GA Management Committee disclaims ownership of all such shares except to the extent that he has a pecuniary interest therein. Tanzeen Syed, one of our directors, is a Managing Director at GA RK, which manages funds that collectively own the Class A ordinary shares and Class B ordinary shares.
(4)
Based solely on information reported on a Schedule 13G on February 14, 2022, Qumra Capital I, L.P ("Qumra Capital LP") has sole voting and dispositive power over 6,431,211 Class A ordinary shares, which consists of (i) 2,143,737 Class A ordinary shares; and (ii) an additional 4,287,474 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held by Qumra Capital LP. Qumra Capital I Continuation Fund, L.P. ("Qumra Continuation LP") has sole voting and dispositive power over 3,858,750 Class A ordinary shares, which consists of (i) 1,286,250 Class A ordinary shares; and (ii) an additional 2,572,500 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held by Qumra Continuation LP. Qumra Capital GP I, L.P. ("Qumra Capital GP"), Qumra Capital Israel I Ltd. ("Qumra Capital GP"), Erez Shachar ("Erez Shachar") and Boaz Dinte ("Boaz Dinte") each share voting and dispositive power over 10,289,961 Class A ordinary shares, which consists of (i) 3,429,987 Class A ordinary shares; and (ii) an additional 6,859,974 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held by Qumra Capital LP and Qumra Continuation LP. Qumra Capital Serves as the general partner for each of Qumra Capital LP and Qumra Continuation LP. Qumra Capital GP GP serves as the general partner for Qumra Capital GP. Erez Shachar, one of our directors, and Boaz Dinte each hold indirectly 50% of the outstanding equity interests of Qumra Capital GP GP and, therefore, possess ultimate shared voting and investment authority with respect to all ordinary shares beneficially owned by the Qumra entities. The business address of each Qumra entity and reporting individual is c/o Qumra Capital, 4 Haneviim St., Tel-Aviv, Israel.

(5)
Based solely on information reported on a Schedule 13G on February 14, 2022, Pitango Growth Fund I, L.P. has sole voting and dispositive power over 9,063,825 Class A ordinary shares, which consists of (i) 3,021,275 Class A ordinary shares; and (ii) an additional 6,042,550 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held by Pitango Growth Fund I, L.P. Pitango Growth Principals Fund I, L.P. has sole voting and dispositive power over 181,911 Class A ordinary shares, which consists of (i) 60,637 Class A ordinary shares and (ii) an additional 121,274 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held, in the aggregate, by, Pitango Growth Fund I, L.P. and Pitango Growth Principals Fund I, L.P., Pitango G.E. Fund I, L.P. has shared voting and dispositive power over 9,245,736 Class A ordinary shares, which consists of (i) 3,081,912 Class A ordinary shares; and (ii) an additional 6,163,824 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held in the aggregate, by Pitango Growth Fund I, L.P. and Pitango Growth Principals Fund I, L.P., for each of which Pitango G.E. Fund I, L.P. serves as the sole general partner. The partners of Pitango G.E. Fund I, L.P. are one individual and eight private companies that are each owned by one of the following individuals - Rami Beracha, Ayal Itzkovitz, Eyal Niv, Ittai Harel, Rami Kalish, Aaron Mankovski, one of our directors, Chemi Peres and Zeev Binman (the "Pitango Principals"). The Pitango Principals may therefore be deemed to possess shared voting and dispositive power with respect to all Class A ordinary shares and Class B ordinary shares held by the Pitango entities. The business address of each Pitango entity is 11 HaMenofim St., Building B, Herzliya, 4672562, Israel.

(6)
Based on information reported on a Schedule 13G/A filed on January 25, 2024 and information known to the Company as of January 31, 2024, The Phoenix Holdings Ltd. ("Phoenix Holdings") has shared voting and dispositive power over 8,198,812 Class A ordinary shares, which consists of (i) 3,808,288 Class A ordinary shares; and (ii) 4,390,524 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares. The Class A ordinary shares reported by Phoenix Holdings are beneficially owned by various direct and indirect, majority or wholly-owned subsidiaries of Phoenix Holdings (the "Subsidiaries"). The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The business address of Phoenix Holdings is Derech Hashalon 53, Givataim, 53454, Israel.

(7)
Based solely on information reported on a Schedule 13G/A on February 14, 2024, Genesis Partners IV L.P. ("Genesis IV") has sole voting power and sole dispositive power over 6,195,994 Class A ordinary shares. G.P.R. S.P.V 2 ("GPR") has sole voting power and sole dispositive power over 2,142,711 Class A ordinary shares, which consists of (i) 714,237 Class A ordinary shares; and (ii) an additional 1,428,474 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares that are held by GPR. Genesis Partners IV Management ("Genesis Management") has (a) sole voting power and sole dispositive power over 280,699 Class A ordinary shares; and (b) shared voting power and shared dispositive power over all 8,338,705 Class A ordinary shares held by Genesis IV and GPR by virtue of its principals affiliation with GPR and by being the general partner of Genesis IV. Eyal Kishon, one of our directors, has shared voting power and shared dispositive power over all 8,619,404 ordinary shares held by Genesis IV, GPR and Genesis Management by virtue of serving as the managing partner of Genesis Management. The business address of Genesis IV, GPR, Genesis Management and Eyal Kishon is 13 Basel Street, Herzliya, 4666013, Israel.

(8)
Based solely on information reported on a Schedule 13G filed on February 9, 2024, Capital World Investors (“CWI”) has sole voting power and sole dispositive power over 9,774,367 Class A ordinary shares. CWI is a division of Capital Research and Management Company ("CRMC"), as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl, Capital International K.K., Capital Group Private Client Services, Inc., and Capital Group Investment Management Private Limited (together with CRMC, the "investment management entities"). CWI's divisions of each of the investment management entities collectively provide investment management services under the name “Capital World Investors." The business address of CWI is 333 South Hope Street, 55th Floor, Los Angeles, California 90071.

(9)
Represents for Mr. Gal, (a) 4,666,436 Class A ordinary shares, and 9,113,300 Class B ordinary shares held directly by Mr. Gal that are convertible, on a one-for-one basis, into Class A ordinary shares at his election within 60 days of January 31, 2024, and (b) 104,177 Class A ordinary shares underlying RSUs that will vest within 60 days of January 31, 2024, but excluding 798,688 Class A ordinary shares underlying tranches 1 and 2 of the Multi-Year Award, for which the vesting eligibility dates occurred on July 29, 2022 and July 29, 2023, respectively, and are therefore eligible to vest upon the satisfaction of the applicable share price targets. For further information related to the Multi-Year Award, see Item 6.B. “Directors, Senior Management and Employees - Compensation."

(10)
Represents for Mr. Feldman, (a) 4,205,866 Class A ordinary shares, and 9,113,300 Class B ordinary shares, which consists of (i) 1,016,316 Class A ordinary shares and 2,734,200 Class B ordinary shares, that are convertible, on a one-for-one basis, into Class A ordinary shares at his election within 60 days of January 31, 2024, held directly by Mr. Feldman, and (ii) 3,189,550 Class A ordinary shares, and 6,379,100 Class B ordinary shares, that are convertible, on a one-for-one basis, into Class A ordinary shares at his election within 60 days of January 31, 2024 held by Sundance NYC Holdings LLC, and (b) 52,088 Class A ordinary shares underlying RSUs that will vest within 60 days of January 31, 2024. Mr. Feldman is the manager of Sundance NYC Holdings LLC, and as such, may be deemed to share beneficial ownership over the securities held of record by Sundance NYC Holdings LLC.

(11)
Represents for Mr. Shachar, (a) 5,736 Class A ordinary shares held directly by Mr. Shachar; (b) 10,289,961 ordinary shares held by Qumra Capital identified in footnote (4) above by virtue of serving as a Managing Partner at Qumra Capital, which manages funds that collectively own such Class A ordinary shares and Class B ordinary shares; and (c) 14,699 Class A ordinary shares underlying RSUs that will vest within 60 days of January 31, 2024. Mr. Shachar disclaims beneficial ownership of the ordinary shares held by Qumra Capital, except to the extent of his pecuniary interest, if any, in such ordinary shares.

(12)
Represents for Dr. Kishon, (a) 10,763 Class A ordinary shares held directly by Dr. Kishon; (b) 8,619,404 ordinary shares held by Genesis IV, GPR and Genesis Management identified in footnote (7) above by virtue of serving as the Managing Partner of Genesis Management, which directly owns or manages funds that collectively own such Class A ordinary shares and Class B ordinary shares; and (c) 14,699 Class A ordinary shares underlying RSUs that will vest within 60 days of January 31, 2024. Dr. Kishon disclaims beneficial ownership of the ordinary shares held by Genesis Partners, except to the extent of his pecuniary interest, if any, in such ordinary shares.

(13)	Represents for Ms. Ceran, (a) 34,525 Class A ordinary shares held directly by Ms. Ceran, and (b) 35,898 Class A ordinary shares underlying RSUs that will vest within 60 days of January 31, 2024.
(14)
Represents for Mr. Mankovski, (a) 10,763 Class A ordinary shares held directly by Mr. Mankovski; and (b) 14,699 Class A ordinary shares underlying RSUs that will vest within 60 days of January 31, 2024; and does not include the Class A ordinary shares and Class B ordinary shares held by the Pitango entities identified in footnote (5) above. Mr. Mankovski is a Managing Partner at Pitango Venture Capital, which manages funds that collectively own Class A ordinary shares and Class B ordinary shares.

(15)
Represents for Mr. Syed, (a) 10,763 Class A ordinary shares held directly by Mr. Syed; and (b) 14,699 Class A ordinary shares underlying RSUs that will vest within 60 days of January 31, 2024; and does not include the Class A ordinary shares and Class B ordinary shares held of record by GA RK identified in footnote (3) above. Mr. Syed is a Managing Director at GA RK., which manages funds that collectively own such Class A ordinary shares and Class B ordinary shares.

(16)
Represents for Ms. Dotcheva, (a) 586,191 Class A ordinary shares held directly by Ms. Dotcheva, and (b) 412,184 Class A ordinary shares underlying options that are currently vested and exercisable or options and RSUs that will vest and become exercisable (as applicable) within 60 days of January 31, 2024.

(17)
Represents for Ms. Ofek Arad, (a) 310,440 Class A ordinary shares held directly by Ms. Ofek Arad, and (b) 519,811 Class A ordinary shares underlying options that are currently vested and exercisable or options and RSUs that will vest and become exercisable (as applicable) within 60 days of January 31, 2024.

(18)
Represents for Mr. Kumaraswami, (a) 394,008 Class A ordinary shares held directly by Mr. Kumaraswami, and (b) 141,078 Class A ordinary shares underlying RSUs that will vest within 60 days of January 31, 2024.

(19)
Includes 1,324,032 Class A ordinary shares underlying options that are currently vested and exercisable or options and RSUs that will vest and become exercisable (as applicable) within 60 days of January 31, 2024.

Registered Holders
As of January 31, 2024, our Class A ordinary shares were held by 23 record holders, including Cede & Co., the nominee of The Depository Trust Company, and our Class B ordinary shares were held by 16 record holders. Based on a review of the information provided to us by our transfer agent, (a) seven record holders, including Cede & Co., holding approximately 80.6% of our outstanding Class A ordinary shares held of record, were residents of the United States, and (b) five record holders, holding approximately 38.1% of our outstanding Class B ordinary shares held of record, were residents of the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.
Significant Changes in Ownership
In June and September, 2023, Genesis Partners IV L.P. (“Genesis IV”) made a distribution-in-kind of a total of 22,062,992 Class A ordinary shares to its limited partners and 280,699 Class A ordinary shares to its general partner, Genesis Partners IV Management. In June and August, 2023 Genesis IV disposed of a total of 155,540 Class A ordinary shares by way of open-market sales. As a result, Genesis Partner’s combined voting power in the company decreased from 18.0% to 4.8% during the fiscal year ended December 31, 2023.
To our knowledge, other than as disclosed under this heading, in the table above, our other filings with the SEC and in this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder during the past three years.
Voting Rights
Neither our major shareholders nor our directors and executive officers have different or special voting rights with respect to their ordinary shares, except that each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is be entitled to ten votes per share. For additional information about our dual class share structure, see Exhibit 2.2 to this Annual Report.
Change in Control Arrangements
We are not aware of any arrangement that may at a subsequent date, result in a change of control of the Company.
B. Related Party Transactions
Our policy is to enter into transactions with related parties on terms that, on the whole, are no more or less favorable than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred. The following includes, among other information, a description of related party transactions, including any presently proposed transactions, as defined under Item 7.B of Form 20-F, since January 1, 2023.
Rights of Appointment
Our current board of directors consists of seven directors. We are not a party to, and are not aware of, any voting agreements among our shareholders.

Registration Rights
Our amended and restated investors’ rights agreement entitles certain of our shareholders to certain registration rights with respect to the registrable securities held by them. In accordance with this agreement, and subject to conditions listed below, the following entities which are affiliates of the company under U.S. securities laws are among those entitled to registration rights under the agreement: entities affiliated with each of Genesis Partners, General Atlantic, Pitango and Qumra, as well as our Chief Executive Officer (and individuals and entities affiliated with our Chief Executive Officer), and our Chief Technology Officer.
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

Awards. Since our inception, we have granted share options to purchase our ordinary shares and/or RSUs to our employees and the board of directors. We describe our equity incentive plans under Item 6.B. “Directors, Senior Management and Employees — Compensation.”
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
In conjunction with the SaaS Agreement, we issued a warrant to Wayfair to purchase up to 499,500 Class A ordinary shares at an exercise price of $0.007 per share, after giving effect to the Recapitalization (as defined in Note 2 to our audited consolidated financial statements included in Item 18 of this Annual Report). The warrant vests annually, in equal amounts, over a five-year period commencing on the effective date of the SaaS Agreement. Vesting during the first three years is contingent on the SaaS Agreement being in full force and effect in accordance with its terms and Wayfair not being in default or material breach under the terms of the SaaS Agreement, which includes Wayfair complying with certain volume commitments. Vesting during the last two years is contingent upon the vesting conditions being met during the first three years. As of December 31, 2023, 199,800 Class A ordinary shares issuable to Wayfair upon exercise of the warrant had vested and were therefore, exercisable.
The warrant is accounted for as consideration payable to a customer under ASC 606 and will reduce revenue as we recognize revenue under the SaaS Agreement over a period of five years in an aggregate amount of approximately $8.0 million, which represents the grant date fair value of the warrant, and is calculated by using a straight-line interpolation between the most recent third-party valuation immediately preceding the grant date and $19.00 (being the midpoint of the price range set forth on the cover page of our preliminary IPO prospectus, as filed with the SEC on July 28, 2021).
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

In May 2022, a putative securities class action complaint was filed in federal court in the United States by certain of our shareholders against us, certain of our current and former officers and directors, and our underwriters alleging violations of the Securities Act in connection with our IPO-related disclosures, and seeking unspecified damages. The lawsuit was captioned In re Riskified Ltd. Securities Litigation, 22 Civ. 3545 (DLC) (S.D.N.Y.). Plaintiffs filed an amended complaint on September 15, 2022. We moved to dismiss the amended complaint on October 28, 2022. On June 2, 2023, the Court granted our motion to dismiss the complaint in its entirety, with prejudice. The deadline to appeal has passed and the judgment is now final.
We are not currently a party to any legal proceedings that, if determined adversely to us, would, in our opinion, be likely to have a significant effect on our financial position or profitability.
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
For the years ended December 31, 2023, December 31, 2022 and December 31, 2021, we did not pay any dividends.
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
•Amended and Restated Compensation Policy for Executive Officers and Directors (incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F (File No. 001-40692) filed with the SEC on February 24, 2023). See Item 6, “Directors, Senior Management and Employees” for more information about this document.
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
General Corporate Tax Structure in Israel
Israeli resident companies are generally subject to corporate tax on their taxable income. The current corporate tax rate is 23%. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.
Notwithstanding the aforementioned, the effective tax rate payable by a company that derives income from a “Preferred Enterprise”, a “Special Preferred Enterprise”, a “Preferred Technology Enterprise” or a “Special Preferred Technology Enterprise” as further discussed below, may be considerably lower. See “Law for the Encouragement of Capital Investments” in this Item below.
Tax Benefits and Grants for Research and Development
Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, related to scientific research and development in the fields of industry, agriculture, transportation, or energy for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:
•the expenditures are approved by the relevant Israeli government ministry, determined by the field of research;
•the research and development must be for the promotion of the company; and

•the research and development are carried out by or on behalf of the company seeking such tax deduction, or that the expenditure is made by a person that carries out the research and does not own an enterprise which is engaged in the field of research, or that such expenditure constitutes a participation in a research carried out by another person, in both cases, subject to the fulfillment of certain criteria set forth in the Israeli tax law.
The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Under these research and development deduction rules, no deduction is allowed for any expense invested in an asset depreciable under the general depreciation rules of the Ordinance. Expenditures that do not qualify for this special deduction are deductible in equal amounts over three years.
From time to time we may apply to the Israel Innovation Authority for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such approval will be granted.
Law for the Encouragement of Industry (Taxes), 5729-1969
The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.”
The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident company which was incorporated in Israel, of which 90% or more of its income in any tax year, other than income from certain government loans, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area”, in accordance with the definition in the section 3A of the Ordinance. An “Industrial Enterprise” is defined as an enterprise, which is held by an Industrial Company, whose principal activity in a given tax year is industrial production.
The following tax benefits, among others, are available to Industrial Companies:
•amortization of the cost of purchased know-how, patents and rights to use a patent and know-how which are used for the development or promotion of the Industrial Enterprise, over an eight-year period commencing on the year in which such rights were first exercised;
•under limited conditions, an election to file consolidated tax returns together with Israeli Industrial Companies controlled by it; and
•expenses related to a public offering of shares in a stock exchange are deductible in equal amounts over three years commencing on the year of offering.
Eligibility for benefits under the Industry Encouragement Law is not contingent upon the approval of any governmental authority. We believe that we generally qualify as an Industrial Company within the meaning of the Industry Encouragement Law. The Israel Tax Authority may determine that we do not qualify as an Industrial Company, which could entail our loss of the benefits that relate to this status. There can be no assurance that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.
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
The Preferred Enterprise Regime - The 2011 Amendment
The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011.
From 2017, and thereafter, the corporate tax rate for a Preferred Enterprise which is located in development zone A is 7.5%, while the reduced corporate tax rate for Preferred Enterprises located in other areas in Israel is 16%. Income derived by a ‘Special Preferred Enterprise’ (as such term is defined in the Investment Law) may be entitled to further reduced rates.
Dividends paid to shareholders out of preferred income attributed to a Preferred Enterprise are generally subject to withholding tax at source at a rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority, or the ITA, allowing for the reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, the aforesaid will apply).
The New Technological Enterprise Incentives Regime—the 2017 Amendment
The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.
The incentives regime will apply to “Preferred Technology Enterprises,” or PTE, that meet certain conditions, including: (1) the R&D expenses in the three years preceding the tax year were on average at least 7% out of the company’s turnover, or exceeded NIS 75 million for a year; and (2) one of the following: (a) at least 20% of the workforce (or at least 200 employees) are employees whose full salary has been paid and reported in the company’s financial statements as R&D expenses; (b) a venture capital fund invested at least NIS 8 million in the company and the company did not change its line of business subsequent to such investment; (c) growth in turnover by an average of 25% or more over the three years preceding the tax year, provided that the turnover was at least NIS 10 million, in the tax year and in each of the preceding three years; or (d) growth in workforce by an average of 25% or more over the three years preceding the tax year, provided that the company employed at least 50 employees, in the tax year and in each of the preceding three years.
A “Special Preferred Technology Enterprise” is an enterprise that meets conditions 1 and 2 in the preceding paragraph, and in addition is part of a group that has total annual consolidated revenues above NIS 10 billion.
PTE will be subject to a reduced corporate tax rate of 12% on its income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone A. These corporate tax rates shall apply only with respect to the portion of income attributed to the intellectual property developed in Israel. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefited Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefited Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation (previously known as the Israeli Office of the Chief Scientist), or IIA. Special Preferred Technology Enterprises will be subject to 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by the Special Preferred Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. A Special Preferred Technology Enterprise that acquires Benefited Intangible Assets from a foreign company for more than NIS 500 million, will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.
Dividends distributed by a PTE or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders - subject to the receipt in advance of a valid certificate from the ITA allowing for the reduced tax rate of20% or such lower rate as may be provided in an applicable tax treaty). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, the aforesaid will apply). If such dividends are distributed to a parent non-Israeli company holding, solely or together with other non-Israeli companies, at least 90% of the shares of the distributing company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).
Currently, the Company has not exhausted the tax benefits that it might be eligible for as a Preferred Technology Enterprise or a Special Preferred Technology Enterprise under the 2017 Amendment.
Taxation of our Shareholders
Capital Gains Taxes
Israeli capital gains tax is imposed on the disposition of capital assets by an Israeli resident and on the disposition of such assets by a non-Israeli resident if those assets are either (i) located in Israel, (ii) shares or a right to shares in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption applies or a tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli tax law distinguishes between “Real Capital Gain” and “Inflationary Surplus.” Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase in the relevant asset’s price that is attributable to the increase in the Israeli Consumer Price Index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus with respect to our shares purchased after being listed is currently not subject to tax in Israel. Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus. Generally, Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25% (for any asset other than shares that are listed on a stock exchange purchased on or after January 1, 2003, the portion of the gain generated up to December 31, 2011 will be subject to the previous capital gains tax rates - 20% or 25% in case of a substantial shareholder as described below). However, if the shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12- month period, the tax on such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis based on a contract, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real Capital Gain derived by corporations will be generally subject to the ordinary corporate tax rate of 23% (in 2022 and 2023).

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income - 23% for corporations in 2022 and 2023 and a marginal tax rate of up to 47% for an individual in 2022 and 2023 unless the benefiting provisions of an applicable treaty applies.
Notwithstanding the foregoing, a non-Israeli resident who derives capital gains from the sale of shares of an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel may be exempt under Israeli tax law from Israeli capital gains tax so long as the capital gain is not attributed to a permanent establishment that the non-Israeli resident maintains in Israel and so long as neither the shareholder nor the particular capital gain is otherwise subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents (i) have a controlling interest, directly or indirectly, alone or together with another (i.e., together with a relative, or together with someone who is not a relative but with whom, according to an agreement, there is regular cooperation in material matters of the company, directly or indirectly), or together with another Israeli resident, of more than 25% in any of the means of control of such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.
In addition, such exemption is not applicable to a person whose gains from selling or disposing the shares are deemed to be business income.
Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the tax treaty between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, or the United States-Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the United States-Israel Tax Treaty, or a Treaty U.S. Resident, is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment of the Treaty U.S. Resident which is maintained in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more in the aggregate during the relevant taxable year. In any such case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable. Under the United States-Israel Tax Treaty, a Treaty U.S. Resident may be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition of the shares, subject to the limitations under U.S. laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not provide such credit against any U.S. state or local taxes.
Regardless of whether non-Israeli shareholders may be liable for Israeli capital gains tax on the sale of our ordinary shares, the payment of the consideration for such sale may be subject to withholding of Israeli tax at source and holders of our ordinary shares may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the ITA may require shareholders who are not liable for Israeli capital gains tax on such a sale to sign declarations on forms specified by the ITA, provide documents (including, for example, a certificate of residency) or obtain a specific exemption from the ITA to confirm their status as non-Israeli residents (and, in the absence of such declarations or exemptions, the ITA may require the purchaser of the shares to withhold tax at source).

Taxation on Receipt of Dividends
Israeli residents who are individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, or 30% if the recipient of such dividend is a “substantial shareholder” at the time of distribution or at any time during the preceding 12-month period. However, dividends distributed from taxable income accrued from a Preferred Enterprise or a PTE to Israeli individuals are subject to withholding tax at the rate of 20%. However, if such dividends are distributed to an Israeli company, no withholding tax is imposed (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% will apply (in case of a non-Israeli shareholder – subject to the receipt in advance of a valid certificate from the ITA allowing the reduced 20%), or such lower rate as may be provided in an applicable tax treaty, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). An average rate will be set in case the dividend is distributed from mixed types of income (regular and preferred income).
Israeli resident corporations are generally exempt from Israeli corporate tax for dividends paid on shares of Israeli resident corporations to the extent such dividend is derived from income which was subject to the regular income tax rates.
Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in an applicable tax treaty between Israel and the shareholder’s country of residence. However, if the shareholder is considered a “substantial shareholder” at the time of receiving the dividend or at any time during the preceding 12-month period, the applicable tax rate will be 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not). Dividends distributed from income attributed to a Preferred Enterprise or PTE are subject to a reduced tax rate of 20% and the withholding from the payment to non-Israeli residents may be reduced to 20% subject to a withholding tax certificate from the ITA providing so.
A reduced tax rate may be provided under an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends that are paid to a United States corporation holding 10% or more of the outstanding voting capital of the Israeli resident paying corporation throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income of the Israeli resident paying corporation for such preceding year consists of certain types of dividends and interest and further provided that such income was not subject to certain corporate tax benefits under the Investment Law.
Surtax
Subject to the provisions of an applicable tax treaty, individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on its annual income from all sources (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 698,280 for 2023 (NIS 721,560 for 2024), which amount is linked to the annual change in the Israeli consumer price index.
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
Foreign withholding tax (if any) paid on dividends on our Class A ordinary shares at the rate applicable to a United States Holder (taking into account any applicable income tax treaty) may, subject to limitations and conditions, be treated as foreign income tax eligible for credit against such holder’s United States federal income tax liability or, at such holder’s election, eligible for deduction in computing such holder’s United States federal taxable income. Pursuant to applicable United States Treasury regulations (subject to temporary relief potentially available under applicable IRS Notices until further IRS guidance), however, if a United States Holder is not eligible for the benefits of an applicable income tax treaty or does not elect to apply such tax treaty, then such holder may not be able to claim a foreign tax credit arising from any foreign tax imposed on a distribution on our Class A ordinary shares, depending on the nature of such foreign tax. Dividends paid on our Class A ordinary shares generally will constitute “foreign source income” and “passive category income” for purposes of the foreign tax credit. However, if we are a “United States-owned foreign corporation,” solely for foreign tax credit purposes, a portion of the dividends allocable to our United States source earnings and profits may be re-characterized as United States source. A “United States-owned foreign corporation” is any foreign corporation in which United States persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. In general, United States-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States are excepted from these rules. If we are treated as a “United States-owned foreign corporation,” and if 10% or more of our earnings and profits are attributable to sources within the United States, a portion of the dividends paid on the Class A ordinary shares allocable to our United States source earnings and profits will be treated as United States source, and, as such, the ability of a United States Holder to claim a foreign tax credit for any Israeli withholding taxes payable in respect of our dividends may be limited. The rules governing the treatment of foreign taxes imposed on a United States Holder and foreign tax credits are complex, and United States Holders should consult their tax advisors about the impact of these rules in their particular situations, including their eligibility for benefits under an applicable income tax treaty and the potential impact of the applicable United States Treasury regulations and IRS Notices.
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
Disposition of Class A Ordinary Shares
Subject to the discussion below under “—Passive Foreign Investment Company,” a United States Holder generally will recognize capital gains or loss for United States federal income tax purposes on the sale or other taxable disposition of our Class A ordinary shares equal to the difference, if any, between the amount realized and the United States Holder’s tax basis in those Class A ordinary shares. If any Israeli tax is imposed on the sale, exchange or other disposition of our Class A ordinary shares, a United States Holder’s amount realized will include the gross amount of the proceeds before deduction of the Israeli tax. In general, capital gains recognized by a non-corporate United States Holder, including an individual, are subject to a lower rate under current law if such United States Holder held shares for more than one year. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as United States source income or loss for purposes of the foreign tax credit. A United States Holder’s tax basis in shares generally will equal the cost of such shares. Because gain for the sale or other taxable disposition of our Class A ordinary shares will be treated as United States source income, and United States Holders may use foreign tax credits against only the portion of United States federal income tax liability that is attributed to foreign source income in the same category, United States Holders’ ability to utilize a foreign tax credit with respect to the Israeli tax imposed on any such sale or other taxable disposition, if any, may be significantly limited. In addition, if a United States Holder is eligible for the benefit of the income tax convention between the United States and the State of Israel and pays Israeli tax in excess of the amount applicable to the United States Holder under such convention or if the Israeli tax paid is refundable, the United States Holder will not be able to claim any foreign tax credit or deduction with respect to such excess portion of the Israeli tax paid or the amount of the Israeli tax refunded. In addition, pursuant to applicable United States Treasury regulations (subject to temporary relief potentially available under applicable IRS Notices until further IRS guidance), if a United States Holder is not eligible for the benefits of an applicable income tax treaty or does not elect to apply such tax treaty, then such holder may not be able to claim a foreign tax credit arising from any foreign tax imposed on the disposition of our Class A ordinary shares, depending on the nature of such foreign tax. The rules governing the treatment of foreign taxes imposed on a United States Holder and foreign tax credits are complex, and United States Holders should consult their tax advisors as to whether the Israeli tax on gains may be creditable or deductible in light of their particular circumstances, including their eligibility for benefits under an applicable treaty and the potential impact of applicable United States Treasury regulations and IRS Notices.
Passive Foreign Investment Company
We would be classified as a PFIC for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Code) (the “income test”); or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of the income and asset tests, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. The legislative history of the relevant Code provisions indicates that the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities for purposes of the asset test, and publicly-traded foreign corporations often employ such market capitalization method to value their assets. However, the IRS has not issued guidance conclusively addressing how to value a publicly-traded foreign corporation’s assets for PFIC purposes. The trading value of our Class A ordinary shares has in the past, and is likely to continue to fluctuate. In particular, the market price of the shares of U.S. listed technology companies (including us) has been especially volatile in recent years. In addition, we have a dual class share structure that has the effect of concentrating voting power in our Class B ordinary shares, which are not publicly traded. Our Class A ordinary shares, which are publicly traded, represent approximately 20% of the voting power of all our outstanding shares. In certain circumstances, including under volatile market conditions and considering the percentage of voting power represented by our publicly-traded Class A ordinary shares, we believe it may be appropriate to employ alternative methods to determine the value of our assets other than the market capitalization method. After considering the total value of our assets determined under an alternative valuation method that takes into account a control premium, we believe that we were not a PFIC for the taxable year ended December 31, 2023. However, if the market capitalization method were determined to be the only appropriate method of valuing our assets, we may well be treated as a PFIC for the taxable year ended December 31, 2023.

Therefore, there can be no certainty that the IRS will not challenge such a position and determine that based on the IRS’s interpretation of the asset test, we were a PFIC for the taxable year ended December 31, 2023. In addition, PFIC status is a factual determination that must be made annually after the close of each taxable year. The trading value of our Class A ordinary shares is likely to continue to fluctuate while the market price of the shares of U.S. listed technology companies continues to be volatile, which may affect the determination of whether we will be considered a PFIC. As our market capitalization and the composition of our income, assets, and operations are subject to change, we cannot assure you that we will not be considered a PFIC for any taxable year. It is possible that the IRS may take a contrary position with respect to our determination in any particular year. Certain adverse U.S. federal income tax consequences could apply to a United States Holder if we are treated as a PFIC for any taxable year during which such United States Holder holds our Class A ordinary shares. Under the PFIC rules, if we were considered a PFIC at any time that a United States Holder holds our Class A ordinary shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC, and (ii) the United States Holder has made a “deemed sale” election under the PFIC rules.
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
A United States Holder’s adjusted tax basis in our Class A ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-

market rules discussed above. If a United States Holder makes an effective mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the Class A ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. United States Holders should consult their tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances.
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
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file or furnish reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K.
As a “foreign private issuer,” we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in

Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We are required to make certain filings with the SEC. The SEC maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
We maintain a corporate website at http://www.riskified.com. We make available on our website’s “Investor Relations” page at http://ir.riskified.com, free of charge, our Annual Report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. The information contained on our website is not incorporated by reference in this Annual Report.
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
Foreign Currency Exchange Risk
The U.S. dollar is our functional currency and the functional currency of a majority of our subsidiaries. Our revenue is largely denominated in U.S. dollars, however an increasing portion of our revenue is denominated in foreign currencies, in particular the Euro ("EUR"). Additionally, a significant portion of our operating costs in Israel, consisting principally of compensation and benefits related costs, and overhead costs, are denominated in New Israeli Shekel (“NIS”). This foreign currency exposure, which we expect to persist, gives rise to market risk associated with exchange rate movements of the U.S. dollar against the EUR and NIS, respectively.
To reduce the impact of foreign exchange risks associated with forecasted future cash flows and the volatility in our consolidated statements of operations, we have established a hedging program. We utilize foreign currency contracts, primarily forward and option contracts, with financial institutions to protect against foreign currency exchange risks, mainly the exposure to changes in the exchange rate of the EUR and NIS against the U.S. dollar that are associated with future cash flows denominated in EUR and NIS. We do not enter into derivative instruments for trading or speculative purposes. We account for our derivative instruments as either assets or liabilities and carry them at fair value in the consolidated balance sheets. The accounting for changes in the fair value of the derivative depends on the intended use of the derivative and the resulting designation. Our hedging program reduces but does not eliminate the impact of currency exchange rate movements. We may in the future enter into other derivative financial instruments if it is determined that such hedging activities are appropriate to further reduce our foreign currency exchange risk. The effect of a hypothetical 10% change in foreign currency exchange rates would impact our future results by approximately $0.1 million and $0.3 million as of December 31, 2023 and 2022, respectively.
Interest Rate Risk
We had cash, cash equivalents, short-term deposits, and short-term investments of $474.8 million as of December 31, 2023. Cash and cash equivalents consist of cash in banks, bank deposits, and money market funds. Short-term deposits consist of bank deposits with original maturities between 4 and 12 months and that mature within 12 months of the balance sheet date. Short-term investments consist of marketable debt securities that we have classified and accounted for as available-for-sale. Our cash, cash equivalents, short-term deposits and short-term investments are held for working capital purposes. Such interest-earning instruments carry a degree of interest rate risk. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash. We do not enter into investments for trading or speculative purposes. We did not have any debt outstanding as of December 31, 2023. The effect of a hypothetical 10% change in interest rates would have impacted our interest income by approximately $2.3 million and $1.0 million for the years ended December 31, 2023 and 2022, respectively.
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
ITEM 15. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
We maintain disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2023, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over our financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act). Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2023, our internal control over financial reporting was effective.
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
ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our Board has determined that Ms. Ceran, Dr. Kishon, and Mr. Shachar each satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Ms. Ceran is considered an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act.
ITEM 16B. CODE OF ETHICS
We have adopted a Code of Business Conduct and Ethics that applies to all our employees, officers and directors, including our principal executive officer, principal financial officer, principal accounting officer, controllers and others performing similar functions. Our Code of Business Conduct and Ethics is intended to meet the definition of “code of ethics” under Item 16B of Form 20-F. A copy of our Code of Business Conduct and Ethics is made available to every employee of the Company and is also available to investors and members of the public on our website at https://ir.riskified.com. The information contained on our website is not incorporated by reference in this Annual Report.
We will disclose on our website any amendment to, or waiver from, a provision of our Code of Business Conduct and Ethics that applies to our directors or executive officers to the extent required under the rules of the SEC or the NYSE. We granted no waivers under our Code of Business Conduct and Ethics in 2023.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The audited consolidated financial statements of Riskified Ltd. at December 31, 2023 and 2022 and for each of the two years in the period ended December 31, 2023, appearing in this Annual Report have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The current address of Kost Forer Gabbay & Kasierer is 144 Menachem Begin Road, Building A, Tel Aviv 6492101, Israel.
The table below sets out the total amount billed to us by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for services performed in each of the years ended December 31, 2023 and 2022, and breaks down these amounts by category of service:

	Year Ended December 31,
	2023	2022
	(in thousands)
Audit Fees	$858	$600
Audit-Related Fees	40	—
Tax Fees	156	271
All Other Fees	—	—
Total	$1,054	$871
Audit Fees
Audit fees for the years ended December 31, 2023 and 2022 relate to fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC.
Audit-Related Fees
Audit-related fees for the year ended December 31, 2023 relate to fees for assurance and other services that are reasonably related to the performance of the audit and are not reported under audit fees. We did not have any audit-related fees for the year ended December 31, 2022.
Tax Fees
Tax fees for the years ended December 31, 2023 and 2022 were related to ongoing tax advisory, tax compliance and tax planning services.
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
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
During the fiscal year ended December 31, 2023, we repurchased 3,038,865 Class A ordinary shares for an aggregate purchase price of approximately $13.09 million under our $75 million repurchase program authorized by our board of directors and publicly announced in August 2023. The table below provides detailed information:

Period	(a) Total Number of Shares Purchased(1)	(b) Average Price Paid per Share(2)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares (or Approximate Dollar Value) that May Yet be Purchased Under the Plans or Programs(3)
January 1-31, 2023	—	—	—	—
February 1-28, 2023	—	—	—	—
March 1-31, 2023	—	—	—	—
April 1-30, 2023	—	—	—	—
May 1-31, 2023	—	—	—	—
June 1-30, 2023	—	—	—	—
July 1-31, 2023	—	—	—	—
August 1-31, 2023	—	—	—	$75,000,000
September 1-30, 2023	—	—	—	$75,000,000
October 1-31, 2023	—	—	—	$75,000,000
November 1-30, 2023	571,647	$4.06	571,647	$72,681,803
December 1-31, 2023	2,467,218	$4.35	2,467,218	$61,905,365
Total	3,038,865	$4.29	3,038,865	$61,905,365

(1)	As of the settlement date of the transaction. No shares were repurchased by the company during 2023 other than through the publicly disclosed share repurchase program.
(2)	Excludes broker and transaction fees.
(3)
Approval of the company’s $75 million share repurchase program in August 2023 was subject to receipt of approval from the Tel Aviv District Court Economic Department. This approval was received in November 2023.

No shares were repurchased during 2023 other than through the Repurchase Program.
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
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J. INSIDER TRADING POLICIES
Not applicable.
ITEM 16K. CYBERSECURITY
Cybersecurity Risk Management and Strategy
We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information.
Our cybersecurity risk management program is based on various cybersecurity standards in which we are certified, including ISO 27001:2013, ISO 27017, ISO 27018, SOC 1, SOC 2 Type 2 and SOC 3. This

does not imply that we meet technical specifications or requirements at all times, but that these frameworks help us identify, assess, and manage cybersecurity risks relevant to our business.
Our cybersecurity risk management aligns with and shares common methodologies and reporting channels with our broader risk management.
Key features of our cybersecurity risk management program include, but are not limited to, the following:
•risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT Systems environment;
•a security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;
•processes for monitoring for vulnerabilities of our technology which includes code review (as necessary), testing and analysis of software across the software lifecycle;
•the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;
•physical and technical security measures, including encryption, authentication, and access controls;
•a bug bounty program to incentivize third-party assistance in detecting bugs, vulnerabilities or other issues in our systems or software;
•cybersecurity awareness training and internal cybersecurity resources for our employees;
•a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and
•a third-party risk management process for service providers, suppliers, and vendors who access our system and information.
We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See Part I, Item 3.D. “Risk Factors—Our products enable the collection and storage of personal, confidential or proprietary information of our merchants and their consumers, and security concerns could result in liability to us or inhibit sales of our products.”
Cybersecurity Governance
Our board of directors considers cybersecurity risk as part of its risk oversight function and has delegated to our audit committee overall risk management, including oversight of cybersecurity and other information technology risks.
Our audit committee receives quarterly reports from management on our cybersecurity risks. In addition, management updates our audit committee, as necessary, regarding any significant cybersecurity incidents.
Our audit committee also receives briefings from management on our cyber risk management program. Our audit committee reports to our board of directors regarding its activities, including those related to cybersecurity, as it deems necessary.

Our management has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our management, including our Chief Information Officer who reports to our Chief Technology Officer, is responsible for assessing and managing our material risks from cybersecurity threats. Our management’s experience includes an aggregate of almost two decades of information security and information technology strategy and management experience, including consulting on cloud security and adoption for several technology companies.
Our management oversees efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in our IT Systems environment.
PART III
ITEM 17. FINANCIAL STATEMENTS
We have provided financial statements pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS
Financial Statements and Schedule
The following Financial Statements and Financial Statement Schedules as required under Item 18 are attached hereto starting on page F-1 of this Annual Report:
Audited Financial Statements
•Reports of Independent Registered Public Accounting Firm
•Consolidated Balance Sheets as of December 31, 2023 and 2022
•Consolidated Statements of Operations for the years ended December 31, 2023, 2022 and 2021
•Consolidated Statements of Comprehensive Profit/Loss for the fiscal years ended December 31, 2023, 2022 and 2021
•Consolidated Statements of Changes in Convertible Preferred Shares and Shareholders’ Equity/Deficit for the years ended December 31, 2023, 2022 and 2021
•Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021
•Notes to the Consolidated Financial Statements
Financial Statement Schedules
•Valuation and Qualifying Accounts
All other schedules have been omitted since they are either not required or not applicable, or the information has otherwise been included.

ITEM 19. EXHIBITS

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Amended and Restated Articles of Association of Riskified Ltd.	20-F	001-40692	1.1	February 25, 2022
2.1	Specimen Class A ordinary share certificate of the Riskified Ltd.	F-1/A	333-257603	4.1	July 23, 2021
2.2	Description of Securities					*
2.3†	2021 Amended and Restated Investors’ Rights Agreement, dated as of July 18, 2021, by and among the Registrant and the parties named in Schedule A thereto.	F-1	333-257603	4.2	July 19, 2021
2.4†	Share Purchase Warrant issued to Wayfair LLC, dated as of June 21, 2021, by and between the Registrant and Wayfair LLC	F-1	333-257603	4.5	July 1, 2021
4.1††	Form of Director and Officer Indemnification Agreement	F-1/A	333-257603	10.1	July 19, 2021
4.2††	Amended and Restated 2013 Equity Incentive Plan	F-1	333-257603	10.2	July 1, 2021
4.3††	Amended and Restated U.S. Sub-Plan to the 2013 Equity Incentive Plan	F-1	333-257603	10.3	July 1, 2021
4.4††	2021 Share Incentive Plan	F-1/A	333-257603	10.4	July 19, 2021
4.5††	Amended and Restated Compensation Policy for Executive Officers and Directors	20-F	001-40692	4.5	February 24, 2023
4.6††	2021 Employee Share Purchase Plan	F-1/A	333-257603	10.6	July 19, 2021
8.1	List of Subsidiaries					*
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
15.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm					*
97.1	Policy for Recovery of Erroneously Awarded Compensation					*
101.INS	Inline XBRL Instance Document					*
101.SCH	Inline XBRL Taxonomy Extension Schema Document					*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	*
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document	*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	*
104	Inline XBRL for the cover page of this Annual Report on Form 20-F (embedded within the Inline XBRL document)	*
_________________

*	Filed herewith
**	Furnished herewith
†	Schedules and exhibits to this Exhibit omitted pursuant to Instructions as to Exhibits to Form 20-F. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.
††	Indicates a management contract or compensatory plan or arrangement.
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

RISKIFIED LTD.

March 6, 2024	By:	/s/ Eido Gal
	Name:	Eido Gal
	Title:	Chief Executive Officer

March 6, 2024	By:	/s/ Aglika Dotcheva
	Name:	Aglika Dotcheva
	Title:	Chief Financial Officer

RISKIFIED LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Riskified Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Riskified Ltd. (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive profit (loss), convertible preferred shares and shareholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and the financial statement schedule listed in the Index at Item 18 of Part III (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global
We have served as the Company’s auditor since 2014.
Tel-Aviv, Israel
March 6, 2024

RISKIFIED LTD.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As of December 31,
	2023	2022
Assets
Current assets:
Cash and cash equivalents	$440,838	$188,670
Restricted cash	—	2,347
Short-term deposits	5,000	287,000
Accounts receivable, net	46,886	37,547
Prepaid expenses and other current assets	10,607	14,371
Short-term investments	28,968	—
Total current assets	532,299	529,935
Property and equipment, net	15,639	18,586
Operating lease right-of-use assets	29,742	35,158
Deferred contract acquisition costs	15,562	14,383
Other assets, noncurrent	8,690	8,922
Total assets	$601,932	$606,984
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$2,573	$2,110
Accrued compensation and benefits	24,016	24,134
Guarantee obligations	12,719	12,361
Provision for chargebacks, net	12,092	11,980
Operating lease liabilities, current	5,615	6,214
Accrued expenses and other current liabilities	12,796	15,813
Total current liabilities	69,811	72,612
Operating lease liabilities, noncurrent	25,694	31,202
Other liabilities, noncurrent	14,706	8,734
Total liabilities	110,211	112,548
Commitments and contingencies (Note 8)
Shareholders’ equity:
Class A ordinary shares, no par value; 900,000,000 shares authorized as of December 31, 2023 and 2022; 128,738,857 and 102,084,746 shares issued and outstanding as of December 31, 2023 and 2022, respectively	—	—
Class B ordinary shares, no par value; 232,500,000 shares authorized as of December 31, 2023 and 2022; 49,814,864 and 68,945,014 shares issued and outstanding as of December 31, 2023 and 2022, respectively	—	—
Treasury shares at cost, 3,038,865 and zero ordinary shares as of December 31, 2023 and 2022, respectively	(13,155)	—
Additional paid-in capital	916,371	848,609
Accumulated other comprehensive profit (loss)	74	(1,639)
Accumulated deficit	(411,569)	(352,534)
Total shareholders’ equity	491,721	494,436
Total liabilities and shareholders’ equity	$601,932	$606,984
The accompanying notes are an integral part of these consolidated financial statements.

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Year Ended December 31,
	2023	2022	2021

Revenue	$297,610	$261,247	$229,141
Cost of revenue	145,091	126,150	106,170
Gross profit	152,519	135,097	122,971
Operating expenses:
Research and development	71,577	72,014	55,301
Sales and marketing	88,441	88,438	70,710
General and administrative	69,350	83,993	52,903
Total operating expenses	229,368	244,445	178,914
Operating profit (loss)	(76,849)	(109,348)	(55,943)
Interest income (expense), net	22,775	10,180	591
Other income (expense), net	837	505	(122,520)
Profit (loss) before income taxes	(53,237)	(98,663)	(177,872)
Provision for (benefit from) income taxes	5,798	6,042	1,558
Net profit (loss)	$(59,035)	$(104,705)	$(179,430)
Net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	$(0.33)	$(0.62)	$(2.35)
Weighted-average shares used in computing net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	176,773,398	167,667,374	76,459,625
The accompanying notes are an integral part of these consolidated financial statements.

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE PROFIT (LOSS)
(in thousands)

	Year Ended December 31,
	2023	2022	2021

Net profit (loss)	$(59,035)	$(104,705)	$(179,430)
Other comprehensive profit (loss), net of tax:
Unrealized gains (losses) on derivative instruments, net	1,634	(1,883)	176
Unrealized gains (losses) on available-for-sale debt securities	86	—	—
Foreign currency translation	(7)	68	—
Other comprehensive profit (loss)	1,713	(1,815)	176
Comprehensive profit (loss)	$(57,322)	$(106,520)	$(179,254)
The accompanying notes are an integral part of these consolidated financial statements.

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIT)
(in thousands, except share data)

	Convertible Preferred Shares		Class A Ordinary Shares		Class B Ordinary Shares		Treasury Shares	Additional Paid-in Capital	Accumulated Other Comprehensive Profit (Loss)	Accumulated Deficit	Total Shareholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2020	29,878,116	$159,564	14,310,552	$4	—	$—	$—	$24,366	$—	$(68,399)	$(44,029)
Issuance of Series E convertible preferred shares, net of issuance costs of $819 and settlement of tranche rights	1,450,414	50,519	—	—	—	—	—	—	—	—	—
Issuance of Series E-1 convertible preferred shares upon exercise of Series E-1 convertible preferred share warrants	962,940	6,489	—	—	—	—	—	—	—	—	—
Reclassification of convertible preferred share warrants upon IPO	—	74,724	—	—	—	—	—	35,778	—	—	35,778
Conversion of convertible preferred shares into Class A ordinary shares upon IPO	(32,291,470)	(291,296)	32,291,470	—	—	—	—	291,296	—	—	291,296
Issuance of Class A ordinary shares upon IPO, net of underwriting discounts and commissions and other issuance costs	—	—	19,925,000	—	—	—	—	386,591	—	—	386,591
Elimination of ordinary share par value and issuance of Class B ordinary shares upon Recapitalization	—	—	—	(4)	94,431,636	—	—	4	—	—	—
Issuance of ordinary shares upon exercise of share options	—	—	2,381,269	—	625,124	—	—	2,948	—	—	2,948
Exchange of Class B ordinary shares to Class A ordinary shares	—	—	7,001,240	—	(7,001,240)	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—	—	—	33,489	—	—	33,489
Ordinary share warrants issued to a customer	—	—	—	—	—	—	—	777	—	—	777
Other comprehensive profit (loss)	—	—	—	—	—	—	—	—	176	—	176
Net profit (loss)	—	—	—	—	—	—	—	—	—	(179,430)	(179,430)
Balance as of December 31, 2021	—	—	75,909,531	—	88,055,520	—	—	775,249	176	(247,829)	527,596
Issuance of ordinary shares upon exercise of share options	—	—	3,919,606	—	—	—	—	4,059	—	—	4,059
Issuance of ordinary shares upon vesting of restricted share units	—	—	3,145,103	—	—	—	—	—	—	—	—
Exchange of Class B ordinary share to Class A ordinary shares	—	—	19,110,506	—	(19,110,506)	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—	—	—	67,766	—	—	67,766
Ordinary share warrants issued to a customer	—	—	—	—	—	—	—	1,535	—	—	1,535
Other comprehensive profit (loss)	—	—	—	—	—	—	—	—	(1,815)	—	(1,815)
Net profit (loss)	—	—	—	—	—	—	—	—	—	(104,705)	(104,705)
Balance as of December 31, 2022	—	$—	102,084,746	$—	68,945,014	$—	$—	$848,609	$(1,639)	$(352,534)	$494,436
Issuance of ordinary shares upon exercise of share options	—	—	3,010,478	—	—	—	—	3,816	—	—	3,816
Issuance of ordinary shares upon vesting of restricted share units	—	—	6,365,261	—	—	—	—	—	—	—	—
Issuance of ordinary shares upon exercise of warrants	—	—	1,187,087	—	—	—	—	—	—	—	—
Purchase of Treasury shares	—	—	(3,038,865)	—	—	—	(13,155)	—	—	—	(13,155)
Exchange of Class B ordinary share to Class A ordinary shares	—	—	19,130,150	—	(19,130,150)	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—	—	—	62,410	—	—	62,410
Ordinary share warrants issued to a customer	—	—	—	—	—	—	—	1,536	—	—	1,536
Other comprehensive profit (loss)	—	—	—	—	—	—	—	—	1,713	—	1,713
Net profit (loss)	—	—	—	—	—	—	—	—	—	(59,035)	(59,035)
Balance as of December 31, 2023	—	$—	128,738,857	$—	49,814,864	$—	$(13,155)	$916,371	$74	$(411,569)	$491,721

The accompanying notes are an integral part of these consolidated financial statements.

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2023	2022	2021

Cash flows from operating activities:
Net profit (loss)	$(59,035)	$(104,705)	$(179,430)
Adjustments to reconcile net profit (loss) to net cash provided by (used in) operating activities:
Unrealized loss (gain) on foreign currency	(850)	(2,875)	382
Provision for (benefit from) account receivable allowances	198	3	268
Depreciation and amortization	3,568	3,607	1,990
Amortization of capitalized internal-use software costs	1,532	667	446
Amortization of deferred contract costs	9,567	7,135	4,667
Remeasurement of convertible preferred share warrant liabilities	—	—	101,413
Remeasurement of convertible preferred share tranche rights	—	—	21,260
Share-based compensation expense	62,410	67,467	33,358
Non-cash right-of-use asset changes	4,605	4,211	—
Changes in accrued interest on investments	2,593	(4,613)	—
Ordinary share warrants issued to a customer	1,536	1,535	777
Other	161	180	(121)
Changes in operating assets and liabilities:
Accounts receivable	(9,685)	(1,715)	1,440
Deferred contract acquisition costs	(8,893)	(9,707)	(7,744)
Prepaid expenses and other assets	(1,618)	4,026	(15,079)
Accounts payable	373	1,931	(832)
Accrued compensation and benefits	(199)	291	8,398
Guarantee obligations	358	249	(333)
Provision for chargebacks, net	112	(40)	1,438
Operating lease liabilities	(4,580)	(2,609)	—
Accrued expenses and other liabilities	5,126	8,710	7,424
Net cash provided by (used in) operating activities	7,279	(26,252)	(20,278)
Cash flows from investing activities:
Purchases of short-term deposits	(55,000)	(463,750)	(110,000)
Maturities of short-term deposits	337,000	261,750	39,063
Purchases of investments	(29,086)	—	—
Purchases of property and equipment	(1,355)	(6,126)	(12,254)
Capitalized software development costs	—	(1,886)	(1,250)
Net cash provided by (used in) investing activities	251,559	(210,012)	(84,441)
Cash flows from financing activities:
Proceeds from issuance of convertible preferred shares and warrants, net of issuance costs	—	—	26,781
Proceeds from cash exercise of series E-1 convertible preferred share warrants	—	—	6,489
Proceeds from exercise of share options	3,841	4,059	2,948
Proceeds from initial public offering, net of underwriting discounts and commissions	—	—	392,273
Payments of deferred offering costs	—	(204)	(5,302)
Purchases of treasury shares	(13,155)	—	—
Net cash provided by (used in) financing activities	(9,314)	3,855	423,189
Effects of exchange rates on cash, cash equivalents, and restricted cash	297	(1,701)	—
Net increase (decrease) in cash, cash equivalents, and restricted cash	249,821	(234,110)	318,470
Cash, cash equivalents, and restricted cash—beginning of period	191,017	425,127	106,657
Cash, cash equivalents, and restricted cash—end of period	$440,838	$191,017	$425,127

Supplemental disclosures of cash flow information:
Cash paid for interest	$—	$—	$—
Cash paid for income taxes	$17	$18	$647
Cash paid for operating leases, net of incentives received	$6,080	$4,357	$—
Operating lease liabilities arising from obtaining right-of-use assets	$—	$792	$—
Adjustment to ROU assets upon modification of existing lease	$(811)	$—	$—

Supplemental disclosures of noncash investing and financing activities:
Purchases of property and equipment during the period included in accounts payable and accrued expenses	$97	$926	$2,042
Share-based compensation capitalized for software development	$—	$299	$131
Software development costs, accrued but not paid	$—	$—	$485
Deferred offering costs accrued but not paid	$—	$—	$204
Settlement of convertible preferred share tranche rights	$—	$—	$23,738
Conversion of convertible preferred shares into Class A ordinary shares upon IPO	$—	$—	$291,296
Reclassification of convertible preferred share warrants upon IPO	$—	$—	$110,502
Elimination of par value upon Recapitalization	$—	$—	$4

Reconciliation of cash, cash equivalents, and restricted cash within the consolidated balance sheets to the amounts shown in the consolidated statements of cash flows above:
Cash and cash equivalents	$440,838	$188,670	$418,143
Restricted cash	—	2,347	6,984
Total cash, cash equivalents, and restricted cash	$440,838	$191,017	$425,127
The accompanying notes are an integral part of these consolidated financial statements.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Description of Business
Riskified Ltd., together with its subsidiaries, “Riskified”, “we”, “us”, “our” or the “Company,” was incorporated under the laws of the State of Israel in 2012 and commenced operations in January 2013. We have built a next-generation eCommerce risk intelligence platform that allows our customers—online merchants—to create trusted relationships with their consumers. Our core product, the Chargeback Guarantee, is designed to ensure the legitimacy of our merchants’ online orders by approving or denying these orders with guaranteed performance levels that vary by merchant. We guarantee the outcome of our decisions by assuming the cost of fraud associated with each approval. We drive higher sales by raising approval rates and reducing fraud and other operating costs for our merchants and strive to provide superior consumer experiences, as compared to our merchants’ performance prior to onboarding us.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and include the accounts of Riskified Ltd. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
Immaterial Prior Period Error Correction
During the year ended December 31, 2023, we identified an immaterial error relating to the period over which certain sales commissions were amortized. We assessed the materiality of the error on the financial statements for prior years individually and in the aggregate, and concluded that it was not material to any previously issued consolidated financial statements. We corrected the error by revising the consolidated financial statements appearing herein. The impact of the errors on the Company’s consolidated balance sheet as of January 1, 2021 was an overstatement of deferred contract acquisition costs of $0.7 million and an understatement of accumulated deficit of $0.7 million. There was no impact of the error on the consolidated statements of cash flows for the periods presented.
The following tables summarize the effects of the corrections on the Company’s consolidated financial statements for the years ended December 31, 2022 and 2021:

	Year Ended December 31, 2022
	As Previously Reported	Adjustment	As Revised
	(in thousands)
Deferred contract acquisition costs	$16,364	$(1,981)	$14,383
Accumulated deficit	(350,553)	(1,981)	(352,534)
Sales and marketing expenses	87,722	716	88,438
Operating profit (loss)	(108,632)	(716)	(109,348)
Profit (loss) before income taxes	(97,947)	(716)	(98,663)
Net profit (loss)	(103,989)	(716)	(104,705)
Net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	$0.62	$—	$0.62

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Year Ended December 31, 2021
	As Previously Reported	Adjustment	As Revised
	(in thousands)
Deferred contract acquisition costs	$11,630	$(1,265)	$10,365
Accumulated deficit	(246,564)	(1,265)	(247,829)
Sales and marketing expenses	70,165	545	70,710
Operating profit (loss)	(55,398)	(545)	(55,943)
Profit (loss) before income taxes	(177,327)	(545)	(177,872)
Net profit (loss)	(178,885)	(545)	(179,430)
Net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	$(2.34)	$(0.01)	$(2.35)
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

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
Treasury Shares
In August 2023, the board of directors authorized the Company to repurchase up to $75.0 million of its Class A ordinary shares (the “Repurchase Program”). Costs associated with the acquisition of Class A ordinary shares are presented as Treasury Shares on the consolidated balance sheet as a reduction of shareholders' equity. Refer to Note 10 for more information on the Repurchase Program.
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from these estimates. On an ongoing basis, we evaluate our estimates, including those related to the estimated period of benefit on deferred contract costs, the capitalization of certain costs to fulfill a contract, the allowance for credit losses, the fair value of financial assets and liabilities including the fair value of derivatives and investments, the useful lives of property and equipment, capitalization and estimated useful life of internal-use software, share-based compensation including the determination of the fair value of our ordinary shares (prior to IPO), the fair value of indemnification guarantees and the associated systematic and rational amortization method, provisions for chargebacks, the fair value of convertible preferred share warrant liabilities and convertible preferred share tranche rights (prior to IPO), incremental borrowing rate (“IBR”) used for operating lease right-of-use (“ROU”) assets and operating lease liabilities, and the valuation of deferred tax assets and uncertain tax positions. We base our estimates on assumptions, both historical and forward-looking, trends, and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.
Foreign Currency
The U.S. dollar is our functional currency and the functional currency of a majority of our subsidiaries.
For the subsidiaries where the U.S. dollar is the functional currency, monetary assets and liabilities denominated in currencies other than the U.S. dollar are remeasured into U.S. dollars at exchange rates in effect at the end of each period. Foreign currency transaction gains and losses from these remeasurements are recognized in other income (expense), net, within the consolidated statements of operations. Foreign currency transactions resulted in net gains of $1.4 million, $2.5 million, and $0.2 million for the years ended December 31, 2023, 2022, and 2021, respectively.
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
Concentration of Risks

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Our financial instruments that are exposed to concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term deposits, short-term investments, accounts receivable and derivative financial instruments. We maintain our cash, cash equivalents, restricted cash, short-term deposits, and short-term investments with high-quality financial institutions mainly in the United States and Israel, the composition of which are regularly monitored by us. We have not experienced any material losses in such accounts. Our derivatives expose us to credit risk to the extent that the counterparties may be unable to meet the terms of the agreement. We seek to mitigate such risk by limiting our counterparties to major financial institutions and by spreading the risk across a number of major financial institutions. In addition, the potential risk of loss with any one counterparty resulting from this type of credit risk is monitored on an ongoing basis.
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
The following table summarize our merchants that represented 10% or more of Accounts receivable and Revenue:

	Accounts Receivable		Revenue
	As of December 31,		Year Ended December 31,
	2023	2022	2023	2022	2021
Customer A	17%	22%	11%	13%	16%
Customer B	11%	*	*	*	*
________________
*Represents less than 10%
Cash, Cash Equivalents, and Restricted Cash
Cash and cash equivalents consist of cash in banks, bank deposits, and money market funds. We consider all highly liquid investments, with an original maturity of three months or less at the date of purchase, to be cash equivalents. Our restricted cash primarily consisted of cash deposits to back letters of credit related to certain operating leases.
Short-Term Deposits
Short-term deposits consist of bank deposits with original maturities between 4 and 12 months and that mature within 12 months of the balance sheet date. Short-term deposits are reported at cost.
Short-Term Investments
Short-term investments consist of marketable debt securities that we have classified and accounted for as available-for-sale. We determine the appropriate classification of our investments in marketable debt securities at the time of purchase and reevaluate such designation at each balance sheet date. After consideration of our risk versus reward objectives, as well as our liquidity requirements, we may sell these debt securities prior to their effective maturities. As a result, we classify our investments, including those with maturities beyond 12 months, as current assets in the Consolidated Balance Sheets. We carry these securities at fair value, and report the unrealized gains and losses, net of taxes, as a component of shareholders’ equity, except for changes in allowance for expected credit losses, which is recorded in other income (expense), net, within the consolidated statements of operations. We periodically evaluate our available-for-sale debt securities for impairment. If the amortized cost of an individual security exceeds its fair value, we consider our intent to sell the security or whether it is more likely than not that we will be required to sell the security before recovery of its amortized basis. If either of these criteria are

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
met, we write down the security to its fair value and record the impairment charge in other income (expense), net within the consolidated statements of operations. If neither of these criteria are met, we determine whether credit loss exists. Credit loss is estimated by considering changes to the rating of the security by a rating agency, any adverse conditions specifically related to the security, as well as other factors.
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
Financial instruments consist of cash and cash equivalents, restricted cash, short-term deposits, short-term investments, accounts receivables, derivative financial instruments, accounts payables, accrued liabilities, indemnification guarantees. Cash and cash equivalents, short-term deposits, restricted cash, accounts receivable, accounts payable, and accrued liabilities are stated at their carrying value, which approximates fair value due to the short time to the expected receipt or payment date. Short-term investments and derivative financial instruments are stated at fair value on a recurring basis as disclosed in Note 4 below.
We record indemnification guarantees that we issue upon approving a transaction at fair value when issued using the income approach. To measure this guarantee, we consider the premium that would have been received for the same guarantee if it were issued in a stand-alone transaction. The fair value of these indemnification guarantees is determined based on historical chargeback claims, a risk premium fee that would be required for a third party to assume this liability, and an appropriate discount rate due to the time period between issuance of the guarantee and settlement or expiration. Historical chargeback guarantee claims are not readily observable in the marketplace and are generally classified as Level 3 inputs. Indemnification guarantees are recorded at fair value when issued and not remeasured to fair value each period. Refer to Note 8 below for more information regarding indemnification guarantees.
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
Accounts Receivable, Net
Accounts receivable are recorded at the invoiced amount, net of an allowance for credit losses. The allowance for credit losses is based on our assessment of the collectability of accounts. We regularly review the adequacy of the allowance for credit losses based on a combination of factors, including an assessment of the current merchant’s credit worthiness, the age of the balance, the nature and size of the merchant, the financial condition of the merchant, and the amount of any receivables in dispute. Accounts

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
receivable deemed uncollectible are charged against the allowance for credit losses when identified. The allowance for doubtful accounts was $0.5 million and $0.5 million as of December 31, 2023 and 2022, respectively.
The following table represents a roll-forward of the allowance for credit losses:

Year Ended December 31,
2023
(in thousands)
Beginning balance	$487
Current period provision	198
Uncollectible accounts charged against the allowance	(170)
Recoveries of amounts previously deemed uncollectible	—
Ending balance	$515
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
The estimated useful lives of our property and equipment are as follows:

Computer equipment	3 years
Furniture and office equipment	7 years
Leasehold improvements	Shorter of remaining lease term or estimated useful life

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Capitalized Software Costs
Costs related to software acquired, developed, or modified solely to meet our internal requirements, with no substantive plans to market such software at the time of development are capitalized. Costs incurred during the preliminary project stage and during the post implementation operational stage are expensed as incurred. Eligible costs incurred during the application development stage of the project are capitalized. Capitalized software development costs are recorded as part of other assets, noncurrent in the consolidated balance sheets. Maintenance costs are expensed as incurred. Capitalized software development costs are amortized on a straight-line basis over the software’s estimated useful life, which is four years and are recorded in cost of revenue in the consolidated statements of operations. As of December 31, 2023 and 2022, we have capitalized $3.5 million, net and $5.0 million, net, respectively, of qualifying software development costs. Amortization expenses related to capitalized software costs were $1.5 million, $0.7 million, and $0.4 million for the years ended December 31, 2023, 2022, and 2021, respectively.
Cloud Computing Arrangement Implementation Costs
We capitalize certain implementation costs incurred in a cloud computing arrangement during the application development stage pursuant to Accounting Standards Codification, or ASC, 350-40, Internal Use Software. These costs are amortized over the term of the hosting arrangement on a straight-line basis, and are included within operating expenses in the consolidated statements of operations. Costs incurred in the preliminary stages of development are analogous to research and development activities and are expensed as incurred. These capitalized costs are included in other assets, noncurrent in the consolidated balance sheets. We have capitalized $0.7 million and $0.2 million of qualifying cloud computing arrangement implementation costs as of December 31, 2023 and 2022, respectively. Amortization expenses related to capitalized cloud computing arrangement implementation costs were $0.2 million, $0.2 million, and $0.2 million for the years ended December 31, 2023, 2022, and 2021, respectively.
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

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
The Series B/C convertible preferred share warrants were remeasured to fair value at the end of each reporting period with changes in fair value recognized as a gain or loss within other income (expense), net in the consolidated statements of operations until the earlier of the exercise of the warrants, the expiration of the warrants, or upon the completion of a qualified IPO. Upon IPO, the Series B/C convertible preferred share warrants were converted to warrants to purchase ordinary shares, and the then outstanding liability was reclassified to additional paid-in capital in the consolidated balance sheets. The warrants to purchase ordinary shares may be exercised any time prior to, and shall expire upon, the earlier of (a) April 29, 2025 or (b) immediately prior to the consummation of certain deemed liquidation events. In November 2023, the outstanding warrants to purchase ordinary shares were exercised. Refer to Note 9.
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
In conjunction with a SaaS Agreement entered into in 2021, we issued a warrant to a customer to purchase ordinary shares. The warrant vests annually, in equal amounts, over a five-year period commencing on the effective date of the SaaS Agreement. The warrant is accounted for as consideration payable to a customer under ASC 606 and will reduce revenue as we recognize revenue under the SaaS Agreement over a period of five years. As of December 31, 2023, the warrant is outstanding.
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
As noted above within “Indemnification Guarantees”, our contracts with our merchants obligate us to review eCommerce transactions for legitimacy as well as to stand ready to indemnify merchants for costs incurred associated with an approved transaction in the event of a chargeback due to fraud. Our fee is allocated between the consideration owed to us for our fraud review service performance obligation accounted for under ASC 606 and the consideration owed to us for issuing indemnification guarantees that are accounted for under ASC 460 and are recorded at fair value. Consideration allocated to fraud review is recognized as revenue over the contract period in the month that the transactions are approved while consideration allocated to the indemnification guarantee is recognized as we are released from risk under the guarantee, generally over a six-month period from the date of the transaction.
We present revenue net of cancellations and adjustments for minimum service level agreements.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
Sales commissions for initial contracts are amortized on a straight-line basis over an estimated period of benefit of four years. We determine the period of benefit for sales commissions by taking into consideration the estimated customer life, technological life of our software, and other factors. These factors involved in the determination of the period of benefit include inherent uncertainties and the application of significant judgment. Sales commissions for renewal contracts are not commensurate with sales commissions for initial contracts and are deferred and then amortized on a straight-line basis over the contractual term.
Sales commissions expenses are included in sales and marketing expense in the consolidated statements of operations. We periodically review these deferred contract acquisition costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit. There were no impairment losses recorded during the periods presented.
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

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
Chargeback claims can be disputed and if the decision of the dispute concludes that the order was legitimate and not fraudulent, the chargeback is classified as chargeback won. We present chargeback expenses net of chargebacks won, since such amounts are refunded to us. Amounts for chargebacks won were $25.0 million, $20.3 million, and $14.3 million for the years ended December 31, 2023, 2022, and 2021, respectively.
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
Sales and Marketing
Sales and marketing costs primarily consist of compensation and benefits related costs, including share-based compensation expense directly associated with our sales and marketing teams. Sales and marketing costs also consists of costs associated with conferences, events, digital marketing and advertising programs, deferred contract acquisition costs, depreciation expense, and allocated overhead. Sales and marketing costs are expensed as incurred.
Digital marketing programs include advertising, promotional events, and brand-building activities. Advertising costs are expensed as incurred and were $4.9 million, $6.0 million, and $5.2 million for the years ended December 31, 2023, 2022, and 2021, respectively.
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

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
In June 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, including subsequent amendments thereafter, which established ASC 326. ASC 326 replaces the existing incurred loss impairment model with a current expected credit loss model that requires more timely recognition of estimated expected credit losses over the life of certain financial instruments. Our accounts receivable and available-for-sale debt securities are in the scope of ASC 326. We adopted ASC 326 as of January 1, 2023. The adoption of ASC 326 did not have a material impact on our financial condition and results of operations within our consolidated financial statements.
Recently Issued Accounting Pronouncements
In November 2023, the Financial Accounting Standards Board (FASB) issued ASU No. 2023-07, Reportable Segments (Topic 280): Improvements to Reportable Segment Disclosures, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses, including public entities with a single operating or reportable segment. The updated standard will be effective for annual periods beginning in fiscal 2024 and interim periods beginning in the first quarter of fiscal 2025. Early adoption is permitted. We are currently evaluating the impact of this standard on our financial statement disclosures.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which expands disclosures in an entity’s income tax rate reconciliation table and regarding cash taxes paid both in the U.S. and foreign jurisdictions. The updated standard will be effective for annual periods beginning in fiscal 2026. We are currently evaluating the impact of this standard on our financial statement disclosures.
3. Revenue Recognition
Disaggregation of Revenue

The following table summarizes revenue by region in which our merchants’ headquarters are located:

	Year Ended December 31,
	2023		2022		2021
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue
	(in thousands, except where indicated)
United States	$182,806	61%	$163,920	63%	$163,681	71%
Europe, the Middle East and Africa (“EMEA”)*	80,547	27	71,443	27	44,850	20
Asia-Pacific (“APAC”)	16,699	6	12,005	5	7,416	3
Americas	17,558	6	13,879	5	13,194	6
Total revenue	$297,610	100%	$261,247	100%	$229,141	100%
_________________
*Revenue recognized from merchants whose headquarters are in Israel, which is our country of domicile, was $1.3 million, $3.3 million, and $2.4 million for the years ended December 31, 2023, 2022, and 2021, respectively.

The following table summarizes revenue based on the nature and type of service provided to our merchants:

	Year Ended December 31,
	2023		2022		2021
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue
	(in thousands, except where indicated)
Fraud review service revenue (ASC 606)	$167,278	56%	$156,040	60%	$132,261	58%
Indemnification guarantee service revenue (ASC 460)	130,332	44	105,207	40	96,880	42
Total revenue	$297,610	100%	$261,247	100%	$229,141	100%
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

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Changes in the percentage of revenue that are recorded as fraud review service revenue and indemnification guarantee service revenue are a function of changes in the aforementioned fair value of the chargeback guarantee and changes in the speed in which we resolve chargeback claims which impacts the systematic and rational approach that we utilize to record revenue associated with our guarantee obligation.
Cost to Obtain a Contract
The following table represents a roll-forward of deferred contract acquisition costs:

	Year Ended December 31,
	2023	2022	2021
	(in thousands)
Beginning balance	$14,383	$10,365	$6,263
Additions to deferred contract acquisition costs	8,894	9,707	7,744
Amortization of deferred contract acquisition costs	(7,715)	(5,689)	(3,642)
Ending balance	$15,562	$14,383	$10,365
Cost to Fulfill a Contract
The following table represents a roll-forward of deferred contract fulfillment costs that are included within in other assets, noncurrent on the consolidated balance sheets:

	Year Ended December 31,
	2023	2022	2021
	(in thousands)
Beginning balance	$3,673	$2,930	$2,166
Additions to deferred contract fulfillment costs	2,635	2,189	1,789
Amortization of deferred contract fulfillment costs	(1,852)	(1,446)	(1,025)
Ending balance	$4,456	$3,673	$2,930

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
4. Fair Value Measurements
The following tables present information about our financial instruments that are measured at fair value on a recurring basis:

	As of December 31, 2023
	Fair Value	Level 1	Level 2	Level 3
	(in thousands)
Financial Assets:
Government bonds included within short-term investments	$28,968	$—	$28,968	$—
Derivative financial instruments included in prepaid expenses and other current assets	308	—	308	—
Total financial assets	$29,276	$—	$29,276	$—

Financial Liabilities:
Derivative financial instruments included in accrued expenses and other current liabilities	$462	$—	$462	$—
Total financial liabilities	$462	$—	$462	$—

	As of December 31, 2022
	Fair Value	Level 1	Level 2	Level 3
	(in thousands)
Financial Liabilities:
Derivative financial instruments included in accrued expenses and other current liabilities	$2,397	$—	$2,397	$—
Total financial liabilities	$2,397	$—	$2,397	$—
As of December 31, 2023 and 2022, we did not have any Level 3 financial instruments that are measured at fair value on a recurring basis.
We classify our derivative financial instruments and government bonds within Level 2 of the fair value hierarchy because they are valued using inputs other than quoted prices which are directly or indirectly observable in the market, including readily-available pricing sources for the identical underlying security which may not be actively traded. Refer to Note 5 for more information regarding our derivative financial instruments.
Refer to Note 8 below for more information regarding the fair value of our indemnification guarantees.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Debt Securities
Short-term investments consisted of the following:

	As of December 31, 2023
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)
Government bonds	$28,882	$229	$(143)	$28,968
Total short-term investments	$28,882	$229	$(143)	$28,968
There were no short-term investments as of December 31, 2022. The following table summarizes the estimated fair value of investments in available-for-sale marketable debt securities by effective contractual maturity dates:

As of December 31, 2023
Due in 1 year or less	$28,968
Total	$28,968
As of December 31, 2023, the unrealized losses related to short-term investments were not due to credit related losses. Therefore, we did not recognize an allowance for credit losses for our short-term investments. As of December 31, 2023, we did not have any available-for-sale debt securities that have been in a continuous loss position for more than twelve months.
5. Derivative Financial Instruments and Hedging
Notional Amount of Foreign Currency Contracts
Our foreign currency contracts are denominated in NIS and Euro. The gross notional amounts of outstanding foreign currency contracts in U.S. dollar were as follows:

	As of December 31,
	2023	2022
	(in thousands)
Derivatives Designated as Hedging Instruments:
Foreign currency contracts	$63,716	$63,998
Derivatives Not Designated as Hedging Instruments:
Foreign currency contracts	10,314	13,814
Total derivative instruments	$74,030	$77,812
Effect of Foreign Currency Contracts on the Consolidated Statements of Operations
The effect of foreign currency contracts on the Consolidated Statements of Operations during the periods presented were as follows:

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Derivatives Designated as Hedging Instruments			Derivatives Not Designated as Hedging Instruments
	Year Ended December 31,			Year Ended December 31,
	2023	2022	2021	2023	2022	2021
	(in thousands)
Statement of Operations Location:
Revenue	$168	$—	$—	$—	$—	$—
Cost of revenue	(146)	(175)	—	—	—	—
Research and development	(2,659)	(1,718)	—	—	—	—
Sales and marketing	(1,051)	(732)	—	—	—	—
General and administrative	(1,263)	(706)	—	—	—	—
Other income (expense), net	—	—	—	(534)	(1,659)	59
Total gain (loss) recognized in earnings	$(4,951)	$(3,331)	$—	$(534)	$(1,659)	$59
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

Net Unrealized Gains (Losses) on Derivatives Designated as Hedging Instruments
(in thousands)
Balance as of December 31, 2020	$—
Amount of net gains (losses) recorded in accumulated other comprehensive profit (loss)	176
Amount of net gains (losses) reclassified from accumulated other comprehensive profit (loss) to earnings	—
Other comprehensive profit (loss)	176
Balance as of December 31, 2021	176
Amount of net gains (losses) recorded in accumulated other comprehensive profit (loss)	1,448
Amount of net gains (losses) reclassified from accumulated other comprehensive profit (loss) to earnings	(3,331)
Other comprehensive profit (loss)	(1,883)
Balance as of December 31, 2022	$(1,707)
Amount of net gains (losses) recorded in accumulated other comprehensive profit (loss)	6,585
Amount of net gains (losses) reclassified from accumulated other comprehensive profit (loss) to earnings	(4,951)
Other comprehensive profit (loss)	1,634
Balance as of December 31, 2023	$(73)

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021, net deferred gains totaled $0.2 million and were recognized during the year ended December 31, 2022 in the same financial statement line item as the hedged items. As of December 31, 2022, $1.7 million of net deferred losses were recorded in accumulated other comprehensive profit (loss) and were recognized during the year ended December 31, 2023 in the same financial statement line item as the hedged items. As of December 31, 2023, $0.1 million of net deferred losses were recorded in accumulated other comprehensive profit (loss) of which all are expected to be recognized in the same financial statement line item in the Consolidated Statements of Operations to which the derivative relates over the next twelve months.
6. Consolidated Balance Sheet Components
Property and Equipment, Net
Property and equipment, net consisted of the following:

	As of December 31,
	2023	2022
	(in thousands)
Computer equipment	$6,592	$6,912
Furniture and office equipment	2,593	2,531
Leasehold improvements	16,702	16,576
Property and equipment, gross	25,887	26,019
Less: accumulated depreciation and amortization	(10,248)	(7,433)
Property and equipment, net	$15,639	$18,586
Depreciation and amortization expenses were $3.6 million, $3.4 million, and $1.8 million for the years ended December 31, 2023, 2022, and 2021, respectively.
The following table presents our property and equipment, net of depreciation and amortization, by geographic region:

	As of December 31,
	2023	2022
	(in thousands)
Israel	$14,209	$16,671
United States	1,403	1,796
Rest of world	27	119
Total property and equipment, net	$15,639	$18,586

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2023	2022
	(in thousands)
Accrued expenses	$4,548	$6,175
Customer credits	6,724	5,388
Derivative financial instruments	462	2,397
Other	1,062	1,853
Accrued expenses and other current liabilities	$12,796	$15,813
Other Liabilities, Noncurrent
Other liabilities, noncurrent consisted of the following:

	As of December 31,
	2023	2022
	(in thousands)
Other tax liabilities	$14,706	$8,734
Other liabilities, noncurrent	$14,706	$8,734
7. Leases
We have non-cancelable operating leases for our corporate offices in Tel Aviv, Israel and in New York, New York in the United States. The leases for these facilities in Tel Aviv and New York expire in 2031 and 2029, respectively and we have options to renew these leases through 2036 and 2034, respectively. These renewal options are excluded from the calculation of operating lease ROU assets and operating lease liabilities. We sublease a portion of our office space in Tel Aviv and New York.
The components of operating lease cost for the years ended December 31, 2023 and 2022 were as follows:

	Year Ended December 31,
	2023	2022
	(in thousands)
Operating lease cost	$6,242	$6,140
Variable lease cost	1,010	1,257
Short-term lease cost	170	304
Sublease income	(1,347)	(786)
Total operating lease cost	$6,075	$6,915
Our lease costs prior to the adoption of ASC 842 were $5.9 million for the year ended December 31, 2021. Sublease income was $0.1 million for the year ended December 31, 2021.
As of December 31, 2023, the weighted average remaining lease term and the weighted average discount rate for our operating leases were 6.5 years and 4.6%, respectively. As of December 31, 2022, the weighted average remaining lease term and the weighted average discount rate for our operating leases were 7.4 years and 4.6%, respectively.
The future minimum lease payments included in the measurement of our operating lease liabilities as of December 31, 2023, were as follows:

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Amount
Year Ending December 31,
2024	$5,744
2025	5,714
2026	5,759
2027	5,804
2028	5,851
Thereafter	7,183
Total undiscounted lease payments	36,055
Less: imputed interest	(4,746)
Present value of operating lease liabilities	$31,309
The following table presents our operating lease ROU assets by geographic region:

	As of December 31,
	2023	2022
	(in thousands)
Israel	$18,782	$22,560
United States	10,960	12,598
Total operating lease right-of-use assets	$29,742	$35,158

Excluded from the tables above is an unsecured and undated promissory note issued in December 2020 in connection with the execution of a lease agreement for an amount of $2.9 million and $3.0 million as of December 31, 2023 and 2022, respectively. The promissory note may only be withdrawn in the event of a material and fundamental breach of the lease agreement. The promissory note expires three months after the lease termination date. As of December 31, 2023 and 2022, we were in full compliance of the terms and conditions of the promissory note, and the promissory note has not been withdrawn.
8. Guarantees, Commitments, and Contingencies
Indemnification Guarantees
We provide contractual assurances around the accuracy of our approvals so that our merchants can confidently automate a transaction’s execution. Our contracts obligate us to stand ready to indemnify our merchants for any costs incurred from a chargeback due to fraud. Accordingly, we account for the guarantee obligation as an indemnification under the general provisions of ASC 460 and recognize a liability at fair value upon approving a transaction at an amount that represents what we would need to pay a third party to relieve ourselves from this obligation. This liability is presented as Guarantee obligations on the consolidated balance sheets and was $12.7 million and $12.4 million as of December 31, 2023 and 2022, respectively, and will be released to revenue in the consolidated statements of operations.
We are relieved from our guarantee obligation at the earlier of (a) paying a chargeback or (b) expiration of the guarantee which is generally six months from the date of the transaction. We recognize the guarantee obligation as revenue through a systematic and rational amortization method over a six-month period that is representative of our historical pattern of being relieved from our guarantee obligation.
Our provision for chargebacks includes amounts associated with chargebacks that have been submitted and accepted but not yet paid by us as of the balance sheet date as well as estimates of chargebacks that have not yet been submitted and accepted relating to approved transactions that are

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
accounted for under ASC 450, Contingencies. While no individual transaction is probable of a chargeback occurring, when we analyze a portfolio of transactions, if we believe a future chargeback is probable and reasonably estimated, we accrue a liability and an associated expense through cost of revenue. Inputs and assumptions used by management to calculate the provision are based on the transactions approved and the features of those transactions as well as historical information about chargebacks. It is possible that the estimate may change in the near term, and the effect of the change could be material. Provision for chargebacks, net on the consolidated balance sheets were $12.1 million and $12.0 million as of December 31, 2023 and 2022, respectively, and will be reduced by credits issued or cash paid to merchants.
As of December 31, 2023, our portfolio of potential chargeback liabilities was diversified across numerous industries, hundreds of merchants, and millions of individual transactions. The maximum potential payment to our merchants for these guarantees at a point in time, if every order we approved was fraudulent, is generally the aggregate approved transaction amount excluding cancelled orders, orders that have expired guarantees, and orders for which guarantees have already been paid. As of December 31, 2023, there was $57.2 billion in outstanding indemnification guarantees.
Historically, we have had to pay approximately 0.1% of guarantees that we have issued and net chargeback expenses for the years ended December 31, 2023, 2022, and 2021, were $121.8 million, $103.2 million, and $85.5 million, respectively, which was in line with our budgets for the associated periods.
Non-Cancelable Purchase Obligations
In the normal course of business, we enter into non-cancelable purchase commitments with various parties primarily for hosting and software services. As of December 31, 2023, we had outstanding non-cancelable purchase obligations with a term of 12 months or longer as follows:

Amount
(in thousands)
Year Ending December 31,
2024	$1,106
2025	512
2026	96
Total	$1,714
Other Indemnifications and Contingencies
In the ordinary course of business, we agree to indemnify certain parties. In our merchant agreements, we have agreed to indemnify, defend, and hold harmless the indemnified party for third-party claims and related losses suffered or incurred by the indemnified party from actual or threatened third-party intellectual property infringement claims. For certain large or strategic merchants, we have agreed to indemnify, defend and hold harmless the indemnified party for non-compliance with certain additional representations and warranties made by us. In addition, we have entered into indemnification agreements with our directors and certain officers. As we have a limited history of prior indemnification claims and the payments we have made under such agreements have not had a material adverse effect on our results of operations, cash flows, or financial position, we are unable to reasonably estimate the maximum potential amount of future payments related to these indemnification agreements. However, to the extent that valid indemnification claims arise in the future, future payments by us could be significant and could have a material adverse effect on our results of operations or cash flows in a particular period. As of December 31, 2023 and 2022, we did not have any material indemnification claims that were probable or reasonably possible.
Legal Proceedings

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Occasionally we may be subject to various proceedings, lawsuits, disputes, or claims. We investigate these claims as they arise and accrue liabilities when losses are probable and reasonably estimated.
In May 2022, a putative securities class action complaint was filed in federal court in the United States by certain of our shareholders against us, certain of our current and former officers and directors, and our underwriters alleging violations of the Securities Act in connection with our IPO-related disclosures, and seeking unspecified damages. The lawsuit was captioned In re Riskified Ltd. Securities Litigation, 22 Civ. 3545 (DLC) (S.D.N.Y.). Plaintiffs filed an amended complaint on September 15, 2022. We moved to dismiss the amended complaint on October 28, 2022. On June 2, 2023, the Court granted our motion to dismiss the complaint in its entirety, with prejudice. The deadline to appeal has passed and the judgment is now final.
Although claims are inherently unpredictable, we are currently not aware of any matters that, if determined adversely to us, would individually or taken together, have a material adverse effect on our business, financial position, results of operations, or cash flows.
9. Ordinary Share Warrants
In November 2023, 1,187,087 Class A shares were issued upon the cashless exercise of the outstanding warrants to purchase ordinary shares.
As of December 31, 2023 and 2022, the following warrants were issued and outstanding:

	As of December 31, 2023
	Issued and Outstanding Share Warrants		Weighted-Average Exercise Price		Expiration Date
	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares	Class B Ordinary Shares
Warrants issued to customers	499,500	—	$0.01	$—	June 2028
Total	499,500	—

	As of December 31, 2022
	Issued and Outstanding Share Warrants		Weighted-Average Exercise Price		Expiration Date
	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares	Class B Ordinary Shares
Warrants to purchase ordinary shares	425,325	850,650	$0.28	$0.28	April 2025
Warrants issued to customers	499,500	—	$0.01	$—	June 2028
Total	924,825	850,650

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
10. Ordinary Shares and Equity Incentive Plan
Ordinary Shares
Upon the completion of the IPO, our amended and restated AoA became effective, which authorized the issuance of up to 900,000,000 Class A ordinary shares with no par value and 232,500,000 Class B ordinary shares with no par value, respectively.
We have the following ordinary shares reserved for future issuance:

	As of December 31,
	2023	2022
Warrants to purchase ordinary shares(1)	499,500	1,775,475
Share options and RSUs issued and outstanding under the 2013 Plan	15,981,269	20,062,824
Share options and RSUs issued and outstanding under the 2021 Plan	16,299,528	13,134,652
Remaining shares available for future issuance under the 2021 Plan	8,766,560	8,674,132
Total ordinary shares reserved	41,546,857	43,647,083
_________________
(1)Includes the warrants to purchase ordinary shares and warrants issued to customers.

Treasury Shares
In August 2023, the board of directors authorized the Company to repurchase up to $75.0 million of its Class A ordinary shares. We received approval for the implementation of our Repurchase Program from the Tel Aviv District Court Economic Department (“Israeli Court”) on November 20, 2023. The Israeli Court approval is valid through May 19, 2024. We may file extension requests with the Israeli Court on an ongoing basis as required. During the year ended December 31, 2023, we repurchased 3,038,865 outstanding Class A ordinary shares for $13.2 million, including transaction costs of approximately $0.1 million, through our Repurchase Program. These shares are classified as Treasury Shares on our consolidated balance sheet.
The Repurchase Program authorizes us to repurchase Class A ordinary shares, from time to time in the open market, in privately negotiated transactions or by other means in accordance with U.S. federal securities laws. The timing, as well as the number and value of any shares repurchased under the program, will be determined at our discretion under the Board authorized program and will depend on a variety of factors, including management's assessment of the intrinsic value of our ordinary shares, the market price of our ordinary shares, general market and economic conditions, available liquidity, alternative investment opportunities, and applicable legal requirements. The Repurchase Program does not obligate us to repurchase any specific number of shares and may be suspended, modified or discontinued at any time without prior notice. The share repurchases will be funded from existing cash and cash equivalents.
Equity Incentive Plan
The 2013 Equity Incentive Plan, or the 2013 Plan, was adopted by our board of directors on July 3, 2013 and amended and restated on February 23, 2021. The 2013 Plan provided for the grant of equity-based incentive awards to our employees, directors, office holders and consultants. The U.S. Sub-Plan to the 2013 Plan, which is to be read as a continuation of the 2013 Plan, was adopted by our board of directors on May 10, 2015 and amended and restated on February 23, 2021. The U.S. Sub-Plan governed equity-based incentive awards granted to our United States employees, directors, office holders and consultants, including those who are deemed to be residents of the United States for tax purposes.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
We no longer grant any awards under our 2013 Plan as it was superseded by the 2021 Share Incentive Plan, or the 2021 Plan. Awards granted prior to the adoption of the 2021 Plan remain outstanding and are governed by the 2013 Plan.
The 2021 Plan was adopted in connection with our IPO on July 15, 2021. The 2021 Plan provides for the grant of equity-based incentive awards to our employees, directors, office holders, service providers and consultants. The maximum number of Class A ordinary shares available for issuance under the 2021 Plan is equal to the sum of (i) 13,951,037 Class A ordinary shares, (ii) any shares subject to awards under the 2013 Plan which have expired, or were cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares or became unexercisable without having been fully exercised and (iii) an annual increase on the first day of each year beginning in 2022 and on January 1st of each calendar year thereafter during the term of the 2021 Plan, equal to the lesser of (A) 5% of the outstanding Class A ordinary shares of the Company on the last day of the immediately preceding calendar year (calculated on a fully diluted, as converted basis); and (B) such amount as determined by our board of directors if so determined prior to January 1 of a calendar year, provided that no more than 13,951,037 Class A ordinary shares may be issued upon the exercise of incentive share options.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Share Options and Shares Available for Grant
Share options generally vest over four years and expire ten years after the date of grant. We issue Class A ordinary shares upon exercise of share options. A summary of share options under our equity incentive plan and related information is as follows:

	Share Options Outstanding
	Outstanding Share Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
	(in thousands, except share, life and per share data)
Balance as of December 31, 2022	13,785,214	$2.17	6.1	$34,326
Options exercised	(3,010,478)	$1.22
Options forfeited	(405,202)	$3.72
Balance as of December 31, 2023	10,369,534	$2.39	5.5	$24,303
Exercisable as of December 31, 2023	8,849,876	$2.13	5.2	$22,904

There were no share options granted during the years ended December 31, 2023 or December 31, 2022. The weighted-average grant date fair value of share options granted during the year ended December 31, 2021 was $16.63. The aggregate grant date fair value of share options vested during the years ended December 31, 2023, 2022, and 2021 were $6.9 million, $12.0 million, and $3.2 million, respectively. The total intrinsic value of share options exercised during the years ended December 31, 2023, 2022, and 2021 were $11.3 million, $17.4 million, and $68.6 million, respectively. As of December 31, 2023, unrecognized share-based compensation cost related to unvested share options was $6.4 million, which is expected to be recognized over a weighted-average period of 1.3 years.
The Black-Scholes assumptions used to value the employee share options at the grant dates are as follows:

Year Ended December 31,
2021
Expected term (years)	5.44 - 6.60
Expected volatility	67.26% - 68.52%
Risk-free interest rate	0.99% - 1.12%
Expected dividend yield	0.00%
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
A summary of RSU activity, including activity under our equity incentive plan, and related information is as follows:

	Number of Shares	Weighted-Average Grant-Date Fair Value Per Share
Unvested as of December 31, 2022	19,412,262	$9.06
Granted	10,904,664	$5.43
Vested	(6,365,261)	$7.28
Forfeited	(2,040,402)	$6.31
Unvested as of December 31, 2023	21,911,263	$8.02

As of December 31, 2023, total unrecognized share-based compensation expense related to unvested RSUs was approximately $115.0 million, which is expected to be recognized over a weighted-average period of 3.3 years.
2021 Employee Share Purchase Plan
We adopted the 2021 Employee Share Purchase Plan, or ESPP, in connection with our IPO on July 15, 2021, to enable eligible employees of the company and certain of its designated subsidiaries to use payroll deductions to purchase the company’s Class A ordinary shares and thereby acquire ownership interests in the Company. A total of 3,742,961 Class A ordinary shares are available for sale under the ESPP, subject to adjustment as provided for in the ESPP. In addition, on the first day of each fiscal year beginning on January 1, 2022 and ending on and including January 1, 2031, such pool of Class A ordinary shares shall be increased by that number of our Class A ordinary shares equal to the lesser of: (i) 1% of the outstanding Class A ordinary shares as of the last day of the immediately preceding fiscal year (calculated on a fully diluted as-converted basis); or (ii) such smaller amount as our board of directors may determine. In accordance with the above, our board of directors determined not to increase the number of Class A ordinary shares available for sale under the ESPP as of January 1, 2022, January 1, 2023, or January 1, 2024.
Generally, all of our employees are eligible to participate if they are employed by us. However, an employee may not be granted rights to purchase our ordinary shares under the ESPP if such employee (i)

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
immediately after the grant would own capital shares or hold outstanding share options to purchase such shares possessing 5% or more of the total combined voting power or value of all classes of our shares or any of our subsidiaries.
As of December 31, 2023, we have not effected any offering under the ESPP.
CEO Multi-Year Equity Award
In July 2021, our board of directors and shareholders granted to our chief executive officer, Mr. Gal, a multi-year equity award, comprising 3,993,440 RSUs (the “Multi-Year Award”). The grant date fair value of the Multi-Year Award, which is the amount of share-based compensation expense that we recognize, is primarily determined based on the share price on the date the award was granted and is not based on our current share price. This amount is expensed utilizing the accelerated attribution method over the requisite service period of ten years. This method attributes higher expenses to the earlier periods of the requisite service period.
The Multi-Year Award is structured so that meaningful value may only be realized upon the achievement of sustained and significant high performance levels. The award is divided into ten tranches that are eligible to vest based on the achievement of stock price goals, which range from $26.67 to $106.67, measured based on the average of our stock price over a trailing 60 trading day period during predefined performance periods, subject to Mr. Gal’s continued employment as our chief executive officer through each such period. In order to earn all of the tranches, the stock price will have to be more than 5 times higher than the price at IPO. No tranches of the Multi-Year Award were earned or vested in 2023.
In addition to the service-based vesting condition, and market-based vesting condition, each described above, the Multi-Year Award is also subject to a performance-based vesting condition. The performance-based vesting condition underlying the Multi-Year Award was satisfied upon the occurrence of our IPO in 2021. We recognized $8.6 million, $13.0 million, and $6.0 million in share-based compensation expense related to the Multi-Year Award during the years ended December 31, 2023, 2022, and 2021, respectively.
Share-Based Compensation
Share-based compensation expense by line item in the consolidated statements of operations is summarized as follows:

	Year Ended December 31,
	2023	2022	2021
	(in thousands)
Cost of revenue	$770	$621	$216
Research and development	13,152	10,005	4,246
Sales and marketing	19,420	18,253	10,710
General and administrative	29,068	38,588	18,186
Total share-based compensation expense	$62,410	$67,467	$33,358
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

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
The Company has not adopted the PTE status currently, but believe we are eligible for the PTE status in future tax years and have tax-effected our Israel deferred tax assets and liabilities at the appropriate PTE rates. Our subsidiaries are separately taxed under the domestic tax laws of the jurisdiction of incorporation of each entity.
Profit (loss) before the provision for income taxes consisted of the following for the years ended December 31, 2023, 2022, and 2021:

	Year Ended December 31,
	2023	2022	2021
	(in thousands)
Israel	$(23,269)	$(55,414)	$(154,549)
International	(29,968)	(43,249)	(23,323)
Total	$(53,237)	$(98,663)	$(177,872)

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The provision for income taxes was as follows:

	Year Ended December 31,
	2023	2022	2021
	(in thousands)
Current:
Israel	$(225)	$4	$4
International	6,039	8,715	121
Total current income tax expense	5,814	8,719	125
Deferred:
Israel	—	—	—
International	(16)	(2,677)	1,433
Total deferred income tax expense	(16)	(2,677)	1,433
Total provision for income taxes	$5,798	$6,042	$1,558
A reconciliation of our statutory income tax expense to our effective income tax provision is as follows:

	Year Ended December 31,
	2023	2022	2021
	(in thousands)
Israel tax benefit at statutory rate	$(12,245)	$(22,528)	$(40,784)
Preferred enterprise	1,652	10,573	3,052
Foreign rate differential	(785)	(1,050)	912
Share-based compensation	8,158	9,717	1,753
Warrant revaluation	—	—	23,325
Tranche right revaluation	—	—	4,890
Prior year tax income/(expense)	(302)	(6,675)	84
Permanent differences	587	(3,351)	98
Uncertain tax position	5,772	7,233	3,784
Change in valuation allowance	2,961	12,123	4,444
Total	$5,798	$6,042	$1,558
Our effective tax rate was (10.89)% for the year ended December 31, 2023, compared to an effective tax rate of (6.12)% for the year ended December 31, 2022 and (0.88)% for the year ended December 31, 2021. The effective tax rates for the periods presented are primarily comprised of Israel statutory taxes, warrant revaluation, share-based compensation expense, uncertain tax positions, and changes in valuation allowance position. The difference in the effective tax rate of (10.89)% for the year ended December 31, 2023 as compared to the effective tax rate of (6.12)% for the year ended December 31, 2022 and (0.88)% for the year ended December 31, 2021 was related to non-deductible share-based compensation, prior period adjustments, uncertain tax positions, and change in valuation allowance position in Israel and in our U.S. subsidiary.
The provision for income taxes was $5.8 million, $6.0 million and $1.6 million for the years ended December 31, 2023, 2022, and 2021, respectively. The provision for income taxes for the year ended December 31, 2023 consisted primarily of income taxes related to the United States and other foreign jurisdictions in which we conduct business.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
The following table presents the significant components of our deferred tax assets and liabilities:

	Year Ended December 31,
	2023	2022	2021
	(in thousands)
Deferred tax assets:
Research and development expenses	$7,550	$7,374	$1,436
Net operating loss	10,333	9,059	5,212
Deferred Compensation	6,762	5,214	1,009
Operating lease liabilities	5,565	6,456	—
Vacation and convalescence	746	730	799
Bad debts	84	78	93
Other	1,946	2,166	466
Gross deferred tax assets	32,986	31,077	9,015
Valuation allowance	(23,783)	(20,822)	(8,699)
Total deferred tax assets	9,203	10,255	316
Deferred tax liabilities:
Operating lease right-of-use assets	(5,577)	(6,387)	—
Deferred contract acquisition costs	(2,971)	(3,009)	(2,324)
Property and equipment	(109)	(279)	(283)
Capitalized Software	(541)	(591)	(397)
Gross deferred tax liabilities	(9,198)	(10,266)	(3,004)
Net deferred tax assets/(liabilities)	$5	$(11)	$(2,688)
As of December 31, 2023 and 2022, we had Israel net operating loss, or NOL, carryforwards of approximately $75.7 million and $68.9 million, respectively, which do not expire. As of December 31, 2023 and 2022, we had U.S. Federal NOL carryforwards of approximately $11.7 million and $11.2 million respectively, which do not expire. As of December 31, 2023, we had U.S. State NOL carryforwards of approximately $24.8 million, of which $23.3 million expire between 2028 and 2043, and the remaining $1.5 million do not expire. As of December 31, 2022, we had U.S. State NOL carryforwards of approximately $16.6 million, of which $15.4 million expire between 2027 and 2042, and the remaining $1.2 million do not expire.
During the years ended December 31, 2023, 2022, and 2021 the net change in the valuation allowance against deferred tax assets amounted to an increase of $3.0 million, an increase of $12.1 million, and an increase of $4.4 million, respectively. The increase in the valuation allowance during the years ended December 31, 2023, December 31, 2022 and December 31, 2021 was largely attributable to the generation of Israel NOLs, and certain US state NOLs.
In establishing deferred income tax assets and liabilities, management makes judgments based on the enacted tax laws and published tax guidance applicable to us as well as the amount and jurisdiction of future taxable income. Deferred tax assets and liabilities are recorded and the need for valuation allowances is evaluated to reduce the deferred tax assets to amounts expected to be realized. As of December 31, 2023 and 2022, we maintained a full valuation allowance on Israel and U.S. net deferred tax assets as we believe, after weighing both the positive and negative evidence, that it is more likely than not that these deferred tax assets will not be realized.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
We have identified unrecognized tax benefits or uncertain tax positions. There has been a liability on uncertain tax positions recorded on our audited consolidated financial statements as of December 31, 2023 and 2022. We do not expect that our assessment regarding unrecognized tax benefits and uncertain tax positions will materially change over the following 12 months.
A reconciliation of the beginning and ending balance of total unrecognized tax position is as follows:

Unrecognized Tax Benefits
(in thousands)
Balance – January 1, 2021	234
Additions based on tax positions related to current year	3,885
Reductions for tax positions of prior years	—
Balance – December 31, 2021	4,119
Additions based on tax positions related to current year	7,187
Reductions for tax positions of prior years	(54)
Balance – December 31, 2022	$11,252
Additions based on tax positions related to current year	5,273
Reductions for tax positions of prior years	(13)
Balance – December 31, 2023	$16,512
As of December 31, 2023 and 2022, the total amount of gross unrecognized tax benefits was $16.5 million and $11.3 million, respectively, which, if recognized, would affect our effective tax rate. We have elected to include interest and penalties as a component of tax expense. As of December 31, 2023 and 2022, we have accumulated $1.0 million and $320 thousand, respectively, in both interest and penalties associated with uncertain tax positions. We do not expect unrecognized tax benefits to change significantly within the next twelve months.
We are not currently under audit for income taxes. As of December 31, 2023, tax years beginning with the year ended December 31, 2019 remain subject to examination by the Israel tax authorities and tax years beginning with the year ended December 31, 2020 remain subject to examination by the Internal Revenue Service and certain U.S. state jurisdictions.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
12. Net Profit (Loss) Per Share Attributable to Ordinary Shareholders
The following table sets forth the computation of basic and diluted net profit (loss) per share attributable to ordinary shareholders for the periods presented:

	Year Ended December 31,
	2023		2022		2021
	Class A	Class B	Class A	Class B	Class A	Class B
	(in thousands, except share and per share data)
Numerator:
Net profit (loss) attributable to ordinary shareholders, basic and diluted	$(38,407)	$(20,628)	$(57,734)	$(46,971)	$(90,953)	$(88,477)

Denominator:
Weighted-average shares used in computing net profit (loss) per share attributable to ordinary shareholders, basic and diluted	115,005,250	61,768,148	92,450,867	75,216,507	38,757,558	37,702,067
Net profit (loss) per share attributable to ordinary shareholders, basic and diluted	$(0.33)	$(0.33)	$(0.62)	$(0.62)	$(2.35)	$(2.35)
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

	Year Ended December 31,
	2023		2022		2021
	Class A	Class B	Class A	Class B	Class A	Class B
Convertible preferred shares	—	—	—	—	17,817,201	35,634,404
Warrants to purchase ordinary shares(1)	725,334	753,565	873,370	850,650	1,488,819	354,243
Outstanding share options	11,654,082	—	16,067,720	—	12,239,441	—
Unvested RSUs	23,375,114	—	16,176,275	2,131,015	1,562,388	1,965,604
Total	35,754,530	753,565	33,117,365	2,981,665	33,107,849	37,954,251
_________________
(1)Includes the warrants to purchase ordinary shares and warrants issued to customers.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
13. Employee Benefit Plans
We have a defined-contribution plan in the United States intended to qualify under Section 401 of the Internal Revenue Code, or the 401(k) Plan. The 401(k) Plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. We offer a safe harbor matching contribution in an amount equal to 100% of participating employee contributions to the plan up to 4% of the employee’s eligible compensation. During the years ended December 31, 2023, 2022, and 2021, we recorded $1.5 million, $1.1 million, and $0.8 million, respectively, of expenses related to the 401(k) plan.
Israeli Severance Pay
Pursuant to Israel’s Severance Pay Law, Israeli employees are entitled to severance pay equal to one month’s salary for each year of employment, or a portion thereof. We have elected to include our employees in Israel under Section 14 of the Severance Pay Law, under which these employees are entitled only to monthly deposits made in their name with insurance companies, at a rate of 8.33% of their monthly salary. These payments release us from any future obligation under the Israeli Severance Pay Law to make severance payments in respect of those employees; therefore, any liability for severance pay due to these employees, and the deposits under Section 14 are not recorded as an asset in the consolidated balance sheets. During the years ended December 31, 2023, 2022, and 2021, we recorded $4.2 million, $4.5 million, and $3.8 million, respectively, in severance expenses related to these employees.
14. Subsequent Events
In February 2024, the Company announced that it has undertaken certain actions to reduce operating expenses by initiating a reduction in force that impacted approximately 6% of the Company’s workforce. The majority of the associated costs, which are primarily related to severance and employee benefits, will be incurred in the first quarter of 2024 and are expected to be approximately $2.0 million.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Schedule II
Valuation and Qualifying Accounts

Description	Balance at beginning of period	Increase (1)	Decrease (2)	Balance at end of period
Year Ended December 31, 2023
Guarantee obligations	$12,361	$135,942	$(135,584)	$12,719
Provision for chargebacks, net	$11,980	$121,762	$(121,650)	$12,092
Year Ended December 31, 2022
Guarantee obligations	$12,112	$106,587	$(106,338)	$12,361
Provision for chargebacks, net	$12,020	$103,196	$(103,236)	$11,980
Year Ended December 31, 2021
Guarantee obligations	$12,445	$96,383	$(96,716)	$12,112
Provision for chargebacks, net	$10,582	$85,451	$(84,013)	$12,020
(1)Increases in Guarantee Obligations represent the portion of amounts billed in the period that is allocated to the indemnification guarantee. Increases in Provision for chargebacks, net represent the net chargeback expense recognized in the consolidated statements of operations during the period.
(2)Decreases in Guarantee Obligations represent the amount released to revenue in the consolidated statements of operations during the period. Decreases in the Provision for chargebacks, net represent the amount of chargeback expenses paid during the period.