Form 20-F
period 2024-12-31
RISKIFIED LTD.
filed 2025-03-06
CIK 1851112

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________________
FORM 20-F
_____________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
Securities registered or to be registered pursuant to Section 12(g) of the Act.: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2024, the registrant had 112,306,279 Class A ordinary shares, no par value, and 48,902,840 Class B ordinary shares, no par value, outstanding.
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
☐ Yes ☐ No

ABOUT THIS ANNUAL REPORT
Except where the context requires or where otherwise indicated in this Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (this “Annual Report”), the terms “Riskified,” the “Company,” “we,” “us,” “our,” “our company,” and “our business” refers to Riskified Ltd. and its consolidated subsidiaries as a consolidated entity.
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
Our fiscal year ends on December 31 of each year. Our most recent fiscal year ended on December 31, 2024.
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
Certain Definitions
As used in this Annual Report, except where the context otherwise requires or where otherwise indicated:
•“Approval rate” is defined as GMV (defined below) that has been approved divided by GMV that has been reviewed.
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
•“Gross Merchandise Volume” or “GMV” is defined as the gross total dollar value of orders reviewed through our AI-powered ecommerce risk intelligence platform during the period indicated, including the value of orders that we did not approve.
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
Our estimates are derived from publicly available information released by independent third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of our industry, which we believe to be reasonable. Certain statistical data, estimates and forecasts contained elsewhere in this Annual Report have been derived from an independent industry report published by eMarketer, titled “Global Retail eCommerce Forecast 2024 Midyear Update” (September 2024).
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
•our ability to attract new merchants and retain existing merchants;
•our history of net losses and ability to achieve and maintain profitability;
•the impact of macroeconomic and geopolitical conditions on us and on the performance of our merchants;
•the accuracy of our estimates of market opportunity and forecasts of market growth;
•competition;
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
•our ability to increase the adoption of our products, develop and introduce new products and effectively manage the impact of new product introductions on our existing product portfolio;
•our ability to mitigate the risks involved with selling our products to large enterprises;

•changes to our prices and pricing structures;
•our ability to retain the services of our executive officers, and other key personnel, including our co-founders;
•our ability to attract and retain highly qualified personnel, including software engineers and data scientists, particularly in Israel;
•our ability to manage periodic realignments of our organization, including expansion or reductions in force;
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
•conditions in Israel that may affect our operations, including ongoing conflicts between Israel and terror organizations;
•the impact of the dual class structure of our ordinary shares;
•the timing and amount of our share repurchases (if any);
•our status as a foreign private issuer and an emerging growth company; and
•the other matters described in the section entitled Item 3.D. “Risk Factors.”
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
We have experienced substantial growth in our business since inception in 2012. Our revenue was $327.5 million and $297.6 million for the years ended December 31, 2024 and 2023, respectively, representing an increase of 10%. Our historical revenue growth may not be sustainable and should not be considered indicative of our future performance. Since launching our business, we have frequently expanded and enhanced our products, extended our geographic presence, and changed our pricing methodologies. This evolution and associated growth makes it difficult to evaluate our future operational and financial prospects and to plan for and model future growth in light of the risks and uncertainties we may encounter. These risks and uncertainties include our ability to:
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
If we fail to anticipate and address the risks and difficulties we face, including those described elsewhere in this “Risk Factors” section, our business, financial condition, and results of operations could be adversely affected.
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
•difficulties providing high quality support or maintaining a high level of merchant satisfaction, including satisfaction with our pricing and bundling models, which could reduce demand for our products if existing merchants terminate their relationship with us or stop referring prospective merchants to us;
•increases in our merchant churn rates, including discounting and churn of significant merchants from whom we derive a significant percent of our revenue, which have in the past occurred and may occur for various reasons including, but not limited to, competition, financial condition of our merchants, corporate reorganizations, mergers and acquisitions or bankruptcies affecting our merchant base;
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

Our merchant expansions and renewals have in the past, and may continue to, fluctuate as a result of a number of factors, including merchant usage, merchant satisfaction with our products and AI-powered ecommerce risk intelligence platform capabilities and merchant support, the capabilities of competing products, our prices, the prices of competing products, corporate reorganizations, mergers and acquisitions or bankruptcies affecting our merchant base, consolidation of affiliates’ multiple paid business accounts into a single paid business account, the effects of global economic conditions, including recession and inflation, or reductions in our merchants’ spending levels generally. These factors may be exacerbated if, consistent with our growth strategy, our merchant base continues to grow to encompass large online enterprises.
We have a history of net losses and there are no assurances that we will achieve profitability in the future.
We have not been profitable since our inception in 2012 and have incurred significant net losses in prior years, including net losses of $34.9 million and $59.0 million for the years ended December 31, 2024 and 2023, respectively. In addition, our ability to achieve and maintain profitability will depend, in part, on our ability to effectively manage and decrease our chargeback expenses, which is dependent on our ability to improve the accuracy of our products. The accuracy of our products is, in part, driven by the amount of information we are able to obtain from processing transactions. In addition, higher rates of inflation in the U.S. and globally, and demand for high-tech personnel, have impacted, and may continue to impact our costs of labor and the prices at which we are able to acquire goods and services from third-party vendors on which we rely. In many instances, contractual restrictions in our merchant contracts, pricing power dynamics and other commercial considerations, mean that we are not able to, or choose not to increase the prices at which we sell our products and services to offset these higher costs, either partially or at all. We intend to continue enhancing and marketing our existing products and may develop and introduce new products through internal research and development, and we may also selectively pursue acquisitions. These efforts may prove more expensive than we currently anticipate. If our revenue declines, or fails to grow at a rate sufficient to offset increases in our operating expenses, we may continue to generate losses and not be able to achieve and maintain profitability in future periods. In addition, our increased focus on expense discipline, dilution management, capital allocation initiatives, and path to profitability may require us to reduce the resources we can allocate to growth initiatives, which may in turn result in slower than anticipated revenue growth. We cannot assure you that we will become profitable, or that if we do become profitable, we will be able to sustain profitability.
Our revenue is impacted, to a significant extent, by macroeconomic and geopolitical conditions and the financial performance of our merchants.
Our business, the ecommerce retail sector, and our merchants’ businesses are sensitive to macroeconomic and geopolitical conditions. Economic factors, such as interest rates, inflation, currency exchange rates, changes in monetary and related policies, changes in trade policies and tariffs, market volatility, consumer confidence, recession or recessionary indicators, supply chain issues, unemployment rates, shifts in consumer spending patterns (for example, between goods and services), and real wages, are among the most significant factors that impact consumer spending behavior. Weak economic conditions or a significant deterioration in economic conditions, including prolonged recession with sustained high interest rates and unemployment rates, may reduce the amount of disposable income available to consumers, which, in turn, reduces consumer spending and merchant transaction volumes. This has had, and may continue to have an adverse effect on our business, financial condition, and results of operations.
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
Additionally, there is currently significant uncertainty with regard to U.S. trade policy. The U.S. has recently signaled its intention to change U.S. trade policy, including potentially renegotiating or terminating existing trade agreements and leveraging tariffs. In February 2025, the U.S. imposed additional tariffs on imports from China and announced and subsequently paused implementation of tariffs on imports from Canada and Mexico, among other actions. Any changes in the global trade environment, including government policies on international trade, such as export controls, new or increased tariffs for imported goods, new legislation or regulations on manufacturing or foreign investment, renegotiation of existing trade agreements with U.S. trading partners, or any retaliatory trade actions due to existing or future trade tension, including escalating trade tensions between the U.S. and China, may disrupt global supply chains and could materially increase our merchants’ costs, which in turn may increase the costs of consumer goods and reduce our merchants’ ecommerce transaction volume. We cannot predict the likelihood, type, effect, or magnitude of any new tariffs or other trade restrictions or the impact that such restrictions would have on our merchants. Any reduction in our merchants’ transaction volume directly impacts the revenue we derive from them and, if such reduction continues for a prolonged period, could have a material adverse effect on our business, financial condition and results of operations.
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
Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.
Our market opportunity estimates and expectations about market growth that we use to manage our business and allocate resources are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Even if the markets in which we compete meet those size estimates and growth expectations, our business could fail to grow for a variety of reasons, which could adversely affect our results of operations.
We operate in a highly competitive industry. Competition presents an ongoing challenge to the success of our business.
We operate in a highly competitive industry, and we expect competition to continue to increase with the introduction of new technologies and the entry of new competitors into the market, including risk scoring vendors that provide non-guaranteed decisions, typically at a lower price point. This could harm our ability to attract new merchants, increase sales, maintain or increase renewals, and maintain or increase our prices. We believe that our ability to compete depends upon many factors both within and beyond our control, including the following:

•the size of our merchant base;
•the timing and market acceptance of products, including the developments and enhancements to those products, offered by us or our competitors;
•the quality of our products, accuracy of our machine learning models, and our merchant service and support efforts;
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
•our ability to refine our pricing and product bundling strategies and practices in response to competitive pressures and trends;
•our ability to continuously strengthen our contract renewal processes; and
•our brand strength relative to our competitors.
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
Our competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies which may allow them to attract merchants. Our competitors may develop products that are similar to our products or that are differentiated from our products and that achieve greater market acceptance than our products, which could attract merchants away from our products and reduce our market share.
In addition, if one or more of our competitors were to merge or partner with another of our competitors, our ability to compete effectively could be adversely affected. Our competitors may also establish or strengthen cooperative relationships with our current or future strategic distribution and technology partners or other parties with whom we have relationships (i.e. channel partners), thereby limiting our ability to promote and implement our AI-powered ecommerce risk intelligence platform.
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
Our products are based on our machine learning models and our ability to attract new merchants, retain existing merchants, increase sales of our products to existing merchants and compete successfully depends in large part on our ability to maintain a high degree of accuracy and automation in our decisioning process. Maintaining or improving the level of accuracy in our decisioning process in turn allows us to maintain or improve approval rates for our merchants over time. If our machine learning models fail to accurately detect fraud, detect fraud quickly enough or correctly categorize new risks relating to fraud, or if any of the other components of our automated decisioning process fail, we will typically experience higher than forecasted chargebacks, which in turn puts downward pressure on our gross margins, and may impact our ability to attract new merchants, retain existing merchants or increase sales of our products to existing merchants and our business, financial condition, and results of operations may be adversely affected.
Our machine learning models are designed to analyze data attributes to identify complex transaction and behavior patterns, which enables us to detect fraud and illegitimate consumers quickly and accurately. Our ability to accurately detect fraud even as methods of committing fraud evolve and become more sophisticated is dependent on our ability to continuously improve and train these models. However, our machine learning models have at times been, and may in the future prove to be, less accurate than we expect, or than they have been in the past, for a variety of reasons, including inaccurate assumptions or other errors made in building or training such models, incorrect interpretations of the results of such models, increased fraud sophistication beyond the capabilities of our machine learning models, evolving fraud methodologies, and failure to timely update model assumptions and parameters. For example, in the third quarter of 2023, one of our merchants experienced a significant fraud event. In this instance, our machine learning models were not able to effectively block the relevant fraudulent transactions. In addition, because we had not correctly predicted the scope of the fraud event, the overall risk level in the merchant’s account was underrepresented at the time the event occurred. The combination of these factors meant that we were unable to mitigate the effects of the fraud event quickly enough, which impacted our quarterly gross profit. In addition, our machine learning models may initially be less accurate following expansion into new industry verticals, geographic regions and use-cases, such as review of automated clearing house (“ACH”) payments or covering non-fraud related chargebacks. Further, the successful performance of our machine learning models relies on the ability to constantly review and process large amounts of transactions and other data. If we are unable to attract new merchants, retain existing merchants or increase sales of our products to existing merchants, or if our merchants do not provide us with access to a significant volume of their transaction data or if the number of transactions processed by our existing merchants declines, the amount of data reviewed and processed by our machine learning models will be reduced or may fail to grow at a pace that will allow us to continue to improve the efficiency of our machine learning models, which may reduce the accuracy of such models. Additionally, such models may not be able to effectively account for matters that are inherently difficult to predict or are otherwise beyond our control, such as social engineering and other methods of perpetrating fraud, including through the use of generative artificial intelligence or other emerging technologies, that do not lend themselves well to risk-based analysis. Material errors or inaccuracies in such machine learning models could lead us to make inaccurate or sub-optimal operational or strategic decisions, which could adversely affect our business, financial condition and results of operations. Our inability to train our models or develop new technology that can detect new fraud schemes may also result in significant chargeback expenses, which would materially and adversely impact our business, financial condition, and results of operations.
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

Our CTB Ratio and gross profit margin have historically and may in the future fluctuate from quarter-to-quarter, which makes these metrics difficult to predict. These metrics are managed, and should be analyzed, on an annual basis.
Our CTB Ratio, which we use to evaluate the performance of our business operations and the effectiveness of our models, and gross profit margin are managed, and are best analyzed, on an annual basis. Historically, our CTB Ratio and gross profit margin have fluctuated between periods, and we expect that these financial metrics will continue to fluctuate between periods in the future, based on a number of factors, including changes in the mix of our merchant industry base, our entry into new geographies and industries, changes in the mix of credit and debit card transactions and transactions made via alternative payment methods, the risk profile of orders approved in the period, technological improvements in the performance of our models, seasonality, large-scale merchant fraud events or security incidents, expansion into other use-cases and other factors. For example, our CTB Ratio and gross profit margins are sometimes negatively impacted in the first several quarters following the onboarding of merchants in new industry verticals or geographic regions, as our machine learning models adapt to the unique fraud patterns and other characteristics associated with transaction volume in those industries or regions. Model performance will generally normalize over time as our machine learning models gather more data and their accuracy improves. We believe that similar trends will continue to affect our future quarterly performance. In addition, order populations in certain industry verticals or geographic regions may be more or less risky. For example, historically “tickets and travel” has been a higher-risk, lower-margin industry, while other industry verticals, such as “electronics” and “fashion, cosmetics and luxury goods” have been lower-risk, higher-margin industries. Any change in our merchant industry mix between periods is likely to impact our CTB Ratio and gross profit margin between periods.
The variability and unpredictability of these or other operating metrics could result in our failure to meet our expectations or those of analysts that cover us or investors with respect to gross profit, EBITDA, Adjusted EBITDA and other operating results for a particular period. If we fail to meet or exceed such expectations, the market price of our Class A ordinary shares could fall substantially, and we could face costly lawsuits.
Our products enable the collection and storage of Personal Information, as well as confidential or proprietary information of our merchants and their consumers, and security concerns could result in liability to us or inhibit sales of our products.
In conducting our business, we rely heavily on computer systems, hardware, software, technology infrastructure and online websites and networks (collectively, “IT Systems”), including those of third-party service providers, for both internal and external operations. Our operations involve the storage, transmission and processing of our merchants’ and their consumers’ confidential proprietary data, which can include information that relates to individuals and/or constitutes “personal data,” “personal information,” and “personally identifiable information,” as such terms and any similar terms are commonly understood and/or defined under applicable data privacy laws (collectively, “Personal Information”). Because we make extensive use of third-party suppliers and service providers, successful cyberattacks against such third parties’ IT Systems can also materially impact our operations and financial results. While we have developed systems and processes to protect our IT Systems and the integrity, confidentiality, availability and security of such data, our security measures or those of our third-party service providers, including, but not limited to, the third-party providers of cloud-based infrastructure, or Public Cloud Providers, have in the past and could in the future result in unauthorized access to or disclosure, modification, misuse, loss or destruction of such data. Any security breaches, computer malware, ransomware or extortion based attack, exploited hardware or software bugs, distributed denial-of-service (“DDoS”) attacks, misconfigurations or similar vulnerabilities experienced by us or by our third-party service providers, including from diverse threat actors, such as state-sponsored organizations, opportunistic hackers and hacktivists, could expose us to a risk of loss of Personal Information, confidential or proprietary information, operational disruptions, loss of business, severe reputational damage adversely affecting merchant or investor confidence, regulatory investigations and orders, litigation (including class action lawsuits), indemnity obligations, damages for contract breach, fines and penalties for violation of applicable laws or regulations, and significant costs for remediation and incentives offered to merchants or other business partners in an effort to maintain business relationships after a breach, and other liabilities.
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
If we are not able to detect activity on our AI-powered ecommerce risk intelligence platform that might be nefarious in nature or if we are not able to design processes or systems to reduce the impact of similar activity on a platform of a third-party service provider, our merchants could suffer harm. In such cases, we could face exposure to legal claims, particularly if a merchant suffers actual harm.
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
Our business is seasonal in nature and our GMV and revenues are typically highest in the calendar fourth quarter. Our revenue is directly correlated with the level of revenue that our merchants generate, and our merchants typically generate the most revenue in the calendar fourth quarter, which includes Black Friday, Cyber Monday, the holiday season, and other peak events included in the ecommerce calendar, such as Chinese Singles’ Day, Thanksgiving, Christmas and Boxing Day. Our gross profit margin typically follows a similar trend. For the years ended December 31, 2024 and 2023, calendar fourth quarter revenue represented approximately 29% and 28% of our total revenues, respectively.
Any service disruption affecting our products, especially during the calendar fourth quarter, could have a disproportionately negative effect on our operating results. Surges in volumes during peak periods may strain our technological infrastructure and merchant support activities, which may reduce our revenue and the attractiveness of our products.
Any disruption to our operations or the operations of our merchants during the calendar fourth quarter could lead to a material decrease in revenues relative to our expectations for the calendar fourth quarter, which could in turn result in a significant shortfall in revenue, results of operations and operating cash flows for the full year.
We have a substantial merchant concentration, with a limited number of merchants accounting for a substantial portion of our revenues. The loss of a significant merchant could materially and negatively affect our business, financial condition and results of operations.
We derive a significant portion of our revenues from a few significant merchants, each of which operates in the ecommerce retail sector. For the three years ended December 31, 2024, 2023 and 2022, our three largest merchants in the aggregate accounted for 25%, 28%, and 25% of our revenues, respectively. In addition, our five largest merchants in aggregate accounted for approximately 34%, 38%, and 34% of our revenues for the years ended December 31, 2024, 2023 and 2022, respectively. If any of these merchants experience declining or delayed sales or other business interruptions due to market, economic, or competitive conditions, the fees we receive from such merchant will decline proportionally.

Further, because the retail sector, where most of our major merchants operate, is generally susceptible to macroeconomic factors, we too are susceptible to macroeconomic factors. See “Item 3.D. “Risk Factors-Risks Relating to our Business and Industry-Our revenue is impacted, to a significant extent, by macroeconomic conditions and the financial performance of our merchants.” In addition, we could be pressured to reduce our prices, make other contractual concessions or we could experience a decline in the demand for our products. We have in the past and could in the future experience a loss of merchants or merchant transaction volume due to competition, merchants moving volume in-house or other changes in a merchants’ financial profile or internal leadership that may impact their decision to use our products and services. The foregoing has in the past and may in the future negatively affect our business, financial condition, and results of operations. If any of our five largest merchants terminate their relationships with us, become subject to bankruptcy proceedings, or otherwise cease operating, such termination, bankruptcy or cessation of operations would materially negatively affect our business, financial condition, and results of operations. Furthermore, if any of our largest merchants terminate their relationships with us, or if these merchants experience declining or delayed ecommerce sales or other business interruptions, our estimates and forecasts relating to the size and expected growth of our market and our revenues may prove to be inaccurate.
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
If we are unable to develop enhancements to our products, increase adoption and usage of our products, and introduce new products and capabilities that achieve market acceptance or effectively manage the impact of new product introductions on our existing product portfolio, our business, financial condition and results of operations may be adversely affected.
Our ability to attract new merchants and increase revenue from existing merchants depends on numerous factors, including our ability to enhance and improve our existing products, increase adoption and usage of our products, and introduce new products and capabilities. In particular, if we are not able to develop technology that is able to keep pace with new and increasingly complex fraud schemes or that is able to solve new or different problems for our merchants, we may not be able to achieve a return on investment that satisfies our merchants. The success of any enhancements or new products depends on several factors, including timely completion, adequate quality testing, introduction to the market, and market acceptance. Additionally, new products and capabilities that we introduce may intentionally or inadvertently reduce demand for our existing products.
Any products we develop may not be introduced in a timely or cost-effective manner (or at all), may contain errors or defects, or may not achieve the broad market acceptance necessary to generate sufficient revenue. If we are unable to successfully enhance our existing products to meet merchant requirements, increase adoption and usage of our products, develop new products or manage the impact of new product introductions on our existing product portfolio, our business, financial condition, and results of operations may be adversely affected.
If we are unable to continue to increase the sales of our products to large enterprises while mitigating the risks associated with serving such merchants, our business, financial condition and results of operations may be adversely affected.

Our growth strategy is dependent, in large part, upon the continued increase of sales to large enterprises. For the year ended December 31, 2024, we estimate that over 90% of our Billings were derived from merchants generating over $75 million in online sales per year. Sales to large enterprises involve risks that may not be present or that are present to a lesser extent with sales to smaller entities, such as longer sales cycles, more complex merchant requirements, substantial upfront sales costs, and less predictability in completing some of our sales. For example, large enterprises may require considerable time to evaluate and test our applications and those of our competitors prior to making a purchase decision and placing an order. A number of factors influence the length and variability of our sales cycle, including the need to educate potential merchants about the uses and benefits of our products, the discretionary nature of purchasing and budget cycles, and the competitive nature of evaluation and purchasing approval processes. As a result, the length of our sales cycle may vary significantly from merchant to merchant, and sales to large enterprises typically take longer to complete. Moreover, large enterprises often request pilot periods or begin by deploying our products on a limited basis, but nevertheless require configuration, integration services, and pricing negotiations, which increase our upfront investment in the sales effort with no guarantee that these merchants will deploy our products widely enough across their organization to justify the substantial upfront investment. Our ability to improve our sales to such large enterprises is also partially dependent on our ability to continue to attract, train and retain sales personnel with experience selling to large enterprises, and competition for such personnel can be intense.
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
We typically charge our merchants a percentage of the value of the transactions that we approve. The fee we charge our merchants is a risk-adjusted price (based on a variety of factors including historical fraud levels, approval rate commitment, industry vertical and geographic region), which is expressed as a percentage of the GMV dollars that we approve. We expect we may need to change our pricing models and pricing structures from time to time, including as a response to updates or enhancements to our product suite, and in response to changes in global economic conditions, competitive pressures, and trends or reductions in our merchants’ spending levels generally. Any changes to our pricing models or pricing structures resulting in decreased revenue from, or loss of, any merchant, could negatively impact our business operations and financial performance.
Through our Chargeback Guarantee product, we provide a Chargeback Guarantee to our merchants for transactions that our AI-powered ecommerce risk intelligence platform approves that are subsequently determined to be fraudulent and for which a valid chargeback reimbursement request is received by our merchant. Pursuant to our Chargeback Guarantee, we may be required to issue a significant amount of credits to merchants. The credit issued via the invoice we provide to our merchants generally equates to the approved transaction amount, which exceeds the fee we charge for the associated transaction. This business model requires us to accurately predict the amount of credits we expect to issue in order to determine the appropriate pricing structure for our products, and failure to do so may negatively affect our financial condition. While chargebacks are intended as a consumer protection mechanism from fraudulent transactions, they are also susceptible to abuse and “friendly fraud”. For example, friendly fraud may occur when a consumer, rather than returning an order they are dissatisfied with, instead initiates the chargeback process to avoid a complicated returns process. Friendly fraud may violate the merchant’s cancellation policies and, depending on the jurisdiction, may also be unlawful. Nevertheless, to the extent a chargeback reimbursement request is received by our merchants, even in instances of friendly fraud or other chargeback abuse, we may be required to issue significant credits to our merchants in respect of these transactions. In addition, the increasing availability and adoption of generative artificial intelligence tools and other emerging technologies by fraudsters is changing the way that fraud, including friendly fraud, is perpetrated. While we employ a variety of strategies to minimize our exposure to friendly fraud and other chargeback abuses, it is often difficult to differentiate friendly fraud and other chargeback abuses from “true” fraud. Any increase in chargeback abuse, including friendly fraud, may impact our ability to accurately predict the amount of credits we expect to issue in order to determine the appropriate pricing structure for our products, which could negatively impact our business operations and financial performance.
Similarly, as we introduce new products, or as a result of the evolution of our existing products, including reviewing ACH payments,uncovered decisioning, and covering non-fraud related chargebacks, and as the methods and techniques used to perpetrate fraud evolve (including through the use of generative artificial intelligence and other emerging technologies), we may have difficulty determining the appropriate pricing structure for our products. Any failure by us to appropriately price our products could negatively impact our business operations and financial performance.
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
Our success and future growth depend largely upon the continued services of our executive officers and other key employees in the areas of research and development, marketing, business development, sales, products, and general administrative functions. In particular, the experiences of Eido Gal, our co-founder and Chief Executive Officer, and Assaf Feldman, our co-founder and Chief Technology Officer, are valuable assets to us. Mr. Gal and Mr. Feldman both have significant experience in developing automated risk and identity products and developing robust systems with machine learning algorithms and intelligent UIs for risk management applications and would be difficult to replace. Competition for senior executives in our industry is intense, and we may not be able to attract and retain qualified personnel to replace or succeed Mr. Gal, Mr. Feldman or other key executives. Failure to retain Mr. Gal, Mr. Feldman or other key executives could have a material adverse effect on our business, financial condition and results of operations.
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
To execute our growth plan, we must attract and retain highly qualified personnel. Competition for qualified personnel is intense, especially for software engineers experienced in designing and developing software as a service (“SaaS”) applications and experienced sales professionals. In particular, competition for talent in Israel has in the past been and remains intense. If we are unable to attract such personnel remotely or in cities or countries where we are located, we may need to hire in other locations which may add to the complexity and costs of our business operations. In particular, we established a research and development hub in Portugal, and are implementing additional offshoring strategies in order to enhance and expand our talent pool and to help rationalize our labor costs. There can be no guarantee that these strategies will be successful, or that such initiatives will lead to meaningful and sustainable cost savings. From time to time, we have experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached their legal obligations, resulting in a diversion of our time and resources.
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
We may need to periodically realign our organization and may experience difficulties in managing either potential growth or reductions in force, which could disrupt our operations.
As we mature, we have in the past and may in the future need to realign our full-time employee base. This can include expansion or reductions in force, depending on our needs. For example, most recently in February 2025 we undertook certain actions to restructure our workforce by relocating some positions to lower-cost regions and reducing headcount in other areas, in order to align our expense base to our long-term strategy and to strengthen and optimize our business. Our management has, and may need to continue to devote a substantial amount of time toward managing these realignment activities. These initiatives may be disruptive to our operations, and there is no guarantee that they will achieve the intended benefits. We may not be able to effectively manage a potential realignment of our operations, which may result in the loss of business opportunities, operational mistakes, difficulty implementing our business strategy due to the loss of institutional knowledge and expertise, attrition beyond the intended number of employees, and reduced productivity among remaining employees. If our management is unable to effectively manage our internal realignment, these activities could yield unanticipated consequences and costs, and our ability to generate and/or grow revenues could be reduced. Our future financial performance and our ability to compete effectively will depend, in part, on our ability to effectively manage any future realignment of our employee base.
We have been subject to securities class-action litigation and may be subject to similar or other litigation in the future, all of which will require significant management attention, could result in significant legal expenses and may result in unfavorable outcomes, all or any of which could adversely affect our operating results, harm our reputation or otherwise negatively impact our business.
We have been, and may in the future become, subject to litigation or claims arising in or outside the ordinary course of business that could negatively affect our business operations and financial condition, including securities class actions and shareholder derivative actions, both of which are typically expensive to defend. For example, in May 2022, a putative securities class action complaint was filed in federal court in the United States by certain of our shareholders against us, certain of our current and former officers and directors, and our underwriters alleging violations of the Securities Act in connection with our IPO-

related disclosures, and seeking unspecified damages. In June 2023, the Court granted our motion to dismiss the complaint in its entirety, with prejudice.
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
A majority of our merchant agreements and partner and services contracts are denominated in U.S. dollars, and therefore substantially all of our revenue transactions are not subject to foreign currency risk as the U.S. dollar is also the functional currency of our consolidated subsidiaries. A portion of our revenue is denominated in foreign currencies, in particular the Euro ("EUR"). A weakening of foreign currencies against the U.S. dollar will negatively affect our revenues. In addition, a portion of our operating expenses are denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates. In particular, any strengthening of the New Israeli Shekels, or NIS, against the U.S. dollar will result in increasing costs. If we are not able to successfully hedge against these risks in the future, our operating results could be adversely affected. For discussion of the impact of fluctuations in foreign currency exchange rates on our business, see Item 11. “Quantitative and Qualitative Disclosures About Market Risk-Foreign Currency Exchange Risk.”
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
We outsource substantially all of the infrastructure relating to our cloud offerings to Public Cloud Providers, such as Amazon Web Services. Merchants of our cloud-based SaaS products need to be able to access our AI-powered ecommerce risk intelligence platform at any time, without interruption or degradation of performance, and we provide them with service level commitments with respect to uptime. Our cloud-based SaaS products depend on protecting the virtual cloud infrastructure hosted by Public Cloud Providers by maintaining its configuration, architecture, features and interconnection specifications, as well as maintaining the information stored in these virtual data centers and transmitted by third-party internet service providers. While our Public Cloud Providers typically have robust backup and disaster recovery plans and processes in place, any incident affecting our Public Cloud Providers’ infrastructure that may be caused by fire, flood, severe storm, earthquake or other natural disasters, viruses, cyberattacks, terrorist or other attacks, and other similar events beyond our control could negatively affect our cloud-based SaaS products. Certain of these events may become more frequent or severe as a result of climate change. Climate change may also result in certain chronic changes to the physical environment, such as changes to temperature/precipitation patterns or sea-level rise, which may adversely impact the infrastructure we rely on or otherwise adversely impact our operations. A prolonged service disruption affecting our cloud-based offerings for any of the foregoing reasons would negatively impact our ability to serve our merchants and could damage our reputation with current and potential merchants, expose us to liability, cause us to lose merchants or otherwise have an adverse effect on our business, financial condition, and results of operations. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the Public Cloud Provider services we use.
In the event that our service agreements with our Public Cloud Providers are terminated, or there is a lapse of service, elimination of services or features that we utilize, interruption of internet service provider connectivity or damage to such facilities, we could experience interruptions in access to our AI-powered ecommerce risk intelligence platform as well as significant delays and additional expenses in arranging or creating new facilities and services and/or re-architecting our cloud offering for deployment on a different cloud infrastructure service provider, which may adversely affect our business, financial condition and results of operations.
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

We also have chosen not to register any copyrights, and instead rely primarily on trade secret protection to protect our proprietary software. While we also own unregistered copyrights in our software, copyrights must be registered before bringing a copyright infringement lawsuit in the United States. Because we have chosen not to register our copyrights, the remedies and damages available to us for unauthorized use of software may be limited. Despite our efforts to maintain our source code and certain other technologies as trade secrets, it may still be possible for unauthorized third parties to copy our products and AI-powered ecommerce risk intelligence platform capabilities and use information that we regard as proprietary to create products that compete with ours. Further, effective patent, trademark, copyright and trade secret protection may not be available to us in every country in which our products are or may become available, or our attempts to register intellectual property rights may be challenged or rejected. The laws of some foreign countries, such as China, may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. As we expand our international activities, our exposure to unauthorized copying and use of our products and platform capabilities and proprietary information will likely increase. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property. Third parties, including former employees, may also breach duties of confidentiality to us. Further, we may be unable to prevent competitors from acquiring trademarks or domain names that are similar to or diminish the value of our intellectual property. We are and may become party to certain agreements that may limit our trademark rights in certain jurisdictions; our ability to use our existing trademarks in new business lines in the future may be limited.
We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with other parties. We also attempt to protect our proprietary technologies by implementing administrative, technical and physical practices, including source code access controls, to secure our proprietary information. However, no assurance can be given that these agreements or practices will be effective in controlling access to and distribution of our proprietary information. Further, these agreements and practices may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products and AI-powered ecommerce risk intelligence platform capabilities.
In relation to the field of artificial intelligence and machine learning, there is uncertainty and ongoing litigation in different jurisdictions as to the degree and extent of protection warranted for artificial intelligence and machine learning systems, including as to materials that were created by artificial intelligence technologies. If we fail to protect our intellectual property rights adequately, including with respect to any artificial intelligence or machine learning technologies, our competitors may gain access to our technology and our business, financial condition, and results of operations may be adversely affected. Additionally, we may use artificial intelligence tools, including tools provided by third parties, to develop or assist in the development of our own software code. While use of such tools makes our development process more efficient, artificial intelligence tools have sometimes generated content that is “substantially similar” to proprietary or open source code on which the artificial intelligence tool was trained. If such artificial intelligence tools generate code that is too similar to other proprietary code, or to software processes that are protected by patent, we could be subject to intellectual property infringement claims. Further, we may be unable to recover any or all defense costs or damages as a result of infringement claims from the third-party providers of such artificial intelligence tools. If the artificial intelligence tools we use generate code that is too similar to open source code, we risk losing protection of our own proprietary code that is commingled with such code. In addition, we may experience difficulties in enforcing the intellectual property rights in code generated by artificial intelligence tools. The United States Copyright Office has previously denied copyright protection for images generated by artificial intelligence tools, and the United States Patent and Trademark Office has similarly stated that an artificial intelligence tool cannot be an “inventor” of a patent, rendering it impossible to obtain patent protection for inventions created solely by artificial intelligence tools. The Supreme Court of the United Kingdom has reached a similar conclusion, stating that AI systems cannot be named as an “inventor” for UK patent law purposes. Finally, the terms of use of any third-party artificial intelligence tools may state that the third-party provider retains rights in the generated code.

We may be required to spend significant resources in order to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Such litigation could be costly, time-consuming, and distracting to management. Further, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the ownership, scope, validity and enforceability of our intellectual property rights, which could result in the impairment or loss of portions of our intellectual property. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our products and AI-powered ecommerce risk intelligence platform capabilities, impair the functionality of our products and platform capabilities, delay development and introductions of new products, result in our substituting inferior or more costly technologies into our products, or injure our reputation. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.
Interruptions or performance problems associated with our technology and infrastructure may adversely affect our revenues, our results of operations and financial condition.
Our continued growth depends in part on the ability of our existing and potential merchants to access our products and AI-powered ecommerce risk intelligence platform capabilities at any time and within an acceptable amount of time. Interruptions in our products or performance problems, for whatever reason, could undermine our merchants’ confidence in our products and cause us to lose merchants or make it more difficult to attract new ones. We have experienced, and may in the future experience, disruptions, outages, and other performance problems due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints due to an overwhelming number of users accessing our products and platform capabilities simultaneously, DDoS attacks, or other security-related incidents or attacks. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times and as our products and platform capabilities become more complex and our user traffic increases. If our products and platform capabilities are unavailable or if our merchants are unable to access our products and platform capabilities within a reasonable amount of time or at all, our revenues, our results of operations and financial condition may be adversely affected. We provide credits to our merchants for consumer transactions that our platform approves that are subsequently determined to be fraudulent and for which our merchants receive a chargeback. Any performance malfunction in our platform could result in us approving fraudulent consumer transactions in excess of anticipated levels and, to the extent chargebacks are received by our merchants, require us to issue a significant amount of credits to merchants. Issuing a significant amount of credits or refunds to merchants would negatively impact our financial position. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, this may cause merchants to terminate their agreements with us, impair our ability to grow our merchant base, subject us to financial liabilities and our business, financial condition and results of operations may be adversely affected.
Our proprietary machine learning models rely in part on the use of our merchants’ data and other third-party data, and if we lose the ability to use such data, if our merchants fail to collect or transmit such data, if there are disruptions in our ability to access such data, or if such data contain inaccuracies, our business could be adversely affected.
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
Third-party data sources on which we rely include Maxmind, Ekata and Emailage. The data received from these third-parties is used by our machine learning models, including to evaluate transactions for potential fraud. Data collected from our merchants as part of our automated decisioning process and other information that we receive from third parties may not accurately detect fraud for a variety of reasons, including errors or inconsistencies in the information collected, changing methods of perpetrating fraud (including through the use of generative artificial intelligence and other emerging technologies) or lack of available information upon which to make a decision. For example, if the information provided by a merchant is inaccurate, it may cause us to inaccurately link a legitimate order with other fraudulent orders.
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
We and certain of our third-party service providers are subject to federal, state, and international laws relating to the collection, use, storage, disclosure, retention, security, transfer and other processing of Personal Information. The regulatory framework worldwide for privacy and security, particularly as they relate to the use of data in artificial intelligence and machine learning is rapidly evolving and as a result implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. We publicly post documentation regarding our data processing practices. Although we endeavor to ensure that our public statements are complete, accurate and fully implemented, we may at times fail to do so or be alleged to have failed to do so. We may be subject to potential regulatory or other legal action if such policies or statements are found to be deceptive, unfair or misrepresentative of our actual practices.
Complying with these data, data protection, privacy or security laws, regulations, or industry standards has required and may continue to require us to incur substantial operational costs and Company resources. Because the interpretation and application of many privacy and data protection laws and contractually imposed industry standards are uncertain, it is possible that these laws may be inconsistent or conflicting with each other or interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our products and AI-powered ecommerce risk intelligence platform capabilities. If so, in addition to the possibility of fines, lawsuits, and other claims and penalties, we could be required to fundamentally change our business activities and practices or modify our products and platform capabilities, which could have an adverse effect on our revenues, our results of operations and financial condition. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable privacy and data security laws, regulations, policies, industry standards, or social expectations of corporate fairness, could result in additional cost and liability to us, damage our reputation, inhibit sales, and adversely affect our revenues, our results of operations and financial condition. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to the businesses of our merchants may limit the use and adoption of, and reduce the overall demand for, our products. Privacy and data security concerns, whether valid or not valid, may inhibit market adoption of our products, particularly in certain industries and foreign countries. If we are not able to adjust to changing laws, regulations, and standards related to the Internet, our business, financial condition and results of operations may be adversely affected.
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
The California Consumer Privacy Act, or the CCPA, among other things, gives California residents rights over their Personal Information, provides for civil penalties for violations (as well as a private right of action certain for data breaches) and establishes a dedicated California privacy regulator, the California Privacy Protection Agency. Following the enactment of the CCPA, numerous comprehensive privacy statutes that share similarities with the CCPA have been enacted or are being considered in a number of states. Any failure or perceived failure by us to comply with these laws could result in proceedings or actions against us.
These laws demonstrate a trend toward more stringent privacy legislation in the United States, which could increase our potential liability and adversely affect our revenues, our results of operations and financial condition.
European Economic Area, United Kingdom and Israel.
The European Economic Area’s (“EEA”) and United Kingdom’s data protection landscape is evolving, resulting in possible significant and operational costs for internal compliance and risks to our business.
The General Data Protection Regulation 2016/679 (the “EU GDPR”), and the UK Data Protection Act 2018 and the UK General Data Protection Regulation (together the “UK GDPR”) (the EU GDPR and UK GDPR together referred to as the “GDPR”), impose robust obligations on controllers and processors for the processing of Personal Information. Failure to comply with these obligations can result in significant fines and other liability under applicable law. In particular, since we are under the supervision of relevant data protection authorities in both the EEA and the United Kingdom, we may be fined under both the EU GDPR and UK GDPR in respect of the same breach. Additional enforcement action may be taken, such as enforcement notices, assessment notices (for a compulsory audit), orders to cease/change our data processing activities. Further adverse consequences of an infringement of the GDPR may include civil claims for material and immaterial damages from the affected individuals. Implementing legislation of individual Member States also provides for criminal sanctions for specific violations, which may also entail the loss of any profits realized as a result of infringements of the EU GDPR. Finally, in addition to these regulatory risks, any infringement of such legislation could lead to reputational risk and significantly undermine customers’ trust in our business.
There is currently complexity and uncertainty regarding transfers of Personal Information from the EEA or UK to countries outside the EEA or UK, as applicable. We expect this complexity and uncertainty, and enhanced scrutiny by regulators, to continue and we cannot guarantee the ongoing efficacy and longevity of our data transfer mechanisms (including the European Commission’s standard contractual clauses, or SCCs, and the UK Addendum to the SCCs, as well as the EU-US Data Privacy Framework and the UK Extension to the EU-US Data Privacy Framework). These recent developments may require us to review and amend the legal mechanisms by which we transfer Personal Information from the EEA and the United Kingdom. We expect the existing legal complexity and uncertainty regarding international personal data transfers to continue. In particular, we expect the European Commission approval of the current EU-US Data Privacy Framework for data transfers to certified entities in the United States to be challenged and international transfers to the United States and to other jurisdictions more generally to continue to be subject to enhanced scrutiny by regulators. As the regulatory guidance and enforcement landscape in relation to data transfers continue to develop, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer Personal Information between and among countries and regions in which we operate, it could affect the manner in which we provide our products, the geographical location or segregation of our relevant systems and operations, and could adversely affect our business, financial condition and results of operation.
The GDPR also imposes stringent rules and restrictions on automated decision making including profiling, that results in a legal or similarly significant effect on an individual. A decision of the Court of Justice of the European Union (“CJEU”) has introduced uncertainty in the interpretation of these rules, and may bring certain of our functionalities into scope of these rules on automated decision making. Following a referral from a German court, the CJEU has expanded the scope for automated decision making under the GDPR by finding that automated decision making activities (such as credit scoring) can fall within the GDPR’s restrictions even if the legal or similarly significant effect for the individual is carried out by a third party (such as a bank declining an application for a loan), in the certain circumstances. According to the CJEU, the concept of a ‘decision’ (in automated decision making) needs to be interpreted broadly. The judgment concluded that a decision may include a number of acts which produce a legal effect concerning an individual and also acts which similarly significantly affect the individual.
Depending on how regulators and courts apply this judgment going forward, it may have a significant impact on our business operations including our use of automated data processing to enable merchants to accept or decline an order.
In addition to the GDPR, we are subject to evolving EU and UK laws on cookies, tracking technologies and e-marketing. European and regulator court decisions are driving increased attention to cookies and tracking technologies. If the trend of increasing enforcement by regulators of the strict approach to opt-in consent for all but essential use cases, as seen in recent guidance and decisions continues, this could lead to additional costs, and could require significant systems changes, limit the effectiveness of our fraud detection capabilities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially target individuals, may lead to broader restrictions and impairments on our marketing and personalization activities, may negatively impact our efforts to understand users, and, as a result of us being able to process less data, make our automated decisioning process less accurate. In light of the complex and evolving nature of EU, EU Member State and UK privacy laws on cookies and tracking technologies, there can be no assurances that we will be successful in our efforts to comply with such laws; violations of such laws could result in regulatory investigations, fines, orders to cease/change our use of such technologies, as well as civil claims including class actions, and reputational damage.

On November 1, 2022, the Digital Markets Act, or the DMA, entered into force and on November 16, 2022, the Digital Services Act, or the DSA, followed. For the DSA, most provisions became applicable on February 17, 2024. The DSA and the DMA focus on creating a safer digital space, protecting fundamental rights of all users of digital services, and establishing a level playing field for businesses and consumers with regards to online platforms. The DSA and DMA, to the extent applicable, may require us to modify our practices and policies and we could incur substantial costs as a result.
In addition, we are also subject to the Israeli Privacy Protection Law, 5741-1981, and its regulations, including the Israeli Privacy Protection Regulations (Data Security), 5767-2017, or the Data Security Regulations, as well as the guidelines of the Israeli Privacy Protection Authority (“PPA”), (together the “PPL”), which impose obligations with respect to the manner Personal Information is processed, maintained, transferred, disclosed, accessed, and secured. In this respect, the Data Security Regulations may require us to adjust our data protection and data security practices, information security measures, certain organizational procedures, applicable positions (such as an information security manager) and other technical and organizational security measures.
In this context, material amendments to the PPL were approved by the Israeli Parliament in August 2024 and will take effect on August 14, 2025 (“Amendment 13”). Among other things, Amendment 13 expands the PPA’s authority to investigate incidents where there is concern of privacy violation and to impose monetary sanctions that are considerably higher than those currently available under the PPL and its regulations. Additionally, Amendment 13 introduces new obligations for parties processing Personal Information, which may require us to modify our data practices and policies, appoint mandatory positions, and consequently, to incur substantial costs to align our privacy and data protection practices in Israel.
Moreover, in January 2025, the Privacy Protection Regulations (Provisions Regarding Information Transferred to Israel from the European Economic Area), 2023 (“EU Regulations”) came into effect, also with respect to Personal Information related to Israeli individuals. As a result, we may need to adjust our practices, particularly those concerning data subjects’ rights.
Failure to comply with the PPL may expose us to administrative fines, civil claims (including class actions) and in certain cases criminal liability. Upon Amendment 13 taking effect in August 2025, the sanctions for non-compliance with the PPL and its regulations (including the Data Security Regulations and the EU Regulations) will be significantly increased and, in certain cases, may reach substantial amounts in the millions of NIS. In addition, we may also need to take certain remedial actions to rectify such irregularities, which may increase our costs.
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

China’s Data Security Law (“DSL”) regulates data activities and entities and individuals carrying out data (including those relating to Personal Information) activities must abide by various data security obligations, including, to classify and protect data based on the importance of data to the state’s economic development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The CSL and DSL both have a data localization requirement and require Personal Information processed by operators of critical information infrastructure (“CIIOs”) and for important data collected and generated from within China to be stored locally in China unless a security assessment organized by the relevant authorities is passed. Finally, China’s Personal Information Protection Law (“PIPL”) clarifies the scope of application, the definitions of Personal Information and sensitive Personal Information (which includes medical and health information), the legality of Personal Information processing and the basic requirements of notice and consent, among other things. The PIPL also requires Personal Information processors to rely on a data export mechanism and comply with certain requirements prior to the transfer of Personal Information outside of China, such as compliance with a security assessment or certification by an agency designated by the relevant authorities or entering into standard form model contracts approved by the relevant authorities with the overseas recipient, unless an exemption under the Provisions for Promoting and Regulating Cross-Border Data Flows applies.
In addition to the CSL, DSL and the PIPL, the Chinese government authorities promulgated several regulations or released a number of draft regulations for public comments which are designed to provide further implemental guidance in accordance with the laws mentioned above. For example, the Regulations on Network Data Security Management (“Regulations”), which recently took effect on January 1, 2025 in China, have extraterritorial effect and apply broadly to any network data processing activities (not only personal data processing activities). The Regulations reiterate and expand on the existing obligations on data processors under the CSL, DSL and PIPL and introduce new network and data security obligations, such as a requirement to report any risks arising from network products and services that may endanger national security or public interest to the relevant authorities within 24 hours.
We cannot predict what impact Chinese laws and regulations, in particular the CSL, DSL and PIPL, or the increased costs of compliance, if any, will have on our operations in China due to their recent enactment and the limited guidance available, which entities are awaiting further guidance on. It is also generally unclear how the laws will be interpreted and enforced in practice by the relevant government authorities as often the abovementioned laws are drafted broadly and thus leaves great discretion to the relevant government authorities to exercise.
As the regulatory framework for machine learning technology and artificial intelligence evolves, including with respect to unintentional bias and discrimination, our business, financial condition, and results of operations may be adversely affected.
Our business heavily relies on artificial intelligence, machine learning and automated decision making. The regulatory framework for this technology is rapidly evolving, and we may not always be able to anticipate how to respond to these laws or regulations. Many federal, state and foreign government bodies and agencies have introduced or are currently considering additional laws and regulations governing the use of such technologies. There is also an increase in litigation in a number of jurisdictions, including the United States, relating to the development, security and use of artificial intelligence. In the United States, there has been uncertainty regarding the applicable regulations that will apply to the development and use of AI technologies. For instance, the Trump administration has rescinded an executive order relating to the development of artificial intelligence technologies that was previously implemented by the Biden administration. The Trump administration then issued a new executive order that, among other things, requires certain agencies to review, develop and submit to the president action plans to “sustain and enhance America’s global AI dominance”, and to specifically review and if possible rescind rulemaking taken pursuant to the rescinded Biden executive order. Thus, the Trump administration may continue to rescind other existing federal orders and/or administrative policies relating to artificial intelligence technologies, or may implement new executive orders and/or other rulemaking relating to artificial intelligence technologies in the future. Any such changes at the federal level could require us to expend significant resources to modify our products, services, or operations to ensure compliance or remain competitive. U.S. legislation related to artificial intelligence technologies has also been introduced at the federal level and is advancing at the state level. For example, California enacted 17 new laws in 2024 that regulate use of artificial intelligence technologies and provide consumers with additional protections around companies’ use of artificial intelligence technologies, such as requiring companies to disclose certain uses of generative artificial intelligence. Other states have also passed artificial-intelligence-focused legislation, such as Colorado’s Artificial Intelligence Act, which will require developers and deployers of “high-risk” artificial intelligence systems to implement certain safeguards against algorithmic discrimination, and Utah’s Artificial Intelligence Policy Act, which establishes disclosure requirements and accountability measures for the use of generative artificial intelligence in certain consumer interactions. Such additional regulations may impact our ability to develop, use, procure and commercialize artificial intelligence and machine learning technologies in the future. Additionally, new laws regulating artificial intelligence have been enacted in China and the European Union's Artificial Intelligence Act (the “EU AI Act”) entered into force in August 2024, establishing a comprehensive legal framework for the regulation of artificial intelligence across the EU. The majority of obligations under the EU AI Act will apply from August 2026. Once fully applicable, the EU AI Act will have a material impact on the way artificial intelligence is regulated in the EU, including requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, general purpose artificial intelligence and foundation models, and fines for breach of up to 7% of worldwide annual turnover. In 2022 and 2023, China implemented a number of regulations to govern generative artificial intelligence, algorithmic recommendation and deep synthesis technologies, namely the Interim Provisions on Management of Generative Artificial Intelligence Services, Administrative Provisions on Algorithm Recommendation for Internet Information Services and Provisions on Management of Deep Synthesis in Internet Information Service, respectively. Such regulations impose strict obligations on service providers, among other entities, with respect to their provision and use of generative artificial intelligence, algorithmic recommendation and deep synthesis technologies. For example, service providers must file the algorithms used and complete a security assessment with the local CAC before the provision of the service. The regulatory framework in China is expected to have a material impact on the way artificial intelligence is regulated in China, and together with developing guidance and/or decisions in this area, may affect our use of artificial intelligence and our ability to provide and to improve our services, require additional compliance measures and changes to our operations and processes, result in increased compliance costs and potential increases in civil claims against us, and could adversely affect our business, operations and financial condition. It is possible that the EU AI Act and the US artificial intelligence framework, along with the adoption of new laws and regulations in other jurisdictions, or the interpretation of existing laws and regulations, may affect the operation of our AI-powered ecommerce risk intelligence platform and the way in which we use artificial intelligence and machine learning technology, including with respect to how we train our models, unintentional bias and discrimination. Failure to comply with such laws or regulations could subject us to legal or regulatory liability. Further, the cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and results of operations.
Our implementation and use of artificial intelligence and machine learning technologies may not be successful, which may impair our ability to compete effectively, result in reputational harm and have an adverse effect on our business.
We use machine learning, artificial intelligence and automated decision making technologies throughout our business, and are making significant investments to continuously improve our use of such technologies. For example, we use machine learning and artificial intelligence technologies (including generative artificial intelligence) to power our AI-powered ecommerce risk intelligence platform. As with many technological innovations, there are significant risks and challenges involved in developing, maintaining and deploying these technologies and there can be no assurance that the usage of such technologies will always enhance our products or services or be beneficial to our business, including our efficiency or profitability.

Further, changes and ongoing development in how we use artificial intelligence and machine learning technologies and how we train our models, in particular if those artificial intelligence or machine learning models are (i) incorrectly designed or implemented; (ii) trained or reliant on incomplete, inadequate, inaccurate, biased or otherwise poor quality data; and/ or (iii) are adversely impacted by unforeseen defects, technical challenges, cybersecurity threats or material performance issues, could negatively impact the performance of our AI-powered ecommerce risk intelligence platform and business, as well as our reputation and the reputations of our customers and partners, or we could incur liability through the violation of laws or contracts to which we are a party or through civil claims.
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
We also use AI technologies licensed from third parties in our technologies and our ability to continue to use such technologies at the scale we need may be dependent on access to specific third-party software and infrastructure. We cannot control the availability or pricing of such third-party AI technologies, especially in a highly competitive environment, and we may be unable to negotiate favorable economic terms with the applicable providers. If any such third-party AI technologies become incompatible with our solutions or unavailable for use, or if the providers of such models unfavorably change the terms on which their AI technologies are offered or terminate their relationship with us, our solutions may become less appealing to our customers and our business will be harmed. In addition, to the extent any third party AI technologies are used as a hosted service, any disruption, outage, or loss of information through such hosted services could disrupt our operations or solutions, damage our reputation, cause a loss of confidence in our solutions, or result in legal claims or proceedings, for which we may be unable to recover damages from the affected provider.
The continuous development, maintenance and operation of our artificial intelligence and machine learning technologies is expensive and complex, and may involve unforeseen difficulties including material performance problems, undetected defects or errors. For instance, a machine learning model can experience decay (also known as “model drift”) in which its performance and accuracy decreases over time without further human intervention to correct such decay. We may encounter technical obstacles, and it is possible that we may discover additional problems that may prevent our proprietary technologies from operating properly, which could adversely affect our business, customer relationships and reputation.
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
Further, our ability to continue to develop or use such technologies may be dependent on access to specific third-party software, services and infrastructure, such as processing hardware, and we cannot control the availability or pricing of such third-party software and infrastructure, especially in a highly competitive environment.

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
In addition, the use of open-source software may entail greater risks than the use of third-party commercial software, as open-source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. To the extent that our AI-powered ecommerce risk intelligence platform depends upon the successful operation of the open-source software we use, any undetected errors or defects in this open-source software could prevent the deployment or impair the functionality of our platform, delay the introduction of new products, result in a failure of our platform, and injure our reputation. For example, undetected errors or defects in open-source software could render it vulnerable to breaches or security attacks and make our systems more vulnerable to data breaches.
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
We anticipate that, as our business expands into new markets and new product categories, and as the industries in which we operate become increasingly competitive, maintaining and enhancing our brand may become difficult and expensive. For example, consumers in any new international markets into which we expand may not know our brand and/or may not accept our brand, resulting in increased costs to market to and attract merchants to our brand. Further, as we continue to grow our retail partnerships, it may be difficult for us to maintain control of our brand with our retail partners, which may result in negative perceptions of our brand. Our brand may also be adversely affected if our public image or reputation is tarnished by negative publicity, including negative social media campaigns, security breaches, poor reviews of our products or merchant experiences or negative publicity associated with claims or litigation brought against the Company or against our merchants for fraud-related allegations, regardless of the merit. In addition, ineffective marketing, product diversion to unauthorized distribution channels, product defects, unfair labor practices, spurious lawsuits, and failure to protect our intellectual property rights are some of the potential threats to the strength of our brand, and those and other factors could rapidly and severely diminish customer confidence in us. Maintaining and enhancing our brand will depend largely on our ability to continue to be a leader in the industries in which we operate and to continue to offer a range of high-quality products as well as a leading end-to-end experience to our merchants, which we may not execute successfully. Failure to maintain the strength of our brand could have a material adverse effect on our business, financial condition and results of operations.
Acquisitions, strategic investments, partnerships, or alliances could be difficult to identify, pose integration challenges, divert the attention of management, disrupt our business, dilute shareholder value, and adversely affect our business, financial condition and results of operations.
We may in the future seek to acquire or invest in businesses, joint ventures, products and platform capabilities, or technologies that we believe could complement or expand our products and platform capabilities, enhance our technical capabilities, or otherwise offer growth opportunities. Any such acquisition or investment may cause us to incur various expenses in identifying, investigating, and pursuing suitable opportunities, whether or not the transactions are completed, and may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products and platform capabilities, accounting and financial controls, personnel, or operations of the acquired companies, particularly if we are unable to retain the key personnel of the acquired company, their software is not easily adapted to work with our AI-powered ecommerce risk intelligence platform, or we have difficulty retaining the merchants of any acquired business due to changes in ownership, management, or otherwise. These transactions may also disrupt our business, divert our resources, impact company culture and require significant management attention that would otherwise be available for development of our existing business. We have not historically made any acquisitions and have limited experience in valuing prospective acquisitions and acquiring other businesses. Any such transactions that we are able to complete may not result in any synergies or other benefits we had expected to achieve, which could result in substantial impairment charges.
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
There is considerable technology development activity in our industry, and our competitors are vigilant in protecting and asserting their intellectual property rights. Accordingly, our success depends in part on avoiding infringing or otherwise violating the intellectual property rights of others. From time to time, our competitors or other third parties may claim that we are infringing upon their intellectual property rights, and we may be found to be infringing upon such rights. Any claims or litigation, regardless of merit, could cause us to incur significant expenses and, if successfully asserted against us, could require us to pay substantial damages or ongoing royalty payments, could prevent us from offering our products and AI-powered ecommerce risk intelligence platform capabilities, or could require us to redesign or rebrand our products so that they are non-infringing. Furthermore, we do not currently have a patent portfolio, which could prevent us from deterring patent infringement claims due to our inability to credibly threaten patent infringement counterclaims. Even if we obtain patents in the future, our competitors and others may have significantly larger patent portfolios. Further, non-practicing entities seeking to extract a settlement from companies like us may not be deterred by a patent portfolio of any size because their sole or primary business is the assertion of patent claims.
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
We generally enter into agreements with employees in certain locations which prohibit those employees, if they cease working for us, from competing directly with us or working for our current and future competition for a limited period. However, we may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work, and it may be difficult for us to restrict our current and future competition from benefiting from the expertise our former employees developed while working for us. For example, Israeli labor courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer that have been recognized by the courts, such as the protection of a company’s trade secrets or other intellectual property. In addition, in the United States, the Federal Trade Commission (“FTC”) previously proposed rules that, if ever adopted, would ban post-termination non-compete clauses and require employers to rescind existing ones.
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
The Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers as appropriate to allow timely decisions regarding required disclosure. In order to maintain the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related as well as outside consultants-related costs. If any of these controls and systems do not perform as expected, we may experience material weaknesses in our controls.

We are required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting pursuant to Section 404(a) of the Sarbanes-Oxley Act in our annual reports. This assessment must include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Despite our efforts, there is a risk that we will not be able to conclude that our internal control over financial reporting is effective. Any failure to maintain effective controls could cause us to fail to meet our reporting obligations and may result in a restatement of our consolidated financial statements for prior periods. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. Additionally, when we are no longer an “emerging growth company,” our independent registered public accounting firm will be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating.
Ineffective disclosure controls and procedures and internal control over financial reporting could cause investors to lose confidence in our reported financial and other information and we could become subject to investigations by the SEC or other regulatory authorities, which could have a material negative effect on the trading price of our Class A ordinary shares. In addition, failure to meet these requirements, could result in delisting from the New York Stock Exchange (“NYSE”).
If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our business, financial condition and results of operations may be adversely affected.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in our consolidated financial statements and accompanying notes. Actual results could differ materially from these estimates. We base our estimates on assumptions (both historical and forward-looking), trends, and various other assumptions that are believed to be reasonable, as provided in Note 2 to our consolidated financial statements. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, in addition to the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates are used to prepare our consolidated financial statements, including those related to the estimated period of benefit on deferred contract costs, the capitalization of certain costs to fulfill a contract, the allowance for credit losses, the fair value of financial assets and liabilities including the fair value of derivatives, the useful lives of property and equipment, capitalization and estimated useful life of internal-use software, share-based compensation including the fair value of indemnification guarantees and the associated systematic and rational amortization method, provisions for chargebacks, incremental borrowing rate (“IBR”) used for operating lease right-of-use (“ROU”) assets and operating lease liabilities, and the valuation of deferred tax assets and uncertain tax positions.
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
Conducting business in China exposes us to political, legal, and economic risks. In particular, the political, legal, and economic climate in China, both nationally and regionally, and the state of China-U.S. relations are fluid and unpredictable. Our products may be subject to regulations in China now or in the future, including with respect to data privacy, foreign exchange controls, and licensing, that may require us to incur new or additional compliance or other administrative costs, and it is possible that such regulations may conflict with other jurisdictions in which we operate. Applicable laws and regulations in China may not be well publicized and may not be known to us in advance of us becoming subject to them, and the implementation and enforcement of such laws and regulations may be inconsistent. Changes in Chinese laws and regulations, including, among others, with regards to disclosure of information, data privacy, intellectual property, tax matters, or changes in their implementation by local authorities, could affect us as well as our merchants and could have a material adverse impact on our business, financial condition, and results of operations. Furthermore, our brand could be subject to adverse publicity if incidents related to our image or the products we offer occur or are perceived to have occurred, whether or not we are at fault. In particular, given the popularity of social media in China, including WeChat and Weibo, any negative publicity, regardless of its truthfulness, could quickly proliferate and harm consumer perceptions of and confidence in the Company.
Increasing scrutiny of, and evolving expectations for, sustainability and environmental, social, and governance (“ESG”) initiatives could increase our costs, harm our reputation, or otherwise adversely impact our business.
We, as with other companies, are facing increasing scrutiny related to our ESG practices and disclosures from certain investors, capital providers, shareholder advocacy groups, other market participants, customers, and other stakeholder groups. For example, certain institutional and individual investors have requested various ESG-related information and disclosures, or rely on various ESG scores, as they incorporate ESG criteria in making investment and voting decisions. With this increased focus, public reporting regarding ESG practices is becoming more broadly expected. Simultaneously, there are efforts by some stakeholders, including policymakers, to reduce companies’ efforts on certain ESG-related matters. Both advocates and opponents to certain ESG matters, including climate change and human capital, among others, are increasingly resorting to a range of activism forms, including media campaigns and litigation, to advance their perspectives. To the extent we are subject to such activism, it may require us to incur costs or otherwise adversely impact our business. Such increased scrutiny may result in increased costs, changes in demands for certain products, enhanced compliance or disclosure obligations, or other adverse impacts on our business, financial condition or results of operations.
While we may at times engage in voluntary initiatives (such as voluntary disclosures, certifications, or goals, among others), such initiatives may be costly and may not have the desired effect. For example, ESG-related initiatives are often based on methodologies, standards, or data that are still evolving and subject to varying interpretations. We cannot guarantee that our approach, either now or in future, will align with the expectations of particular stakeholders or that certain actions or statements will not be considered erroneous or subject to misinterpretation. If our ESG practices and reporting do not meet investor, consumer, employee, or other stakeholder expectations, which continue to evolve, our brand, reputation and customer retention may be negatively impacted, and we may be subject to investor or regulator engagement regarding such matters. As ESG best practices, reporting standards and disclosure requirements continue to develop, we may incur increasing costs related to ESG monitoring and reporting. In addition, various policymakers have adopted (or are considering adopting) new sustainability rules and regulations, including requirements for the disclosure of certain climate- or other ESG-related information. However, such requirements are not uniform and may not be uniformly interpreted or applied. Operating in more than one jurisdiction is likely to make our compliance with ESG and sustainability-related rules more complex and expensive, and potentially expose us to greater levels of legal risks associated with our compliance. Our failure to comply with any applicable rules or regulations, or new interpretations of existing requirements, could lead to penalties and adversely impact our reputation, customer attraction and retention, access to capital and employee retention. Such ESG matters may also impact our suppliers and customers, which may augment or cause additional impacts on our business, financial condition, or results of operations.
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
In addition, we are subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. We have in the past been and are currently the subject of routine tax audits in Israel, administered by the Israel Tax Authority. As a result of these audits or a review of our tax returns by the tax authorities in any other jurisdiction in which we do business, certain additional tax, interest or penalties have been, and may in the future be, imposed on us. Tax authorities in these jurisdictions may also assert that various withholding requirements apply to us or our subsidiaries or that benefits of tax treaties are not available to us or our subsidiaries. Moreover, given the multijurisdictional developments under the Organization for Economic Co-operation and Development’s, or the OECD, efforts to standardize and modernize global corporate tax policy described further below, it is generally expected that tax authorities in various jurisdictions in which we operate may increase their audit activity and may seek to challenge some of the tax positions we have adopted. It is difficult to assess if and to what extent such challenges, if raised, might impact our effective tax rate. Any of these actions by tax authorities could harm our business and our results of operations.
Our results of operations may be harmed if we are required to collect sales or other similar taxes for the sale of our products in jurisdictions where we have not historically done so.
The application of indirect taxes (such as sales and use tax, VAT, GST, business tax, and gross receipt tax) to businesses that transact online, such as ours, is a complex and evolving area. An increasing number of states have considered or adopted laws that attempt to impose tax collection obligations on out-of-state companies. Following the U.S. Supreme Court decision in South Dakota v. Wayfair, Inc., U.S. states are now free to levy taxes on sales of goods and services based on an “economic nexus,” regardless of whether the seller has a physical presence in the state. As a result, it may be necessary to reevaluate whether our activities give rise to sales, use, and other indirect taxes as a result of any nexus in those states in which we are not currently registered to collect and remit taxes. Additionally, we may need to assess our potential tax collection and remittance liabilities based on existing economic nexus laws’ dollar and transaction thresholds. It is possible that we could face sales tax, VAT, or GST audits and that our liability for these taxes could exceed our estimates as state tax authorities could still assert that we are obligated to collect additional tax amounts from our merchants and remit those taxes to those tax authorities. Further, one or more U.S. state or non-U.S. authorities could seek to impose additional sales, use, or other tax collection and record-keeping obligations on us or may determine that such taxes should have, but have not been, paid by us. We could also be subject to tax audits in U.S. states and international jurisdictions for which we have not accrued tax liabilities. A successful assertion by one or more states requiring us to collect taxes where we presently do not do so could result in substantial tax liabilities (including taxes on past sales, as well as penalties and interest), discourage organizations from purchasing our products, or otherwise harm our business, results of operations, and financial condition. We continue to analyze our exposure for such taxes and liabilities, including the need to provide for loss contingencies resulting from these potential taxes and liabilities.

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
In 2015, the OECD released various reports under its Base Erosion and Profit Shifting, or BEPS, action plan to reform international tax systems and prevent tax avoidance and aggressive tax planning. These actions aim to standardize and modernize global corporate tax policy, including cross-border taxes, transfer-pricing documentation rules, and nexus-based tax incentive practices which in part are focused on challenges arising from the digitalization of the economy. The reports have a very broad scope, including, but not limited to, neutralizing the effects of hybrid mismatch arrangements, limiting base erosion involving interest deductions and other financial payments, countering harmful tax practices, preventing the granting of treaty benefits in inappropriate circumstances, and imposing mandatory disclosure rules. It is the responsibility of OECD members to consider how the BEPS recommendations should be reflected in their national legislation. Many countries are beginning to implement legislation and other guidance to align their international tax rules with the OECD’s BEPS recommendations ― for example, by signing the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent BEPS, or the MLI, which currently has been signed by over 100 jurisdictions, including Israel, which signed the MLI on June 7, 2017. On September 13, 2018, Israel submitted the ratification documents for the agreement, and the agreement entered into effect in Israel on January 1, 2019. The MLI implements some of the measures that the BEPS initiative proposes to be transposed into existing treaties of participating states. Such measures include the inclusion in tax treaties of one, or both, of a “limitation-on-benefit,” or LOB, rule and a “principle purposes test,” or PPT, rule. The application of the LOB rule or the PPT rule could deny the availability of tax treaty benefits (such as a reduced rate of withholding tax) under tax treaties. In January 2019, the OECD announced further work in continuation of the BEPS project, focusing on two “pillars.” On October 8, 2021, 136 countries approved a statement known as the OECD BEPS Inclusive Framework, which builds upon the OECD’s continuation of the BEPS project. The first pillar is focused on the allocation of taxing rights between countries for in-scope large multinational enterprises (with revenue in excess of €20 billion and profitability of at least 10%) that sell goods and services into countries with little or no local physical presence. The second pillar is focused on ensuring large multinational enterprises (“MNEs”) pay a minimum level of tax on the income arising in each jurisdiction where they operate. Taxpayers in scope (MNEs with global revenue of at least €750 million in at least two out of the four previous years) should calculate their effective tax rate according to the relevant rules in each jurisdiction, which are essentially based on the OECD model rules, with respect to the second pillar. According to the model rules provisions for relevant jurisdictions, taxpayers should pay top-up tax on the difference between their effective tax rate per jurisdiction and a 15% minimum tax rate. Temporary relief from the scope of the second pillar effective tax rate calculations is available for jurisdictions in which the applicable MNE operates, if it can be demonstrated that the specific jurisdiction satisfies one of three “safe harbor tests” during a “transitional period” from 2024 to 2026. Israel is one of the 136 countries that has agreed in principle to the adoption of the global minimum tax rate and has recently announced it would implement some parts of pillar two commencing January 1, 2026, specifically the Qualified Domestic Top Up Tax which would require in scope Israeli companies to supplement Israeli corporate tax if their effective tax rate as computed under the rules of pillar two is below 15%. Numerous countries have enacted legislation to implement the second pillar rules, effective beginning January 1, 2024, or are expected to enact similar legislation. Tax and compliance costs are expected to be increased by the adoption of the second pillar rules in these countries.

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
In the United States, the Trump administration indicated the intent to propose significant changes to the U.S. tax system. Many aspects of these potential proposals are unclear or undeveloped and we are unable to predict which, if any, U.S. tax reform proposals will be enacted into law, and what effects any enacted legislation might have on our tax liabilities. In addition, the Trump administration has indicated that the United States may impose retaliatory measures with respect to jurisdictions that have or are likely to put in place tax rules that are extraterritorial or disproportionately affect American companies. The likelihood of these changes being enacted or implemented is unclear. We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on our business.
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
•geopolitical conditions or uncertainty, which may include war, political instability or unrest, or terrorism;
•changes or proposed changes in laws or regulations or differing interpretations or enforcement of laws or regulations affecting our business, including the laws, regulations, card scheme rules or any other frameworks that have the effect of shifting liability for fraud away from merchants;
•changes in our pricing model;
•merchant-churn, including discounting and churn of significant merchants;

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
In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors have, and may in the future, materially harm the market price of our Class A ordinary shares, regardless of our actual operating performance. In addition, in the past, securities class action litigation has often been instituted against companies whose stock price have declined, especially following periods of volatility in the overall market. We have been subject to securities class action litigation in the past. Any securities class action litigation could result in substantial costs and a diversion of our management’s attention and resources.
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
Our Class B ordinary shares have ten votes per share, and our Class A ordinary shares have one vote per share. As of December 31, 2024, our executive officers collectively held approximately 31.87% of the voting power of our outstanding ordinary shares, and our pre-IPO shareholders collectively held approximately 85.75% of the voting power of our outstanding ordinary shares.
Accordingly, although there are no voting agreements among our pre-IPO shareholders, our management and pre-IPO shareholders, including our co-founders, hold together all of our issued and outstanding Class B ordinary shares and therefore, individually or together, are able to significantly influence matters submitted to our shareholders for approval, including the election of directors, amendments of our organizational documents, executive compensation items and any merger or other major corporate transactions that require shareholder approval. Our management and pre-IPO shareholders, including our co-founders, individually or together, may vote in a way with which you disagree and which may be adverse to your interests. This concentrated voting power may have the effect of delaying, preventing or deterring a change in control of our Company, could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might ultimately materially and adversely affect the market price of our Class A ordinary shares. Future transfers by the holders of Class B ordinary shares will result in those shares converting into Class A ordinary shares, subject to limited exceptions. As long as at least 14,655,374 Class B ordinary shares remain outstanding, and without giving effect to any future issuances, the holders of our Class B ordinary shares will hold a majority of the outstanding voting power and will continue to control the outcome of matters submitted to shareholders for approval. While our amended and restated articles of association generally prohibit us from issuing additional Class B ordinary shares (other than with the affirmative vote of the holders of at least seventy-five percent (75%) of our outstanding Class B ordinary shares), any future issuance of Class B ordinary shares may be dilutive to Class A ordinary shareholders.
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
We report under the Exchange Act as a non-U.S. company with “foreign private issuer” status (as such term is defined in Rule 3b-4 under the Exchange Act). Because we qualify as a “foreign private issuer” under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; (3) the rules under the Exchange Act requiring the filing with the SEC of current reports on Form 8-K upon the occurrence of specified significant events, although we are subject to Israeli laws and regulations with regards to certain of these matters; and (4) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we are subject to Israeli laws and regulations with regard to certain of these matters and have historically announced, and intend to continue announcing quarterly unaudited results in earnings press releases. In addition, “foreign private issuers” are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year, and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. “Foreign private issuers” are also exempt from Regulation FD, which prohibits selective disclosures of material information. As a result of all of the above, investors may not have the same protections afforded to shareholders of a company that is not a “foreign private issuer.”
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

As a “foreign private issuer” we follow certain home country corporate governance practices. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance rules of the New York Stock Exchange.
As a “foreign private issuer,” we are permitted to comply with certain Israeli corporate governance practices instead of the corporate governance rules of the NYSE, provided that we disclose which requirements we are not following and the equivalent Israeli requirement. We intend to rely on this “foreign private issuer exemption” with respect to NYSE rules for shareholder meeting quorums. See Item 6.C. “Board Practices ― Corporate Governance Practices.” We may in the future elect to follow Israeli practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance rules of the NYSE.
The market price of our Class A ordinary shares could be negatively affected by future issuances and sales of our Class A ordinary shares.
As of December 31, 2024, there were 112,306,279 Class A ordinary shares and 48,902,840 Class B ordinary shares outstanding. Sales by us or our shareholders of a substantial number of Class A ordinary shares, including Class B ordinary shares, which will automatically convert into Class A ordinary shares upon transfer, in the public market, or the perception that these sales might occur, could cause the market price of our Class A ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. Of our issued and outstanding shares, all the Class A ordinary shares, including Class B ordinary shares, which automatically convert into Class A ordinary shares upon transfer, are freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act.
As of December 31, 2024, we had 12,928,337 Class A ordinary shares available for future grants under our equity incentive plans and 27,380,914 Class A ordinary shares that were subject to outstanding share options and restricted share units, or RSUs. Of this amount, 7,584,471 options were vested and exercisable as of December 31, 2024. Future grants under our equity incentive plans, whether in the ordinary course of business or otherwise, will result in dilution of the ownership interests of our existing shareholders.
We may issue Class A ordinary shares or securities convertible into our Class A ordinary shares from time to time in connection with financings, acquisitions, investments, or otherwise, which may give new investors rights, preferences, and privileges senior to those of holders of our Class A ordinary shares. Any such issuance could result in substantial dilution to our existing stockholders and cause the trading price of our Class A ordinary shares to decline.
Provisions of Israeli law and our amended and restated articles of association may delay, prevent, or make undesirable an acquisition of all or a significant portion of our shares or assets.
Provisions of Israeli law and our amended and restated articles of association could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or our shareholders to elect different individuals to our board of directors, even if doing so would be considered beneficial by some of our shareholders, and may limit the price that investors may be willing to pay in the future for our Class A ordinary shares. Among other things:
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
As of December 31, 2024, our Board of Directors had approved a share repurchase program for the purchase of an aggregate of up to $225 million of our Class A ordinary shares (the “Repurchase Program”), of which approximately $153.6 million had been utilized. Under the Repurchase Program, repurchases can be made from time to time using a variety of methods, which may include open market purchases, privately negotiated transactions or otherwise, all in accordance with U.S. federal securities laws. The timing, as well as the number and value of any shares repurchased under the program, will be determined at our discretion and will depend on a variety of factors, including management's assessment of the intrinsic value of our ordinary shares, the market price of our ordinary shares, general market and economic conditions, available liquidity, alternative investment opportunities, and applicable legal requirements. Share repurchases could have an impact on the trading price of our Class A ordinary shares, increase the volatility of the price of our Class A ordinary shares, or reduce the liquidity of our Class A ordinary shares. Additionally, repurchases under the Repurchase Program may diminish our cash reserves, which could impact our ability to pursue possible strategic opportunities and acquisitions and could result in lower overall returns on our cash balances.
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
As a public company we incur, and particularly after we are no longer an “emerging growth company,” or no longer qualify as a “foreign private issuer,” we will continue to incur significant legal, accounting, and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform, and Consumer Protection Act, the listing requirements of the NYSE and other applicable securities rules and regulations impose various requirements on public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel continue to devote a substantial amount of time to these compliance initiatives. Moreover, we will continue to incur substantial legal and financial compliance costs, and certain activities will be more time-consuming and costly, as a result of these rules and regulations. For example, these rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance, and could also make it more difficult for us to attract and retain qualified members of our board. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A ordinary shares from the NYSE, fines, sanctions, and other regulatory action and potentially civil litigation.
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
There could be adverse U.S. federal income tax consequences to United States Holders of our Class A ordinary shares if we are classified as a passive foreign investment company for United States federal income tax purposes.

We would be classified as a passive foreign investment company, or PFIC, for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended, or the Code) (the “income test”); or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of the income and asset tests, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on our market capitalization and the composition of our income, assets, and operations, we believe we were not a PFIC for the year ending December 31, 2024. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the aggregate value of our assets for purposes of the PFIC determination may be determined by reference to the trading value of our Class A ordinary shares. The trading value of our Class A ordinary shares is likely to continue to fluctuate while the market price of the shares of U.S. listed technology companies continues to be volatile, which may affect the determination of whether we will be considered a PFIC. In addition, we have a substantial balance of cash and other liquid investments, which are passive assets for purposes of the PFIC determination. Accordingly, as our market capitalization and the composition of our income, assets, and operations are subject to change, we cannot assure you that we will not be considered a PFIC for any taxable year. In addition, it is possible that the United States Internal Revenue Service (the “IRS”) may take a contrary position with respect to our determination in any particular year. Certain adverse U.S. federal income tax consequences could apply to a United States Holder (as defined in Item 10.E. “Taxation ― U.S. Federal Income Tax Considerations”) if we are treated as a PFIC for any taxable year during which such United States Holder holds our Class A ordinary shares. We are not providing any U.S. tax opinion to any United States Holder concerning our potential PFIC status, and United States Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our Class A ordinary shares. For further discussion, see Item 10.E. “Taxation ― U.S. Federal Income Tax Considerations ― Passive Foreign Investment Company.”
If a United States person is treated as owning 10% or more of our shares, such holder may be subject to adverse U.S. federal income tax consequences.
If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a “United States shareholder” with respect to each controlled foreign corporation, or CFC, in our group (if any). Because our group includes a U.S. subsidiary, certain of our non-U.S. subsidiaries treated as corporations will be treated as CFCs (regardless of whether we are treated as a CFC). A United States shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by CFCs, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties, and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether we are or any of our non-U.S. subsidiaries is treated as CFC or whether any investor is treated as a United States shareholder with respect to any such CFC or furnish to any United States shareholder information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The IRS has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our Class A ordinary shares.
Risks Relating to Our Incorporation and Location in Israel
Conditions in Israel, including Israel’s conflicts with Hamas and other parties in the region, as well as political and economic instability in the region, may adversely affect our revenues, our results of operations and our financial condition.
We are incorporated under Israeli law, and many of our employees operate from our offices located in Israel. Accordingly, our business and operations are directly affected by economic, political, geopolitical and military conditions in Israel.
Since the establishment of the State of Israel in 1948 and in recent years, armed conflicts between Israel and its neighboring countries and terrorist organizations active in the region have involved missile strikes, hostile infiltrations, terrorism against civilian targets in various parts of Israel, and recently abduction of soldiers and citizens.
Following attacks by Hamas in southern Israel on October 7, 2023, Israel declared war against Hamas and since then, Israel has been involved in military conflicts with Hamas, Hezbollah, a terrorist organization based in Lebanon, and Iran, both directly and through proxies like the Houthi movement in Yemen, armed groups in Iraq and other terrorist organizations. Additionally, following the fall of the Assad regime in Syria, Israel has conducted limited military operations targeting the Syrian army, Iranian military assets and infrastructure linked to Hezbollah and other Iran-supported groups. Although certain ceasefire agreements have been reached with Hamas and Lebanon (with respect to Hezbollah), and some Iranian proxies have declared a halt to their attacks, there is no assurance that these agreements will be upheld. Military activity and hostilities continue to exist at varying levels of intensity, and the situation remains volatile, with the potential for escalation into a broader regional conflict involving additional terrorist organizations and possibly other countries. Additionally, the fall of the Assad regime in Syria may create geopolitical instability in the region.
While our facilities have not been damaged during the ongoing war, the hostilities with Hamas, Hezbollah, Iran and its proxies and others have caused and may continue to cause damage to private and public facilities, infrastructure, utilities, and telecommunication networks, which could disrupt our operations and supply chains. In addition, Israeli organizations, government agencies and companies have been subject to extensive cyber attacks. This could lead to increased costs, risks to employee safety, and challenges to business continuity, all of which could adversely affect our business and results of operations.
The continuation of the war has also led to a deterioration of certain indicators of Israel’s economic standing, including, a downgrade in Israel’s credit rating by rating agencies (such as Moody’s, S&P Global and Fitch).
In connection with the ongoing war, several hundred thousand Israeli military reservists were drafted to perform immediate military service, and are expected to be required to perform long-lasting reserve duty service in the coming years. As of the date of this Annual Report, only a small number of our employees are engaged in active reserve duty service. The absence of our employees due to their such service, both now or in the future has disrupted, and may in the future disrupt our operations, which disruption may materially and adversely affect our business and results of operations.
Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of certain direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that such government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

The global perception of Israel and Israeli companies, influenced by actions of international judicial bodies, may lead to increased sanctions and other negative measures against Israel, as well as Israeli companies and academic institutions. There is also a growing movement among countries, activists, and organizations to boycott Israeli goods, services and academic research or restrict business with Israel, which could affect business operations. If these efforts become widespread, along with any future rulings from international judicial bodies against Israel, our business operations may be materially adversely impacted.
Prior to October 2023, the Israeli government pursued changes to Israel’s judicial system and has recently renewed its efforts to effect such changes. In response to the foregoing developments, certain individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that such proposed changes, if adopted, may negatively impact the business environment in Israel. Such proposed changes may also lead to political instability or civil unrest. If such changes to Israel’s judicial system are pursued by the government and approved by the parliament, this may have an adverse effect on our business, results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.
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
Our principal executive offices are located at 220 5th Avenue, 2nd Floor, New York, New York 10001.
Our website address is http://www.riskified.com. We use our website as a means of disclosing material non-public information. Such disclosures will be made available on the “Investor Relations” section of our website. Accordingly, investors should monitor such sections of our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. We have included our website address, and references to various other documents, in this Annual Report solely for informational purposes. The SEC maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC at https://www.sec.gov. Our agent for service of process in the United States is Riskified, Inc., located at 220 5th Avenue, 2nd Floor, New York, New York 10001. For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2024 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources.”
B. Business Overview
Company Overview
Our mission is to empower businesses to unleash ecommerce growth by outsmarting risk. We have built a next-generation AI-powered ecommerce risk intelligence platform that allows online merchants to create trusted relationships with consumers. Leveraging machine learning that benefits from data from a global merchant network, our platform identifies the individual behind each online interaction, helping merchants—our customers—eliminate risk and uncertainty from their business. Our AI-powered fraud management and risk intelligence platform is designed to help our merchants maximize revenue and profit to allow them to provide superior online shopping experiences for consumers.
We believe legacy ecommerce fraud platforms and rules-based, in-house solutions are frequently slow, inaccurate, expensive and inflexible. They can often produce the wrong decision—by rejecting good transactions or accepting fraudulent ones—which causes merchants to either lose revenue or incur unnecessary expenses in the form of chargebacks and other fees.
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

Our AI-powered ecommerce risk intelligence platform is built to solve these problems with proprietary machine learning models that drive an automated decisioning engine. We have designed our platform to be fast, accurate, scalable, and cost-effective. Our platform supports our core Chargeback Guarantee product—which optimizes merchant approval rates—as well as our other products that mitigate similar and adjacent ecommerce risks for those same merchants, including Policy Protect, Dispute Resolve, Account Secure and PSD2 Optimize.
All of our products are designed to enable merchants to generate additional revenue or cost savings, while improving the online shopping experience for consumers. Our core product, the Chargeback Guarantee, automatically approves or declines online orders with guaranteed performance levels that vary in accordance with our merchants’ priorities. Our machine learning models analyze hundreds of attributes per transaction, generating decisions in real time. We guarantee the outcome of these decisions by assuming the cost of fraud associated with each order that we approve. Simultaneously, we provide contractual minimum approval rates for our Chargeback Guarantee merchants that are often higher than these merchants can achieve on their own.
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
We service merchants of all sizes, from multi-billion dollar global omnichannel retailers to small pure play merchants, including via partnership integrations with Shopify and other ecommerce platforms, such as Salesforce Commerce Cloud, Commercetools, Adobe Commerce, IXOPAY and others. However, we focus on supporting enterprise merchants, which we define as merchants generating over $75 million in online sales per year. Our merchants include some of the largest ecommerce brands in the world, including Ring, Lastminute.com, SHEIN, and Macy’s. Our merchants operate in a variety of verticals, including Payments, Money Transfer, Tickets & Travel, Electronics, Home, Fashion & Luxury Goods, General Retail and Food.
We charge merchants using our Chargeback Guarantee product a percentage of every dollar of GMV that we approve on their behalf, so we are incentivized to approve as many orders as we safely can. We believe that this merchant-centric approach, coupled with our rigorous decisioning process, maximizes our financial results and those of our merchants.
The fee we charge our merchants is a risk-adjusted price, which is expressed as a percentage of the GMV that we approve. This fee, which is established at contract inception, varies by merchant based on a variety of inputs, including the type of merchant, the order population, historical fraud levels, the risk level of the end market (including industry and geographic region), the percentage of GMV we review from the merchant, and the guaranteed approval rates we agree to provide. When our merchants ask us to review transactions from end markets that carry higher risk, we may charge higher fees to help offset the increased likelihood of receiving a chargeback.
If an approved transaction that we have guaranteed results in an eligible chargeback, we will reimburse the merchant for the amount of the lost sale. In this situation, we record a chargeback expense in cost of revenue and typically reimburse the merchant in the form of credits on future invoices.

Our AI-powered Ecommerce Risk Intelligence Platform & Product
Our AI-powered ecommerce risk intelligence platform automates the complexities of ecommerce for merchants, and enables them to offer simple, frictionless consumer experiences.
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
Merchant Tools
Our dashboards give merchants visibility into every decision that we make. This empowers merchants to review, understand, and override decisions where we are unwilling to guarantee a transaction. Our dashboards also include up-to-date key performance metrics, including order approval rates, account challenges, order declines and chargebacks.
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
•Active risk monitoring: We supplement our models with a variety of tools that detect anomalies and prevent fraud in real time. We use a layered approach to ensure that there are multiple levels of analyses performed on each transaction we approve. This layered approach optimizes the overall performance of our AI-powered ecommerce risk intelligence platform while also creating fail safe mechanisms. For example, our anomaly detection models are designed to detect blind spots that our supervised models cannot. We also employ real-time alerting systems for early detection any time our exposure exceeds certain thresholds. Lastly, we use a combination of automated and manual reviews from highly skilled risk analysts to review our exposure on a regular basis, no less than daily.
•Real-time adjustments optimize long term outcomes: We adjust our merchants’ approval rates in real time as we detect riskier order populations. This allows us to optimize outcomes for our merchants when we see safer transactions, while also reducing approval rates when we see riskier transactions. This ability to react opportunistically to changing market conditions and fraud trends allows us to optimize our long term approval rate while also managing our overall chargeback exposure.
•Risk diversification: Significant fraud events are typically isolated to a particular merchant or industry. As a result, our chargeback expenses have become less volatile over time as we scale and diversify our merchant base. Furthermore, the average transaction value we approve is less than $200. This means that unexpected chargebacks need to occur in large volumes to meaningfully impact our overall chargeback expenses. As of December 31, 2024, our portfolio of potential chargeback liabilities was diversified across a wide variety of industries, hundreds of merchants and millions of individual transactions. We believe this scale and diversity significantly reduces the likelihood of material unexpected chargeback expenses.
•Short-term durations provide rapid visibility: Our merchant agreements generally allow chargebacks to be submitted up to six months from the order approval date. Merchants are also typically required to notify us of an eligible chargeback within five days of becoming aware of a chargeback that occurred within this six month period. As a result, chargeback liabilities typically have very short durations. More than 90% of chargebacks are incurred within 90 days of the transaction date. This allows us to forecast the expenses associated with a new cohort of approved transactions at the same time. Furthermore, as we receive chargeback notifications from our merchants, we are able to decline similar future orders in real time.

Our Products
Our AI-powered ecommerce risk intelligence platform is comprised of multiple products that are all powered by the same automated decisioning engine. Chargeback Guarantee is our core product that is used by substantially all of our customers. Merchants typically use our other products, either individually, or in combination with Chargeback Guarantee to overcome ecommerce pain points that are similar or adjacent to chargeback fraud and abuse.
Our Chargeback Guarantee product automatically approves or declines online orders with guaranteed performance levels that vary by merchant. Our machine learning models analyze hundreds of attributes per transaction, generating accurate decisions instantaneously. Through our proprietary smart linking technology, we strive to accurately match transactions that occur on our network with other similar transactions that have occurred on our network across hundreds of variables per transaction. We guarantee the outcome of these decisions by assuming the cost of fraud associated with each transaction we approve. Simultaneously, we provide contractual minimum approval rates for our Chargeback Guarantee merchants that are often higher than the approval rates that these merchants were able to achieve prior to commencing work with us. Building upon this foundation, Adaptive Checkout further optimizes conversions by dynamically adapting each checkout flow based on real-time assessments, leveraging one time password, CVV check, or 3D Secure routing to ensure more good customers are approved without taking on additional risk. In addition, we have built a first-class Chargeback Management System, which is a key component of our Dispute Resolve product. This fully automated workflow product is designed to aid our merchants when they dispute chargebacks for which Riskified is not liable, through a process known as “representment”. With Dispute Resolve, we are able to utilize our machine learning technology to automate key elements of the dispute process, such as compiling “compelling evidence” submissions for fraud and non-fraud related chargeback abuse, which can occur when consumers knowingly take advantage of the chargeback process (commonly referred to as “liar buyer” or “friendly fraud”). The visibility, automation and speed that we are able to provide in the chargeback “representment” process augments our Chargeback Guarantee offering, and is an important component of our comprehensive chargeback management solution.
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
Our Policy Protect product uses machine learning to detect and prevent refund and returns policy abuse in real-time whenever consumers may be taking advantage of a merchant’s Terms and Conditions. It is powered by a proprietary engine that forms identity clusters from billions of historical transactions, hundreds of billions of data attributes, and repeat interaction histories for hundreds of millions of consumers, across a global merchant network, broadening the view of customer identity beyond their singular profile with a merchant. Policy Protect helps merchants balance generous policies while protecting their bottom line. With Policy Protect, we enable merchants to offer lenient refund and returns policies, attractive promotions and loyalty programs, and launch limited edition items to their loyal customers while reducing losses associated with return abuse, reseller abuse and other forms of online policy abuse with high levels of accuracy. Merchants can leverage the power of Policy Protect in Decision Studio, a powerful suite of tools that provides AI-powered self-service capabilities for the creation, simulation, and management of customer-facing policies. Through a seamless blend of enriched data points with dynamic AI-powered logic based on Riskified's identity and risk models, Decision Studio is designed to give merchants the power to achieve a delicate balance between human expertise and AI-based automation. This provides merchants with more control over their refund, return, promo and resale policies.
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
Benefits of Our AI-powered ecommerce Risk Intelligence Platform
We believe we provide superior outcomes for online merchants by eliminating the friction and uncertainty commonly associated with ecommerce. Our AI-powered ecommerce risk intelligence platform is designed to provide the following benefits:
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
•Leverage the power of the Riskified network: Our AI-powered ecommerce risk intelligence platform gets stronger with each transaction we process and each merchant we add to our network. Our platform evaluates millions of transactions daily using feedback and insights derived from all prior transactions. Each transaction that we review enhances our data sets and improves our ability to identify similar characteristics between transactions on our network. We are able to identify individual consumers within our network and across different merchants to map their behaviors and identify patterns, which, in some instances may result in fraud.
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

We have built our products around this capability and, as of December 31, 2024, review more than $140 billion in GMV annually. Our AI-powered ecommerce risk intelligence platform gets stronger with each transaction we process and each merchant we add to our network. Each transaction that we review enhances our data sets and improves our ability to identify similar characteristics between transactions on our network. Our platform evaluates millions of transactions daily using feedback from past transactions, including whether or not those transactions resulted in eligible chargebacks. This drives our sophisticated transaction matching ability. As we grow our network, by increasing GMV from existing merchants and by onboarding new merchants, this sophisticated transaction matching enables us to deliver a strong return on investment for our merchants and drives robust product innovation that enhances the consumer shopping experience. We then leverage this improved ROI for our merchants and our enhanced product suite to attract more merchants, which drives more transactions to our platform.
Compounding data advantages over a growing merchant network
Since our founding, we have accumulated billions of historical transactions from our merchant network with hundreds of data variables per transaction. As a result we have repeat interaction histories for more than 950 million consumers. This data was collected across our global merchant base comprising hundreds of leading ecommerce merchants, with whom we have built trusted relationships. As a result, our machine learning models are able to create powerful, real-time predictive insights that we believe are difficult to replicate.
The scale of our merchant network and processed volume continue to grow. For the year ended December 31, 2024, our total GMV grew 15% to $141.2 billion compared to the year ended December 31, 2023. We serve some of the largest and most recognizable ecommerce brands globally. Based on data available to us, our merchant base includes approximately 50 global ticketing, online travel and ecommerce merchants with annual GMV above $1 billion. We believe the scale of our AI-powered ecommerce risk intelligence platform is a competitive advantage because it is the foundation of the scope, depth and power of the data we use to train our models.
Strong expertise serving the enterprise market
We service merchants of all sizes, from multi-billion dollar global omnichannel retailers to small pure play merchants, including via partnership integrations with Shopify and other ecommerce platforms, such as Salesforce Commerce Cloud, Commercetools, Adobe Commerce, IXOPAY and others. However, we focus on supporting enterprise merchants, which we define as merchants generating over $75 million in online sales per year. For the year ended December 31, 2024, we estimate that more than 90% of our Billings were derived from enterprise merchants. We are positioned to support enterprise merchants for several reasons. First, our AI-powered ecommerce risk intelligence platform is highly customizable to meet each merchant’s unique requirements. Second, we are able to simplify the vast amounts of complexity that are unique to enterprise operating environments. Third, unlike many ecommerce enablement platforms, we do not compete with our merchants to own the consumer relationship through mobile apps or other touch points. We believe this gives us privileged access to significantly more data than banks or other payment companies receive.
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

Our Merchants
Our AI-powered ecommerce risk intelligence platform is explicitly designed and engineered to integrate with a wide range of merchants. We can accommodate and grow with the world’s largest merchants:
•Scale: We serve merchants with multiple regional store fronts and large global presences. Our largest merchants generate tens of billions of dollars in online sales each year.
•Industry: Our merchants represent diversified online sellers in various industries such as Payments, Money Transfer, Tickets & Travel, Electronics, Home and Fashion & Luxury Goods. We categorize general retail merchants and food merchants within our “General” category.
•Merchant Profile: Our merchants range from direct-to-consumer brands, online-only retailers, omnichannel retailers, online marketplaces, and ecommerce service providers that bear the liability for disputed transactions.
•Geography: Our merchants are located in approximately 40 countries based on the location of the merchant’s headquarters. Approximately 61% of our Billings for the year ended December 31, 2024 were derived from US-based accounts. Our Billings in Asia-Pacific increased by more than 33% year-over-year in 2024.

Billings by Industry

$400M
$300M
$200M
$100M
$0M
2016
2017
2018
2019
2020
2021
2022
2023
2024
Payments, Money Transfer & Crypto
Tickets & Travel
Electronics
Home
General
Fashion & Luxury Goods

Billings by Geography

$400M
$300M
$200M
$100M
$0M
2016
2017
2018
2019
2020
2021
2022
2023
2024
APAC
EMEA
Americas
United States

For the year ended December 31, 2024, merchants integrated on our AI-powered ecommerce risk intelligence platform generated total GMV of $141.2 billion, up from $123.1 billion GMV for the year ended December 31, 2023. Our network is made up of hundreds of retailers including some of the largest ecommerce brands in the world, such as Ring, Lastminute.com, SHEIN, and Macy’s.
For information regarding segmental revenue and revenue by geographic region, see Note 4 - Revenue Recognition in our audited consolidated financial statements included elsewhere in this Annual Report.
Go-to-Market Strategy
We market our AI-powered ecommerce risk intelligence platform directly to online merchants primarily through our enterprise sales team, with a strong focus on long-term customer value. Our seasoned direct sales team is highly skilled in identifying online merchant pain points, demonstrating our value-add and providing dedicated support to address the online merchants’ needs.
Some merchants prefer the flexibility to start their relationship with us by submitting only a portion of their order volumes to us. We welcome this approach and have successfully implemented a “Land and Expand” strategy, where we create long-term partnerships that result in strong retention and revenue that is likely to recur. As we gain our merchant’s trust, we are generally able to increase the GMV they submit to us and the value we provide. In addition, our multi-product platform, comprising Chargeback Guarantee, Policy Protect, Dispute Resolve, Account Secure and PSD2 Optimize, provides our sales teams with multiple entry-points into the ecommerce market, which is designed to create a continuous sales motion and increased merchant coverage.
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
The Riskified brand is central to our business strategy, and we believe that maintaining, protecting and enhancing the Riskified brand is important to expanding our business. As of December 31, 2024, we held four registered trademarks in the United States and thirty-two registered trademarks in foreign jurisdictions, including registrations of RISKIFIED, eConfidence and the Riskified logos. As of December 31, 2024, we had applied for one additional trademark registration in foreign jurisdictions.
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
Government Regulation
As with any company operating in our field, we grapple with a growing number of local, national and international laws and regulations. These laws are often complex, sometimes contradict other laws, and are frequently evolving. Laws may be interpreted and enforced in different ways in various locations around the world, posing a significant challenge to our global business. This ambiguity includes laws and regulations possibly affecting our business, such as those related to data privacy and security, pricing, taxation, intellectual property ownership and infringement, anti-money laundering, anti-corruption, product liability, consumer protection, financing, payment authentication, artificial intelligence, machine learning, economic and financial sanctions, trade embargoes, and export control. Changes to such laws and regulations could cause us or third-party partners on which we rely to incur additional costs and change our or their respective business practices in order to comply. See “— Data Protection and Privacy”, “—Anti-Corruption and Sanctions” and “—Artificial Intelligence” for further discussion related to the impact of government regulation on our business.
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
In the EEA and UK, we are also subject to the EU GDPR and the UK GDPR, as well as national legislation supplementing the GDPR and the UK GDPR. The GDPR implements stringent operational requirements regarding, among others, data use, sharing and processing, data breach notifications, data subject rights and cross- border data transfers. In relation to data transfers to the US, the EU-US Data Privacy Framework, the successor of the EU-US Privacy Shield entered into effect in July 2023, and the UK has enacted the UK extension to the EU-US Data Privacy Framework to facilitate EU-US and UK-US data transfers, respectively.
Further, following Brexit, the UK government has indicated its intention to diverge from the EU’s privacy framework. These prospective changes are yet to be confirmed in law but may require us to make changes to our data privacy compliance operations and/ or to our business practices and may result in substantial costs, which in turn may compromise our growth strategy and otherwise adversely affect our business.
The EU GDPR and UK GDPR impose significant penalties for non-compliance (up to EUR 20 million for the most serious breaches of the EU GDPR, or GBP 17.5 million in the case of the UK GDPR or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher).
We are also subject to evolving EU and UK privacy laws on cookies, tracking technologies and e-marketing. In the EU and UK, informed consent is required for the placement of certain cookies or similar tracking technologies on an individual’s device and for direct electronic marketing. Consent is tightly defined and includes a prohibition on pre-checked consents and a requirement to obtain separate consents for each type of cookie or similar technology. Recent European court and regulator decisions are driving increased attention to cookies and similar tracking technologies.
On December 16, 2020, the European Union published a new cybersecurity strategy which aims at adapting online and offline security requirements in response to growing interconnectedness and digitization. In December 2022, the Directive (EU) 2022/2555 of the European Parliament and of the Council of December 14, 2022 on measures for a high common level of cybersecurity across the Union, amending Regulation (EU) No 910/2014 and Directive (EU) 2018/1972, and repealing Directive (EU) 2016/1148, or the NIS 2 Directive, was published in the official journal of the European Union. As EU Member States were required to adopt the NIS 2 Directive into national law by October 17, 2024, however, not all of them have done this yet, so it is difficult to assess the impact on our business or operations, but it may require us to modify our cybersecurity practices and policies and we could incur substantial costs as a result.
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

We are also subject to the CCPA, which, among other things, gives California residents (which may include any of our current or future employees who may be California residents) rights over their Personal Information, including rights to opt out of certain Personal Information sharing/selling and requires in-scope business to provide California residents detailed information about how their Personal Information is used and disclosed. The CCPA provides for civil penalties for violations, as well as a private right of action certain for data breaches. Similar laws coming into effect in numerous other U.S. states, the potential for adoption of a comprehensive U.S. federal data privacy law, and new legislation in international jurisdictions may continue to change the data protection landscape globally and could result in us expending considerable resources to meet these requirements.
Additionally, in China, we are subject to the CSL, DSL, PIPL and other data-related regulations, such as the Cybersecurity Review Measures. The CSL requires certain network operators and service providers to, among other things, take necessary measures to safeguard the operation of networks and imposes certain additional requirements on CIIOs. The DSL provides for data security and privacy obligations on entities and individuals carrying out data processing activities, including but not limited to the collection, storage, use, processing, transmission, provision, and public disclosure of data. The DSL also requires data processors to establish and improve a whole-process data security management system, organize data security education and training, and take corresponding technical measures and other necessary measures to safeguard data security. The DSL requires a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information. Under the Cybersecurity Review Measures, a network platform operator who possesses personal data of more than one million users is required to apply for a cybersecurity review before listing in a foreign country, and the competent governmental authorities may initiate a cybersecurity review if they deem certain network products or services or data processing activities to affect national security. Network platform operators are not defined but are understood to be broadly interpreted to include all network platform operators or service providers, thus providing for a broad application. A mandatory cybersecurity review is likely to prolong the timeline of any contemplated listing abroad and increase the regulatory burden on entities that are subject to this requirement. The PIPL became effective on November 1, 2021. Notably, the PIPL, similar to the GDPR, applies extra-territorially and reiterates the circumstances under which a personal information processor may process personal information, such as when (i) the individual’s consent has been obtained; (ii) the processing is necessary for the performance of a contract to which the individual is a party; (iii) the processing is necessary to fulfil statutory duties and statutory obligations; (iv) the processing is necessary to respond to public health emergencies or protect the life, health and property safety of natural persons under emergency circumstances; (v) the personal information that has been made public is processed within a reasonable scope in accordance with the PIPL; (vi) personal information is processed within a reasonable scope to conduct news reporting, public opinion-based supervision, and other activities in the public interest; or (vii) under any other circumstance as provided by any law or regulation. Failure to comply with PIPL can result in fines of up to RMB 50 million or 5% of the prior year’s total annual revenue for the personal information processor and/or a suspension of services or data processing activities. Other potential penalties include a fine of up to RMB 1 million on the person in charge or directly-responsible personnel and, in serious cases, individuals and entities may be exposed to criminal liabilities under other local Chinese law, such as the Criminal Law of the People’s Republic of China. The PIPL also prohibits personnel responsible for violations of the PIPL from holding high level management or data protection officer positions in relevant enterprises. The CSL, DSL and PIPL also impose certain data localization requirements on CIIOs, important data processors and organizations that process personal information above a certain threshold, unless an exemption applies. Furthermore, the national regulators, namely the Cybersecurity Administration of China and the State Administration of Market Regulation, have continued to issue new guidance and requirements for the processing of personal data. As the introduction of new compliance requirements that occur on an ongoing basis typically apply with immediate effect, they may lead to additional costs and may require further changes to our compliance operations. See Item 3.D. “Risk Factors —Risks Related to our Business and Industry—Compliance with continuously evolving privacy laws and regulations, including laws and regulations governing processing of personal information, including payment card data, and our actual or perceived failure to comply with such laws and regulations may result in significant liability, negative publicity, and/or erosion of trust and could have an adverse effect on our revenues, our results of operations and financial condition.”
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

Artificial Intelligence
Our business heavily relies on artificial intelligence, machine learning and automated decision making, and the regulatory framework for this technology is rapidly evolving. Many federal, state and foreign government bodies and agencies have introduced or are currently considering additional laws and regulations governing the use of such technologies. These additional laws may limit our ability to use these technologies for our business, require us to expend additional resources to be in compliance, or require us to adapt our business practices to comply. In the United States, there has been uncertainty regarding the applicable regulations that will apply to the development and use of AI technologies. For instance, the Trump administration has rescinded an executive order relating to the development of AI technologies that was previously implemented by the Biden administration. The Trump administration then issued a new executive order that, among other things, requires certain agencies to review, develop and submit to the president action plans to “sustain and enhance America’s global AI dominance”, and to specifically review and if possible rescind rulemaking taken pursuant to the rescinded Biden executive order. Thus, the Trump administration may continue to rescind other existing federal orders and/or administrative policies relating to artificial intelligence technologies, or may implement new executive orders and/or other rule making relating to AI technologies in the future. Additionally, new laws regulating artificial intelligence – in particular generative artificial intelligence, algorithmic recommendation and deep synthesis technologies - have been enacted in China, and in August 2024, the European Union’s EU AI Act entered into force, establishing a comprehensive, legal framework for the regulation of artificial intelligence systems across the EU. The majority of obligations under the EU AI Act will apply from August 2026, and once fully applicable, the EU AI Act will have a material impact on the way artificial intelligence is regulated in the EU, including requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, general purpose artificial intelligence and foundation models. There is also an increase in litigation in a number of jurisdictions, including the United States, relating to the development, security and use of artificial intelligence. See Item 3.D. “Risk Factors—Risks Related to our Business and Industry—As the regulatory framework for machine learning technology and artificial intelligence evolves, including with respect to unintentional bias and discrimination, our business, financial condition, and results of operations may be adversely affected.”
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
Social
“Riskified Cares” is our in-house program encompassing social responsibility programs including, community outreach, sustainability and inclusion and belonging:
•Inclusion & Belonging: Our mission is to empower businesses to unleash ecommerce growth by outsmarting risk. We focus on maximizing our merchants’ success, because when they succeed, we succeed. In order to deliver on this mission, we believe it is important to employ a workforce that embodies diversity of background, thought, experience, skill, qualification and perspective to expertly assist our diverse merchant base, who also possess these characteristics.
We are committed to building an inclusive talent base, while attracting and retaining the brightest and most talented individuals from a range of backgrounds.
We support identity-based communities through our RiskiPride (LGBTQ+) and Women at Riskified networks. These groups are open to all and organize social, professional and educational events for members and allies.
In addition, we believe personal and professional growth are imperative to the well-being of our employees. We have a dedicated Learning & Development team that develops and facilitates learning and growth initiatives which provide our employees with opportunities to acquire new skills and to develop through exploration, experience and learning. For example, we offer Inclusion & Belonging-focused learning and development programs, such as Inclusivity Training for our Recruiting team, Inclusion & Belonging Workshops for our Human Resources team and Working Globally workshops for all employees. To promote professional development we also offer Resilience and Stress Management workshops, Time Management workshops and programs based on the “DiSC” model, which explore unique behavioral preferences and how they can impact interactions between colleagues. Finally, to promote career pathing, we offer programs designed to develop management and leadership skills and to help promote employee engagement. These include a Manager Orientation Program, Manager Accelerator Program, Managerial Skills workshops and peer learning and mentorship initiatives.
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
•Community Outreach: We are focused on social matters that impact our people and the communities in which they live. We recognize and respect our employees’ passion for engaging with their local communities, and actively encourage and facilitate this engagement. For example, we have established “Riskified Cares Community Outreach”, which is a robust program that enables employees to give back to the communities in which they live and work by volunteering on company time. Additionally, we have participated in a number of relief initiatives following the events of October 7, 2023, including company and employee donations to Israeli not-for-profit organizations, supporting mental health and emotional support initiatives for affected families and providing opportunities for our employees to take part in numerous volunteer projects. For the year ended December 31, 2024, our employees volunteered approximately 1,200 hours across 40 different not-for-profit organizations.
Governance
We seek to uphold corporate governance practices that align with our core values and protect the interests of our stakeholders, including our shareholders, merchants, employees and communities.
Our Board of Directors has appointed audit, compensation and nominating and governance committees, all guided by committee charters delegating key responsibilities. The roles of each committee are set forth elsewhere in this Annual Report. We have adopted Corporate Governance Guidelines and other key policies, including a Code of Business Conduct and Ethics, an Anti-Corruption Compliance Policy, and a Whistleblower Policy. See Item 6.C. “Board Practices—Corporate Governance Practices.”
C. Organizational Structure
The legal name of our company is Riskified Ltd. and we are organized under the laws of the State of Israel.
Our subsidiaries as of December 31, 2024, are set forth in the table below. Each subsidiary is 100% owned directly by Riskified Ltd.

Name of Subsidiary	Place of Incorporation
Riskified, Inc.	Delaware, USA
Riskified (Shanghai) Information Technology Co., Ltd	Shanghai, People’s Republic of China
Riskified (Japan) K.K.	Japan
D. Property, Plants, and Equipment
Our principal facilities are located in Tel Aviv in Israel and in New York City in the United States and consist of an aggregate of approximately 9,510 square meters (approximately 102,350 square feet) of leased office space, which includes approximately 2,490 square meters (approximately 26,830 square feet) of space that we sublease to other tenants. In 2022, we completed a build-out of our Tel Aviv office. See Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a discussion of costs incurred during the periods presented relating to the expansion and improvement of our facilities.
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
Certain information called for by this Item 5, including a discussion of the year ended December 31, 2022 compared to the year ended December 31, 2023 has been reported previously under Item 5 “Operating and Financial Review and Prospects” in our Annual Report for the fiscal year ended December 31, 2023, filed with the SEC on March 6, 2024.
Company Overview
Our mission is to empower businesses to unleash ecommerce growth by outsmarting risk. We have built a next-generation AI-powered ecommerce risk intelligence platform that allows online merchants to create trusted relationships with consumers. Leveraging machine learning that benefits from data from a global merchant network, our platform identifies the individual behind each online interaction, helping merchants—our customers—eliminate risk and uncertainty from their business. Our AI-powered fraud management and risk intelligence platform is designed to help our merchants maximize revenue and profit to allow them to provide superior online shopping experiences for consumers.
We believe legacy ecommerce fraud platforms and rules-based, in-house solutions are frequently slow, inaccurate, expensive and inflexible. They can often produce the wrong decision—by rejecting good transactions or accepting fraudulent ones—which causes merchants to either lose revenue or incur unnecessary expenses in the form of chargebacks and other fees. We believe these slow manual processes produce poor online shopping experiences that lead to abandoned shopping carts. Additionally, this outdated infrastructure may prevent merchants from adapting to fast-changing consumer preferences and fraud techniques.
Our AI-powered ecommerce risk intelligence platform is built to solve these problems with proprietary machine learning models that drive an automated decisioning engine. We have designed our platform to be fast, accurate, scalable, and cost-effective. Our platform supports our core Chargeback Guarantee product—which optimizes merchant approval rates—as well as our other products that mitigate similar and adjacent ecommerce risks for those same merchants, including Policy Protect, Dispute Resolve, Account Secure and PSD2 Optimize.
All of our products are designed to enable merchants to generate additional revenue or cost savings, while improving the online shopping experience for consumers. See Item 4.B. “Business Overview” for further information on our products.
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
The fee we charge our merchants is a risk-adjusted price, which is expressed as a percentage of the GMV that we approve. This fee, which is established at contract inception, varies by merchant based on a variety of inputs, including the type of merchant, the order population, historical fraud levels, the risk level of the end market (including industry and geographic region), the percentage of GMV we review from the merchant, and the guaranteed approval rates we agree to provide. When our merchants ask us to review transactions from end markets that carry higher risk, we may charge higher fees to help offset the increased likelihood of receiving a chargeback. We may charge merchants for products, other than our Chargeback Guarantee product, based on alternative pricing models, such as a subscription fee or a fee per transaction.
If an approved transaction that we have guaranteed results in an eligible chargeback, we will reimburse the merchant for the amount of the lost sale. In this situation, we record a chargeback expense in cost of revenue and typically reimburse the merchant in the form of credits on future invoices. We have established processes that are designed to help us manage our overall chargeback exposure and control realized chargeback expenses within predetermined budget levels. We do this primarily by controlling the transactions we approve and assessing the cost-benefit of our approvals. Our models are trained on a large and diverse population of historical transactions accumulated since our founding. Combined with the short-term duration of our chargeback portfolio, the dynamic feedback loops in our business model ensure our training sets are constantly updated, thereby increasing the accuracy of our AI-powered ecommerce risk intelligence platform. We supplement our models with offline tools that are designed to quickly detect different types of anomalies and gaps in our models. We also adjust our approval rates in real time as we detect riskier order populations. Finally, our chargeback expenses typically become less volatile over time as we scale. As of December 31, 2024, our portfolio of potential chargeback liabilities was diversified across a wide variety of industries, hundreds of merchants and millions of individual transactions.
Using our proprietary AI-powered ecommerce risk intelligence platform, data assets, and scaled merchant network, we are able to control the chargeback expenses we incur, as evidenced by our ability to maintain our annual CTB Ratio between 37% and 41% for the past four years. We use the annual CTB Ratio to evaluate the performance of our business operations and the effectiveness of our models. We believe that CTB Ratio is best analyzed on an annualized basis, rather than quarterly, as individual quarters may fluctuate due to a number of factors, including changes in the mix of our merchant industry and geographic base, the risk profile of orders approved in the period, and technological improvements in the performance of our models.
Factors Affecting Our Performance
We believe that our future performance is broadly correlated with global ecommerce trends and will depend on many factors, including the following:
•Chargeback liability shift rules and regulations and adoption of alternative payment methods: Our revenues are primarily derived from ecommerce merchants that bear the liability for fraud-related chargebacks. The adoption, implementation or evolution of laws and regulations, including card scheme rules has or may in the future result in the shift of liability for certain categories of transactions away from merchants and on to other participants in the payments chain. Further, alternative ecommerce payment methods (“APM”) such as “buy now pay later”, cryptocurrencies or “digital wallet” style products such as Apple Pay, Google Pay, and PayPal may be less susceptible to fraud than traditional payment methods. These APMs may include native fraud management features, sit outside of the broader chargebacks regime or allow liability for online transactions to be shifted away from merchants. The evolution of chargeback liability shift laws and regulations, including card scheme rules, and the emergence of APMs may alter our customer base or the demand for our products, or the GMV available for us to review.
•Technology leadership and product development: We intend to continue to invest in enhancing our AI-powered ecommerce risk intelligence platform by developing new products, features, and functionality to maintain our technology leadership. Our ability to innovate is a byproduct of our exceptionally deep technology integrations across a variety of merchant systems. The depth of our integrations allows us to collect and analyze complex transaction data and behavior patterns across our merchant network. We use this data to continuously train our machine learning models as well as to develop new products that solve new and different merchant challenges. If revenue contribution from products with take rates and margin profiles that differ from Chargeback Guarantee increases, our revenue growth rates and gross margin profile may change. Similarly, ongoing refinements or changes to our pricing and product bundling strategies and practices, including in response to competitive pressures and trends, may result in changes to our financial performance in the future.
•GMV Growth: Our effectiveness in retaining and expanding our existing merchant base, as measured by Net Dollar Retention, is a critical component of our ability to drive growth. Our Net Dollar Retention rate for 2024 was 96%. Acquisition of new merchants in new and diverse industries and geographies is also an important component of our growth as we strive to reduce our dependence on the performance of select merchants, industries and geographies. Our GMV, as compared to global ecommerce GMV calculated by eMarketer, accounted for approximately 2% of global ecommerce GMV for the year ended December 31, 2024, leaving significant room for our merchant network to continue to grow.
•Macroeconomic Environment: We regularly monitor macroeconomic trends and events that may have a material impact on our business, financial condition, and results of operations, and the financial condition of our merchants. These include global conflicts, international relations, recessionary indicators, inflation rates, trade policies and tariffs, and interest rates. Challenging macroeconomic conditions may result in reduced consumer spending, risk of merchant bankruptcies or business failures, and foreign currency exchange fluctuations, which may adversely impact our business. In addition, changes in the global trade environment, including new or increased tariffs imposed by the U.S. or any resulting retaliatory trade actions by other governments, could materially increase our merchants’ costs, which in turn may increase the costs of consumer goods and reduce our merchants’ ecommerce transaction volume. We believe that our diversified merchant portfolio and other risk management initiatives assist in mitigating the effects that these macroeconomic events can have on our business.
Key Performance Indicators and Non-GAAP Financial Measures
In addition to financial measures determined in accordance with GAAP, we use the following key performance indicators and non-GAAP financial measures to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections, develop internal annual operating budgets, and make strategic decisions. By providing these non-GAAP financial measures together with a reconciliation to the most comparable GAAP measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives. Changes in our key performance indicators may not correspond with equivalent changes in our revenue.

	Year Ended December 31,
	2024	2023	2022
	(in thousands, except where indicated, unaudited)
Gross merchandise volume (in millions)	$141,198	$123,106	$105,570
Revenue	$327,516	$297,610	$261,247
Gross Profit	$170,939	$152,519	$135,097
Non-GAAP Gross Profit	$173,562	$155,026	$136,602
Gross Profit Margin	52%	51%	52%
Non-GAAP Gross Profit Margin	53%	52%	52%
Net Profit (Loss)	$(34,922)	$(59,035)	$(104,705)
Adjusted EBITDA	$17,194	$(8,490)	$(37,076)
Net Cash Provided By (Used In) Operating Activities	$39,696	$7,279	$(26,252)
Free Cash Flow	$39,059	$5,924	$(34,264)

Gross Merchandise Volume
We assess the growth in transaction volume using GMV, which represents the gross total dollar value of orders reviewed through our AI-powered ecommerce risk intelligence platform during the period indicated, including the value of orders that we did not approve. GMV is an indicator of the success of our merchants and the scale of our platform. GMV does not represent transactions successfully completed on our merchants’ websites or revenue earned by us, however, our revenue is directionally correlated with the level of GMV reviewed through our platform and is an indicator of future revenue opportunities. We generate revenue based on the portion of GMV we approve multiplied by the associated risk-adjusted fee.
For the portion of GMV we do not approve and on which we do not generate revenue, for example, GMV associated with declined orders, the underlying data for those transactions is valuable for us to enrich our database and enhance our models. GMV may fluctuate in future periods due to a number of factors, including global macroeconomic conditions, changes in the number and mix of merchants on our AI-powered ecommerce risk intelligence platform, product mix, the level of penetration within our merchant base, and our ability to retain our existing merchant base.
Non-GAAP Financial Measures
We define non-GAAP gross profit and adjusted EBITDA, which are non-GAAP measures of financial performance, as gross profit and net profit (loss), respectively, adjusted for, as applicable, depreciation and amortization (including amortization of capitalized internal-use software as presented in our statement of cash flows), share-based compensation expense, payroll taxes related to share-based compensation, litigation-related expenses, restructuring costs, provision for (benefit from) income taxes, other income (expense) including foreign currency transaction gains and losses and gains and losses on non-designated hedges, and interest income (expense). Non-GAAP gross profit margin represents non-GAAP gross profit expressed as a percentage of revenue.
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
•Litigation-related expenses: We exclude costs associated with the legal matter previously disclosed in Item 8.A. “Legal and Arbitration Proceedings” in our Form 20-F for the year ended December 31, 2023, as filed with the SEC on March 6, 2024, as such costs are not reflective of costs associated with our ongoing business and operating results and are viewed as unusual and infrequent.
•Restructuring costs: We exclude costs associated with reductions in force because these costs are related to one-time severance and benefit payments and are not reflective of costs associated with our ongoing business and operating results and are viewed as unusual and infrequent.
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
These non-GAAP measures should not be construed as an inference that our future results will be unaffected by unusual or other items. Our non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation or as an alternative to, or superior to, any measure derived in accordance with, GAAP. Other companies, including companies in our industry, may calculate similarly titled non-GAAP financial measures differently or not at all, which reduces their usefulness as a comparative measure. Some of the limitations are:
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

Non-GAAP Gross Profit and Non-GAAP Gross Profit Margin
The following table presents a reconciliation of our gross profit and gross profit margin, the most directly comparable U.S. GAAP measure, to non-GAAP gross profit and non-GAAP gross profit margin for each of the periods presented:

	Year Ended December 31,
	2024	2023	2022
	(in thousands, except where indicated, unaudited)
Revenue	$327,516	$297,610	$261,247
Cost of revenue	156,577	145,091	126,150
Gross Profit	170,939	152,519	135,097
Share-based compensation expense included within cost of revenue	765	770	621
Depreciation and amortization included within cost of revenue	1,685	1,726	880
Payroll taxes related to share-based compensation included within cost of revenue	17	11	4
Restructuring costs	156	—	—
Non-GAAP Gross Profit	$173,562	$155,026	$136,602

Gross profit margin	52%	51%	52%
Non-GAAP Gross Profit Margin	53%	52%	52%
Adjusted EBITDA
The following table presents a reconciliation of net profit (loss), the most directly comparable GAAP measure, to adjusted EBITDA for each of the periods presented:

	Year Ended December 31,
	2024	2023	2022
	(in thousands, unaudited)
Net profit (loss)	$(34,922)	$(59,035)	$(104,705)
Provision for (benefit from) income taxes	6,419	5,798	6,042
Interest (income) expense, net	(20,167)	(22,775)	(10,180)
Other (income) expense, net	818	(837)	(505)
Depreciation and amortization	4,881	5,100	4,274
Share-based compensation expense	57,831	62,410	67,467
Payroll taxes related to share-based compensation	563	459	219
Litigation-related expenses	1	390	312
Restructuring costs	1,770	—	—
Adjusted EBITDA	$17,194	$(8,490)	$(37,076)

Free Cash Flow
The following table presents a reconciliation of net cash provided by (used in) operating activities, the most directly comparable GAAP measure, to free cash flow for each of the periods presented:

	Year Ended December 31,
	2024	2023	2022
	(in thousands, unaudited)
Net cash provided by (used in) operating activities	$39,696	$7,279	$(26,252)
Purchases of property and equipment	(637)	(1,355)	(6,126)
Capitalized software development costs	—	—	(1,886)
Free Cash Flow	$39,059	$5,924	$(34,264)
Components of Results of Operations
Revenue
We primarily generate revenue from our Chargeback Guarantee service which provides merchants access to our AI-powered eCommerce risk intelligence platform that is standing ready to review and guarantee eCommerce transactions for legitimacy. Our Chargeback Guarantee merchants pay us a percentage of every dollar of the gross merchandise volume, or GMV, that we approve and guarantee on their behalf. Our fee, as determined by our risk-based pricing model, in these situations is a percentage of the GMV of our merchants’ orders that we approve, prior to taxes or other charges. These arrangements do not provide merchants with the right to take possession of our software platform. Rather, merchants are granted continuous access to our software platform under a hosting arrangement over the contractual period.
Contracts with our merchants for our Chargeback Guarantee product obligate us to stand ready to review and guarantee eCommerce transactions for legitimacy. In the event of a chargeback due to fraud, we indemnify merchants based on the GMV of the approved transaction. Our fee is allocated between the consideration for our stand ready review service performance obligation accounted for under ASC 606 and the consideration for issuing indemnification guarantees that are accounted for under ASC 460 and are recorded at fair value. Consideration allocated to our review service is recognized as revenue over the contract period in the month that the transactions are approved while consideration allocated to the indemnification guarantee is recognized as we are released from risk under the guarantee, generally over a six-month period from the date of the transaction. Certain other contracts obligate us to stand ready to review eCommerce transactions for legitimacy without providing a guarantee. We have determined that these contracts meet the variable consideration allocation exception and revenue is recognized over the contract period in the month that the transactions are approved.
We present revenue net of cancellations and adjustments for minimum service level agreements.
Cost of Revenue
Cost of revenue primarily consist of chargeback expenses, net of chargebacks won, and other expenses related to providing our services to our merchants. These other expenses include compensation and benefits related costs, including share-based compensation expense associated with teams integral in providing our service, hosting fees and software costs, data enrichment costs, payment processing fees, amortization of capitalized software development costs and deferred contract fulfillment costs, depreciation expense, and allocated overhead. For products that offer guarantees of past performance, such as our Chargeback Guarantee, we provide contractual guarantees around the accuracy of our approvals so that our merchants can confidently automate a transaction’s execution. If an approved transaction that we have guaranteed results in an eligible chargeback, we will reimburse the merchant for the amount of the lost sale. In this situation, we record a chargeback expense in cost of revenue and typically reimburse the merchant in the form of credits on future invoices. Chargeback claims can be disputed and if the decision of the dispute concludes that the order was legitimate and not fraudulent, the chargeback is classified as chargeback won. We present chargeback expenses net of chargebacks won, since such amounts are refunded to us.
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
Operating Expenses
Our operating expenses consist of research and development, sales and marketing, and general and administrative expenses. Compensation and benefits related costs are the most significant component of operating expenses and consists of salaries and benefits, share-based compensation expense, sales commissions, and other employee benefit costs. Operating expenses also primarily include third-party hosting fees and software costs, professional service fees, overhead costs including rent and utilities, marketing and advertising related costs, and depreciation expense. For 2025, we expect that our cost reduction efforts will drive decreases in operating expenses as a percent of revenue, however there may be fluctuations on a quarterly basis.
Research and Development
Research and development expenses primarily consist of compensation and benefits related costs, including share-based compensation expense associated with research and development teams that are responsible for the design, development, and testing of our AI-powered ecommerce risk intelligence platform infrastructure, including expenses associated with adding new features, increasing the functionality, and enhancing the usability of our platform. Research and development expenses also include investments we are making in new products, as well as third-party hosting fees and software costs used by our research and development teams, allocated overhead costs, and depreciation expense.
Sales and Marketing
Sales and marketing expenses primarily consist of compensation and benefits related costs, including share-based compensation expense directly associated with our sales and marketing teams. Sales and marketing costs also consists of costs associated with conferences, events, digital marketing and advertising programs, commissions, depreciation expense, and allocated overhead.
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
A.Operating Results
The following section discusses our financial condition and results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023. For a discussion of our financial condition and results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022, refer to Item 5. “Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on March 6, 2024.
The following tables set forth selected consolidated statements of operations data and such data as a percentage of total revenue for each of the periods presented:

	Year Ended December 31,
	2024	2023	2022
	(in thousands)
Revenue	$327,516	$297,610	$261,247
Cost of revenue(1)(2)	156,577	145,091	126,150
Gross profit	170,939	152,519	135,097
Operating expenses:
Research and development(1)(2)	68,065	71,577	72,014
Sales and marketing(1)(2)	86,389	88,441	88,438
General and administrative(1)(2)	64,337	69,350	83,993
Total operating expenses	218,791	229,368	244,445
Operating profit (loss)	(47,852)	(76,849)	(109,348)
Interest income (expense), net	20,167	22,775	10,180
Other income (expense), net	(818)	837	505
Profit (loss) before income taxes	(28,503)	(53,237)	(98,663)
Provision for (benefit from) income taxes	6,419	5,798	6,042
Net profit (loss)	$(34,922)	$(59,035)	$(104,705)
_______________
(1)Includes share-based compensation as follows:

	Year Ended December 31,
	2024	2023	2022
	(in thousands)
Cost of revenue	$765	$770	$621
Research and development	13,061	13,152	10,005
Sales and marketing	18,506	19,420	18,253
General and administrative	25,499	29,068	38,588
Total share-based compensation expense	$57,831	$62,410	$67,467
(2)Includes depreciation and amortization (including amortization of capitalized internal-use software) as follows:

	Year Ended December 31,
	2024	2023	2022
	(in thousands)
Cost of revenue	$1,685	$1,726	$880
Research and development	1,473	1,566	1,581
Sales and marketing	973	1,025	1,013
General and administrative	750	783	800
Total depreciation and amortization	$4,881	$5,100	$4,274

	Year Ended December 31,
	2024	2023	2022
Revenue	100%	100%	100%
Cost of revenue	48	49	48
Gross profit	52	51	52
Operating expenses:
Research and development	21	24	28
Sales and marketing	26	30	34
General and administrative	20	23	32
Total operating expenses	67	77	94
Operating profit (loss)	(15)	(26)	(42)
Interest income (expense), net	6	8	4
Other income (expense), net	—	—	—
Profit (loss) before income taxes	(9)	(18)	(38)
Provision for (benefit from) income taxes	2	2	2
Net profit (loss)	(11)%	(20)%	(40)%
Comparison of the Years Ended December 31, 2024 and 2023
Revenue

	Year Ended December 31,
	2024	2023	$ Change	% Change
	(dollars in thousands)
Revenue	$327,516	$297,610	$29,906	10%
The increase in revenue of $29.9 million, or 10%, was driven by an $18.1 billion, or 15% increase in GMV from $123.1 billion to $141.2 billion. Approximately $44.7 million of the increase in revenue was driven by new merchants onboarded to our platform in 2023 and 2024 primarily within our tickets and travel, food, and money transfer and payments verticals which grew by 17%, 40%, and 66%, respectively. This was offset by a net decrease of $12.3 million in revenue from existing merchants due to higher attrition primarily within our general retail and home verticals and continued organic declines, net of upsells, which contributed to our Net Dollar Retention Rate of 96%. The increase in revenue was also offset by $2.5 million relating to the recognition of the remaining unrecognized grant date fair value associated with warrants issued to a former customer whose SaaS agreement was terminated during the period.
Revenue attributable to issued indemnification guarantees that are accounted for under ASC 460 and included within the $29.9 million increase in revenue, increased by $8.9 million for the same reasons noted above. Revenue attributable to issued indemnification guarantees as a percentage of total revenue decreased slightly from 44% during 2023 to 43% during 2024 primarily due to improvements in our CTB ratio.
Cost of Revenue and Gross Profit Margin

	Year Ended December 31,
	2024	2023	$ Change	% Change
	(dollars in thousands)
Cost of revenue	$156,577	$145,091	$11,486	8%
Gross profit margin	52%	51%
The increase in cost of revenue of $11.5 million, or 8%, was primarily attributable to an increase of $9.9 million in net chargeback expenses that was driven primarily by continuing increases in GMV associated with merchants in our tickets & travel verticals and the onboarding of new merchants. There was also an increase of $1.6 million in hosting, software, and data enrichment costs.
Gross profit margin increased to 52% from 51% due to a decrease in our CTB Ratio. Our CTB ratio, which is a key driver of our gross profit margin, decreased to 40% from 41% and was primarily driven by improvements in our model performance, strategic risk management, and a 2023 isolated fraud event that did not recur in 2024, partially offset by new merchants onboarded to our platform and the merchant mix of our revenues.
Operating Expenses
Research and Development

	Year Ended December 31,
	2024	2023	$ Change	% Change
	(dollars in thousands)
Research and development	$68,065	$71,577	$(3,512)	(5)%
The decrease in research and development expenses of $3.5 million was primarily attributable to a decrease of $4.1 million in payroll and related costs including a decrease of $0.1 million in share-based compensation expense, a decrease of $0.4 million in overhead costs, and a decrease of $0.3 million in professional services fees all primarily driven by reductions in headcount and efforts to effectively reduce our operating expenses. These decreases were partially offset by an increase of $1.3 million in hosting fees and software costs.

Sales and Marketing

	Year Ended December 31,
	2024	2023	$ Change	% Change
	(dollars in thousands)
Sales and marketing	$86,389	$88,441	$(2,052)	(2)%
The decrease in sales and marketing expenses of $2.1 million was primarily attributable to a decrease of $3.8 million in payroll and related costs including a $0.9 million decrease in share-based compensation driven by reductions in headcount and equity awards containing performance and service-based vesting conditions. There was also a decrease of $0.5 million in overhead costs and a decrease of $0.4 million in marketing costs.
These decreases were partially offset by a $2.6 million increase in sales commissions expense inclusive of a $1.0 million impairment of capitalized sales commissions.
General and Administrative

	Year Ended December 31,
	2024	2023	$ Change	% Change
	(dollars in thousands)
General and administrative	$64,337	$69,350	$(5,013)	(7)%
The decrease in general and administrative expenses of $5.0 million was primarily attributable to a decrease of $5.6 million in payroll and related costs including a decrease of $3.6 million in share-based compensation expense primarily driven by reductions in headcount and equity awards granted to our Chief Executive Officer, including the Multi-Year Award. For further information on the Multi-Year Award, see Item 6.B. "Compensation". There was also a decrease of $1.1 million in overhead costs driven by reductions in leased office space.
These decreases were partially offset by a $1.7 million increase in other general and administrative expenses such as travel, software, and taxes.
Interest Income (Expense), Net

	Year Ended December 31,
	2024	2023	$ Change	% Change
	(dollars in thousands)
Interest income (expense), net	$20,167	$22,775	$(2,608)	(11)%

Interest income (expense), net decreased by $2.6 million, or (11)%, primarily due to decreases in global interest rates and a reduction in cash on hand due to our share repurchase program.
Other Income (Expense), Net

	Year Ended December 31,
	2024	2023	$ Change	% Change
	(dollars in thousands)
Other income (expense), net	$(818)	$837	$(1,655)	(198)%

Other income (expense), net decreased by $1.7 million primarily due to an increase of $1.9 million in losses from foreign currency transactions, partially offset by an increase of $0.7 million in net gains on non-designated hedging transactions. The increase in losses from foreign currency transactions and gains on non-designated hedging transactions are primarily due to movements in exchange rates between the U.S. Dollar, the Israeli Shekel, and the Euro. The remaining net decrease was driven by individually immaterial items.
Provision for (Benefit from) Income Taxes

	Year Ended December 31,
	2024	2023	$ Change	% Change
	(dollars in thousands)
Provision for (benefit from) income taxes	$6,419	$5,798	$621	11%
Provision for income taxes increased by $0.6 million, or 11%. We maintain a full valuation allowance on our Israeli and U.S. deferred tax assets resulting from carryforward tax losses, capitalized research and development expenses, and other reserves and allowances. The provision for income taxes increased primarily as a result of uncertain tax positions and change in valuation allowance. Our effective tax rate was (22.52)% and (10.89)% of our net profit (loss) before income taxes for the years ended December 31, 2024 and 2023, respectively. Our effective tax rate is affected by tax rates in foreign jurisdictions and the relative amounts of income we earn in those jurisdictions, as well as non-deductible share-based compensation, prior period adjustments, uncertain tax positions, and changes in our valuation allowance.
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
Our principal uses of cash have been related to investments in bank deposits, money market funds, and marketable debt securities, funding our operations, capital expenditures, and share repurchases. As of December 31, 2024, our principal sources of liquidity were cash, cash equivalents, and bank deposits of $376.1 million which were held for working capital purposes. Cash and cash equivalents consist of cash in banks, bank deposits, and money market funds. Short-term deposits consist of bank deposits with original maturities between 4 and 12 months and that mature within 12 months of the balance sheet date. In 2024, we earned $20.2 million of interest income from our bank deposits, money market funds, and marketable debt securities. We expect to continue to utilize bank deposits, money market funds, and other similar investment vehicles to generate returns on our capital in the future, however the amount of interest income we are able to earn may fluctuate from year-to-year as a result of, among other things, changes in global interest rates, changes in the terms of new bank deposits, and changes in our investment strategy.
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

We may in the future enter into arrangements to acquire or invest in complementary businesses, services, and technologies, including intellectual property rights. If we are unable to obtain adequate financing or financing on terms satisfactory to us or at all, when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited. In particular, inflation and sustained high interest rates across the global economy have resulted in, and may continue to result in, significant disruption of global financial markets, which may reduce our ability to access capital. If we are unable to raise additional funds when or on the terms desired or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, our business, financial condition and results of operation could be adversely affected. See Item 3.D. “Risk Factors — We may need additional capital, and we cannot be sure that additional financing will be available on favorable terms, if at all.”
Share Repurchase Program
As of December 31, 2024, our Board of Directors had approved a share repurchase program for the purchase of an aggregate of up to $225 million of our Class A ordinary shares (the “Repurchase Program”), of which approximately $153.6 million had been utilized. Under the Repurchase Program, we may make purchases of Class A ordinary shares from time-to-time in the open market, including through trading plans intended to qualify under Rule 10b5-1 under the Exchange Act, in privately negotiated transactions or by other means in accordance with U.S. federal securities laws. The timing, as well as the number and value of any shares repurchased under the program, will be determined at our discretion and will depend on a variety of factors, including management's assessment of the intrinsic value of our ordinary shares, the market price of our Class A ordinary shares, general market and economic conditions, available liquidity, alternative investment opportunities, and applicable legal requirements. The share repurchases will be funded from existing cash and cash equivalents. The Repurchase Program does not obligate us to acquire a particular amount of our Class A ordinary shares, and the Repurchase Program may be suspended, modified or discontinued at any time at our discretion and without prior notice.
For information on share repurchases made pursuant to the Repurchase Program during the year ended December 31, 2024, see Item 16E. “Purchase of Equity Securities by the Issuer and Affiliated Purchasers.”
Cash Flows
The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,
	2024	2023	2022
Consolidated Statements of Cash Flows Data:	(in thousands)
Net cash provided by (used in) operating activities	$39,696	$7,279	$(26,252)
Net cash provided by (used in) investing activities	$27,754	$251,559	$(210,012)
Net cash provided by (used in) financing activities	$(136,824)	$(9,314)	$3,855
Effects of exchange rates on cash, cash equivalents, and restricted cash	$(401)	$297	$(1,701)
Net increase (decrease) in cash, cash equivalents, and restricted cash	$(69,775)	$249,821	$(234,110)
Operating Activities
Our largest source of operating cash flows are from revenues we earn from our merchants offset by the reimbursement for chargebacks. Our largest uses of cash from operating activities are for compensation and benefits related costs, overhead costs including rent and utilities, hosting and software fees, professional service fees, and marketing and advertising related costs.
We reported net cash provided by operating activities of $39.7 million for the year ended December 31, 2024, compared to net cash provided by operating activities of $7.3 million for the year ended December 31, 2023, representing an increase of $32.4 million in net cash provided by operating activities.
The increase in operating cash inflows was primarily driven by improvements in net loss and the timing of working capital cash receipts and payments of approximately $30.3 million and decreases in cash outflows associated with foreign currency contracts of approximately $5.7 million. These changes were partially offset by decreases in interest received of approximately $3.5 million. The remaining change is due to individually insignificant items.
Investing Activities
Investing activities consists of investments in and maturities of short-term deposits and investments, and purchases and sales of property and equipment.
We reported net cash provided by investing activities of $27.8 million for the year ended December 31, 2024, compared to net cash provided by investing activities of $251.6 million for the year ended December 31, 2023, representing a decrease of $223.8 million in cash provided by investing activities. This decrease in cash provided by investing activities was primarily attributable to a decrease in maturities of short-term deposits of $337.0 million, partially offset by a decrease in purchases of short-term deposits of $55.0 million, a decrease of $29.1 million in purchases of short-term investments, and a decrease of $0.7 million in purchases of property and equipment.
Financing Activities
Financing activities consists of proceeds we receive from the exercise of stock options and payments made for the purchase of Class A ordinary shares pursuant to our Repurchase Program.
We reported net cash used in financing activities of $136.8 million for the year ended December 31, 2024, compared to net cash used in financing activities of $9.3 million for the year ended December 31, 2023, representing an increase of $127.5 million in cash used in financing activities. This increase was primarily driven by an increase of $127.9 million related to purchases of 27.0 million of our Class A ordinary shares pursuant to our Repurchase Program.
Material Cash Requirements for Known Contractual and Other Obligations
Leases
We have various non-cancelable operating leases for our corporate offices in Tel Aviv in Israel and in New York City in the United States. The leases for these facilities in Tel Aviv and New York City expire in 2031 and 2029, respectively, and we have options to renew these leases through 2036 and 2034, respectively. As of December 31, 2024, we had fixed future minimum lease payments of $31.0 million, of which $5.7 million is due in the next twelve months. We have no material plans to construct, expand, or improve facilities as of December 31, 2024.
Excluded from the future minimum lease payments discussed above is an unsecured and undated promissory note issued in December 2020 in connection with the execution of a lease agreement for an amount of $2.9 million as of December 31, 2024. The promissory note may only be withdrawn in the event of a material and fundamental breach of the lease agreement. The promissory note expires three months after the lease termination date in 2031. As of December 31, 2024, we were in full compliance of the terms and conditions of the promissory note, and the promissory note has not been withdrawn.

Other Obligations
In the normal course of business, we enter into non-cancelable purchase commitments with various parties primarily for hosting and software services. As of December 31, 2024, we had non-cancelable purchase obligations with a remaining term in excess of twelve months of $40.3 million, of which $14.0 million is due in the next twelve months. These purchase obligations are primarily related to third-party data center costs that are used to host our risk intelligence platform.
For more information on our operating leases, indemnification guarantees, and other commitments, refer to “Leases” in Note 8 and “Guarantees, Commitments, and Contingencies” in Note 9 of our consolidated financial statements included elsewhere in this Annual Report.
C. Research and Development, Patents and Licenses, etc.
Our research and development activities are primarily located in Israel. Research and development expenses primarily consist of compensation and benefits related costs, including share-based compensation expense associated with research and development teams that are responsible for the design, development, and testing of our AI-powered ecommerce risk intelligence platform infrastructure, including expenses associated with adding new features, increasing the functionality, and enhancing the usability of our platform. Research and development expenses also include investments we are making in new products, as well as third-party hosting fees and software costs used by our research and development teams, allocated overhead costs, and depreciation expense.
For the years ended December 31, 2024, 2023 and 2022, research and development costs accounted for approximately 21%, 24% and 28% of our total revenue, respectively. Research and development costs are expensed as incurred, except to the extent that such costs are associated with internal-use software that qualifies for capitalization.
D. Trend Information
Seasonality
Our revenue is correlated with the level of GMV that our merchants process through our AI-powered ecommerce risk intelligence platform. Our merchants typically generate the most GMV in the calendar fourth quarter, which includes Black Friday, Cyber Monday, the holiday season, and other peak events included in the ecommerce calendar, such as Chinese Singles’ Day and Thanksgiving. Our gross profit typically follows a similar trend. Approximately 29% and 28% of our annual revenue and 29% and 32% of our annual gross profit was earned in the fourth quarter for the years ended December 31, 2024 and 2023, respectively. We believe that similar seasonality trends will continue to affect our future performance.
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
Indemnification Guarantees
We provide contractual guarantees around the accuracy of our approvals so that our merchants can confidently automate a transaction’s execution. Our Chargeback Guarantee contracts obligate us to indemnify our merchants for any costs incurred from a chargeback due to fraud (i.e., the “guarantee obligation”). Accordingly, we account for the guarantee obligation as an indemnification under the general provisions of ASC 460, Guarantees, or ASC 460, and recognize a liability at fair value upon approving a transaction at an amount that represents what we would need to pay a third party to relieve ourselves from this obligation.
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
The effect of a hypothetical 10% change in the inputs and assumptions would impact our cost of revenue by approximately 0% to negative 2%. Refer to Note 9 of our consolidated financial statements included elsewhere in this Annual Report for additional information.
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
Sales commissions for initial contracts are amortized on a straight-line basis over an estimated period of benefit of four years. We determine the period of benefit for sales commissions by taking into consideration the estimated customer life, technological life of our software, and other factors. These factors involved in the determination of the period of benefit include inherent uncertainties and the application of significant judgment. Sales commissions for renewal contracts are not commensurate with sales commissions for initial contracts and are deferred and then amortized on a straight-line basis over the renewal term. The effect of a hypothetical one year decrease in the amortization period would have increased our sales and marketing expenses by approximately $0.9 million.
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
To the extent we prevail in matters for which liabilities have been established, or are required to pay amounts in excess of our liabilities, our effective income tax rate in a given period could be materially impacted. An unfavorable income tax settlement may require the use of cash and result in an increase in our effective income tax rate in the year it is resolved. A favorable income tax settlement would be recognized as a reduction in the effective income tax rate in the year of resolution. Refer to Note 12 of our consolidated financial statements included elsewhere in this Annual Report for additional information.

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
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
Executive Officers and Directors
The following table sets forth the name and position of each of our executive officers and directors as of the date of this Annual Report:

Name	Age	Position
Executive Officers
Eido Gal	39	Co-Founder, Chief Executive Officer, Director
Assaf Feldman	53	Co-Founder, Chief Technology Officer, Director
Aglika Dotcheva	49	Chief Financial Officer
Ravi Kumaraswami	58	President of Worldwide Field Operations

Directors
Erez Shachar(1)(2)*	61	Director
Eyal Kishon(1)(2)(3)*†	65	Director
Aaron Mankovski(3)*	68	Director
Tanzeen Syed(2)*	42	Director
Jennifer Ceran(1)(3)*	61	Director
David Meredith*	53	Director

(1)	Serves as a member of our Audit Committee.
(2)	Serves as a member of our Compensation Committee.
(3)	Serves as a member of our Nominating & Governance Committee.
*	Qualifies as independent under the NYSE listing standards for service on the board of directors.
†	Serves as lead independent director.
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
Tanzeen Syed has served on our board of directors since October 2019. Since July 2018, Mr. Syed has served as a Managing Director at General Atlantic, focusing on investments in General Atlantic’s Technology sector. Mr. Syed rejoined General Atlantic in July 2018 after also working there from 2006 to September 2013. Prior to rejoining General Atlantic, Mr. Syed served as a Director at Temasek, an investment company, from July 2015 until June 2018, where he led U.S. technology growth investments. Prior to that, Mr. Syed was a Vice President at Great Hill Partners L.P. from October 2013 to June 2015, where he focused on Internet and software growth investing. Mr. Syed currently serves as a director on the board of Kiwi.com, s.r.o., Panorama Education, Chess.com, Plusgrade, Inc., Flo Health and RunwayML, each of which are private portfolio companies of General Atlantic. Mr. Syed previously served on the board of directors of ContextLogic, Inc. (dba Wish), a public portfolio company of General Atlantic, and o9 Solutions, a private portfolio company of General Atlantic, and Soundcloud, ClassPass, Poshmark, and Sprinklr, none of which are portfolio companies of General Atlantic. Mr. Syed holds a B.A. in Economics and Political Science from Macalester College.
Jennifer Ceran has served on our board of directors since February 2021. Ms. Ceran served as the interim Chief Financial Officer for Klaviyo, Inc. from November 2021 to May 2022, the Chief Financial Officer and Treasurer for Smartsheet Inc. from September 2016 to January 2021 and the Chief Financial Officer of Quotient Technology Inc. from September 2015 to September 2016. From October 2012 to September 2015, Ms. Ceran served as the Treasurer and Vice President of Investor Relations at Box, Inc. Ms. Ceran held several roles at eBay Inc. from April 2003 to August 2012, including Vice President of Investor Relations and Corporate Financial Planning and Analysis and Treasurer. Ms. Ceran currently serves on the board of directors of several private and public companies, including Klaviyo, Inc. (NYSE: KVYO), NerdWallet Inc. (NASDAQ: NRDS), Flock Group Inc., Wyze Labs, Inc. and Mesh Payments Inc. Ms. Ceran holds a B.A. in Communications and French from Vanderbilt University and an M.B.A. from the University of Chicago Booth School of Business.
David Meredith has served on our board of directors since August 2024. Mr. Meredith previously served as the Chief Executive Officer of Boomi, Inc., a global enterprise software integration and automation platform, from December 2021 to December 2022 and as the Chief Executive Officer of Everbridge, Inc., a critical event management platform, from July 2019 to December 2021. Prior to that,

Mr. Meredith served as the Chief Operating Officer of Rackspace, Inc., a global managed cloud computing company, from November 2018 to June 2019, as the Chief Operating Officer and Chief Product Officer of Rackspace, Inc. from August 2017 to November 2018 and as the Group President of Rackspace, Inc. from May 2017 to August 2017. Mr. Meredith most recently served on the board of directors and as the chairperson of the compensation committee of SADA, Inc. and serves on the McIntire Advisory Board for the University of Virginia and has formerly served on the Boards of Boomi, Inc., Everbridge, Inc. and Tobin Center for the Performing Arts. Mr. Meredith holds a Bachelor of Business Administration (BBA) in Finance from James Madison University and a Master of Science (MS) in Management of Information Technology from the University of Virginia.
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
Aggregate Compensation of Office Holders
The aggregate compensation, including share-based compensation, paid by us and our subsidiaries to our directors and executive officers for the year ended December 31, 2024 was approximately $25.0 million. This amount includes deferred or contingent compensation accrued for such year (and excludes deferred or contingent amounts accrued for during the year ended December 31, 2023 and paid during the year ended December 31, 2024). This amount includes approximately $0.7 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel.
The following is a summary of the (a) salary expenses, (b) cash bonus expenses, (c) social benefit costs and (d) share-based compensation expenses of our five most highly compensated executive officers in 2024, or collectively the "Covered Executives." All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2024. U.S. dollar amounts indicated for compensation of our Covered Executives are in thousands of dollars.

	Salary Expense(1)	Cash Bonus Expense(2)	Social Benefit Cost(3)	Share-based Compensation Expense(4)
Mr. Eido Gal Co-Founder and Chief Executive Officer	$240	$48	$160	$11,297(5)
Mr. Assaf Feldman Co-Founder and Chief Technology Officer	$300	$150	$112	$2,209
Ms. Aglika Dotcheva Chief Financial Officer	$400	$240	$177	$2,971
Ms. Naama Ofek Arad(6) Chief Operating Officer	$191	$0	$46	$1,398
Mr. Ravi Kumaraswami President of Worldwide Field Operations	$425	$496	$178	$3,368

(1)	Salary Expense includes the gross salary paid to the Covered Executives.
(2)
Cash Bonus Expense includes cash bonuses and/or commissions paid to our Covered Executives upon compliance with predetermined performance parameters for services rendered in 2024. See “Bonus Plans” below.

(3)
Social Benefit Cost includes the social benefits paid by us on behalf of the Covered Executives, including convalescence pay, contributions made by the company to an insurance policy, 401(k) or a pension fund, work disability insurance, accrued vacation, severance, educational fund and payments for social security.

(4)	Share-based Compensation Expense reflects expenses we recognize in connection with share options and RSUs granted to our Covered Executives. See “Equity Awards” below.
(5)
Share-based Compensation Expense for Mr. Gal reflects, in part, the Multi-Year Award (defined below). In accordance with the terms of his shareholder approved compensation package, no equity awards were granted to Mr. Gal in 2024.

(6)	Ms. Ofek Arad resigned her role as Chief Operating Officer, for personal reasons, effective as of November 1, 2024.
Bonus Plans
We have a performance-based bonus plan that applies to our non-commission based employees, which includes each of the Company’s office holders, other than Mr. Kumaraswami. This plan is based on our overall financial performance as well as the evaluation of individual performance. The measurements can change from year to year, typically based on one or more financial parameters, and may contain discretionary components. The plan is designed to satisfy the requirements of our Compensation Policy for Executive Officers and Directors and, with respect to Mr. Gal and Mr. Feldman, is applied in a way that is consistent with their shareholder approved compensation packages. The plan is reviewed and approved by our compensation committee and board of directors annually, as is any bonus payment made to an office holder under the plan.
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
Equity Awards
Share Options
No share options were granted to our directors or executive officers in 2024. As of December 31, 2024, share options to purchase 837,454 Class A ordinary shares granted to our directors and executive officers were outstanding under our equity incentive plans at a weighted average exercise price of $2.72 per ordinary share.
The amounts underlying the share options granted to our office holders are expensed on a straight-line basis over the requisite service period which is generally four to five years.
Restricted Share Units

During the year ended December 31, 2024, our directors and executive officers were granted a total of 1,318,103 RSUs under our equity incentive plans. In accordance with the terms of Mr. Gal’s shareholder approved compensation package, no equity awards, including RSUs, were granted to our CEO in 2024. As of December 31, 2024, 7,885,273 RSUs granted to directors and executive officers were outstanding under our equity incentive plans, inclusive of the CEO Multi-Year Equity Award described below.
The amounts underlying the RSU awards granted to our Covered Executives that contain a performance-based vesting condition and a service-based vesting condition, will be expensed utilizing the accelerated attribution method over the requisite service period which is generally four to five years. As of December 31, 2024, the performance-based vesting condition underlying these awards (being the occurrence of our IPO in 2021) had been achieved and the service-based vesting condition underlying these awards had been partially achieved.
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
Certain Arrangements Upon Termination
Time-based equity awards granted to our Covered Executives are subject to a “double trigger” full acceleration vesting mechanism upon a change in control. That is, shares do not automatically vest upon a change in control, as vesting requires two triggers: (i) change in control, as well as (ii) termination of employment without “cause” or voluntary termination for “good reason”, in each case in connection with the change in control, and provided that such termination occurs in the three months prior to or the twenty-four months following such change in control. In addition, in the circumstances described above, our Covered Executives are entitled to receive severance payments in amounts equal to (i) two times their annual salary during the fiscal year in which the termination is effected, (ii) continuation for twenty-four months of health and social benefits, and (iii) 100% of their target bonus with respect to the fiscal year in which the termination is effected.
Upon termination of employment without “cause” or voluntary termination for “good reason”, not in connection with a change in control, our Covered Executives are each entitled to receive (a) partial acceleration, on a pro-rata per-tranche basis, of all unvested time-based equity awards, (b) six-months notice (or a cash payment in lieu of such notice), and (c) severance payments in amounts equal to (i) one times their annual salary during the fiscal year in which the termination is effected, and (ii) continuation for twelve months of health and social benefits.
Certain of the arrangements set forth above, may only apply to our chief executive officer and chief technology officer if approved by our shareholders at a meeting of our shareholders. Until such time as shareholder approval is obtained, our chief executive officer and our chief technology officer shall not participate in the above arrangements, and shall instead be entitled to receive the following in accordance with their previously approved compensation packages:
Time-based equity awards granted to our chief executive officer and chief technology officer are subject to a “double trigger” full acceleration vesting mechanism upon a Merger/Sale (as defined in the 2021 Share Incentive Plan). That is, shares do not automatically vest upon a Merger/Sale, as vesting requires two triggers: (i) Merger/Sale, as well as (ii) termination of employment without “cause” in connection with the Merger/Sale, provided that such termination occurs in the three months prior to or the twelve months following such Merger/Sale. In addition, in the circumstances described above, our chief executive officer and chief technology officer are each entitled to receive severance payments in amounts equal to (i) one times their annual salary during the fiscal year in which the termination is effected, (ii)

continuation for twelve months of health and social benefits, and (iii) a pro rata portion of their target bonus, if such bonus is earned with respect to the fiscal year in which the termination is effected.
Upon termination of employment, without “cause” or voluntary termination for “good reason”, not in connection with a Merger/Sale, our chief executive officer and chief technology officer are each entitled to receive severance payments in amounts equal to (i) one times their annual salary during the fiscal year in which the termination is effected, and (ii) continuation for twelve months of health and social benefits.
CEO Multi-Year Equity Award
In July 2021, our board of directors and shareholders granted to our chief executive officer, Mr. Gal, a multi-year equity award, comprising 3,993,440 RSUs (the “Multi-Year Award”). The grant date fair value of the Multi-Year Award, which is the amount of share-based compensation expense that we recognize, is primarily determined based on the share price on the date the award was granted and is not based on our current share price. This amount is expensed utilizing the accelerated attribution method over the requisite service period of ten years. This method attributes higher expenses to the earlier periods of the requisite service period. Mr. Gal’s 2024 compensation, set forth above, in part reflects this Multi-Year Award.
The Multi-Year Award is structured so that meaningful value may only be realized upon the achievement of sustained and significant high performance levels. The award is divided into ten tranches that are eligible to vest based on the achievement of stock price goals, which range from $26.67 to $106.67, measured based on the average of our stock price over a trailing 60 trading day period during predefined performance periods, subject to Mr. Gal’s continued employment as our chief executive officer through each such period. In order to earn all of the tranches, the stock price will have to be more than 5 times higher than the price at IPO. No tranches of the Multi-Year Award were earned or vested in 2024.
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
Notwithstanding the foregoing, individual directors may elect to opt out of, waive, or otherwise forego such cash compensation at their discretion. For the year ended December 31, 2024, Ms. Ceran and Mr. Meredith received total cash compensation of $74,000 and $12,500, respectively, in connection with their service on our board and board committees. The remainder of our non-employee directors elected to waive 100% of the cash compensation payable to them in connection with their service on our board and board committees.
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
Notwithstanding the foregoing, individual directors may elect to opt out of, waive, or otherwise forego their entitlement to such equity compensation at their discretion. For the year ended December 31, 2024, Ms. Ceran and Mr. Meredith each received 100% of the equity compensation payable in connection with their service on our board and board committees (being, in the case of Ms. Ceran an Annual Grant with a grant date fair market value of $175,000 and, in the case of Mr. Meredith, a Welcome Grant with a grant date fair market value of $350,000). The remainder of our non-employee directors elected to waive 50% of the equity compensation payable in connection with their service on our board and board committees, and therefore received Annual Grants with grant date fair market values of $87,500.
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
Class A ordinary shares underlying outstanding awards under the 2013 Plan that expire, are cancelled, terminated, forfeited or which are settled in cash in lieu of issuance of shares or become unexercisable without having been exercised in full will become available again for future grant under the 2021 Plan. As of December 31, 2024, a total of 7,796,639 share options to purchase ordinary shares, with a weighted average exercise price of $2.53 per share and 5,095,867 RSUs were outstanding under the 2013 Plan, including the U.S. Sub-Plan. Our board of directors, or a duly authorized committee of our board of directors, or the administrator, administers the 2013 Plan.
2021 Share Incentive Plan
We adopted the 2021 Plan in connection with our IPO on July 15, 2021. The 2021 Plan provides for the grant of equity-based incentive awards to our employees, directors, office holders, service providers and consultants in order to incentivize them to increase their efforts on behalf of the Company and to promote the success of the Company’s business. The 2021 Plan is administered by the compensation committee of our board of directors, which has the authority to amend and rescind rules and regulations relating to the 2021 Plan or terminate the 2021 Plan at any time before the expiration of its ten year term, as well as to approve the conversion, substitution, cancellation or suspension under and in accordance with the 2021 Plan of any or all option awards or Class A ordinary shares, and the authority to modify the option awards to eligible individuals who are foreign nationals or are individuals who are employed outside of Israel to recognize differences in local law, tax policy or custom, in order to effectuate the purposes of the 2021 Plan but without amending the 2021 Plan.
The maximum number of Class A ordinary shares available for issuance under the 2021 Plan is equal to the sum of (i) 13,951,037 Class A ordinary shares, plus (ii) an annual increase on the first day of each fiscal year beginning on January 1, 2022 and ending on and including January 1, 2031, equal to the lesser of (A) 5% of the total number of Class A ordinary shares outstanding as of the end of the last day of the immediately preceding calendar year (calculated on a fully diluted and as converted basis); and (B) such smaller number of Class A ordinary shares as is determined by our board of directors, if so determined prior to January 1 of the calendar year in which the increase will occur, plus (iii) any Class A ordinary shares underlying awards under the 2013 Plan as of July 15, 2021 which, following such date have expired, or were cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares or became unexercisable without having been fully exercised. Notwithstanding the foregoing, no more than 13,951,037 Class A ordinary shares may be issued upon the exercise of “incentive stock options”. If permitted by our board of directors, shares tendered to pay the exercise price or withholding tax obligations with respect to an award granted under the 2021 Plan or the 2013 Plan may again be available for issuance under the 2021 Plan. Our board of directors may also reduce the number of Class A ordinary shares reserved and available for issuance under the 2021 Plan in its discretion (provided that such reduction does not derogate from any issuance of Class A ordinary shares in respect of awards then outstanding). As of December 31, 2024, a total of 150,000 share options to purchase ordinary shares, with a weighted average exercise price of $0.0003 per share and 14,338,408 RSUs were outstanding under the 2021 Plan. As of December 31, 2024, 12,928,337 ordinary shares were available for future issuance under the 2021 Plan. In accordance with (ii)(B) above, the number of ordinary shares available for future issuance under the 2021 Plan was increased by an additional 4,030,228 ordinary shares, representing 2.5% of the total number of Class A ordinary shares outstanding as of December 31, 2024 (calculated on a fully diluted and as converted basis), effective as of January 1, 2025.
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
As of December 31, 2024, the ESPP Share Pool consisted of 3,742,961 Class A ordinary shares. In accordance with (ii) above, our board of directors has determined not to increase the ESPP Share Pool as of January 1, 2025.
Unless otherwise determined by our board of directors, the compensation committee of our board of directors will administer the ESPP and has the authority to interpret the terms of the ESPP and determine eligibility under the ESPP and applicable law.
C. Board Practices
Corporate Governance Practices
In addition to NYSE listing rules and applicable provisions of U.S. securities laws, as an Israeli company, we are subject to various corporate governance requirements under the Companies Law related to the appointment of external directors (or, to the extent applicable, the provisions permitting us to opt-out of the requirement to appoint external directors), the composition of the audit committee and compensation committee of the board of directors, appointment of an internal auditor and certain approvals of interested party transactions.
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
Our directors are divided among the three classes as follows:
•the Class I directors are Aaron Mankovski, Erez Shachar and David Meredith, and their terms expire at the annual meeting of shareholders to be held in 2025;
•the Class II directors are Assaf Feldman and Tanzeen Syed, and their terms expire at our annual meeting of shareholders to be held in 2026; and
•the Class III directors are Eido Gal, Eyal Kishon, and Jennifer Ceran, and their terms expire at our annual meeting of shareholders to be held in 2027.
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
•approving information sent to the board of directors;
•approving board of director meeting schedules and agendas to provide that there is sufficient time for discussion of all agenda items;
•acting as the liaison between the independent directors and the chief executive officer and chairperson of the board of directors; and
•being available for consultation and communication with major shareholders upon request.
As Mr. Gal is currently our chief executive officer and the chairperson of our board of directors, the members of our board of directors have elected Dr. Kishon to serve as the lead independent director.
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
•reviewing and approving the granting of share options and other incentive awards to our chief executive officer and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer and other executive officers, including evaluating their performance in light of such goals and objectives, in coordination with other Board committees, as appropriate;
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
•overseeing our ESG policies, programs, strategies, and risks, in coordination with other Board committees, as appropriate;
•overseeing annual self-evaluations of the Board and its committees and the evaluation of management, in coordination with other Board committees, as appropriate; and
•establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board a set of corporate governance guidelines applicable to our business.
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
As of December 31, 2024 (and since August 2021), Ms. Sharon Cohen, CPA from Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, is acting as our internal auditor.
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
D. Employees
As of December 31, 2024, we had 693 employees worldwide, including 251 in research and development (as compared to 742 employees, including 266 in research and development, as of December 31, 2023). Of these employees, 652 are full-time employees and 41 are part-time employees. 460 of our employees are in Israel, 175 are in the United States, 13 are in Shanghai, People’s Republic of China, and four are in Japan. As of December 31, 2024, we also engaged the services of 41 contractors through third-party professional employer organizations in the United Kingdom, Mexico, Brazil, Spain, Portugal, Australia, Philippines, and Singapore.
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
F. Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation
None.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of January 31, 2025 by:
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
The number of ordinary shares beneficially owned by each entity, person or director is determined in accordance with the SEC rules, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which a person has sole or shared voting power or investment power, or the right to receive economic benefit of ownership, as well as any ordinary shares subject to options, RSUs, warrants or other rights that are currently exercisable or exercisable within 60 days of January 31, 2025.
The percentage of outstanding ordinary shares is computed on the basis of 161,684,482 ordinary shares outstanding as of January 31, 2025, comprised of 112,781,642 Class A ordinary shares outstanding and 48,902,840 Class B ordinary shares outstanding.
Unless otherwise noted below, each shareholder’s address is c/o Riskified Ltd., 220 5th Avenue, 2nd Floor, New York, New York 10001.

	Class A Ordinary Shares		Class B Ordinary Shares (1)
Name of Beneficial Owner	Number	Percent	Number	Percent	Combined Voting Power (2)
Principal Shareholders
General Atlantic RK B.V. (3)	5,324,998	4.7%	10,649,996	21.8%	18.6%
Qumra Capital (4)	3,124,987	2.8%	6,859,974	14.0%	11.9%
Pitango Venture Capital (5)	3,081,912	2.7%	6,163,824	12.6%	10.8%
The Phoenix Holdings Ltd. (6)	3,808,288	3.4%	4,390,524	9.0%	7.9%
Genesis Partners (7)	6,468,540	5.7%	1,428,474	2.9%	3.4%
Capital World Investors (8)	8,313,598	7.4%	—	*	1.4%
Directors and Executive Officers
Eido Gal (9)	4,720,531	4.2%	9,113,300	18.6%	15.9%
Assaf Feldman (10)	3,952,272	3.5%	9,113,300	18.6%	15.8%
Erez Shachar (11)	3,157,689	2.8%	6,859,974	14.0%	11.9%
Eyal Kishon (12)	6,670,258	5.9%	1,428,474	2.9%	3.5%
Jennifer Ceran (13)	94,716	*	—	*	*
Aaron Mankovski (14)	44,609	*	—	*	*
Tanzeen Syed (15)	44,609	*	—	*	*
David Meredith	—	—	—	—	—
Aglika Dotcheva (16)	1,082,940	1.0%	—	*	*
Ravi Kumaraswami (17)	903,166	*	—	*	*
All executive officers and directors as a group (10 persons) (18)	20,670,790	18.3%	26,515,048	54.2%	47.5%

*	Indicates beneficial ownership of less than 1%.
(1)	The Class B ordinary shares are convertible into Class A ordinary shares on a one-for-one basis, subject to customary conversion rate adjustments for share splits, share dividends and reclassifications. Beneficial ownership of Class B ordinary shares reflected in this table has not also been reflected as beneficial ownership of Class A ordinary shares into which such Class B ordinary shares may be converted.
(2)
The percentage under “Combined Voting Power” represents the voting power with respect to all of our Class A and Class B ordinary shares outstanding as of January 31, 2025, voting together as a single class. Holders of our Class A ordinary shares are entitled to one vote per share, and holders of our Class B ordinary shares are entitled to ten votes per share.

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
(4)
Based on information reported on a Schedule 13G on February 14, 2022 and information known to the Company as of January 31, 2025, Qumra Capital I, L.P ("Qumra Capital LP") has sole voting and dispositive power over 6,240,586 Class A ordinary shares, which consists of (i) 1,953,112 Class A ordinary shares; and (ii) an additional 4,287,474 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held by Qumra Capital LP. Qumra Capital I Continuation Fund, L.P. ("Qumra Continuation LP") has sole voting and dispositive power over 3,744,375 Class A ordinary shares, which consists of (i) 1,171,875 Class A ordinary shares; and (ii) an additional 2,572,500 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held by Qumra Continuation LP. Qumra Capital GP I, L.P. ("Qumra Capital GP"), Qumra Capital Israel I Ltd. ("Qumra Capital GP"), Erez Shachar ("Erez Shachar") and Boaz Dinte ("Boaz Dinte") each share voting and dispositive power over 9,984,961 Class A ordinary shares, which consists of (i) 3,124,987 Class A ordinary shares; and (ii) an additional 6,859,974 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held by Qumra Capital LP and Qumra Continuation LP. Qumra Capital Serves as the general partner for each of Qumra Capital LP and Qumra Continuation LP. Qumra Capital GP GP serves as the general partner for Qumra Capital GP. Erez Shachar, one of our directors, and Boaz Dinte each hold indirectly 50% of the outstanding equity interests of Qumra Capital GP GP and, therefore, possess ultimate shared voting and investment authority with respect to all ordinary shares beneficially owned by the Qumra entities. The business address of each Qumra entity and reporting individual is c/o Qumra Capital, 4 Haneviim St., Tel-Aviv, Israel.

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

(6)
Based on information reported on a Schedule 13G/A filed on January 25, 2024 and information known to the Company as of January 31, 2025, The Phoenix Holdings Ltd. ("Phoenix Holdings") has shared voting and dispositive power over 8,198,812 Class A ordinary shares, which consists of (i) 3,808,288 Class A ordinary shares; and (ii) 4,390,524 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares. The Class A ordinary shares reported by Phoenix Holdings are beneficially owned by various direct and indirect, majority or wholly-owned subsidiaries of Phoenix Holdings (the "Subsidiaries"). The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The business address of Phoenix Holdings is Derech Hashalon 53, Givataim, 53454, Israel.

(7)
Based on information reported on a Schedule 13G/A on February 14, 2024 and information known to the Company as of January 31, 2025, Genesis Partners IV L.P. ("Genesis IV") has sole voting power and sole dispositive power over 5,754,303 Class A ordinary shares. G.P.R. S.P.V 2 ("GPR") has sole voting and dispositive power over 2,142,711 Class A ordinary shares, which consists of (i) 714,237 Class A ordinary shares; and (ii) an additional 1,428,474 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares held by GPR. Genesis Partners IV Management ("Genesis Management") has shared voting and dispositive power over all 7,897,014 Class A ordinary shares held by Genesis IV and GPR by virtue of its principals affiliation with GPR and by being the general partner of Genesis IV. Eyal Kishon, one of our directors, has shared voting and dispositive power over all 7,897,014 ordinary shares held by Genesis IV and GPR by virtue of serving as the managing partner of Genesis Management. The business address of Genesis IV, GPR, Genesis Management and Eyal Kishon is 13 Basel Street, Herzliya, 4666013, Israel.

(8)
Based solely on information reported on a Schedule 13G filed on November 13, 2024, Capital World Investors (“CWI”) has sole voting power and sole dispositive power over 8,313,598 Class A ordinary shares. CWI is a division of Capital Research and Management Company ("CRMC"), as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl, Capital International K.K., Capital Group Private Client Services, Inc., and Capital Group Investment Management Private Limited (together with CRMC, the "investment management entities"). CWI's divisions of each of the investment management entities collectively provide investment management services under the name “Capital World Investors." The business address of CWI is 333 South Hope Street, 55th Floor, Los Angeles, California 90071.

(9)
Represents for Mr. Gal, (a) 4,616,354 Class A ordinary shares, and 9,113,300 Class B ordinary shares held directly by Mr. Gal that are convertible, on a one-for-one basis, into Class A ordinary shares at his election within 60 days of January 31, 2025, and (b) 104,177 Class A ordinary shares underlying RSUs that will vest within 60 days of January 31, 2025, but excluding 1,198,032 Class A ordinary shares underlying tranches 1, 2 and 3 of the Multi-Year Award, for which the vesting eligibility dates occurred on July 29, 2022, July 29, 2023 and July 29, 2024, respectively, and are therefore eligible to vest upon the satisfaction of the share price targets applicable to each of those tranches. For further information regarding the Multi-Year Award, see Item 6.B. “Directors, Senior Management and Employees - Compensation."

(10)
Represents for Mr. Feldman, (a) 3,897,684 Class A ordinary shares, and 9,113,300 Class B ordinary shares, which consists of (i) 708,134 Class A ordinary shares and 2,734,200 Class B ordinary shares, that are convertible, on a one-for-one basis, into Class A ordinary shares at his election within 60 days of January 31, 2025, held directly by Mr. Feldman, and (ii) 3,189,550 Class A ordinary shares, and 6,379,100 Class B ordinary shares, that are convertible, on a one-for-one basis, into Class A ordinary shares at his election within 60 days of January 31, 2025 held by Sundance NYC Holdings LLC, and (b) 54,588 Class A ordinary shares underlying RSUs that will vest within 60 days of January 31, 2025. Mr. Feldman is the manager of Sundance NYC Holdings LLC, and as such, may be deemed to share beneficial ownership over the securities held of record by Sundance NYC Holdings LLC.

(11)
Represents for Mr. Shachar, (a) 13,555 Class A ordinary shares held directly by Mr. Shachar; (b) 9,984,961 ordinary shares held by Qumra Capital identified in footnote (4) above by virtue of serving as a Managing Partner at Qumra Capital, which manages funds that collectively own such Class A ordinary shares and Class B ordinary shares; and (c) 19,147 Class A ordinary shares underlying RSUs that will vest within 60 days of January 31, 2025. Mr. Shachar disclaims beneficial ownership of the ordinary shares held by Qumra Capital, except to the extent of his pecuniary interest, if any, in such ordinary shares.

(12)
Represents for Dr. Kishon, (a) 25,462 Class A ordinary shares held directly by Dr. Kishon; (b) 157,109 Class A ordinary shared held by Kish Family Ltd., an entity controlled by Dr. Kishon; (c) 7,897,014 ordinary shares held by Genesis IV and GPR identified in footnote (7) above by virtue of serving as the Managing Partner of Genesis Management, which directly owns or manages funds that collectively own such Class A ordinary shares and Class B ordinary shares; and (d) 19,147 Class A ordinary shares underlying RSUs that will vest within 60 days of January 31, 2025. Dr. Kishon disclaims beneficial ownership of the ordinary shares held by Genesis Partners, except to the extent of his pecuniary interest, if any, in such ordinary shares.

(13)	Represents for Ms. Ceran, (a) 56,423 Class A ordinary shares held directly by Ms. Ceran, and (b) 38,293 Class A ordinary shares underlying RSUs that will vest within 60 days of January 31, 2025.
(14)
Represents for Mr. Mankovski, (a) 25,462 Class A ordinary shares held directly by Mr. Mankovski; and (b) 19,147 Class A ordinary shares underlying RSUs that will vest within 60 days of January 31, 2025; and does not include the Class A ordinary shares and Class B ordinary shares held by the Pitango entities identified in footnote (5) above. Mr. Mankovski is a Managing Partner at Pitango Venture Capital, which manages funds that collectively own Class A ordinary shares and Class B ordinary shares.

(15)
Represents for Mr. Syed, (a) 25,462 Class A ordinary shares held directly by Mr. Syed; and (b) 19,147 Class A ordinary shares underlying RSUs that will vest within 60 days of January 31, 2025; and does not include the Class A ordinary shares and Class B ordinary shares held of record by GA RK identified in footnote (3) above. Mr. Syed is a Managing Director at GA RK., which manages funds that collectively own such Class A ordinary shares and Class B ordinary shares.

(16)
Represents for Ms. Dotcheva, (a) 588,506 Class A ordinary shares held directly by Ms. Dotcheva, and (b) 494,434 Class A ordinary shares underlying options that are currently vested and exercisable or options and RSUs that will vest and become exercisable (as applicable) within 60 days of January 31, 2025.

(17)
Represents for Mr. Kumaraswami, (a) 725,342 Class A ordinary shares held directly by Mr. Kumaraswami, and (b) 177,824 Class A ordinary shares underlying RSUs that will vest within 60 days of January 31, 2025.

(18)
Includes 945,904 Class A ordinary shares underlying options that are currently vested and exercisable or options and RSUs that will vest and become exercisable (as applicable) within 60 days of January 31, 2025.

Registered Holders
As of January 31, 2025, our Class A ordinary shares were held by 21 record holders, including Cede & Co., the nominee of The Depository Trust Company, and our Class B ordinary shares were held by 15 record holders. Based on a review of the information provided to us by our transfer agent, (a) six record holders, including Cede & Co., holding approximately 83.2% of our outstanding Class A ordinary shares held of record, were residents of the United States, and (b) four record holders, holding approximately 37.3% of our outstanding Class B ordinary shares held of record, were residents of the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.
Significant Changes in Ownership
To our knowledge, other than as disclosed in the table above, our other filings with the SEC and in this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder during the past three years.
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
B. Related Party Transactions
Our policy is to enter into transactions with related parties on terms that, on the whole, are no more or less favorable than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred. The following includes, among other information, a description of related party transactions, including any presently proposed transactions, as defined under Item 7.B of Form 20-F, since January 1, 2024.
Rights of Appointment
Our current board of directors consists of eight directors. We are not a party to, and are not aware of, any voting agreements among our shareholders.
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
Warrant Agreement
On June 27, 2021, we entered into an amended SaaS Agreement (the “SaaS Agreement”) with Wayfair. The SaaS Agreement had a five-year term, with an option for the customer to terminate the SaaS Agreement following the three-year anniversary date. During the fourth quarter of 2024, the SaaS Agreement was terminated.
In conjunction with the SaaS Agreement, we issued a warrant to Wayfair to purchase up to 499,500 Class A ordinary shares at an exercise price of $0.007 per share. The warrant vests annually, in equal amounts, over a five-year period commencing on the effective date of the SaaS Agreement. Vesting during the first three years was contingent on the SaaS Agreement being in full force and effect in accordance with its terms and Wayfair not being in default or material breach under the terms of the SaaS Agreement, which included Wayfair complying with certain volume commitments. Vesting during the last two years is contingent upon the vesting conditions being met during the first three years. As of December 31, 2024, 299,700 Class A ordinary shares issuable to Wayfair upon exercise of the warrant had vested and were therefore, exercisable. The remaining 199,800 Class A ordinary shares issuable to Wayfair upon exercise of the warrant will vest in two equal installments on June 27, 2025 and June 27, 2026, respectively.
The warrant is accounted for as consideration payable to a customer under ASC 606 and reduces revenue as we recognize revenue under the SaaS Agreement over a period of five years in an aggregate amount of approximately $8.0 million, which represents the grant date fair value of the warrant, and is calculated by using a straight-line interpolation between the most recent third-party valuation immediately preceding the grant date and $19.00 (being the midpoint of the price range set forth on the cover page of our preliminary IPO prospectus, as filed with the SEC on July 28, 2021).
Upon termination of the SaaS Agreement in the fourth quarter of 2024, we reduced revenue by the remaining unrecognized grant date fair value amount of the warrant of $2.5 million. No further reductions to revenue will occur associated with the SaaS Agreement or the associated warrant.
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
For the years ended December 31, 2024, December 31, 2023 and December 31, 2022, we did not pay any dividends.
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
The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident company which was incorporated in Israel, of which 90% or more of its income in any tax year, other than income from certain government loans, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area”, in accordance with the definition in Section 3A of the Ordinance. An “Industrial Enterprise” is defined as an enterprise, which is held by an Industrial Company, whose principal activity in a given tax year is industrial production.
The following tax benefits, among others, are available to Industrial Companies:
•amortization of the cost of purchased patents, rights to use a patent or know-how that were purchased in good faith and which are used for the development or promotion of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first exercised;
•under limited conditions, an election to file consolidated tax returns together with Related Israeli Industrial Companies; and
•expenses related to a public offering of shares in a stock exchange are deductible in equal amounts over three years commencing on the year of offering.
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
Dividends distributed by a PTE or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders - subject to the receipt in advance of a valid certificate from the ITA allowing for a tax rate of 20% or such lower rate as may be provided in an applicable tax treaty). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, the aforesaid will apply). If such dividends are distributed to a parent non-Israeli company holding, solely or together with other non-Israeli companies, at least 90% of the shares of the distributing company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).
Currently, the Company has not exhausted the tax benefits that it might be eligible for as a Preferred Technology Enterprise or a Special Preferred Technology Enterprise under the 2017 Amendment.
Taxation of our Shareholders
Capital Gains Taxes
Israeli capital gains tax is imposed on the disposition of capital assets by an Israeli resident and on the disposition of such assets by a non-Israeli resident if those assets are either (i) located in Israel, (ii) shares or a right to shares in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption applies or a tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli tax law distinguishes between “Real Capital Gain” and “Inflationary Surplus.” Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase in the relevant asset’s price that is attributable to the increase in the Israeli Consumer Price Index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus with respect to our shares purchased after being listed is currently not subject to tax in Israel. Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus. Generally, Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25% (for any asset other than shares that are listed on a stock exchange purchased on or after January 1, 2003, the portion of the gain generated up to December 31, 2011 will be subject to the previous capital gains tax rates - 20% or 25% in case of a substantial shareholder as described below). However, if the shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12- month period, the tax on such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis based on a contract, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real Capital Gain derived by corporations will be generally subject to the corporate tax rate of 23% (in 2024).
Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income - corporate tax rate of 23% (in 2024) and a marginal tax rate of up to 47% for an individual (in 2024) unless the benefiting provisions of an applicable treaty applies.
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
A detailed return, including a computation of the tax due, must be filed and an advance payment must be paid on January 31 and July 30 of each tax year for sales of securities traded on a stock exchange made within the previous six months. However, if all tax due was withheld at the source according to applicable provisions of the Ordinance and the regulations promulgated thereunder, the return does not need to be filed provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and an advance payment does not need to be made, and (iii) the taxpayer is not obligated to pay excess tax (as further explained below). Capital gains are also reportable on an annual income tax return.
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

However, dividends distributed from taxable income accrued from a Preferred Enterprise or a PTE to Israeli individuals are subject to withholding tax at the rate of 20%. If such dividends are distributed to an Israeli company, no withholding tax is imposed (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, the following will apply.
Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in an applicable tax treaty between Israel and the shareholder’s country of residence. However, if the shareholder is considered a “substantial shareholder” at the time of receiving the dividend or at any time during the preceding 12-month period, the applicable tax rate will be 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not). Dividends distributed from income attributed to a Preferred Enterprise or PTE are subject to a tax rate of 20% , or such lower rate as may be provided in the applicable tax treaty, subject to the receipt in advance of a valid tax certificate from the ITA allowing for such reduced tax rate.
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
A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer is not obligated to pay surtax (as further explained below).
Surtax
Subject to the provisions of an applicable tax treaty, individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on its annual income from all sources (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 721,560 for 2024, which amount is generally linked to the annual change in the Israeli consumer price index. According to new legislation, effective January 1, 2025, an additional 2% surtax is imposed on “Capital-Sourced Income” (defined as income from any source other than employment income, business income or income from “personal effort”), to the extent that the Individual’s Capital-Sourced Income exceeds the specified threshold of NIS 721,560 (regardless of the individual’s employment or business income amount). This new surtax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.
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
Passive Foreign Investment Company
We would be classified as a PFIC for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Code) (the “income test”); or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of the income and asset tests, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on our market capitalization and the composition of our income, assets, and operations, we believe we were not a PFIC for the year ending December 31, 2024. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the aggregate value of our assets for the purposes of the PFIC determination may be determined by reference to the trading value of our Class A ordinary shares. The trading value of our Class A ordinary shares is likely to continue to fluctuate while the market price of the shares of U.S. listed technology companies continues to be volatile, which may affect the determination of whether we will be considered a PFIC. In addition, we have a substantial balance of cash and other liquid investments, which are passive assets for the purposes of the PFIC determination. Accordingly, as our market capitalization and the composition of our income, assets, and operations are subject to change, we cannot assure you that we will not be considered a PFIC for any taxable year. In addition, it is possible that the IRS may take a contrary position with respect to our determination in any particular year. Certain adverse U.S. federal income tax consequences could apply to a United States Holder if we are treated as a PFIC for any taxable year during which such United States Holder holds our Class A ordinary shares. Under the PFIC rules, if we were considered a PFIC at any time that a United States Holder holds our Class A ordinary shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC, and (ii) the United States Holder has made a “deemed sale” election under the PFIC rules.

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
Foreign Currency Exchange Risk
The U.S. dollar is our functional currency and the functional currency of a majority of our subsidiaries. Our revenue is largely denominated in U.S. dollars, and a portion of our revenue is denominated in foreign currencies, in particular the Euro ("EUR"). Additionally, a significant portion of our operating costs in Israel, consisting principally of compensation and benefits related costs, and overhead costs, are denominated in New Israeli Shekel (“NIS”). This foreign currency exposure, which we expect to persist, gives rise to market risk associated with exchange rate movements of the U.S. dollar against the EUR and NIS, respectively.
To reduce the impact of foreign exchange risks associated with forecasted future cash flows and the volatility in our consolidated statements of operations, we have established a hedging program. We utilize foreign currency contracts, primarily forward and option contracts, with financial institutions to protect against foreign currency exchange risks, mainly the exposure to changes in the exchange rate of the EUR and NIS against the U.S. dollar that are associated with future cash flows denominated in EUR and NIS. We do not enter into derivative instruments for trading or speculative purposes. We account for our derivative instruments as either assets or liabilities and carry them at fair value in the consolidated balance sheets. The accounting for changes in the fair value of the derivative depends on the intended use of the derivative and the resulting designation. Our hedging program reduces but does not eliminate the impact of currency exchange rate movements. We may in the future enter into other derivative financial instruments if it is determined that such hedging activities are appropriate to further reduce our foreign currency exchange risk. The effect of a hypothetical 10% change in foreign currency exchange rates would impact our future results by approximately $0.1 million and $0.1 million as of December 31, 2024 and 2023, respectively.
Interest Rate Risk
We had cash, cash equivalents, and short-term deposits of $376.1 million as of December 31, 2024. Cash and cash equivalents consist of cash in banks, bank deposits, and money market funds. Short-term deposits consist of bank deposits with original maturities between 4 and 12 months and that mature within 12 months of the balance sheet date. Our cash, cash equivalents, and short-term deposits are held for working capital purposes. Such interest-earning instruments carry a degree of interest rate risk. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash. We do not enter into investments for trading or speculative purposes. We did not have any debt outstanding as of December 31, 2024. The effect of a hypothetical 10% change in interest rates would have impacted our interest income by approximately $2.0 million and $2.3 million for the years ended December 31, 2024 and 2023, respectively.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
Use of proceeds
There has been no material change in the expected use of the net proceeds from our IPO as described in our final prospectus filed with the SEC on July 29, 2021 pursuant to Rule 424(b). As of December 31, 2024, we had used all of the net proceeds from the IPO.
ITEM 15. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
We maintain disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2024, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over our financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act). Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2024, our internal control over financial reporting was effective.
Attestation Report of the Registered Public Accounting Firm
This Annual Report does not include an attestation report of our independent registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.
Changes in Internal Control over Financial Reporting
There were no changes in our internal controls over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, except as set forth below.
To support the continued growth in our business, during 2024 we replaced our legacy billing system with a new third-party billing system. This change was not made in response to any identified deficiency or weakness in our internal control over financial reporting. We have and will continue to optimize the design and operation of our financial control environment relating to the new system.

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
We will disclose on our website any amendment to, or waiver from, a provision of our Code of Business Conduct and Ethics that applies to our directors or executive officers to the extent required under the rules of the SEC or the NYSE. We granted no waivers under our Code of Business Conduct and Ethics in 2024.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The table below sets out the total amount billed to us by Kost Forer Gabbay & Kasierer, a member of EY Global, for services performed in each of the years ended December 31, 2024 and 2023, and breaks down these amounts by category of service:

	Year Ended December 31,
	2024	2023
	(in thousands)
Audit Fees	$850	$858
Audit-Related Fees	5	40
Tax Fees	165	156
All Other Fees	—	—
Total	$1,020	$1,054
Audit Fees
Audit fees for the years ended December 31, 2024 and 2023 relate to fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC.
Audit-Related Fees
Audit-related fees for the years ended December 31, 2024 and December 31, 2023 relate to fees for assurance and other services that are reasonably related to the performance of the audit and are not reported under audit fees.
Tax Fees
Tax fees for the years ended December 31, 2024 and 2023 were related to ongoing tax advisory, tax compliance and tax planning services.

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
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
During the fiscal year ended December 31, 2024, we repurchased 27,010,486 Class A ordinary shares for an aggregate purchase price of approximately $140.5 million under the Repurchase Program. The Repurchase Program was initially authorized by our board of directors in August 2023 for the purchase of up to $75 million of Class A ordinary shares, with subsequent authorizations in May and December 2024, each for an additional $75 million of Class A ordinary shares. The table below provides detailed information:

Period	(a) Total Number of Shares Purchased(1)	(b) Average Price Paid per Share(2)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares (or Approximate Dollar Value) that May Yet be Purchased Under the Plans or Programs
January 1-31, 2024	2,547,592	$4.50	2,547,592	$50,445,106
February 1-29, 2024	1,994,852	$4.66	1,994,852	$41,144,215
March 1-31, 2024	1,871,199	$5.10	1,871,199	$31,604,971
April 1-30, 2024	2,053,950	$5.18	2,053,950	$20,962,227
May 1-31, 2024	2,117,772	$5.68	2,117,772	$83,935,865(3)
June 1-30, 2024	2,614,234	$6.20	2,614,234	$67,740,458
July 1-31, 2024	2,409,589	$6.34	2,409,589	$52,469,905
August 1-31, 2024	3,377,720	$5.29	3,377,720	$34,598,337
September 1-30, 2024	2,821,440	$4.86	2,821,440	$20,897,457
October 1-31, 2024	1,634,583	$4.55	1,634,583	$13,456,878
November 1-30, 2024	1,409,622	$4.59	1,409,622	$81,990,351(4)
December 1-31, 2024	2,157,933	$4.92	2,157,933	$71,377,653
Total	27,010,486	$5.20	27,010,486	$71,377,653

(1)	As of the settlement date of the transaction. No shares were repurchased by the company during 2024 other than through the publicly disclosed share repurchase program.
(2)	Excludes broker and transaction fees.
(3)	In May 2024, our board of directors authorized the repurchase of an additional $75 million of Class A ordinary shares.
(4)	In November 2024, our board of directors authorized the repurchase of an additional $75 million of Class A ordinary shares.
No shares were repurchased during 2024 other than through the Repurchase Program.
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
We rely on this “foreign private issuer exemption” with respect to the quorum requirement for shareholder meetings. Whereas under the corporate governance rules of the NYSE, a quorum requires the presence, in person or by proxy, of holders of at least 33⅓% of the total issued outstanding voting power of our shares at each general meeting of shareholders, pursuant to our amended and restated articles of association, and as permitted under the Companies Law, the quorum required for a general meeting of shareholders will consist of at least two shareholders present in person or by proxy in accordance with the Companies Law, who hold or represent at least 33⅓% of the total outstanding voting power of our shares, except if (i) any such general meeting of shareholders was initiated by and convened pursuant to a resolution adopted by the board of directors and (ii) at the time of such general meeting, we qualify to use the forms and rules of a “foreign private issuer,” in which case the requisite quorum will consist of two or more shareholders present in person or by proxy who hold or represent at least 25% of the total outstanding voting power of our shares (and if the meeting is adjourned for a lack of quorum, the quorum for such adjourned meeting will be, subject to certain exceptions, any number of shareholders). We otherwise comply with the rules generally applicable to U.S. domestic companies listed on the NYSE.
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
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J. INSIDER TRADING POLICIES
Our board of directors has adopted an Insider Trading Compliance Policy that governs the purchase, sale, and other dispositions of our securities by directors, senior management, employees, and other covered persons. We believe our Insider Trading Compliance Policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to the Company. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the full text of our Insider Trading Compliance Policy, a copy of which is attached as Exhibit 11.1 to this Annual Report.
ITEM 16K. CYBERSECURITY
Cybersecurity Risk Management and Strategy
We have developed and implemented a cybersecurity risk management program designed to protect the confidentiality, integrity, and availability of our IT Systems and information.
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
Key features of our cybersecurity risk management program include, but are not limited to, the following:
•risk assessments designed to help identify material cybersecurity risks to our critical IT Systems, information, including Personal Information and Confidential Information, products, services, and our broader enterprise IT Systems environment;
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
We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See Part I, Item 3.D. “Risk Factors—Our products enable the collection and storage of Personal Information, as well as confidential or proprietary information of our merchants and their consumers, and security concerns could result in liability to us or inhibit sales of our products.”
Cybersecurity Governance
Our board of directors considers cybersecurity risk as part of its risk oversight function and has delegated to our audit committee overall risk management, including oversight of cybersecurity and other information technology risks.
Our audit committee receives periodic reports from management on our cybersecurity risks. In addition, management updates our audit committee, as necessary, regarding any significant cybersecurity incidents.
Our audit committee also receives briefings from management on our cyber risk management program. Our audit committee reports to our board of directors regarding its activities, including those related to cybersecurity, as it deems necessary.
Our management has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our management team, including our Chief Information Officer (who reports to our Chief Technology Officer) and our VP, Information Security, is responsible for assessing and managing our material risks from cybersecurity threats. Our Chief Information Officer has almost two decades of information security and information technology strategy and management experience, including consulting on cloud security and adoption for several technology companies. Our VP, Information Security, has over 25 years of information technology and cybersecurity experience, including security leadership roles across several industries, including financial services and advertising technology.
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
Financial Statements and Schedule
The following Financial Statements and Financial Statement Schedules as required under Item 18 are attached hereto starting on page F-1 of this Annual Report:

Audited Financial Statements
•Reports of Independent Registered Public Accounting Firm
•Consolidated Balance Sheets as of December 31, 2024 and 2023
•Consolidated Statements of Operations for the years ended December 31, 2024, 2023 and 2022
•Consolidated Statements of Comprehensive Profit/Loss for the fiscal years ended December 31, 2024, 2023 and 2022
•Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2024, 2023 and 2022
•Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022
•Notes to the Consolidated Financial Statements
Financial Statement Schedules
•Valuation and Qualifying Accounts
All other schedules have been omitted since they are either not required or not applicable, or the information has otherwise been included.

ITEM 19. EXHIBITS

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Amended and Restated Articles of Association of Riskified Ltd.	20-F	001-40692	1.1	February 25, 2022
2.1	Specimen Class A ordinary share certificate of the Riskified Ltd.	F-1/A	333-257603	4.1	July 23, 2021
2.2	Description of Securities					*
2.3†	2021 Amended and Restated Investors’ Rights Agreement, dated as of July 18, 2021, by and among the Registrant and the parties named in Schedule A thereto.	F-1	333-257603	4.2	July 19, 2021
2.4†	Share Purchase Warrant issued to Wayfair LLC, dated as of June 21, 2021, by and between the Registrant and Wayfair LLC	F-1	333-257603	4.5	July 1, 2021
4.1††	Form of Director and Officer Indemnification Agreement	F-1/A	333-257603	10.1	July 19, 2021
4.2††	Amended and Restated 2013 Equity Incentive Plan	F-1	333-257603	10.2	July 1, 2021
4.3††	Amended and Restated U.S. Sub-Plan to the 2013 Equity Incentive Plan	F-1	333-257603	10.3	July 1, 2021
4.4††	2021 Share Incentive Plan	F-1/A	333-257603	10.4	July 19, 2021
4.5††	Amended and Restated Compensation Policy for Executive Officers and Directors	20-F	001-40692	4.5	February 24, 2023
4.6††	2021 Employee Share Purchase Plan	F-1/A	333-257603	10.6	July 19, 2021
8.1	List of Subsidiaries					*
11.1	Insider Trading Compliance Policy					*
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
15.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of EY Global, an independent registered public accounting firm					*
97.1	Policy for Recovery of Erroneously Awarded Compensation	20-F	001-40692	97.1	March 6, 2024
101.INS	Inline XBRL Instance Document					*

101.SCH	Inline XBRL Taxonomy Extension Schema Document	*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	*
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document	*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	*
104	Inline XBRL for the cover page of this Annual Report on Form 20-F (embedded within the Inline XBRL document)	*
_________________

*	Filed herewith
**	Furnished herewith
†	Schedules and exhibits to this Exhibit omitted pursuant to Instructions as to Exhibits to Form 20-F. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.
††	Indicates a management contract or compensatory plan or arrangement.
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

RISKIFIED LTD.

March 6, 2025	By:	/s/ Eido Gal
	Name:	Eido Gal
	Title:	Chief Executive Officer

March 6, 2025	By:	/s/ Aglika Dotcheva
	Name:	Aglika Dotcheva
	Title:	Chief Financial Officer

RISKIFIED LTD.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Riskified Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Riskified Ltd. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive profit (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and the financial statements schedule listed in the index at item 18 of Part III (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
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
Tel-Aviv, Israel
March 6, 2025

RISKIFIED LTD.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As of December 31,
	2024	2023
Assets
Current assets:
Cash and cash equivalents	$371,063	$440,838
Short-term deposits	5,000	5,000
Accounts receivable, net	47,803	46,886
Prepaid expenses and other current assets	9,830	10,607
Short-term investments	—	28,968
Total current assets	433,696	532,299
Property and equipment, net	12,704	15,639
Operating lease right-of-use assets	25,310	29,742
Deferred contract acquisition costs	16,558	15,562
Other assets, noncurrent	7,593	8,690
Total assets	$495,861	$601,932
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$2,309	$2,573
Accrued compensation and benefits	26,365	24,016
Guarantee obligations	13,061	12,719
Provision for chargebacks, net	9,434	12,092
Operating lease liabilities, current	5,590	5,615
Accrued expenses and other current liabilities	13,780	12,796
Total current liabilities	70,539	69,811
Operating lease liabilities, noncurrent	21,940	25,694
Other liabilities, noncurrent	21,078	14,706
Total liabilities	113,557	110,211
Commitments and contingencies (Note 9)
Shareholders’ equity:
Class A ordinary shares, no par value; 900,000,000 shares authorized as of December 31, 2024 and 2023; 112,306,279 and 128,738,857 shares issued and outstanding as of December 31, 2024 and 2023, respectively	—	—
Class B ordinary shares, no par value; 232,500,000 shares authorized as of December 31, 2024 and 2023; 48,902,840 and 49,814,864 shares issued and outstanding as of December 31, 2024 and 2023, respectively	—	—
Treasury shares at cost, 30,049,351 and 3,038,865 ordinary shares as of December 31, 2024 and 2023, respectively	(154,223)	(13,155)
Additional paid-in capital	982,131	916,371
Accumulated other comprehensive profit (loss)	887	74
Accumulated deficit	(446,491)	(411,569)
Total shareholders’ equity	382,304	491,721
Total liabilities and shareholders’ equity	$495,861	$601,932
The accompanying notes are an integral part of these consolidated financial statements.

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Year Ended December 31,
	2024	2023	2022

Revenue	$327,516	$297,610	$261,247
Cost of revenue	156,577	145,091	126,150
Gross profit	170,939	152,519	135,097
Operating expenses:
Research and development	68,065	71,577	72,014
Sales and marketing	86,389	88,441	88,438
General and administrative	64,337	69,350	83,993
Total operating expenses	218,791	229,368	244,445
Operating profit (loss)	(47,852)	(76,849)	(109,348)
Interest income (expense), net	20,167	22,775	10,180
Other income (expense), net	(818)	837	505
Profit (loss) before income taxes	(28,503)	(53,237)	(98,663)
Provision for (benefit from) income taxes	6,419	5,798	6,042
Net profit (loss)	$(34,922)	$(59,035)	$(104,705)
Net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	$(0.20)	$(0.33)	$(0.62)
Weighted-average shares used in computing net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	170,907,159	176,773,398	167,667,374
The accompanying notes are an integral part of these consolidated financial statements.

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE PROFIT (LOSS)
(in thousands)

	Year Ended December 31,
	2024	2023	2022

Net profit (loss)	$(34,922)	$(59,035)	$(104,705)
Other comprehensive profit (loss), net of tax:
Unrealized gains (losses) on derivative instruments, net	899	1,634	(1,883)
Unrealized gains (losses) on available-for-sale debt securities	(86)	86	—
Foreign currency translation	—	(7)	68
Other comprehensive profit (loss)	813	1,713	(1,815)
Comprehensive profit (loss)	$(34,109)	$(57,322)	$(106,520)
The accompanying notes are an integral part of these consolidated financial statements.

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousands, except share data)

	Class A Ordinary Shares		Class B Ordinary Shares		Treasury Shares	Additional Paid-in Capital	Accumulated Other Comprehensive Profit (Loss)	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balance as of December 31, 2021	75,909,531	$—	88,055,520	$—	$—	$775,249	$176	$(247,829)	$527,596
Issuance of ordinary shares upon exercise of share options	3,919,606	—	—	—	—	4,059	—	—	4,059
Issuance of ordinary shares upon vesting of restricted share units	3,145,103	—	—	—	—	—	—	—	—
Exchange of Class B ordinary share to Class A ordinary shares	19,110,506	—	(19,110,506)	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—	67,766	—	—	67,766
Ordinary share warrants issued to a customer	—	—	—	—	—	1,535	—	—	1,535
Other comprehensive profit (loss)	—	—	—	—	—	—	(1,815)	—	(1,815)
Net profit (loss)	—	—	—	—	—	—	—	(104,705)	(104,705)
Balance as of December 31, 2022	102,084,746	$—	68,945,014	$—	$—	$848,609	$(1,639)	$(352,534)	$494,436
Issuance of ordinary shares upon exercise of share options	3,010,478	—	—	—	—	3,816	—	—	3,816
Issuance of ordinary shares upon vesting of restricted share units	6,365,261	—	—	—	—	—	—	—	—
Issuance of ordinary shares upon exercise of warrants	1,187,087	—	—	—	—	—	—	—	—
Purchase of Treasury shares	(3,038,865)	—	—	—	(13,155)	—	—	—	(13,155)
Exchange of Class B ordinary share to Class A ordinary shares	19,130,150	—	(19,130,150)	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—	62,410	—	—	62,410
Ordinary share warrants issued to a customer	—	—	—	—	—	1,536	—	—	1,536
Other comprehensive profit (loss)	—	—	—	—	—	—	1,713	—	1,713
Net profit (loss)	—	—	—	—	—	—	—	(59,035)	(59,035)
Balance as of December 31, 2023	128,738,857	$—	49,814,864	$—	$(13,155)	$916,371	$74	$(411,569)	$491,721
Issuance of ordinary shares upon exercise of share options	2,257,709	—	—	—	—	4,244	—	—	4,244
Issuance of ordinary shares upon vesting of restricted share units	7,408,175	—	—	—	—	—	—	—	—
Purchase of Treasury shares	(27,010,486)	—	—	—	(141,068)	—	—	—	(141,068)
Exchange of Class B ordinary share to Class A ordinary shares	912,024	—	(912,024)	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—	57,831	—	—	57,831
Ordinary share warrants issued to a customer	—	—	—	—	—	3,685	—	—	3,685
Other comprehensive profit (loss)	—	—	—	—	—	—	813	—	813
Net profit (loss)	—	—	—	—	—	—	—	(34,922)	(34,922)
Balance as of December 31, 2024	112,306,279	$—	48,902,840	$—	$(154,223)	$982,131	$887	$(446,491)	$382,304

The accompanying notes are an integral part of these consolidated financial statements.

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2024	2023	2022

Cash flows from operating activities:
Net profit (loss)	$(34,922)	$(59,035)	$(104,705)
Adjustments to reconcile net profit (loss) to net cash provided by (used in) operating activities:
Unrealized loss (gain) on foreign currency	388	(850)	(2,875)
Provision for (benefit from) account receivable allowances	626	198	3
Depreciation and amortization	3,349	3,568	3,607
Amortization of capitalized internal-use software costs	1,532	1,532	667
Amortization of deferred contract costs	10,784	9,567	7,135
Impairment of deferred contract costs	1,205	—	—
Share-based compensation expense	57,831	62,410	67,467
Non-cash right-of-use asset changes	4,432	4,605	4,211
Changes in accrued interest	1,356	2,593	(4,613)
Ordinary share warrants issued to a customer	3,685	1,536	1,535
Other	398	161	180
Changes in operating assets and liabilities:
Accounts receivable	(1,849)	(9,685)	(1,715)
Deferred contract acquisition costs	(10,535)	(8,893)	(9,707)
Prepaid expenses and other assets	(2,696)	(1,618)	4,026
Accounts payable	(203)	373	1,931
Accrued compensation and benefits	2,541	(199)	291
Guarantee obligations	342	358	249
Provision for chargebacks, net	(2,658)	112	(40)
Operating lease liabilities	(3,648)	(4,580)	(2,609)
Accrued expenses and other liabilities	7,738	5,126	8,710
Net cash provided by (used in) operating activities	39,696	7,279	(26,252)
Cash flows from investing activities:
Purchases of short-term deposits	—	(55,000)	(463,750)
Maturities of short-term deposits	—	337,000	261,750
Purchases of investments	—	(29,086)	—
Maturities of investments	28,300	—	—
Purchases of property and equipment	(637)	(1,355)	(6,126)
Proceeds from sale of fixed assets	91	—	—
Capitalized software development costs	—	—	(1,886)
Net cash provided by (used in) investing activities	27,754	251,559	(210,012)
Cash flows from financing activities:
Proceeds from exercise of share options	4,244	3,841	4,059
Payments of deferred offering costs	—	—	(204)
Purchases of treasury shares	(141,068)	(13,155)	—
Net cash provided by (used in) financing activities	(136,824)	(9,314)	3,855
Effects of exchange rates on cash, cash equivalents, and restricted cash	(401)	297	(1,701)
Net increase (decrease) in cash, cash equivalents, and restricted cash	(69,775)	249,821	(234,110)
Cash, cash equivalents, and restricted cash—beginning of period	440,838	191,017	425,127
Cash, cash equivalents, and restricted cash—end of period	$371,063	$440,838	$191,017

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$54	$17	$18
Cash paid for operating leases, net of incentives received	$4,904	$6,080	$4,357
Operating lease liabilities arising from obtaining right-of-use assets	$—	$—	$792
Adjustment to ROU assets upon modification of existing lease	$—	$(811)	$—

Supplemental disclosures of noncash investing and financing activities:
Purchases of property and equipment during the period included in accounts payable and accrued expenses	$65	$97	$926
Share-based compensation capitalized for software development	$—	$—	$299

Reconciliation of cash, cash equivalents, and restricted cash within the consolidated balance sheets to the amounts shown in the consolidated statements of cash flows above:
Cash and cash equivalents	$371,063	$440,838	$188,670
Restricted cash	—	—	2,347
Total cash, cash equivalents, and restricted cash	$371,063	$440,838	$191,017
The accompanying notes are an integral part of these consolidated financial statements.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Description of Business
Riskified Ltd., together with its subsidiaries, “Riskified”, “we”, “us”, “our” or the “Company,” was incorporated under the laws of the State of Israel in 2012 and commenced operations in January 2013. We became a publicly traded company in 2021 and are listed on the NYSE under the symbol “RSKD”.
We have built a next-generation AI-powered eCommerce risk intelligence platform that allows our customers—online merchants—to create trusted relationships with their consumers. Our core product, the Chargeback Guarantee, is designed to ensure the legitimacy of our merchants’ online orders by approving or denying these orders with guaranteed performance levels that vary by merchant. We guarantee the outcome of our decisions by assuming the cost of fraud associated with each approval. We drive higher sales by raising approval rates and reducing fraud and other operating costs for our merchants, as compared to our merchants’ performance prior to onboarding us. All of our products are designed to enable merchants to generate additional revenue or cost savings, while improving the online shopping experience for consumers.
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
Treasury Shares
As of December 31, 2024, our Board of Directors had approved a share repurchase program for the purchase of an aggregate of up to $225 million of our Class A ordinary shares (the “Repurchase Program”). Costs associated with the acquisition of Class A ordinary shares are presented as Treasury Shares on the consolidated balance sheet as a reduction of shareholders' equity. Refer to Note 11 for more information on the Repurchase Program.
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from these estimates. On an ongoing basis, we evaluate our estimates, including those related to the estimated period of benefit on deferred contract costs, the capitalization of certain costs to fulfill a contract, the allowance for credit losses, the fair value of financial assets and liabilities including the fair value of derivatives and investments, the useful lives of property and equipment, capitalization and estimated useful life of internal-use software, share-based compensation including the determination of the fair value of our ordinary shares (prior to IPO), the fair value of indemnification guarantees and the associated systematic and rational amortization method, provisions for chargebacks, incremental borrowing rate (“IBR”) used for operating lease right-of-use (“ROU”) assets and operating lease liabilities, and the valuation of deferred tax assets and uncertain tax positions. We base our estimates on assumptions, both historical and forward-looking, trends, and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.
Foreign Currency
The U.S. dollar is our functional currency and the functional currency of a majority of our subsidiaries.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the subsidiaries where the U.S. dollar is the functional currency, monetary assets and liabilities denominated in currencies other than the U.S. dollar are remeasured into U.S. dollars at exchange rates in effect at the end of each period. Foreign currency transaction gains and losses from these remeasurements are recognized in other income (expense), net, within the consolidated statements of operations. Foreign currency transactions resulted in net losses of $0.5 million, net gains of $1.4 million, and net gains of $2.5 million for the years ended December 31, 2024, 2023, and 2022, respectively.
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
Concentration of Risks
Our financial instruments that are exposed to concentrations of credit risk primarily consist of cash and cash equivalents, short-term deposits, short-term investments, accounts receivable and derivative financial instruments. We maintain our cash, cash equivalents, short-term deposits, and short-term investments with high-quality financial institutions mainly in the United States and Israel, the composition of which are regularly monitored by us. We have not experienced any material losses in such accounts. Our derivatives expose us to credit risk to the extent that the counterparties may be unable to meet the terms of the agreement. We seek to mitigate such risk by limiting our counterparties to major financial institutions and by spreading the risk across a number of major financial institutions. In addition, the potential risk of loss with any one counterparty resulting from this type of credit risk is monitored on an ongoing basis.
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
The following table summarizes our merchants that represented 10% or more of Accounts receivable and Revenue:

	Accounts Receivable		Revenue
	As of December 31,		Year Ended December 31,
	2024	2023	2024	2023	2022
Customer A	18%	17%	10%	11%	13%
Customer B	*	11%	*	*	*
Customer C	12%	*	*	*	*
________________
*Represents less than 10%
Cash and Cash Equivalents
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

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Short-Term Investments
Short-term investments consist of marketable debt securities that we have classified and accounted for as available-for-sale. We determine the appropriate classification of our investments in marketable debt securities at the time of purchase and reevaluate such designation at each balance sheet date. After consideration of our risk versus reward objectives, as well as our liquidity requirements, we may sell these debt securities prior to their effective maturities. As a result, we classify our investments, including those with maturities beyond 12 months, as current assets in the Consolidated Balance Sheets. We carry these securities at fair value, and report the unrealized gains and losses, net of taxes, as a component of shareholders’ equity, except for changes in allowance for expected credit losses, which is recorded in other income (expense), net, within the consolidated statements of operations. We periodically evaluate our available-for-sale debt securities for impairment. If the amortized cost of an individual security exceeds its fair value, we consider our intent to sell the security or whether it is more likely than not that we will be required to sell the security before recovery of its amortized basis. If either of these criteria are met, we write down the security to its fair value and record the impairment charge in other income (expense), net within the consolidated statements of operations. If neither of these criteria are met, we determine whether credit loss exists. Credit loss is estimated by considering changes to the rating of the security by a rating agency, any adverse conditions specifically related to the security, as well as other factors.
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
Financial instruments consist of cash and cash equivalents, short-term deposits, short-term investments, accounts receivables, derivative financial instruments, accounts payables, accrued liabilities, and indemnification guarantees. Cash and cash equivalents, short-term deposits, accounts receivable, accounts payable, and accrued liabilities are stated at their carrying value, which approximates fair value due to the short time to the expected receipt or payment date. Short-term investments and derivative financial instruments are stated at fair value on a recurring basis as disclosed in Note 5 below.
We record indemnification guarantees that we issue upon approving a transaction at fair value when issued using the income approach. To measure this guarantee, we consider the premium that would have been received for the same guarantee if it were issued in a stand-alone transaction. The fair value of these indemnification guarantees is determined based on historical chargeback claims, a risk premium fee that would be required for a third party to assume this liability, and an appropriate discount rate due to the time period between issuance of the guarantee and settlement or expiration. Historical chargeback guarantee claims are not readily observable in the marketplace and are generally classified as Level 3 inputs. Indemnification guarantees are recorded at fair value when issued and not remeasured to fair value each period. Refer to Note 9 below for more information regarding indemnification guarantees.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Because of the inherent uncertainty of valuation, the estimated fair value of our financial instruments, in particular our indemnification guarantees, may differ significantly from the values that would have been used had a ready market for the financial instruments existed, and the differences could be material to our consolidated financial statements.
Accounts Receivable, Net
Accounts receivable are recorded at the invoiced amount, net of an allowance for credit losses. The allowance for credit losses is based on our assessment of the collectability of accounts. We regularly review the adequacy of the allowance for credit losses based on a combination of factors, including an assessment of the current merchant’s credit worthiness, the age of the balance, the nature and size of the merchant, the financial condition of the merchant, and the amount of any receivables in dispute. Accounts receivable deemed uncollectible are charged against the allowance for credit losses when identified. The allowance for doubtful accounts was $0.8 million and $0.5 million as of December 31, 2024 and 2023, respectively.
The following table represents a roll-forward of the allowance for credit losses:

	Year Ended December 31,
	2024	2023
	(in thousands)
Beginning balance	$515	$487
Current period provision	626	198
Uncollectible accounts charged against the allowance	(354)	(170)
Ending balance	$787	$515
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
Other derivatives not designated as hedging instruments consist primarily of foreign currency forward contracts that we use to hedge monetary assets or liabilities denominated in currencies other than the functional currency of a subsidiary. Changes in the fair value on these contracts, as well as the related costs, are recognized in Other income (expense), net, along with the foreign currency gains and losses on the related monetary assets and liabilities. Refer to Note 6 for additional information.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
Capitalized Software Costs
Costs related to software acquired, developed, or modified solely to meet our internal requirements, with no substantive plans to market such software at the time of development are capitalized. Costs incurred during the preliminary project stage and during the post implementation operational stage are expensed as incurred. Eligible costs incurred during the application development stage of the project are capitalized. Capitalized software development costs are recorded as part of other assets, noncurrent in the consolidated balance sheets. Maintenance costs are expensed as incurred. Capitalized software development costs are amortized on a straight-line basis over the software’s estimated useful life, which is four years and are recorded in cost of revenue in the consolidated statements of operations. As of December 31, 2024 and 2023, we have capitalized $2.0 million and $3.5 million, net, respectively, of qualifying software development costs. Amortization expenses related to capitalized software costs were $1.5 million, $1.5 million, and $0.7 million for the years ended December 31, 2024, 2023, and 2022, respectively.
Cloud Computing Arrangement Implementation Costs
We capitalize certain implementation costs incurred in a cloud computing arrangement during the application development stage pursuant to Accounting Standards Codification, or ASC, 350-40, Internal Use Software. These costs are amortized over the term of the hosting arrangement on a straight-line basis, and are included within operating expenses in the consolidated statements of operations. Costs incurred in the preliminary stages of development are analogous to research and development activities and are expensed as incurred. These capitalized costs are included in other assets, noncurrent in the consolidated balance sheets. We have capitalized $0.6 million and $0.7 million of qualifying cloud computing arrangement implementation costs as of December 31, 2024 and 2023, respectively. Amortization expenses related to capitalized cloud computing arrangement implementation costs were $0.3 million, $0.2 million, and $0.2 million for the years ended December 31, 2024, 2023, and 2022, respectively.
Leases
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
Indemnification Guarantees
We provide contractual guarantees around the accuracy of our approvals so that our merchants can confidently automate a transaction’s execution. Our Chargeback Guarantee contracts obligate us to indemnify our merchants for any costs incurred from a chargeback due to fraud (i.e., the “guarantee obligation”). Accordingly, we account for the guarantee obligation as an indemnification under the general provisions of ASC 460, Guarantees, or ASC 460, and recognize a liability at fair value upon approving a transaction at an amount that represents what we would need to pay a third party to relieve ourselves from this obligation. This liability is presented as Guarantee obligations on the consolidated balance sheets and will be released to revenue in the consolidated statements of operations.
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
While no individual transaction is probable of a chargeback occurring, when we analyze a portfolio of transactions, if we believe a future chargeback is probable and reasonably estimated, we accrue a liability and an associated expense through cost of revenue in accordance with ASC 450, Contingencies, or ASC 450. Inputs and assumptions used by management to calculate this provision are based on the transactions approved and the features of those transactions as well as historical information about chargebacks. It is possible that the estimate may change in the near term, and the effect of the change could be material. These liabilities are recorded within Provision for chargebacks, net on the consolidated balance sheets and will be reduced by credits issued or cash paid to merchants. Refer to Note 9 below.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Ordinary Share Warrants
In conjunction with a SaaS Agreement entered into in June 2021, we issued a warrant to a customer to purchase ordinary shares. The warrant vests annually, in equal amounts, over a five-year period commencing on the effective date of the SaaS Agreement. Vesting during the first three years was contingent on the SaaS Agreement being in full force and effect in accordance with its terms. Vesting during the last two years was contingent upon the vesting conditions being met during the first three years. As of December 31, 2024, 299,700 Class A ordinary shares had vested and were issuable upon exercise of the warrant. The remaining 199,800 Class A ordinary shares issuable upon exercise of the warrant will vest in two equal installments on June 27, 2025 and June 27, 2026, respectively. During the fourth quarter of 2024, the SaaS Agreement was terminated.
The warrant was accounted for as consideration payable to a customer under ASC 606 and reduced revenue as we recognized revenue under the SaaS Agreement. Upon termination of the SaaS Agreement, we reduced revenue by the remaining unrecognized grant date fair value amount of $2.5 million. No further reductions to revenue will occur associated with the SaaS Agreement or the associated warrant.
Revenue Recognition
We primarily generate revenue from our Chargeback Guarantee service which provides merchants access to our AI-powered eCommerce risk intelligence platform that is standing ready to review and guarantee eCommerce transactions for legitimacy. Our Chargeback Guarantee merchants pay us a percentage of every dollar of the gross merchandise volume, or GMV, that we approve and guarantee on their behalf. Our fee, as determined by our risk-based pricing model, in these situations is a percentage of the GMV of our merchants’ orders that we approve, prior to taxes or other charges. These arrangements do not provide merchants with the right to take possession of our software platform. Rather, merchants are granted continuous access to our software platform under a hosting arrangement over the contractual period.
As noted above within “Indemnification Guarantees”, our Chargeback Guarantee contracts with our merchants obligate us to stand ready to review and guarantee eCommerce transactions for legitimacy. In the event of a chargeback due to fraud, we indemnify merchants based on the GMV of the approved transaction. Our fee is allocated between the consideration for our stand ready review service performance obligation accounted for under ASC 606 and the consideration for issuing indemnification guarantees that are accounted for under ASC 460 and are recorded at fair value. Consideration allocated to our review service is recognized as revenue over the contract period in the month that the transactions are approved while consideration allocated to the indemnification guarantee is recognized as we are released from risk under the guarantee, generally over a six-month period from the date of the transaction. Certain other contracts obligate us to stand ready to review eCommerce transactions for legitimacy without providing a guarantee. We have determined that these contracts meet the variable consideration allocation exception and revenue is recognized over the contract period in the month that the transactions are approved.
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

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
For SaaS arrangements, we provide access to our cloud-hosted AI-powered eCommerce risk intelligence platform that is standing ready to review eCommerce transactions for legitimacy, without providing the merchant the right to take possession of our software. Our single performance obligation is this stand ready obligation. Revenue generated from the issuance of indemnification guarantees is accounted for under ASC 460. Refer to “Indemnification Guarantees” above and Note 9 below for additional information.
3.Determination of the transaction price
As our SaaS arrangements include an unknown quantity of approved transactions at a fixed contractual rate per approved transaction value executed on a monthly basis, the contract price is deemed variable. We allocate the variable consideration to the month in which we have the contractual right to bill under the contract as this represents the amount of consideration to which we expect to be entitled for the transfer of products during that month. Our SaaS arrangements typically include additional forms of variable consideration such as service level commitments relating to uptime availability and minimum approval rates as well as provisions that provide for reimbursements should our merchant’s customer cancel an approved order. If we fail to meet these commitments, merchants are generally permitted to receive a refund in the form of a credit on their invoice. When our merchant’s customer cancels an order that we have approved, we provide a refund of some or all of the fees owed by our merchant to us generally in the form of a credit on our merchant’s invoice. The transaction price is reduced to reflect our estimate of the amount of consideration to which we are entitled based on the terms of the contract.
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
4.Allocation of the transaction price to the performance obligations in the contract
Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on each performance obligation’s relative standalone selling price. Access to our cloud-hosted software that is standing ready to review eCommerce transactions for legitimacy is considered one performance obligation in the context of the contract and accordingly the transaction price is allocated to this single performance obligation.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
Sales commissions for initial contracts are amortized on a straight-line basis over an estimated period of benefit of four years. We determine the period of benefit for sales commissions by taking into consideration the estimated customer life, technological life of our software, and other factors. These factors involved in the determination of the period of benefit include inherent uncertainties and the application of significant judgment. Sales commissions for renewal contracts are not commensurate with sales commissions for initial contracts and are deferred and then amortized on a straight-line basis over the renewal term.
Sales commissions expenses are included in sales and marketing expense in the consolidated statements of operations. We periodically review these deferred contract acquisition costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit. We recorded impairment losses of $1.0 million during the year ended December 31, 2024. There were no impairment losses recorded during the years ended December 31, 2023 and 2022.
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
Capitalized costs to fulfill a contract are amortized on a straight-line basis over the expected period of benefit of four years and are included in cost of revenue in the consolidated statements of operations. We determine the period of benefit by taking into consideration the estimated customer life, technological life of our software, and other factors. These factors involved in the determination of period of benefit involve inherent uncertainties and the application of significant judgment. We periodically review these deferred contract fulfillment costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit. We recorded impairment losses of $0.2 million during the year ended

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024. There were no impairment losses recorded during the years ended December 31, 2023 and 2022.
Cost of Revenue
Cost of revenue primarily consist of chargeback expenses, net of chargebacks won, and other expenses related to providing our services to our merchants. These other expenses include compensation and benefits related costs, including share-based compensation expense associated with teams integral in providing our service, hosting fees and software costs, data enrichment costs, payment processing fees, amortization of capitalized software development costs and deferred contract fulfillment costs, depreciation expense, and allocated overhead.
Chargeback claims can be disputed and if the decision of the dispute concludes that the order was legitimate and not fraudulent, the chargeback is classified as chargeback won. We present chargeback expenses net of chargebacks won, since such amounts are refunded to us. Amounts for chargebacks won were $31.7 million, $25.0 million, and $20.3 million for the years ended December 31, 2024, 2023, and 2022, respectively.
Research and Development
Research and development costs primarily consist of compensation and benefits related costs, including share-based compensation expense associated with research and development teams that are responsible for the design, development, and testing of our AI-powered ecommerce risk intelligence platform infrastructure including expenses associated with adding new features, increasing the functionality, and enhancing the usability of our platform. Research and development costs also consist of third-party software hosting fees used by our research and development teams, depreciation expense, and allocated overhead. Research and development costs are expensed as incurred.
Sales and Marketing
Sales and marketing costs primarily consist of compensation and benefits related costs, including share-based compensation expense directly associated with our sales and marketing teams. Sales and marketing costs also consists of costs associated with conferences, events, digital marketing and advertising programs, commissions, depreciation expense, and allocated overhead. Sales and marketing costs are expensed as incurred.
Advertising costs include digital marketing programs, promotional events, and brand-building activities. Advertising costs were $4.6 million, $4.9 million, and $6.0 million for the years ended December 31, 2024, 2023, and 2022, respectively.
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
Share-Based Compensation
Share-based compensation expense related to share-based awards is recognized based on the grant date fair value of the award. The fair value of each share option award was estimated on the grant date using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying ordinary shares, the expected term of the share option, the expected volatility of the price of our ordinary shares, risk-free interest rates, and the expected dividend yield of ordinary shares. The assumptions used to determine the fair value of

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
the option awards represented management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. The related share-based compensation expense is recognized on a straight-line basis over the requisite service period of the awards, including awards with graded vesting and no additional conditions for vesting other than service conditions. Forfeitures are accounted for as they occur. There were no share options granted during the periods presented.
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
For RSU awards with both service-based and performance-based vesting conditions, the service-based vesting condition has varying terms, but is generally satisfied over four to five years. The performance-based vesting condition is satisfied upon the occurrence of a qualifying liquidation event which is defined as the earlier to occur of (i) the six month anniversary of or, if earlier, March 15 of the year following, the occurrence of an IPO or (ii) consummation of a merger and acquisition, or M&A, transaction of the Company. The performance-based vesting condition underlying these awards was satisfied upon our IPO. The market-based condition underlying the CEO RSU is satisfied upon the trading price of our ordinary shares meeting certain thresholds which have not been met.
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
Net Profit (Loss) Per Share Attributable to Ordinary Shareholders
We compute net profit (loss) per share using the two-class method required for participating securities. The two-class method requires income available to ordinary shareholders for the period to be allocated between ordinary shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. There were no participating

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
securities during the periods presented. Under the two-class method, we allocate earnings proportionately to Class A and B ordinary shares outstanding for the period.
Our basic net profit (loss) per share is calculated by dividing net profit (loss) attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding for the period, without consideration of potentially dilutive securities. The diluted net profit (loss) per share is calculated by giving effect to all potentially dilutive securities outstanding for the period using the treasury stock method. Diluted net profit (loss) per share is the same as basic net profit (loss) per share in periods when the effects of potentially dilutive shares of ordinary shares are anti-dilutive.
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
In November 2023, the Financial Accounting Standards Board (FASB) issued ASU No. 2023-07, Reportable Segments (Topic 280): Improvements to Reportable Segment Disclosures, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses, including public entities with a single operating or reportable segment. The updated standard will be effective for annual periods beginning in fiscal 2024 and interim periods beginning in the first quarter of fiscal 2025. We adopted this standard as of January 1, 2024. The adoption of this standard did not have a material impact on our financial condition and results of operations within our consolidated financial statements. Refer to Note 3 for additional information.
Recently Issued Accounting Pronouncements
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
In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosure (Subtopic 220-40), Disaggregation of Income Statement Expenses, which requires disclosure of disaggregation of certain relevant expenses included in the consolidated statements of operations on an annual and interim basis. The updated standard will be effective for annual periods beginning in fiscal 2027. We are currently evaluating the impact of this standard on our financial statement disclosures.
3. Segment Information
We operate our business in one operating segment and therefore have one reportable segment. Operating segments are defined as components of an entity that engage in business activities for which discrete financial information is available and regularly reviewed by the chief operating decision maker (“CODM”), who is our CEO, in deciding how to allocate resources and assess performance. Our CODM allocates resources and assesses performance based upon financial information presented on a consolidated basis, including consolidated net profit (loss) as presented within the consolidated statements of operations.
The following table, which is consistent with how our CODM views the business, presents revenue, significant segment expenses, other segment items, and segment net profit (loss), which is consolidated net profit (loss):

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Year Ended December 31,
	2024	2023	2022
	(in thousands)
Revenue	$327,516	$297,610	$261,247
Less:
Chargebacks, net of chargebacks won	131,697	121,762	103,196
Other costs of revenue(1)	24,115	22,559	22,333
Operating expenses - payroll costs	118,109	124,358	124,046
Operating expenses - non-payroll costs(2)	43,616	43,370	53,553
Other segment items(3)	44,901	44,596	62,824
Net profit (loss)	$(34,922)	$(59,035)	$(104,705)
_______________
(1)Other costs of revenue primarily consists of compensation and benefits related costs associated with teams integral in providing our service, hosting fees and software costs, data enrichment costs, payment processing fees, amortization of capitalized software development costs and deferred contract fulfillment costs, and allocated overhead.
(2)Operating expenses - non-payroll costs primarily consists of overhead costs, software costs, professional services fees, marketing costs, and travel costs.
(3)Other segment items consist of share-based compensation (as presented in Note 11), provision for (benefit from) income taxes, interest income (expense), and other income (expense) as presented on the consolidated statements of operations. Other segment items are excluded from the preceding line items but are included in the measure of segment profit (loss).

4. Revenue Recognition
Disaggregation of Revenue

The following table summarizes revenue by region in which our merchants’ headquarters are located:

	Year Ended December 31,
	2024		2023		2022
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue
	(in thousands, except where indicated)
United States(1)	$198,803	61%	$180,240	61%	$163,920	63%
Europe, the Middle East and Africa (“EMEA”)(1)(2)	86,786	26	83,113	27	71,443	27
Asia-Pacific (“APAC”)	22,371	7	16,699	6	12,005	5
Americas	19,556	6	17,558	6	13,879	5
Total revenue	$327,516	100%	$297,610	100%	$261,247	100%
_________________
(1)For comparability, prior period amounts have been reclassified to conform to the merchants’ current headquarters location.
(2)Revenue recognized from merchants whose headquarters are in Israel, which is our country of domicile, was $3.3 million, $1.3 million, and $3.3 million, for the years ended December 31, 2024, 2023, and 2022, respectively.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following table summarizes revenue based on the nature and type of service provided to our merchants:

	Year Ended December 31,
	2024		2023		2022
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue
	(in thousands, except where indicated)
Revenue for review services recognized under ASC 606	$188,265	57%	$167,278	56%	$156,040	60%
Revenue for indemnification guarantees recognized under ASC 460	139,251	43	130,332	44	105,207	40
Total revenue	$327,516	100%	$297,610	100%	$261,247	100%
We primarily generate revenue from our Chargeback Guarantee offering.
The allocation of consideration between revenue for review services recognized under ASC 606 and revenue for indemnification guarantees recognized under ASC 460 is a function of the fair value of our chargeback guarantee which represents what we would need to pay a third party to relieve ourselves from our obligations under issued guarantees. The fair value of the chargeback guarantee is primarily determined by utilizing the historical percentage of guarantees issued that resulted in a chargeback plus a risk premium fee that we would have incurred from a third-party in order to relieve ourselves from our legal obligation under the guarantee.
Changes in the percentage of revenue that are recorded as revenue for review services recognized under ASC 606 and revenue for indemnification guarantees recognized under ASC 460 are a function of changes in the aforementioned fair value of the chargeback guarantee and changes in the speed in which we resolve chargeback claims which impacts the systematic and rational approach that we utilize to record revenue associated with our guarantee obligation.
Cost to Obtain a Contract
The following table represents a roll-forward of deferred contract acquisition costs:

	Year Ended December 31,
	2024	2023	2022
	(in thousands)
Beginning balance	$15,562	$14,383	$10,365
Additions to deferred contract acquisition costs	10,535	8,894	9,707
Amortization of deferred contract acquisition costs	(8,583)	(7,715)	(5,689)
Impairment of deferred contract acquisition costs	(956)	—	—
Ending balance	$16,558	$15,562	$14,383

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Cost to Fulfill a Contract
The following table represents a roll-forward of deferred contract fulfillment costs:

	Year Ended December 31,
	2024	2023	2022
	(in thousands)
Beginning balance	$4,456	$3,673	$2,930
Additions to deferred contract fulfillment costs	3,010	2,635	2,189
Amortization of deferred contract fulfillment costs	(2,201)	(1,852)	(1,446)
Impairment of deferred contract fulfillment costs	(249)	—	—
Ending balance	$5,016	$4,456	$3,673
5. Fair Value Measurements
The following tables present information about our financial instruments that are measured at fair value on a recurring basis:

	As of December 31, 2024
	Fair Value	Level 1	Level 2	Level 3
	(in thousands)
Financial Assets:
Derivative financial instruments included in prepaid expenses and other current assets	$826	$—	$826	$—
Total financial assets	$826	$—	$826	$—

	As of December 31, 2023
	Fair Value	Level 1	Level 2	Level 3
	(in thousands)
Financial Assets:
Government bonds included within short-term investments	$28,968	$—	$28,968	$—
Derivative financial instruments included in prepaid expenses and other current assets	308	—	308	—
Total financial assets	$29,276	$—	$29,276	$—

Financial Liabilities:
Derivative financial instruments included in accrued expenses and other current liabilities	$462	$—	$462	$—
Total financial liabilities	$462	$—	$462	$—
As of December 31, 2024 and 2023, we did not have any Level 3 financial instruments that are measured at fair value on a recurring basis.
We classify our derivative financial instruments and government bonds within Level 2 of the fair value hierarchy because they are valued using inputs other than quoted prices which are directly or indirectly observable in the market, including readily-available pricing sources for the identical underlying security which may not be actively traded. Refer to Note 6 for more information regarding our derivative financial instruments.
Refer to Note 9 below for more information regarding the fair value of our indemnification guarantees.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Debt Securities
Our investment in government bonds matured during 2024. There were no short-term investments as of December 31, 2024. Short-term investments as of December 31, 2023 consisted of the following:

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
6. Derivative Financial Instruments and Hedging
Notional Amount of Foreign Currency Contracts
Our foreign currency contracts are denominated in NIS and Euro. The gross notional amounts of outstanding foreign currency contracts in U.S. dollar were as follows:

	As of December 31,
	2024	2023
	(in thousands)
Derivatives Designated as Hedging Instruments:
Foreign currency contracts	$27,432	$63,716
Derivatives Not Designated as Hedging Instruments:
Foreign currency contracts	—	10,314
Total derivative instruments	$27,432	$74,030
Effect of Foreign Currency Contracts on the Consolidated Statements of Operations
The effect of foreign currency contracts on the Consolidated Statements of Operations during the periods presented were as follows:

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Derivatives Designated as Hedging Instruments			Derivatives Not Designated as Hedging Instruments
	Year Ended December 31,			Year Ended December 31,
	2024	2023	2022	2024	2023	2022
	(in thousands)
Statement of Operations Location:
Revenue	$526	$168	$—	$—	$—	$—
Cost of revenue	(9)	(146)	(175)	—	—	—
Research and development	(337)	(2,659)	(1,718)	—	—	—
Sales and marketing	(128)	(1,051)	(732)	—	—	—
General and administrative	(179)	(1,263)	(706)	—	—	—
Other income (expense), net	—	—	—	208	(534)	(1,659)
Total gain (loss) recognized in earnings	$(127)	$(4,951)	$(3,331)	$208	$(534)	$(1,659)
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

Net Unrealized Gains (Losses) on Derivatives Designated as Hedging Instruments
(in thousands)
Balance as of December 31, 2021	$176
Amount of net gains (losses) recorded in accumulated other comprehensive profit (loss)	1,448
Amount of net gains (losses) reclassified from accumulated other comprehensive profit (loss) to earnings	(3,331)
Other comprehensive profit (loss)	(1,883)
Balance as of December 31, 2022	$(1,707)
Amount of net gains (losses) recorded in accumulated other comprehensive profit (loss)	6,585
Amount of net gains (losses) reclassified from accumulated other comprehensive profit (loss) to earnings	(4,951)
Other comprehensive profit (loss)	1,634
Balance as of December 31, 2023	$(73)
Amount of net gains (losses) recorded in accumulated other comprehensive profit (loss)	1,026
Amount of net gains (losses) reclassified from accumulated other comprehensive profit (loss) to earnings	(127)
Other comprehensive profit (loss)	899
Balance as of December 31, 2024	$826
`

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, $1.7 million of net deferred losses were recorded in accumulated other comprehensive profit (loss) and were recognized during the year ended December 31, 2023 in the same financial statement line item as the hedged items. As of December 31, 2023, $0.1 million of net deferred losses were recorded in accumulated other comprehensive profit (loss) and were recognized during the year ended December 31, 2024 in the same financial statement line item as the hedged items. As of December 31, 2024, $0.8 million of net deferred gains were recorded in accumulated other comprehensive profit (loss) of which all are expected to be recognized in the same financial statement line item in the Consolidated Statements of Operations to which the derivative relates over the next twelve months.
7. Consolidated Balance Sheet Components
Property and Equipment, Net
Property and equipment, net consisted of the following:

	As of December 31,
	2024	2023
	(in thousands)
Computer equipment	$6,202	$6,592
Furniture and office equipment	1,925	2,593
Leasehold improvements	15,632	16,702
Property and equipment, gross	23,759	25,887
Less: accumulated depreciation and amortization	(11,055)	(10,248)
Property and equipment, net	$12,704	$15,639
Depreciation and amortization expenses were $3.3 million, $3.6 million, and $3.4 million for the years ended December 31, 2024, 2023, and 2022, respectively. During the year ended December 31, 2024, the Company disposed of certain property and equipment with an original cost basis of $2.7 million, and accumulated depreciation of $2.6 million.
The following table presents our property and equipment, net of depreciation and amortization, by geographic region:

	As of December 31,
	2024	2023
	(in thousands)
Israel	$11,586	$14,209
United States	1,091	1,403
Rest of world	27	27
Total property and equipment, net	$12,704	$15,639

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2024	2023
	(in thousands)
Accrued expenses	$6,348	$4,548
Customer credits	6,401	6,724
Derivative financial instruments	—	462
Other	1,031	1,062
Accrued expenses and other current liabilities	$13,780	$12,796
Other Liabilities, Noncurrent
Other liabilities, noncurrent consisted of the following:

	As of December 31,
	2024	2023
	(in thousands)
Other tax liabilities	$21,078	$14,706
Other liabilities, noncurrent	$21,078	$14,706
8. Leases
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
The components of operating lease cost for the years ended December 31, 2024, 2023, and 2022 were as follows:

	Year Ended December 31,
	2024	2023	2022
	(in thousands)
Operating lease cost	$5,756	$6,242	$6,140
Variable lease cost	1,186	1,010	1,257
Short-term lease cost	118	170	304
Sublease income	(1,805)	(1,347)	(786)
Total operating lease cost	$5,255	$6,075	$6,915
As of December 31, 2024, the weighted average remaining lease term and the weighted average discount rate for our operating leases were 5.5 years and 4.6%, respectively. As of December 31, 2023, the weighted average remaining lease term and the weighted average discount rate for our operating leases were 6.5 years and 4.6%, respectively.
The future minimum lease payments included in the measurement of our operating lease liabilities as of December 31, 2024, were as follows:

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Amount
Year Ending December 31,
2025	$5,696
2026	5,741
2027	5,787
2028	5,833
2029	4,497
Thereafter	3,438
Total undiscounted lease payments	30,992
Less: imputed interest	(3,462)
Present value of operating lease liabilities	$27,530
The following table presents our operating lease ROU assets by geographic region:

	As of December 31,
	2024	2023
	(in thousands)
Israel	$16,074	$18,782
United States	9,236	10,960
Total operating lease right-of-use assets	$25,310	$29,742

Excluded from the tables above is an unsecured and undated promissory note issued in December 2020 in connection with the execution of a lease agreement for an amount of $2.9 million and $2.9 million as of December 31, 2024 and 2023, respectively. The promissory note may only be withdrawn in the event of a material and fundamental breach of the lease agreement. The promissory note expires three months after the lease termination date. As of December 31, 2024 and 2023, we were in full compliance of the terms and conditions of the promissory note, and the promissory note has not been withdrawn.
9. Guarantees, Commitments, and Contingencies
Indemnification Guarantees
We provide contractual guarantees around the accuracy of our approvals so that our merchants can confidently automate a transaction’s execution. Our contracts obligate us to indemnify our merchants for any costs incurred from a chargeback due to fraud. Accordingly, we account for the guarantee obligation as an indemnification under the general provisions of ASC 460 and recognize a liability at fair value upon approving a transaction. The fair value is an amount that represents what we would need to pay a third party to relieve ourselves from this obligation. This liability is presented as Guarantee obligations on the consolidated balance sheets and was $13.1 million and $12.7 million as of December 31, 2024 and 2023, respectively, and will be released to revenue in the consolidated statements of operations.
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
Our provision for chargebacks includes amounts associated with chargebacks that have been submitted and accepted but not yet paid by us as of the balance sheet date as well as estimates of chargebacks that have not yet been submitted and accepted relating to approved transactions that are accounted for under ASC 450, Contingencies. While no individual transaction is probable of a

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
chargeback occurring, when we analyze a portfolio of transactions, if we believe a future chargeback is probable and reasonably estimated, we accrue a liability and an associated expense through cost of revenue. Inputs and assumptions used by management to calculate the provision are based on the transactions approved and the features of those transactions as well as historical information about chargebacks. It is possible that the estimate may change in the near term, and the effect of the change could be material. Provision for chargebacks, net on the consolidated balance sheets were $9.4 million and $12.1 million as of December 31, 2024 and 2023, respectively, and will be reduced by credits issued or cash paid to merchants.
As of December 31, 2024, our portfolio of potential chargeback liabilities was diversified across numerous industries, hundreds of merchants, and millions of individual transactions. The maximum potential payment to our merchants for these guarantees at a point in time, if every order we approved was fraudulent, is generally the aggregate approved transaction amount excluding cancelled orders, orders that have expired guarantees, and orders for which guarantees have already been paid. As of December 31, 2024, there was $46.7 billion in outstanding indemnification guarantees.
Historically, we have had to pay approximately 0.1% of guarantees that we have issued and net chargeback expenses for the years ended December 31, 2024, 2023, and 2022, were $131.7 million, $121.8 million, and $103.2 million, respectively, which was in line with our budgets for the associated periods.
Non-Cancelable Purchase Obligations
In the normal course of business, we enter into non-cancelable purchase commitments with various parties primarily for hosting and software services. As of December 31, 2024, we had outstanding non-cancelable purchase obligations with a remaining term of 12 months or longer as follows:

Amount
(in thousands)
Year Ending December 31,
2025	$14,011
2026	13,819
2027	12,453
Total	$40,283
Other Indemnifications and Contingencies
In the ordinary course of business, we agree to indemnify certain parties. In our merchant agreements, we have agreed to indemnify, defend, and hold harmless the indemnified party for third-party claims and related losses suffered or incurred by the indemnified party from actual or threatened third-party intellectual property infringement claims. For certain large or strategic merchants, we have agreed to indemnify, defend and hold harmless the indemnified party for non-compliance with certain additional representations and warranties made by us. In addition, we have entered into indemnification agreements with our directors and certain officers. As we have a limited history of prior indemnification claims and the payments we have made under such agreements have not had a material adverse effect on our results of operations, cash flows, or financial position, we are unable to reasonably estimate the maximum potential amount of future payments related to these indemnification agreements. However, to the extent that valid indemnification claims arise in the future, future payments by us could be significant and could have a material adverse effect on our results of operations or cash flows in a particular period. As of December 31, 2024 and 2023, we did not have any material indemnification claims that were probable or reasonably possible.
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
10. Ordinary Share Warrants
As of December 31, 2024 and 2023, the following warrants were issued and outstanding:

	As of December 31, 2024 and 2023
	Issued and Outstanding Share Warrants		Weighted-Average Exercise Price		Expiration Date
	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares	Class B Ordinary Shares
Warrants issued to customers	499,500	—	$0.01	$—	June 2028
Total	499,500	—
11. Ordinary Shares and Equity Incentive Plan
Ordinary Shares
Upon the completion of the IPO, our amended and restated Articles of Association (“AoA”) became effective, which authorized the issuance of up to 900,000,000 Class A ordinary shares with no par value and 232,500,000 Class B ordinary shares with no par value, respectively.
We have the following ordinary shares reserved for future issuance:

	As of December 31,
	2024	2023
Warrants issued to customers	499,500	499,500
Share options and RSUs issued and outstanding under the 2013 Plan	12,892,506	15,981,269
Share options and RSUs issued and outstanding under the 2021 Plan	14,488,408	16,299,528
Remaining shares available for future issuance under the 2021 Plan	12,928,337	8,766,560
Total ordinary shares reserved	40,808,751	41,546,857

Treasury Shares
As of December 31, 2024, $153.6 million of the Repurchase Program had been utilized. Under the Repurchase Program, we may make purchases of Class A ordinary shares, from time-to-time in the open market, in privately negotiated transactions or by other means in accordance with U.S. federal securities laws. During the year ended December 31, 2024, we repurchased 27,010,486 outstanding Class A ordinary shares for $141.1 million, including transaction costs of approximately $0.5 million, through our Repurchase Program. These shares are classified as Treasury Shares on our consolidated balance sheets.
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

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Share Options and Shares Available for Grant
Share options generally vest over four years and expire ten years after the date of grant. We issue Class A ordinary shares upon the exercise of share options. A summary of share options under our equity incentive plan and related information is as follows:

	Share Options Outstanding
	Outstanding Share Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
	(in thousands, except share, life and per share data)
Balance as of December 31, 2023	10,369,534	$2.39	5.5	$24,303
Options exercised	(2,257,709)	$1.88
Options forfeited	(165,186)	$4.95
Balance as of December 31, 2024	7,946,639	$2.49	4.6	$18,280
Exercisable as of December 31, 2024	7,584,471	$2.41	4.5	$17,922

There were no share options granted during the periods presented. The aggregate grant date fair value of share options vested during the years ended December 31, 2024, 2023, and 2022 were $5.6 million, $6.9 million, and $12.0 million, respectively. The total intrinsic value of share options exercised during the years ended December 31, 2024, 2023, and 2022 were $7.8 million, $11.3 million, and $17.4 million, respectively. As of December 31, 2024, unrecognized share-based compensation cost related to unvested share options was $0.9 million, which is expected to be recognized over a weighted-average period of 0.9 years.
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
A summary of RSU activity, including activity under our equity incentive plan, and related information is as follows:

	Number of Shares	Weighted-Average Grant-Date Fair Value Per Share
Unvested as of December 31, 2023	21,911,263	$8.02
Granted	7,355,210	$4.60
Vested	(7,408,175)	$6.83
Forfeited	(2,424,115)	$5.58
Unvested as of December 31, 2024	19,434,183	$7.49

As of December 31, 2024, total unrecognized share-based compensation expense related to unvested RSUs was approximately $83.3 million, which is expected to be recognized over a weighted-average period of 2.9 years.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
2021 Employee Share Purchase Plan
We adopted the 2021 Employee Share Purchase Plan, or ESPP, in connection with our IPO on July 15, 2021, to enable eligible employees of the company and certain of its designated subsidiaries to use payroll deductions to purchase the company’s Class A ordinary shares and thereby acquire ownership interests in the Company. A total of 3,742,961 Class A ordinary shares are available for sale under the ESPP, subject to adjustment as provided for in the ESPP. In addition, on the first day of each fiscal year beginning on January 1, 2022 and ending on and including January 1, 2031, such pool of Class A ordinary shares shall be increased by that number of our Class A ordinary shares equal to the lesser of: (i) 1% of the outstanding Class A ordinary shares as of the last day of the immediately preceding fiscal year (calculated on a fully diluted as-converted basis); or (ii) such smaller amount as our board of directors may determine. In accordance with the above, our board of directors determined not to increase the number of Class A ordinary shares available for sale under the ESPP as of January 1, 2022, January 1, 2023, January 1, 2024, or January 1, 2025.
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
As of December 31, 2024, we have not effected any offering under the ESPP.
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
The Multi-Year Award is structured so that meaningful value may only be realized upon the achievement of sustained and significant high performance levels. The award is divided into ten tranches that are eligible to vest based on the achievement of stock price goals, which range from $26.67 to $106.67, measured based on the average of our stock price over a trailing 60 trading day period during predefined performance periods, subject to Mr. Gal’s continued employment as our chief executive officer through each such period. In order to earn all of the tranches, the stock price will have to be more than 5 times higher than the price at IPO. No tranches of the Multi-Year Award were earned or vested in 2024.
In addition to the service-based vesting condition, and market-based vesting condition, each described above, the Multi-Year Award is also subject to a performance-based vesting condition. The performance-based vesting condition underlying the Multi-Year Award was satisfied upon the occurrence of our IPO in 2021. We recognized $7.0 million, $8.6 million, and $13.0 million in share-based compensation expense related to the Multi-Year Award during the years ended December 31, 2024, 2023, and 2022, respectively.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Share-Based Compensation
Share-based compensation expense by line item in the consolidated statements of operations is summarized as follows:

	Year Ended December 31,
	2024	2023	2022
	(in thousands)
Cost of revenue	$765	$770	$621
Research and development	13,061	13,152	10,005
Sales and marketing	18,506	19,420	18,253
General and administrative	25,499	29,068	38,588
Total share-based compensation expense	$57,831	$62,410	$67,467
12. Income Taxes
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

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Profit (loss) before the provision for income taxes consisted of the following for the years ended December 31, 2024, 2023, and 2022:

	Year Ended December 31,
	2024	2023	2022
	(in thousands)
Israel	$(6,866)	$(23,269)	$(55,414)
International	(21,637)	(29,968)	(43,249)
Total	$(28,503)	$(53,237)	$(98,663)
The provision for income taxes was as follows:

	Year Ended December 31,
	2024	2023	2022
	(in thousands)
Current:
Israel	$—	$(225)	$4
International	6,224	6,039	8,715
Total current income tax expense	6,224	5,814	8,719
Deferred:
Israel	—	—	—
International	195	(16)	(2,677)
Total deferred income tax expense	195	(16)	(2,677)
Total provision for income taxes	$6,419	$5,798	$6,042
A reconciliation of our statutory income tax expense to our effective income tax provision is as follows:

	Year Ended December 31,
	2024	2023	2022
	(in thousands)
Israel tax benefit at statutory rate	$(6,556)	$(12,245)	$(22,528)
Preferred enterprise	(85)	1,652	10,573
Foreign rate differential	(448)	(785)	(1,050)
Share-based compensation	6,178	8,158	9,717
Prior year tax income/(expense)	11	(302)	(6,675)
Permanent differences	870	587	(3,351)
Uncertain tax position	6,615	5,772	7,233
Change in valuation allowance	(166)	2,961	12,123
Total	$6,419	$5,798	$6,042
Our effective tax rate was (22.52)% for the year ended December 31, 2024, compared to an effective tax rate of (10.89)% for the year ended December 31, 2023 and (6.12)% for the year ended December 31, 2022. The effective tax rates for the periods presented are primarily comprised of Israel statutory taxes, share-based compensation expense, uncertain tax positions, and changes in valuation allowance position. The difference in the effective tax rate of (22.52)% for the year ended December 31, 2024 as compared to the effective tax rate of (10.89)% for the year ended December 31, 2023 and (6.12)% for the year ended December 31, 2022 was related to non-deductible share-based compensation, uncertain tax

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
positions, change in valuation allowances, prior period adjustments and other permanent differences in Israel and in our U.S. subsidiary.
The provision for income taxes was $6.4 million, $5.8 million and $6.0 million for the years ended December 31, 2024, 2023, and 2022, respectively. The provision for income taxes for the year ended December 31, 2024 consisted primarily of income taxes related to the United States and other foreign jurisdictions in which we conduct business.
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
The following table presents the significant components of our deferred tax assets and liabilities:

	Year Ended December 31,
	2024	2023	2022
	(in thousands)
Deferred tax assets:
Research and development expenses	$4,459	$7,550	$7,374
Net operating loss	11,425	10,333	9,059
Deferred Compensation	8,088	6,762	5,214
Operating lease liabilities	4,833	5,565	6,456
Vacation and convalescence	732	746	730
Bad debts	130	84	78
Other	1,967	1,946	2,166
Gross deferred tax assets	31,634	32,986	31,077
Valuation allowance	(23,617)	(23,783)	(20,822)
Total deferred tax assets	8,017	9,203	10,255
Deferred tax liabilities:
Operating lease right-of-use assets	(4,739)	(5,577)	(6,387)
Deferred contract acquisition costs	(3,036)	(2,971)	(3,009)
Property and equipment	(107)	(109)	(279)
Capitalized Software	(325)	(541)	(591)
Gross deferred tax liabilities	(8,207)	(9,198)	(10,266)
Net deferred tax assets/(liabilities)	$(190)	$5	$(11)
As of December 31, 2024 and 2023, we had Israel net operating loss, or NOL, carryforwards of approximately $83.4 million and $75.7 million, respectively, which do not expire. As of December 31, 2024 and 2023, we had U.S. Federal NOL carryforwards of approximately $11.8 million and $11.7 million, respectively, which do not expire. As of December 31, 2024, we had U.S. State NOL carryforwards of approximately $28.3 million, of which $26.8 million expire between 2028 and 2044, and the remaining $1.5 million do not expire. As of December 31, 2023, we had U.S. State NOL carryforwards of approximately $24.8 million, of which $23.3 million expire between 2027 and 2043, and the remaining $1.5 million do not expire.
During the years ended December 31, 2024, 2023, and 2022 the net change in the valuation allowance against deferred tax assets amounted to a decrease of $0.2 million, an increase of $3.0 million, and an increase of $12.1 million, respectively. The decrease in the valuation allowance during the year ended December 31, 2024, was largely attributable to R&D tax deductions. The increase in the valuation allowance for the years ended December 31, 2023 and December 31, 2022 was largely attributable to the generation of Israel NOLs, and certain US state NOLs.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In establishing deferred income tax assets and liabilities, management makes judgments based on the enacted tax laws and published tax guidance applicable to us as well as the amount and jurisdiction of future taxable income. Deferred tax assets and liabilities are recorded and the need for valuation allowances is evaluated to reduce the deferred tax assets to amounts expected to be realized. As of December 31, 2024 and 2023, we maintained a full valuation allowance on Israel and U.S. net deferred tax assets as we believe, after weighing both the positive and negative evidence, that it is more likely than not that these deferred tax assets will not be realized.
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
We have identified unrecognized tax benefits or uncertain tax positions. There has been a liability on uncertain tax positions recorded on our audited consolidated financial statements as of December 31, 2024 and 2023. We do not expect that our assessment regarding unrecognized tax benefits and uncertain tax positions will materially change over the following 12 months.
A reconciliation of the beginning and ending balance of total unrecognized tax position is as follows:

Unrecognized Tax Benefits
(in thousands)
Balance – December 31, 2021	$4,119
Additions based on tax positions related to current year	7,187
Reductions for tax positions of prior years	(54)
Balance – December 31, 2022	$11,252
Additions based on tax positions related to current year	5,273
Reductions for tax positions of prior years	(13)
Balance – December 31, 2023	$16,512
Additions based on tax positions related to current year	4,779
Reductions for tax positions of prior years	(474)
Balance – December 31, 2024	$20,817
As of December 31, 2024 and 2023, the total amount of gross unrecognized tax benefits was $20.8 million and $16.5 million, respectively, which, if recognized, would affect our effective tax rate. We have elected to include interest and penalties as a component of tax expense. As of December 31, 2024 and 2023, we have accumulated $2.9 million and $1.0 million, respectively, in both interest and penalties associated with uncertain tax positions. We do not expect unrecognized tax benefits to change significantly within the next twelve months.
We are not currently under audit for income taxes. As of December 31, 2024, tax years beginning with the year ended December 31, 2020 remain subject to examination by the Israel tax authorities and tax years beginning with the year ended December 31, 2021 remain subject to examination by the Internal Revenue Service and certain U.S. state jurisdictions.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
13. Net Profit (Loss) Per Share Attributable to Ordinary Shareholders
The following table sets forth the computation of basic and diluted net profit (loss) per share attributable to ordinary shareholders for the periods presented:

	Year Ended December 31,
	2024		2023		2022
	Class A	Class B	Class A	Class B	Class A	Class B
	(in thousands, except share and per share data)
Numerator:
Net profit (loss) attributable to ordinary shareholders, basic and diluted	$(24,901)	$(10,021)	$(38,407)	$(20,628)	$(57,734)	$(46,971)

Denominator:
Weighted-average shares used in computing net profit (loss) per share attributable to ordinary shareholders, basic and diluted	121,867,011	49,040,148	115,005,250	61,768,148	92,450,867	75,216,507
Net profit (loss) per share attributable to ordinary shareholders, basic and diluted	$(0.20)	$(0.20)	$(0.33)	$(0.33)	$(0.62)	$(0.62)
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

	Year Ended December 31,
	2024		2023		2022
	Class A	Class B	Class A	Class B	Class A	Class B
Warrants to purchase ordinary shares(1)	146,557	—	725,334	753,565	873,370	850,650
Outstanding share options	9,122,598	—	11,654,082	—	16,067,720	—
Unvested RSUs	21,711,292	—	23,375,114	—	16,176,275	2,131,015
Total	30,980,447	—	35,754,530	753,565	33,117,365	2,981,665
_________________
(1)In 2024, includes warrants issued to customers. In 2023 and 2022, includes the warrants to purchase ordinary shares and warrants issued to customers.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
14. Employee Benefit Plans
We have a defined-contribution plan in the United States intended to qualify under Section 401 of the Internal Revenue Code, or the 401(k) Plan. The 401(k) Plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. We offer a safe harbor matching contribution in an amount equal to 100% of participating employee contributions to the plan up to 4% of the employee’s eligible compensation. During the years ended December 31, 2024, 2023, and 2022, we recorded $1.1 million, $1.5 million, and $1.1 million, respectively, of expenses related to the 401(k) plan.
Israeli Severance Pay
Pursuant to Israel’s Severance Pay Law, Israeli employees are entitled to severance pay equal to one month’s salary for each year of employment, or a portion thereof. We have elected to include our employees in Israel under Section 14 of the Severance Pay Law, under which these employees are entitled only to monthly deposits made in their name with insurance companies, at a rate of 8.33% of their monthly salary. These payments release us from any future obligation under the Israeli Severance Pay Law to make severance payments in respect of those employees; therefore, any liability for severance pay due to these employees, and the deposits under Section 14 are not recorded as an asset in the consolidated balance sheets. During the years ended December 31, 2024, 2023, and 2022, we recorded $4.2 million, $4.2 million, and $4.5 million, respectively, in severance expenses related to these employees.
15. Subsequent Events
In February 2025, the Company undertook certain actions to restructure Riskified’s workforce by relocating some positions to lower-cost regions and reducing headcount in other areas. The majority of the associated costs will be incurred during the first nine months of 2025 and are expected to be approximately $5.0 million.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Schedule II
Valuation and Qualifying Accounts

Description	Balance at beginning of period	Increase (1)	Decrease (2)	Balance at end of period
Year Ended December 31, 2024
Guarantee obligations	$12,719	$147,255	$(146,913)	$13,061
Provision for chargebacks, net	$12,092	$131,697	$(134,355)	$9,434
Year Ended December 31, 2023
Guarantee obligations	$12,361	$135,942	$(135,584)	$12,719
Provision for chargebacks, net	$11,980	$121,762	$(121,650)	$12,092
Year Ended December 31, 2022
Guarantee obligations	$12,112	$106,587	$(106,338)	$12,361
Provision for chargebacks, net	$12,020	$103,196	$(103,236)	$11,980
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