Form 20-F
period 2025-12-31
RISKIFIED LTD.
filed 2026-03-06
CIK 1851112

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________________
FORM 20-F
_____________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
Securities registered or to be registered pursuant to Section 12(g) of the Act.: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2025, the registrant had 104,034,048 Class A ordinary shares, no par value, and 44,118,455 Class B ordinary shares, no par value, outstanding.
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
☐ Yes ☐ No

ABOUT THIS ANNUAL REPORT
Except where the context requires or where otherwise indicated in this Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (this “Annual Report”), the terms “Riskified,” the “Company,” “we,” “us,” “our,” “our company,” and “our business” refers to Riskified Ltd. and its consolidated subsidiaries as a consolidated entity.
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
Our fiscal year ends on December 31 of each year. Our most recent fiscal year ended on December 31, 2025.
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
•“Chargebacks” refers to forced transaction reversals typically associated with credit and debit card transactions. Chargebacks occur when a cardholder disputes a transaction with its bank and the cardholder’s bank rules in favor of the cardholder. In such instances, funds associated with the payment are withdrawn from the merchant’s bank account resulting in a loss to the merchant equal to the value of the disputed transaction. Chargebacks are meant as a consumer protection mechanism from fraudulent transactions, however, they may also incite abuse and friendly fraud. For example, friendly fraud may occur when a consumer, rather than returning an order they are dissatisfied with, instead initiates the chargeback process to avoid a complicated returns process. Friendly fraud may violate the merchant’s cancellation policies and, depending on the jurisdiction, may also be unlawful.
•“Consumers” refers to end-consumers who purchase goods or services from our merchants.
•“Merchants” refers to the businesses that purchase our services. Merchants are our customers.

Key Performance Indicators
Throughout this Annual Report, we provide a number of key performance indicators used by our management and often by competitors in our industry. These are discussed in more detail in the section entitled “Operating and Financial Review and Prospects—Key Performance Indicators and Non-GAAP Financial Measures” which also includes non-GAAP financial measures and a reconciliation of our non-GAAP financial measures to the most directly comparable GAAP measure. We define these key performance indicators as follows:
•“Chargebacks-to-billings ratio” or “CTB Ratio” is defined as the total amount of chargeback expenses incurred divided by the total amount of Billings during the period indicated.
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
Our estimates are derived from publicly available information released by independent third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of our industry, which we believe to be reasonable. Certain statistical data, estimates and forecasts contained elsewhere in this Annual Report have been derived from an independent industry report published by eMarketer, titled “Global Retail eCommerce Forecast 2025 Midyear Update” (September 2025).
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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this Annual Report other than statements of historical fact, including, without limitation, statements regarding our future results of operations and financial position, growth strategy, plans and objectives of management for future operations, including, among others, expansion in new and existing markets, development and introductions of new products and features, the implementation and use of AI Technologies, capital expenditures and debt service obligations and the implementation and execution of our share repurchase program, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “predict,” “forecasts,” “aims,” “plan,” “target,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These forward-looking statements are principally contained in the sections entitled Item 3.D. “Risk Factors,” Item 4. “Information on the Company,” and Item 5. “Operating and Financial Review and Prospects.” These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following:
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
•competition;
•our ability to continue to improve our AI Technologies;
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
•the efficiency and accuracy of our AI Technologies and access to third-party and merchant data;
•consumer adoption of agentic commerce;
•our ability to comply with evolving data protection, privacy and security laws;
•any actual or perceived failure to comply with evolving regulatory frameworks around the development and use of artificial intelligence;
•our ability to successfully implement and use AI Technologies;
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
•our ability to accurately estimate or make judgments relating to our critical accounting policies;
•our business in China;
•changes in tax laws or regulations;
•scrutiny of, and expectations for, environmental, social and governance initiatives;
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
We have experienced substantial growth in our business since inception in 2012. Our revenue was $344.6 million and $327.5 million for the years ended December 31, 2025 and 2024, respectively, representing an increase of 5% year-over-year. Our historical revenue growth may not be sustainable and should not be considered indicative of our future performance. Since launching our business, we have frequently expanded and enhanced our products, extended our geographic presence, and changed our pricing methodologies. This evolution and associated growth makes it difficult to evaluate our future operational and financial prospects and to plan for and model future growth in light of the risks and uncertainties we may encounter. These risks and uncertainties include our ability to:
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
•adapt to rapidly evolving trends in the ways merchants and consumers interact with, and shop using, technology, including the increasing popularity and nascent adoption of Agentic Commerce by consumers;
•accurately predict projected chargeback expenses, especially in new industry verticals, new geographies and with respect to new payment methods, if new fraud patterns develop more quickly than our ability to detect and block those new fraud patterns, or if data attributes that we collect and on which our artificial intelligence, machine learning models and automated decision making technologies (collectively, “AI Technologies”) rely change or become unavailable as a result of changes in consumer purchasing practices or for any reason;
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
Our growth is dependent on our ability to continue attracting new merchants while retaining existing merchants and expanding and enhancing the products we sell to them. In particular, if we are not able to attract new merchants and increase the amount of transactions we process within our existing merchant network, we may not be able to continue to improve our products. Growth in the demand for our products may also be inhibited, and we may be unable to grow our merchant base for a number of reasons, including, but not limited to:
•our failure to develop or offer new or enhanced products in a timely manner that are comparable with, or superior to, new technologies or competitor offerings, that meet the evolving needs of our merchants and changes in the regulatory environment in which we operate, and that respond to AI-driven advancements in consumer behavior and the payments ecosystem;
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
•perceived or actual security, availability, integrity, privacy, reliability, quality, or compatibility problems with our products, including related to unscheduled downtime, outages, or network security breaches; and
•continued or increased competition in our industry, including aggressive pricing methodologies, greater marketing efforts or investments by our competitors in advertising and promoting their brands or in product development.

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
We have not been profitable since our inception in 2012 and have incurred significant net losses in prior years, including net losses of $27.6 million and $34.9 million for the years ended December 31, 2025 and 2024, respectively. In addition, our ability to achieve and maintain profitability will depend, in part, on our ability to effectively manage and decrease our chargeback expenses, which is dependent on our ability to improve the accuracy of our products. The accuracy of our products is, in part, driven by the amount of information we are able to obtain from processing transactions. In addition, higher rates of inflation in the U.S. and globally, the recent strengthening of global currencies (including the New Israeli Shekel, or NIS) against the U.S. Dollar, and demand for high-tech personnel, have impacted, and may continue to impact our costs of labor and the prices at which we are able to acquire goods and services from third-party vendors on which we rely. In many instances, contractual restrictions in our merchant contracts, pricing power dynamics and other commercial considerations, mean that we are not able to, or choose not to increase the prices at which we sell our products and services to offset these higher costs, either partially or at all. We intend to continue enhancing and marketing our existing products and may develop and introduce new products through internal research and development, and we may also selectively pursue acquisitions. These efforts may prove more expensive than we currently anticipate. If our revenue declines, or fails to grow at a rate sufficient to offset increases in our operating expenses, we may continue to generate losses and not be able to achieve and maintain profitability in future periods. In addition, our ongoing focus on expense discipline, dilution management, capital allocation initiatives, and path to profitability may require us to reduce the resources we can allocate to growth initiatives, which may in turn result in slower than anticipated revenue growth. We cannot assure you that we will become profitable, or that if we do become profitable, we will be able to sustain profitability.
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

In particular, there are certain industries, including the luxury goods industry, that are particularly susceptible to recession and other macroeconomic conditions, such as inflation, that may reduce consumer discretionary spending. Similarly, external macroeconomic factors and business conditions including global supply chain disruptions, such as those experienced in many industries in previous years, resulted in and may in the future result in shortages of raw products and prolonged shipping and delivery times for consumer goods. This may in turn lead to decreased ecommerce transaction volumes as consumers instead opt to purchase stock-on-hand from bricks-and-mortar retailers, rather than transact through digital channels.
Additionally, the U.S. government has adopted new approaches to U.S. trade policy, and in some cases has sought to, or may seek to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements. The U.S. government has also imposed tariffs on most foreign goods and has raised the possibility of imposing significant tariff increases or expanding the tariffs to capture other countries and types of goods. In response to these tariffs, other countries, including China, Canada, and the European Union, have implemented retaliatory tariffs on U.S. goods, though some retaliatory measures have been subsequently modified or suspended in connection with temporary truces and framework trade agreements. Any changes in the global trade environment, including government policies on international trade, such as export controls, new or increased tariffs for imported goods, new legislation or regulations on manufacturing or foreign investment, renegotiation of existing trade agreements with U.S. trading partners, or any retaliatory trade actions due to existing or future trade tension, including escalating trade tensions between the U.S., China and Europe, may disrupt global supply chains and could materially increase our merchants’ costs, which in turn may increase the costs of consumer goods and reduce our merchants’ ecommerce transaction volume. We cannot predict the likelihood, type, effect, or magnitude of any new tariffs or other trade restrictions or the impact that such restrictions would have on our merchants. Any reduction in our merchants’ transaction volume directly impacts the revenue we derive from them and, if such reduction continues for a prolonged period, could have a material adverse effect on our business, financial condition and results of operations.
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
Our market opportunity estimates and expectations about market growth that we use to manage our business and allocate resources are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Even if the markets in which we compete meet those size estimates and growth expectations, we may be unable to capture some or all of that expanded opportunity for a variety of reasons and our business could fail to grow, which could adversely affect our results of operations.

We operate in a highly competitive industry. Competition presents an ongoing challenge to the success of our business.
We operate in a highly competitive industry, and competition continues to increase with the introduction of new technologies and the entry of new competitors into the market, including risk scoring vendors that provide non-guaranteed decisions, typically at a lower price point. This increased competition harms our ability to attract new merchants, increase sales, maintain or increase renewals, and maintain or increase our prices. We believe that our ability to compete depends upon many factors both within and beyond our control, including the following:
•the size of our merchant base;
•the timing and market acceptance of products, including the developments and enhancements to those products, offered by us or our competitors;
•the quality of our products, accuracy of our AI Technologies, and our merchant service and support efforts;
•our selling and marketing efforts;
•our continued ability to develop technology to support our business model;
•our continued ability to develop and implement new products and features that are differentiated from and/or superior to our competitors’ offerings and which meet evolving merchant needs, use-cases and regulatory requirements and respond to technological shifts in consumer purchasing behavior;
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
Many of our existing and potential competitors could have substantial competitive advantages, such as greater name recognition, longer operating histories, larger sales and marketing budgets, greater merchant support resources, lower labor and development costs, larger and more mature intellectual property portfolios and significantly greater financial, technical, marketing and other resources. Further, in addition to fraud detection and prevention, certain of our competitors, such as payment service providers, or PSPs, may offer a more comprehensive portfolio of products and services, which may make them more attractive to potential merchants.
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
In addition, the industry that we operate in is highly competitive and there has been significant consolidation which is expected to continue. Any consolidation in our industry could result in existing competitors increasing their market share through business combinations and result in stronger competitors, which could adversely impact our business, financial condition and results of operations. We may not be able to compete successfully in a more consolidated industry and cannot predict with certainty how industry consolidation will affect our competitors or us.
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
If we are unable to continue to improve our AI Technologies or if our AI Technologies contain errors or are otherwise ineffective, our growth prospects, business, financial condition, and results of operations may be adversely affected.
Our products are based on our AI Technologies and our ability to attract new merchants, retain existing merchants, increase sales of our products to existing merchants and compete successfully depends in large part on our ability to maintain a high degree of accuracy and automation in our decisioning process. Maintaining or improving the level of accuracy in our decisioning process in turn allows us to maintain or improve approval rates for our merchants over time. If our AI Technologies fail to accurately detect fraud, detect fraud quickly enough or correctly categorize new risks relating to fraud, or if any of the other components of our automated decisioning process fail, we will typically experience higher than forecasted chargebacks, which in turn puts downward pressure on our gross margins, and may impact our ability to attract new merchants, retain existing merchants or increase sales of our products to existing merchants and our business, financial condition, and results of operations may be adversely affected.
Our AI Technologies are designed to analyze data attributes to identify complex transaction and behavior patterns, which enables us to detect fraud and illegitimate consumers quickly and accurately. Our ability to accurately detect fraud even as methods of committing fraud evolve and become more sophisticated is dependent on our ability to continuously improve and train these models. However, our AI Technologies have at times been, and may in the future prove to be, less accurate than we expect, or than they have been in the past, for a variety of reasons, including inaccurate assumptions or other errors made in building or training such models, incorrect interpretations of the results of such models, increased fraud sophistication beyond the capabilities of our AI Technologies, evolving fraud methodologies (including the use of generative artificial intelligence in perpetrating fraud), evolving consumer ecommerce purchasing behavior (including nascent adoption of Agentic Commerce), and failure to timely update model assumptions and parameters. As a result, our AI Technologies have in the past not been, and may in the future not be able to effectively block fraudulent transactions. In addition, our AI Technologies may initially be less accurate following expansion into new industry verticals, geographic regions and use-cases, such as review of automated clearing house (“ACH”) payments or covering non-fraud related chargebacks. Further, the successful performance of our AI Technologies relies on the ability to constantly review and process large amounts of transactions and other data. If we are unable to attract new merchants, retain existing merchants or increase sales of our products to existing merchants, or if our merchants do not provide us with access to a significant volume of their transaction data, or if our transaction data collection integrations with our merchants’ front-end and back-end systems fail, or if the transaction data utilized by our AI Technologies is not available (for example, as a result of changing consumer ecommerce purchasing behavior), or if the number of transactions processed by our existing merchants declines, the amount of data reviewed and processed by our AI Technologies will be reduced or may fail to grow at a pace that will allow us to continue to improve the efficiency of our AI Technologies, which may reduce the accuracy of such models. Additionally, our AI Technologies may not be able to effectively account for matters that are inherently difficult to predict or are otherwise beyond our control, such as social engineering and other methods of perpetrating fraud, including through the use of generative artificial intelligence or other emerging technologies, that do not lend themselves well to risk-based analysis. Material errors or inaccuracies in such AI Technologies could lead us to make inaccurate or sub-optimal operational or strategic decisions, which could adversely affect our business, financial condition and results of operations. Our inability to train our models or develop new technology that can detect new fraud schemes may also result in significant chargeback expenses, which would materially and adversely impact our business, financial condition, and results of operations.
The data gathering for, and development of, our AI Technologies have predominantly occurred during a period of sustained economic growth, and our AI Technologies have not been extensively tested during a down-cycle economy or recession. For example, consumer spending patterns, transaction volumes and fraud patterns experienced during a down-cycle economy or recession may differ from those experienced during periods of sustained economic growth. There is no assurance that our AI Technologies can continue to accurately detect fraud under adverse economic conditions. If our AI Technologies are unable to accurately detect fraud under such economic conditions, the performance of our product may be worse than anticipated and we may be required to issue a significant amount of credits as a result of valid chargebacks, which would adversely affect our business, financial condition and results of operations.
Our CTB Ratio and gross profit margin have historically and may in the future fluctuate from quarter-to-quarter, which makes these metrics difficult to predict. These metrics are managed, and should be analyzed, on an annual basis.
Our CTB Ratio, which we use to evaluate the performance of our business operations and the effectiveness of our models, and gross profit margin are managed, and are best analyzed, on an annual basis. Historically, our CTB Ratio and gross profit margin have fluctuated between periods, and we expect that these financial metrics will continue to fluctuate between periods in the future, based on a number of factors, including changes in the mix of our merchant industry base, our entry into new geographies and industries, changes in the mix of credit and debit card transactions and transactions made via alternative payment methods, the risk profile of orders approved in the period, technological improvements in the performance of our models, seasonality, large-scale merchant fraud events or security incidents, expansion into other use-cases and other factors. For example, our CTB Ratio and gross profit margins are sometimes negatively impacted in the first several quarters following the onboarding of significant merchants in new industry verticals or geographic regions, as our AI Technologies adapt to the unique fraud patterns and other characteristics associated with transaction volume in those industries or regions. Model performance will generally normalize over time as our AI Technologies gather more data and their accuracy improves. We believe that similar trends will continue to affect our future quarterly performance. In addition, order populations in certain industry verticals or geographic regions may be more or less risky. For example, historically “tickets and travel” has been a higher-risk, lower-margin industry, while other industry verticals, such as “electronics” and “fashion and luxury” have been lower-risk, higher-margin industries. Any change in our merchant industry mix between periods is likely to impact our CTB Ratio and gross profit margin between periods.
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
In conducting our business, we rely heavily on computer systems, hardware, software, technology infrastructure and online websites and networks (collectively, “IT Systems”), including those of third-party service providers, for both internal and external operations. Our operations involve the storage, transmission and processing of our merchants’ and their consumers’ confidential proprietary data, which can include information that relates to individuals and/or constitutes “personal data,” “personal information,” and “personally identifiable information,” as such terms and any similar terms are commonly understood and/or defined under applicable data privacy laws (collectively, “Personal Information”). Because we make extensive use of third-party suppliers and service providers, successful cyberattacks against such third parties’ IT Systems can also materially impact our operations and financial results. While we have developed systems and processes to protect our IT Systems and the integrity, confidentiality, availability and security of our data, our security measures or those of our third-party service providers, including, but not limited to, certain third-party providers of cloud-based infrastructure, such as Public Cloud Providers, have in the past resulted and could in the future result in unauthorized access to or disclosure, modification, misuse, loss or destruction of data, including Personal Information.
Significant security breaches, computer malware, ransomware or extortion based attacks, exploited hardware or software bugs, distributed denial-of-service (“DDoS”) attacks, social engineering/phishing attacks, misconfigurations or similar vulnerabilities experienced by us or by our third-party service providers, including from diverse threat actors, such as state-sponsored organizations, opportunistic hackers and hacktivists, could expose us to material impacts due to, for example, loss of Personal Information, confidential or proprietary information, operational disruptions, loss of business, severe reputational damage adversely affecting merchant or investor confidence, regulatory investigations and orders, litigation (including class action lawsuits), indemnity obligations, damages for contract breaches, fines and penalties for violations of applicable laws or regulations, significant costs for remediation, incentives offered to merchants or other business partners in an effort to maintain business relationships, and other liabilities.
We regularly experience and expect to continue to experience actual and attempted cyber-attacks on our IT Systems, such as through phishing scams and ransomware. For example, in the aftermath of Hamas’ attack on Israel on October 7, 2023, many Israeli websites reported a significant increase in DDoS attacks. Although no actual or attempted cyber-attacks to date, individually or in the aggregate, has had a material adverse impact on our operations or financial condition, we cannot guarantee that material incidents will not occur in the future. Cyberattacks and other malicious Internet-based activity continue to increase generally. Further, because our products and services are integrated with our customers’ systems and processes, the circumvention, disruption or failure of our cybersecurity defenses or measures could compromise the confidentiality, integrity, and availability of our customers’ own IT Systems and/or our customers’ proprietary or other sensitive information. We and our third-party providers cannot anticipate or prevent all threats to our IT Systems and data because threat actors use sophisticated techniques and tools – including artificial intelligence – that change frequently, circumvent controls and may remove forensic evidence, which makes incident detection and remediation challenging. As adoption of our products by merchants continues to increase and our brand becomes more widely known and recognized, we expect to be a target for threat actors seeking to compromise our IT Systems or gain unauthorized access to our or our merchants’ data. Moreover, if a high-profile security breach occurs with respect to another cloud platform provider, our merchants and potential merchant customers may lose trust in the security of cloud platforms generally, which could adversely impact our ability to retain existing merchants or attract new ones.
If we are not able to detect activity on our AI-powered ecommerce risk intelligence platform that might be nefarious in nature or if we are not able to design processes or systems to reduce the impact of similar activity on a platform of a third-party service provider, our merchants could suffer harm. In such cases, we could face exposure to legal claims, business disputes and other liability.
There can be no assurance that our or our third-party providers’ cybersecurity risk management program and processes, including policies, controls or procedures, will be fully implemented, complied with or effective in protecting our IT Systems and information. In addition, given the scanning tools deployed in our IT environment, we regularly identify and track security vulnerabilities but cannot guarantee that patches or mitigating measures will be applied before vulnerabilities can be exploited by a threat actor.

We also cannot assure you that any limitation of liability provisions in our contracts for a security lapse or breach would be enforceable, adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim related to such lapse or breach. Our existing insurance policies may not be adequate, or available in the future on acceptable terms and there is no guarantee that insurers will accept and cover any future claims related to cybersecurity incidents, which could therefore expose us to a material adverse effect on our business, financial condition and results of operations.
Lengthy sales cycles with large enterprises make it difficult to predict our future revenue and may cause variability in our operating results.
Our sales cycle can vary substantially from merchant to merchant, but with large enterprises it typically requires 25 to 55 weeks on average from the time we designate a merchant as a sales qualified lead to execution of an agreement with that merchant. Our ability to forecast revenue accurately is affected by our ability to forecast sales pipelines and the timing of new merchant acquisitions. Lengthy sales cycles make it difficult to predict the quarter in which revenue from a new merchant may first be recognized. If we overestimate new merchant growth in a particular period or generally, our revenue will not grow as quickly as our forecasts, our costs and expenses may continue to exceed our revenue, and our results of operations will be adversely affected. In addition, we may not meet or may be required to revise guidance that we have provided to the public, if any.
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
Our business is seasonal in nature and our GMV and revenues are typically highest in the calendar fourth quarter. Our revenue is directly correlated with the level of revenue that our merchants generate, and our merchants typically generate the most revenue in the calendar fourth quarter, which includes Black Friday, Cyber Monday, the holiday season, and other peak events included in the ecommerce calendar, such as Chinese Singles’ Day, Thanksgiving, Christmas and Boxing Day. Our gross profit margin typically follows a similar trend. For the years ended December 31, 2025 and 2024, calendar fourth quarter revenue represented approximately 29% and 29% of our total revenues, respectively.
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
We derive a significant portion of our revenues from a few significant merchants, each of which operates in the ecommerce retail sector. For the three years ended December 31, 2025, 2024 and 2023,

our three largest merchants in the aggregate accounted for 25%, 25%, and 28% of our revenues, respectively. In addition, our five largest merchants in aggregate accounted for approximately 32%, 34%, and 38% of our revenues for the years ended December 31, 2025, 2024 and 2023, respectively. If any of these merchants experience declining or delayed sales or other business interruptions due to market, economic, or competitive conditions or for any other reason, the fees we receive from such merchant will decline proportionally. Further, because the retail sector, where most of our major merchants operate, is generally susceptible to macroeconomic factors, we too are susceptible to macroeconomic factors. See “Item 3.D. “Risk Factors-Risks Relating to our Business and Industry-Our revenue is impacted, to a significant extent, by macroeconomic conditions and the financial performance of our merchants.” In addition, we could be pressured to reduce our prices, make other contractual concessions or we could experience a decline in the demand for our products. We have in the past and could in the future experience a loss of merchants or merchant transaction volume due to competition, merchants moving volume in-house or other changes in a merchants’ financial profile or internal leadership that may impact their decision to use our products and services. The foregoing has in the past and may in the future negatively affect our business, financial condition, and results of operations. If any of our five largest merchants terminate their relationships with us, become subject to bankruptcy proceedings, or otherwise cease operating, such termination, bankruptcy or cessation of operations would materially negatively affect our business, financial condition, and results of operations. Furthermore, if any of our largest merchants terminate their relationships with us, or if these merchants experience declining or delayed ecommerce sales or other business interruptions, our estimates and forecasts relating to the size and expected growth of our market and our revenues may prove to be inaccurate.
The risk of losing merchants as a result of bankruptcies may be higher due to challenging macroeconomic conditions (including a recession), and could materially and negatively affect our business, financial condition and results of operations.
We have in the past had, and may in the future have, merchants, including significant merchants, whose financial condition deteriorates significantly, or who become subject to bankruptcy proceedings. In particular, merchants who are highly leveraged, operate on narrow margins, or are otherwise susceptible to changes in economic, competitive and market conditions, may be at an increased risk of bankruptcy in a recessionary environment. In addition to a reduction in these merchants’ ecommerce sales volumes, possibly to zero as a result of such bankruptcies, we are not always able to recover amounts due to us from these merchants, which has in the past and may in the future have a material adverse impact on our business, financial condition, and results of operations, including reduced transaction volumes, contract terminations, and difficulties recovering outstanding receivables.
If we are unable to develop enhancements to our products, increase adoption and usage of our products, and introduce new products and capabilities that achieve market acceptance or effectively manage the impact of new product introductions on our existing product portfolio, our business, financial condition and results of operations may be adversely affected.
Our ability to attract new merchants and increase revenue from existing merchants depends on numerous factors, including our ability to enhance and improve our existing products, increase adoption and usage of our products, and introduce new products and capabilities. In particular, if we are not able to develop technology that is able to keep pace with new and increasingly complex fraud schemes or that is able to solve new or different problems for our merchants or that is differentiated and/or superior to products offered by our competitors, we may not be able to achieve a return on investment that satisfies our merchants, and may be unable to increase adoption and usage of our products. The success of any enhancements or new products depends on several factors, including timely completion, adequate quality testing, introduction to the market, and market acceptance. Additionally, new products and capabilities that we introduce may intentionally or inadvertently reduce demand for our existing products.
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
Our growth strategy is dependent, in large part, upon the continued increase of sales to large enterprises. For the year ended December 31, 2025, we estimate that over 90% of our Billings were derived from merchants generating over $75 million in online sales per year. Sales to large enterprises involve risks that may not be present or that are present to a lesser extent with sales to smaller entities, such as longer sales cycles, more complex merchant requirements, substantial upfront sales costs, and less predictability in completing some of our sales. For example, large enterprises may require considerable time to evaluate and test our applications and those of our competitors prior to making a purchase decision and placing an order. A number of factors influence the length and variability of our sales cycle, including the need to educate potential merchants about the uses and benefits of our products, the discretionary nature of purchasing and budget cycles, and the competitive nature of evaluation and purchasing approval processes. As a result, the length of our sales cycle may vary significantly from merchant to merchant, and sales to large enterprises typically take longer to complete. Moreover, large enterprises often request pilot periods or begin by deploying our products on a limited basis, but nevertheless require configuration, integration services, and pricing negotiations, which increase our upfront investment in the sales effort with no guarantee that these merchants will deploy our products widely enough across their organization to justify the substantial upfront investment. Our ability to improve our sales to such large enterprises is also partially dependent on our ability to continue to attract, train and retain sales personnel with experience selling to large enterprises, and competition for such personnel can be intense.
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
We typically charge our merchants a percentage of the value of the transactions that we approve. The fee we charge our merchants is a risk-adjusted price (based on a variety of factors including historical fraud levels, approval rate commitment, industry vertical and geographic region), which is expressed as a percentage of the GMV dollars that we approve. We expect we may need to change our pricing models and pricing structures from time to time, including as a response to updates or enhancements to our product suite, and in response to changes in global economic conditions, competitive pressures, competitor pricing practices, and trends or reductions in our merchants’ spending levels generally. Any changes to our pricing models or pricing structures resulting in decreased revenue from, or loss of, any merchant, could negatively impact our business operations and financial performance.
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
Similarly, as we introduce new products, or as a result of the evolution of our existing products, including reviewing ACH payments, uncovered decisioning, and covering non-fraud related chargebacks, and as the methods and techniques used to perpetrate fraud evolve (including through the use of generative artificial intelligence and other emerging technologies), we may have difficulty determining the appropriate pricing structure for our products. Any failure by us to appropriately price our products could negatively impact our business operations and financial performance.
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
Our success and future growth depend largely upon the continued services of our executive officers and other key employees in the areas of research and development, marketing, business development, sales, products, and general administrative functions. In particular, the experiences of Eido Gal, our co-founder and Chief Executive Officer, and Assaf Feldman, our co-founder and Chief Technology Officer, are valuable assets to us. Mr. Gal and Mr. Feldman both have significant experience in developing automated risk and identity products and developing robust systems with machine learning algorithms and intelligent UIs for risk management applications and would be difficult to replace. Competition for senior executives in our industry is intense, and we may not be able to attract and retain qualified personnel to replace or succeed Mr. Gal, Mr. Feldman or other key executives. Failure to retain Mr. Gal, Mr. Feldman or other key executives in core leadership roles could have a material adverse effect on our business, financial condition and results of operations.
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

To execute our growth plan, we must attract and retain highly qualified personnel. Competition for qualified personnel is intense, especially for software engineers experienced in designing and developing software as a service (“SaaS”) applications and experienced sales professionals. In particular, competition for talent in Israel has in the past been and remains intense. If we are unable to attract such personnel remotely or in cities or countries where we are located, we may need to hire in other locations which may add to the complexity and costs of our business operations. In particular, we established a secondary research and development facility in Portugal, and have implemented additional offshoring strategies in order to enhance and expand our talent pool and to help rationalize our labor costs. There can be no guarantee that these strategies will be successful, that such initiatives will lead to meaningful and sustainable cost savings, or that we will be able to manage our offshored workforce effectively. From time to time, we have experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached their legal obligations, resulting in a diversion of our time and resources.
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
As we mature, we have in the past and may in the future need to realign our full-time employee base. This can include expansion or reductions in force, depending on our needs. For example, during 2025 we undertook certain actions to restructure our workforce by relocating some positions to lower-cost geographies and reducing headcount in other areas, in order to align our expense base to our long-term strategy and to strengthen and optimize our business. Our management has, and may need to continue to devote a substantial amount of time toward managing these realignment activities. These initiatives may be disruptive to our operations, and there is no guarantee that they will achieve the intended benefits. We may not be able to effectively manage a potential realignment of our operations, which may result in the loss of business opportunities, operational mistakes, difficulty implementing our business strategy due to the loss of institutional knowledge and expertise, attrition beyond the intended number of employees, and reduced productivity among remaining employees. If our management is unable to effectively manage our internal realignment, these activities could yield unanticipated consequences and costs, and our ability to generate and/or grow revenues could be reduced. Our future financial performance and our ability to compete effectively will depend, in part, on our ability to effectively manage any future realignment of our employee base.
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
A majority of our merchant agreements and partner and services contracts are denominated in U.S. dollars, and therefore substantially all of our revenue transactions are not subject to foreign currency risk as the U.S. dollar is also the functional currency of our consolidated subsidiaries. A portion of our revenue is denominated in foreign currencies, in particular the Euro ("EUR"). A weakening of foreign currencies against the U.S. dollar will negatively affect our revenues. In addition, a portion of our operating expenses are denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates. In particular, the recent strength, and any future strengthening of the NIS against the U.S. dollar has resulted and will in the future result in increasing costs. If we are not able to successfully hedge against these risks, or adjust or optimize our expense base or make other operational changes that offset such exposures in the future, our operating results could be adversely affected. For discussion of the impact of fluctuations in foreign currency exchange rates on our business, see Item 11. “Quantitative and Qualitative Disclosures About Market Risk-Foreign Currency Exchange Risk.”
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
In relation to the field of AI Technologies, there is uncertainty and ongoing litigation in different jurisdictions as to the extent, if any, of protection warranted for AI Technologies, including as to materials that were created, in whole or in part, through the utilization of such AI Technologies. If we fail to protect our intellectual property rights adequately, including with respect to any AI Technologies, our competitors may gain access to our technology or develop similar competing technologies, and as a result, our business, financial condition, and results of operations may be adversely affected. Additionally, we may use artificial intelligence tools, including tools provided by third parties, to develop or assist in the development of our own software code. While use of such tools makes our development process more efficient, artificial intelligence tools have sometimes generated content that is “substantially similar” to proprietary or open source code on which the artificial intelligence tool was trained. If such artificial intelligence tools generate code that is too similar to other proprietary code, or to software processes that are protected by patent, we could be subject to intellectual property infringement claims. Further, we may be unable to recover any or all defense costs or damages as a result of infringement claims from the third-party providers of such artificial intelligence tools. If the artificial intelligence tools we use generate code that is too similar to open source code, we risk losing protection of our own proprietary code that is commingled with such code. In addition, we may experience difficulties in enforcing the intellectual property rights in code generated by artificial intelligence tools. Copyright protection in the United States has been denied for images generated by artificial intelligence tools, and United States courts have ruled that an artificial intelligence tool cannot be an “inventor” of a patent, rendering it impossible to obtain patent protection for inventions created solely by artificial intelligence tools. Finally, the terms of use of any third-party artificial intelligence tools may state that the third-party provider retains rights in the generated code.
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
Our continued growth depends in part on the ability of our existing and potential merchants to access our products and AI-powered ecommerce risk intelligence platform capabilities at any time and within an acceptable amount of time. Interruptions in our products or performance problems, for whatever reason, could undermine our merchants’ confidence in our products and cause us to lose merchants or make it more difficult to attract new ones. We have experienced, and may in the future experience, disruptions, outages, and other performance problems due to a variety of factors, including infrastructure changes, third-party vendor downtime, introductions of new functionality, human or software errors, capacity constraints due to an overwhelming number of users accessing our products and platform capabilities simultaneously, DDoS attacks, or other security-related incidents or attacks. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times and as our products and platform capabilities become more complex and our user traffic increases. If our products and platform capabilities are unavailable or if our merchants are unable to access our products and platform capabilities within a reasonable amount of time or at all, our revenues, our results of operations and financial condition may be adversely affected. We provide credits to our merchants for consumer transactions that our platform approves that are subsequently determined to be fraudulent and for which our merchants receive a chargeback. Any performance malfunction in our platform could result in us approving fraudulent consumer transactions in excess of anticipated levels and, to the extent chargebacks are received by our merchants, require us to issue a significant amount of credits to merchants. Issuing a significant amount of credits or refunds to merchants would negatively impact our financial position. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, this may cause merchants to terminate their agreements with us, impair our ability to grow our merchant base, subject us to financial liabilities and our business, financial condition and results of operations may be adversely affected.
Our proprietary AI Technologies rely in part on the use of our merchants’ data and other third-party data, and if we lose the ability to use such data, if our merchants fail to collect or transmit such data, if there are disruptions in our ability to access such data, or if such data contain inaccuracies, our business could be adversely affected.
We rely on our proprietary AI Technologies, which are statistical models built using a variety of data-sets. Our AI Technologies rely on a wide variety of data sources, including data collected from our merchants as part of our automated decisioning process and in some cases data collected from third parties. Under our agreements with certain merchants, we receive licenses to use data collected directly from those merchants’ consumers’ internet browsers. Such licenses may impose restrictions on how such data may be used, including, for example, restrictions on the collection or use of data from certain jurisdictions. If we are unable to access and use data collected from our merchants or their consumers as part of our automated decisioning process, or other third-party data used in our AI Technologies, or our access to such data is limited, for example, due to new or changing laws, regulations or policies of third parties, changes in the use of cookies or other technological changes, commercial disputes, or access disruptions to merchant or third-party data sources due to integration failures, DDoS attacks, or other security-related incidents or attacks impacting our merchants or third-party data sources, our ability to accurately evaluate potential transactions, detect fraud and verify consumers’ data would be compromised. In addition, technology strategies employed by certain merchants, including “headless commerce”, which refers to the decoupling of a merchant’s front-end customer experience technology from their back-end ecommerce platform, may result in the fragmentation of consumer data points across sources. If our merchants are unable to capture all the data points from their consumers that our AI Technologies require, the accuracy of our AI Technologies may be affected, or we may not be able to do business with merchants employing this, or similar, technology strategies.
Third-party data sources on which we rely include Maxmind, Ekata and Emailage. The data received from these third-parties is used by our AI Technologies, including to evaluate transactions for potential fraud. Data collected from our merchants as part of our automated decisioning process and other information that we receive from third parties may not accurately detect fraud for a variety of reasons, including errors or inconsistencies in the information collected, changing methods of perpetrating fraud (including through the use of generative artificial intelligence and other emerging technologies) or lack of available information upon which to make a decision. For example, if the information provided by a merchant is inaccurate or incomplete, it may cause us to inaccurately link a legitimate order with other fraudulent orders.
In addition, if third-party data used to train and improve our AI Technologies is inaccurate, or access to such third-party data is limited or becomes unavailable to us, our ability to continue to improve our AI Technologies would be adversely affected. Although we believe that there are commercially reasonable alternatives to the third-party data we currently license available, this may not always be the case, or it may be difficult or costly to migrate to other third-party data. Our use of additional or alternative third-party data would require us to enter into license agreements with third parties. In addition, integration of the third-party data used in our AI Technologies with new third-party data may require significant work and require substantial investment of our time and resources. Additionally, we may not be able to obtain third party data sets required to support new or alternate payment methods. Any of the foregoing could negatively impact our product offerings and our relationships with our merchants, impair our ability to grow our merchant base, subject us to financial liabilities and our business, financial condition and results of operations may be adversely affected.
The increasing adoption of Agentic Commerce may adversely affect our products, our pricing structures, the performance of our AI Technologies, and our financial results.
Emerging forms of ecommerce increasingly involve the use of autonomous or semi-autonomous artificial intelligence agents (“AI Agents”) that initiate, negotiate, and execute transactions on behalf of consumers without direct, contemporaneous human interaction (“Agentic Commerce”). While Agentic Commerce may create new efficiencies for merchants and consumers, its adoption presents new and evolving risks to our business model, products and financial performance.
The legal and regulatory frameworks governing transactions executed by AI Agents is ever-evolving. In particular, it is unclear how existing card scheme rules (including new trust protocols implemented by card issuers), as well as state laws will apply to transactions executed by AI Agents, including whether liability for disputed or fraudulent transactions ultimately will rest with the consumer, the merchant, the AI Agent provider, the PSP, or another participant in the payments ecosystem, absent allocation of liability in the card scheme rules or agreement. To the extent that liability for such transactions is allocated in a way that reduces merchants’ exposure to chargebacks, the demand for our products and services, the GMV available for us to review, and the economic value proposition of our Chargeback Guarantee may be reduced.
Agentic Commerce has the potential to increase the incidence of disputed transaction and chargeback abuse. Consumers may seek to disclaim responsibility for transactions executed by AI Agents, including by asserting that transactions were unauthorized, unintended, or erroneous, even where the AI Agent acted pursuant to consumer-defined parameters or directions. Although this situation may ultimately be addressed by card scheme rules and regulations (which may set out the allocation of liability for any actions taken by an AI Agent as part of an agentic transaction), it is possible that this dynamic may exacerbate so-called “friendly fraud” and other forms of chargeback abuse, making it more difficult to identify “true” fraud and increasing the volume and costs of chargebacks for which we may be responsible. Any sustained increase in chargeback abuse associated with Agentic Commerce could adversely affect our CTB Ratio, gross profit margins, and pricing accuracy.
In addition, the growing use of AI Agents by consumers may reduce the availability, consistency, or predictive value of the data attributes on which our AI Technologies rely. Transactions executed by AI Agents may not generate the same behavioral, device-level, or contextual signals as transactions initiated directly by a human or may generate new signals that differ materially from historical patterns on which our models have been trained. As a result, our AI Technologies may initially be less effective at identifying fraud associated with Agentic Commerce, may require significant retraining, or may experience periods of reduced accuracy. If we are unable to timely adapt our models to these changes in consumer behavior and data availability, our ability to accurately detect and block fraud may be adversely affected.
Finally, online Agentic Commerce may enable new, large-scale, or rapidly propagating fraud schemes that differ from traditional fraud patterns, including coordinated misuse of AI Agents across multiple merchants or platforms. Such events may be difficult to detect or mitigate in their early stages and could result in elevated and unexpected chargeback volumes, particular where fraudulent activity scales faster than our ability to identify the scheme, retrain models or adjust risk thresholds. Any such large-scale fraud events could materially increase our chargeback expenses, negatively impact our financial results, harm merchant confidence in our products, and adversely affect our business, financial condition, and results of operations.
If we fail to effectively anticipate, adapt to, and manage the risks associated with the adoption of Agentic Commerce, including changes in liability regimes, data availability, fraud patterns, and consumer behavior, our products may become less effective or less attractive to merchants, our pricing and risk assumptions may prove inaccurate, and our business, financial condition, and results of operations could be materially and adversely affected.
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
We and certain of our third-party service providers are subject to federal, state, and international laws and other obligations relating to the collection, use, storage, disclosure, retention, security, transfer and other processing of Personal Information. The regulatory framework worldwide for privacy and security, particularly as it relates to the use of Personal Information and other data in artificial intelligence and machine learning is rapidly evolving and as a result implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future.
The increasing use of AI-enabled intermediaries, including systems that act on behalf of consumers in initiating or executing transactions, may further complicate the allocation of roles and responsibilities under privacy and data protection laws, including with respect to data collection, consent, purpose limitation, and cross-border data transfers. As a result, certain data that our products rely on may become unavailable, restricted, or subject to differing legal interpretations across jurisdictions, or other contractual limitations.
Complying with these data, data protection, privacy and security laws, regulations, contractual obligations, and industry standards has required and may continue to require us to incur substantial operational costs and Company resources. Because the interpretation and application of many privacy and data protection laws and contractually imposed industry standards are uncertain, it is possible that these laws may be inconsistent or conflicting with each other or interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our products and AI-powered ecommerce risk intelligence platform capabilities. If so, in addition to the possibility of fines, lawsuits, and other claims and penalties, we could be required to fundamentally change our business activities and practices or modify our products and platform capabilities, which could have an adverse effect on our revenues, our results of operations and financial condition. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to the businesses of our merchants may limit the use and adoption of, and reduce the overall demand for, our products. Privacy and data security concerns, whether valid or not valid, may inhibit market adoption of our products, particularly in certain industries and foreign countries. If we are not able to adjust to changing laws, regulations, and standards related to the Internet, our business, financial condition and results of operations may be adversely affected.
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
In 2024, the National Security Division of the U.S. Department of Justice (DOJ) issued a new rule - referred to as the “Data Security Program” (DSP) - to implement Executive Order 14117 aimed at preventing access to “bulk U.S. sensitive personal data” and “government-related data” by “countries of concern” (including China, Russia, Iran, North Korea, Cuba, and Venezuela) and “covered persons” (as all such terms are defined in the DSP). Effective as of April 8, 2025, and fully enforceable as of July 9, 2025, the DSP imposes stringent obligations on companies within its scope and prohibits or restricts “covered data transactions” that grant countries of concern or covered persons access to bulk U.S. sensitive personal data or any amount of government-related data. The DSP is new, complex and has yet to be enforced, and as such there is a risk that our interpretation of its applicability, scope, and requirements is incorrect, incomplete, or misapplied.
Based on our assessment of the DSP, we likely engage in covered data transactions. Compliance with the DSP has required us to invest heavily in data security and compliance measures, such as implementing and complying with the Cybersecurity and Infrastructure Security Agency’s guidelines and other burdensome recordkeeping, reporting, and auditing requirements. It also has required us to implement new processes, stop or restrict certain data transfers, alter the geographic scope of our operations, cease doing business with certain third parties or using certain tools or vendors, or change how data flows throughout our business, any of which could materially impact our business operations or hinder our ability to grow our business. Finally, non-compliance with the DSP could result in significant civil or criminal penalties, which could materially adversely affect our business, results of operations, and financial condition.
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
Depending on how regulators and courts interpret this requirement going forward, it may have a significant impact on our business operations including our use of automated data processing to enable merchants to accept or decline an order.
The European Commission’s Digital Omnibus Proposal, published in November 2025, includes proposed amendments to certain EU laws and regulations, including (among others) the GDPR. However the proposals remain at an early stage of the EU legislative process.
In addition to the GDPR, we are subject to evolving EU and UK laws on cookies, tracking technologies and e-marketing. Regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially target individuals, may lead to broader restrictions and impairments on our marketing and personalization activities, may negatively impact our efforts to understand users, and, as a result of us being able to process less data, make our automated decisioning process less accurate. In light of the complex and evolving nature of EU, EU Member State and UK privacy laws on cookies and tracking technologies, there can be no assurances that we will be successful in our efforts to comply with such laws; violations of such laws could result in regulatory investigations, fines, orders to cease/change our use of such technologies, as well as civil claims including class actions, and reputational damage. Additionally, the U.S. has recently seen an increase in claims and litigation based on the California Invasion of Privacy Act (“CIPA”) and the Electronic Communications Privacy Act (“ECPA”) in regard to tracking tools such as cookies and similar technologies. This trend exposes companies to potential statutory damages, class action lawsuits, and reputational harm.
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
In addition, we are subject to the Israeli Privacy Protection Law, 5741-1981, and its regulations, including the Israeli Privacy Protection Regulations (Data Security), 5767-2017, or the Data Security Regulations (together, the “PPL”), which impose obligations with respect to the manner Personal Information is processed, maintained, transferred, disclosed, accessed, and secured.
In this context, material amendments to the PPL were approved by the Israeli Parliament in August 2024 and became effective on August 14, 2025 (“Amendment 13”). Amendment 13 expands the Israeli Privacy Protection Authority (“PPA”) authority under the PPL, to investigate incidents where there is concern of privacy violations, and to impose monetary sanctions that are significantly higher than those previously available under the PPL. Additionally, Amendment 13 introduced new obligations for parties processing Personal Information, which may require us to modify our data practices and policies, and consequently, to incur substantial costs to align our privacy and data protection practices in Israel. We conduct ongoing compliance assessments and work to implement measures necessary to address applicable requirements as they evolve over time.
In addition, the Privacy Protection Regulations (Transfer of Data to Databases Outside the State Borders), 5761-2001 (the “Cross-Border Transfer Regulations”) restrict and impose conditions on the transfer of Personal Information from databases in Israel to locations outside Israel, and may require us to implement additional contractual, technical and organizational measures to enable such transfers and maintain compliance, which could increase our costs.
Additionally, our use of AI tools in connection with the processing of Personal Information is subject to the PPL and may present unique privacy and information security challenges. We conduct ongoing compliance assessments and apply legal, technical, and operational controls designed to help ensure that our use of AI remains compliant with applicable laws and regulatory expectations
Failure to comply with the PPL (including in connection with our AI Technologies) may expose us to administrative fines (which in some cases may reach millions of NIS), civil claims (including class actions) and in certain cases criminal liability. In addition, we may also need to take certain remedial actions to rectify such irregularities, which may increase our costs.
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
China’s Data Security Law (“DSL”) regulates data activities and entities and individuals carrying out data (including those relating to Personal Information) activities must abide by various data security obligations. The CSL and DSL both have a data localization requirement. Finally, China’s Personal Information Protection Law (“PIPL”) clarifies the scope of application, the definitions of Personal Information and sensitive Personal Information (which includes medical and health information), the legality of Personal Information processing and the basic requirements of notice and consent, among other things.
The Chinese government authorities also have promulgated several regulations or released a number of draft regulations for public comments which are designed to provide further implemental guidance in accordance with the laws mentioned above. For example, the Regulations on Network Data Security Management (“Regulations”), which took effect on January 1, 2025 in China, have extraterritorial effect and apply broadly to any network data processing activities (not only personal data processing activities).
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
Our business heavily relies on artificial intelligence, machine learning and automated decision making. The regulatory framework for this technology is rapidly evolving, and we may not always be able to anticipate how to respond to these laws or regulations. Many federal, state and foreign government bodies and agencies have introduced or are currently considering additional laws and regulations governing the use of such technologies. There is also an increase in litigation in a number of jurisdictions, including the United States, relating to the development, security and use of artificial intelligence. In addition, emerging uses of artificial intelligence, including autonomous or semi-autonomous systems that initiate or execute transactions on behalf of consumers, may result in existing consumer protections, payments, data protection and other laws being applied in novel or unforeseen ways. Legal and card scheme frameworks governing such uses of AI remain nascent, and regulators, the card schemes and courts may interpret or enforce existing laws (or rules) inconsistently across jurisdictions or over time. The interaction between evolving AI-specific regulations and existing legal and card scheme regimes may create uncertainty regarding compliance obligations, permissible data uses and potential exposure, and may require us to modify our products, governance frameworks or business practices, or limit our ability to deploy certain technologies. We cannot completely determine the impact future laws, regulations, standards, or market perception of their requirements may have on our business and may not always be able to anticipate how to respond to such laws or regulations.
Already, certain existing legal regimes (e.g., relating to data privacy) regulate certain aspects of AI Technologies, and new laws regulating AI Technologies have either entered into force in the United States and the EU in 2025 and China or are expected to enter into force in 2026.
In the United States, there has been uncertainty regarding the applicable regulations that will apply to the development and use of AI technologies. U.S. legislation related to AI Technologies has been introduced at the federal level and has been passed or proposed at the state level. For example, the California Privacy Protection Agency’s new regulations under the CCPA regarding the use of automated decision-making went into effect on January 1, 2026. California also enacted more than 25 new laws in 2024 and 2025 that regulate use of AI Technologies and provide consumers with additional protections around companies’ use of certain AI Technologies, such as requiring companies to disclose certain uses of generative artificial intelligence, disclose the data used to train their AI Technologies, and provide risk disclosures around the operation of their AI Technologies. Other states have also passed artificial-intelligence-focused legislation, such as Colorado’s Artificial Intelligence Act, which will require developers and deployers of “high-risk” artificial intelligence systems to implement certain safeguards against algorithmic discrimination, Utah’s Artificial Intelligence Policy Act, which establishes disclosure requirements and accountability measures for the use of generative artificial intelligence in certain consumer interactions, and Texas’ Responsible AI Governance Act, which prohibits specified harmful uses of AI, including behavioral manipulation and unlawful discrimination. Such additional regulations, and uncertainty around whether they will survive legal challenges or how they will be enforced may impact our ability to develop, use, procure and commercialize artificial intelligence and machine learning technologies in the future.
In the United States, the Trump administration’s approach to investment in and regulation of AI technologies has and is expected to continue to deviate from that of the previous administration and we will need to adapt to any changes that may result from such approach, including as the result of new or changing executive orders. For instance, the federal government may seek to preempt state laws when they seek to govern certain topics involving AI, as evidenced by the Trump administration’s “Ensuring a National Policy Framework for Artificial Intelligence” Executive Order signed on December 11, 2025. This order calls for federal standards and legislation that would preempt conflicting state AI regulations and create a federal litigation task force focused on challenging state AI laws in court. The Trump administration may continue to implement new or rescind existing federal orders and/or administrative policies relating to AI technologies. Any such changes at the federal level could require us to expend significant resources to modify our products, services, or operations to ensure compliance or remain competitive.
Additionally, new laws regulating artificial intelligence have been enacted in China and Europe. The European Union's Artificial Intelligence Act (the “EU AI Act”) was entered into force in August 2024, establishing a comprehensive legal framework for the regulation of artificial intelligence across the EU. Certain provisions regulating prohibited AI practices and AI literacy came into effect on February 2, 2025, and provisions pertaining to general purpose AI models on August 2, 2025. The majority of obligations under the EU AI Act are expected to apply from August 2026, although the European Commission has proposed an extension to December 2027 (such extension is not yet finalized or effective). Once fully applicable, the EU AI Act will have a material impact on the way artificial intelligence is regulated in the EU, including requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, data transparency, copyright compliance, and technical documentation, and fines for breach of up to 7% of worldwide annual turnover. In addition, the revised EU Product Liability Directive came into force in December 2024, to be implemented into EU member state national law by December 2026. This Directive extends the EU’s existing strict product liability regime to AI technologies and AI-enabled products, and facilitates civil claims in respect of harm caused by artificial intelligence. Once fully applicable, the EU AI Act and the EU Product Liability Directive will have a material impact on the way artificial intelligence is regulated in the EU. In addition, the European Commission’s Digital Omnibus Proposal, published in November 2025, includes proposed amendments to certain EU laws and regulations, including (among others) the EU AI Act. However the proposals remain at an early stage of the EU legislative process. The EU AI Act, and developing interpretation and application of the GDPR in respect of automated decision making, together with developing guidance and/or decisions in this area, may affect our use of AI technologies and our ability to provide, improve or commercialize our services, require additional compliance measures and changes to our operations and processes, result in increased compliance costs and potential increases in civil claims against us, and could adversely affect our business, operations and financial condition.

In the past few years, China has implemented a number of regulations to govern generative artificial intelligence, algorithmic recommendation and deep synthesis technologies, namely the Interim Provisions on Management of Generative Artificial Intelligence Services, Administrative Provisions on Algorithm Recommendation for Internet Information Services and Provisions on Management of Deep Synthesis in Internet Information Service, respectively. Such regulations impose strict obligations on service providers, among other entities, with respect to their provision and use of generative artificial intelligence, algorithmic recommendation and deep synthesis technologies. For example, service providers must file the algorithms used and complete a security assessment with the local CAC before the provision of the service. The regulatory framework in China is expected to have a material impact on the way artificial intelligence is regulated in China, and together with developing guidance and/or decisions in this area, may affect our use of artificial intelligence and our ability to provide and to improve our services, require additional compliance measures and changes to our operations and processes, result in increased compliance costs and potential increases in civil claims against us, and could adversely affect our business, operations and financial condition.
It is possible that further new laws and regulations will be adopted in the United States and in other non-U.S. jurisdictions, or the interpretation and enforcement of existing laws and regulations may change, and such developments may affect the way in which we develop and use AI Technologies, including with respect to how we train our models. Failure to comply with such changing laws or regulations could subject us to legal or regulatory liability. Further, the cost to comply with such laws or regulations, or to adjust our business plans based on changes to how such laws are enforced, including adapting to loosened regulation to remain competitive, could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and results of operations.
Our implementation and use of AI Technologies may not be successful, which may impair our ability to compete effectively, result in reputational harm and have an adverse effect on our business.
We use AI Technologies throughout our business, and are making significant investments to continuously improve our use of such technologies. For example, we use AI Technologies (including generative artificial intelligence) to power our AI-powered ecommerce risk intelligence platform. In addition, we have adopted various third-party AI products and solutions to assist in back-end workflows. As with many technological innovations, there are significant risks and challenges involved in developing, maintaining and deploying these technologies and there can be no assurance that the usage of such technologies will always enhance our products or services or be beneficial to our business, including our efficiency or profitability.
Further, changes and ongoing development in how we use certain AI Technologies and how we train our AI Technologies, particularly if those artificial intelligence or machine learning models are (i) incorrectly designed or implemented; (ii) trained or reliant on incomplete, inadequate, inaccurate, biased or otherwise poor quality data; and/ or (iii) are adversely impacted by unforeseen defects, technical challenges, cybersecurity threats or material performance issues, could negatively impact the performance of our AI-powered ecommerce risk intelligence platform and business, as well as our reputation and the reputations of our customers and partners, or we could incur liability through the violation of laws or contracts to which we are a party or through civil claims.
Additionally, we incorporate generative AI Technologies (i.e. AI Technologies that can produce and output new content, software code, data and information) into our solutions and internal business practices. There is a risk that generative AI Technologies could produce inaccurate or misleading content or other discriminatory or unexpected results or behaviors, such as hallucinatory behavior that can generate irrelevant, nonsensical, or factually incorrect results, all of which could harm our reputation, business, or customer relationships. While we take measures designed to ensure the accuracy of such artificial intelligence-generated content, those measures may not always be successful, and in some cases, we may need to rely on end users to report such inaccuracies. Furthermore, our generative AI Technologies could generate output that is infringing, and we could be subject to claims or lawsuits, including for infringement of third-party intellectual property rights as a result of the output of such generative AI Technologies. While some providers of AI Technologies offer to indemnify their end users for any copyright or other intellectual property infringement claims arising from the output of their AI Technologies, we may not be successful in adequately recovering our losses in connection with such claims.
In addition, as we expand our use of generative AI Technologies, including agentic systems capable of initiating actions across systems and workflows, we may face heightened security and data governance risks. The rapid evolution and increasing capabilities of such technologies may outpace the development and corresponding security, monitoring and governance tools. As a result, existing cybersecurity controls and detection frameworks, which were primarily designed for traditional software architectures and human-driven workflows, may not be fully effective in addressing the novel threat vectors, emergent behaviors and system interactions introduced by generative or autonomous AI systems. Such systems may increase our attack surface and could be susceptible to prompt injection, tool misuse, unauthorized actions, indirect data exfiltration or other emergent, compound or previously unidentified attack vectors. AI Technologies that access or synthesize information across systems may unintentionally expose, infer, correlate, or recombine sensitive or confidential data through outputs, summaries, logs or memory mechanisms, even where access controls are in place. Further, traditional role-based access control frameworks may not align effectively with goal-driven autonomous AI agents, which could result in inappropriate access, privilege escalation or unintended system interactions. Any such failures or vulnerabilities could result in security incidents, regulatory exposure, financial loss, reputational harm or legal liability.
In addition, the market for AI security and governance solutions is itself rapidly evolving and may remain reactive to newly emerging risks. Security vendors and internal control frameworks may not be able to anticipate or mitigate novel vulnerabilities at the pace at which new AI capabilities are developed or adopted. This dynamic may require us to operate with a degree of residual risk that cannot be fully eliminated through currently available technical safeguards. Conversely, efforts to materially restrict, delay or limit the deployment of generative AI Technologies in order to reduce risk exposure could impair our operational efficiency, innovation velocity, competitive position and ability to meet customer expectations. As a result, we may face strategic trade-offs between accelerating AI adoption to remain competitive and maintaining conservative risk postures, and either approach could have a material adverse effect on our business, financial condition, results of operations and reputation. Any such failures, vulnerabilities, misalignments or governance gaps could result in security incidents, regulatory exposure, financial loss, reputational harm or legal liability.
The market for AI Technologies is rapidly evolving and remains unproven in many industries, including our own. We cannot be sure that the market will continue to grow or that it will grow in ways we anticipate. We are in varying stages of development in relation to our products or services which utilize proprietary AI Technologies, and we may not be successful in our ongoing development of these technologies in the face of novel and evolving technical, reputational and market factors. Our failure to successfully develop and commercialize our products or services which utilize proprietary AI Technologies could depress the market price of our stock and impair our ability to (i) raise capital; (ii) expand our business; (iii) provide, improve and diversify our product offerings; (iv) continue our operations and efficiently manage our operating expenses; and (v) respond effectively to competitive developments.
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
The continuous development, maintenance and operation of our AI Technologies is expensive and complex, and may involve unforeseen difficulties including material performance problems, undetected defects or errors. For instance, a machine learning model can experience decay (also known as “model drift”) in which its performance and accuracy decreases over time without further human intervention to correct such decay. We may encounter technical obstacles, and it is possible that we may discover additional problems that may prevent our proprietary technologies from operating properly, which could adversely affect our business, customer relationships and reputation.
We also increasingly utilize AI Technologies, including generative AI, to assist in software development, engineering processes and other operations. While such tools may increase code output and development velocity, traditional productivity metrics (such as lines of code, commits, pull requests, story points, ticket throughput or cycle time) may become less reliable indicators of delivered customer value or software quality. AI-assisted development may result in superficial correctness while embedding latent defects, edge-case failures, architectural inconsistencies, insecure coding patters, outdated dependencies or licensing risks. AI-generated code may optimize for discrete prompts rather than overall system architecture or long-term maintainability, potentially increasing technical debt and operational complexity. As AI-generated codebases expand, we may face increased review burden, greater maintenance costs, reduced system transparency, and potential erosion of institutional knowledge or code ownership. If engineering oversight, code review rigor or governance processes are not appropriately adapted, these factors could adversely affect software quality, security posture, operational resilience and our reputation.
We face significant competition from other companies in our industry in relation to the development and deployment of AI Technologies. Those other companies may develop AI Technologies that are similar or superior to ours and/or are more cost-effective and/or quicker to develop and deploy. If we cannot develop, offer or deploy new AI Technologies as effectively, as quickly and/ or as cost-efficiently as our competitors, we could experience a material adverse effect on our operating results of operation, customer relationships and growth. Additionally, if we do not continue to invest resources to develop and support our AI Technologies, we may fall behind technological developments and evolving industry standards, which would likely harm our ability to compete.
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
There is considerable technology development activity in our industry, and our competitors are vigilant in protecting and asserting their intellectual property rights. Accordingly, our success depends in part on avoiding infringing or otherwise violating the intellectual property rights of others. From time to time, our competitors or other third parties have claimed, and may in the future claim that we are infringing upon their intellectual property rights, and we may be found to be infringing upon such rights. Any claims or litigation, regardless of merit, could cause us to incur significant expenses and, if successfully asserted against us, could require us to pay substantial damages or ongoing royalty payments, could prevent us from offering our products and AI-powered ecommerce risk intelligence platform capabilities, or could require us to redesign or rebrand our products so that they are non-infringing. Furthermore, we do not currently have a patent portfolio, which could prevent us from deterring patent infringement claims due to our inability to credibly threaten patent infringement counterclaims. Even if we obtain patents in the future, our competitors and others may have significantly larger patent portfolios. Further, non-practicing entities seeking to extract a settlement from companies like us may not be deterred by a patent portfolio of any size because their sole or primary business is the assertion of patent claims.
Litigation is inherently uncertain and even if we were to prevail in the event of claims or litigation against us, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our revenues, our results of operations and financial condition. Moreover, as part of any settlement or other compromise to avoid complex, protracted litigation, we may agree not to pursue future claims against a third party, including claims related to alleged infringement of our intellectual property rights. Any settlement or other compromise with another party may resolve a potentially costly dispute but may also affect our ability to defend and protect our intellectual property rights, which in turn could adversely affect our business, financial condition, and results of operations. We expect that the occurrence of infringement claims is likely to grow as the market for our products grows. Accordingly, our exposure to damages resulting from infringement claims could increase and this could further exhaust our financial and management resources. Patent infringement, trademark infringement, trade secret misappropriation and other intellectual property claims and proceedings brought against us, whether successful or not, could adversely affect our business, financial condition and results of operations.
Our failure to comply with the anti-corruption, trade compliance, anti-money laundering and terror finance and economic sanctions laws and regulations of the United States and applicable international jurisdictions could materially adversely affect our reputation and results of operations.
We must comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, which may include the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, the U.K. Bribery Act 2010, or the Bribery Act, and Chapter 9 (sub-chapter 5) of the Israeli Penal Law, 5737-1977 and the Israeli Prohibition on Money Laundering Law, 5760-2000, collectively, the Israeli Anti-Corruption Laws, as well as the laws of the countries where we do business. These laws and regulations apply to companies, individual directors, officers, employees and agents acting on our behalf. Where they apply, the FCPA, the Bribery Act, and the Israeli Anti-Corruption Laws prohibit us and our officers, directors, employees and business partners acting on our behalf, including joint venture partners and agents, from corruptly offering, promising, authorizing or providing anything of value to public officials for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The Bribery Act also prohibits non-governmental “commercial” bribery and accepting bribes. As part of our business, we may deal with governments and state-owned business enterprises, the employees and representatives of which may be considered public officials for purposes of anti-corruption laws, including the FCPA, the Bribery Act, and the Israeli Anti-Corruption Laws. We also are subject to the jurisdiction of various governments and regulatory agencies around the world, which may bring our personnel and agents into contact with public officials responsible for issuing or renewing permits, licenses or approvals or for enforcing other governmental regulations. In addition, some of the international locations in which we operate are considered to lack a developed legal system and have elevated levels of corruption.
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
We are required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting pursuant to Section 404(a) of the Sarbanes-Oxley Act in our annual reports. This assessment must include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Despite our efforts, there is a risk that we will not be able to conclude that our internal control over financial reporting is effective. Any failure to maintain effective controls could cause us to fail to meet our reporting obligations and may result in a restatement of our consolidated financial statements for prior periods. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. Additionally, following the loss of our “emerging growth company” status, no later than December 31, 2026 (which is the last day of the fiscal year following the fifth anniversary of our IPO), our independent registered public accounting firm will be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating.
Ineffective disclosure controls and procedures and internal control over financial reporting could cause investors to lose confidence in our reported financial and other information and we could become subject to investigations by the SEC or other regulatory authorities, which could have a material negative effect on the trading price of our Class A ordinary shares. In addition, failure to meet these requirements could result in delisting from the New York Stock Exchange (“NYSE”).
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
We, as with other companies, face scrutiny from various stakeholders on ESG matters. Stakeholder expectations vary and, at times, can conflict. Both advocates and opponents to certain ESG matters, including climate change and human capital, among others, are increasingly resorting to a range of activism forms, including media campaigns and litigation, to advance their perspectives. Such increased scrutiny or any failure to successfully address stakeholder expectations may result in increased costs, changes in demands for certain products, enhanced compliance or disclosure obligations, reputational harm (including through ratings), or other adverse impacts on our business, financial condition or results of operations.
While we may at times engage in voluntary initiatives (such as voluntary disclosures, certifications, or goals, among others), such initiatives may be costly and may not have the desired effect. For example, ESG-related initiatives are often based on methodologies, standards, or data that are still evolving and subject to varying interpretations. As ESG best practices, reporting standards and disclosure requirements continue to develop, we may incur increasing costs related to ESG monitoring and reporting. In addition, various policymakers have adopted (or are considering adopting) new sustainability rules and regulations, including requirements for the disclosure of certain climate- or other ESG-related information. However, such requirements are not uniform and some policymakers have sought to constrain companies’ consideration of ESG matters. Operating in more than one jurisdiction is likely to make our compliance with ESG and sustainability-related rules more complex and expensive, and potentially expose us to greater levels of legal risks associated with our compliance. Our failure to comply with any applicable rules or regulations, or new interpretations of existing requirements, could lead to penalties and adversely impact our reputation, customer attraction and retention, access to capital and employee retention. Such ESG matters may also impact our suppliers and customers, which may augment or cause additional impacts on our business, financial condition, or results of operations.
Further, there is particular focus on concerns relating to AI and its impact on the environment, including the power-intensive nature of the industry and potential impacts to the climate, high consumption of water, and reliance on critical minerals and rare elements. We may experience heightened scrutiny from our stakeholders and investors around these issues.
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
In addition, we are subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. We have in the past been and are currently the subject of routine tax audits in Israel, administered by the Israel Tax Authority and the Israel National Insurance Institute. As a result of these audits or a review of our tax returns by the tax authorities in any other jurisdiction in which we do business, certain additional tax, interest or penalties have been, and may in the future be, imposed on us. Tax authorities in these jurisdictions may also assert that various withholding requirements apply to us or our subsidiaries or that benefits of tax treaties are not available to us or our subsidiaries. Moreover, given the multijurisdictional developments under the Organization for Economic Co-operation and Development’s, or the OECD, efforts to standardize and modernize global corporate tax policy described further below, it is generally expected that tax authorities in various jurisdictions in which we operate may increase their audit activity and may seek to challenge some of the tax positions we have adopted. It is difficult to assess if and to what extent such challenges, if raised, might impact our effective tax rate. Any of these actions by tax authorities could harm our business and our results of operations.
Our results of operations may be harmed if we are required to collect sales or other similar taxes for the sale of our products in jurisdictions where we have not historically done so.
The application of indirect taxes (such as sales and use tax, VAT, GST, business tax, and gross receipt tax) to businesses that transact online, such as ours, is a complex and evolving area. An increasing number of states have considered or adopted laws that attempt to impose tax collection obligations on out-of-state companies. Following the U.S. Supreme Court decision in South Dakota v. Wayfair, Inc., U.S. states are free to levy taxes on sales of goods and services based on an “economic nexus,” regardless of whether the seller has a physical presence in the state. As a result, it may be necessary to reevaluate whether our activities give rise to sales, use, and other indirect taxes as a result of any nexus in those states in which we are not currently registered to collect and remit taxes. Additionally, we may need to assess our potential tax collection and remittance liabilities based on existing economic nexus laws’ dollar and transaction thresholds. It is possible that we could face sales tax, VAT, or GST audits and that our liability for these taxes could exceed our estimates as state tax authorities could still assert that we are obligated to collect additional tax amounts from our merchants and remit those taxes to those tax authorities. Further, one or more U.S. state or non-U.S. authorities could seek to impose additional sales, use, or other tax collection and record-keeping obligations on us or may determine that such taxes should have, but have not been, paid by us. We could also be subject to tax audits in U.S. states and international jurisdictions for which we have not accrued tax liabilities. A successful assertion by one or more states requiring us to collect taxes where we presently do not do so could result in substantial tax liabilities (including taxes on past sales, as well as penalties and interest), discourage organizations from purchasing our products, or otherwise harm our business, results of operations, and financial condition. We continue to analyze our exposure for such taxes and liabilities, including the need to provide for loss contingencies resulting from these potential taxes and liabilities. There have been, and will continue to be, substantial ongoing costs associated with complying with the various indirect tax requirements in the numerous markets in which we conduct or will conduct business.
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
In 2015, the OECD released various reports under its Base Erosion and Profit Shifting, or BEPS, action plan to reform international tax systems and prevent tax avoidance and aggressive tax planning. These actions aim to standardize and modernize global corporate tax policy, including cross-border taxes, transfer-pricing documentation rules, and nexus-based tax incentive practices which in part are focused on challenges arising from the digitalization of the economy. The reports have a very broad scope, including, but not limited to, neutralizing the effects of hybrid mismatch arrangements, limiting base erosion involving interest deductions and other financial payments, countering harmful tax practices, preventing the granting of treaty benefits in inappropriate circumstances, and imposing mandatory disclosure rules. It is the responsibility of OECD members to consider how the BEPS recommendations should be reflected in their national legislation. Many countries are beginning to implement legislation and other guidance to align their international tax rules with the OECD’s BEPS recommendations ― for example, by signing the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent BEPS, or the MLI, which currently has been signed by over 100 jurisdictions, including Israel, which signed the MLI on June 7, 2017. On September 13, 2018, Israel submitted the ratification documents for the agreement, and the agreement entered into effect in Israel on January 1, 2019. The MLI implements some of the measures that the BEPS initiative proposes to be transposed into existing treaties of participating states. Such measures include the inclusion in tax treaties of one, or both, of a “limitation-on-benefit,” or LOB, rule and a “principle purposes test,” or PPT, rule. The application of the LOB rule or the PPT rule could deny the availability of tax treaty benefits (such as a reduced rate of withholding tax) under tax treaties. In January 2019, the OECD announced further work in continuation of the BEPS project, focusing on two “pillars.” On October 8, 2021, 136 countries approved a statement known as the OECD BEPS Inclusive Framework, which builds upon the OECD’s continuation of the BEPS project. The first pillar is focused on the allocation of taxing rights between countries for in-scope large multinational enterprises (with revenue in excess of €20 billion and profitability of at least 10%) that sell goods and services into countries with little or no local physical presence. The second pillar is focused on ensuring large multinational enterprises (“MNEs”) pay a minimum level of tax on the income arising in each jurisdiction where they operate. Taxpayers in scope (MNEs with global revenue of at least €750 million in at least two out of the four previous years) should calculate their effective tax rate according to the relevant rules in each jurisdiction, which are essentially based on the OECD model rules, with respect to the second pillar. According to the model rules provisions for relevant jurisdictions, taxpayers should pay top-up tax on the difference between their effective tax rate per jurisdiction and a 15% minimum tax rate. Temporary relief from the scope of the second pillar effective tax rate calculations is available for jurisdictions in which the applicable MNE operates, if it can be demonstrated that the specific jurisdiction satisfies one of three “safe harbor tests” during a “transitional period” from 2024 to 2026. Israel is one of the 136 countries that has agreed in principle to the adoption of the global minimum tax rate and has recently announced it would implement some parts of pillar two commencing January 1, 2026, specifically the Qualified Domestic Top Up Tax which would require in scope Israeli companies to supplement Israeli corporate tax if their effective tax rate as computed under the rules of pillar two is below 15%. Numerous countries have enacted legislation to implement the second pillar rules, effective beginning January 1, 2025, or are expected to enact similar legislation. In response to concerns raised by the United States, the OECD recently finalized a “side-by-side” approach, under which certain U.S.-parented multinational enterprises may be exempt from certain pillar two rules. It is not entirely clear how this side-by-side agreement will be implemented by each participating jurisdiction. As a result, pillar two remains under negotiation and continues to evolve. Tax and compliance costs are expected to be increased by the continuing adoption of the second pillar rules in various countries.
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
•actual or anticipated fluctuations in our revenues, our gross profit, our results of operations, and our financial condition;
•variance in our financial performance from the expectations of securities analysts;
•announcements by us or our direct or indirect competitors of significant business developments, changes in service provider relationships, acquisitions, consolidations, or expansion plans;
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
•changes in the estimation of the future size and growth rate of our markets; and
•general economic and market conditions, including inflation, employment rates and global trade conditions.
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
Our Class B ordinary shares have ten votes per share, and our Class A ordinary shares have one vote per share. As of December 31, 2025, our named executive officers collectively held approximately 35.13% of the voting power of our outstanding ordinary shares, and our pre-IPO shareholders collectively held approximately 84.34% of the voting power of our outstanding ordinary shares.
Accordingly, although there are no voting agreements among our pre-IPO shareholders, our management and pre-IPO shareholders, including our co-founders, hold together all of our issued and outstanding Class B ordinary shares and therefore, individually or together, are able to significantly influence matters submitted to our shareholders for approval, including the election of directors, amendments of our organizational documents, executive compensation items and any merger or other major corporate transactions that require shareholder approval. Our management and pre-IPO shareholders, including our co-founders, individually or together, may vote in a way with which you disagree and which may be adverse to your interests. This concentrated voting power may have the effect of delaying, preventing or deterring a change in control of our Company, could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might ultimately materially and adversely affect the market price of our Class A ordinary shares. Future transfers by the holders of Class B ordinary shares will result in those shares converting into Class A ordinary shares, subject to limited exceptions. As long as at least 13,468,409 Class B ordinary shares remain outstanding, and without giving effect to any future issuances, the holders of our Class B ordinary shares will hold a majority of the outstanding voting power and will continue to control the outcome of matters submitted to shareholders for approval. While our amended and restated articles of association generally prohibit us from issuing additional Class B ordinary shares (other than with the affirmative vote of the holders of at least seventy-five percent (75%) of our outstanding Class B ordinary shares), any future issuance of Class B ordinary shares may be dilutive to Class A ordinary shareholders.
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
We qualify as an “emerging growth company,” as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised financial accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period under the JOBS Act for adopting new or revised financial accounting standards. For as long as we continue to be an “emerging growth company,” we may also take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including presenting only limited selected financial data and not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. As a result, our shareholders may not have access to certain information that they may deem important. We will remain an “emerging growth company” until the earliest of: (1) December 31, 2026; (2) the last day of the first fiscal year in which our annual gross revenue is $1.235 billion or more; (3) the date on which we have, during the previous rolling three-year period, issued more than $1 billion in non-convertible debt securities; and (4) the date we qualify as a “large accelerated filer.” We expect to lose our “emerging growth company” status as of December 31, 2026 (which is the last day of the fiscal year following the fifth anniversary of our IPO) and as a result expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. We cannot predict if investors will find our Class A ordinary shares less attractive because we may rely on these exemptions. If some investors find our Class A ordinary shares less attractive as a result, there may be a less active trading market for our Class A ordinary shares and our share price may be more volatile.
We are a “foreign private issuer,” and, as a result, we are not subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
We report under the Exchange Act as a non-U.S. company with “foreign private issuer” status (as such term is defined in Rule 3b-4 under the Exchange Act). Because we qualify as a “foreign private issuer” under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (2) the rules under the Exchange Act requiring the filing with the SEC of current reports on Form 8-K upon the occurrence of specified significant events, although we are subject to Israeli laws and regulations with regards to certain of these matters; and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we are subject to Israeli laws and regulations with regard to certain of these matters and have historically announced, and intend to continue announcing quarterly unaudited results in earnings press releases. The Holding Foreign Insiders Accountable Act was signed into law on December 18, 2025 and will require directors and officers of “foreign private issuers” to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026, unless an exemption becomes available. Directors and officers of “foreign private issuers” will remain exempt from the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, “foreign private issuers” are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year, and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. “Foreign private issuers” are also exempt from Regulation FD, which prohibits selective disclosures of material information. As a result of all of the above, investors may not have the same protections or information afforded to shareholders of a U.S domestic issuer.
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

As of December 31, 2025, there were 104,034,048 Class A ordinary shares and 44,118,455 Class B ordinary shares outstanding. Sales by us or our shareholders of a substantial number of Class A ordinary shares, including Class B ordinary shares, which will automatically convert into Class A ordinary shares upon transfer, in the public market, or the perception that these sales might occur, could cause the market price of our Class A ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. Of our issued and outstanding shares, all the Class A ordinary shares, including Class B ordinary shares, which automatically convert into Class A ordinary shares upon transfer, are freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act.
As of December 31, 2025, we had 12,733,513 Class A ordinary shares available for future grants under our equity incentive plans and 22,685,953 Class A ordinary shares that were subject to outstanding share options and restricted share units, or RSUs. Of this amount, 5,243,915 options were vested and exercisable as of December 31, 2025. Future grants under our equity incentive plans, whether in the ordinary course of business or otherwise, will result in dilution of the ownership interests of our existing shareholders.
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
As of December 31, 2025, our Board of Directors had approved a share repurchase program for the purchase of an aggregate of up to $300 million of our Class A ordinary shares (the “Repurchase Program”), of which approximately $269 million had been utilized. On March 2, 2026, our Board of Directors authorized the repurchase of an additional $75 million of the Company’s Class A ordinary shares, subject to the completion of Israeli regulatory procedures. Assuming completion of the required Israeli regulatory procedures, the total aggregate repurchase authorization outstanding under the Repurchase Program as of March 2, 2026 was approximately $85.1 million. Under the Repurchase Program, repurchases can be made from time to time using a variety of methods, which may include open market purchases, privately negotiated transactions or otherwise, all in accordance with U.S. federal securities laws. The timing, as well as the number and value of any shares repurchased under the program, will be determined at our discretion and will depend on a variety of factors, including management's assessment of the intrinsic value of our ordinary shares, the market price of our ordinary shares, general market and economic conditions, available liquidity, alternative investment opportunities, and applicable legal requirements. Share repurchases could have an impact on the trading price of our Class A ordinary shares, increase the volatility of the price of our Class A ordinary shares, or reduce the liquidity of our Class A ordinary shares. Additionally, repurchases under the Repurchase Program may diminish our cash reserves, which could impact our ability to finance future growth and to pursue possible strategic opportunities and acquisitions and could result in lower overall returns on our cash balances.
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
As a public company we incur, and particularly after we are no longer an “emerging growth company,” or no longer qualify as a “foreign private issuer,” we have incurred and will continue to incur significant legal, accounting, and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform, and Consumer Protection Act, the listing requirements of the NYSE and other applicable securities rules and regulations impose various requirements on public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel continue to devote a substantial amount of time to these compliance initiatives. Moreover, we will continue to incur substantial legal and financial compliance costs, and certain activities will be more time-consuming and costly, as a result of these rules and regulations. For example, these rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance, and could also make it more difficult for us to attract and retain qualified members of our board. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A ordinary shares from the NYSE, fines, sanctions, and other regulatory action and potentially civil litigation.
We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.
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
We would be classified as a passive foreign investment company, or PFIC, for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended, or the Code) (the “income test”); or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of the income and asset tests, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on our market capitalization and the composition of our income, assets, and operations, we believe we were not a PFIC for the year ending December 31, 2025. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the aggregate value of our assets for purposes of the PFIC determination may be determined by reference to the trading value of our Class A ordinary shares. The trading value of our Class A ordinary shares is likely to continue to fluctuate while the market price of the shares of U.S. listed technology companies continues to be volatile, which may affect the determination of whether we will be considered a PFIC. In addition, we have a substantial balance of cash and other liquid investments, which are passive assets for purposes of the PFIC determination. Accordingly, as our market capitalization and the composition of our income, assets, and operations are subject to change, we cannot assure you that we will not be considered a PFIC for any taxable year. In addition, it is possible that the United States Internal Revenue Service (the “IRS”) may take a contrary position with respect to our determination in any particular year. Certain adverse U.S. federal income tax consequences could apply to a United States Holder (as defined in Item 10.E. “Taxation ― U.S. Federal Income Tax Considerations”) if we are treated as a PFIC for any taxable year during which such United States Holder holds our Class A ordinary shares. We are not providing any U.S. tax opinion to any United States Holder concerning our potential PFIC status, and United States Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our Class A ordinary shares. For further discussion, see Item 10.E. “Taxation ― U.S. Federal Income Tax Considerations ― Passive Foreign Investment Company.”
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
Following attacks by Hamas in southern Israel on October 7, 2023, Israel declared war against Hamas and since then, Israel has been involved in military conflicts with Hamas, Hezbollah, a terrorist organization based in Lebanon, and Iran, both directly and through proxies like the Houthi movement in Yemen, armed groups in Iraq and other terrorist organizations, as well as a brief war with Iran itself (also known as “Operation Rising Lion”). Additionally, following the fall of the Assad regime in Syria, Israel has conducted limited military operations targeting the Syrian army, Iranian military assets and infrastructure linked to Hezbollah and other Iran-supported groups.
In addition, more recently, Israel, together with the United States, has expanded military operations against Iranian targets and key officials under “Operation Epic Fury”, a joint U.S.-Israel initiative. The scope, duration and potential expansion of this operation remain uncertain, and there can be no assurance that it will not result in broader regional hostilities or retaliatory actions by Iran or Iranian-aligned groups. Any prolongation or expansion of Operation Epic Fury could further destabilize the region, disrupt international shipping lanes, air travel corridors and energy markets, and may adversely affect global trade flows.
The situation remains volatile, with the potential for escalation into a broader regional conflict involving additional terrorist organizations and possibly other countries.
While our facilities have sustained only minor damage during the ongoing wars, the hostilities with Hamas, Hezbollah, Iran and its proxies and others have caused and may continue to cause significant damage to private and public facilities, infrastructure, utilities, and telecommunication networks, which could disrupt our operations and supply chains. In addition, Israeli organizations, government agencies and companies have been subject to extensive cyber attacks. This could lead to increased costs, risks to employee safety, and challenges to business continuity, all of which could adversely affect our business and results of operations.
The war has also led to a deterioration of certain indicators of Israel’s economic standing, including, a downgrade in Israel’s credit rating by rating agencies (such as Moody’s, S&P Global and Fitch).
In connection with the war, several hundred thousand Israeli military reservists were drafted to perform immediate military service, and are expected to be required to perform long-lasting reserve duty service in the coming years. Although many of such military reservists have since been released from active service, they may be called up from time to time for additional reserve duty as the security situation requires. As of the date of this Annual Report, only a small number of our employees are engaged in active reserve duty service. The absence of our employees due to their such service, both now or in the future has disrupted, and may in the future disrupt our operations, which disruption may materially and adversely affect our business and results of operations.
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
Our principal executive offices are located at 220 5th Avenue, 2nd Floor, New York, New York 10001.
Our website address is http://www.riskified.com. We use our website as a means of disclosing material non-public information. Such disclosures will be made available on the “Investor Relations” section of our website. Accordingly, investors should monitor such sections of our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. Information contained on, or that can be accessed through our website does not constitute a part of this Annual Report and is not incorporated by reference herein. We have included our website address, and references to various other documents, in this Annual Report solely for informational purposes. The SEC maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC at https://www.sec.gov. Our agent for service of process in the United States is Riskified, Inc., located at 220 5th Avenue, 2nd Floor, New York, New York 10001. For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2025 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources.”
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
Larger, global merchants can also employ hundreds of support personnel to manually review consumer interactions (e.g., orders, returns, refund claims and account recoveries). We believe these slow manual processes produce poor online shopping experiences that lead to abandoned shopping carts. Additionally, this outdated infrastructure may prevent merchants from adapting to fast-changing consumer preferences and fraud techniques, including the nascent adoption of Agentic Commerce.
Our AI-powered ecommerce risk intelligence platform is built to solve these problems with proprietary machine learning models that drive an automated decisioning engine. We have designed our platform to be fast, accurate, scalable, and cost-effective. Our platform supports our core Chargeback Guarantee product—which optimizes merchant approval rates—as well as our other products that mitigate similar and adjacent ecommerce risks for those same merchants, including Policy Protect, Dispute Resolve and Account Secure.
All of our products are designed to enable merchants to generate additional revenue or cost savings, while improving the online shopping experience for consumers. Our core product, the Chargeback Guarantee, automatically approves or declines online orders with guaranteed performance levels that vary in accordance with our merchants’ priorities. Our AI Technologies analyze hundreds of attributes per transaction, generating decisions in real time. We guarantee the outcome of these decisions by assuming the cost of fraud associated with each order that we approve. Simultaneously, we provide contractual minimum approval rates for our Chargeback Guarantee merchants that are typically higher than these merchants can achieve on their own.
We access our merchants’ transaction data through deep integrations into their mission-critical infrastructure, including but not limited to their ecommerce, order management, fulfillment, payments, refunds, returns and customer relationship management systems. Collecting relevant data across our merchant network allows us to identify complex transaction and behavior patterns that are not easily identifiable by merchants on their own. Our ability to help our merchants stems from the fact that we continuously feed this real-time training data into our sophisticated machine learning models.
We service merchants of all sizes, from multi-billion dollar global omnichannel retailers to small pure play merchants, including via partnerships and/or integrations with Shopify and other ecommerce platforms, such as Salesforce Commerce Cloud, AWS Marketplace, Commercetools, Adobe Commerce, IXOPAY and others. However, we focus on supporting enterprise merchants, which we define as merchants generating over $75 million in online sales per year. Our merchants include some of the largest ecommerce brands in the world, including Ring, Lastminute.com, SHEIN, and Macy’s. Our merchants operate in a variety of verticals, including Tickets & Travel, Fashion and Luxury, Money Transfer and Payments, Electronics, Home and General. We categorize general retail merchants and food merchants within our “General” category.
We charge merchants using our Chargeback Guarantee product a percentage of every dollar of GMV that we approve on their behalf, so we are incentivized to approve as many orders as we safely can. We believe that this merchant-centric approach, coupled with our rigorous decisioning process, maximizes our financial results and those of our merchants.
We typically charge merchants a fixed fee per transaction for utilizing Policy Protect. Merchants using our Chargeback Management System, which is a component of our Dispute Resolve product, are typically charged a monthly platform fee and additional fees per transaction in the event we also provide representment services. Other products that do not require us to guarantee our decisions, are typically charged a fixed fee per transaction.
The fee we charge our merchants for Chargeback Guarantee, is a risk-adjusted price, which is expressed as a percentage of the GMV that we approve. This fee, which is established at contract inception, varies by merchant based on a variety of inputs, including the type of merchant, the order population, submission rates, historical fraud levels, the risk level of the end market (including industry and geographic region), and the guaranteed approval rates we agree to provide. When our merchants ask us to review transactions from end markets that carry higher risk, we may charge higher fees to help offset the increased likelihood of receiving a chargeback. In some instances, we may charge a merchant a fixed fee per transaction for fraud and risk intelligence services that do not carry the same liability shift offered with our Chargeback Guarantee product.
If an approved transaction that we have guaranteed results in an eligible chargeback, we will reimburse the merchant for the amount of the lost sale. In this situation, we record a chargeback expense in cost of revenue. Reimbursements are typically provided to the merchant in the form of credits on future invoices.

Our AI-powered Ecommerce Risk Intelligence Platform & Product
Our AI-powered ecommerce risk intelligence platform automates the complexities of ecommerce for merchants, and enables them to offer simple, frictionless consumer experiences.
The Riskified AI-powered Ecommerce Risk Intelligence Platform
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
Merchant Tools
Our dashboards give merchants visibility into every decision that we make. This visibility empowers merchants to review, understand, and override decisions where we are unwilling to guarantee a transaction. Our dashboards also include up-to-date key performance metrics, including order approval rates, account challenges, order declines and chargebacks.
Risk Management
Risk management is at the very heart of our business. We have established processes that are designed to help us manage our overall chargeback exposure and control realized chargeback expenses within predetermined parameters. In addition, we are able to adjust our merchants’ approval and chargeback rates in real time to rebalance our exposure and our expected expenses during any given period.
•Strong track record driven by real-time training data: Our engagement model has built-in feedback loops that provide us with up-to-date, high quality training data in the form of chargeback transactions from across our merchant network. This data constantly updates our models to improve their accuracy. Additionally, we have observed a large and diverse population of chargeback transactions since our founding. Combined with our real-time feedback loops, the volume of our high-quality, historical chargeback data is critical to the accuracy of our models. Since our founding, we have incurred relatively few chargebacks, measured as a percentage of our total approved transactions. Historically, chargeback expenses have been in line with our annual budgets.
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
•Risk diversification: Significant fraud events are typically isolated to a particular merchant or industry. As a result, our chargeback expenses have become less volatile over time as we scale and diversify our merchant base. Furthermore, the average transaction value we approve is less than $200. This means that unexpected chargebacks need to occur in large volumes to meaningfully impact our overall chargeback expenses. As of December 31, 2025, our portfolio of potential chargeback liabilities was diversified across a wide variety of industries, hundreds of merchants and millions of individual transactions. We believe this scale and diversity significantly reduces the likelihood of material unexpected chargeback expenses.
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

Our Products
Our AI-powered ecommerce risk intelligence platform is comprised of multiple products that are all powered by the same automated decisioning engine. On top of this decisioning engine, we offer an assortment of powerful tools designed to enhance visibility and control for merchants’ fraud teams, powered by our unique network data and advanced machine learning models. Chargeback Guarantee is our core product that is used by substantially all of our customers. Merchants typically use our other products, either individually, or in combination with Chargeback Guarantee to overcome ecommerce pain points that are similar or adjacent to chargeback fraud and abuse.
Our Chargeback Guarantee product automatically approves or declines online orders with guaranteed performance levels that vary by merchant. Our machine learning models analyze hundreds of attributes per transaction, generating accurate decisions instantaneously. Through our proprietary smart linking technology, we strive to accurately match transactions that occur on our network with other similar transactions that have occurred on our network across hundreds of variables per transaction. We guarantee the outcome of these decisions by assuming the cost of fraud associated with each transaction we approve. Simultaneously, we provide contractual minimum approval rates for our Chargeback Guarantee merchants that are typically higher than the approval rates that these merchants were able to achieve prior to commencing work with us. Additionally, Auth Rate Enhance, an advanced configuration of Chargeback Guarantee, helps to increase trust with issuing banks and improve authorization rates by sharing enriched order data via direct integrations with partners including Capital One, Discover and Bank of America. Building upon this foundation, Adaptive Checkout further optimizes conversions by dynamically adapting each checkout flow based on real-time assessments, leveraging one time password, CVV check, or smart recommendations for 3D Secure routing to ensure more good customers are approved without taking on additional risk. It also includes PSD2 optimization for certain European orders where Strong Customer Authentication (SCA) is mandated by the European Payment Directives, to help increase total conversion and reduce cart abandonment. In addition, we have built a first-class Chargeback Management System, which is a key component of our Dispute Resolve product. This workflow product is designed to aid our merchants when they dispute chargebacks for which Riskified is not liable, through a process known as “representment”. With Dispute Resolve, we are able to utilize our network data, machine learning technology, and integrations with payment gateways to provide merchants with a single pane of glass to see and manage all of their chargebacks effectively, while automating key elements of the dispute process, such as compiling “compelling evidence” submissions for fraud and non-fraud related chargeback abuse, which can occur when consumers knowingly take advantage of the chargeback process (commonly referred to as “liar buyer” or “friendly fraud”). The visibility, automation and speed that we are able to provide in the chargeback “representment” process augments our Chargeback Guarantee offering, and is an important component of our comprehensive chargeback management solution.
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
Our Policy Protect product uses machine learning to detect and prevent refund and returns policy abuse in real-time whenever consumers may be taking advantage of a merchant’s Terms and Conditions. Policy Protect is powered by a proprietary engine that forms identity clusters from billions of historical transactions, hundreds of billions of data attributes, and repeat interaction histories for more than 1 billion consumers, across a global merchant network, broadening the view of customer identity beyond their singular profile with a merchant. Policy Protect helps merchants balance generous policies while protecting their bottom line. With Policy Protect, we enable merchants to offer lenient refund and returns policies, attractive promotions and loyalty programs, and launch limited edition items to their loyal customers while reducing losses associated with return abuse, reseller abuse and other forms of online policy abuse with high levels of accuracy. Our Dynamic Returns feature within Policy Protect also optimizes return flows (including instant refunds) based on customer behavior and abuse risk. This allows merchants to provide unique benefits to good customers, which improves their shopping experience, loyalty and life time value, without risking abuse. Merchants can leverage the power of Policy Protect in Decision Studio, a powerful suite of tools that provides AI-powered self-service capabilities for the creation, simulation, and management of customer-facing policies. Through a seamless blend of enriched data points with dynamic AI-powered logic based on Riskified's identity and risk models, Decision Studio is designed to give merchants the power to achieve a delicate balance between human expertise and AI-based automation. This provides merchants with more control over their refund, return, promo and resale policies.
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
What Sets Us Apart
We generate substantial return on investment for our merchants
We generate substantial return on investment throughout the lifecycle of our relationships with our merchants by increasing merchants’ online sales, reducing their operating costs and enhancing their consumers’ shopping experiences. We believe that the active performance management we perform is an important driver of our merchants' return on investment. We provide performance management through a combination of real time monitoring, proprietary tools, and surgical optimization of specific subsets of our merchants' order volumes.
Powerful flywheel effect
We are a market leader in ecommerce risk intelligence. We believe that we receive access to significantly more customer data per transaction than banks and other payment companies and that this privileged level of access means that we are able to provide superior ecommerce fraud and risk analytics. We have built our products around this capability and, as of December 31, 2025, review more than $155 billion in GMV annually. Our AI-powered ecommerce risk intelligence platform gets stronger with each transaction we process and each merchant we add to our network. Each transaction that we review enhances our data sets and improves our ability to identify similar characteristics between transactions on our network. Our platform evaluates millions of transactions daily using feedback from past transactions, including whether or not those transactions resulted in eligible chargebacks. This drives our sophisticated transaction matching ability. As we grow our network, by increasing GMV from existing merchants and by onboarding new merchants, this sophisticated transaction matching enables us to deliver a strong return on investment for our merchants and drives robust product innovation that enhances the consumer shopping experience. We then leverage this improved ROI for our merchants and our enhanced product suite to attract more merchants, which drives more transactions to our platform.
Compounding data advantages over a growing merchant network
Since our founding, we have accumulated billions of historical transactions from our merchant network with hundreds of data variables per transaction. As a result we have repeat interaction histories for more than 1 billion consumers. This data was collected across our global merchant base comprising hundreds of leading ecommerce merchants, with whom we have built trusted relationships. As a result, our AI Technologies are able to create powerful, real-time predictive insights that we believe are difficult to replicate.
The scale of our merchant network and processed volume continue to grow. For the year ended December 31, 2025, our total GMV grew 10% year-over-year to $155.1 billion. We serve some of the largest and most recognizable ecommerce brands globally. Based on data available to us, our merchant base includes approximately 50 publicly held companies worldwide. We believe the scale of our AI-powered ecommerce risk intelligence platform is a competitive advantage because it is the foundation of the scope, depth and power of the data we use to train our models.
Strong expertise serving the enterprise market
We service merchants of all sizes, from multi-billion dollar global omnichannel retailers to small pure play merchants, including via partnership and/or integrations with Shopify and other ecommerce platforms, such as Salesforce Commerce Cloud, AWS Marketplace, Commercetools, Adobe Commerce, IXOPAY and others. However, we focus on supporting enterprise merchants, which we define as merchants generating over $75 million in online sales per year. For the year ended December 31, 2025, we estimate that more than 90% of our Billings were derived from enterprise merchants. We are positioned to support enterprise merchants for several reasons. First, our AI-powered ecommerce risk intelligence platform is highly customizable to meet each merchant’s unique requirements. Second, we are able to simplify the vast amounts of complexity that are unique to enterprise operating environments. Third, unlike many ecommerce enablement platforms, we do not compete with our merchants to own the consumer relationship through mobile apps or other touch points. We believe this gives us privileged access to significantly more data than banks or other payment companies receive. In addition, in 2025 we achieved both the Amazon Web Services Retail and Consumer Packaged Goods Competency designations for proven success in helping global merchants stop fraud, prevent abuse, and grow revenue with confidence, while delivering validated solutions that help consumer goods and retail brands overcome operational challenges in digital commerce.
Entrepreneurial culture fostering continuous innovation
Our culture is an essential component of our success that allows us to hire and retain top talent. We strive to nurture a highly collaborative working environment where everyone, no matter what location or role, is empowered to solve challenging problems while also contributing to the communities we live in. Our Operating Principles (Clients Success First, Drive Results, Team Up, and Stay Ahead) lay out how our employees should operate to drive success for our clients. We empower our team members to learn and grow and make a conscious effort to promote people from within, offer varied development opportunities, and create space for people to try new things and utilize their unique skill sets. We also host a Fraud Academy for our analytics employees, which includes approximately 60 hours of formal training, to help our team members further develop their skills.
Our Merchants
Our AI-powered ecommerce risk intelligence platform is explicitly designed and engineered to integrate with a wide range of merchants. We can accommodate and grow with the world’s largest merchants:
•Scale: We serve merchants with multiple regional store fronts and large global presences. Our largest merchants generate tens of billions of dollars in online sales each year.
•Industry: Our merchants represent diversified online sellers in various industries such as Tickets & Travel, Fashion and Luxury, Money Transfer and Payments, Electronics and Home. We categorize general retail merchants and food merchants within our “General” category.
•Merchant Profile: Our merchants range from direct-to-consumer brands, online-only retailers, omnichannel retailers, online marketplaces, and ecommerce service providers that bear the liability for disputed transactions.
•Geography: Our merchants are located in approximately 36 countries based on the location of the merchant’s headquarters. Approximately 54% of our Billings for the year ended December 31, 2025 were derived from US-based accounts. Our Billings in Asia-Pacific increased by 53% year-over-year in 2025.

Billings by Industry

$400M
$300M
$200M
$100M
$0M
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
Money Transfer & Payments
Tickets & Travel
Electronics
Home
General
Fashion & Luxury

Billings by Geography

$400M
$300M
$200M
$100M
$0M
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
APAC
EMEA
Americas
United States

For the year ended December 31, 2025, merchants integrated on our AI-powered ecommerce risk intelligence platform generated total GMV of $155.1 billion, up from $141.2 billion GMV for the year ended December 31, 2024. Our network is made up of hundreds of retailers including some of the largest ecommerce brands in the world, such as Ring, Lastminute.com, SHEIN, and Macy’s.
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
Some merchants prefer the flexibility to start their relationship with us by submitting only a portion of their order volumes to us. We welcome this approach and have successfully implemented a “Land and Expand” strategy, where we create long-term partnerships that result in strong retention and revenue that is likely to recur. As we gain our merchant’s trust, we are generally able to increase the order volume they submit to us and the value we provide. In addition, our multi-product platform, comprising Chargeback Guarantee, Policy Protect, Dispute Resolve and Account Secure, provides our sales teams with multiple entry-points into the ecommerce market, which is designed to create a continuous sales motion and increased merchant coverage.
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
The Riskified brand is central to our business strategy, and we believe that maintaining, protecting and enhancing the Riskified brand is important to expanding our business. As of December 31, 2025, we held four registered trademarks in the United States and thirty-two registered trademarks in foreign jurisdictions, including registrations of RISKIFIED, eConfidence and the Riskified logos. As of December 31, 2025, we had applied for one additional trademark registration in foreign jurisdictions.
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
Government Regulation
As with any company operating in our field, we grapple with a growing number of local, national and international laws and regulations. These laws are often complex, sometimes contradict other laws, and are frequently evolving. Laws may be interpreted and enforced in different ways in various locations around the world, posing a significant challenge to our global business. This ambiguity includes laws and regulations possibly affecting our business, such as those related to data privacy and security, artificial intelligence and machine learning, pricing, taxation, intellectual property ownership and infringement, anti-money laundering, anti-corruption, product liability, consumer protection, financing, payment authentication, economic and financial sanctions, trade embargoes, and export control. Changes to such laws and regulations could cause us or third-party partners on which we rely to incur additional costs and change our or their respective business practices in order to comply. See “— Data Protection and Privacy”, “—Anti-Corruption and Sanctions” and “—Artificial Intelligence” for further discussion related to the impact of government regulation on our business.
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
For example, we are subject to the PPL and its regulations (including the Data Security Regulations) (collectively, “Privacy Laws”), which impose obligations regarding how personal data is processed, maintained, transferred, disclosed, accessed and secured. In addition, the Privacy Protection Regulations (Transfer of Data to Databases Outside the State Borders), restrict and impose conditions on cross-border transfers of Personal Information from Israel. The Privacy Laws may require us to adjust our data protection and data security practices, information security measures, certain organizational procedures, applicable positions (such as an information security manager) and other technical and organizational security measures. To the extent that any administrative supervision procedure is initiated by the PPA that reveals irregularities with respect to our compliance with the Privacy Protection Act, in addition to our exposure to administrative fines, civil claims (including class actions) and in certain cases criminal liability, we may also need to take remedial actions to rectify such irregularities, which may increase our costs.
In the EEA and UK, we are also subject to the EU GDPR and the UK GDPR, as well as national legislation supplementing the GDPR and the UK GDPR. The GDPR and UK GDPR implement stringent operational requirements regarding, among others, data use, sharing and processing, data breach notifications, data subject rights and cross- border data transfers. In relation to data transfers to the US, the EU-US Data Privacy Framework, the successor of the EU-US Privacy Shield entered into effect in July 2023, and the UK has enacted the UK extension to the EU-US Data Privacy Framework to facilitate EU-US and UK-US data transfers, respectively.
Further, following Brexit, the UK government has indicated its intention to diverge from the EU’s privacy framework. These prospective changes may require us to make changes to our data privacy compliance operations and/ or to our business practices and may result in substantial costs, which in turn may compromise our growth strategy and otherwise adversely affect our business.
The EU GDPR and UK GDPR impose significant penalties for non-compliance (up to EUR 20 million for breaches of the EU GDPR, or GBP 17.5 million in the case of the UK GDPR or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher).
We are also subject to evolving EU and UK privacy laws on cookies, tracking technologies and e-marketing. In the EU and UK, consent may be required for the placement of certain cookies or similar tracking technologies on an individual’s device and for direct electronic marketing. Such consent is tightly defined and includes a prohibition on pre-checked consents and a requirement to obtain separate consents for each type of cookie or similar technology. Recent European court and regulator decisions are driving increased attention to cookies and similar tracking technologies.
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
We are also subject to the CCPA, which, among other things, gives California residents rights regarding their Personal Information, including rights to opt out of certain Personal Information sharing/selling and requires in-scope business to provide California residents detailed information about how their Personal Information is used and disclosed. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches. Similar laws coming into effect in numerous other U.S. states, the potential for adoption of a comprehensive U.S. federal data privacy law, and new legislation in international jurisdictions may continue to change the data protection landscape globally and could result in us expending considerable resources to meet these requirements.
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
Anti-Corruption and Sanctions
We are subject to laws and regulations of the jurisdictions in which we operate, including the United States, United Kingdom, European Union and Israel, that govern or restrict our business and activities in certain countries and with certain persons, including the economic and financial sanctions and trade embargo regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control, the U.S. Department of State, and the export control laws administered by the U.S. Commerce Department’s Bureau of Industry and Security as well as by authorities of the United Kingdom, the European Union, the State of Israel, the United Nations Security Council, and other relevant sanctions and export control authorities.
Additionally, we are subject to anti-corruption, anti-bribery, anti-money laundering, terror finance and similar laws imposed by governments around the world with jurisdiction over our operations, which may include, among others, the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. 201, the U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act 2010, Chapter 9 (sub-chapter 5) of the Israeli Penal Law, 5737-1977, the Israeli Prohibition on Money Laundering Law, 5760-2000 and other applicable laws in the jurisdictions in which we operate. Historically, technology companies have been the target of FCPA and other anti-corruption investigations and penalties. See Item 3.D. “Risk Factors—Risks Related to our Business and Industry—Our failure to comply with the anti-corruption, trade compliance, anti-money laundering and terror finance and economic sanctions laws and regulations of the United States and applicable international jurisdictions could materially adversely affect our reputation and results of operations.”

Artificial Intelligence
Our business heavily relies on AI Technologies, and the regulatory framework for this technology is rapidly evolving. Already, certain existing legal regimes (e.g. relating to data privacy) regulate certain aspects of AI Technologies, and many federal, state and foreign government bodies and agencies have enacted or are currently considering additional laws and regulations governing AI Technologies. Additionally, existing laws and regulations may be enjoined in judicial proceedings, or may be interpreted or enforced in ways that would affect the operation or use of our AI Technologies, or could be rescinded or amended as new administrations take differing approaches to evolving AI Technologies. In the United States the regulatory framework for AI Technologies faces significant uncertainty. At the federal level, Congress has yet to enact meaningful AI legislation. Instead, federal policy on AI has been shaped by a series of executive orders that have shifted priorities and requirements substantially depending on the administration in power. In the absence of federal AI legislation, states have filled the void by enacting laws regulating different aspects of AI Technologies. For example, California has enacted laws and regulations related to AI safety protocols, reporting and transparency, among other AI-related topics. In addition, Colorado’s Artificial Intelligence Act will require developers and deployers of “high-risk” AI systems to implement certain safeguards against algorithmic discrimination (among other requirements), Utah’s Artificial Intelligence Policy Act establishes disclosure requirements and accountability measures for the use of generative AI in certain consumer interaction, and the Texas Responsible Artificial Intelligence Governance Act prohibits the development and deployment of AI systems for certain purposes while establishing a regulatory sandbox. Moreover, state AI laws such as Colorado’s Artificial Intelligence Act and various comprehensive state privacy laws, including the CCPA, regulate the use of automated decision-making technology that results in legal or similarly significant effects on individuals, and provide rights to individuals with respect to that automated decision making. Many states have also enacted sector-specific AI laws, including related to the use of AI for health-related purposes and financial services. Additionally, new laws regulating artificial intelligence – in particular generative artificial intelligence, algorithmic recommendation and deep synthesis technologies - have been enacted in China, and in August 2024, the European Union’s EU AI Act entered into force, establishing a comprehensive, legal framework for the regulation of artificial intelligence systems across the EU. The majority of obligations under the EU AI Act will apply from August 2026, and once fully applicable, the EU AI Act will have a material impact on the way artificial intelligence is regulated in the EU, including requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, training, data transparency, copyright compliance and technical documentation. There is also an increase in litigation in a number of jurisdictions, including the United States, relating to the development, security and use of artificial intelligence. See Item 3.D. “Risk Factors—Risks Related to our Business and Industry—As the regulatory framework for machine learning technology and artificial intelligence evolves, including with respect to unintentional bias and discrimination, our business, financial condition, and results of operations may be adversely affected.”
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
•Office Initiatives: We track our monthly energy usage in our Tel Aviv and New York offices. In addition, to aid in the promotion of environmental conservation, we have implemented a number of waste and energy management initiatives. Our Tel Aviv office, which is our largest site, has received Leadership in Energy and Environmental Design (“LEED”) Operations & Maintenance V4.1 certification with a “Gold” rating.
Social
“Riskified Cares” is our in-house program encompassing social responsibility programs including, community outreach, sustainability and inclusion and belonging:
•Inclusion & Belonging: Our mission is to empower businesses to unleash ecommerce growth by outsmarting risk. We focus on maximizing our merchants’ success, because when they succeed, we succeed. In order to deliver on this mission, we believe it is important to employ a workforce that embodies a range of backgrounds, thoughts, experiences, skills, qualifications and perspectives to expertly assist our broad merchant base.
We are committed to building an inclusive talent base, while attracting and retaining the brightest and most talented individuals from a range of backgrounds. One of the ways we do this is by supporting certain employee community groups, which are open to all employees.
In addition, we believe personal and professional growth are imperative to the well-being of our employees. We have a Learning & Development team that develops and facilitates initiatives that provide our employees with opportunities to acquire new skills through exploration, experience, and peer learning. For example, we offer trainings designed to teach our employees how to leverage AI tools to enhance efficiency and productivity while ensuring that they use those tools in a safe and ethical manner. Finally, we support career pathing through role-specific development plans, 1:1 coaching through external experts, and internal mentoring initiatives that are available to all employees across the organization. For those in or aspiring to leadership roles, we offer a dedicated suite of programs designed to develop management skills and promote engagement, including our Manager Orientation Program, Manager Acceleration Program, and targeted managerial skills workshops.
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
•Community Outreach: We focus on social matters that impact our people and the communities in which they live. We recognize and respect our employees’ passion for engaging with their local communities, and actively encourage and facilitate this engagement. For example, we have established a robust community volunteering program that enables employees to give back to the communities in which they live and work by volunteering on company time. For the year ended December 31, 2025, our employees volunteered approximately 1,250 hours across 30 different not-for-profit organizations. In addition, in 2025 we received TrustRadius’ “Tech Cares” award for a fourth consecutive year. The TrustRadius “Tech Cares” awards recognize companies that go beyond business as usual, by implementing impactful programs for staff, local communities and others in need.
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
Our subsidiaries as of December 31, 2025, are set forth in the table below. Each subsidiary is 100% owned directly by Riskified Ltd.

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
We also lease space in Shanghai, China and Lisbon, Portugal. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any such expansion of our operations.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
You should read the following discussion together with our audited consolidated financial statements and related notes included elsewhere in this Annual Report. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. These forward-

looking statements are subject to numerous risks, uncertainties and assumptions, including, but not limited to, the risks and uncertainties described in “Special Note Regarding Forward-Looking Statements” and Item 3.D. “Key Information — Risk Factors.” Our actual results may differ materially from those contained in or implied by any forward-looking statements.
Certain information called for by this Item 5, including a discussion of the year ended December 31, 2023 compared to the year ended December 31, 2024 has been reported previously under Item 5 “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on March 6, 2025.
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
We believe legacy ecommerce fraud platforms and rules-based, in-house solutions are frequently slow, inaccurate, expensive and inflexible. They can often produce the wrong decision—by rejecting good transactions or accepting fraudulent ones—which causes merchants to either lose revenue or incur unnecessary expenses in the form of chargebacks and other fees. We believe these slow manual processes produce poor online shopping experiences that lead to abandoned shopping carts. Additionally, this outdated infrastructure may prevent merchants from adapting to fast-changing consumer preferences and fraud techniques, including the nascent adoption of Agentic Commerce.
Our AI-powered ecommerce risk intelligence platform is built to solve these problems with proprietary machine learning models that drive an automated decisioning engine. We have designed our platform to be fast, accurate, scalable, and cost-effective. Our platform supports our core Chargeback Guarantee product—which optimizes merchant approval rates—as well as our other products that mitigate similar and adjacent ecommerce risks for those same merchants, including Policy Protect, Dispute Resolve and Account Secure.
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
The fee we charge our merchants for Chargeback Guarantee, is a risk-adjusted price, which is expressed as a percentage of the GMV that we approve. This fee, which is established at contract inception, varies by merchant based on a variety of inputs, including the type of merchant, the order population, submission rates, historical fraud levels, the risk level of the end market (including industry and geographic region), and the guaranteed approval rates we agree to provide. When our merchants ask us to review transactions from end markets that carry higher risk, we may charge higher fees to help offset the increased likelihood of receiving a chargeback. In some instances, we may charge a merchant a fixed fee per transaction for fraud and risk intelligence services that do not carry the same liability shift offered with our Chargeback Guarantee product. We may charge merchants for products, other than our Chargeback Guarantee product, based on alternative pricing models, such as a subscription fee or a fee per transaction.
If an approved transaction that we have guaranteed results in an eligible chargeback, we will reimburse the merchant for the amount of the lost sale. In this situation, we record a chargeback expense in cost of revenue. Reimbursements are typically provided to the merchant in the form of credits on future invoices.
We have established processes that are designed to help us manage our overall chargeback exposure and control realized chargeback expenses within predetermined parameters. We do this primarily by controlling the transactions we approve and assessing the cost-benefit of our approvals. Our models are trained on a large and diverse population of historical transactions accumulated since our founding. Combined with the short-term duration of our chargeback portfolio, the dynamic feedback loops in our business model ensure our training sets are constantly updated, thereby increasing the accuracy of our AI-powered ecommerce risk intelligence platform. We supplement our models with offline tools that are designed to quickly detect different types of anomalies and gaps in our models. We also adjust our approval rates in real time as we detect riskier order populations. Finally, our chargeback expenses typically become less volatile over time as we scale. As of December 31, 2025, our portfolio of potential chargeback liabilities was diversified across a wide variety of industries, hundreds of merchants and millions of individual transactions.
Using our proprietary AI-powered ecommerce risk intelligence platform, data assets, and scaled merchant network, we are able to control the chargeback expenses we incur, as evidenced by our ability to maintain our annual CTB Ratio between 40% and 42% for the past three years. We use the annual CTB Ratio to evaluate the performance of our business operations and the effectiveness of our models. We believe that CTB Ratio is best analyzed on an annualized basis, rather than quarterly, as individual quarters may fluctuate due to a number of factors, including changes in the mix of our merchant industry and geographic base, the risk profile of orders approved in the period, and technological improvements in the performance of our models.
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
•GMV Growth: Our effectiveness in retaining and expanding our existing merchant base, as measured by Net Dollar Retention, is a critical component of our ability to drive growth. Our Net Dollar Retention rate for 2025 was 105%. Acquisition of new merchants in new and diverse industries and geographies is also an important component of our growth as we strive to reduce our dependence on the performance of select merchants, industries and geographies. Our GMV, as compared to global ecommerce GMV calculated by eMarketer, accounted for approximately 2.5% of global ecommerce GMV for the year ended December 31, 2025, leaving significant room for our merchant network to continue to grow.
•Foreign Currency: We are exposed to foreign currency exchange risk that we expect will have an unfavorable impact on our results of operations, particularly on our expenses. A significant portion of our operating expenses are denominated in New Israeli Shekel (“NIS”), while a significant portion of our revenues are denominated in United States Dollars (“USD”). From the beginning of 2025 through the beginning of 2026, the USD has depreciated approximately 15% against the NIS. We seek to mitigate the impacts of foreign exchange rate fluctuations through our hedging program, primarily using forward and option contracts, along with ongoing efforts to adjust and optimize our expense base and implement operational changes designed to offset the impact of currency movements. Refer to Item 11 for qualitative and quantitative information regarding these risks.
•Macroeconomic Environment: We regularly monitor macroeconomic trends and events that may have a material impact on our business, financial condition, and results of operations, and the financial condition of our merchants. These include global conflicts, international relations, recessionary indicators, inflation rates, trade policies and tariffs, and interest rates. Challenging macroeconomic conditions may result in reduced consumer spending, risk of merchant bankruptcies or business failures, and foreign currency exchange fluctuations, which may adversely impact our business. In addition, changes in the global trade environment, including new or increased tariffs imposed by the U.S. on foreign goods and resulting retaliatory trade actions or tariffs imposed by foreign governments on U.S. goods, as well as the renegotiation or termination by the U.S. of certain existing bilateral and multi-lateral trade agreements, may disrupt global supply chains and could materially increase our merchants’ costs, which in turn may increase the costs of consumer goods and reduce our merchants’ ecommerce transaction volume. We believe that our diversified merchant portfolio and other risk management initiatives assist in mitigating the effects that these macroeconomic events can have on our business.
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

	Year Ended December 31,
	2025	2024	2023
	(in thousands, except where indicated, unaudited)
Gross merchandise volume (in millions)	$155,102	$141,198	$123,106
Revenue	$344,638	$327,516	$297,610
Gross Profit	$178,072	$170,939	$152,519
Non-GAAP Gross Profit	$180,276	$173,562	$155,026
Gross Profit Margin	52%	52%	51%
Non-GAAP Gross Profit Margin	52%	53%	52%
Net Profit (Loss)	$(27,565)	$(34,922)	$(59,035)
Adjusted EBITDA	$26,724	$17,194	$(8,490)
Net Cash Provided By (Used In) Operating Activities	$33,879	$39,696	$7,279
Free Cash Flow	$33,069	$39,059	$5,924

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
•Share-based compensation expense: We exclude share-based compensation expense primarily because it is a non-cash expense that does not directly correlate to the current performance of our business. This is partly because the expense is calculated based on the grant date fair value of an award which may vary significantly from the current fair market value of the award based on factors outside of our control. Share-based compensation expense is principally aimed at aligning our employees’ interests with those of our shareholders and at long-term retention, rather than to address operational performance for any particular period.
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
•Legal-related and other expenses: We exclude costs associated with certain corporate initiatives and costs associated with the legal matter previously disclosed in Item 8.A. “Legal and Arbitration Proceedings” in our Form 20-F for the year ended December 31, 2023, as filed with the SEC on March 6, 2024, as such costs are not reflective of costs associated with our ongoing business and operating results and are viewed as unusual and infrequent.
•Restructuring costs: We exclude costs associated with reductions in force because these costs are related to one-time severance and benefit payments and are not reflective of costs associated with our ongoing business and operating results and are viewed as unusual and infrequent.
We define free cash flow, which is a non-GAAP measure of liquidity, as net cash provided by (used in) operating activities, less cash purchases of property and equipment. We provide free cash flow because it is a liquidity measure that provides useful information to management and investors about the amount of cash generated by the business that can be used for strategic opportunities, including investing in our business and strengthening our balance sheet. Free cash flow is limited, however, because it does not represent the residual cash flow available for discretionary expenditures. Free cash flow is not necessarily a measure of our ability to fund our cash needs.
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

Non-GAAP Gross Profit and Non-GAAP Gross Profit Margin
The following table presents a reconciliation of our gross profit and gross profit margin, the most directly comparable U.S. GAAP measure, to non-GAAP gross profit and non-GAAP gross profit margin for each of the periods presented:

	Year Ended December 31,
	2025	2024	2023
	(in thousands, except where indicated, unaudited)
Revenue	$344,638	$327,516	$297,610
Cost of revenue	166,566	156,577	145,091
Gross Profit	178,072	170,939	152,519
Share-based compensation expense included within cost of revenue	738	765	770
Depreciation and amortization included within cost of revenue	1,167	1,685	1,726
Payroll taxes related to share-based compensation included within cost of revenue	15	17	11
Restructuring costs	284	156	—
Non-GAAP Gross Profit	$180,276	$173,562	$155,026

Gross profit margin	52%	52%	51%
Non-GAAP Gross Profit Margin	52%	53%	52%
Adjusted EBITDA
The following table presents a reconciliation of net profit (loss), the most directly comparable GAAP measure, to adjusted EBITDA for each of the periods presented:

	Year Ended December 31,
	2025	2024	2023
	(in thousands, unaudited)
Net profit (loss)	$(27,565)	$(34,922)	$(59,035)
Provision for (benefit from) income taxes	6,358	6,419	5,798
Interest (income) expense, net	(13,465)	(20,167)	(22,775)
Other (income) expense, net	637	818	(837)
Depreciation and amortization	3,547	4,881	5,100
Share-based compensation expense	51,626	57,831	62,410
Payroll taxes related to share-based compensation	601	563	459
Legal-related and other expenses	261	1	390
Restructuring costs	4,724	1,770	—
Adjusted EBITDA	$26,724	$17,194	$(8,490)

Free Cash Flow
The following table presents a reconciliation of net cash provided by (used in) operating activities, the most directly comparable GAAP measure, to free cash flow for each of the periods presented:

	Year Ended December 31,
	2025	2024	2023
	(in thousands, unaudited)
Net cash provided by (used in) operating activities	$33,879	$39,696	$7,279
Purchases of property and equipment	(810)	(637)	(1,355)
Free Cash Flow	$33,069	$39,059	$5,924
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
For stand ready obligations where we we charge a fixed fee per transaction, we recognize revenue over the contract period in the period that the transactions are reviewed under the variable consideration allocation exception. This primarily includes contracts that obligate us to stand ready to review eCommerce transactions for legitimacy without an associated guarantee or for Policy Protect. When Policy Protect is sold as a subscription, revenue is recognized evenly over the contract period.
We present revenue net of cancellations and adjustments for minimum service level agreements.
Cost of Revenue
Cost of revenue primarily consist of chargeback expenses, net of chargebacks won, and other expenses related to providing our services to our merchants. These other expenses include compensation and benefits related costs, including share-based compensation expense associated with teams integral in providing our service, hosting fees and software costs, data enrichment costs, payment processing fees, amortization of capitalized software development costs and deferred contract fulfillment costs, depreciation expense, and allocated overhead. For products that offer guarantees of past performance, such as our Chargeback Guarantee, we provide contractual guarantees around the accuracy of our approvals so that our merchants can confidently automate a transaction’s execution. If an approved transaction that we have guaranteed results in an eligible chargeback, we will reimburse the merchant for the amount of the lost sale. In this situation, we record a chargeback expense in cost of revenue. Reimbursements are typically provided to the merchant in the form of credits on future invoices.
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
Operating Expenses
Our operating expenses consist of research and development, sales and marketing, and general and administrative expenses. Compensation and benefits related costs are the most significant component of operating expenses and consists of salaries and benefits, share-based compensation expense, sales commissions, and other employee benefit costs. Operating expenses also primarily include third-party hosting fees and software costs, professional service fees, overhead costs including rent and utilities, marketing and advertising related costs, and depreciation expense. For 2026, we expect that our cost reduction efforts will drive decreases in operating expenses as a percent of revenue, however there may be fluctuations on a quarterly basis.
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
Sales and Marketing
Sales and marketing expenses primarily consist of compensation and benefits related costs, including share-based compensation expense and commissions directly associated with our sales and marketing teams. Sales and marketing costs also consists of costs associated with conferences, events, digital marketing and advertising programs, depreciation expense, and allocated overhead.
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
Provision for (Benefit From) Income Taxes
Provision for income taxes consists of income taxes related to Israel, United States (federal and state), China, and Japan taxes. We maintain a full valuation allowance on our Israeli and U.S. deferred tax assets resulting from carryforward tax losses and other reserves and allowances, as we have concluded that it is not more likely than not that the deferred tax assets will be realized due to our history of operating losses and current uncertainty concerning our ability to realize these deferred tax assets in the foreseeable future. Our effective tax rate is primarily affected by the tax rate in Israel and the United States and the relative amounts of income we earn in those jurisdictions, as well as non-deductible expenses, such as share-based compensation, and changes in our valuation allowance.
A.Operating Results
The following section discusses our financial condition and results of operations for the year ended December 31, 2025 compared to the year ended December 31, 2024. For a discussion of our financial condition and results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023, refer to Item 5. “Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on March 6, 2025.
The following tables set forth selected consolidated statements of operations data and such data as a percentage of total revenue for each of the periods presented:

	Year Ended December 31,
	2025	2024	2023
	(in thousands)
Revenue	$344,638	$327,516	$297,610
Cost of revenue(1)(2)	166,566	156,577	145,091
Gross profit	178,072	170,939	152,519
Operating expenses:
Research and development(1)(2)	69,413	68,065	71,577
Sales and marketing(1)(2)	83,100	86,389	88,441
General and administrative(1)(2)	59,594	64,337	69,350
Total operating expenses	212,107	218,791	229,368
Operating profit (loss)	(34,035)	(47,852)	(76,849)
Interest income (expense), net	13,465	20,167	22,775
Other income (expense), net	(637)	(818)	837
Profit (loss) before income taxes	(21,207)	(28,503)	(53,237)
Provision for (benefit from) income taxes	6,358	6,419	5,798
Net profit (loss)	$(27,565)	$(34,922)	$(59,035)

_______________
(1)Includes share-based compensation as follows:

	Year Ended December 31,
	2025	2024	2023
	(in thousands)
Cost of revenue	$738	$765	$770
Research and development	12,621	13,061	13,152
Sales and marketing	16,013	18,506	19,420
General and administrative	22,254	25,499	29,068
Total share-based compensation expense	$51,626	$57,831	$62,410
(2)Includes depreciation and amortization (including amortization of capitalized internal-use software) as follows:

	Year Ended December 31,
	2025	2024	2023
	(in thousands)
Cost of revenue	$1,167	$1,685	$1,726
Research and development	1,075	1,473	1,566
Sales and marketing	739	973	1,025
General and administrative	566	750	783
Total depreciation and amortization	$3,547	$4,881	$5,100

	Year Ended December 31,
	2025	2024	2023
Revenue	100%	100%	100%
Cost of revenue	48	48	49
Gross profit	52	52	51
Operating expenses:
Research and development	20	21	24
Sales and marketing	24	26	30
General and administrative	17	20	23
Total operating expenses	62	67	77
Operating profit (loss)	(10)	(15)	(26)
Interest income (expense), net	4	6	8
Other income (expense), net	—	—	—
Profit (loss) before income taxes	(6)	(9)	(18)
Provision for (benefit from) income taxes	2	2	2
Net profit (loss)	(8)%	(11)%	(20)%
Comparison of the Years Ended December 31, 2025 and 2024
Revenue

	Year Ended December 31,
	2025	2024	$ Change	% Change
	(dollars in thousands)
Revenue	$344,638	$327,516	$17,122	5%
The increase in revenue of $17.1 million, or 5%, was driven by a $13.9 billion, or 10% increase in GMV from $141.2 billion to $155.1 billion. Approximately $23.1 million of the increase in revenue was driven by new merchants onboarded to our platform in 2024 and 2025 primarily within our “Money Transfer and Payments” and “Fashion and Luxury” verticals, which grew by 93% and 13%, respectively. Revenue from existing merchants grew by $13.1 million primarily within our “Tickets and Travel”, “Fashion and Luxury”, and “Money Transfer and Payments” verticals. These increases were partially offset by a decrease of $19.1 million in revenue due to the annualization of 2024 attrition primarily within our “Home” vertical. Our Net Dollar Retention Rate improved from 96% in 2024 to 105% in 2025.
Revenue attributable to issued indemnification guarantees that are accounted for under ASC 460 and included within the $17.1 million increase in revenue, increased by $3.4 million for the same reasons noted above. Revenue attributable to issued indemnification guarantees as a percentage of total revenue decreased slightly from 43% during 2024 to 41% during 2025 primarily due to timing and changes in fair value of the guarantee.
Cost of Revenue and Gross Profit Margin

	Year Ended December 31,
	2025	2024	$ Change	% Change
	(dollars in thousands)
Cost of revenue	$166,566	$156,577	$9,989	6%
Gross profit margin	52%	52%
The increase in cost of revenue of $10.0 million, or 6%, was primarily attributable to an increase of $11.5 million in net chargeback expenses which was driven by higher GMV due to the onboarding of new merchants in our ‘Money Transfer and Payments’ vertical, as well as continued GMV growth from merchants in our ‘Tickets and Travel’ and ‘Fashion and Luxury’ verticals. The increase was partially offset by a decrease of $1.2 million in hosting, software, and data enrichment costs.
Gross profit margin remained flat at 52%. Our CTB ratio, which is a key driver of our gross profit margin, increased to 42% from 40% in the prior year primarily driven by new merchants onboarded to our platform.
Operating Expenses
Research and Development

	Year Ended December 31,
	2025	2024	$ Change	% Change
	(dollars in thousands)
Research and development	$69,413	$68,065	$1,348	2%
The increase in research and development expenses of $1.3 million was primarily attributable to an increase of $1.3 million in payroll and related costs which includes a decrease of $0.4 million in share-based compensation expense. Additionally, there was an increase of $0.2 million in professional service fees. The increase in payroll and related costs and professional service fees were driven by headcount investments in our secondary research and development facility in Portugal.
The increases were partially offset by a decrease of $0.2 million in overhead costs, hosting fees and software costs.

Sales and Marketing

	Year Ended December 31,
	2025	2024	$ Change	% Change
	(dollars in thousands)
Sales and marketing	$83,100	$86,389	$(3,289)	(4)%
The decrease in sales and marketing expenses of $3.3 million was primarily attributable to a decrease of $4.0 million in payroll and related costs including a $2.5 million decrease in share-based compensation expense driven by reductions in headcount and equity awards containing performance and service-based vesting conditions that have a declining pattern of expense recognition. There was also a decrease of $0.3 million in travel costs.
These decreases were partially offset by a $0.5 million increase in marketing costs, a $0.3 million increase in software costs, and a $0.3 million increase in overhead costs.
General and Administrative

	Year Ended December 31,
	2025	2024	$ Change	% Change
	(dollars in thousands)
General and administrative	$59,594	$64,337	$(4,743)	(7)%
The decrease in general and administrative expenses of $4.7 million was primarily attributable to a decrease of $4.2 million in payroll and related costs including a decrease of $3.2 million in share-based compensation expense primarily driven by reductions in headcount and equity awards granted to our Chief Executive Officer, including the Multi-Year Award that has a declining pattern of expense recognition. For further information on the Multi-Year Award, see Item 6.B. "Compensation". There was also a decrease of $1.5 million in overhead costs, software costs, insurance, and taxes, primarily driven by reductions in headcount and changes in commercial terms on insurance contracts.
These decreases were partially offset by a $1.0 million increase in professional services fees related to consulting, legal, and recruiting services.
Interest Income (Expense), Net

	Year Ended December 31,
	2025	2024	$ Change	% Change
	(dollars in thousands)
Interest income (expense), net	$13,465	$20,167	$(6,702)	(33)%

Interest income (expense), net decreased by $6.7 million, or (33)%, primarily due to decreases in global interest rates and a reduction in cash on hand due to our share repurchase program.
Other Income (Expense), Net

	Year Ended December 31,
	2025	2024	$ Change	% Change
	(dollars in thousands)
Other income (expense), net	$(637)	$(818)	$181	(22)%

Other income (expense), net increased by $0.2 million primarily due to an increase of $1.1 million in gains` from foreign currency transactions, partially offset by an increase of $1.1 million in net losses on non-designated hedging transactions. The increase in gains from foreign currency transactions and losses on non-designated hedging transactions are primarily due to movements in exchange rates between the U.S. Dollar, the Israeli Shekel, and the Euro. The remaining net increase was driven by gains on fixed asset disposals and other individually immaterial items.
Provision for (Benefit from) Income Taxes

	Year Ended December 31,
	2025	2024	$ Change	% Change
	(dollars in thousands)
Provision for (benefit from) income taxes	$6,358	$6,419	$(61)	(1)%
Provision for income taxes decreased by $0.1 million. We maintain a full valuation allowance on our Israeli and U.S. deferred tax assets resulting from carryforward tax losses, capitalized research and development expenses, and other reserves and allowances. The provision for income taxes decreased primarily as a result of uncertain tax positions and change in valuation allowance. Our effective tax rate was (29.9)% and (22.5)% of our net profit (loss) before income taxes for the years ended December 31, 2025 and 2024, respectively. Our effective tax rate is affected by tax rates in foreign jurisdictions and the relative amounts of income we earn in those jurisdictions, as well as non-deductible share-based compensation, uncertain tax positions, and changes in our valuation allowance.
Impact of Foreign Currency Fluctuation
See Item 3D. “Risk Factors—We are exposed to fluctuations in currency exchange rates, which could negatively affect our operating results.” , Item 5 “Key Factors Affecting Our Performance.”, and Item 11. “Quantitative and Qualitative Disclosures About Market Risk-Foreign Currency Exchange Risk.”
B. Liquidity and Capital Resources
Since our inception, we have financed our operations primarily through the issuance of ordinary and preferred shares, warrants, and cash flows from operations.
Our principal uses of cash have been related to investments in bank deposits, money market funds, and marketable debt securities, funding our operations, capital expenditures, and share repurchases. As of December 31, 2025, our principal sources of liquidity were cash, cash equivalents, bank deposits, and short-term investments of $297.6 million which were held for working capital purposes. Cash and cash equivalents consist of cash in banks, bank deposits, and money market funds. Short-term deposits consist of bank deposits with original maturities between 4 and 12 months and that mature within 12 months of the balance sheet date. Short-term investments consist of available-for-sale marketable debt securities. In 2025, we earned $13.5 million of interest income from our bank deposits, money market funds, and marketable debt securities. We expect to continue to utilize bank deposits, money market funds, and other similar investment vehicles to generate returns on our capital in the future, however the amount of interest income we are able to earn may fluctuate from year-to-year as a result of, among other things, changes in global interest rates, changes in the terms of new bank deposits, and changes in our investment strategy.
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
Share Repurchase Program
As of December 31, 2025, our Board of Directors had approved a share repurchase program for the purchase of an aggregate of up to $300.0 million of our Class A ordinary shares (the “Repurchase Program”), of which approximately $269.0 million had been utilized. On March 2, 2026, our Board of Directors authorized the repurchase of an additional $75 million of the Company’s Class A ordinary shares, subject to the completion of Israeli regulatory procedures. Assuming completion of the required Israeli regulatory procedures, the total aggregate repurchase authorization outstanding under the Repurchase Program as of March 2, 2026 was approximately $85.1 million.
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
For information on share repurchases made pursuant to the Repurchase Program during the year ended December 31, 2025, see Item 16E. “Purchase of Equity Securities by the Issuer and Affiliated Purchasers.”
Cash Flows
The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,
	2025	2024	2023
Consolidated Statements of Cash Flows Data:	(in thousands)
Net cash provided by (used in) operating activities	$33,879	$39,696	$7,279
Net cash provided by (used in) investing activities	$(132,854)	$27,754	$251,559
Net cash provided by (used in) financing activities	$(110,657)	$(136,824)	$(9,314)
Effects of exchange rates on cash, cash equivalents, and restricted cash	$721	$(401)	$297
Net increase (decrease) in cash, cash equivalents, and restricted cash	$(208,911)	$(69,775)	$249,821

Operating Activities
Our largest sources of operating cash flows are from revenues we earn from our merchants offset by the reimbursement for chargebacks. Our largest uses of cash from operating activities are for compensation and benefits related costs, overhead costs including rent and utilities, hosting and software fees, professional service fees, and marketing and advertising related costs.
We reported net cash provided by operating activities of $33.9 million for the year ended December 31, 2025, compared to net cash provided by operating activities of $39.7 million for the year ended December 31, 2024, representing a decrease of $5.8 million in net cash provided by operating activities.
The decrease in operating cash inflows was primarily driven by a decrease in interest received of approximately $8.5 million, partially offset by an increase in cash inflows associated with foreign currency derivative contracts of $4.5 million. The remaining decrease in cash inflows is due to the timing of working capital cash receipts and payments of approximately $1.5 million. The remaining change is due to individually insignificant items.
Investing Activities
Investing activities consists of investments in and maturities of short-term deposits and investments, and purchases and sales of property and equipment.
We reported net cash used in investing activities of $132.9 million for the year ended December 31, 2025, compared to net cash provided by investing activities of $27.8 million for the year ended December 31, 2024, representing an increase of $160.7 million in cash used in investing activities. This increase in cash used in investing activities was primarily attributable to an increase in purchases of short-term investments of $248.0 million, partially offset by an increase of $87.6 million in proceeds from maturities of short-term investments. The remaining change is due to individually insignificant items.
Financing Activities
Financing activities consists of proceeds we receive from the exercise of stock options, taxes paid related to net share settlement of equity awards, and payments made for the purchase of Class A ordinary shares pursuant to our Repurchase Program.
We reported net cash used in financing activities of $110.7 million for the year ended December 31, 2025, compared to net cash used in financing activities of $136.8 million for the year ended December 31, 2024, representing a decrease of $26.2 million in cash used in financing activities. This decrease was primarily driven by a decrease of $34.8 million related to purchases of our Class A ordinary shares pursuant to our Repurchase Program. The decrease was partially offset by an increase in cash used in financing activities related to taxes paid related to net share settlement of equity awards.
Material Cash Requirements for Known Contractual and Other Obligations
Leases
We have various non-cancelable operating leases for our corporate offices in Tel Aviv in Israel and in New York City in the United States. The leases for these facilities in Tel Aviv and New York City expire in 2031 and 2029, respectively, and we have options to renew these leases through 2036 and 2034, respectively. As of December 31, 2025, we had fixed future minimum lease payments of $27.6 million, of which $6.2 million is due in the next twelve months. We have no material plans to construct, expand, or improve facilities as of December 31, 2025.
Excluded from the future minimum lease payments discussed above is an unsecured and undated promissory note issued in December 2020 in connection with the execution of a lease agreement for an amount of $3.3 million as of December 31, 2025. The promissory note may only be withdrawn in the event of a material and fundamental breach of the lease agreement. The promissory note expires three months after the lease termination date in 2031. As of December 31, 2025, we were in full compliance of the terms and conditions of the promissory note, and the promissory note has not been withdrawn.
Other Obligations
In the normal course of business, we enter into non-cancelable purchase commitments with various parties primarily for hosting and software services. As of December 31, 2025, we had non-cancelable purchase obligations with a remaining term in excess of twelve months of $58.9 million, of which $30.0 million is due in the next twelve months. These purchase obligations are primarily related to third-party data center costs that are used to host our risk intelligence platform.
For more information on our operating leases, indemnification guarantees, and other commitments, refer to “Leases” in Note 8 and “Guarantees, Commitments, and Contingencies” in Note 9 of our consolidated financial statements included elsewhere in this Annual Report.
C. Research and Development, Patents and Licenses, etc.
Our research and development activities are primarily located in Israel. We recently established a secondary research and development facility in Portugal. Research and development expenses primarily consist of compensation and benefits related costs, including share-based compensation expense associated with research and development teams that are responsible for the design, development, and testing of our AI-powered ecommerce risk intelligence platform infrastructure, including expenses associated with adding new features, increasing the functionality, and enhancing the usability of our platform. Research and development expenses also include investments we are making in new products, as well as third-party hosting fees and software costs used by our research and development teams, allocated overhead costs, and depreciation expense.
For the years ended December 31, 2025, 2024 and 2023, research and development costs accounted for approximately 20%, 21% and 24% of our total revenue, respectively. Research and development costs are expensed as incurred, except to the extent that such costs are associated with internal-use software that qualifies for capitalization.
D. Trend Information
Seasonality
Our revenue is correlated with the level of GMV that our merchants process through our AI-powered ecommerce risk intelligence platform. Our merchants typically generate the most GMV in the calendar fourth quarter, which includes Black Friday, Cyber Monday, the holiday season, and other peak events included in the ecommerce calendar, such as Chinese Singles’ Day and Thanksgiving. Our gross profit typically follows a similar trend. Approximately 29% of our annual revenue was earned in the fourth quarter for both the years ended December 31, 2025 and 2024, while 32% and 29% of our annual gross profit was earned in the fourth quarter for the years ended December 31, 2025 and 2024, respectively. We believe that similar seasonality trends will continue to affect our future performance.
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
The effect of a hypothetical 10% change in the inputs and assumptions would impact our cost of revenue by approximately 1% to negative 4%. Refer to Note 9 of our consolidated financial statements included elsewhere in this Annual Report for additional information.
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

Sales commissions for initial contracts are amortized on a straight-line basis over an estimated period of benefit of four years. We determine the period of benefit for sales commissions by taking into consideration the estimated customer life, technological life of our software, and other factors. These factors involved in the determination of the period of benefit include inherent uncertainties and the application of significant judgment. Sales commissions for renewal contracts are not commensurate with sales commissions for initial contracts and are deferred and then amortized on a straight-line basis over the renewal term. The effect of a hypothetical one year decrease in the amortization period would have increased our sales and marketing expenses by approximately $0.2 million.
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
JOBS Act
We are an “emerging growth company” pursuant to the provisions of the JOBS Act. We rely on certain reduced reporting and other requirements that are otherwise generally applicable to public companies. As an “emerging growth company,” we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, which would otherwise be required beginning with our second annual report on Form 20-F, and (ii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis). Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We have elected to use this extended transition period, which allows us to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies, until the earlier of the date we (i) are no longer an “emerging growth company” or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates. We expect to lose our status as an emerging growth company on December 31, 2026, which is the last day of the fiscal year following the fifth anniversary of our IPO.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
Executive Officers and Directors
The following table sets forth the name and position of each of our executive officers and directors as of the date of this Annual Report:

Name	Age	Position
Executive Officers
Eido Gal	40	Co-Founder, Chief Executive Officer, Director
Assaf Feldman	54	Co-Founder, Chief Technology Officer, Director
Aglika Dotcheva	50	Chief Financial Officer
Ravi Kumaraswami	59	President of Worldwide Field Operations

Directors
Erez Shachar(1)*	62	Director
Eyal Kishon(1)(2)*†	66	Director
Aaron Mankovski(3)*	69	Director
Tanzeen Syed(2)*	43	Director
Jennifer Ceran(1)(3)*	62	Director
David Meredith(2)(3)*	54	Director

(1)	Serves as a member of our Audit Committee.
(2)	Serves as a member of our Compensation Committee.
(3)	Serves as a member of our Nominating & Governance Committee.
*	Qualifies as independent under the NYSE listing standards for service on the board of directors.
†	Serves as lead independent director.
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
Ravi Kumaraswami has served as our President of Worldwide Field Operations since May 2022. Prior to joining us, Mr. Kumaraswami served as Chief Executive Officer of Crownpeak Technology, Inc., a digital experience software platform company, from 2017 to February 2022, and as Chief Revenue Officer of Lithium Technologies from 2014 to 2017. Mr. Kumaraswami held various sales and operations positions at SAP Ariba from 2001 to 2013 after beginning his career as a consultant with Accenture in 1990. Mr. Kumaraswami holds a Bachelor’s Degree (Honors) in Commerce from Delhi University, is a Fellow Member of the Institute of Chartered Accountants of India and a Graduate Member of the Institute of Costs and Works Accountants of India.
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
Eyal Kishon has served as a member of our board of directors since February 2013. Since 1997, Dr. Kishon has served as Managing Partner of Genesis Partners, an Israel-based venture capital fund and since 2021, Dr. Kishon has served as Chairman of Deep Insight, an Israel-based venture capital fund. From 1993 to 1996, Dr. Kishon served as Associate Director of Pitango Venture Capital. Prior to that, Dr. Kishon served as Chief Technology Officer at Yozma Venture Capital in 1993. From 1991 to 1993, Dr. Kishon was a Research Fellow in the Multimedia Department of IBM Science & Technology. From 1989 to 1991, Dr. Kishon worked in the Robotics Research Department of AT&T Bell Laboratories. Dr. Kishon currently serves as a member of the board of directors of a number of private companies, including Addionics Ltd. and Simply (formerly JoyTunes), and previously served as a member of the board of directors of Audiocodes Ltd. (Nasdaq, TASE: AUDC) from 1998 to 2023 and Valens Semiconductor Ltd. (NYSE: VLNS) from 2007 to 2025. Dr. Kishon holds a B.Sc. in Computer Science from the Technion – Israel Institute of Technology and a Ph.D. in Computer Science from New York University.
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
Tanzeen Syed has served on our board of directors since October 2019. Since July 2018, Mr. Syed has served as a Managing Director at General Atlantic, focusing on investments in General Atlantic’s Technology sector. Mr. Syed rejoined General Atlantic in July 2018 after also working there from 2006 to September 2013. Prior to rejoining General Atlantic, Mr. Syed served as a Director at Temasek, an investment company, from July 2015 until June 2018, where he led U.S. technology growth investments. Prior to that, Mr. Syed was a Vice President at Great Hill Partners L.P. from October 2013 to June 2015, where he focused on Internet and software growth investing. Mr. Syed currently serves as a director on the board of Kiwi.com, s.r.o., Panorama Education, Chess.com, Plusgrade, Inc., Flo Health, RunwayML and Liftoff Mobile, each of which are private portfolio companies of General Atlantic. Mr. Syed previously served on the board of directors of ContextLogic, Inc. (dba Wish), a public portfolio company of General Atlantic, and o9 Solutions, a private portfolio company of General Atlantic, and Soundcloud, ClassPass, Poshmark, and Sprinklr, none of which are portfolio companies of General Atlantic. Mr. Syed holds a B.A. in Economics and Political Science from Macalester College.
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
Directors
Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. Nonetheless, according to the Companies Law, the compensation committee and the board of directors may in special circumstances approve compensation of directors that is inconsistent with our stated compensation policy, provided that those provisions that must be included in the compensation policy according to the Companies Law have been considered by the compensation committee and the board of directors, and provided that shareholder approval will be obtained, subject to the following special majority requirements:
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
Aggregate Compensation of Office Holders
The aggregate compensation, including share-based compensation, paid by us and our subsidiaries to our directors and executive officers for the year ended December 31, 2025 was approximately $22.7 million. This amount includes deferred or contingent compensation accrued for such year (and excludes deferred or contingent amounts accrued for during the year ended December 31, 2024 and paid during the year ended December 31, 2025). This amount includes approximately $0.7 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel.
The following is a summary of the (a) salary expenses, (b) cash bonus expenses, (c) social benefit costs and (d) share-based compensation expenses of our five most highly compensated office holders in 2025, or collectively the "Covered Executives." All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2025. U.S. dollar amounts indicated for compensation of our Covered Executives are in thousands of dollars.

	Salary Expense(1)	Cash Bonus Expense(2)	Social Benefit Cost(3)	Share-based Compensation Expense(4)
Mr. Eido Gal Co-Founder and Chief Executive Officer	$375	$423	$145	$7,757(5)
Mr. Assaf Feldman Co-Founder and Chief Technology Officer	$300	$169	$100	$1,200
Ms. Aglika Dotcheva Chief Financial Officer	$400	$271	$160	$3,487
Mr. Ravi Kumaraswami President of Worldwide Field Operations	$425	$343	$173	$3,885
Mr. Nadav Lobel Chief Customer Officer	$300	$230	$106	$1,141

(1)	Salary Expense includes the gross salary paid to the Covered Executives.
(2)
Cash Bonus Expense includes cash bonuses and/or commissions paid to our Covered Executives upon satisfaction of predetermined performance metrics for services rendered in 2025. See “Bonus Plans” below.

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
Bonus Plans
We have a performance-based bonus plan that applies to our non-commission based employees, which includes each of the Company’s office holders, other than Mr. Kumaraswami and Mr. Lobel. This plan is based on our overall financial performance as well as the evaluation of individual performance. The measurements can change from year to year, typically based on one or more financial parameters, and may contain discretionary components. The plan is designed to satisfy the requirements of our Compensation Policy for Executive Officers and Directors and, with respect to Mr. Gal and Mr. Feldman, is applied in a way that is consistent with their shareholder approved compensation packages. The plan is reviewed and approved by our compensation committee and board of directors annually, as is any bonus payment made to an office holder under the plan.
Mr. Kumaraswami’s and Mr. Lobel’s entitlements to commissions are determined based on their satisfaction of predetermined performance metrics, which typically differ to those applicable to the company’s performance-based bonus plan, set forth above. Mr. Kumaraswami’s and Mr. Lobel’s commission plans are reviewed and approved by our compensation committee and board of directors annually, as is any commission payment made to Mr. Kumaraswami or Mr. Lobel pursuant to the plan.
Equity Awards
Share Options
No share options were granted to our directors or executive officers in 2024. As of December 31, 2025, share options to purchase 715,314 Class A ordinary shares granted to our directors and executive officers were outstanding under our equity incentive plans at a weighted average exercise price of $3.03 per ordinary share.
The amounts underlying the share options granted to our office holders are expensed on a straight-line basis over the requisite service period which is generally four to five years.
Restricted Share Units
During the year ended December 31, 2025, our directors and executive officers were granted a total of 1,643,490 RSUs under our equity incentive plans. As of December 31, 2025, 7,472,841 RSUs granted to directors and executive officers were outstanding under our equity incentive plans, inclusive of the CEO Multi-Year Equity Award described below.
The amounts underlying the RSU awards granted to our Covered Executives that contain a performance-based vesting condition and a service-based vesting condition, will be expensed utilizing the accelerated attribution method over the requisite service period which is generally four to five years. As of December 31, 2025, the performance-based vesting condition underlying these awards (being the occurrence of our IPO in 2021) had been achieved and the service-based vesting condition underlying these awards had been partially achieved.
Assumptions and key variables used in the calculation of such amounts are described in Note 2 to our audited consolidated financial statements included in Item 18 of this Annual Report. All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our Company’s Compensation Policy for Executive Officers and Directors and were approved by the company’s compensation committee and board of directors.
Performance Share Units
In February 2026, our compensation committee and board of directors adopted a performance stock unit (“PSU”) program applicable to certain senior executives. The PSU program is designed to further align executive compensation with company financial performance and shareholder value creation. Unlike time-based RSUs, PSUs vest based on the achievement of predefined company financial performance objectives established by the compensation committee.
No PSUs were granted during the year ended December 31, 2025, and accordingly, no amounts related to PSUs are reflected in the compensation amounts reported herein for 2025. The PSU program is intended to ensure that a greater proportion of our executive compensation packages is performance-based.
Certain Arrangements Upon Termination
We established a Severance Plan for certain executive-level employees, including our Covered Executives, effective as of February 27, 2025. The purpose of the Severance Plan is to promote the company’s interests by retaining certain executive-level employees through the provision of severance protections to such employees in the event their employment is terminated, subject to the satisfaction of certain conditions.
Pursuant to the terms of the Severance Plan, time-based equity awards granted to our Covered Executives (other than Mr. Lobel) are subject to a “double trigger” full acceleration vesting mechanism upon a change in control. That is, shares do not automatically vest upon a change in control, as vesting requires two triggers: (i) change in control, as well as (ii) termination of employment without “cause” or voluntary termination for “good reason”, in each case in connection with the change in control, and provided that such termination occurs in the three months prior to, or the twenty-four months following such change in control. In addition, in the circumstances described above, our Covered Executives (other than Mr. Lobel) are entitled to receive severance payments in amounts equal to (i) two times their annual salary during the fiscal year in which the termination is effected, (ii) continuation for twenty-four months of health and social benefits, and (iii) 100% of their target bonus with respect to the fiscal year in which the termination is effected.
Upon termination of employment without “cause”, not in connection with a change in control, our Covered Executives (other than Mr. Lobel) are each entitled to receive (a) partial acceleration, on a pro-rata per-tranche basis, of all unvested time-based equity awards, (b) six-months notice (or a cash payment in lieu of such notice), and (c) severance payments in amounts equal to (i) one times their annual salary during the fiscal year in which the termination is effected, and (ii) continuation for twelve months of health and social benefits.

Time-based equity awards granted to certain of our other office holders (including Mr. Lobel) are subject to a “double-trigger” full acceleration vesting mechanism upon a change in control. That is, shares do not automatically vest upon a change in control, as vesting requires two triggers: (i) change in control, as well as (ii) termination of employment without “cause” or voluntary termination for “good reason”, in each case in connection with the change in control, and provided that such termination occurs in the three months prior to, or the twenty-four months following such change in control. In addition, in the circumstances described above, those office holders (including Mr. Lobel) are entitled to receive severance payments in amounts equal to (i) one times their annual salary during the fiscal year in which the termination is effected, (ii) continuation for twelve months of health and social benefits, and (iii) 100% of their target bonus with respect to the fiscal year in which the termination is effected.
Upon termination of employment without “cause”, not in connection with a change in control, those office holders (including Mr. Lobel) are each entitled to receive severance payments in amounts equal to (i) 0.75 times their annual salary during the fiscal year in which the termination is effected, and (ii) continuation for nine months of health and social benefits.
CEO Multi-Year Equity Award
In July 2021, our board of directors and shareholders granted to our chief executive officer, Mr. Gal, a multi-year equity award, comprising 3,993,440 RSUs (the “Multi-Year Award”). The grant date fair value of the Multi-Year Award, which is the amount of share-based compensation expense that we recognize, is primarily determined based on the share price on the date the award was granted and is not based on our current share price. This amount is expensed utilizing the accelerated attribution method over the requisite service period of ten years. This method attributes higher expenses to the earlier periods of the requisite service period. Mr. Gal’s 2025 compensation, set forth above, in part reflects this Multi-Year Award.
The Multi-Year Award is structured so that meaningful value may only be realized upon the achievement of sustained and significant high performance levels. The award is divided into ten tranches that are eligible to vest based on the achievement of stock price goals, which range from $26.67 to $106.67, measured based on the average of our stock price over a trailing 60 trading day period during predefined performance periods, and subject to Mr. Gal’s continued employment as our chief executive officer through each such period. In order to earn all of the tranches, the stock price will have to be more than 5 times higher than the price at IPO. No tranches of the Multi-Year Award were earned or vested in 2025.
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

Notwithstanding the foregoing, individual directors may elect to opt out of, waive, or otherwise forego such cash compensation at their discretion. For the year ended December 31, 2025, Ms. Ceran, Dr. Kishon and Mr. Meredith received total cash compensation of $74,000, $69,000 and $35,000, respectively, in connection with their service on our board and board committees. The remainder of our non-employee directors elected to waive 100% of the cash compensation payable to them in connection with their service on our board and board committees in 2025.
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
For the year ended December 31, 2025, each of our non-employee directors received 100% of the equity compensation payable in connection with their service on our board and board committees, being, in each case an Annual Grant with a grant date fair market value of $175,000.

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
We no longer grant any awards under the 2013 Plan as it was superseded by the 2021 Share Incentive Plan, or the 2021 Plan, which was adopted by the Company’s board of directors and shareholders in connection with our IPO on July 15, 2021. Awards granted prior to the adoption of the 2021 Plan remain outstanding and are governed by the 2013 Plan.
Class A ordinary shares underlying outstanding awards under the 2013 Plan that expire, are cancelled, terminated, forfeited or which are settled in cash in lieu of issuance of shares or become unexercisable without having been exercised in full will become available again for future grant under the 2021 Plan. As of December 31, 2025, a total of 5,128,603 share options to purchase ordinary shares, with a weighted average exercise price of $2.74 per share and 4,462,232 RSUs (which includes 3,993,440 RSUs that are the subject of the Multi-Year Award) were outstanding under the 2013 Plan, including the U.S. Sub-Plan. Our board of directors, or a duly authorized committee of our board of directors, or the administrator, administers the 2013 Plan.
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
The maximum number of Class A ordinary shares available for issuance under the 2021 Plan is equal to the sum of (i) 13,951,037 Class A ordinary shares, plus (ii) an annual increase on the first day of each fiscal year beginning on January 1, 2022 and ending on and including January 1, 2031, equal to the lesser of (A) 5% of the total number of Class A ordinary shares outstanding as of the end of the last day of the immediately preceding calendar year (calculated on a fully diluted and as converted basis); and (B) such smaller number of Class A ordinary shares as is determined by our board of directors, if so determined prior to January 1 of the calendar year in which the increase will occur, plus (iii) any Class A ordinary shares underlying awards under the 2013 Plan as of July 15, 2021 which, following such date have expired, or were cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares or became unexercisable without having been fully exercised. Notwithstanding the foregoing, no more than 13,951,037 Class A ordinary shares may be issued upon the exercise of “incentive stock options”. If permitted by our board of directors, shares tendered to pay the exercise price or withholding tax obligations with respect to an award granted under the 2021 Plan or the 2013 Plan may again be available for issuance under the 2021 Plan. Our board of directors may also reduce the number of Class A ordinary shares reserved and available for issuance under the 2021 Plan in its discretion (provided that such reduction does not derogate from any issuance of Class A ordinary shares in respect of awards then outstanding). As of December 31, 2025, a total of 150,000 share options to purchase ordinary shares, with a weighted average exercise price of $0.0003 per share and 12,945,118 RSUs were outstanding under the 2021 Plan. As of December 31, 2025, 12,733,513 ordinary shares were available for future issuance under the 2021 Plan. As approved by our board of directors, the number of ordinary shares available for future issuance under the 2021 Plan was increased by an additional 3,703,813 ordinary shares, representing 2.5% of the total number of Class A ordinary shares outstanding as of December 31, 2025 (calculated on a fully diluted and as converted basis), effective as of January 1, 2026.
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
As of December 31, 2025, the ESPP Share Pool consisted of 3,742,961 Class A ordinary shares. Our board of directors has determined not to increase the ESPP Share Pool as of January 1, 2026.
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
As we are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), we are permitted to comply with certain Israeli corporate governance practices instead of the corporate governance rules of the NYSE, provided that we disclose which requirements we are not following and the equivalent Israeli requirement. As a result, we are exempt from, among other things, the rules prescribing the furnishing and contents of proxy statements. In addition, our officers, directors and principal shareholders are currently exempt from the reporting and short-swing profit disclosure and recovery provisions under Section 16 of the Exchange Act. The Holding Foreign Insiders Accountable Act was signed into law on December 18, 2025 and will require directors and officers of “foreign private issuers”, like us, to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Directors and officers of “foreign private issuers” will remain exempt from the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, our directors, officers and principal shareholders will continue to be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.
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
Our directors are divided among the three classes as follows:
•the Class I directors are Aaron Mankovski, Erez Shachar and David Meredith, and their terms expire at the annual meeting of shareholders to be held in 2028;
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
Our shareholders most recently approved, by a special majority, the renewal of Mr. Gal’s appointment as chairperson of our board of directors in addition to his role as our chief executive officer at the annual general meeting of our shareholders held on August 6, 2025. Such renewal of Mr. Gal’s appointment is valid for a term of three years from the date thereof.
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
Compensation Committee
Our compensation committee consists of Eyal Kishon, Tanzeen Syed, and David Meredith. Eyal Kishon serves as chairperson of the compensation committee.
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
Our compensation policy is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of our executive officer compensation package is targeted at reflecting our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation. These limits serve only as a cap on compensation and not a guarantee or commitment of any future compensation.
Our compensation policy also addresses our executive officers’ individual characteristics (such as his or her respective position, education, performance, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievements, such as outstanding personal achievement, outstanding personal effort or outstanding company performance), equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary.
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
Our compensation policy provides for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares, RSUs and PSUs, in accordance with our equity incentive plan then in place. All equity-based incentives granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers and alignment with the Company’s longer-term strategic plans. The equity-based compensation shall be granted from time-to-time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.
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
Our compensation policy was most recently approved by our board of directors and shareholders (after receiving and considering the recommendations of the compensation committee) at the annual general meeting of our shareholders held on August 6, 2025, and became effective as of such date. Our compensation policy will remain in effect until August 5, 2028.
Nominating and Governance Committee
Our nominating and governance committee consists of Aaron Mankovski, Jennifer Ceran and David Meredith. Aaron Mankovski serves as chairperson of the nominating and governance committee. Our board of directors has adopted a nominating and governance committee charter setting forth the responsibilities of the committee, which includes:
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
As of December 31, 2025 (and since August 2021), Ms. Sharon Cohen, CPA from Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, is acting as our internal auditor.

Approval of Related Party Transactions under Israeli Law
Fiduciary Duties of Directors and Office Holders
The Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, a director and any other manager directly subordinate to the general manager. Each person listed in the table under “Item 6.A. Directors, Senior Management and Employees —Directors and Senior Management” is an office holder under the Companies Law.
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
D. Employees
As of December 31, 2025, we had 670 employees worldwide, including 254 in research and development (as compared to 693 employees, including 251 in research and development, as of December 31, 2024). Of these employees, 655 are full-time employees and 15 are part-time employees. 403 of our employees are in Israel, 131 are in the United States, 13 are in Shanghai, People’s Republic of China, and 5 are in Japan. 118 are engaged as contractors, through third-party professional employer organizations, outsourcing firms, or similar arrangements in Portugal, India, Brazil, Philippines, Australia, Mexico, Spain, Colombia, the United Kingdom and Singapore.
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
F. Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation
None.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of January 31, 2026 by:
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
The number of ordinary shares beneficially owned by each entity, person or director is determined in accordance with the SEC rules, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which a person has sole or shared voting power or investment power, or the right to receive economic benefit of ownership, as well as any ordinary shares subject to options, RSUs, warrants or other rights that are currently exercisable or exercisable within 60 days of January 31, 2026.
The percentage of outstanding ordinary shares is computed on the basis of 148,205,116 ordinary shares outstanding as of January 31, 2026, comprised of 104,086,661 Class A ordinary shares outstanding and 44,118,455 Class B ordinary shares outstanding.
Unless otherwise noted below, each shareholder’s address is c/o Riskified Ltd., 220 5th Avenue, 2nd Floor, New York, New York 10001.

	Class A Ordinary Shares		Class B Ordinary Shares (1)
Name of Beneficial Owner	Number	Percent	Number	Percent	Combined Voting Power (2)
Principal Shareholders
General Atlantic RK B.V. (3)	5,324,998	5.1%	10,649,996	24.1%	20.5%
Qumra Capital (4)	4,177,602	4.0%	5,359,974	12.1%	10.6%
Pitango Venture Capital (5)	—	—	4,868,811	11.0%	8.9%
The Phoenix Holdings Ltd. (6)	5,797,660	5.6%	2,401,152	5.4%	5.5%
Capital World Investors (7)	8,313,598	8.0%	—	—	1.5%
Jennison Associates LLC (8)	5,697,323	5.5%	—	—	1.0%
Directors and Executive Officers
Eido Gal (9)	4,867,470	4.7%	9,113,300	20.7%	17.6%
Assaf Feldman (10)	3,260,320	3.1%	9,113,300	20.7%	17.3%
Erez Shachar (11)	4,235,219	4.1%	5,359,974	12.1%	10.6%
Eyal Kishon (12)	3,424,505	3.3%	1,428,474	3.2%	3.2%
Jennifer Ceran (13)	128,631	*	—	—	*
Aaron Mankovski (14)	78,524	*	—	—	*
Tanzeen Syed (15)	78,524	*	—	—	*
David Meredith (16)	59,005	*	—	—	*
Aglika Dotcheva (17)	1,258,467	1.2%	—	—	*
Ravi Kumaraswami (18)	1,050,432	1.0%	—	—	*
All executive officers and directors as a group (10 persons) (19)	18,441,097	17.7%	25,015,048	56.7%	49.3%

*	Indicates beneficial ownership of less than 1%.
(1)	The Class B ordinary shares are convertible into Class A ordinary shares on a one-for-one basis, subject to customary conversion rate adjustments for share splits, share dividends and reclassifications. Beneficial ownership of Class B ordinary shares reflected in this table has not also been reflected as beneficial ownership of Class A ordinary shares into which such Class B ordinary shares may be converted.
(2)	The percentage under “Combined Voting Power” represents the voting power with respect to all of our Class A and Class B ordinary shares outstanding as of January 31, 2026, voting together as a single class. Holders of our Class A ordinary shares are entitled to one vote per share, and holders of our Class B ordinary shares are entitled to ten votes per share.
(3)	Based solely on information reported on a Schedule 13G on February 11, 2022, General Atlantic RK B.V. ("GA RK") has shared voting and dispositive power over 15,974,994 Class A ordinary shares, which consists of 5,324,998 Class A ordinary shares and 10,649,996 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares held of record by GA RK. GA RK is a wholly owned subsidiary of General Atlantic Coöperatief U.A. ("GA Coop UA"). The members that share beneficial ownership of the shares held by GA RK through GA Coop UA are the following General Atlantic investment funds (the “GA Funds”): General Atlantic Partners (Bermuda IV, L.P. (“GAP Bermuda IV”), General Atlantic Partners (Bermuda) EU, L.P. (“GAP Bermuda EU”) and General Atlantic Coöperatief, L.P. (“GA Coop LP”). The general partner of GAP Bermuda IV and GAP Bermuda EU is General Atlantic GenPar (Bermuda), L.P. (“GenPar Bermuda”). GAP (Bermuda) Limited (“GAP Bermuda”) is the general partner of GenPar Bermuda and GA Coop LP. There are nine members of the Management Committee of GAP Bermuda (the “GA Management Committee”). GAP Bermuda, GenPar Bermuda, and the GA Funds (collectively, the “GA Group” are a “group” within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended. The business address of the foregoing General Atlantic Entities (other than GA Coop UA) is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The mailing address of GA Coop UA is Raamplein 1, 106 XK, Amsterdam, The Netherlands. Each of the members of the GA Management Committee disclaims ownership of all such shares except to the extent that such member has a pecuniary interest therein. Tanzeen Syed, one of our directors, is a Managing Director at GA RK, which manages funds that collectively own the Class A ordinary shares and Class B ordinary shares.
(4)	Based on information reported on a Schedule 13G on February 14, 2022 and information known to the Company as of January 31, 2026, Qumra Capital I, L.P ("Qumra Capital LP") has sole voting and dispositive power over 5,960,970 Class A ordinary shares, which consists of (i) 2,610,996 Class A ordinary shares; and (ii) an additional 3,349,974 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held by Qumra Capital LP. Qumra Capital I Continuation Fund, L.P. ("Qumra Continuation LP") has sole voting and dispositive power over 3,576,606 Class A ordinary shares, which consists of (i) 1,566,606 Class A ordinary shares; and (ii) an additional 2,010,000 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held by Qumra Continuation LP. Qumra Capital GP I, L.P. ("Qumra Capital GP"), Qumra Capital Israel I Ltd. ("Qumra Capital GP GP"), Erez Shachar ("Erez Shachar") and Boaz Dinte ("Boaz Dinte") each share voting and dispositive power over 9,537,576 Class A ordinary shares, which consists of (i) 4,177,602 Class A ordinary shares; and (ii) an additional 5,359,974 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held by Qumra Capital LP and Qumra Continuation LP. Qumra Capital GP serves as the general partner for each of Qumra Capital LP and Qumra Continuation LP. Qumra Capital GP GP serves as the general partner for Qumra Capital GP. Erez Shachar, one of our directors, and Boaz Dinte each hold indirectly 50% of the outstanding equity interests of Qumra Capital GP GP and, therefore, possess ultimate shared voting and investment authority with respect to all ordinary shares beneficially owned by the Qumra entities. The business address of each Qumra entity and reporting individual is c/o Qumra Capital, 4 Haneviim St., Tel-Aviv, Israel.

(5)
Based on information reported on a Schedule 13G on February 17, 2026 and information known to the Company as of January 31, 2026, Pitango Growth Fund I, L.P. has sole voting and dispositive power over 4,773,016 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held by Pitango Growth Fund I, L.P. Pitango Growth Principals Fund I, L.P. has sole voting and dispositive power over 95,795 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares. Pitango G.E. Fund I, L.P. (“Pitango G.E.”) has shared voting and dispositive power over all 4,868,811Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held in the aggregate, by Pitango Growth Fund I, L.P. and Pitango Growth Principals Fund I, L.P., for each of which Pitango G.E. serves as the sole general partner. The partners of Pitango G.E. are one individual and eight private companies that are each owned by one of the following individuals - Rami Beracha, Ayal Itzkovitz, Eyal Niv, Ittai Harel, Rami Kalish, Aaron Mankovski, one of our directors, Chemi Peres and Zeev Binman (the "Pitango Principals"). The Pitango Principals may therefore be deemed to possess shared voting and dispositive power with respect to all Class B ordinary shares held by the Pitango entities. The business address of each Pitango entity is 2 Leonardo da Vinci St., Landmark Bldg., Tel Aviv, Israel 6473309.

(6)	Based on information reported on a Schedule 13G/A filed on January 25, 2024 and information known to the Company as of January 31, 2026, The Phoenix Holdings Ltd. ("Phoenix Holdings") has shared voting and dispositive power over 8,198,812 Class A ordinary shares, which consists of (i) 5,797,660 Class A ordinary shares; and (ii) 2,401,152 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares. The Class A ordinary shares reported by Phoenix Holdings are beneficially owned by various direct and indirect, majority or wholly-owned subsidiaries of Phoenix Holdings (the "Subsidiaries"). The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The business address of Phoenix Holdings is Derech Hashalon 53, Givataim, 53454, Israel.
(7)	Based solely on information reported on a Schedule 13G filed on November 13, 2024, Capital World Investors (“CWI”) has sole voting power and sole dispositive power over 8,313,598 Class A ordinary shares. CWI is a division of Capital Research and Management Company ("CRMC"), as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl, Capital International K.K., Capital Group Private Client Services, Inc., and Capital Group Investment Management Private Limited (together with CRMC, the "investment management entities"). CWI's divisions of each of the investment management entities collectively provide investment management services under the name “Capital World Investors." The business address of CWI is 333 South Hope Street, 55th Floor, Los Angeles, California 90071.
(8)	Based solely on information reported on a Schedule 13G filed by Jennison Associates LLC (“Jennison”) on May 9, 2025, and Prudential Financial, Inc. (“Prudential”) on May 15, 2025, Jennison may be deemed the beneficial owner of 5,697,323 Class A ordinary shares. Jennison has sole voting power over 5,697,323 Class A ordinary shares and shared dispositive power over 5,697,323 Class A ordinary shares. Prudential has sole voting and dispositive power over 156,532 Class A ordinary shares and shared voting and dispositive power over 5,540,791 Class A ordinary shares. Prudential is a Parent Holding Company and the indirect parent of Jennison. The business address of Jennison is 55 East 52nd Street, New York, NY 10055. The business address of Prudential is 751 Broad Street Newark, New Jersey 07102-3777.
(9)	Represents for Mr. Gal, (a) 4,738,294 Class A ordinary shares, and 9,113,300 Class B ordinary shares held directly by Mr. Gal that are convertible, on a one-for-one basis, into Class A ordinary shares at his election within 60 days of January 31, 2026, and (b) 129,176 Class A ordinary shares underlying RSUs that will vest within 60 days of January 31, 2026, but excluding 1,597,376 Class A ordinary shares underlying the first four tranches of the Multi-Year Award, for which the vesting eligibility dates occurred on July 29, 2022, 2023, 2024 and 2025, respectively, and are therefore eligible to vest upon the satisfaction of the share price targets applicable to each of those tranches. For further information regarding the Multi-Year Award, see Item 6.B. “Directors, Senior Management and Employees - Compensation."
(10)	Represents for Mr. Feldman, (a) 3,198,232,Class A ordinary shares, and 9,113,300 Class B ordinary shares, which consists of (i) 1,883,617Class A ordinary shares and 2,734,200 Class B ordinary shares, that are convertible, on a one-for-one basis, into Class A ordinary shares at his election within 60 days of January 31, 2026, held directly by Mr. Feldman, (ii) 1,314,615Class A ordinary shares held by Ms. Maria Feldman, and (iii) 6,379,100 Class B ordinary shares, that are convertible, on a one-for-one basis, into Class A ordinary shares at his election within 60 days of January 31, 2026 held by Sundance NYC Holdings LLC, and (b) 62,088 Class A ordinary shares underlying RSUs that will vest within 60 days of January 31, 2026. Mr. Feldman is a co-manager of Sundance NYC Holdings LLC, and as such, may be deemed to share beneficial ownership over the securities held of record by Sundance NYC Holdings LLC. Ms. Maria Feldman is the spouse of Mr. Feldman, and as such, Mr. Feldman may be deemed to share beneficial ownership over the shares held of record by Ms. Feldman.
(11)	Represents for Mr. Shachar, (a) 23,702 Class A ordinary shares held directly by Mr. Shachar; (b) 9,537,576 ordinary shares held by Qumra Capital identified in footnote (4) above by virtue of serving as a Managing Partner at Qumra Capital, which manages funds that collectively own such Class A ordinary shares and Class B ordinary shares; and (c) 33,915 Class A ordinary shares underlying RSUs that will vest within 60 days of January 31, 2026. Mr. Shachar disclaims beneficial ownership of the ordinary shares held by Qumra Capital, except to the extent of his pecuniary interest, if any, in such ordinary shares.
(12)
Based on information reported on a Schedule 13G/A on February 12, 2026 and information known to the Company as of January 31, 2026, Dr. Kishon has sole voting and dispositive power over 2,715,268 Class A ordinary shares, which consists of (a) 44,609 Class A ordinary shares held directly by Dr. Kishon; (b) 2,636,744 Class A ordinary shared held by Kish Family Ltd., an entity controlled by Dr. Kishon; and (c) 33,915 Class A ordinary shares underlying RSUs that will vest within 60 days of January 31, 2026. In addition, Dr. Kishon has shared voting and dispositive power over 2,137,711 Class A ordinary shares held by G.P.R. S.P.V 2 (“GPR”), which consists of (a) 709,237 Class A ordinary shares; and (b) 1,428,474 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares held by GPR, by virtue of serving as the managing partner of Genesis Partners IV Management (“Genesis Management”), whose principals are affiliated with GPR. The business address for Eyal Kishon and GPR is 13 Basel Street, Herzliya, 4666013, Israel. Dr. Kishon disclaims beneficial ownership of the ordinary shares held by Genesis Partners, except to the extent of his pecuniary interest, if any, in such ordinary shares.

(13)	Represents for Ms. Ceran, (a) 94,716 Class A ordinary shares held directly by Ms. Ceran, and (b) 33,915 Class A ordinary shares underlying RSUs that will vest within 60 days of January 31, 2026.
(14)	Represents for Mr. Mankovski, (a) 44,609 Class A ordinary shares held directly by Mr. Mankovski; and (b) 33,915 Class A ordinary shares underlying RSUs that will vest within 60 days of January 31, 2026; and does not include the Class A ordinary shares and Class B ordinary shares held by the Pitango entities identified in footnote (5) above. Mr. Mankovski is a Managing Partner at Pitango Venture Capital, which manages funds that collectively own Class A ordinary shares and Class B ordinary shares.
(15)	Represents for Mr. Syed, (a) 44,609 Class A ordinary shares held directly by Mr. Syed; and (b) 33,915 Class A ordinary shares underlying RSUs that will vest within 60 days of January 31, 2026; and does not include the Class A ordinary shares and Class B ordinary shares held of record by GA RK identified in footnote (3) above. Mr. Syed is a Managing Director at GA RK., which manages funds that collectively own such Class A ordinary shares and Class B ordinary shares.
(16)	Represents for Mr. Meredith, (a) 25,090 Class A ordinary shares held directly by Mr. Meredith; and (b) 33,915 Class A ordinary shares underlying RSUs that will vest within 60 days of January 31, 2026.
(17)	Represents for Ms. Dotcheva, (a) 793,115 Class A ordinary shares held directly by Ms. Dotcheva, and (b) 465,352 Class A ordinary shares underlying options that are currently vested and exercisable or options and RSUs that will vest and become exercisable (as applicable) within 60 days of January 31, 2026.

(18)	Represents for Mr. Kumaraswami, (a) 847,608 Class A ordinary shares held directly by Mr. Kumaraswami, and (b) 202,824 Class A ordinary shares underlying RSUs that will vest within 60 days of January 31, 2026.
(19)	Includes 1,062,930 Class A ordinary shares underlying options that are currently vested and exercisable or options and RSUs that will vest and become exercisable (as applicable) within 60 days of January 31, 2026.
Registered Holders
As of January 31, 2026, our Class A ordinary shares were held by 17 record holders, including Cede & Co., the nominee of The Depository Trust Company, and our Class B ordinary shares were held by fifteen record holders. Based on a review of the information provided to us by our transfer agent, (a) eight record holders, including Cede & Co., holding approximately 88.1% of our outstanding Class A ordinary shares held of record, were residents of the United States, and (b) four record holders, holding approximately 41.3% of our outstanding Class B ordinary shares held of record, were residents of the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.
Significant Changes in Ownership
To our knowledge, other than as disclosed in the table above, our other filings with the SEC and in this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder during the past three years. See Item 7.B. “Related Party Transactions — Repurchase Agreement with Pitango Venture Capital.”
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
B. Related Party Transactions
Our policy is to enter into transactions with related parties on terms that, on the whole, are no more or less favorable than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred. The following includes, among other information, a description of related party transactions, including any presently proposed transactions, as defined under Item 7.B of Form 20-F, since January 1, 2025.
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
Agreements with Directors and Officers
Employment Agreements. We have entered into at-will employment agreements with each of our executive officers who works for us as an employee. These agreements each contain provisions regarding non-competition, confidentiality of information and assignment of inventions. The enforceability of covenants not to compete is subject to limitations. With respect to certain executive officers, either we or the executive officer may terminate his or her employment by giving advance written notice to the other party ranging from zero to six months. We may also terminate an executive officer’s employment agreement for cause (as defined in the applicable employment agreement). We describe the arrangements with our executive officers under Item 6.B. “Directors, Senior Management and Employees — Compensation.”
Severance Plan. We have established a Severance Plan for certain of our executive officers that provides severance protections in the event their employment is terminated, including in connection with a change in control, subject to the satisfaction of certain conditions. We describe the severance arrangements with our executive officers under Item 6.B. “Directors, Senior Management and Employees - Compensation.”
Awards. Since our inception, we have granted share options to purchase our ordinary shares and/or RSUs and PSUs to our employees and the board of directors. We describe our equity incentive plans under Item 6.B. “Directors, Senior Management and Employees — Compensation.”

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
In conjunction with the SaaS Agreement, we issued a warrant to Wayfair to purchase up to 499,500 Class A ordinary shares at an exercise price of $0.007 per share. The warrant vests annually, in equal amounts, over a five-year period commencing on the effective date of the SaaS Agreement. Vesting during the first three years was contingent on the SaaS Agreement being in full force and effect in accordance with its terms and Wayfair not being in default or material breach under the terms of the SaaS Agreement, which included Wayfair complying with certain volume commitments. Vesting during the last two years is contingent upon the vesting conditions being met during the first three years. As of December 31, 2025, 399,600 Class A ordinary shares issuable to Wayfair upon exercise of the warrant had vested and were therefore, exercisable. The remaining 99,900 Class A ordinary shares issuable to Wayfair upon exercise of the warrant will vest on June 27, 2026.
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
Repurchase Agreement with Pitango Venture Capital
On November 24, 2025 we entered into a privately negotiated share repurchase agreement with certain funds associated with Pitango Venture Capital (collectively, “Pitango”) to repurchase 3,000,000 of our Class A ordinary shares for cash consideration of $4.64 per share, or an aggregate of approximately $13.9 million. The repurchase was effected pursuant to our existing Repurchase Program and was approved by our audit committee and board of directors.
As of January 31, 2026, Pitango held no Class A ordinary shares and 11% of our Class B ordinary shares, representing approximately 9% of the total voting power. Mr. Aaron Mankovski, who is a member of our board of directors, is a Managing Partner of Pitango.
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
For the years ended December 31, 2025, December 31, 2024 and December 31, 2023, we did not pay any dividends.
The Companies Law imposes restrictions on our ability to declare and pay dividends.
Payment of dividends may be subject to Israeli withholding taxes. See Item 10.E “Taxation — Israeli Tax Considerations” for additional information.
B. Significant Changes
None.
ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
Our Class A ordinary shares trade on the NYSE under the symbol “RSKD.” Our Class B ordinary shares are neither listed nor publicly traded.
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
•Amended and Restated Compensation Policy for Executive Officers and Directors (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K (File No. 001-40692) filed with the SEC on August 7, 2025). See Item 6, “Directors, Senior Management and Employees” for more information about this document.
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

See Item 7.B. “Related Party Transactions — Warrant Agreement” for more information about this document.
•Riskified Ltd. Severance Plan. See Item 6, “Directors, Senior Management and Employees” for more information about this document.
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
Dividends distributed by a PTE or a Special Preferred Technology Enterprise to Israeli shareholders, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders - subject to the receipt in advance of a valid certificate from the ITA allowing for a tax rate of 20% or such lower rate as may be provided in an applicable tax treaty). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, the aforesaid will apply). If such dividends are distributed to a parent non-Israeli company holding, solely or together with other non-Israeli companies, at least 90% of the shares of the distributing company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).
Currently, the Company has not exhausted the tax benefits that it might be eligible for as a Preferred Technology Enterprise or a Special Preferred Technology Enterprise under the 2017 Amendment.
Taxation of our Shareholders
Capital Gains Taxes
Israeli capital gains tax is imposed on the disposition of capital assets by an Israeli resident and on the disposition of such assets by a non-Israeli resident if those assets are either (i) located in Israel, (ii) shares or a right to shares in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption applies or a tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli tax law distinguishes between “Real Capital Gain” and “Inflationary Surplus.” Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase in the relevant asset’s price that is attributable to the increase in the Israeli Consumer Price Index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus with respect to our shares purchased after being listed is currently not subject to tax in Israel. Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus. Generally, Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25% (for any asset other than shares that are listed on a stock exchange purchased on or after January 1, 2003, the portion of the gain generated up to December 31, 2011 will be subject to the previous capital gains tax rates - 20% or 25% in case of a substantial shareholder as described below). However, if the shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12- month period, the tax on such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis based on a contract, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. If the individual claimed real interest expenses and linkage differentials, the capital gain from the sale of securities will be taxed at a rate of 30%. Real Capital Gain derived by corporations will be generally subject to the corporate tax rate of 23% (in 2025).
Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income - corporate tax rate of 23% (in 2025) and a marginal tax rate of up to 47% for an individual (in 2025), excluding surtax as discussed below, unless the benefiting provisions of an applicable treaty applies.
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
A detailed return, including a computation of the tax due, must be filed and an advance payment must be paid on January 31 and July 30 of each tax year for sales of securities traded on a stock exchange made within the previous six months. However, if all tax due was withheld at the source according to applicable provisions of the Ordinance and the regulations promulgated thereunder, the return does not need to be filed provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and an advance payment does not need to be made, and (iii) the taxpayer is not obligated to pay surtax (as further explained below). Capital gains are also reportable on an annual income tax return.

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
However, dividends distributed from taxable income accrued from a Preferred Enterprise or a PTE to Israeli individuals are subject to withholding tax at the rate of 20%. If such dividends are distributed to an Israeli company, no withholding tax is imposed (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, the following will apply).
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
Surtax
Subject to the provisions of an applicable tax treaty, individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on its annual income from all sources (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 721,560 for 2025, which amount is generally linked to the annual change in the Israeli consumer price index (with the exception that based on new legislation in Israel such amount, and certain other statutory amounts will not be linked to the Israeli consumer price index for the years 2025-2027). According to new legislation, effective January 1, 2025, an additional 2% surtax is imposed on “Capital-Sourced Income” (defined as income from any source other than employment income, business income or income from “personal effort”), to the extent that the Individual’s Capital-Sourced Income exceeds the specified threshold of NIS 721,560 (regardless of the individual’s employment or business income amount). This new surtax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

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
Passive Foreign Investment Company
We would be classified as a PFIC for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Code) (the “income test”); or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of the income and asset tests, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on our market capitalization and the composition of our income, assets, and operations, we believe we were not a PFIC for the year ending December 31, 2025. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the aggregate value of our assets for the purposes of the PFIC determination may be determined by reference to the trading value of our Class A ordinary shares. The trading value of our Class A ordinary shares is likely to continue to fluctuate while the market price of the shares of U.S. listed technology companies continues to be volatile, which may affect the determination of whether we will be considered a PFIC. In addition, we have a substantial balance of cash and other liquid investments, which are passive assets for the purposes of the PFIC determination. Accordingly, as our market capitalization and the composition of our income, assets, and operations are subject to change, we cannot assure you that we will not be considered a PFIC for any taxable year. In addition, it is possible that the IRS may take a contrary position with respect to our determination in any particular year. Certain adverse U.S. federal income tax consequences could apply to a United States Holder if we are treated as a PFIC for any taxable year during which such United States Holder holds our Class A ordinary shares. Under the PFIC rules, if we were considered a PFIC at any time that a United States Holder holds our Class A ordinary shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC, and (ii) the United States Holder has made a “deemed sale” election under the PFIC rules.
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
As a “foreign private issuer,” we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the short swing profit disclosure and recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We are required to make certain filings with the SEC. The SEC maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

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
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to a number of market risks arising from our normal business activities. These risks principally involve the possibility of foreign currency exchange risk and changes in interest rates that may adversely affect the value of our financial assets and liabilities or future cash flows and earnings. The following provides qualitative and quantitative information regarding these risks.
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
To reduce the impact of foreign exchange risks associated with forecasted future cash flows and the volatility in our consolidated statements of operations, we have established a hedging program. We utilize foreign currency contracts, primarily forward and option contracts, with financial institutions to protect against foreign currency exchange risks, mainly the exposure to changes in the exchange rate of the EUR and NIS against the U.S. dollar that are associated with future cash flows denominated in EUR and NIS. We do not enter into derivative instruments for trading or speculative purposes. We account for our derivative instruments as either assets or liabilities and carry them at fair value in the consolidated balance sheets. The accounting for changes in the fair value of the derivative depends on the intended use of the derivative and the resulting designation. Our hedging program reduces but does not eliminate the impact of currency exchange rate movements. We may in the future enter into other derivative financial instruments if it is determined that such hedging activities are appropriate to further reduce our foreign currency exchange risk. The effect of a hypothetical 10% change in foreign currency exchange rates would have impacted our foreign currency gains/(losses) that are included within Other income/(expense), net, by approximately $0.2 million and $0.1 million as of December 31, 2025 and 2024, respectively.
From the beginning of 2025 through the beginning of 2026, the USD has depreciated by approximately 15% against the NIS and we anticipate that this depreciation will have a negative impact on our year-over-year NIS denominated operating expenses as reported in USD during 2026. While we expect total 2026 non-GAAP operating expenses to remain relatively flat year-over-year primarily due to ongoing efforts to adjust and optimize our expense base and implement operational changes designed to offset the impact of currency movements, at current exchange rates, the depreciation of the U.S. Dollar against the NIS will result in an operating expense headwind of approximately $14.0 million.

Interest Rate Risk
We have cash, cash equivalents, and short-term deposits of $297.6 million as of December 31, 2025. Cash and cash equivalents consist of cash in banks, bank deposits, and money market funds. Short-term deposits consist of bank deposits with original maturities between 4 and 12 months and that mature within 12 months of the balance sheet date. Our cash, cash equivalents, and short-term deposits are held for working capital purposes. Such interest-earning instruments carry a degree of interest rate risk. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash. We do not enter into investments for trading or speculative purposes. We did not have any debt outstanding as of December 31, 2025. The effect of a hypothetical 10% change in interest rates would have impacted our interest income by approximately $1.3 million and $2.0 million for the years ended December 31, 2025 and 2024, respectively.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
We maintain disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over our financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act). Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2025, our internal control over financial reporting was effective.
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
We will disclose on our website any amendment to, or waiver from, a provision of our Code of Business Conduct and Ethics that applies to our directors or executive officers to the extent required under the rules of the SEC or the NYSE. We granted no waivers under our Code of Business Conduct and Ethics in 2025.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The table below sets out the total amount billed to us by Kost Forer Gabbay & Kasierer, a member of EY Global, for services performed in each of the years ended December 31, 2025 and 2024, and breaks down these amounts by category of service:

	Year Ended December 31,
	2025	2024
	(in thousands)
Audit Fees	$825	$850
Audit-Related Fees	5	5
Tax Fees	192	165
All Other Fees	—	—
Total	$1,022	$1,020
Audit Fees
Audit fees for the years ended December 31, 2025 and 2024 relate to fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC.

Audit-Related Fees
Audit-related fees for the years ended December 31, 2025 and December 31, 2024 relate to fees for assurance and other services that are reasonably related to the performance of the audit and are not reported under audit fees.
Tax Fees
Tax fees for the years ended December 31, 2025 and 2024 were related to ongoing tax advisory, tax compliance and tax planning services.
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
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
During the fiscal year ended December 31, 2025, we repurchased 23,966,420 Class A ordinary shares for an aggregate purchase price of approximately $115.4 million under our Repurchase Program.
The Repurchase Program was initially authorized by our board of directors in August 2023 for the purchase of up to $75 million of Class A ordinary shares, with subsequent authorizations in May 2024, December 2024, August 2025 and March 2026, each for an additional $75 million of Class A ordinary shares. The table below provides detailed information:

Period	(a) Total Number of Shares Purchased(1)	(b) Average Price Paid per Share(2)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares (or Approximate Dollar Value) that May Yet be Purchased Under the Plans or Programs
January 1-31, 2025	1,600,201(3)	$4.88	1,600,201	$63,575,974
February 1-29, 2025	1,068,692	$5.44	1,068,692	$57,760,539
March 1-31, 2025	1,951,658(4)	$4.74	1,951,658	$48,518,852
April 1-30, 2025	2,439,994(5)	$4.51	2,439,994	$37,503,154
May 1-31, 2025	1,148,090	$4.87	1,148,090	$31,913,159
June 1-30, 2025	1,768,982	$4.99	1,768,982	$23,079,308
July 1-31, 2025	1,868,620(6)	$5.18	1,868,620	$13,392,737
August 1-31, 2025	1,862,041	$4.74	1,862,041	$79,560,709(7)
September 1-30, 2025	1,936,592	$4.70	1,936,592	$70,451,102
October 1-31, 2025	2,106,388(8)	$4.70	2,106,388	$60,551,362
November 1-30, 2025	4,442,239(9)	$4.68	4,442,239	$39,748,537

Period	(a) Total Number of Shares Purchased(1)	(b) Average Price Paid per Share(2)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares (or Approximate Dollar Value) that May Yet be Purchased Under the Plans or Programs
December 1-31, 2025	1,772,923	$4.93	1,772,923	$31,016,552
Total	23,966,420	$4.81	23,966,420	$31,016,552

(1)	As of the settlement date of the transaction.
(2)	Excludes broker and transaction fees.
(3)	Includes an aggregate of 467,407 Class A ordinary shares withheld by us to satisfy tax withholding and remittance obligations in connection with the settlement of RSUs that vested on January 1, 2025.
(4)	Includes an aggregate of 9,000 Class A ordinary shares withheld by us to satisfy tax withholding and remittance obligations in connection with the settlement of RSUs that vested on March 4, 2025.
(5)	Includes an aggregate of 485,338 Class A ordinary shares withheld by us to satisfy tax withholding and remittance obligations in connection with the settlement of RSUs that vested on April 1, 2025.
(6)	Includes an aggregate of 489,675 Class A ordinary shares withheld by us to satisfy tax withholding and remittance obligations in connection with the settlement of RSUs that vested on July 1, 2025.
(7)	In August 2025, our board of directors authorized the repurchase of an additional $75 million of Class A ordinary shares.
(8)	Includes an aggregate of 538,463 Class A ordinary shares withheld by us to satisfy tax withholding and remittance obligations in connection with the settlement of RSUs that vested on October 1, 2025.
(9)
Includes an aggregate of 3,000,000 Class A ordinary shares purchased by us from Pitango Venture Capital on November 24, 2025 for an aggregate purchase price of $13,915,132. Mr. Aaron Mankovski, who is a member of our board of directors, is a Managing Partner of Pitango.

No equity securities were purchased by us or any “affiliated purchasers” during 2025 other than through the Repurchase Program.
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
Because we are a “foreign private issuer,” our directors and officers are not subject to short-swing profit recovery provisions under Section 16 of the Exchange Act. The Holding Foreign Insiders Accountable Act was signed into law on December 18, 2025 and will require directors and officers of “foreign private issuers”, like us, to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. In addition, our directors, officers and principal shareholders will continue to be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.
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
•the use of external service providers and solutions (including AI-enabled solutions), where appropriate, to assess, test or otherwise assist with aspects of our security controls;
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
We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face ongoing risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See Part I, Item 3.D. “Risk Factors—Our products enable the collection and storage of Personal Information, as well as confidential or proprietary information of our merchants and their consumers, and security concerns could result in liability to us or inhibit sales of our products.”
Cybersecurity Governance
Our board of directors considers cybersecurity risk as part of its risk oversight function and has delegated to our audit committee overall risk management, including oversight of cybersecurity and other information technology risks.

Our audit committee receives quarterly reports, and our board of directors receives annual reports from management on our cybersecurity risks. In addition, management updates our audit committee and our board of directors, as necessary, regarding any significant cybersecurity incidents.
Our audit committee also receives briefings from management on our cyber risk management program. Our audit committee reports to our board of directors regarding its activities, including those related to cybersecurity, as it deems necessary.
Our Chief Information Officer (who reports to our Chief Technology Officer) and our VP, Information Security, are primarily responsible for assessing and managing our material risks from cybersecurity threats, as well as the supervision of our internal cybersecurity personnel and retained external cybersecurity consultants. Our Chief Information Officer has almost two decades of information security and information technology strategy and management experience, including consulting on cloud security and adoption for several technology companies. Our VP, Information Security, has over 25 years of information technology and cybersecurity experience, including security leadership roles across several industries, including financial services and advertising technology.
Our Chief Information Office and VP, Information Security are members of, and work closely with our senior management team to oversee our efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools (including AI-enabled security tools) deployed in our IT Systems environment.
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
Financial Statements and Schedule
The following Financial Statements and Financial Statement Schedules as required under Item 18 are attached hereto starting on page F-1 of this Annual Report:
Audited Financial Statements
•Reports of Independent Registered Public Accounting Firm
•Consolidated Balance Sheets as of December 31, 2025 and 2024
•Consolidated Statements of Operations for the years ended December 31, 2025, 2024 and 2023
•Consolidated Statements of Comprehensive Profit/Loss for the fiscal years ended December 31, 2025, 2024 and 2023
•Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2025, 2024 and 2023
•Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023
•Notes to the Consolidated Financial Statements
Financial Statement Schedules
•Valuation and Qualifying Accounts

All other schedules have been omitted since they are either not required or not applicable, or the information has otherwise been included.

ITEM 19. EXHIBITS

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Amended and Restated Articles of Association of Riskified Ltd.	20-F	001-40692	1.1	February 25, 2022
2.1	Specimen Class A ordinary share certificate of the Riskified Ltd.	F-1/A	333-257603	4.1	July 23, 2021
2.2	Description of Securities					*
2.3†	2021 Amended and Restated Investors’ Rights Agreement, dated as of July 18, 2021, by and among the Registrant and the parties named in Schedule A thereto.	F-1	333-257603	4.2	July 19, 2021
2.4†	Share Purchase Warrant issued to Wayfair LLC, dated as of June 21, 2021, by and between the Registrant and Wayfair LLC	F-1	333-257603	4.5	July 1, 2021
4.1††	Form of Director and Officer Indemnification Agreement	F-1/A	333-257603	10.1	July 19, 2021
4.2††	Amended and Restated 2013 Equity Incentive Plan	F-1	333-257603	10.2	July 1, 2021
4.3††	Amended and Restated U.S. Sub-Plan to the 2013 Equity Incentive Plan	F-1	333-257603	10.3	July 1, 2021
4.4††	2021 Share Incentive Plan	F-1/A	333-257603	10.4	July 19, 2021
4.5††	Amended and Restated Compensation Policy for Executive Officers and Directors	6-K	001-40692	99.1	August 7, 2025
4.6††	2021 Employee Share Purchase Plan	F-1/A	333-257603	10.6	July 19, 2021
4.7††	Severance Plan					*
8.1	List of Subsidiaries					*
11.1	Insider Trading Compliance Policy	20-F	001-40692	11.1	March 6, 2025
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
15.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of EY Global, an independent registered public accounting firm					*
97.1	Policy for Recovery of Erroneously Awarded Compensation	20-F	001-40692	97.1	March 6, 2024

101.INS	Inline XBRL Instance Document	*
101.SCH	Inline XBRL Taxonomy Extension Schema Document	*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	*
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document	*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	*
104	Inline XBRL for the cover page of this Annual Report on Form 20-F (embedded within the Inline XBRL document)	*
_________________

*	Filed herewith
**	Furnished herewith
†	Schedules and exhibits to this Exhibit omitted pursuant to Instructions as to Exhibits to Form 20-F. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.
††	Indicates a management contract or compensatory plan or arrangement.
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

RISKIFIED LTD.

March 6, 2026	By:	/s/ Eido Gal
	Name:	Eido Gal
	Title:	Chief Executive Officer

March 6, 2026	By:	/s/ Aglika Dotcheva
	Name:	Aglika Dotcheva
	Title:	Chief Financial Officer

RISKIFIED LTD.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Riskified Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Riskified Ltd. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive profit (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and the financial statements schedule listed in the index at item 18 of Part III (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.
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
Tel-Aviv, Israel
March 6, 2026

RISKIFIED LTD.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As of December 31,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	$162,152	$371,063
Short-term deposits	5,000	5,000
Accounts receivable, net	48,453	47,803
Prepaid expenses and other current assets	9,825	9,830
Short-term investments	130,428	—
Total current assets	355,858	433,696
Property and equipment, net	10,970	12,704
Operating lease right-of-use assets	21,203	25,310
Deferred contract acquisition costs	15,587	16,558
Other assets, noncurrent	6,953	7,593
Total assets	$410,571	$495,861
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,911	$2,309
Accrued compensation and benefits	27,532	26,365
Guarantee obligations	12,278	13,061
Provision for chargebacks, net	10,458	9,434
Operating lease liabilities, current	6,075	5,590
Accrued expenses and other current liabilities	12,466	13,780
Total current liabilities	70,720	70,539
Operating lease liabilities, noncurrent	18,947	21,940
Other liabilities, noncurrent	26,145	21,078
Total liabilities	115,812	113,557
Commitments and contingencies (Note 9)
Shareholders’ equity:
Class A ordinary shares, no par value; 900,000,000 shares authorized as of December 31, 2025 and 2024; 104,034,048 and 112,306,279 shares issued and outstanding as of December 31, 2025 and 2024, respectively	—	—
Class B ordinary shares, no par value; 232,500,000 shares authorized as of December 31, 2025 and 2024; 44,118,455 and 48,902,840 shares issued and outstanding as of December 31, 2025 and 2024, respectively	—	—
Treasury shares at cost, 52,025,888 and 30,049,351 ordinary shares as of December 31, 2025 and 2024, respectively	(260,451)	(154,223)
Additional paid-in capital	1,029,328	982,131
Accumulated other comprehensive profit (loss)	(62)	887
Accumulated deficit	(474,056)	(446,491)
Total shareholders’ equity	294,759	382,304
Total liabilities and shareholders’ equity	$410,571	$495,861
The accompanying notes are an integral part of these consolidated financial statements.

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Year Ended December 31,
	2025	2024	2023

Revenue	$344,638	$327,516	$297,610
Cost of revenue	166,566	156,577	145,091
Gross profit	178,072	170,939	152,519
Operating expenses:
Research and development	69,413	68,065	71,577
Sales and marketing	83,100	86,389	88,441
General and administrative	59,594	64,337	69,350
Total operating expenses	212,107	218,791	229,368
Operating profit (loss)	(34,035)	(47,852)	(76,849)
Interest income (expense), net	13,465	20,167	22,775
Other income (expense), net	(637)	(818)	837
Profit (loss) before income taxes	(21,207)	(28,503)	(53,237)
Provision for (benefit from) income taxes	6,358	6,419	5,798
Net profit (loss)	$(27,565)	$(34,922)	$(59,035)
Net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	$(0.18)	$(0.20)	$(0.33)
Weighted-average shares used in computing net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	157,460,699	170,907,159	176,773,398
The accompanying notes are an integral part of these consolidated financial statements.

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE PROFIT (LOSS)
(in thousands)

	Year Ended December 31,
	2025	2024	2023

Net profit (loss)	$(27,565)	$(34,922)	$(59,035)
Other comprehensive profit (loss), net of tax:
Unrealized gains (losses) on derivative instruments, net	(811)	899	1,634
Unrealized gains (losses) on available-for-sale debt securities	(78)	(86)	86
Foreign currency translation	(60)	—	(7)
Other comprehensive profit (loss)	(949)	813	1,713
Comprehensive profit (loss)	$(28,514)	$(34,109)	$(57,322)
The accompanying notes are an integral part of these consolidated financial statements.

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousands, except share data)

	Class A Ordinary Shares		Class B Ordinary Shares		Treasury Shares	Additional Paid-in Capital	Accumulated Other Comprehensive Profit (Loss)	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balance as of December 31, 2022	102,084,746	$—	68,945,014	$—	$—	$848,609	$(1,639)	$(352,534)	$494,436
Issuance of ordinary shares upon exercise of share options	3,010,478	—	—	—	—	3,816	—	—	3,816
Issuance of ordinary shares upon vesting of restricted share units	6,365,261	—	—	—	—	—	—	—	—
Issuance of ordinary shares upon exercise of warrants	1,187,087	—	—	—	—	—	—	—	—
Purchase of Treasury shares	(3,038,865)	—	—	—	(13,155)	—	—	—	(13,155)
Exchange of Class B ordinary share to Class A ordinary shares	19,130,150	—	(19,130,150)	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—	62,410	—	—	62,410
Ordinary share warrants issued to a customer	—	—	—	—	—	1,536	—	—	1,536
Other comprehensive profit (loss)	—	—	—	—	—	—	1,713	—	1,713
Net profit (loss)	—	—	—	—	—	—	—	(59,035)	(59,035)
Balance as of December 31, 2023	128,738,857	$—	49,814,864	$—	$(13,155)	$916,371	$74	$(411,569)	$491,721
Issuance of ordinary shares upon exercise of share options	2,257,709	—	—	—	—	4,244	—	—	4,244
Issuance of ordinary shares upon vesting of restricted share units	7,408,175	—	—	—	—	—	—	—	—
Purchase of Treasury shares	(27,010,486)	—	—	—	(141,068)	—	—	—	(141,068)
Exchange of Class B ordinary share to Class A ordinary shares	912,024	—	(912,024)	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—	57,831	—	—	57,831
Ordinary share warrants issued to a customer	—	—	—	—	—	3,685	—	—	3,685
Other comprehensive profit (loss)	—	—	—	—	—	—	813	—	813
Net profit (loss)	—	—	—	—	—	—	—	(34,922)	(34,922)
Balance as of December 31, 2024	112,306,279	$—	48,902,840	$—	$(154,223)	$982,131	$887	$(446,491)	$382,304
Issuance of ordinary shares upon exercise of share options	2,645,197	—	—	—	—	5,068	—	—	5,068
Issuance of ordinary shares upon vesting of restricted share units	8,264,607	—	—	—	—	—	—	—	—
Shares withheld related to net share settlement of equity awards	(1,989,883)	—	—	—	—	(9,497)	—	—	(9,497)
Purchase of Treasury shares	(21,976,537)	—	—	—	(106,228)	—	—	—	(106,228)
Exchange of Class B ordinary share to Class A ordinary shares	4,784,385	—	(4,784,385)	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—	51,626	—	—	51,626
Other comprehensive profit (loss)	—	—	—	—	—	—	(949)	—	(949)
Net profit (loss)	—	—	—	—	—	—	—	(27,565)	(27,565)
Balance as of December 31, 2025	104,034,048	$—	44,118,455	$—	$(260,451)	$1,029,328	$(62)	$(474,056)	$294,759

The accompanying notes are an integral part of these consolidated financial statements.

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2025	2024	2023

Cash flows from operating activities:
Net profit (loss)	$(27,565)	$(34,922)	$(59,035)
Adjustments to reconcile net profit (loss) to net cash provided by (used in) operating activities:
Unrealized loss (gain) on foreign currency	2,124	388	(850)
Provision for (benefit from) account receivable allowances	995	626	198
Depreciation and amortization	2,462	3,349	3,568
Amortization of capitalized internal-use software costs	1,085	1,532	1,532
Amortization of deferred contract costs	12,041	10,784	9,567
Impairment of deferred contract costs	—	1,205	—
Share-based compensation expense	51,626	57,831	62,410
Non-cash right-of-use asset changes	4,107	4,432	4,605
Changes in accrued interest	(50)	1,356	2,593
Ordinary share warrants issued to a customer	—	3,685	1,536
Other	307	398	161
Changes in operating assets and liabilities:
Accounts receivable	(1,361)	(1,849)	(9,685)
Deferred contract acquisition costs	(8,504)	(10,535)	(8,893)
Prepaid expenses and other assets	(2,448)	(2,696)	(1,618)
Accounts payable	(376)	(203)	373
Accrued compensation and benefits	121	2,541	(199)
Guarantee obligations	(783)	342	358
Provision for chargebacks, net	1,024	(2,658)	112
Operating lease liabilities	(4,669)	(3,648)	(4,580)
Accrued expenses and other liabilities	3,743	7,738	5,126
Net cash provided by (used in) operating activities	33,879	39,696	7,279
Cash flows from investing activities:
Purchases of short-term deposits	—	—	(55,000)
Maturities of short-term deposits	—	—	337,000
Purchases of investments	(248,011)	—	(29,086)
Maturities of investments	115,917	28,300	—
Purchases of property and equipment	(810)	(637)	(1,355)
Proceeds from sale of fixed assets	50	91	—
Net cash provided by (used in) investing activities	(132,854)	27,754	251,559
Cash flows from financing activities:
Proceeds from exercise of share options	5,068	4,244	3,841
Taxes paid related to net share settlement of equity awards	(9,497)	—	—
Purchases of treasury shares	(106,228)	(141,068)	(13,155)
Net cash provided by (used in) financing activities	(110,657)	(136,824)	(9,314)
Effects of exchange rates on cash, cash equivalents, and restricted cash	721	(401)	297
Net increase (decrease) in cash, cash equivalents, and restricted cash	(208,911)	(69,775)	249,821
Cash, cash equivalents, and restricted cash—beginning of period	371,063	440,838	191,017
Cash, cash equivalents, and restricted cash—end of period	$162,152	$371,063	$440,838

Supplemental disclosures of cash flow information:
Cash paid for income taxes, net of refunds received	$210	$54	$17
Cash paid for operating leases, net of incentives received	$5,826	$4,904	$6,080
Adjustment to ROU assets upon modification of existing lease	$—	$—	$(811)

Supplemental disclosures of noncash investing and financing activities:
Purchases of property and equipment during the period included in accounts payable and accrued expenses	$86	$65	$97

Reconciliation of cash, cash equivalents, and restricted cash within the consolidated balance sheets to the amounts shown in the consolidated statements of cash flows above:
Cash and cash equivalents	$162,152	$371,063	$440,838
Restricted cash	—	—	—
Total cash, cash equivalents, and restricted cash	$162,152	$371,063	$440,838
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
Treasury Shares
As of December 31, 2025, our Board of Directors had approved a share repurchase program for the purchase of an aggregate of up to $300 million of our Class A ordinary shares (the “Repurchase Program”). Costs associated with the acquisition of Class A ordinary shares are presented as Treasury Shares on the consolidated balance sheet as a reduction of shareholders' equity. Refer to Note 11 for more information on the Repurchase Program.
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

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the subsidiaries where the U.S. dollar is the functional currency, monetary assets and liabilities denominated in currencies other than the U.S. dollar are remeasured into U.S. dollars at exchange rates in effect at the end of each period. Foreign currency transaction gains and losses from these remeasurements are recognized in other income (expense), net, within the consolidated statements of operations. Foreign currency transactions resulted in net losses of $1.5 million, net losses of $0.5 million, and net gains of $1.4 million, for the years ended December 31, 2025, 2024, and 2023, respectively.
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
Concentration of Risks
Our financial instruments that are exposed to concentrations of credit or default risk primarily consist of cash and cash equivalents, short-term deposits, short-term investments, and accounts receivable. We maintain our cash, cash equivalents, short-term deposits, and short-term investments with high-quality institutions mainly in the United States and Israel, the composition of which are regularly monitored by us. We have not experienced any material losses in such accounts. Our derivatives expose us to risk to the extent that the counterparties may be unable to meet the terms of the agreement. We seek to mitigate such risk by limiting our counterparties to major financial institutions and by spreading the risk across a number of major financial institutions. In addition, the potential risk of loss with any one counterparty resulting from this type of risk is monitored on an ongoing basis.
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
The following table summarizes our merchants that represented 10% or more of Accounts receivable and Revenue:

	Accounts Receivable		Revenue
	As of December 31,		Year Ended December 31,
	2025	2024	2025	2024	2023
Customer A	15%	18%	11%	10%	11%
Customer B	12%	12%	*	*	*
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

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Short-Term Investments
Short-term investments consist of marketable debt securities that we have classified and accounted for as available-for-sale. Short-term investments consist of highly-rated government and corporate bonds. We determine the appropriate classification of our investments in marketable debt securities at the time of purchase and reevaluate such designation at each balance sheet date. After consideration of our risk versus reward objectives, as well as our liquidity requirements, we may sell these debt securities prior to their effective maturities. As a result, we classify our investments, including those with maturities beyond 12 months, as current assets in the Consolidated Balance Sheets. We carry these securities at fair value, and report the unrealized gains and losses, net of taxes within accumulated other comprehensive profit (loss), except for changes in allowance for expected credit losses, which is recorded in other income (expense), net, within the consolidated statements of operations. We periodically evaluate our available-for-sale debt securities for impairment. If the amortized cost of an individual security exceeds its fair value, we consider our intent to sell the security or whether it is more likely than not that we will be required to sell the security before recovery of its amortized basis. If either of these criteria are met, we write down the security to its fair value and record the impairment charge in other income (expense), net within the consolidated statements of operations. If neither of these criteria are met, we determine whether credit loss exists. Credit loss is estimated by considering changes to the rating of the security by a rating agency, any adverse conditions specifically related to the security, as well as other factors.
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
Accounts Receivable, Net
Accounts receivable are recorded at the invoiced amount, net of an allowance for credit losses. The allowance for credit losses is based on our assessment of the collectability of accounts. We regularly review the adequacy of the allowance for credit losses based on a combination of factors, including an assessment of the current merchant’s credit worthiness, the age of the balance, the nature and size of the merchant, the financial condition of the merchant, and the amount of any receivables in dispute. Accounts receivable deemed uncollectible are charged against the allowance for credit losses when identified. The allowance for doubtful accounts was $1.5 million and $0.8 million as of December 31, 2025 and 2024, respectively.
The following table represents a roll-forward of the allowance for credit losses:

	Year Ended December 31,
	2025	2024
	(in thousands)
Beginning balance	$787	$515
Current period provision	995	626
Uncollectible accounts charged against the allowance	(271)	(354)
Ending balance	$1,511	$787
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
Capitalized Software Costs
Costs related to software acquired, developed, or modified solely to meet our internal requirements, with no substantive plans to market such software at the time of development are capitalized. Costs incurred during the preliminary project stage and during the post implementation operational stage are expensed as incurred. Eligible costs incurred during the application development stage of the project are capitalized. Capitalized software development costs are recorded as part of other assets, noncurrent in the consolidated balance sheets. Maintenance costs are expensed as incurred. Capitalized software development costs are amortized on a straight-line basis over the software’s estimated useful life, which is four years and are recorded in cost of revenue in the consolidated statements of operations. As of December 31, 2025 and 2024, we have capitalized $0.9 million and $2.0 million, net, respectively, of qualifying software development costs. Amortization expenses related to capitalized software costs were $1.1 million, $1.5 million, and $1.5 million for the years ended December 31, 2025, 2024, and 2023, respectively.
Cloud Computing Arrangement Implementation Costs
We capitalize certain implementation costs incurred in a cloud computing arrangement during the application development stage pursuant to Accounting Standards Codification, or ASC, 350-40, Internal Use Software. These costs are amortized over the term of the hosting arrangement on a straight-line basis, and are included within operating expenses in the consolidated statements of operations. Costs incurred in the preliminary stages of development are analogous to research and development activities and are expensed as incurred. These capitalized costs are included in other assets, noncurrent in the consolidated balance sheets. We have capitalized $0.3 million and $0.6 million of qualifying cloud computing arrangement implementation costs as of December 31, 2025 and 2024, respectively. Amortization expenses related to capitalized cloud computing arrangement implementation costs were $0.4 million, $0.3 million, and $0.2 million for the years ended December 31, 2025, 2024, and 2023, respectively.
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

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Ordinary Share Warrants
In conjunction with a SaaS Agreement entered into in June 2021, we issued a warrant to a customer to purchase ordinary shares. The warrant vests annually, in equal amounts, over a five-year period commencing on the effective date of the SaaS Agreement. Vesting during the first three years was contingent on the SaaS Agreement being in full force and effect in accordance with its terms. Vesting during the last two years was contingent upon the vesting conditions being met during the first three years. As of December 31, 2025, 399,600 Class A ordinary shares had vested and were issuable upon exercise of the warrant. The remaining 99,900 Class A ordinary shares issuable upon exercise of the warrant will vest on June 27, 2026. During 2024, the SaaS Agreement was terminated.
The warrant was accounted for as consideration payable to a customer under ASC 606 and reduced revenue as we recognized revenue under the SaaS Agreement. Upon termination of the SaaS Agreement in 2024, we reduced revenue by the remaining unrecognized grant date fair value amount of $2.5 million. No further reductions to revenue will occur associated with the SaaS Agreement or the associated warrant.
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
For stand ready obligations where we we charge a fixed fee per transaction, we recognize revenue over the contract period in the period that the transactions are reviewed under the variable consideration allocation exception. This primarily includes contracts that obligate us to stand ready to review eCommerce transactions for legitimacy without an associated guarantee or for Policy Protect. When Policy Protect is sold as a subscription, revenue is recognized evenly over the contract period.
We present revenue net of cancellations and adjustments for minimum service level agreements.
In accordance with ASC 606, revenue is recognized when a customer obtains control of promised products. The amount of revenue recognized reflects the consideration that we expect to receive in

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
For SaaS arrangements, we provide access to our cloud-hosted AI-powered eCommerce risk intelligence platform that is standing ready to review eCommerce transactions for legitimacy, without providing the merchant the right to take possession of our software. Our single performance obligation is this stand ready obligation. Revenue generated from the issuance of indemnification guarantees is accounted for under ASC 460. Refer to “Indemnification Guarantees” above and Note 9 below for additional information. The Company applies the optional exemption of not disclosing the transaction price allocated to the remaining performance obligations for its usage-based contracts and contracts with original duration of less than one year.
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
Payment terms and conditions vary by contract type, although terms generally include a requirement to pay within 30 days of invoice receipt. In instances where the timing of revenue recognition differs from the timing of invoicing, we have determined that our contracts do not include a significant financing component. The primary purpose of our invoicing terms is to provide our merchants with simplified and predictable ways of purchasing our products; not to receive financing from our merchants or to provide merchants with financing. We applied the practical expedient in ASC 606 and did not evaluate payment terms of one year or less for the existence of a significant financing component. Revenue is recognized net of any taxes collected from merchants (e.g., sales tax and other indirect taxes), which are subsequently remitted to governmental entities. We generally do not offer a right of refund in our contracts.

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
Sales commissions expenses are included in sales and marketing expense in the consolidated statements of operations. We periodically review these deferred contract acquisition costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit. We recorded impairment losses of zero, $1.0 million, and zero during the years ended December 31, 2025, 2024, and 2023, respectively.
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

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Capitalized costs to fulfill a contract are amortized on a straight-line basis over the expected period of benefit of four years and are included in cost of revenue in the consolidated statements of operations. We determine the period of benefit by taking into consideration the estimated customer life, technological life of our software, and other factors. These factors involved in the determination of period of benefit involve inherent uncertainties and the application of significant judgment. We periodically review these deferred contract fulfillment costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit. We recorded impairment losses of zero, $0.2 million, and zero during the years ended December 31, 2025, 2024, and 2023, respectively.
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
Chargeback claims can be disputed and if the decision of the dispute concludes that the order was legitimate and not fraudulent, the chargeback is classified as chargeback won. We present chargeback expenses net of chargebacks won, since such amounts are refunded to us. Amounts for chargebacks won were $32.9 million, $31.7 million, and $25.0 million for the years ended December 31, 2025, 2024, and 2023, respectively.
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
Sales and Marketing
Sales and marketing costs primarily consist of compensation and benefits related costs, including share-based compensation expense and commissions directly associated with our sales and marketing teams. Sales and marketing costs also consists of costs associated with conferences, events, digital marketing and advertising programs, depreciation expense, and allocated overhead. Sales and marketing costs are expensed as incurred.
Advertising costs include digital marketing programs, promotional events, and brand-building activities. Advertising costs were $4.4 million, $4.6 million, and $4.9 million for the years ended December 31, 2025, 2024, and 2023, respectively.
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
Share-Based Compensation

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Share-based compensation expense related to share-based awards is recognized based on the grant date fair value of the award. The fair value of each share option award was estimated on the grant date using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying ordinary shares, the expected term of the share option, the expected volatility of the price of our ordinary shares, risk-free interest rates, and the expected dividend yield of ordinary shares. The assumptions used to determine the fair value of the option awards represented management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. The related share-based compensation expense is recognized on a straight-line basis over the requisite service period of the awards, including awards with graded vesting and no additional conditions for vesting other than service conditions. Forfeitures are accounted for as they occur. There were no share options granted during the periods presented.
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
RSU awards with service-based vesting conditions and graded vesting only are recognized using the straight-line method. RSU awards with more than just a service-based vesting condition are recognized using the accelerated attribution method once the performance-based vesting condition is probable of occurring which results in higher expenses attributed to the earlier periods of the requisite service period.
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

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Net Profit (Loss) Per Share Attributable to Ordinary Shareholders
We compute net profit (loss) per share using the two-class method required for participating securities. The two-class method requires income available to ordinary shareholders for the period to be allocated between ordinary shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. There were no participating securities during the periods presented. Under the two-class method, we allocate earnings proportionately to Class A and B ordinary shares outstanding for the period.
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
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 640): Improvements to Income Tax Disclosures, which requires disaggregated information about the effective tax rate reconciliation and taxes paid, including additional information on taxes paid that meet a quantitative threshold. The guidance is effective for annual reporting periods beginning after December 15, 2024, with early adoption permitted. The Company has adopted the guidance for the reporting period ending December 31, 2025, and the guidance did not have a material impact on the Company's consolidated financial statements. Refer to Note 12 for additional information.
Recently Issued Accounting Pronouncements
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
In November 2025, the FASB issued ASU 2025-09 to amend the guidance in Derivatives and Hedging (Topic 815). The update provides targeted improvements intended to enhance the application of hedge accounting, including expanded eligibility of forecasted transactions, additional flexibility in measuring hedge effectiveness, and clarifications related to hedging non-financial items. The guidance is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. The Company is currently evaluating the impact on its financial statement disclosures.
In December 2025, the FASB issued ASU 2025-11 to amend the guidance in Interim Reporting (Topic 270). The update provides clarifications intended to improve the consistency and usability of interim disclosure requirements, including a comprehensive listing of required interim disclosures and a new disclosure principle for reporting material events occurring after the most recent annual period. The amendments do not change the underlying objectives of interim reporting but are designed to enhance clarity in application. The guidance is effective for fiscal years beginning after December 15, 2027,

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
including interim periods within those fiscal years. The Company is currently evaluating the impact on its consolidated financial statement disclosures.
In December 2025, the FASB issued ASU 2025-12 to address suggestions received from stakeholders on the Accounting Standards Codification and to make other incremental improvements to U.S. GAAP. The update represents changes to the Codification that (1) clarify, (2) correct errors, or (3) make minor improvements. The amendments make the Codification easier to understand and apply. The guidance is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. The Company is currently evaluating the impact on its consolidated financial statement disclosures.
3. Segment Information
We operate our business in one operating segment and therefore have one reportable segment. Operating segments are defined as components of an entity that engage in business activities for which discrete financial information is available and regularly reviewed by the chief operating decision maker (“CODM”), who is our CEO, in deciding how to allocate resources and assess performance. Our CODM allocates resources and assesses performance based upon financial information presented on a consolidated basis, including consolidated net profit (loss) as presented within the consolidated statements of operations. Our CODM does not regularly review asset information and, therefore, the Company does not report asset information by segment.
The following table, which is consistent with how our CODM views the business, presents revenue, significant segment expenses, other segment items, and segment net profit (loss), which is consolidated net profit (loss):

	Year Ended December 31,
	2025	2024	2023
	(in thousands)
Revenue	$344,638	$327,516	$297,610
Less:
Chargebacks, net of chargebacks won	143,215	131,697	121,762
Other costs of revenue(1)	22,613	24,115	22,559
Operating expenses - payroll costs	117,311	118,109	124,358
Operating expenses - non-payroll costs(2)	43,908	43,616	43,370
Other segment items(3)	45,156	44,901	44,596
Net profit (loss)	$(27,565)	$(34,922)	$(59,035)
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

4. Revenue Recognition
Disaggregation of Revenue

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following table summarizes revenue by region in which our merchants’ headquarters are located:

	Year Ended December 31,
	2025		2024		2023
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue
	(in thousands, except where indicated)
United States(1)	$186,977	54%	$198,803	61%	$180,240	61%
Europe, the Middle East and Africa (“EMEA”)(1)(2)	101,837	30	86,786	26	83,113	27
Asia-Pacific (“APAC”)	33,986	10	22,371	7	16,699	6
Americas	21,838	6	19,556	6	17,558	6
Total revenue	$344,638	100%	$327,516	100%	$297,610	100%
_________________
(1)For comparability, prior period amounts have been reclassified to conform to the merchants’ current headquarters location.
(2)Revenue recognized from merchants whose headquarters are in Israel, which is our country of domicile, was $3.9 million, $3.3 million, and $1.3 million for the years ended December 31, 2025, 2024, and 2023, respectively.

The following table summarizes revenue based on the nature and type of service provided to our merchants:

	Year Ended December 31,
	2025		2024		2023
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue
	(in thousands, except where indicated)
Revenue for review services recognized under ASC 606	$202,253	59%	$188,265	57%	$167,278	56%
Revenue for indemnification guarantees recognized under ASC 460	142,385	41	139,251	43	130,332	44
Total revenue	$344,638	100%	$327,516	100%	$297,610	100%
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

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Cost to Obtain a Contract
The following table represents a roll-forward of deferred contract acquisition costs:

	Year Ended December 31,
	2025	2024	2023
	(in thousands)
Beginning balance	$16,558	$15,562	$14,383
Additions to deferred contract acquisition costs	7,401	10,535	8,894
Amortization of deferred contract acquisition costs	(8,372)	(8,583)	(7,715)
Impairment of deferred contract acquisition costs	—	(956)	—
Ending balance	$15,587	$16,558	$15,562
Cost to Fulfill a Contract
The following table represents a roll-forward of deferred contract fulfillment costs:

	Year Ended December 31,
	2025	2024	2023
	(in thousands)
Beginning balance	$5,016	$4,456	$3,673
Additions to deferred contract fulfillment costs	3,270	3,010	2,635
Amortization of deferred contract fulfillment costs	(2,566)	(2,201)	(1,852)
Impairment of deferred contract fulfillment costs	—	(249)	—
Ending balance	$5,720	$5,016	$4,456
5. Fair Value Measurements
The following tables present information about our financial instruments that are measured at fair value on a recurring basis:

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31, 2025
	Fair Value	Level 1	Level 2	Level 3
	(in thousands)
Financial Assets:
Government bonds included within short-term investments	$88,313	$—	$88,313	$—
Corporate bonds included within short-term investments	42,115	—	42,115	—
Derivative financial instruments included in prepaid expenses and other current assets	45	—	45	—
Total financial assets	$130,473	$—	$130,473	$—

Financial Liabilities:
Derivative financial instruments included in accrued expenses and other current liabilities	$261	$—	$261	$—
Total financial liabilities	$261	$—	$261	$—

	As of December 31, 2024
	Fair Value	Level 1	Level 2	Level 3
	(in thousands)
Financial Assets:
Derivative financial instruments included in prepaid expenses and other current assets	$826	$—	$826	$—
Total financial assets	$826	$—	$826	$—
As of December 31, 2025 and 2024, we did not have any Level 3 financial instruments that are measured at fair value on a recurring basis.
We classify our derivative financial instruments and bonds within Level 2 of the fair value hierarchy because they are valued using inputs other than quoted prices which are directly or indirectly observable in the market, including readily-available pricing sources for the identical underlying security which may not be actively traded. Refer to Note 6 for more information regarding our derivative financial instruments.
Refer to Note 9 below for more information regarding the fair value of our indemnification guarantees.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Debt Securities
Short-term investments as of December 31, 2025 consisted of the following:

	As of December 31, 2025
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)
Government bonds	$88,384	$—	$(71)	$88,313
Corporate bonds	42,122	—	(7)	42,115
Total short-term investments	$130,506	$—	$(78)	$130,428
The following table summarizes the estimated fair value of investments in available-for-sale marketable debt securities by effective contractual maturity dates:

As of December 31, 2025
Due in 1 year or less	$130,428
Total	$130,428
As of December 31, 2025, the unrealized losses related to short-term investments were not due to credit related losses. Therefore, we did not recognize an allowance for credit losses for our short-term investments. As of December 31, 2025, we did not have any available-for-sale debt securities that have been in a continuous loss position for more than twelve months.
There were no short-term investments as of December 31, 2024.
6. Derivative Financial Instruments and Hedging
Notional Amount of Foreign Currency Contracts
Our foreign currency contracts are denominated in NIS and Euro. The gross notional amounts of outstanding foreign currency contracts in U.S. dollar were as follows:

	As of December 31,
	2025	2024
	(in thousands)
Derivatives Designated as Hedging Instruments:
Foreign currency contracts	$14,932	$27,432
Derivatives Not Designated as Hedging Instruments:
Foreign currency contracts	6,870	—
Total derivative instruments	$21,802	$27,432
Effect of Foreign Currency Contracts on the Consolidated Statements of Operations
The effect of foreign currency contracts on the Consolidated Statements of Operations during the periods presented were as follows:

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Derivatives Designated as Hedging Instruments			Derivatives Not Designated as Hedging Instruments
	Year Ended December 31,			Year Ended December 31,
	2025	2024	2023	2025	2024	2023
	(in thousands)
Statement of Operations Location:
Revenue	$(1,444)	$526	$168	$—	$—	$—
Cost of revenue	43	(9)	(146)	—	—	—
Research and development	2,206	(337)	(2,659)	—	—	—
Sales and marketing	913	(128)	(1,051)	—	—	—
General and administrative	1,214	(179)	(1,263)	—	—	—
Other income (expense), net	—	—	—	(935)	208	(534)
Total gain (loss) recognized in earnings	$2,932	$(127)	$(4,951)	$(935)	$208	$(534)
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

Net Unrealized Gains (Losses) on Derivatives Designated as Hedging Instruments
(in thousands)
Balance as of December 31, 2022	$(1,707)
Amount of net gains (losses) recorded in accumulated other comprehensive profit (loss)	6,585
Amount of net gains (losses) reclassified from accumulated other comprehensive profit (loss) to earnings	(4,951)
Other comprehensive profit (loss)	1,634
Balance as of December 31, 2023	$(73)
Amount of net gains (losses) recorded in accumulated other comprehensive profit (loss)	1,026
Amount of net gains (losses) reclassified from accumulated other comprehensive profit (loss) to earnings	(127)
Other comprehensive profit (loss)	899
Balance as of December 31, 2024	$826
Amount of net gains (losses) recorded in accumulated other comprehensive profit (loss)	(3,743)
Amount of net gains (losses) reclassified from accumulated other comprehensive profit (loss) to earnings	2,932
Other comprehensive profit (loss)	(811)
Balance as of December 31, 2025	$15
`

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, $0.1 million of net deferred losses were recorded in accumulated other comprehensive profit (loss) and were recognized during the year ended December 31, 2024 in the same financial statement line item as the hedged items. As of December 31, 2024, $0.8 million of net deferred gains were recorded in accumulated other comprehensive profit (loss) of which were recognized during the year ended December 31, 2025 in the same financial statement line item in the Consolidated Statements of Operations to which the derivative relates. As of December 31, 2025, $15 thousand of net deferred gains were recorded in accumulated other comprehensive profit (loss) of which all are expected to be recognized in the same financial statement line item in the Consolidated Statements of Operations to which the derivative relates over the next twelve months.
7. Consolidated Balance Sheet Components
Property and Equipment, Net
Property and equipment, net consisted of the following:

	As of December 31,
	2025	2024
	(in thousands)
Computer equipment	$6,007	$6,202
Furniture and office equipment	1,949	1,925
Leasehold improvements	15,665	15,632
Property and equipment, gross	23,621	23,759
Less: accumulated depreciation and amortization	(12,651)	(11,055)
Property and equipment, net	$10,970	$12,704
Depreciation and amortization expenses were $2.5 million, $3.3 million, and $3.6 million for the years ended December 31, 2025, 2024, and 2023, respectively. During the year ended December 31, 2025, the Company disposed of certain property and equipment with an original cost basis of $0.9 million, and accumulated depreciation of $0.8 million. During the year ended December 31, 2024, the Company disposed of certain property and equipment with an original cost basis of $2.7 million, and accumulated depreciation of $2.6 million.
The following table presents our property and equipment, net of depreciation and amortization, by geographic region:

	As of December 31,
	2025	2024
	(in thousands)
Israel	$9,931	$11,586
United States	824	1,091
Rest of world	215	27
Total property and equipment, net	$10,970	$12,704

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2025	2024
	(in thousands)
Accrued expenses	$6,193	$6,348
Customer credits	6,124	6,401
Other	149	1,031
Accrued expenses and other current liabilities	$12,466	$13,780
Other Liabilities, Noncurrent
Other liabilities, noncurrent consisted of the following:

	As of December 31,
	2025	2024
	(in thousands)
Other tax liabilities	$26,145	$21,078
Other liabilities, noncurrent	$26,145	$21,078
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
The components of operating lease cost for the years ended December 31, 2025, 2024, and 2023 were as follows:

	Year Ended December 31,
	2025	2024	2023
	(in thousands)
Operating lease cost	$5,316	$5,756	$6,242
Variable lease cost	1,419	1,186	1,010
Short-term lease cost	346	118	170
Sublease income	(1,574)	(1,805)	(1,347)
Total operating lease cost	$5,507	$5,255	$6,075
As of December 31, 2025, the weighted average remaining lease term and the weighted average discount rate for our operating leases were 4.5 years and 4.6%, respectively. As of December 31, 2024, the weighted average remaining lease term and the weighted average discount rate for our operating leases were 5.5 years and 4.6%, respectively.
The future minimum lease payments included in the measurement of our operating lease liabilities as of December 31, 2025, were as follows:

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Amount
Year Ending December 31,
2026	$6,190
2027	6,235
2028	6,282
2029	4,945
2030	3,579
Thereafter	352
Total undiscounted lease payments	27,583
Less: imputed interest	(2,561)
Present value of operating lease liabilities	$25,022
The following table presents our operating lease ROU assets by geographic region:

	As of December 31,
	2025	2024
	(in thousands)
Israel	$13,786	$16,074
United States	7,417	9,236
Total operating lease right-of-use assets	$21,203	$25,310

Excluded from the tables above is an unsecured and undated promissory note issued in December 2020 in connection with the execution of a lease agreement for an amount of $3.3 million and $2.9 million as of December 31, 2025 and 2024, respectively. The promissory note may only be withdrawn in the event of a material and fundamental breach of the lease agreement. The promissory note expires three months after the lease termination date. As of December 31, 2025 and 2024, we were in full compliance of the terms and conditions of the promissory note, and the promissory note has not been withdrawn.
9. Guarantees, Commitments, and Contingencies
Indemnification Guarantees
We provide contractual guarantees around the accuracy of our approvals so that our merchants can confidently automate a transaction’s execution. Our contracts obligate us to indemnify our merchants for any costs incurred from a chargeback due to fraud. Accordingly, we account for the guarantee obligation as an indemnification under the general provisions of ASC 460 and recognize a liability at fair value upon approving a transaction. The fair value is an amount that represents what we would need to pay a third party to relieve ourselves from this obligation. This liability is presented as Guarantee obligations on the consolidated balance sheets and was $12.3 million and $13.1 million as of December 31, 2025 and 2024, respectively, and will be released to revenue in the consolidated statements of operations.
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
Our provision for chargebacks includes amounts associated with chargebacks that have been submitted and accepted but not yet paid by us as of the balance sheet date as well as estimates of chargebacks that have not yet been submitted and accepted relating to approved transactions that are accounted for under ASC 450, Contingencies. While no individual transaction is probable of a

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
chargeback occurring, when we analyze a portfolio of transactions, if we believe a future chargeback is probable and reasonably estimated, we accrue a liability and an associated expense through cost of revenue. Inputs and assumptions used by management to calculate the provision are based on the transactions approved and the features of those transactions as well as historical information about chargebacks. It is possible that the estimate may change in the near term, and the effect of the change could be material. Provision for chargebacks, net on the consolidated balance sheets were $10.5 million and $9.4 million as of December 31, 2025 and 2024, respectively, and will be reduced by credits issued or cash paid to merchants.
As of December 31, 2025, our portfolio of potential chargeback liabilities was diversified across numerous industries, hundreds of merchants, and millions of individual transactions. The maximum potential payment to our merchants for these guarantees at a point in time, if every order we approved was fraudulent, is generally the aggregate approved transaction amount excluding cancelled orders, orders that have expired guarantees, and orders for which guarantees have already been paid. As of December 31, 2025, there was $60.8 billion in outstanding indemnification guarantees.
Historically, we have had to pay approximately 0.1% of guarantees that we have issued and net chargeback expenses for the years ended December 31, 2025, 2024, and 2023, were $143.2 million, $131.7 million, and $121.8 million, respectively, which was in line with our budgets for the associated periods.
Non-Cancelable Purchase Obligations
In the normal course of business, we enter into non-cancelable purchase commitments with various parties primarily for hosting and software services. As of December 31, 2025, we had outstanding non-cancelable purchase obligations with a remaining term of 12 months or longer as follows:

Amount
(in thousands)
Year Ending December 31,
2026	$30,005
2027	28,010
2028	875
2029	54
Total	$58,944
Other Indemnifications and Contingencies
In the ordinary course of business, we agree to indemnify certain parties. In our merchant agreements, we have agreed to indemnify, defend, and hold harmless the indemnified party for third-party claims and related losses suffered or incurred by the indemnified party from actual or threatened third-party intellectual property infringement claims. For certain large or strategic merchants, we have agreed to indemnify, defend and hold harmless the indemnified party for non-compliance with certain additional representations and warranties made by us. In addition, we have entered into indemnification agreements with our directors and certain officers. As we have a limited history of prior indemnification claims and the payments we have made under such agreements have not had a material adverse effect on our results of operations, cash flows, or financial position, we are unable to reasonably estimate the maximum potential amount of future payments related to these indemnification agreements. However, to the extent that valid indemnification claims arise in the future, future payments by us could be significant and could have a material adverse effect on our results of operations or cash flows in a particular period. As of December 31, 2025 and 2024, we did not have any material indemnification claims that were probable or reasonably possible.
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
10. Ordinary Share Warrants
As of December 31, 2025 and 2024, the following warrants were issued and outstanding:

	As of December 31, 2025 and 2024
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
We have the following ordinary shares reserved for future issuance:

	As of December 31,
	2025	2024
Warrants issued to customers	499,500	499,500
Share options and RSUs issued and outstanding under the 2013 Plan	9,590,835	12,892,506
Share options and RSUs issued and outstanding under the 2021 Plan	13,095,118	14,488,408
Remaining shares available for future issuance under the 2021 Plan	12,733,513	12,928,337
Total ordinary shares reserved	35,918,966	40,808,751

Treasury Shares
As of December 31, 2025, $270.0 million of the Repurchase Program had been utilized, including transaction costs of approximately $1.0 million. Under the Repurchase Program, we may make purchases of Class A ordinary shares, from time-to-time in the open market, in privately negotiated transactions or by other means in accordance with U.S. federal securities laws. During the year ended December 31, 2025, we repurchased 21,976,537 outstanding Class A ordinary shares for $106.2 million, including transaction costs of approximately $0.4 million, through our Repurchase Program. These shares are classified as Treasury Shares on our consolidated balance sheets.
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
Employee Withhold-To-Cover
To satisfy tax withholding obligations associated with the vesting of equity awards on behalf of its employees, the Company uses a net settlement mechanism, under which shares of Class A ordinary shares are withheld upon vesting of equity awards and the related taxes are paid by the Company in cash. For the year ended December 31, 2025, $9.5 million was recorded for these net settlements. No amounts were recorded for the years ended December 31, 2024 and 2023. These amounts are reflected as taxes paid related to net share settlement of equity awards in the Consolidated Statements of Shareholders’ Equity and in the Consolidated Statements of Cash Flows.
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
We no longer grant any awards under our 2013 Plan as it was superseded by the 2021 Share Incentive Plan, or the 2021 Plan, which was adopted by the Company’s Board and shareholders in connection with our IPO on July 15, 2021. Awards granted prior to the adoption of the 2021 Plan remain outstanding and are governed by the 2013 Plan.
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

	Share Options Outstanding
	Outstanding Share Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
	(in thousands, except share, life and per share data)
Balance as of December 31, 2024	7,946,639	$2.49	4.6	$18,280
Options exercised	(2,645,197)	$1.94
Options forfeited	(22,839)	$5.50
Balance as of December 31, 2025	5,278,603	$2.74	3.8	$12,087
Exercisable as of December 31, 2025	5,243,915	$2.74	3.8	$12,044

There were no share options granted during the periods presented. The aggregate grant date fair value of share options vested during the years ended December 31, 2025, 2024, and 2023 were $2.0 million, $5.6 million, and $6.9 million, respectively. The total intrinsic value of share options exercised during the years ended December 31, 2025, 2024, and 2023 were $7.5 million, $7.8 million, and $11.3 million, respectively. As of December 31, 2025, unrecognized share-based compensation cost related to unvested share options was $2 thousand, which is expected to be recognized in 2026.
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
A summary of RSU activity, including activity under our equity incentive plan, and related information is as follows:

	Number of Shares	Weighted-Average Grant-Date Fair Value Per Share
Unvested as of December 31, 2024	19,434,183	$7.49
Granted	8,587,279	$5.14
Vested(1)	(8,264,607)	$6.46
Forfeited	(2,349,505)	$5.22
Unvested as of December 31, 2025	17,407,350	$7.13
(1)A portion of the shares that vested were withheld by us to satisfy the tax obligations of the recipients. During the year ended December 31, 2025, a total of 1,989,883 RSUs were canceled to satisfy tax obligations, resulting in net issuance of 6,274,724 Class A ordinary shares.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025, total unrecognized share-based compensation expense related to unvested RSUs was approximately $62.0 million, which is expected to be recognized over a weighted-average period of 2.8 years.
2021 Employee Share Purchase Plan
We adopted the 2021 Employee Share Purchase Plan, or ESPP, in connection with our IPO on July 15, 2021, to enable eligible employees of the company and certain of its designated subsidiaries to use payroll deductions to purchase the company’s Class A ordinary shares and thereby acquire ownership interests in the Company. A total of 3,742,961 Class A ordinary shares are available for sale under the ESPP, subject to adjustment as provided for in the ESPP. In addition, on the first day of each fiscal year beginning on January 1, 2022 and ending on and including January 1, 2031, such pool of Class A ordinary shares shall be increased by that number of our Class A ordinary shares equal to the lesser of: (i) 1% of the outstanding Class A ordinary shares as of the last day of the immediately preceding fiscal year (calculated on a fully diluted as-converted basis); or (ii) such smaller amount as our board of directors may determine. In accordance with the above, our board of directors determined not to increase the number of Class A ordinary shares available for sale under the ESPP as of January 1, 2022, January 1, 2023, January 1, 2024, January 1, 2025, or January 1, 2026.
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
As of December 31, 2025, we have not effected any offering under the ESPP.
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
The Multi-Year Award is structured so that meaningful value may only be realized upon the achievement of sustained and significant high performance levels. The award is divided into ten tranches that are eligible to vest based on the achievement of stock price goals, which range from $26.67 to $106.67, measured based on the average of our stock price over a trailing 60 trading day period during predefined performance periods, and subject to Mr. Gal’s continued employment as our chief executive officer through each such period. In order to earn all of the tranches, the stock price will have to be more than 5 times higher than the price at IPO. No tranches of the Multi-Year Award were earned or vested in 2025.
In addition to the service-based vesting condition, and market-based vesting condition, each described above, the Multi-Year Award is also subject to a performance-based vesting condition. The performance-based vesting condition underlying the Multi-Year Award was satisfied upon the occurrence of our IPO in 2021. We recognized $5.2 million, $7.0 million, and $8.6 million in share-based compensation expense related to the Multi-Year Award during the years ended December 31, 2025, 2024, and 2023, respectively.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Share-Based Compensation
Share-based compensation expense by line item in the consolidated statements of operations is summarized as follows:

	Year Ended December 31,
	2025	2024	2023
	(in thousands)
Cost of revenue	$738	$765	$770
Research and development	12,621	13,061	13,152
Sales and marketing	16,013	18,506	19,420
General and administrative	22,254	25,499	29,068
Total share-based compensation expense	$51,626	$57,831	$62,410
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
Due to the fact that the Company generated losses for tax purposes, the Company has not adopted the PTE status currently, but believe we are eligible for the PTE status in future tax years and have tax-effected our Israel deferred tax assets and liabilities at the appropriate PTE rates. Our subsidiaries are separately taxed under the domestic tax laws of the jurisdiction of incorporation of each entity.
Tax Benefits for Research and Development, Section 20A
Under Section 20A of the Israeli Income Tax Ordinance, 1961, the Company is entitled, under specific conditions and subject o receipt of annual approvals from the Israel Innovation Authority (the “IIA”) or the relevant Israeli government ministry, to deduct certain research and development expenses, including capital expenses, in the year in which they are paid. These expenses must related to scientific research and development projects in industry, agriculture, transportation or energy.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
We have implemented and currently make use of Approval 20A for our research and development activities. Expenses incurred in scientific research that are not approved by the relevant governmental authority are generally required to be amortized over a three-year period. There can be no assurance that we will continue to receive such approvals in the future or that the tax authorities will accept our characterization of such expenses.
Profit (loss) before the provision for income taxes consisted of the following for the years ended December 31, 2025, 2024, and 2023:

	Year Ended December 31,
	2025	2024	2023
	(in thousands)
Israel	$(20,258)	$(6,866)	$(23,269)
International	(949)	(21,637)	(29,968)
Total	$(21,207)	$(28,503)	$(53,237)
The provision for income taxes was as follows:

	Year Ended December 31,
	2025	2024	2023
	(in thousands)
Current:
Israel	$—	$—	$(225)
International	6,393	6,224	6,039
Total current income tax expense	6,393	6,224	5,814
Deferred:
Israel	—	—	—
International	(35)	195	(16)
Total deferred income tax expense	(35)	195	(16)
Total provision for income taxes	$6,358	$6,419	$5,798
The table below provides the updated requirements of ASU 2023-09 for 2025. See Note 2 for additional details on the adoption of ASU 2023-09.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Year Ended December 31, 2025
	$	%
	(in thousands)
Israel statutory tax rate	$(4,878)	23.0%
Foreign tax effects:
United States:
Share-based compensation	3,832	(18.0)%
State and Local Taxes(1)	645	(3.0)%
Other	130	(0.6)%
Other Foreign Jurisdictions	(85)	0.4%
Changes in Valuation Allowances	2,051	(9.7)%
Nontaxable or nondeductible:
Share-based compensation	834	(3.9)%
Uncertain Tax Positions	2,055	(9.7)%
Other	(105)	0.5%
Preferred Enterprise	1,879	(8.9)%
Total provision for income taxes	$6,358	(29.9)%
(1)The states that contribute to the majority (greater than 50%) of the tax effect in this category include CA, MA and NY for 2025.

As previously disclosed for the years ended December 31, 2024 and 2023, prior to the adoption of ASU 2023-09, the effective income tax rate differs from the statutory federal income tax rate as follows:

	Year Ended December 31,
	2024	2023

Israel tax benefit at statutory rate	$(6,556)	$(12,245)
Preferred enterprise	(85)	1,652
Foreign rate differential	(448)	(785)
Share-based compensation	6,178	8,158
Prior year tax income/(expense)	11	(302)
Permanent differences	870	587
Uncertain tax position	6,615	5,772
Change in valuation allowance	(166)	2,961
Total provision for income taxes	$6,419	$5,798
Cash paid for income taxes (net of refunds) consisted of the following:

	Year Ended December 31,
	2025	2024	2023
	(in thousands)
Israel	—	—	—
Foreign:
United States(1)	207	28	—
Japan	3	13	—
China	—	—	—
Total cash paid for income taxes (net of refunds)(2)	$210	$41	$—

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(1)Individual jurisdictions equaling 5% or more of the total income taxes paid (net of refunds) for the year ending December 31, 2025 are NY at $101,000, and New York City at $65,000. Individual jurisdictions equaling 5% or more of the total income taxes paid (net of refunds) for the year ending December 31, 2024 are NY at $6,500, MA at $6,000, TX at $6,000, New York City at $3,500, Philadelphia at $2,000 and NJ at $2,000.
(2)The amount of income taxes paid during the year does not meet the 5% disaggregation threshold and is included as "other" in the rate reconciliation.

Our effective tax rate was (29.9)% for the year ended December 31, 2025, compared to an effective tax rate of (22.5)% for the year ended December 31, 2024 and (10.9)% for the year ended December 31, 2023. The effective tax rates for the periods presented are primarily comprised of Israel statutory taxes, share-based compensation expense, uncertain tax positions, and changes in valuation allowance position. The difference in the effective tax rate of (29.9)% for the year ended December 31, 2025 as compared to the effective tax rate of (22.5)% for the year ended December 31, 2024 and (10.9)% for the year ended December 31, 2023 was related to non-deductible share-based compensation, uncertain tax positions, other permanent differences and prior period adjustments in Israel and in our U.S. subsidiary.
The provision for income taxes was $6.4 million, $6.4 million and $5.8 million for the years ended December 31, 2025, 2024, and 2023, respectively. The provision for income taxes for the year ended December 31, 2025 consisted primarily of income taxes related to the United States and other foreign jurisdictions in which we conduct business.
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
The following table presents the significant components of our deferred tax assets and liabilities:

	Year Ended December 31,
	2025	2024	2023
	(in thousands)
Deferred tax assets:
Research and development expenses	$2,287	$4,459	$7,550
Net operating loss	13,918	11,425	10,333
Deferred Compensation	9,055	8,088	6,762
Operating lease liabilities	4,364	4,833	5,565
Vacation and convalescence	790	732	746
Bad debts	308	130	84
Other	2,647	1,967	1,946
Gross deferred tax assets	33,369	31,634	32,986
Valuation allowance	(26,323)	(23,617)	(23,783)
Total deferred tax assets	7,046	8,017	9,203
Deferred tax liabilities:
Operating lease right-of-use assets	(4,019)	(4,739)	(5,577)
Deferred contract acquisition costs	(2,995)	(3,036)	(2,971)
Property and equipment	(33)	(107)	(109)
Capitalized Software	(154)	(325)	(541)
Gross deferred tax liabilities	(7,201)	(8,207)	(9,198)
Net deferred tax assets/(liabilities)	$(155)	$(190)	$5
As of December 31, 2025 and 2024, we had Israel net operating loss, or NOL, carryforwards of approximately $100.5 million and $83.4 million, respectively, which do not expire. As of December 31, 2025 and 2024, we had U.S. Federal NOL carryforwards of approximately zero and $11.8 million,

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
respectively, which do not expire. As of December 31, 2025, we had U.S. State NOL carryforwards of approximately $25.9 million, of which $25.2 million expire between 2027 and 2045, and the remaining $0.7 million do not expire. As of December 31, 2024, we had U.S. State NOL carryforwards of approximately $28.3 million, of which $26.8 million expire between 2027 and 2044, and the remaining $1.5 million do not expire.
During the years ended December 31, 2025, 2024, and 2023 the net change in the valuation allowance against deferred tax assets amounted to an increase of $2.7 million, a decrease of $0.2 million, and an increase of $3.0 million, respectively. The increase in the valuation allowance during the year ended December 31, 2025, was largely attributable to the generation of Israel net operating losses. The decrease in the valuation allowance during the year ended December 31, 2024, was largely attributable to R&D tax deductions.
In establishing deferred income tax assets and liabilities, management makes judgments based on the enacted tax laws and published tax guidance applicable to us as well as the amount and jurisdiction of future taxable income. Deferred tax assets and liabilities are recorded and the need for valuation allowances is evaluated to reduce the deferred tax assets to amounts expected to be realized. As of December 31, 2025 and 2024, we maintained a full valuation allowance on Israel and U.S. net deferred tax assets as we believe, after weighing both the positive and negative evidence, that it is more likely than not that these deferred tax assets will not be realized.
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
We have identified unrecognized tax benefits or uncertain tax positions. There has been a liability on uncertain tax positions recorded on our audited consolidated financial statements as of December 31, 2025 and 2024. We do not expect that our assessment regarding unrecognized tax benefits and uncertain tax positions will materially change over the following 12 months.
A reconciliation of the beginning and ending balance of total unrecognized tax position is as follows:

Unrecognized Tax Benefits
(in thousands)
Balance – December 31, 2022	$11,252
Additions based on tax positions related to current year	5,273
Reductions for tax positions of prior years	(13)
Balance – December 31, 2023	$16,512
Additions based on tax positions related to current year	4,779
Reductions for tax positions of prior years	(474)
Balance – December 31, 2024	$20,817
Additions based on tax positions related to current year	137
Reductions for tax positions of prior years	—
Balance – December 31, 2025	$20,954

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024, the total amount of gross unrecognized tax benefits was $21.0 million and $20.8 million, respectively, which, if recognized, would affect our effective tax rate. We have elected to include interest and penalties as a component of tax expense. As of December 31, 2025 and 2024, we have accumulated $5.1 million and $2.9 million, respectively, in both interest and penalties associated with uncertain tax positions.
We are not currently under audit for income taxes. As of December 31, 2025, tax years beginning with the year ended December 31, 2021 remain subject to examination by the Israel tax authorities and tax years beginning with the year ended December 31, 2022 remain subject to examination by the Internal Revenue Service and certain U.S. state jurisdictions.
13. Net Profit (Loss) Per Share Attributable to Ordinary Shareholders
The following table sets forth the computation of basic and diluted net profit (loss) per share attributable to ordinary shareholders for the periods presented:

	Year Ended December 31,
	2025		2024		2023
	Class A	Class B	Class A	Class B	Class A	Class B
	(in thousands, except share and per share data)
Numerator:
Net profit (loss) attributable to ordinary shareholders, basic and diluted	$(19,440)	$(8,125)	$(24,901)	$(10,021)	$(38,407)	$(20,628)

Denominator:
Weighted-average shares used in computing net profit (loss) per share attributable to ordinary shareholders, basic and diluted	111,049,902	46,410,797	121,867,011	49,040,148	115,005,250	61,768,148
Net profit (loss) per share attributable to ordinary shareholders, basic and diluted	$(0.18)	$(0.18)	$(0.20)	$(0.20)	$(0.33)	$(0.33)
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

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
would have been anti-dilutive, or whose issuance is contingent upon the satisfaction of certain market conditions, are as follows:

	Year Ended December 31,
	2025		2024		2023
	Class A	Class B	Class A	Class B	Class A	Class B
Warrants to purchase ordinary shares(1)	—	—	146,557	—	725,334	753,565
Outstanding share options	6,600,456	—	9,122,598	—	11,654,082	—
Unvested RSUs	16,547,989	—	21,711,292	—	23,375,114	—
Total	23,148,445	—	30,980,447	—	35,754,530	753,565
_________________
(1)In 2024, includes warrants issued to customers. In 2023, includes the warrants to purchase ordinary shares and warrants issued to customers.

14. Employee Benefit Plans
We have a defined-contribution plan in the United States intended to qualify under Section 401 of the Internal Revenue Code, or the 401(k) Plan. The 401(k) Plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. We offer a safe harbor matching contribution in an amount equal to 100% of participating employee contributions to the plan up to 4% of the employee’s eligible compensation. During the years ended December 31, 2025, 2024, and 2023, we recorded $1.0 million, $1.1 million, and $1.5 million, respectively, of expenses related to the 401(k) plan.
Israeli Severance Pay
Pursuant to Israel’s Severance Pay Law, Israeli employees are entitled to severance pay equal to one month’s salary for each year of employment, or a portion thereof. We have elected to include our employees in Israel under Section 14 of the Severance Pay Law, under which these employees are entitled only to monthly deposits made in their name with insurance companies, at a rate of 8.33% of their monthly salary. These payments release us from any future obligation under the Israeli Severance Pay Law to make severance payments in respect of those employees; therefore, any liability for severance pay due to these employees, and the deposits under Section 14 are not recorded as an asset in the consolidated balance sheets. During the years ended December 31, 2025, 2024, and 2023, we recorded $4.6 million, $4.2 million, and $4.2 million, respectively, in severance expenses related to these employees.
15. Related Party Transactions
On November 24, 2025 we entered into a privately negotiated share repurchase agreement with certain funds associated with Pitango Venture Capital to repurchase 3,000,000 of our Class A ordinary shares for cash consideration of $4.64 per share, or an aggregate of approximately $13.9 million. The repurchase was effected pursuant to our existing Repurchase Program and was approved by our Audit Committee and board of directors.
16. Subsequent Events
On March 2, 2026, our Board of Directors authorized the repurchase of an additional $75 million of the Company’s Class A ordinary shares, subject to the completion of Israeli regulatory procedures. Assuming completion of the required Israeli regulatory procedures, the total aggregate repurchase authorization outstanding under the Repurchase Program as of March 2, 2026 was approximately $85.1 million.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Schedule II
Valuation and Qualifying Accounts

Description	Balance at beginning of period	Increase (1)	Decrease (2)	Balance at end of period
Year Ended December 31, 2025
Guarantee obligations	$13,061	$148,473	$(149,256)	$12,278
Provision for chargebacks, net	$9,434	$143,215	$(142,191)	$10,458
Year Ended December 31, 2024
Guarantee obligations	$12,719	$147,255	$(146,913)	$13,061
Provision for chargebacks, net	$12,092	$131,697	$(134,355)	$9,434
Year Ended December 31, 2023
Guarantee obligations	$12,361	$135,942	$(135,584)	$12,719
Provision for chargebacks, net	$11,980	$121,762	$(121,650)	$12,092
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